Form 20-F
period 1997-12-31
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 1998-06-29
CIK 1010401

================================================================================
     As filed with the Securities and Exchange Commission on June 29, 1998.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      For the Year ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-13119
                        CORDIANT COMMUNICATIONS GROUP PLC
             (Exact name of Registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organization)

                           121-141 WESTBOURNE TERRACE
                             LONDON W2 6JR, ENGLAND
                    (Address of principal executive offices)

Securities registered or to be registered           Name of each exchange on
  pursuant to Section 12(b) of the Act:                 which registered:
       Ordinary shares of 50p each                       New York Stock
         represented by American                          Exchange, Inc.
            Depositary Shares
              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

                Indicate the number of outstanding shares of each
of the issuer's classes of capital as of the close of the period covered by the annual report: 221,926,993
                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes (X) No ( )

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 ( ) Item 18 (X)

================================================================================

                                TABLE OF CONTENTS


                                                                            Page



PART I.........................................................................4

      Item 1.   Description of Business........................................4
      Item 2.   Description of Property.......................................24
      Item 3.   Legal Proceedings.............................................25
      Item 4.   Control of Registrant.........................................25
      Item 5.   Nature of Trading Markets.....................................26
      Item 6.   Exchange Controls and Other Limitations
                 Affecting Security Holders...................................27
      Item 7.   Taxation......................................................27
      Item 8.   Selected Financial Data.......................................32
      Item 9.   Management's Discussion and Analysis of
                 Financial Condition and Results of Operations................35
      Item 9A.  Quantitative and Qualitative Disclosures
                 About Market Risk............................................50
      Item 10.  Directors and Executive Officers of Registrant................51
      Item 11.  Compensation of Directors and Officers........................57
      Item 12.  Options to Purchase Securities from
                 Registrant or Subsidiaries...................................61
      Item 13.  Interest of Management in Certain Transactions................79

PART II.......................................................................80

      Item 14.  Description of Securities to be Registered....................80

PART III......................................................................80

      Item 15.  Defaults Upon Senior Securities...............................80
      Item 16.  Changes in Securities and Changes in
                 Security for Registered Securities...........................80

PART IV.......................................................................80

      Item 17.  Financial Statements..........................................80
      Item 18.  Financial Statements..........................................81
      Item 19.  Financial Statements and Exhibits.............................81

INTRODUCTION

     Unless the context otherwise requires, the following definitions shall have the following meanings in this document:

     "Company" shall mean Cordiant Communications Group plc (previously called Cordiant plc until December 14, 1997).

     "Consolidated Financial Statements" shall mean audited consolidated financial statements and notes thereto of the Company as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included elsewhere herein.

     "Cordiant" shall mean Cordiant plc (now called Cordiant Communications Group plc) and its subsidiaries in relation to the period prior to the Demerger.

     "Cordiant Ordinary Shares" shall mean ordinary shares of 25p of Cordiant prior to the Demerger.

     "Demerger" shall mean the demerger on December 14, 1997 by Cordiant of Saatchi & Saatchi Holdings Limited in accordance with the Demerger Agreement (as defined herein).

     "Disposed" operations refers to businesses demerged from Cordiant to form the Saatchi & Saatchi Group, Zenith and other businesses disposed of.

     "Group", "CCG" and "CCG Group" shall mean the Company and its subsidiaries from the date of the Demerger.

     "NRG" shall mean National Research Group, Inc. and its subsidiaries, NRG-UK Ltd. and Movie View, Inc.

     "Ongoing" operations refers to businesses that remain with the Group following the Demerger and the disposal of other businesses and excludes Zenith.

     "Ordinary Shares" shall mean ordinary shares of 50p of the Company.

     "Saatchi & Saatchi" or "Saatchi & Saatchi Group" shall mean Saatchi & Saatchi plc and its subsidiaries from the date of the Demerger.

     "Saatchi Ordinary Shares" shall mean ordinary shares of 10p of Saatchi & Saatchi plc.

     "Unaudited Combined and Pro Forma Financial Information" shall refer to the unaudited financial information contained in Annex A to this Report, which information assesses the historic performance of CCG as if the post-Demerger structure and financing arrangements had been in place from January 1, 1996.

     "Zenith" shall mean Zenith Media Holdings Limited and, where the context requires, its subsidiary undertakings from time to time.

     The Company publishes its consolidated financial statements in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling", "L", "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1997 was L1.00 to $1.64. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1997. The Noon Buying Rate on June 1, 1998 was L1.00 to $1.64.

     References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain and references to the "Articles" are to the Company's Memorandum and Articles of Association.


FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in the "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Industry Background" section relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business - Organization and Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.


GENERAL

          The businesses that comprise the CCG Group are what remain of Cordiant after the Demerger of the Saatchi & Saatchi Group in December 1997. Prior to the Demerger, Cordiant was the holding company for a group of advertising and creative marketing communication businesses, the two largest of which were the advertising networks, Bates Worldwide ("Bates Worldwide") and Saatchi & Saatchi ("S&S").

           The origins of Bates Worldwide date back to 1940 when Ted Bates & Company was founded in New York by Theodore Bates and Rosser Reeves. It was Rosser Reeves who first developed the concept of the Unique Selling Proposition ("U.S.P.(TM)") and this philosophy still drives the advertising strategies of Bates Worldwide today. Ted Bates & Company grew rapidly in the 1960s and 1970s, developing a worldwide network through acquisitions and organic growth. In 1964, Ted Bates & Company acquired the largest advertising agency in Australia, the George Patterson Advertising Agency. In 1985, the German agency Scholz & Friends was acquired.

           In 1986, Ted Bates Worldwide was acquired by Cordiant. Earlier that year, Cordiant had acquired a US agency, Backer and Spielvogel and, in 1987, the two agencies were merged to form Backer Spielvogel Bates Worldwide. The network was later rebranded Bates Worldwide, although Scholz & Friends was preserved as a separately branded advertising agency. The combined network formed a second major component of Cordiant which, at that time, was also establishing another substantial advertising network, S&S. Throughout their period of ownership by Cordiant, the two networks operated independently.

           During the mid 1980s, Cordiant also acquired a number of specialist marketing communications businesses. In 1985, it acquired HP:ICM, a business based in London providing creative and production services for conferences and exhibitions. In 1987, The Facilities Group was formed through the amalgamation of a group of companies providing specialist advertising production services in design, print and television. Following the Demerger, CCG retained a 30 percent shareholding in The Facilities Group with the remainder held by Saatchi & Saatchi.

           In 1988, Cordiant formed a single media buying operation in the UK called Zenith Media Buying Services. This was created through the acquisition of Ray Morgan & Partners which was merged with the media buying departments of Cordiant's London advertising agencies. This was the first time a major agency group had consolidated its media buying operations into a discrete unit. The operation was renamed Zenith Media Worldwide in 1991 and in 1992 extended its services to include media planning. Zenith had expanded its operations internationally by opening offices in Europe in 1994 and in the US and Asia Pacific in 1995. This expansion was achieved by combining and rebranding the in-house media operations of S&S and Bates Worldwide. Following the Demerger, CCG and Saatchi & Saatchi each retained a 50 percent shareholding in Zenith, which is accounted for as a joint venture.

           From the late 1980s to the end of 1995, Cordiant's history was characterized by a period of financial and management instability which had an adverse effect on Cordiant's businesses. During the late 1980s, poor trading conditions in the advertising industry, coupled with the requirement to service debt incurred to fund a number of acquisitions, contributed to a serious decline in Cordiant's financial position. By 1990, Cordiant's accounts showed that financial liabilities had reached almost L700 million. As a result, during the early 1990s, Cordiant embarked on a series of refinancings and disposals, culminating in a rights issue in November 1995. This series of actions substantially eliminated Cordiant's net financial liabilities and restored its financial stability.

           In early 1995, the Chairman (Maurice Saatchi) and four other senior executives left Cordiant. As a result, Mars withdrew its worldwide account from Bates Worldwide, resulting in a loss of annual billings of approximately $350 million. S&S also lost several high profile clients which had accounted for approximately 5 percent of S&S's 1994 revenue. To restore management stability to Cordiant, Bob Seelert was appointed Chief Executive Officer and Charles Scott was appointed Chairman in July 1995.

           The rights issue in 1995 enabled Cordiant to be in a better position to focus on revenue growth and margin improvement. As part of this process, Cordiant decided in April 1997 to propose to Cordiant Shareholders the demerger of Cordiant into two autonomous advertising and marketing communications groups. As a result of the Demerger, the CCG Group is now comprised of the advertising business of Bates Worldwide and Scholz & Friends, together with HP:ICM, a 30 percent shareholding in The Facilities Group and a 50 percent shareholding in Zenith.

           The  Group's  principal  corporate  offices  are  located  at 121-141
Westbourne    Terrace,    London    W2   6JR,    England,    telephone    number
011-44-171-262-4343.


CORPORATE DEVELOPMENTS

THE DEMERGER

           On April 21, 1997, the Board of Directors of Cordiant announced its decision to recommend to its shareholders that they approve a spinoff or demerger of Saatchi & Saatchi from Cordiant (the "Demerger") with the remaining businesses renamed CCG. The Demerger was motivated by the desire to allow each of CCG and Saatchi & Saatchi to stand on its own and to allow the advertising agencies of the CCG Group and the Saatchi & Saatchi Group, namely Bates Worldwide and S&S, to respond more quickly to client needs and opportunities. The Demerger took effect on December 15, 1997 and, as from the effective date of the Demerger (the "Effective Date"), CCG and Saatchi & Saatchi have operated as separate public companies and neither CCG nor Saatchi & Saatchi beneficially owns any shares of the other. As a result of the Demerger, CCG and Saatchi & Saatchi each own a 50 percent shareholding in Zenith.

           Prior to the Demerger, an internal reorganization of Cordiant was effected whereby Cordiant transferred the various assets that comprised the Saatchi & Saatchi Group (including a 50 percent shareholding in Zenith) to a single holding company, Saatchi & Saatchi Holdings Limited ("Holdings"). After
(i) the Demerger was approved by Cordiant shareholders and (ii) all conditions precedent to the Demerger had been satisfied or waived, the Demerger occurred in three simultaneous steps. First, Cordiant made a stock dividend to holders of Cordiant Ordinary Shares on the basis that the dividend would be satisfied by the distribution of the Saatchi Ordinary Shares. Second, Saatchi & Saatchi acquired the shares of Holdings from Cordiant. Third, Saatchi & Saatchi satisfied the stock dividend (the "Dividend") by issuing its shares directly to Cordiant shareholders.

THE CONSOLIDATION

           Pursuant to the Demerger, shares of Saatchi & Saatchi were initially issued on a one-for-one basis (i.e., each holder of Cordiant Ordinary Shares received the same number of shares of Saatchi & Saatchi). Immediately following the stock dividend, both the Company and Saatchi & Saatchi effected a share consolidation or reverse stock-split (the "Consolidation"), so that following the Demerger and Consolidation holders of Cordiant Ordinary Shares received one Ordinary Share and one Saatchi Ordinary Share for every two Cordiant Ordinary Shares held as at the record date for the Dividend. Holders of Cordiant American Depositary Shares received three American Depositary Shares of the Company and three American Depositary Shares of Saatchi & Saatchi (each representing 15 ordinary shares) for every ten American Depositary Shares of Cordiant held pursuant to arrangements made between the Company, Saatchi & Saatchi and the Depositary.

RELATIONSHIP BETWEEN CCG AND SAATCHI & SAATCHI FOLLOWING THE DEMERGER

           As a result of the Demerger, the Company and Saatchi & Saatchi are separate publicly traded companies and operate independently of each other. Neither company has any interest in the shares of the other. However, the Company and certain companies within the CCG Group entered into certain agreements and arrangements with the Saatchi & Saatchi Group and Zenith in order to enable the Demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the Demerger. The terms of these agreements and arrangements are principally governed by the Demerger Agreement, dated September 30, 1997, between Cordiant, Saatchi & Saatchi, Holdings and Zenith (the "Demerger Agreement"), and certain agreements required to be entered into pursuant to the Demerger Agreement. The principal terms of these agreements and arrangements are described below.

           Property Guarantees

           There are a number of guarantees by CCG companies of obligations of certain companies in the Saatchi & Saatchi Group that were not released in connection with the Demerger. CCG guaranteed the Saatchi & Saatchi Group's obligations under a lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $17.9 million subject to rent reviews in 2003 and every five years thereafter. The Saatchi & Saatchi Group currently occupies approximately one half of the premises, the balance being sublet to third parties at rates at or below the base rent payable by Saatchi & Saatchi. CCG also guarantees the Saatchi & Saatchi Group's obligations under a lease of premises at 21 Dukes Road, London, for a term expiring on October 31, 2016 with a tenant's right to break on October 31, 2006. The current annual base rent is L255,882, subject to rent reviews in 2001, 2006 and 2011. This property is not currently occupied by the Saatchi & Saatchi Group and the entire premises have been sub-leased for L165,000 per annum until October 15, 2006 but with a sub-tenant's right to break on November 1, 2001. In addition, CCG has given a guarantee of the liability for deferred consideration of FFR23 million plus interest payable in 1998 in respect of the acquisition of the minority shareholdings in Saatchi & Saatchi Advertising S.A. (France) in 1996. In the Demerger Agreement, Saatchi & Saatchi agreed to give additional, or in some cases substitute, guarantees and to indemnify CCG against any liability in its preexisting guarantees.

           Bank Guarantees

           Saatchi & Saatchi gave a guarantee to the lenders under CCG's new bank facility agreement (described below) against liability under a bank guarantee of up to L5 million at December 31, 1997. The Company has agreed to indemnify the Saatchi & Saatchi Group, to the extent that liability arises under this guarantee in respect of obligations which are the primary responsibility of the CCG Group.

           Other

           There are a number of existing guarantees by Saatchi & Saatchi Group companies of obligations of certain companies in the CCG Group, including guarantees in respect of certain leases of premises at Lansdowne House, Berkeley Square, London W1. The main guarantees were not released in connection with the Demerger. In the Demerger Agreement, the Company agreed to give additional, or in some cases substitute guarantees and to indemnify Saatchi & Saatchi against any liability in respect of its existing guarantees.

           New Bank Facilities

           In connection with the Demerger, the management of Cordiant allocated the consolidated indebtedness of Cordiant between CCG, the Saatchi & Saatchi Group, and Zenith. The amounts allocated took into account the ability of each of the companies to generate cash flow with the intention of establishing an appropriate capital structure for each company.

           Under an Agreement dated September 30, 1997, among Cordiant, various other members of the CCG Group, The Bank of New York and Midland Bank Plc as Arrangers and certain banks and financial institutions (the "Banks"), the Banks agreed to make available to certain members of the CCG Group a facility of up to $133 million, which was subsequently reduced by approximately $11 million following the sale of NRG (the "New Bank Facility"). This facility is comprised of a limited bank guarantee facility of L5 million that was made available for specified purposes in connection with Cordiant's reduction of capital and the balance as a facility of up to $120 million which was used, in part, along with facilities made available to Saatchi & Saatchi and Zenith, to repay amounts drawn down by Cordiant under its facility agreement and is also available for general corporate purposes of CCG (the "New Bank Facility Agreement"). Amounts available under the New Bank Facility will be amortized over the life of the facility.

           The New Bank Facility Agreement requires the Group to comply with certain financial and other covenants relating to gross interest cover, total cash cover and maximum gross debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

           The New Bank Facility will be reduced in an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $5 million per annum) on, or following, a sale by CCG of any subsidiary (or a material part of the business of any subsidiary). Interest is payable on each advance under the New Bank Facility at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5 and 0.75 percent per annum, depending on the CCG Group's ability to achieve certain financial ratios.

           The New Bank Facility Agreement contains provisions whereby, on the happening of certain specified events of default, the amounts made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross default by certain companies in the CCG Group in respect of indebtedness over a specified amount or any change of control of the Company.

           The New Bank Facility is secured by guarantees from certain members of the CCG Group (or, where guarantees are not possible, share charges over such companies) such that at all times the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60 percent of the CCG Group's consolidated revenues. Fixed and floating charges over the assets of the Company and certain of its UK subsidiaries and share pledges over the shares owned by members of the CCG Group in various subsidiaries have also been given.

           In addition to the New Bank Facility, Zenith entered into an agreement (the "Zenith Facility Agreement") providing a L21.5 million secured reducing multi-currency revolving credit facility (the "Zenith Facility") which was used in part, along with the facilities being made available to CCG and Saatchi & Saatchi to repay amounts drawn down by Cordiant under its facility agreements and for general corporate purposes of Zenith. The Company and Saatchi & Saatchi provided unlimited guarantees to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantees is to be shared equally.

           Amounts outstanding under the Zenith Facility, which is for a five year term, are required to be repaid as follows: L1 million in 1998; L2 million in each of 1999 and 2000 and L4 million in 2001. The Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of the business of any subsidiary).

           Interest is payable on each advance under the Zenith Facility Agreement at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5 and 0.75 percent per annum, depending on Zenith's ability to achieve certain financial ratios.

           The Zenith Facility Agreement requires Zenith to comply with various financial covenants relating to gross interest cover, maximum gross debt and gross capital expenditure.

           The Zenith Facility Agreement contains provisions whereby on the happening of certain specified events of default the amount made available could be declared immediately due and payable. In addition to customary events of default these events include defaults by certain companies in the Zenith group in respect of indebtedness over specified limits and any change of control of Zenith.

           The Zenith Facility is secured by guarantees from certain members of the Zenith group (or, where guarantees are not possible, share charges over such companies) such that at all times the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60 percent of Zenith's consolidated revenues, fixed and floating charges over the assets of Zenith and certain of its UK subsidiaries and share pledges over the shares owed in certain of its non-UK subsidiaries.

OWNERSHIP AND OPERATION OF ZENITH MEDIA WORLDWIDE

           Zenith Shareholders' Agreement

           Pursuant to the Demerger Agreement, the Company, Saatchi & Saatchi, Holdings and Zenith, with effect from the Effective Date, entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") in order to regulate the relationship between the Company and Holdings as shareholders of Zenith. Saatchi & Saatchi is a party to the Zenith Shareholders' Agreement in order to guarantee the obligations of Holdings. The Zenith Shareholders' Agreement provides that Zenith will be managed on a day to day basis by four executive Directors agreed upon by the shareholders. Two non-executive Directors will also be appointed by agreement between the shareholders. In addition, each shareholder will have the right to appoint one further non-executive Director.

           Pursuant to the Zenith Shareholders' Agreement, the following matters require the consent of both shareholders before they can be undertaken by
Zenith: alterations to the capital structure of Zenith; the annual business plan of Zenith; and the entering into of contracts by Zenith which are not in the ordinary course of its business or not on arm's-length terms.

           Seventy-five percent of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained by Zenith.

           Following the Demerger, each of the Company and Saatchi & Saatchi owns 50 percent of the outstanding shares of Zenith. The Zenith Shareholders' Agreement prohibits the transfer of shares in Zenith except as described below. Transfers to third parties are permitted either on the insolvency, or on a change of control, of the other shareholder. Otherwise a shareholder is entitled to sell all of its shares to a third party only if it has first offered to sell its shares to the other shareholder at a specified price and the other shareholder has declined that offer. In those circumstances, the sale to the third party must be at a price being not less than that offered to the other shareholder. Any third party to whom shares are transferred will be required to agree to be bound by the terms of the Zenith Shareholders' Agreement as if it was an original party to that agreement.

           The Zenith Shareholders' Agreement also contains options whereby one shareholder is entitled to acquire all the Zenith shares of the other shareholder in the event that:

           1. the other shareholder becomes insolvent;

           2. the other shareholder is the subject of a change of control and following which there is a material breach of any of the terms of the media services agreement (described below) to which that shareholder is a party which either is not capable of remedy or is not remedied within a certain period; or

           3. the other shareholder terminates the media services agreement to which it is a party.

           The price payable (a) on exercise of the option described in (1) above will be based on the market value of the Zenith shares and (b) on exercise of the options described in (2) and (3) above will be based on the net asset value of Zenith. Each shareholder also charged its shares in Zenith to secure all obligations under the new bank facilities for such shareholder's group.

           In the event that a dispute arises in relation to certain matters of fundamental importance to the future of Zenith which cannot be resolved by further negotiations between the shareholders then either shareholder will be entitled to offer to acquire at any specified price all of the Zenith shares of the other shareholder. The other shareholder will have the option either to accept that offer and sell all of its Zenith shares at the specified price or to purchase all of the Zenith shares of the other shareholder at the specified price.

           The Zenith Shareholders' Agreement also provides for the resolution of potential conflicts between the clients of the shareholders and Zenith.

           The Zenith Shareholders' Agreement will remain in force until (i) either shareholder acquires all of the shares in Zenith held by the other, (ii) an order is made or resolution is passed for the winding up of Zenith or (iii) a third party acquires all of the shares of Zenith.

           Prior to the Demerger, Zenith shared office space and facilities such as computer, payroll and accounting systems, as well as insurance and pension arrangements with members of the Cordiant Group. These arrangements were formalized on an arm's length basis with the relevant members of CCG and the Saatchi & Saatchi Group, where appropriate, prior to the Demerger.

           Both CCG and Saatchi & Saatchi have guaranteed the new Zenith bank facilities described above.

           Zenith Media Services Agreements

           Pursuant to the Demerger Agreement, at the time the Zenith Shareholders' Agreement was entered into, each of the Company and Saatchi & Saatchi entered into a media services agreement with Zenith. Under the terms of these agreements the shareholders each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each shareholder. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

           Each of the media services agreements will terminate on December 31, 2000 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.

OWNERSHIP AND OPERATION OF THE FACILITIES GROUP

           Pursuant to the Demerger Agreement, the Company, Saatchi & Saatchi, Saatchi & Saatchi (Central Services) Limited ("SSCSL") and The Facilities Group Limited ("The Facilities Group") entered into a shareholders' agreement ("The Facilities Group Agreement") in order to regulate the relationship between the Company and SSCSL as shareholders of The Facilities Group. Saatchi & Saatchi is a party to that agreement in order to guarantee the obligations of SSCSL. With effect from the Effective Date, the Company holds 30 percent of the outstanding shares of The Facilities Group and Saatchi & Saatchi holds 70 percent. The Facilities Group Agreement provides that the day to day management of The Facilities Group will be undertaken by three executive Directors. The Company is entitled to appoint one of three executives and Saatchi & Saatchi is entitled to appoint the other two.

           The distributable profits of The Facilities Group will be divided between shareholders in the proportions in which The Facilities Group receives revenue from clients of each shareholder. Revenue of The Facilities Group not attributable to clients of either shareholder will be divided in proportion to the shareholdings.

           The Facilities Group Agreement prohibits the transfer of shares of The Facilities Group except in the circumstances described in the agreement. Transfers to third parties will be permitted either on the insolvency or on a change of control of the other shareholder. Otherwise a shareholder will be entitled to sell all of its shares to a third party only if it has first offered to sell its shares to the other shareholder at a specified price and the other shareholder has declined that offer. In those circumstances, the sale to the third party must be at a price being not less than that offered to the other shareholder. Any third party to whom shares are transferred will be required to agree to the terms of The Facilities Group Agreement as if it were an original party to that agreement.

           The Facilities Group Agreement also contains options whereby one shareholder is entitled to acquire all the shares in The Facilities Group of the other shareholder in the event that:

           1. the other shareholder becomes insolvent; or

           2. the other shareholder suffers a change of control.

           The price payable on exercise of these options will be based on the market value of The Facilities Group shares.

           The Facilities Group Agreement will remain in force until (i) either shareholder acquires all of the shares in The Facilities Group held by the other, (ii) an order is made or resolution is passed for the winding up of The Facilities Group or (iii) a third party acquires all of the shares of The Facilities Group.

EMPLOYEE BENEFITS PLANS

           CCG employees are members of a number of pension schemes throughout the world, principally in the UK and the US. CCG currently operates two principal UK pension schemes: a defined benefits scheme (the Cordiant Group Pension Scheme) and a defined contribution scheme (the Cordiant Group Money Purchase Pension Plan). Since the Demerger, CCG employees have remained members of these schemes.

           Employees of the Saatchi & Saatchi Group have continued their membership in both schemes during a transitional period, subject to Inland Revenue approval. The Company and Saatchi & Saatchi have agreed that, at the end of a transitional period, Saatchi & Saatchi's members within the two UK pension schemes will be given the opportunity to transfer to new pension arrangements being set up by Saatchi & Saatchi. A transfer payment determined by the trustee of the two UK pension schemes, having taken actuarial advice, will be made to the new Saatchi & Saatchi pension arrangements in respect of the accrued rights under the relevant UK pension scheme of those members who request a transfer. The same provisions apply to employees of Zenith who are members of CCG's UK pension schemes.

           The arrangements  with respect to options under the CCG Share Schemes
are   described  in  "Options  to  Purchase   Securities   From   Registrant  or
Subsidiaries."

OTHER PROVISIONS OF THE DEMERGER AGREEMENT

           Operating Arrangements

           The Demerger Agreement provides for the implementation of specific arrangements in Eastern Europe and the Middle East where the two groups operate local offices jointly and sets out the bases on which these arrangements will continue. Each agency is owned and managed by S&S, but has been branded jointly as "Bates Saatchi & Saatchi Advertising." Following the Demerger, Bates Worldwide and S&S have shared operating profits or losses of the local offices based on the level of revenue introduced by each network. Subsequent to the year-end, Bates Worldwide gave notice of its intention to end the operating arrangements in Poland and the Middle East.

           In addition, members of both CCG and the Saatchi & Saatchi Group are parties to existing joint venture arrangements with third parties in Russia and Japan.

           Shared Premises and Services

           There are a number of locations in which offices leased by a member of the CCG Group are occupied by, or shared with, a member of the Saatchi & Saatchi Group, or vice versa. Pursuant to the Demerger Agreement, these arrangements will continue, to the extent practicable, either indefinitely or at least for a transitional period, generally on the same basis on which such arrangements operated prior to the date of the agreement. The most significant of these arrangements are a sublease by Saatchi & Saatchi to Zenith of 55,000 square feet at 375 Hudson Street in New York and a sublease by Saatchi & Saatchi to CCG of 279,000 square feet at 405 Lexington Avenue in New York. In some cases these arrangements are the subject of formal subleases or licenses; in other cases the sharing arrangements remain informal. The Demerger Agreement also contains certain transitional arrangements in respect of such matters as access to information, the preparation of accounts and insurance.

           Network Affiliates

           There are over 40 affiliated agencies of S&S around the world in which the Saatchi & Saatchi Group holds only a minority interest or no equity interest. Prior to the Demerger, the relationship with these affiliates was in most cases governed by a "network membership agreement" between the affiliate and Cordiant, on behalf of S&S. Under these agreements, the affiliate is given the sole license to use the "Saatchi & Saatchi" name in relation to advertising services in a specified territory and receives certain services and referrals of clients from S&S, in return for paying to Cordiant fees based on income earned by the affiliate. In most cases, these agreements provided for termination by either party on 3 months' notice.

           Pursuant to the Demerger Agreement, CCG and the Saatchi & Saatchi Group endeavored to obtain the agreement of the S&S affiliates to the novation of their network membership agreements, so that Saatchi & Saatchi succeeded to all of the rights and obligations of Cordiant under these agreements with effect from completion of the Demerger. To the extent that such agreement was not obtained prior to the Effective Date, CCG holds these agreements for the benefit of the Saatchi & Saatchi Group pending novation or termination and the Saatchi & Saatchi Group will be responsible for ensuring that all obligations of CCG thereunder are performed. Similar arrangements exist in relation to agreements with Zenith affiliates.

           Disputes

           The Demerger Agreement sets out agreed procedures to be followed by the Company, Saatchi & Saatchi and Zenith in seeking to resolve any dispute that may arise between any of them under or in connection with the Demerger Agreement, other than disputes arising under the Zenith Shareholders' Agreement.

           Demerger Costs

           Pursuant to the Demerger Agreement, subject to certain limited exceptions, all costs incurred by Cordiant, Saatchi & Saatchi, Zenith and their respective subsidiaries in connection with the Demerger, including, but not limited to, those relating to the pre-Demerger reconstruction, Cordiant's reduction of capital, all of the new employee share schemes and the new banking facilities, were paid by CCG. The applications for listing of Saatchi Ordinary Shares and American Depositary Shares on the London and New York Stock Exchanges were paid by Saatchi & Saatchi. The anticipated costs of the Demerger were taken into account in determining the manner in which the overall debt of Cordiant was divided between CCG, Saatchi & Saatchi and Zenith. Costs in excess of those anticipated were recorded by CCG and 50 percent of them were charged back to Saatchi & Saatchi.

           Liabilities and Reciprocal Indemnities

           The Demerger Agreement provides that following the Demerger, each of the Company, Saatchi & Saatchi and Zenith will indemnify, or procure that its relevant subsidiaries indemnify, the members of each other group, subject to certain limitations, against certain actual and contingent liabilities associated with the business of the indemnifying group. In addition, if there are incurred any liabilities in relation to past disposals of subsidiaries not operated as part of Bates Worldwide or S&S, certain liabilities in connection with the Demerger process in excess of the amounts contemplated by the arrangements for dividing the existing Cordiant bank borrowings between CCG, Saatchi & Saatchi and Zenith, or certain other types of liabilities, these will be shared equally by CCG and Saatchi & Saatchi. The general purpose of these provisions is to ensure that legal effect is given to the principles upon which it has been agreed that the assets and liabilities of Cordiant should be divided between CCG, Saatchi & Saatchi and Zenith. They cover a range of matters, in addition to the cross guarantees referred to above, including (without limitation) UK, US and other tax liabilities and litigation involving members of more than one group.

ORGANIZATION AND SERVICES

           The Group's operations consist of advertising and other creative marketing services including direct marketing, media services, production services, interactive media and market research. In 1997, the Group's largest five clients accounted for 18.1 percent of ongoing revenues. The largest client accounted for 5.9 percent of total ongoing revenues. No other single client accounted for more than 5 percent of ongoing revenues. The Group's principal activities subsequent to the Demerger are organized as follows:

           ORGANIZATION                       ACTIVITIES
Advertising and integrated
  marketing communications
Bates Worldwide                    Advertising, sales promotion,
   - 141 Worldwide                 direct marketing, interactive
   - XM                            media, healthcare advertising,
   - Healthcom                     strategic brand consultancy and
   - Decision Shop                 design services
Scholz & Friends                   Advertising, sales promotion,
                                   direct marketing, interactive
                                   media and design services


Specialist marketing
communications services
HP:ICM                             Conferences, exhibitions and
                                   brand experience events
The Facilities Group1              Pre-production services in
                                   design, print and television
Media services

Zenith Media Worldwide2            Media planning and buying
--------------------
1 Owned 30 percent by the Company, 70 percent by Saatchi & Saatchi 2 Owned 50 percent by the Company, 50 percent by Saatchi & Saatchi


           During 1997, advertising services accounted for 98 percent of CCG's ongoing revenues and other marketing communications services accounted for 2 percent.

 ADVERTISING AND INTEGRATED MARKETING COMMUNICATIONS

BATES WORLDWIDE

           Bates Worldwide is an international advertising and integrated marketing communications network. Headquartered in New York, the network is characterized by a strong local presence with entrepreneurial leadership in a number of countries, particularly in Europe and Asia Pacific. It currently has more than 160 owned or affiliated offices, located in over 70 countries. In 1997, Bates Worldwide accounted for 88 percent of CCG's ongoing revenues.

           Advertising services

           The network is principally involved in the creation of advertising and marketing programs for products, services, brands, companies and organizations. These programs involve various media such as television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media, as well as techniques such as direct marketing, sales promotion and design. The creation of advertising and marketing materials includes the writing, designing and development of concepts. When the concepts have been approved by the client, Bates Worldwide supervises the production of materials necessary to implement that program. These include film, video, print and electronic materials, which are produced externally.

           Bates Worldwide performs a strategic planning function which involves analysis of the particular product, service, brand, company or organization against its competitors and the market. Bates Worldwide's creative approach is driven by the discipline to determine each brand's Unique Selling Proposition. This approach is based on the principle that the consumer tends to remember just one thing from an advertisement - one strong claim or concept. Bates Worldwide's U.S.P.(TM) approach seeks to identify a unique benefit or point of difference from within the brand. U.S.P.(TM) means a motivating idea - a unique claim or benefit - associated with a particular brand, which is to be registered in the mind of the consumer. Especially long-running examples of Bates Worldwide's U.S.P.(TM) advertising include Certs' "Two mints in one" in the US and Castrol's "Liquid Engineering" in Europe. The Company believes that this approach sets Bates Worldwide apart from other advertising networks. The approach is process-driven, involves rigorous interrogation of a brand's strengths and is designed to produce advertising which is cost-effective and competitive. Bates Worldwide also encourages the use of in-house econometric techniques to monitor the effectiveness of its advertising for clients.

           The network utilizes a number of methodologies which it has developed internally. These include: Global Scan(TM), a worldwide consumer attitude and behavior study; Brand Wheel(TM), a method for identifying and ordering a brand's functional and psychological benefits; and Brand Essence(TM), a research process which identifies the fundamental values which a brand encapsulates in the mind of the consumer as the basis for brand positioning,

           Bates Worldwide also evaluates the choice of media to reach the desired market most efficiently. The advertising and marketing program is devised within the limits imposed by the client's advertising budget. In the case of global and regional campaigns, Bates Worldwide plans and coordinates the implementation of the program through its network of national agencies.

           Bates Worldwide is involved in buying media space and time for its clients. This is executed by Zenith, by Bates Worldwide's in-house team or sourced from external suppliers.

           Clients

           Bates Worldwide has a broad client base. In 1997, B.A.T accounted for just under 6 percent of CCG's ongoing revenues. No other single client accounted for over 5 percent of CCG's ongoing revenues in 1997. Bates Worldwide's 10 largest clients accounted for 27 percent of CCG's ongoing revenues in 1997.

           Bates Worldwide's client list includes many prestigious international companies. In 1997, Bates Worldwide served over 30 clients in five or more countries through its international network. In addition, a number of clients have appointed Bates Worldwide to serve them on a worldwide basis, namely in each of the Americas, Europe and Asia Pacific. During 1997, clients served worldwide or in five or more countries accounted for approximately 30 percent of Bates Worldwide's revenues. A representative selection of Bates Worldwide's current multi-national and worldwide clients are set out in the table below.

                       SELECTED CLIENTS OF BATES WORLDWIDE

Clients served worldwide Clients served in five or more countries

B.A.T.                   3M                       Europcar
EDS (Electronic Data     Amnesty International    Estee Lauder
Systems)
Energizer                Ansett Australia         Fort James
Hyundai                  Avis                     Goodman/Fielder
Warner-Lambert           Brown-Forman             Heineken
Wendy's International    Caltex                   Hongkong Bank
                         Campbell Soup Company    Microsoft
                         Center Parcs             Nokia
                         Coca-Cola Company        Pharmacia & Upjohn
                         CPC International        Roche-Nicholas
                         Cussons                  SEAT
                         DHL                      UNICEF

           Reputation and awards

           For the last three years, Bates Worldwide has been among the top three networks shortlisted for creative awards at the Cannes International Advertising Festival. In 1997, it won two Gold and four Bronze Lions as well.

           A number of individual Bates Worldwide agencies have strong reputations for client service and creativity. Delvico Bates was the most awarded agency in Spain for the fifth consecutive year in 1997, according to Anuncios magazine. Bates Copenhagen was named Agency of the Year in Denmark for the seventh time in ten years. Bates Europe won Marketing and Media Magazine's M & M award for Best Corporate Campaign for its "Success Stories" advertising for EDS. Bates USA won two prestigious Effies for JRAP/U.S. Coast Guard and Wendy's International. Five Bates agencies - George Patterson Bates, Bates Hong Kong, Bates USA Southwest, Delvico Bates and Campaign Palace - won Gold awards at the London International Advertising Festival. XM (Expanded Media) Asia won a Gold Award in Pacific Internet's Best of the Web competition for its work on the Nokia Mobile Phones Asia Pacific website. In Australia, Campaign Palace was named Television Agency of the Year at the Australian Television Awards in 1997.

           Integrated marketing communications services

           Bates Worldwide has been developing a number of its integrated marketing communications services as separately branded operations. These businesses have potential for high-margin revenue growth and the Company expects them to enhance the network's ability to generate global client accounts. The services provided are set out below.

           141 Worldwide

           141 Worldwide is a sales promotion network launched in 1997 as a separately branded operation. 141 Worldwide specializes in merchandising, point of sale and other promotions, permanent in-store displays, signage, sponsorships, special events, direct marketing, trade mark diversification and trade mark communication. 141 Worldwide was originally established in 17 Bates Worldwide offices in 17 countries. 141 Worldwide now has 26 global offices including London, New York, Paris and Sydney. The Company expects the rapid development of offices to continue. 141 Worldwide's international network operates to standard practices and a unified philosophy utilizing two operating systems. 141 Management System is used by agency personnel to guide clients from strategic development through to execution of creative work. 141 Creative Project Flow is a methodology to help clients understand better the creative process used at the agency. 141 Worldwide's major clients include 3M, B.A.T, Coca-Cola Company, Grand Metropolitan, Warner-Lambert and Wendy's International.

           XM

           XM (Expanded Media) is Bates Worldwide's interactive media division. XM's interactive expertise includes the creation of websites, the development of banner advertising for the internet and the production of CD-Roms and interactive display units. Clients served in this area include EDS, Nokia and Perrier.

           Healthcom

           Healthcom is a specialist healthcare advertising and communications agency established in the early 1990s. The operation is headquartered in London and has offices in five countries. Healthcom markets healthcare products both to the professional medical market and directly to consumers. Clients include Carter-Wallace, Pharmacia & Upjohn and Warner-Lambert.

           The Decision Shop

           The Decision Shop is a specialist resource to assist clients in brand positioning, strategic research, econometric modeling, analysis of consumer panel data, evaluation of campaigns and media modeling. The Decision Shop's work has included international repositioning projects for Electrolux and Smirnoff and the launch of Nicorette and Zovirax for Warner-Lambert.

           Bates Worldwide also operates  BKS/Bates,  a marketer and producer of
television   programming  to  broadcast  and  cable  networks  in  the  US,  and
Grapplegroup, a graphic design consultancy based in Johannesburg.

SCHOLZ & FRIENDS

           Scholz & Friends, founded in 1981, is the largest multi-national advertising network headquartered in Germany in terms of gross income based on information published by Advertising Age. Scholz & Friends has a strong creative reputation in its domestic market. After its acquisition in 1985, Scholz & Friends operated as an independent unit within Bates Worldwide. In 1995 Scholz & Friends moved to operating as an international network reporting independently from Bates Worldwide to minimize the impact of clients' conflict policies. The network has grown to 13 offices in 11 European countries. A London office was opened at the end of 1997 and a Paris opening is planned for 1998. CCG currently owns 90 percent of Scholz & Friends. During 1997, the network accounted for approximately 10 percent of CCG's ongoing revenue.

           In addition to advertising, Scholz & Friends provides clients with a wide range of marketing services including sales promotion, public relations, direct marketing, design and interactive media. The Berlin agency recently won the "Best Campaign" award for its "Frankfurter Allgemeine Zeitung" work for the second year running. Scholz & Friends' major clients include Deutsche Bank, Deutsche Telekom, DHL, Henkel, Lufthansa, Mobil Europe and Tchibo. Major new assignments have recently been won from Buena Vista, Center Parcs, Europcar and Messe Frankfurt. The only significant loss in 1997 was Compaq.

SPECIALIST MARKETING COMMUNICATIONS SERVICES

           HP:ICM

           HP:ICM is a leading specialist communications agency providing creative and production consultancy in the areas of live events, exhibitions, film, video, multimedia and brand experience. The company's end products take many forms, such as displays at visitor centers, exhibition stands, conferences, internal corporate television networks, trans-continental roadshows, multi-media training programs and corporate videos. For the past four years HP:ICM has been named "Live Event Marketer of the Year" by Televisual Magazine. The agency is based in London although approximately half of its revenues are generated outside the UK. Some of HP:ICM's major assignments include work for British Aerospace, The Department of Trade & Industry, General Motors, Halifax plc and Marks & Spencer.

           The Facilities Group

           Based in central London, The Facilities Group provides a comprehensive range of technical and creative services in the areas of design, print, production, artwork, audio visual, multimedia and television production. Its revenues derive from both CCG and Saatchi & Saatchi and a number of independent accounts. New business wins from external clients during 1997 included Linklaters, Regus, St. George Plc, Morgan Stanley and Time Products.

           The business operates from a single site and provides 24 hour coverage. This helps to reduce production times and to add a high level of security to clients' projects. The Facilities Group has expanded its specialist services through the recent introduction of two new divisions: Red Kite, an interactive media company, and Winkle Films, a film production company.

           As  a  result  of  the  Demerger,   the  Company  has  a  30  percent
shareholding in The Facilities Group with the remaining 70 percent held by Saatchi & Saatchi.

MEDIA SERVICES

           Zenith Media Worldwide

           Zenith Media Worldwide is a specialist media services and planning agency. It is headquartered in London and has offices or affiliated agencies in 17 European countries and five Asia Pacific countries and has seven offices in North America. Zenith continues to expand with further offices planned in Europe and two new offices in North America opening shortly.

           Zenith's services include researching media markets, forecasting media trends and levels of expenditure, developing media buying strategies, planning, negotiating and executing the details of buying programs, monitoring the media to verify the execution of the buying program, researching the effectiveness of the program and paying media owners. Zenith's Advertising Expenditure Forecasts, which are published twice yearly, are regarded as authoritative by the advertising industry.

           Zenith provides its services to clients of Bates Worldwide and S&S. In addition, in 1997 slightly more than half of its revenues were generated from Zenith's own client list. Zenith's major direct clients include BMW/Rover Group UK, Bristol Myers-Squibb, British Telecom, Calvin Klein, Darden Restaurants, Kingfisher, Kraft Jacobs Suchard, Mars and Renault.

           Zenith has made significant investment in its people, information technology systems and proprietary software. Zenith's proprietary software helps to differentiate it from its competitors and to allow it to deliver competitive advantage to its clients. Zenith's systems, branded Zenith Optimization of Media, ZOOM(TM), fall into three areas:

          Infrastructure.   Standardized   hardware  and   software   platforms,
          including desk-to-desk e-mail, are used across the Zenith network.

          Communication.   Zenith  uses  internet  communications  incorporating
          password protected web-sites to share and disseminate information both internally and with clients.

          Proprietary media systems. A number of proprietary media systems have been branded and launched since 1996 to process, manipulate and analyze data efficiently. Examples of these systems are ZOOM Wizard, which optimizes the allocation of a client's budget by TV station and time of day; ZOOM Optimizer, which generates TV spot schedules to maximize reach and frequency; ZOOM Merlin, a portfolio optimization system which generates multiple campaign schedules simultaneously; ZOOM Maps, which models campaign and brand awareness; ZOOM Adweight, which helps determine targets for effective advertising frequency levels; ZOOM Merc, which estimates combined media net reach; and ZOOM Futures, which models estimated brand sales from media and marketing campaigns.

           As a result of the Demerger, CCG and Saatchi & Saatchi each have a 50 percent shareholding in Zenith, and both companies account for Zenith as a joint venture. In addition, both CCG and Saatchi & Saatchi entered into an agreement in which they agree to use Zenith as their exclusive media services supplier, subject to certain exceptions, until at least December 31, 2000. Each media services agreement will introduce revised commercial terms for the purchase of media services from Zenith. See "Description of Business--Ownership and Operation of Zenith Media Worldwide."


PERSONNEL

           As of May 1, 1998, CCG employed approximately 4,700 people worldwide. The success of CCG's advertising and media services businesses, like that of all other advertising agencies, depends largely on the skill and creativity of their personnel and their relationships with clients. CCG believes that its relationship with its employees is good.


ACQUISITIONS & DISPOSALS

           Acquisitions

           During 1997, Cordiant made the following acquisitions: a 51% interest in Grapple Group 141 (Pty) Ltd., a South African company; a further 25% interest in X/M Harrow Pty Limited, an Australian company, raising its holding to 75%; and Scholz & Friends GmbH acquired a further 33% interest in Scholz & Friends Dresden GmbH, in Germany, increasing the Group's effective holding to 76.5%.

           During 1996 the minority 47.4% of the share capital of Saatchi & Saatchi Advertising SA in France was acquired. The acquisition was completed in September 1996, but for accounting purposes the minority was treated as having been acquired on January 1, 1996.

           In May 1996, Cordiant acquired a further 10.7% interest in the share capital of Scholz & Friends GmbH in Germany, increasing its holding to 90%. During the second half of 1996, Cordiant made the following acquisitions: 51% in each of two South African agencies, BLGK Advertising (Proprietary) Limited and Saatchi & Saatchi Klerk & Barrett Holdings (Proprietary) Limited; the minority interest in BSB Saatchi & Saatchi MC Limited in Poland; and a 50% stake in X/M Harrow Pty Limited.

           Disposals

           In April 1995, Cordiant completed the sale of the business of the Minneapolis offices of Campbell-Mithun-Esty ("CME"). Prior to and after the sale, substantially all of the other operations of CME were either closed or integrated into Bates Worldwide and S&S. Also in April 1995, Cordiant completed the sale of the S&S agencies in Puerto Rico and Mexico. In September 1995, the Kobs & Draft Worldwide network ("KDW") was sold to its management. Revenues from these companies aggregated L63.3 million in 1994 and L29.3 million in 1995. In 1996 KDW was sold by its management to The Interpublic Group of Companies. This transaction resulted in the receipt of contingent consideration by Cordiant, as specified in the 1995 sale agreement between Cordiant and KDW Management. As a result, Cordiant recognized further gains in 1996 and 1997. In December 1995, Cordiant committed to an equity incentive scheme for Bates Australia (The Communications Group Pty. Ltd.) involving the sale of 24.9% of that company to an employee trust. In October 1997, Cordiant completed the sale of NRG. See Note 2 in the Notes to Consolidated Financial Statements.

GEOGRAPHIC COVERAGE

           Bates Worldwide's operating philosophy is "Think Global, Act Local(R)". This is achieved by utilizing the benefits of scale and consistency of a worldwide network while at the same time exploiting local market nuance, opportunity and expertise. Most of Bates Worldwide's local offices generate substantial local revenue in their own right as well as serving international clients. In 1997, approximately 67 percent of Bates Worldwide's revenues were derived from local clients. CCG serves clients in all of the world's major advertising markets.

               GEOGRAPHIC ANALYSIS OF CCG ONGOING REVENUE IN 1997

                                           Percentage   Percentage of
                                             of CCG       worldwide
                                            ongoing      advertising
                                            revenue     expenditure(1)
                                              (%)            (%)
------------------------------------------------------------------------
UK                                            12.6           6.0
North America                                 22.0          37.4
Rest of Europe, Africa and the Middle East    34.1          24.1
Asia Pacific (ex Japan)                       29.8          10.5
Other (Inc. Japan)                             1.5          22.0
                                              ----          ----
Total                                        100.0         100.0


(1) Source: Zenith Media Worldwide, Advertising Expenditure Forecasts, December 1997

           Although the percentage of CCG's revenue derived from North America is lower than North America's percentage of global advertising expenditures, CCG has a significant presence in this region. The Company's aim is to increase revenue from North America to nearer that of the industry overall, with an initial target of 30 percent.

           CCG's strengths outside North America reflect the vitality of its local offices. In 1997 Bates Dorland was the seventh largest advertising agency in the UK and Scholz & Friends was the eleventh largest agency in Germany, in terms of gross income, according to Advertising Age. In the Rest of Europe, Africa and the Middle East, CCG derives a greater percentage of its revenues than such regions contribute to total advertising expenditures. According to the rankings published by Advertising Age, Bates Worldwide has been the largest network in Norway and in the top two in Denmark for the last 20 years and Delvico Bates has been one of the largest advertising agencies in Spain for 13 years.

           In Asia Pacific (excluding Japan), Bates Worldwide had the largest advertising network in 1997 based on information published by Advertising Age. It has offices in the important markets of Hong Kong, China, Singapore, Malaysia, and Australia. It is particularly strong in Australia where George Patterson Bates, a 75.1 percent owned subsidiary of CCG, has been the largest agency for 26 years according to Advertising Age. Nearly all national advertising markets are dominated by the major worldwide advertising networks. The Japanese market is the exception as it is dominated by domestic agencies with limited international presence. In the rest of the world, which includes Latin America, the network is primarily represented by businesses in which CCG has minority equity holdings or an affiliate agreement. Accordingly, these businesses are not included within CCG's revenue. While CCG has a high exposure to Asia Pacific, based on revenues, of 31 percent, about 20 percent is in Australasia (Australia and New Zealand) and only 4 percent in Southeast Asian countries that have suffered economic instability in 1997.

COMPETITION

           The advertising industry is highly competitive at both an international and local level. CCG's principal competitors in the advertising industry are the large multi-national agencies based in the US, the UK and France as well as smaller agencies which operate in local markets. The principal competitive factors include an agency's reputation, its creative strength and quality of client service, its ability to perceive clients' needs accurately, the commercial effectiveness of its ideas, its geographic coverage and diversity, its understanding of advertising media and its media buying power. In addition, an agency's ability to maintain its existing clients and develop new relationships depends to a significant degree on factors such as the interpersonal skills of the individuals managing client accounts. Normal practice in the industry is for agency contracts to have a three month termination period.

           The Company believes that the Group is well positioned to compete in the advertising industry. From a client perspective, Bates Worldwide's reputation is enhanced by being the original U.S.P.(TM) agency. The Company also believes that the combination of the Group's local presence and its worldwide network provides it with one of the strongest operating formats to implement advertising strategies on a worldwide basis. Furthermore, the process of clients consolidating their business in the advertising market will continue to offer opportunities for Bates Worldwide to win new business.

REGULATION

           Governments, government agencies and industry self-regulatory bodies in the various countries in which the Company operates continue to adopt legislation and regulations which directly or indirectly affect the form, content and scheduling of advertising and other communications services, or otherwise affect the activities of such businesses and their clients. Certain of the legislation and regulations relate to considerations such as truthfulness, substantiation, interpretation of claims made and comparative advertising. In addition, there is a tendency toward restrictions or prohibitions relating to advertising for such products as pharmaceuticals, tobacco and alcohol.


ITEM 2.  DESCRIPTION OF PROPERTY.

           CCG leases all its premises. The principal properties leased by CCG are as follows:


---------------------------------------------------------------------
         Location           Area   Annual Base  Next Rent  Expiration
                           Sq. Ft. Rental-      Review     of Lease
                                   Millions     Date
---------------------------------------------------------------------
405 Lexington Avenue       249,000     $3.2         --       1999
New York, New York(1)

121-141 Westbourne Terrace 62,500      L1.5         --       2003
London, England

Lansdowne House            23,000      L1.2       Various    2013
Berkeley Square London,
England(2)
---------------------------------------------------------------------

(1) In addition, CCG has sublet 30,000 square feet on terms similar to, and coterminous with, its obligations.

(2) Inaddition, CCG leases 103,000 square feet at an annual rental of L6.5 million which is sublet for mainly coterminous periods as CCG at an average annualized rental of approximately L6.1 million during 1997. A further 49,000 square feet at an annual rental of L2.9 million is sublet on a short-term basis at an average annualized rental of approximately L1.7 million during 1997.

           In October 1997, CCG entered into a new lease at 498 Seventh Avenue, New York, New York. CCG is due to begin occupancy from April 1999. The term of the lease is approximately 15 years with options to extend if appropriate. The agreement is for initially 204,000 square feet at an annual base rent of $6.0 million subject to rent reviews at five year intervals.

           At December 31, 1997, CCG's owned and leased properties and fixtures (including furniture and equipment) had a net book value of L22.8 million ($37.4 million).

           CCG considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1997, L40.2 million ($65.9 million) had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.


ITEM 3.  LEGAL PROCEEDINGS.

           CCG has no material pending legal proceedings.


ITEM 4.  CONTROL OF REGISTRANT.

           The Company is not owned or controlled by any government or by any other corporation.

           The following table lists, as of June 1, 1998, the total number of Ordinary Shares owned by the Directors and officers of the Company as a group.

                    Identity of
Title of Class      Person or Company     Amount Owned         Percent

Ordinary Shares    Directors and             116,513           0.1%
                   officers of the
                   Company as a group

           The Directors have also been notified of the following non-beneficial holdings of ten percent or more of the issued Ordinary Share capital of the Company as of June 1, 1998:

                     Identity of
Title of Class    Person or Company   Amount Owned       Percent

Ordinary Shares  Phildrew Nominees     57,136,865         25.7%
                 Ltd./PDFM Ltd.

                 Harris                29,082,578         13.1%
                 Associates, L.P.

                 Trimark               23,185,200         10.4%
                 Investment
                 Management, Inc.

ITEM 5.  NATURE OF TRADING MARKETS.

           The Company's Ordinary Shares are quoted on the London Stock Exchange Limited (the "London Stock Exchange"). The table below sets forth, for the quarters indicated, the reported high and low middle market quotations for the Ordinary Shares on the London Stock Exchange based on its Daily Official List. Such quotations have been translated in each case into US dollars at the Noon Buying Rate on each of the respective dates of such quotations.


                                                               Pence Per             Translated into
                                                            Ordinary Share             US Dollars
                                                          High         Low         High          Low
        1996     First Quarter............                125.0       90.0         2.01         1.40
                 Second Quarter...........                138.0      111.0         2.09         1.72
                 Third Quarter............                120.5      103.0         1.88         1.61
                 Fourth Quarter...........                114.0       90.5         1.78         1.41
        1997     First Quarter............                123.5       98.5         2.01         1.60
                 Second Quarter...........                135.5      120.0         2.22         1.97
                 Third Quarter............                135.0      118.0         2.27         1.90
                 Fourth Quarter...........                134.5      100.0         2.20         1.67
        1998     First Quarter............                123.5       88.5         2.07         1.46
                 Second Quarter...........                135.5      115.5         2.26         1.93
                 (through June 1, 1998)



           The Ordinary Shares trade in the United States on the New York Stock Exchange, Inc. in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents five Ordinary Shares. The depositary for the ADSs is The Bank of New York (the "Depositary"). The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions. The
Company believes that, as of June 1, 1998, 15.8 percent of the outstanding Ordinary Shares, which are represented by ADSs, were held in the United States by 606 record holders and 0.2 percent of the Ordinary Shares were held in the United States by approximately 47 record holders. CCG estimates that, as of June 1, 1998, an additional 14.7 percent of the Ordinary Shares are owned beneficially by US persons giving an aggregate US holding of 30.7 percent.

                                                            US dollars per
                                                                ADS
                                                         High            Low
1996
      First Quarter                                     5 7/8           4
      Second Quarter                                    6 3/8           5
      Third Quarter                                     5 5/8           4 5/8
      Fourth Quarter                                    5 3/8           4 3/8
1997
      First Quarter                                     6               4 5/8
      Second Quarter                                    6 7/8           5 5/8
      Third Quarter                                     6 11/16         5 1/2
      Fourth Quarter                                    9 1/2           5 3/8
1998
      First Quarter                                    10 11/16         7
      Second Quarter                                   11 1/2           9 1/2
        (through June 1, 1998)


           The Company delisted from the Paris Bourse upon consummation of the Demerger.


ITEM 6.  EXCHANGE CONTROLS AND OTHER
         LIMITATIONS AFFECTING SECURITY HOLDERS.

           There are no limitations on the rights of nonresident or foreign persons to hold or vote the Ordinary shares imposed by the laws of the United Kingdom or by the Company's Articles other than those which are customary and generally applicable to all shareholders. In particular, Article 151 of the Company's Articles provides that a member who has no registered address within the United Kingdom and has not notified the Company in writing of an address within the United Kingdom for the service of notice, shall not be entitled to receive notice from the Company.


ITEM 7.  TAXATION.

           The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of ADRs or Ordinary Shares in the Company who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention").

           Subject to the following paragraph, this summary is based on current tax law and practice as of the date of this filing and is subject to any changes in US or UK tax law and practice (including changes in the Convention) occurring after that date. As the following discussion is only a general summary of certain UK and US federal income tax law consequences (not including consequences under any other laws, including other federal, state, local or foreign tax laws), it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, banks or dealers or traders in securities or currencies, persons that have a "functional currency" other than the US dollar, persons that will hold Ordinary Shares (or ADSs) as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for US federal income tax purposes and persons owning, directly or indirectly, five percent or more of the voting shares of the Company) may be subject to special rules not discussed below. Investors should, therefore, consult their own tax advisers about their tax position in relation to the Company including the particular tax consequences to them of owning and disposing of ADRs or Ordinary Shares.

           The discussion of UK taxation of dividends and refunds of tax credits is based on current UK tax law as potentially amended by the Finance (No. 2) Bill 1998. The discussion assumes that the Finance (No. 2) Bill 1998 will be enacted as originally drafted. The discussion of US federal taxation is based on the Internal Revenue Code of 1986, as amended to the date hereof, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each of which as in effect and available as of the date hereof and all of which are subject to change (possibly with retroactive effect) or differing interpretations that could affect the tax consequences described herein.


UNITED KINGDOM TAXATION OF DIVIDENDS AND REFUNDS OF TAX CREDITS

The Company

           When paying a dividend in respect of the Ordinary Shares, the Company is generally required to account to the UK Inland Revenue for a payment known as advance corporation tax ("ACT"). The rate of ACT is 20/80ths of the cash dividend paid to Shareholders, equivalent to 20 percent of the sum of the cash dividend and the related ACT. The payment of the dividend generally gives rise to a "tax credit" in the hands of certain shareholders. The rate of the tax credit is currently 20 percent of the sum of the cash dividend and tax credit (the "gross dividend"). However, the Finance (No. 2)
Bill 1998 proposes the abolition of ACT as from April 6, 1999.

           The Company has the option to elect to pay a "foreign income dividend" out of its non-UK source profits or those of its subsidiaries. To the extent that the non-UK source profits have borne tax in a jurisdiction other than the United Kingdom in respect of which double taxation relief is afforded in the UK, the Company may be able to recover from the UK Inland Revenue the ACT it bears on the foreign income dividend. A foreign income dividend does not carry a tax credit.

          The Company will be electing for the dividend due to be paid in July 1998 to be treated as a foreign income dividend.

           The Company's ability to pay foreign income dividends will cease as from April 6, 1999.

US Resident Shareholders

           For purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary Shares represented by the ADSs that are evidenced by such ADRs.

Tax Credits under the Convention

           Under the Convention, certain US Holders who receive a dividend from a UK company (other than a foreign income dividend) are entitled in certain circumstances to claim from the Inland Revenue payment of the tax credit or part of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax. However, as from April 6, 1999, as a result of a reduction in the rate of tax credit, the withholding tax will eliminate or virtually eliminate the Tax Credit Refund.

           As the Company will be electing for the dividend due to be paid in July 1998 to be treated as a foreign income dividend, no Tax Credit Refund will be due under the Convention in respect of that dividend.

           As the Company does not currently propose to pay any other dividend before April 6, 1999 and as, from that date, the withholding tax will eliminate the Tax Credit Refund, the availability of Tax Credit Refunds under the Convention is not discussed any further in this summary. US Holders should consult their own tax advisers as to the availability or otherwise of Tax Credit Refunds as from April 6, 1999.

UNITED KINGDOM TAXATION OF CAPITAL GAINS

           Holders of ADRs or Ordinary Shares who are US citizens or residents of the United States for US federal income tax purposes, and who are not resident or ordinarily resident in the United Kingdom for UK income tax purposes, will not normally be liable to UK taxation of capital gains realized on the disposal or deemed disposal of their ADRs or Ordinary Shares, unless the ADRs or Ordinary Shares are held in connection with a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in certain circumstances, their non-UK residence is only temporary. However, US citizens and residents holding ADRs or Ordinary Shares may be liable for taxation of such gains under the laws of the United States.

           In the case of an individual US Holder, any such capital gain or loss will be (i) mid-term capital gain or loss if the US Holder held the Ordinary Shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) for more than one year but not more than 18 months and (ii) long term capital gain or loss if the US Holder held the Ordinary Shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) for more than 18 months. Any net mid-term capital gain recognized by an individual US Holder will be taxed at a maximum marginal US Federal income tax rate that is less than the rate applicable to ordinary income, while any net long term capital gain recognized by an individual US Holder will be subject to a further reduced maximum marginal rate.


UNITED KINGDOM INHERITANCE AND GIFT TAX

           UK Inheritance Tax ("IHT") is a tax charged, broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g., gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g., a transfer into a discretionary trust), or it may be potentially exempt (e.g., an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

           Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L223,000 (for chargeable transfers made on or after April 6, 1998). In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L223,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

           IHT is chargeable upon the worldwide assets of individuals who are domiciled or deemed to be domiciled in the United Kingdom, and upon the UK situate assets of individuals domiciled elsewhere.

           Accordingly, an individual who is domiciled in the United States and is not deemed to be domiciled in the United Kingdom is only within the scope of IHT to the extent of his UK situate assets. These will include Ordinary Shares in the Company which are registered in the United Kingdom. It is understood to be the Inland Revenue's normal practice to treat ADRs representing shares in UK companies as assets situated in the United Kingdom for IHT purposes.

           The rules outlined above will, in many cases, be modified by the US-UK Convention on Inheritance and Gift Taxes. In general, an individual who is domiciled in the US for the purposes of that convention and who is not a UK national will not be subject to IHT in relation to Ordinary Shares in a UK company or ADRs representing Ordinary Shares in a UK company on death or on a lifetime gift, provided that any gift or estate tax due in the USA is paid and that the Ordinary Shares or ADRs are not part of the business property of a permanent establishment in the UK or part of the assets of a fixed UK base used by the holder for the performance of services.

           In the exceptional case where the Ordinary Shares or ADRs are subject both to IHT and to US federal gift or estate tax, the gift tax convention provides a credits system designed to avoid double taxation.


UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX

Transfers of Ordinary Shares for a consideration

           UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in the Company) for a consideration in money or money's worth. In the case of stamp duty, the charge is normally at the rate of L0.50 per L100 (or part of L100) of the amount or value of the consideration given for the transfer and, in the case of SDRT, 0.5 percent of such amount or value. Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be canceled.

           Consequently, transfers of, or agreements to transfer, Ordinary Shares in the Company will normally be subject to ad valorem stamp duty or SDRT.

           The electronic transfer system known as CREST permits shares to be held in uncertificated form and to be transferred without a written instrument. The absence of a written instrument of transfer results in such paperless transfers generally being liable to SDRT rather than stamp duty. Special rules apply to the collection of SDRT on paperless transfers settled within CREST.

Transfers of Ordinary Shares into ADS form

           UK stamp duty or SDRT will normally be payable on any transfer of Ordinary Shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary Shares hitherto held for another purpose by it or its nominee. The charge is at the rate of L1.50 per L100 (or part of L100) or, in the case of SDRT, 1.5 percent:

(i) in the case of a transfer of Ordinary Shares for consideration, of the amount or value of the consideration for the transfer, and

(ii) in the case of a transfer of Ordinary Shares other than for consideration and in the case of the issue of an ADR in respect of Ordinary Shares hitherto held for another purpose, of the value of the Ordinary Shares.

Transfers of Ordinary Shares within the depositary arrangements

           No UK stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR, provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the UK. Where these conditions are not met, the transfer of, or agreement to transfer, an ADR could, depending on the circumstances, give rise to a charge to ad valorem stamp duty.

           No SDRT will be payable in respect of an agreement to transfer an ADR (whether made in or outside the UK).

Transfers of Ordinary Shares out of ADS form

           Where no sale is involved, a transfer of Ordinary Shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of 50p per instrument of transfer. By contrast, a transfer of, or agreement to transfer, Ordinary Shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally by reference to the amount of value of the consideration for the transfer.

Gifts of Ordinary Shares
           A transfer of Ordinary Shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of 50p per instrument of transfer.

ITEM 8. SELECTED FINANCIAL DATA.(1)

(1) The Consolidated Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 37 in the Notes to Consolidated Financial Statements. The per share data have been translated into dollars per ADS where appropriate.

           The selected financial data set forth below is derived from the Consolidated Financial Statements of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, such Consolidated Financial Statements, including the notes thereto. The Company's Consolidated Financial Statements as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997, which have been audited by KPMG Audit Plc, are included elsewhere herein.

           Significant changes were made to the Company's capital structure as a result of the Demerger. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report. The selected financial data set forth below reflects the capital structure in place prior to the Demerger, which was appropriate historically to Cordiant and the capital position, finance charges and tax liabilities included in such data do not reflect the Group's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Group effected the Demerger prior to such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                                                 Year Ended December 31,

                                                      1997        1997       1996        1995        1994       1993
                                                     US$(1)         L          L          L           L           L
                                                                  (In millions, except per share data)
CONSOLIDATED INCOME STATEMENT DATA:(2)
AMOUNTS IN ACCORDANCE WITH UK GAAP
     Commission and fee income
        Continuing operations                       $1,207.2      L736.1    L754.9      L761.1      L775.4      L806.0
        Discontinued operations                        -            -          -          -           -            7.4
                                                   ---------    ---------  ---------  ---------   ---------    -------
        Total                                       $1,207.2      L736.1    L754.9      L761.1      L775.4      L813.4
     Profit (loss) before tax, and minority
     interests(3)                                      $56.7       L34.6     L41.8      L(22.6)      L32.4       L19.2
     Net profit (loss)                                 $24.8       L15.1     L24.2      L(37.3)      L13.9        L7.3
     Net profit (loss) per Cordiant Ordinary
     Share basic(4)                                     $0.06        3.4p      5.5p      (12.8)p       4.9p        2.9p



APPROXIMATE AMOUNTS IN ACCORDANCE WITH US GAAP
     Profit (loss) from continuing operations          $13.8        L8.4      L6.9      L(46.8)     L(11.5)     L(24.0)
     Profit from discontinued operations                -           -         -           -           -            2.4
                                                     -------     -------   -------     -------     -------      ------
     Net profit (loss)                                 $13.8        L8.4      L6.9      L(46.8)     L(11.5)     L(21.6)
     Net profit (loss) per Ordinary Share:(2)
       Continuing operations                           $0.06         3.8p      3.1p      (32.0)p      (8.2)p     (18.8)p
       Discontinued operations                          -           -         -           -           -            1.8p
       Net profit (loss) per Ordinary Share(2)         $0.06         3.8p      3.1p      (32.0)p      (8.2)p     (17.0)p
     Net profit (loss) per ADS:(2)
       Continuing operations                           $0.30        19.0p     15.5p     (160.0)p     (40.6)p     (94.2)p
       Discontinued operations                          -           -         -           -           -            9.4p
                                                     -------     -------   -------     -------     -------       ------
       Net profit (loss) per ADS(2)                    $0.30        19.0p     15.5p     (160.0)p     (40.6)p     (84.8)p
     Dividends including tax credit
       Per Ordinary Share                              $0.04         3.0p      2.6p        -           -           -
       Per ADS                                         $0.20        15.0p     13.0p        -           -           -







                                                                          December 31,
                                            -------------------------------------------------------------------------
                                                1997          1997        1996        1995        1994       1993
                                               US$(1)          L           L           L           L           L
                                                                         (In millions)

CONSOLIDATED BALANCE SHEET DATA:
AMOUNTS IN ACCORDANCE WITH UK GAAP
Working capital asset (deficiency)                4.6          2.8        (59.8)      (25.3)      (32.4)     (47.7)
Total assets                                    619.6        377.8        912.4       992.9       972.7      916.1
Long term liabilities, including minority       216.5        132.0        290.1       343.8       474.7      489.4
   interests
Shareholder's deficiency                       (140.5)       (85.7)      (215.3)     (224.9)     (355.5)    (383.3)
APPROXIMATE AMOUNTS IN ACCORDANCE WITH US
   GAAP
Shareholder's funds (deficiency)                 15.1          9.2         (0.4)      (19.0)      (99.4)    (113.0)



-----------------

(1) These figures have been translated into US Dollars at the Noon Buying Rate on December 31, 1997 (L1.00-$1.64).

(2)  Per  share  and  per  ADS  amounts  have  been   adjusted  to  reflect  the
     Consolidation.

(3) The profit(loss) before taxes and minority interests reflects: (a) exceptional costs of L2.2 million, L16.5 million, L20.3 million, Lnil and L19.1 million that were incurred in 1997, 1996, 1995, 1994 and 1993, respectively; (b) a profit on disposal of operations of L20.8 million and L17.8 million in 1997 and 1996 respectively; (c) costs relating to the fundamental reorganization of the Group as a result of the Demerger of L33.0 million in 1997 (details of (b), (c) and (d) are set out in Note 2 in the Notes to Consolidated Financial Statements); and (e) a loss on disposal of operations of L34.3 million in 1995.

(4) Earnings per Cordiant Ordinary Share on a fully diluted basis have not been disclosed as they are not materially different.

DIVIDENDS

           Dividends recommended by the Company's Board in respect of a particular fiscal year are paid in the following fiscal year if approved by the Company's shareholders. The Company has paid and proposed the following dividends on the Ordinary Shares in respect of the years indicated:

         Year               Dividend per      Total Dividend Amount
                           Ordinary Share          (L million)
                             (in pence)
         1993                    --                    --
         1994                    --                    --
         1995                    --                    --
         1996                    2.0                   4.4
         1997(1)                 1.2                   2.7
--------------------

(1) If approved by the Company's shareholders, such dividend will be paid in July 1998 in the form of a foreign income dividend.

           In 1997, the Demerger was carried out by a demerger dividend of Saatchi Ordinary Shares. The transfer of net liabilities arising from the Demerger amounted to L134.6 million. Under UK company law, the ability to pay a dividend is dependent on whether the Company has distributable reserves. At December 31, 1997 the Company had distributable reserves of L17.5 million.

           The Directors make dividend determinations taking into account the CCG Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any. Consideration is given to the declaration of foreign income dividends, if appropriate.


EXCHANGE RATES

           Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Ordinary Shares on the London Stock Exchange and as a result, are likely to affect the market price of the ADSs in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs.

           The following table sets forth, for the periods indicated, the average, high, low and period end Noon Buying Rates for pounds sterling expressed in US dollars per L1.


                                 Average*     High    Low   Period End
1993......................         1.50       1.59    1.42      1.48
1994......................         1.53       1.64    1.46      1.56
1995......................         1.58       1.64    1.53      1.55
1996......................         1.57       1.71    1.49      1.71
1997......................         1.64       1.70    1.58      1.64
--------------------

* The average of the exchange rates on the last day of each month during the period.

The Noon Buying Rate for pounds sterling on June 1, 1998 was L1.00 = $1.64.



ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

           The information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the results of operations and the financial condition of CCG refers to the Consolidated Financial Statements included in this Form 20-F which are prepared in accordance with UK GAAP. UK
GAAP differs in certain significant respects from US GAAP. The Consolidated Financial Statements contain a reconciliation of net profit (loss) and shareholders' deficiency to US GAAP. A discussion of the principal differences is set out in Note 37 in the Notes to Consolidated Financial Statements.

           CCG's ongoing revenue is generated from commissions and fees paid by clients. In each of the last three years, between 40 and 55 percent of ongoing revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set by the client. Bates Worldwide and Scholz & Friends generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of HP:ICM is based on project specific assignments, although there is often a relationship with the same client over many years.

           Revenue in any year is dependent primarily on the level of expenditure by clients on existing assignments and to a lesser degree on business gains and losses. When business is won or lost there is usually a delay of some months before revenue is affected. This is primarily because it is usual in the advertising industry for contracts to have a three month termination clause. In the case of new commission based work the delay is longer as the agency is not paid until the advertisement has appeared in the media.

           The majority of CCG's net operating costs are staff related and over the past three years equated to approximately 55 percent of revenue. When revenue growth is slow or declining in any particular operating unit, CCG is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

           The profitability of new business varies depending on the terms of remuneration negotiated and on the nature of the assignment. In particular, profitability depends on whether revenue is generated by increased spending on existing assignments, new or existing clients or product categories and on the number of offices involved in the assignment.

           CCG has offices or affiliated agencies in over 70 countries and its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies have an impact on the operating result. CCG's costs are generally denominated in the same currency as the associated revenue, thereby mitigating the impact of exchange rate movements on operating profit. At the net profit level, the impact of exchange rate movements is also affected by the currency in which debt is denominated and the countries in which CCG's tax charges arise.

           In September 1995, KDW, a direct marketing business, was sold. In October 1997, the sale of NRG, a film and entertainment research business, was completed.

           For the purpose of this section, references to "underlying" performance refers to ongoing businesses and excludes the effect of exchange rate movements. Additionally, references to "continuing" performance of the demerged Saatchi & Saatchi businesses excludes disposed businesses.

           As part of the Demerger, CCG entered into a new trading relationship with Zenith, the commercial terms of which differ from the historical terms. These new trading arrangements introduced revised commercial terms for the purchase of media services from Zenith. Further details of the impact of this revised relationship are set out in "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

           For the year ended December 31, 1998, following the introduction under UK GAAP of Financial Reporting Standard 10 ("FRS 10") "Goodwill and Intangible Assets", additional goodwill arising on acquisitions will be capitalized and amortized over its useful economic life. The cost of acquisitions in advertising and marketing communications normally includes a significant proportion of goodwill. Therefore, FRS 10 may have an impact on the future results of the Group if a material level of acquisition activity takes place.


INDUSTRY  BACKGROUND(2)

(2) Expenditure information in this section is based solely on estimates published by Zenith Media Worldwide Ltd. (a wholly-owned subsidiary of Zenith) in its Advertising Expenditure Forecasts (December 1997).

           Zenith estimates that the outlook is for advertising expenditures in major media (television, print, radio, cinema and outdoor) to remain stable through 2000.

           Zenith estimates growth will diminish from its 1995 peak of 8.0 percent to 6.1 percent in 2000. Zenith estimates that there was growth of 6.8 percent in 1997, and forecasts that this rate of growth will slow to 6.4 percent in 1998 with the overall total underpinned by solid growth in the US and Europe. Zenith estimates that North America, Europe and Asia Pacific accounted for 90 percent of worldwide advertising expenditures in major media in 1997.

           In Asia Pacific, the bank and currency crisis in Southeast Asia in mid-1997 is expected to adversely impact advertising expenditure in local currencies in 1998, followed by a return to growth in 1999.

YEAR 2000 COMPLIANCE

           The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process information containing a two-digit year is commonly referred to as the Year 2000 compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information. The Group has begun an evaluation and remediation program with regard to Year 2000. The remediation process may result in expenditures in a number of technology based areas as they pertain to millennium compliance. To date, no major risks have been identified within CCG, but the program is continued. The costs associated with Year 2000 compliance are not expected to be material.

           As the Group also relies on third party vendors and/or suppliers for its applications, hardware and software the Group intends to communicate with other companies with whom it does significant business to determine their Year 2000 readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Group's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Group's systems, would not have a material adverse effect on the Group. Further, the Group cannot guarantee the accuracy of certificates of compliance knowingly submitted to us from the aforementioned third party vendors and/or suppliers. The unanticipated or unexpected compliance failure of any third party system may precipitate the need for the Group to provide a "fix" or "work around" to remediate any compliance issue, if the aforementioned corrections are in the immediate best interest of the Group and/or any of its clients.

LIQUIDITY AND CAPITAL RESOURCES

General

           Prior to the Demerger, operations of CCG, were run separately from the parts of Cordiant that were demerged or sold. However, CCG's ongoing operations were neither capitalized nor financed as an independent group. The ongoing business borrowings and cash resources were managed centrally. Cash generated or required by Cordiant's businesses was either remitted to Cordiant by way of dividend or intercompany loan, or advanced by Cordiant to subsidiaries by way of equity contributions or intercompany loan at the direction of the central treasury function. The ongoing businesses historical cash flows, in respect of interest, taxes paid and financing are therefore not indicative of the cash flows expected following the Demerger.

           The Group's primary liquidity sources are cash flow generated from operations, the issuance of equity and its banking facilities.

           In connection with the Demerger, the consolidated indebtedness of Cordiant was allocated between CCG, Saatchi & Saatchi and Zenith. This new capital structure was put in place on December 14, 1997. The new structure consists of senior debt and equity. The Group's senior debt consists of the New Bank Facility of up to $120 million (and a bank guarantee facility now of $8 million) whose key terms are governed by the New Bank Facility Agreement. Of this facility, $21 million is not immediately available but $13 million of the total will be released following June 30, 1998 and the remaining $8 million following September 30, 1998, if CCG has reached certain target ratios. The New Bank Facility provides, among other things, committed revolving credit facilities at a rate generally between 0.75 - 1.50 percent over LIBOR, depending on results, with a final maturity in September 2002. The facility will reduce at six monthly intervals starting in December 1998.

           On December 31, 1997, CCG had drawings of $42 million, compared with Cordiant drawings of $135 million against facilities of $218 million on December 31, 1996. The primary reason for the lower facilities was the Demerger. Facilities are primarily denominated in the same currency as drawings.

           The undrawn element of CCG's facilities is required in part for CCG's cyclical working capital needs and in part to allow CCG to finance any unforeseen contingency. Cyclical needs arise each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year which affect CCG's cash position.

           The Group has significant cash balances in its international operations. These balances are required primarily to finance the working capital cycles of the individual country operations and, in certain cases, to provide the required level of working capital for media accreditation to allow the agencies to buy media on behalf of their clients. Procedures to improve the use of CCG's international cash balances are being developed. The Company is also examining ways to improve the financial efficiency of the Group.

           The table below sets out on both a consolidated and combined basis certain cash flow items for the two years ended December 31, 1997. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.



                                                                       Consolidated Basis               Combined Basis
                                                               Years ended December 31,            Years ended December 31,
                                                                1997             1996               1997             1996
                                                                     (L million)                         (L million)
Cash flow from operating activities                             61.7               56.9              5.6              17.9
Net cash outflow arising from external Demerger costs          (13.8)               -              (13.6)              -
Cash outflow from returns on investment and service of         (12.3)             (10.1)            (4.0)             (0.7)
   finance
Tax paid                                                       (15.1)              (9.3)            (9.8)             (7.4)
Cash outflow from capital expenditure and financial            (22.5)             (24.8)            (7.0)            (10.3)
   investment

Cash outflow from acquisitions and disposals                   (11.6)             (13.7)          (162.9)             (2.9)
Equity dividend paid                                            (4.4)               -               (4.4)              -
                                                              -------           -------          --------           -------
Cash (outflow)/inflow before financing                         (18.0)              (1.0)          (196.1)             (3.4)
Net cash (outflow)/inflow from financing                        17.1              (11.2)           275.7              (5.0)
                                                              ------              ------          ------            -------
(Decrease)/increase in cash in the period                       (0.9)             (12.2)            79.6              (8.4)
                                                              =======             ======          ======            =======


           Cash Flows from Operating Activities

           Cash generated from consolidated operating activities in 1997 and 1996 was L61.7 million and L56.9 million and primarily reflected an improved level of operating profit in 1997 of L24.1 million offset by a deterioration in cash flow from working capital of L2.3 million. In 1996 the improvement in working capital of L16.3 million was partly due to the impact of exceptional charges while there was only a L3.2 million improvement in operating profit.

           Cash generated from ongoing operations was L5.6 million (1996: L17.9 million) and primarily reflected a deterioration in working capital of L22.6 million in 1997 due to costs associated with the Demerger and an underlying outflow of working capital. In 1996 there was a deterioration in working capital of L11.5 million due to payments made over the year end.

           Payments in respect of unutilized property and other provisions within the consolidated business, which have been provided for in prior years were L19.2 million (1996: L16.9 million). There was an increased payment in 1997 because a premium was paid to terminate a lease early. The payments in respect of ongoing businesses were L7.3 million (1996: L4.9 million). There was an increased payment because the ongoing businesses became liable for certain US property lease payments, previously paid by Saatchi & Saatchi, in anticipation of the Demerger. These payments are expected to be L6.0 million in 1998 and L5.0 million in 1999. In total property provisions amounted to L40.2 million. The payments in respect of unutilized property in general represent the difference between the payments made by CCG relating to excess space and the income CCG receives from subletting that space. The majority of the excess space arises from the restructuring of the former Cordiant businesses in the early 1990s.

           Net Cash Outflows Arising from External Demerger Costs

           In 1997 there were external demerger costs of L13.8 million, of which L13.6 million were paid by the ongoing businesses. These payments were made primarily to external advisers of the Group. There were no payments in respect of the Demerger in 1996.

           Cash Outflows from Returns on Investments and Servicing of Finance

           In 1997, consolidated cash outflows from net interest expense and dividends to minorities were L12.3 million compared to L10.1 million in 1996. The increase was largely due to higher bank fees paid under the 1995 facilities agreement as a new facilities agreement was put in place after the first date specified in that agreement.

           In 1997, cash outflows from net interest expense and dividends to minorities for the ongoing operations were L4.0 million compared to L0.7 million in 1996. The increase was largely due to higher net interest expense due to inter group transfers to/from Saatchi & Saatchi/Zenith.

           Taxation

           Consolidated net tax payments increased from L9.3 million in 1996 to L15.1 million in 1997. In both 1997 and 1996, cash tax payments were lower than the tax charges in the statement of operations because of several non-recurring recoveries relating to prior years.

           Net tax payments by the ongoing operations increased from L7.4 million in 1996 to L9.8 million in 1997. Provisions for tax exist in respect of prior years. Payments of these amounts may increase cash tax payments in future years to a greater amount than in the statement of operations.

           Cash Flows from Investing Activities

           In 1997, consolidated capital expenditure net of the proceeds from fixed asset disposals decreased to L23.2 million from L24.0 million in 1996. For the ongoing businesses it decreased to L10.1 million from L10.3 million in 1996.

           On a consolidated basis, acquisitions of L8.7 million in 1997, compared with L23.6 million in 1996 were considerably lower, as 1996 primarily represented the acquisition of the outstanding minority interest in Saatchi & Saatchi France. For the ongoing businesses acquisitions amounted to L0.8 million in 1997 compared with L3.3 million in 1996.

           On a consolidated basis, disposals of L40.5 million in 1997, compared with L9.9 million in 1996, were considerably higher due to the disposal of NRG and the sale of shares issued to Cordiant when its interest in KDW was sold in 1996. Disposals in 1996 related to the sale of Cordiant's interest in KDW. For the ongoing businesses disposals amounted to L23.3 million, compared with L0.4 million of 1996, reflected the sale of NRG.

           In the ongoing businesses there was a L185.4 million outflow in 1997 relating to the "fundamental reorganization-demerger". This was offset by loans repaid by the demerged businesses of L257.5 million.

           Equity Dividends Paid

           In 1997 the consolidated and ongoing businesses paid an equity dividend of L4.4 million. In 1996 there was no payment.

           Cash Flows from Financing Activities

           In 1997 consolidated loans drawn of L115.7 million and consolidated loans repaid of L98.4 million represent the implementation of the new financing arrangements put in place as part of the Demerger. In 1996 repayment of loans of L11.0 million related to the scheduled debt reduction of L18.0 million.


RESULTS OF OPERATIONS(3)

(3) See Note 37 in the Notes to Consolidated Financial Statements for a summary of differences between UK GAAP and US GAAP.

           As CCG has offices or affiliated agencies in over 70 countries, its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies, the most important being the US dollar, have an impact on the results of the Group. The Group's costs are generally denominated in the same currency as the associated revenues, however, mitigating the impact of exchange rate movements on operating profit.

           In 1997 and 1996, revenues and trading profits on a geographic basis have been presented to more closely reflect the management of the operations of the Group during 1997. The comparable figures for 1995 have been adjusted to conform to the 1997 and 1996 presentations.

           FRS 9 "Associates and Joint Ventures" has been adopted. The revenue and net operating expenses figures have been restated to reflect certain costs charged by Zenith, previously included in net operating expenses, as a cost of sales. These changes only affect "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

           All prior year earnings per share figures have been adjusted for the rights issue completed in December 1995.


YEAR ENDED DECEMBER 31, 1997 VS. YEAR ENDED DECEMBER 31, 1996

           Revenue

          Consolidated revenue decreased by 2 percent. On an underlying basis, revenue increased by 7 percent.

           For the ongoing businesses revenue decreased by 6 percent and, on an underlying basis, increased by 4 percent. The UK growth of only 3 percent was disappointing and reflected a number of account losses and a transition period in the management of Bates Dorland which impacted the ability to pitch new business. On an underlying basis, Asia Pacific increased by 15 percent, Australasia (Australia and New Zealand) increased by 6 percent, China by 28 percent, and Japan by 86 percent. Malaysia and Thailand declined by a combined 9 percent. The revenue performances in China and Japan reflected new accounts won and Malaysia and Thailand reflected the economic conditions in those markets. Acquisitions contributed 4 percent. North America was down 9 percent on an underlying basis due to the loss of Miller Brewing, which had been a loss making account. Excluding Miller Brewing, North America increased by 7 percent reflecting growth from existing clients. The Rest of Europe increased 3 percent. Germany was up 7 percent, Italy up 29 percent, Spain up 1 percent, but Scandinavia was down 2 percent. There was a 1 percent contribution to revenue growth from acquisitions in this region.

           While North America only accounts for 22 percent of CCG's revenue, it is a crucial market and the recent improvement in the new business performance is encouraging. With the economic recovery gaining pace in Continental Europe, CCG's weighting of 34 percent will be of increasing benefit. While CCG has a high exposure to Asia Pacific of 31 percent, about 20 percent is in Australasia and only 4 percent in South East Asian countries that have suffered economic instability.

           The businesses demerged into Saatchi & Saatchi increased revenue by 1 percent to L378.2 million in 1997 from L375.3 million in 1996. Continuing Saatchi & Saatchi revenue was up 1 percent to L376.7 million from L373.2 million in 1996, and, on a constant exchange rate basis, revenues increased by 9 percent. This increase reflected both an improved level of business from existing clients and a number of new business wins, most notably Delta Airlines at the start of the year. On a constant exchange rate basis, growth in all the regions was between 7 percent and 10 percent.

           Trading Profit Before Exceptional Items

           Consolidated trading profit before exceptional items increased by 20 percent. On an underlying basis, trading profit before exceptional items increased by 40 percent.

           For the ongoing businesses trading profit before exceptional items increased by 14 percent and, on an underlying basis, increased by 33 percent. The UK increased by 71 percent primarily due to a tighter control of costs. Asia Pacific decreased by 26 percent to L3.5 million in 1997 from L4.7 million in 1996. On an underlying basis, Asia Pacific declined by 21 percent. Australasia increased by 4 percent on an underlying basis, but the performance elsewhere in Asia Pacific was disappointing due to the economic crisis. North America increased by 58 percent to L6.3 million in 1997 from L4.0 million in 1996. On an underlying basis, profits increased 70 percent despite the fall in revenue. This reflected the departure of two major loss making accounts and tighter cost management. The Rest of Europe decreased by 9 percent to L8.3 million in 1997 from L9.1 million in 1996. On an underlying basis, the Rest of Europe showed growth of 24 percent, which outpaced the overall revenue growth and reflected the control of costs. The pro forma trading profit before exceptional items for 1997, which takes into account the new trading agreement with Zenith, was L24.0 million. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

           Continuing Saatchi & Saatchi trading profit before exceptional items increased by 28 percent to L29.7 million in 1997 from L23.3 million in 1996. Continuing Saatchi & Saatchi trading profit before exceptional items was up 21 percent to L30.6 million from L25.3 million in 1996, and, on a constant exchange rate basis, trading profit before exceptional items increased by 34 percent. This increase reflected an improved level of business from existing clients and a number of new business wins, most notably Delta Airlines at the start of the year. On a constant exchange rate basis, the performance by region varied widely with Asia Pacific moving into a loss of L1.0 million, the UK flat, North America increasing by 38 percent and Europe increasing by 132 percent.


           Trading Margins Before Exceptional Items

           The consolidated  trading margin before exceptional items in 1997 was
7.9 percent, an increase from 6.4 percent in 1996. For the ongoing businesses trading margins before exceptional items increased by 1.4 percentage points, a 21 percent improvement from 6.6 percent in 1996 to 8.0 percent in 1997, primarily due to improved cost management. The UK achieved margins of 16.7 percent in 1997 against 10 percent in 1996, reflecting the level of spending by particular clients and the tight control of costs. Margins are expected to be significantly lower in 1998 than in 1997. Margins in Asia Pacific declined to
3.6 percent in 1997 from 5.1 percent in 1996 with an uncertain outlook in 1998. North America margins nearly doubled to 9.3 percent in 1997 from 5.1 percent in 1996 and are expected to improve further in 1998. The Rest of Europe margins increased to 7.9 percent in 1997 from 7.5 percent in 1996. Overall the margin improvement was as the Company expected, but the UK and North America were better than expected and Asia Pacific was worse than expected.

           The improvement in trading margins before exceptional items occurred for ongoing operations despite an adverse impact of 0.3 percent due to new trading arrangements with Zenith. A further adverse impact of 0.2 percent is expected in 1998 due to such trading arrangements. On a pro forma basis that reflects the new Zenith trading arrangements, trading margins were 7.8 percent in 1997. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

           The businesses demerged into Saatchi & Saatchi increased trading margins before exceptional items to 7.9 percent in 1997 from 6.2 percent in 1996. For the continuing Saatchi & Saatchi businesses trading margin increased to 8.1 percent in 1997 from 6.8 percent in 1996.

           Joint Ventures and Associates

           On a consolidated basis there were no material joint ventures or associates. The Demerger resulted in Zenith becoming a joint venture interest between CCG and Saatchi & Saatchi and CCG having a 30 percent associate interest in The Facilities Group, a subsidiary of Saatchi & Saatchi. The pro forma share of operating profits from joint ventures and associates was L1.9 million in 1997. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

YEAR ENDED DECEMBER 31, 1996 VS. YEAR ENDED DECEMBER 31, 1995

           Revenue

           Consolidated revenue declined by 1 percent to L754.9 million in 1996 from L761.1 million in 1995 primarily due to the loss of several important clients (particularly British Airways and Mars) in early 1995 that started to impact revenue in the second half of 1995. On an underlying basis, revenue increased by 3 percent.

           For the ongoing businesses revenue increased by 3 percent to L329.5 million in 1996 compared to L320.6 million in 1995. On an underlying basis, revenue increased by 4 percent. Revenue gains during 1996 more than offset the loss of the Mars account in the first half of 1995, which started to impact results from the second half of that year. Mars was Bates Worldwide's largest client by gross billings in 1994, but revenue from the Mars account approximately halved in 1995 and was eliminated in 1996.

          In the UK, revenue from ongoing businesses decreased to L38.0 million in 1996 compared with L39.3 million in 1995 with the lost revenue from the Mars account being partially replaced.

           In North America, revenue from ongoing businesses decreased to L77.8 million from L78.9 million in 1995, with revenue lost from the Mars account being partially replaced.

           The Rest of Europe, Africa and the Middle East was static at L120.7 million compared to L120.6 million in 1995. Increased revenues at Bates Worldwide, particularly in Italy, France and Germany, were offset by a decrease in Spain due to the departure of certain managers.

          In Asia Pacific, revenue from ongoing businesses increased by 14 percent to L93.0 million from L81.8 million in 1995, due to strong growth from both local and multinational clients. Bates Worldwide increased underlying revenue significantly in Taiwan and China (including Hong Kong) and also in Australia. Japan performed poorly, with a reduction in underlying revenue largely due to the loss of the Mars business.

           The revenue of the continuing Saatchi & Saatchi businesses decreased by 5 percent to L375.3 million in 1996 from L396.0 million in 1995 primarily due to the sale and closure of the Minneapolis offices of CME and of KDW. Revenue, on a constant exchange rate basis, was flat in 1996 compared to 1995.

           Trading Profit Before Exceptional Items

           Consolidated trading profit before exceptional items decreased by 1 percent to L48.0 million in 1996 from L48.6 million in 1995 and, on an underlying basis, increased by 2 percent. For the ongoing businesses trading profit before exceptional items decreased by 1 percent to L21.6 million in 1996 from L21.7 million in 1995 and by 2 percent, on an underlying basis. The trading results do not reflect the revised commercial terms with Zenith which CCG entered into as part of the Demerger.

           In the UK, trading profit from the ongoing businesses decreased by 26 percent to L3.8 million in 1996 from L5.1 million in 1995. The decrease primarily reflected cost increases at Bates Dorland to develop the capabilities that were central to the launch of its interactive capabilities. In addition, HP:ICM had a stronger year in 1995 due to a car launch promotion.

           In North America, trading profit from ongoing businesses decreased by 17 percent to L4.0 million in 1996 from L4.8 million in 1995. On an underlying basis, trading profit decreased at a similar rate. The decrease was mainly due to a management decision to maintain service levels for Miller Brewing despite a reduction in revenue.

           In the Rest of Europe, Africa and the Middle East, trading profit from ongoing businesses increased by 38 percent to L9.1 million in 1996 from L6.6 million in 1995. On an underlying basis, the increase was 44 percent. This increase reflected the combination of revenue increases in Italy, France and Germany, and the results of the management actions to reduce staff costs following the loss of Mars in 1995.

           In Asia Pacific, trading profit from ongoing businesses decreased by 10 percent to L4.7 million in 1996 from L5.2 million in 1995. On an underlying basis, profits fell by 19 percent. This was principally due to a provision made for losses in a quasi-subsidiary in Indonesia. Underlying increases were experienced in Japan, due to management action to reduce costs following the loss of Mars, and in Australia as a result of revenue increases. Reductions were experienced in Singapore due to investment made to develop the business and New Zealand which suffered client losses.

           For the demerged Saatchi & Saatchi businesses, trading profit before exceptional items decreased by 6 percent to L23.3 million in 1996 from L24.7 million in 1995. This was primarily due to the sale and closure of CME and KDW. Trading profits before exceptional items for the continuing Saatchi & Saatchi business increased by 14 percent to L25.3 million in 1996 from L22.3 million in 1995 and increased by a similar amount on a constant exchange rate basis.

           Trading Margins Before Exceptional Items

           Trading margin before exceptional items for the ongoing businesses was 7.1 percent in 1996, compared to 7.2 percent in 1995. The trading margin before exceptional items does not reflect the revised commercial terms with Zenith which CCG has entered into as part of the Demerger.

           Consolidated trading margins before exceptional items were unchanged at 6.4 percent. On a geographic basis, trading margins were as follows:

                                                                 1996      1995
                                                                 (%)        (%)
UK........................................................       10.9      11.1
North America.............................................        6.3       5.1
Rest of Europe, Africa and the Middle East................        6.5       7.5
Asia Pacific..............................................        2.9       3.3
Total.....................................................        6.4       6.4

           On a geographic basis, trading margins from the ongoing businesses in 1995 and 1996 were as follows:

                                                                1996      1995
                                                                 (%)       (%)
UK........................................................        9.6     13.0
North America.............................................        5.0      6.1
Rest of Europe, Africa and the Middle East................        7.4      5.5
Asia Pacific..............................................        5.0      6.4
Total.....................................................        6.4      6.8


EXCEPTIONAL OPERATING ITEMS AND DISPOSALS

           On a consolidated basis, exceptional operating expenses in 1997 were L2.2 million, in 1996 were L16.5 million, and in 1995 were L20.3 million. The exceptional operating expense in 1997 of L2.2 million reflected a provision against the goodwill relating to ongoing operations in Indonesia, which was taken in view of the economic uncertainty in that country. In 1996 the exceptional expenses of L16.5 million included L0.2 million related to the closure of a U.S. pension plan in ongoing operations and L16.3 million which related to the demerged Saatchi & Saatchi businesses. The L16.3 million comprised L8.1 million for the closure of a U.S. pension plan and L8.2 million for property provisions. In 1995 the exceptional expenses of L20.3 million included L13.2 million related to severance and reorganization costs in the ongoing businesses following the loss of the Mars account, L0.9 million litigation and associated costs incurred by ongoing businesses relating to the departure of a former Chairman and other senior executives and L6.2 million which related to the demerged Saatchi & Saatchi businesses.

           Consolidated profits on businesses disposed of were L20.8 million in 1997, L17.8 million in 1996 and a net loss of L30.3 million in 1995. In 1997 the profit of L20.8 million included a profit of L16.5 million on the sale of NRG and a L4.3 million profit on the sale of shares received as consideration when Cordiant sold its interest in KDW. In 1996 the profit of L17.8 million related primarily to the sale of Cordiant's interest in KDW. The balance reflected the receipt of additional proceeds from disposals in prior periods. In 1995 the loss of L30.3 million arose primarily from the sale and closure of CME and also included a goodwill write-off connected with the implementation of an incentive scheme for employees of Bates in Australia (The Communications Group Pty. Ltd.). The transactions in 1995 were cash positive but incurred an accounting loss due to the write-off of L50.2 million of goodwill through the profit and loss account. This goodwill had already been eliminated against shareholders' funds. The receipt of additional proceeds from disposals in prior periods offset the losses in 1995.

           In 1997 there were consolidated non-operating expenses of L33.0 million due to the fundamental reorganization of the business to implement the Demerger. The amounts payable in relation to the Demerger including advisors' fees, temporary staff and other costs amounted to L20.2 million. The reorganization of the Cordiant head office and its combination with the head offices of Bates Worldwide and S&S to form the two successor operations cost L6.7 million. The Demerger also resulted in an inter-group property provision of L6.1 million. This represented the difference between the rent payable by Saatchi & Saatchi and the amount receivable from Zenith for space sublet to them.

NET INTEREST EXPENSE AND SIMILAR ITEMS

           Consolidated net interest expense and similar items amounted to L8.8 million in 1997, L7.5 million in 1996 and L20.6 million in 1995. In 1997 there was a small increase due to a lower level of interest received and increased bank fees offset by a foreign exchange gain. In 1996 the decrease over 1995 reflected the substantial reduction of Cordiant's average net debt following the 1995 rights issue and lower borrowing costs.

           In 1997 as part of the Demerger process, new financing arrangements were put in place to reflect CCG's status as a stand alone company and not as part of Cordiant. Therefore the Company believes that the most appropriate indicator of financing charges for CCG are the pro forma financial statements.

           The pro forma net interest and similar charges amounted to L0.7 million in 1997. Despite an average net cash position CCG would have incurred a charge because of its working capital cycle (both during each month, derived from the media payment cycle in each country, and seasonally as periods of high activity improve the cash position), the geographic distribution of its cash and borrowings, bank fees and the share of interest of joint ventures and associates. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

TAXATION

           Excluding disposals, exceptional items and demerger costs, Cordiant's effective tax rate was 35.7 percent in 1997, 36.5 percent in 1996 and 43.9 percent in 1995. The reduction in the tax rate between 1995 and 1996 reflected the change in the geographic mix of taxable profit and the reduction of interest expense in the U.S. following the 1995 rights issue.

           The Demerger has altered the tax position of CCG. Therefore, the Company believes that the most appropriate indicator of the tax charge is the pro forma information. Since over 85 percent of CCG's business is located outside the UK, the UK is not the dominant tax regime for the Group. The pro forma tax rate in 1997, excluding exceptional operating items, was 40.0 percent. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

EQUITY MINORITY INTERESTS

           Consolidated equity minority interests were L2.0 million in 1997, L2.8 million in 1996 and L2.8 million in 1995. Equity minority interests from ongoing businesses were L1.8 million in 1997, L2.6 million in 1996 and L1.1 million in 1995. The decline in ongoing equity minority interests in 1997 reflected the impact of exchange rate movements and the poor trading of one unit and the increase in 1996 reflected the new incentive scheme in Bates Australia.

RETURN ATTRIBUTABLE TO SHAREHOLDERS

           There was a consolidated profit for the year of L15.1 million in 1997, L24.2 million in 1996 and a loss of L37.3 million in 1995, resulting in earnings per share of 3.4p in 1997, 5.5p in 1996 and a loss per share of 12.8p in 1995. Excluding exceptional items the earnings per share were 6.6p in 1997, 5.2p in 1996 and 5.2p in 1995. The earnings per share figures are unadjusted for the Consolidation that took place as part of the Demerger.

           The Demerger has established a new structure for the Group, resulted in new trading arrangements with Zenith, put in place a new capital structure and altered the tax position. Therefore the Company believes that pro forma statements give a better indication of these results of CCG. The pro forma profit for the year was L11.0 million in 1997, resulting in earnings per share of 5.0p in 1997. Excluding all exceptional items the pro forma earnings per share were 5.9p in 1997. See "Summary Unaudited Combined and Pro Forma Financial Information" and "Unaudited Combined and Pro Forma Financial Information" included elsewhere in this Report.

          A foreign income dividend of 1.2p per share has been recommended in respect of 1997. The comparable 1996 figure was a net dividend of 1.0p. Pro forma earnings excluding exceptional items covered the dividend 4.9 times in 1997. Saatchi & Saatchi recommended a net dividend of 1.2p in respect of 1997 and the combined dividend from CCG and Saatchi & Saatchi amounts to a 20 percent increase over the comparable dividend of 2.0p in respect of 1996. There was no dividend payment in respect of 1995. In 1997 the Demerger was carried out by a demerger dividend of shares in Saatchi & Saatchi. The transfer of net liabilities arising from the Demerger amounted to L134.6 million.


SUMMARY UNAUDITED COMBINED AND PRO FORMA FINANCIAL INFORMATION

           The Consolidated Statements of Operations included in the Consolidated Financial Statements include the results of Saatchi & Saatchi and Zenith until they were demerged on December 14, 1997 and treat them as disposed operations. By (i) removing from such Consolidated Statements of Operations the results of the demerged groups of companies, (ii) accounting for The Facilities Group and Zenith as an associate and joint venture respectively and (iii) reinstating inter-Group trading, it is possible to derive historical information ("Combined Results") as if the CCG businesses had been demerged with effect from January 1, 1996. The Combined Results still reflect the former structure of Cordiant and do not reflect the new financing and tax arrangements of CCG. To assess the historic performance of CCG as if the post-Demerger structure and financing arrangements had been in place for 1997, pro forma adjustments to the Combined Results have been made to derive pro forma results. Set out below, for selected information, is a reconciliation of the Consolidated Statements of Operations included in the Consolidated Financial Statements to the Combined Results and then to the pro forma results.

          The pro forma adjustments have been made to reflect principally changes to the structure of the CCG Group, new trading arrangements with Zenith, new financing arrangements for CCG and Zenith and the costs of the Demerger. Further changes are made to reflect the interest and tax implications.

           Other than the Consolidated Statement of Operations data, this information is unaudited and it does not necessarily reflect the results of operations or financial position of CCG that would have been achieved as of the dates indicated, nor is it necessarily indicative of the future results of operations or future financial position of CCG. The combined and pro forma information has been prepared on the basis of UK GAAP.



      YEAR ENDED        CONSOLIDATED    DEMERGED                          COMBINED       PRO FORMA    PRO FORMA CCG
  DECEMBER 31, 1997        CORDIANT     OPERATIONS(1)   ADJUSTMENTS(2)      CCG        ADJUSTMENTS(3)      L m
                              Lm             L m             L m            L m             L m
Group turnover             4,206.2        (3,688.3)        1,108.1       1,626.0          (22.7)        1,603.3
                          --------        ---------        -------       -------        --------        -------
Group revenue                736.1          (420.1)             0.1        316.1           (8.5)          307.6
                         ---------       ----------     -----------     --------       ----------     ---------
Operating profit              55.6           (31.5)            -            24.1           (2.3)           21.8
Share of profits less
   losses of joint
   ventures and
   associated
   undertakings                -              (0.9)            2.2           1.3            0.6             1.9
Non-operating
   exceptional items         (12.2)         (763.9)          626.2        (149.9)         149.9             -
Dividends to Saatchi
& Saatchi                      -             (10.4)            -           (10.4)          10.4             -
Interest receivable/
(payable)                     (8.8)           11.2              2.4          4.8           (5.5)           (0.7)
                        -----------     ----------      -----------    ----------      ---------      ----------
(Loss)/profit before
taxation                      34.6          (795.5)          630.8        (130.1)         153.1            23.0

Taxation                     (17.5)            9.4            (1.4)         (9.5)          (0.7)          (10.2)
                         ----------     ------------    ------------   -----------     ----------     ----------
(Loss)/ profit after
taxation                      17.1          (786.1)          629.4        (139.6)         152.4            12.8
                         ==========       ==========      =========      =========       =======       =========


--------------------
(1) The results of Saatchi & Saatchi and Zenith.
(2) Adjustments were made (i) to reinstate inter-Cordiant trading and (ii) to account for the results of Zenith (a joint venture) and The Facilities Group (an associate) on the equity method.
(3) Specific adjustment to the Combined Results were to:

           (a) reduce trading profit to reflect the new trading terms for the purchase of media services from Zenith, with an offsetting increase in the share of profits from joint ventures;

           (b) eliminate inter-Cordiant interest receivable from Saatchi & Saatchi and Zenith and adjust external interest to reflect the revised financing arrangements;

           (c) eliminate the results of NRG, a business disposed of in 1997, substituting notional interest on the proceeds received;

           (d) eliminate exceptional non-operating Demerger expenses, profit on disposal of NRG and dividends paid by subsidiaries to Saatchi & Saatchi; and

          (e) adjust the tax charge to reflect the above adjustments and the current structure of the Group.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

           Not applicable.

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT.

           The Directors and Executive Officers of CCG are as follows:

Name                 Position                                      Age


Michael Bungey*      Director and Chief Executive Officer of       58
                     the Company and Chairman and Chief
                     Executive Officer, Bates Worldwide
Arthur D'Angelo*     Finance Director of the Company               46
Jean de Yturbe*      Director, Chairman, Bates Europe              51
Alex Hamill*         Director, Chief Executive Officer, Bates      55
                     Asia Pacific
Peter M. Schoning*   Director, Chairman and Chief Executive        52
                     Officer, Scholz & Friends
Bill Whitehead*      Director, Chief Executive Officer, Bates      52
                     North America
Charles Scott        Non-executive Chairman of the Company         49
Dudley Fishburn      Non-executive Director                        51
Professor Theodore   Non-executive Director                        73
Levitt
James Tyrrell        Non-executive Director                        57
Dr. Rolf Stomberg    Non-executive Director                        58
Tim Jackson**        Company Secretary                             39
Stuart Howard**      Deputy Finance Director and Treasurer         36
David F. Ham         Group Controller                              32
Stanley Bendelac*    Chief Operating Officer, Bates Europe         56
Les Stern*           Worldwide Planning Director, Bates            50
                     Worldwide
John Fawcett*        Chief Executive Officer, George               48
                     Patterson Bates
Ian Smith*           President, International, Bates Worldwide     48
*     Member of the Executive Committee
** Mr. Jackson will resign as Company Secretary effective June 26, 1998 and Stuart Howard will become Company Secretary on such date.

EXECUTIVE DIRECTORS

           Michael Bungey, Chief Executive Officer of the Company and Chairman and Chief Executive Officer, Bates Worldwide. In 1971, Michael Bungey set up his own agency, Michael Bungey & Partners. This was merged with Dorland Advertising in 1984. In 1988 he became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe. In 1993, he was appointed President and Chief Operating Officer of Bates Worldwide, Chief Executive Officer in April 1994 and Chairman in December 1994. He joined the Board of Cordiant in January 1995.

           Arthur D'Angelo, Finance Director of the Company. Arthur D'Angelo joined Saatchi & Saatchi Holdings USA in October 1987 as Tax Director and was subsequently appointed President and Chief Executive Officer of Saatchi & Saatchi Holdings (USA) Inc. He joined Bates USA as Executive Vice President and Chief Financial Officer in April 1994 and later that year was named Chief
Financial Officer of Bates North America. In July 1995 he was named Chief Financial Officer of Bates Worldwide.

           Jean de Yturbe, Chairman, Bates Europe. Jean de Yturbe was President of HDM Europe from 1985 to 1990 and Chief Executive Officer of Eurocom Advertising Worldwide from 1990 to 1992. He joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in April 1995.

           Alex Hamill, Chief Executive Officer, Bates Asia Pacific. Alex Hamill joined the Ted Bates group in 1968. In 1978 he was appointed General Manager of George Patterson in Australia. In 1984 he was appointed Managing Director of George Patterson's Sydney office and in 1987 Managing Director of George
Patterson Australia. In 1991 he was appointed Chairman and Chief Executive Officer of George Patterson Bates and Regional Director for Bates Worldwide in Asia-Pacific.

           Peter M. Schoning, Chairman and Chief Executive Officer, Scholz & Friends. Prior to joining Scholz & Friends, Peter M Schoning worked in a variety of advertising agencies in Munich, Paris and Hamburg, where he, most recently, was a member of the Lintas management team. He joined Scholz & Friends in 1984 as Managing Director and was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer at the agency and since 1995 he has led the agency as Chairman and Chief Executive Officer.

           Bill Whitehead, Chief Executive Officer, Bates North America. Prior to joining the Ted Bates group in 1971, Bill Whitehead worked for Foster Advertising. In 1983 he joined Bates Canada and in 11 years with the agency held a number of senior positions, most recently as Chairman and Chief Executive Officer. In May 1994 he was named Executive Director of Worldwide Client
Services at Bates Worldwide and at the same time Regional Director of Latin America for Bates Worldwide. In December 1994, he was appointed Chief Operating Officer for Bates North America. In September 1995 he became President and Chief Operating Officer of Bates USA. In July 1996 he became Chief Executive Officer of Bates North America.

NON EXECUTIVE DIRECTORS

           Charles Scott, Chairman of the Company. Charles Scott worked for Itel Corporation before joining IMS International, Inc. in 1977 where he was Chief Financial Officer from 1986 until joining Cordiant as Finance Director in January 1990. He was promoted to Chief Operating Officer of Cordiant in July 1991 and its Chief Executive Officer in April 1993. In January 1995, he was appointed Chief Executive Officer and Acting Chairman. In July 1995 he was appointed executive Chairman and in December 1997 he became non-executive Chairman. He is non-executive Chairman of Robert Walters plc and is a non-executive director of adidas AG and of Joe's Developments Limited. He is also non-executive Chairman of Saatchi & Saatchi plc. In addition, he has been a director of Emcore Corporation since February 1998 and of TBI since May 1998.

           Dudley Fishburn, Director. Dudley Fishburn has been a Member of Parliament and Parliamentary Private Secretary at the Foreign Office and at the Department of Trade and Industry. He is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of the Trustees of the Open University, Chairman at HFC Bank plc and a Trustee of the Prison Reform Trust, all of which are based in the UK. He is a non-executive director of Household International, Inc. and Euclidian plc.

          Professor Theodore Levitt, Director. Theodore Levitt is Edward W. Carter Professor of Business Administration, Emeritus, at Harvard University Graduate School and serves on the board of Sandford C. Bernstein Funds, Inc. in the US. He is also the author of numerous articles and books on economics, politics, management and marketing and was formerly Editor of the Harvard Business Review.

           James Tyrrell, Director. James Tyrrell joined the Board on May 1, 1998. He is a director of London International Group plc and was Group Finance Director until November 1997. Previously he was Group Finance Director of Abbey National Plc and Managing Director of HMV Shops Limited. He is Chairman of Ferguson International PLC, a non-executive director of Mastercommunications Ltd and is a Governor of Bradfield College.

          Dr. Rolf Stomberg, Director. Rolf Stomberg joined the Board on May 1, 1998. From 1970 to 1997, when he retired from the Main Board, he worked for The British Petroleum Company plc where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He serves on a number of UK and continental boards and is a Visiting Professor at Imperial College Management School, London and the Business School of Institut Francais de Petrole in Paris.

EXECUTIVE OFFICERS

           Tim Jackson, Company Secretary of the Company. Tim Jackson joined Cordiant in 1986. He became Director of Investor Relations in 1989 and acted as Company Secretary from January 1995 to May 1995. He is an Associate member of the Association of Chartered Certified Accountants and became Company Secretary of the Company on Demerger.

           Ian Smith is President, International, Bates Worldwide and a member of the Executive Committee. He joined the George Patterson Bates agency in 1989 and was named General Manager and New Business Director in 1990. In 1996, he was appointed Managing Director of George Patterson Bates Australia.

           Stuart Howard, Deputy Finance Director and Treasurer of the Company. Stuart Howard joined the Company on May 1, 1998 from WPP where he was International Treasurer. From 1992 he was Group Finance Director for Metrovideo and from 1990 to 1992 Deputy Finance Director at McColls. Prior to that, he spent two years as Regional Controller at WPP and four years with KPMG London.

           David F. Ham joined Cordiant in May 1996 as Manager of Group Reporting. Prior to that he was Group Accountant at Alfred McAlpine plc from 1994 and spent six years at Coopers & Lybrand. In 1997, he was appointed Group Controller of the Company.

           Stanley Bendelac, Chief Operating Officer, Bates Europe. In 1971, Stanley Bendelac founded Delvico Bates, an operating unit within Grupo Bates. In addition to his responsibilities on the Bates Worldwide Management Board, he is currently Chairman and Chief Executive Officer of Grupo Bates S.A.

           Les Stern, Worldwide Planning Director, Bates Worldwide. Les Stern joined Bates Dorland in 1990 as Planning Director. Following secondment to Bates New York he was made Worldwide Planning Director in 1994. Prior to joining Bates Worldwide he was Planning Director at WCRS, having moved there after five years as Group Account Director at Saatchi & Saatchi.

           John Fawcett, Chief Executive Officer, George Patterson Bates. John Fawcett began his advertising career with George Patterson Bates, and has worked in various roles around the world for Leo Burnett and J. Walter Thompson. He rejoined George Patterson Bates as a creative group head and became the company's first National Creative Director in March 1989. He was appointed as its Managing Director Australia in June 1992 and Chief Executive Officer in July 1996, and currently is Chairman of the Bates Worldwide Creative Board.

EFFECT OF DEMERGER

           The Demerger resulted in a number of changes to the composition of the Cordiant Board and the terms of employment or engagement of Directors:

     (i) Charles Scott and Michael Bungey remain Directors of the Company following the Demerger, but on different terms than prior to the Demerger. See "Compensation of Directors and Officers."

    (ii) Bob Seelert, Wendy Smyth and Kevin Roberts resigned as Directors of Cordiant and took positions as executive directors of Saatchi & Saatchi.

    (iii) Five new executive Directors were appointed (Alex Hamill, Jean de Yturbe, Peter M Schoning, Arthur D'Angelo and Bill Whitehead), all of whom were previously senior executives of Cordiant. With the exception of Alex Hamill, each Director entered into new service Agreements or revised terms of employment with the Company or another company in the Group. See "Compensation of Directors and Officers."

     (iv) Dudley Fishburn and Professor Theodore Levitt remain non-executive Directors of the Company, pursuant to new letters of appointment. Sir Peter Walters resigned as a non-executive Director of Cordiant with effect from the Effective Date and joined the board of Saatchi & Saatchi in anticipation of the Demerger. Dr. Thomas Russell and The Hon. Clive Gibson resigned as non-executive Directors of Cordiant. Two new non-executive Directors, James Tyrrell and Dr. Rolf Stomberg, joined the Board with effect from May 1, 1998.


RE-ELECTION OF DIRECTORS

           The Articles of the Company provide that at the Annual General Meeting in every year, one-third of the Directors for the time being, or if their number is not three or a multiple of three then the number nearest to one-third, shall retire from office, the Directors to retire in each year being those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election. Any Director not re-elected at the Annual General Meeting shall retain office until the Meeting appoints another person in this place, or if it does not appoint a replacement, until the end of the Meeting.

CORPORATE GOVERNANCE

           The Company complied throughout the year with the Code of Best Practice included in the Cadbury report on the financial aspects of corporate governance and continues to comply. In addition, the Company has complied with the recommendations of the Greenbury Committee's report on Directors' remuneration and the provisions of the Code of Best Practices in that report and annexed to the London Stock Exchange's Listing Rules.

           A separate Audit Committee and a Remuneration and Nominations Committee exist, both of which are comprised of solely non-executive directors.

           The main duties of the Audit Committee are to oversee the affairs of the Group, to review the financial statements and preliminary and interim results, to review the findings of the external auditors, to direct the internal audit function and monitor the management accounting procedures, to investigate any irregularities and to make recommendations to the Board concerning the appointment and remuneration of external auditors. The Audit Committee, which met twice during 1997, is comprised of Charles Scott (Chairman), Dudley Fishburn, Dr. Rolf Stomberg, James Tyrrell and Prof. Theodore Levitt.

           The main duties of the Remuneration and Nominations Committee are to determine the remuneration, benefits and terms and conditions of employment of the executive Directors and of the Company's most senior employees. It also deals with nominations to the Board, for which the Chief Executive Officer also joins the Committee The Committee members are Dudley Fishburn (Chairman), Charles Scott, James Tyrrell, Dr. Rolf Stomberg and Professor Theodore Levitt. The Committee, which met five times in 1997, makes recommendations to the Board on the remuneration of the executive Directors and senior executives drawing on independent external advice as necessary. In setting levels of remuneration and performance targets for incentive plans, the Committee takes into account prevailing market compensation practice and the current performance of the Company.

           In carrying out its duties, the Remuneration and Nominations Committee carefully considers the provisions of the Greenbury Report on Directors' remuneration and the provisions of the Codes of Best Practice annexed to The London Stock Exchange's Listing Rules. It is the Company's policy to establish a remuneration strategy which rewards performance and enhances shareholder value by creating a greater community of interest between shareholders and employees.

           The Executive Committee consists of Michael Bungey, Chief Executive Officer; Arthur D'Angelo, Finance Director; William Whitehead, Jean de Yturbe, Alex Hamill and Peter M. Schoning, the Executive Directors; plus Stanley Bendelac, John Fawcett, Ian Smith and Les Stern, senior executives within Bates Worldwide.

           The Executive Committee has as its purpose to deal with the day-to-day and ongoing operational issues and to improve the communications and co-ordination between the Company and the principal operating divisions of the group. The Cordiant Executive Committee met on two occasions during 1997. In addition, an extended form of the Committee met on a regular basis from March 1997 with regard to the Demerger.

DIRECTORS' INTERESTS
                    Beneficially    Ordinary Share     Equity
                       Owned           Options      Participation
                  Ordinary Shares                        Rights

A. D'Angelo             960            328,681          593,401
M. Bungey            55,990            647,020          890,110
D. Fishburn               -                  -                -
A. Hamill                 -            397,343          593,401
T. Levitt            18,796                  -                -
P. Schoning               -            132,426          593,401
C. Scott*            39,214            787,583                -
R. Stomberg               -                  -                -
J. Levitt                 -                  -                -
W. Whitehead            787            255,356          593,401
J. de Yturbe              -            260,996          593,401

--------------------
*Includes spouse's interests

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

           In 1997, the aggregate amount of compensation paid or accrued for all Directors and executive officers as a group (26 persons) who served during the year, was L4,313,416 ($7,074,002). Such compensation was mainly in the form of salaries and fees and included L240,332 ($394,144) set aside for pension plans.

           The table below reports remuneration by the Company for the year ended December 31, 1997. The compensation for executive directors for 1997 was approved by the remuneration committee of Cordiant. With respect to the senior managers appointed to the Board in mid-December, the table reflects their remuneration from appointment to December 31, 1997.





                                                                As         Benefits    Pension     One-off         Total
                                   Salary       Bonus       Percentage    in Kind(1)   Costs(2)    Payment      Remuneration
                                    L000        L000        of Salary        L000        L000        L000          L000
CURRENT EXECUTIVE DIRECTORS:
Michael Bungey (Chief
Executive Officer)(3)(4)             654         197            30%           107         58          -          1,016
Arthur D'Angelo(5)                     8           3            38%             -          -          -             11
Jean de Yturbe(5)                      8           4            50%             1          1          -             14
Alex Hamill(5)                        14           7            50%             -          -          -             21
Peter M. Schoning(5)                  11           8            72%             -          -          -             19
William Whitehead(5)                  11           5            45%             1          -          -             17

CURRENT NON-EXECUTIVE
DIRECTORS:
Charles Scott (Chairman)(6)          300         153            51%             7         92        404            956
Dudley Fishburn                       33           -             -              -          -          -             33
Professor Theodore Levitt             30           -             -              -          -          -             30

FORMER DIRECTORS:
The Hon. Clive Gibson(7)              28           -             -              -          -          -             28
Dr. Thomas Russell(7)                 28           -             -              -          -          -             28
Robert Seelert(7)                    487         237            49%            35         39          -            798
Wendy Smyth(3)(7)                    158          56            35%            13          -          -            227
Sir Peter Walters(7)                  31           -             -              -          -          -             31
Edward Wax(8)                        182          93            51%             6          7          -            288
Kevin Roberts(9)(10)                 144          99            69%             -          -        158            401


--------------------
(1) Benefits in kind include such items as club memberships, company cars, medical insurance, life insurance, relocation and travel allowances. Mr. Bungey, who is a UK citizen and who has been relocated to the US, receives a sum equivalent to school fees in the UK for his children and a travel allowance for flights from the US to the UK for his wife and children each year.
(2) The amounts for pension costs disclosed in the executive Directors' remuneration are based on the cash cost to the employing company of defined contribution schemes.
(3) Michael Bungey and Wendy Smyth were members of the Cordiant Group Pension Scheme, a defined benefit scheme, during the year. In addition to amounts disclosed above, the amount of the increase in pension during the year was L4,303 in respect of M. Bungey and L2,344 in respect of W. Smyth. The total annual accrued pension (including inflation) as at December 31, 1997 was L50,308 (M. Bungey) and L42,264 (W. Smyth). The accrued benefit is that which would be paid annually on retirement based on service to the end of the year. The transfer values (net of members' contributions) of
     the  relevant   increase  in  accrued  benefit  are  L47,460  and  L16,525 respectively.
(4) Michael Bungey's salary includes an amount of L205,166 as part of a tax equalisation scheme in respect of tax paid on his remuneration under US tax law.
(5)  Appointed  December  15,  1997.
(6)  Mr.  Scott was  executive  Chairman  of  Cordiant  in 1996 and 1997 and his
     remuneration   above   reflects  that  role.  On  September  30,  1997,  in
     consideration for the termination of his former employment contract with the Company, it was agreed that he was to receive a lump-sum payment based on the termination clauses of that contract.
(7)  Resigned  December 15, 1997.
(8)  Resigned May 20, 1997.
(9)  Appointed  May 21, 1997;  resigned  December 15, 1997.
(10) Kevin Roberts received a sign-on bonus of L158,000 on appointment as Director and Chief Executive Officer of Saatchi & Saatchi Advertising Worldwide.

      Salaries for 1998 for Directors and senior executives were reviewed and amended as part of the Demerger to take into account their revised roles. In the future, they will be reviewed annually.

      In addition to salary, all senior executives are eligible for an annual performance-related bonus that is non-pensionable. For the year ended December 31, 1997 the annual bonus paid to each executive Director was a percentage of salary based on, with respect to Mr. Scott, the attainment of budgeted revenue and profitability of the Cordiant Group, with respect to Messrs. Bungey and D'Angelo, a combination of the attainment of budgeted revenue and profitability for the Bates Worldwide network and the Cordiant Group and for Messrs. Hamill, de Yturbe, Schoning and Whitehead on the performance of the businesses that they head. Bonuses in 1998 will be calculated with respect to Messrs. Bungey and D'Angelo on the performance of CCG, with respect to Messrs. Hamill, Whitehead and de Yturbe by reference to a combination of the performance of CCG and the business that each Director heads, and with respect to Mr. Schoning on the performance of Scholz & Friends. As a non-executive Director, Mr. Scott will not be eligible for bonuses in the future.

      For all executive Directors only base salary is pensionable; their pension arrangements are as follows:

      a) Mr. Bungey is a member of the Cordiant Group Pension Scheme. In addition, CCG contributes 6% of his salary plus L15,000 per annum to a small self-administered fund.

      b) Mr. Hamill is a member of the George Patterson 1993 Holding Board Superannuation Plan.

      c) Mr. D'Angelo is entitled to an annual pension contribution of $7,500 and is a member of the Bates Advertising USA, Inc 401k plan.

      d) Mr. Whitehead is a member of the Bates Advertising USA Inc. 401k plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

SERVICE AGREEMENTS

           The Directors' service agreements are described in the table below.




                                                                                  MONTHS'     PAYMENTS ON EXCEPTIONAL
                             EMPLOYING COMPANY              DATE OF AGREEMENT      NOTICE     TERMINATION
EXECUTIVE DIRECTORS
A. D'Angelo                  Bates Advertising USA          Sep 1997                 12       24 months(1)
M. Bungey                    CCG                            Sep 1997                 12       24 months(1)
A. Hamill                    The Communications Group       Feb 1997                 24       Consultancy fees until age 60(2)
P. M Schoning                Scholz & Friends               Jan 88-Jan 98         12-24(3)    24 months(1)
W. Whitehead                 Bates Advertising USA          Sep 1997                 12       18 months(1)
J. de Yturbe                 Bates France                   June 93-Sep 97           12       18 months(1)

NON-EXECUTIVE DIRECTORS                                                                                     TERM
C. Scott                     CCG                            Apr 1998                          One or two years from demerger(4)
T. Levitt                    CCG                            Sep 1997                          One year from Demerger
D. Fishburn                  CCG                            Sep 1997                          Three years from Demerger
R. Stomberg                  CCG                            Mar 1998                          Three years from May 1, 1998
J. Tyrrell                   CCG                            Apr 1998                          Three years from May 1, 1998


--------------------
(1)  On termination by the Company within two years of a change of control.
(2) Consultancy fees payable between the date of termination for any reason and his 60th birthday.
(3)  At least 12 months ending on a financial year end.
(4) Mr. Scott has parallel contracts as Chairman of both CCG and Saatchi & Saatchi and will relinquish one directorship on December 31, 1998. The term of his remaining directorship will be for a further year. If both directorships terminate before December 31, 1998, he will be entitled to a sum equivalent to the fees which would otherwise have been payable up to the second anniversary of the Demerger, shared equally between the companies. If termination occurs in the second year, he will be entitled to an equivalent payment by his employing company.

           The arrangements for termination of a senior executive's contract are decided by the Remuneration and Nominations Committee after consultation with the Group's Chief Executive Officer. In some cases the Remuneration and Nominations Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contractual position. In other cases the Remuneration and Nominations Committee will recommend that the contractual entitlement of the individual be paid in installments following termination. Special arrangements were negotiated in respect of the termination of Mr. Scott's contract following the Demerger.

NON-EXECUTIVE DIRECTORS

           The Board of Directors fixes the remuneration of non-executive Directors for all the services normally expected of them as members of the Board of Directors and its Committees. The remuneration cannot exceed, without the approval of shareholders in General Meeting, a basic fee of L20,000 per annum per Director, together with allowances of L600 per Director for each Board and Committee meeting attended in person, L500 for each Board and Committee meeting attended by telephone and L250 per quarter for acting as Chairman for any Committee of the Board of Directors. The basis on which non-executive Directors were paid in 1997 remained the same as applied in 1996 and is intended to remain the same in 1998. The Board of Directors retains discretion to approve additional payments for special services. The non-executive Directors do not participate in any of the incentive or benefit schemes of the Group, with the exception of Charles Scott, who retains an interest in options granted in connection with his former executive contract. Mr. Scott had a contract with the Company and Saatchi & Saatchi for his services to each group dated September 30, 1997. This contract has been replaced with effect from April 1, 1998 by an agreement under which Kirkal Limited, a company controlled by Mr. Scott and his wife, provides Mr. Scott's services to each group on substantially the same terms.

           New non-executive Director letters of appointment, which took effect on the Effective Date, were entered into for both Dudley Fishburn and Professor Theodore Levitt dated September 17, 1997 and September 16, 1997 respectively. Dudley Fishburn is appointed for a term of three years, and Professor Theodore Levitt for a term of one year, with effect from the Effective Date. They are to be paid annual fees of L20,000 each plus certain sums for attendance at meetings, in accordance with the provisions of the Articles of Association.

           Dr. Rolf Stomberg and James Tyrrell were appointed non-executive Directors for a period of three years commencing May 1, 1998 under appointment letters dated March 31 and April 8, 1998, respectively.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

SHARE SCHEMES PRIOR TO THE DEMERGER AND DEMERGER SCHEMES

           The Cordiant share schemes consisted of one savings related scheme (described below) and three executive share option schemes, specifically the Performance Share Option Scheme (the "Performance Scheme"), the Executive Share Option Scheme (the "Executive No 1 Scheme") primarily for executives not resident in the United Kingdom and the Executive Share Option Scheme No 2 (the "Executive No 2 Scheme") and, together with the Executive No. 1 Scheme and Performance Scheme, the "Share Schemes".

           The Executive No 2 Scheme was approved by the Inland Revenue under the terms of the Finance Act 1984 and was intended only for executives resident in the United Kingdom. The Executive No 1 Scheme and the Executive No 2 Scheme both expired in April 1994 although existing options subsisting at the date of expiration remain exercisable in accordance with their terms. The Performance Scheme was adopted at the Extraordinary General Meeting of Cordiant held on March 16, 1995 and was approved by the Inland Revenue on May 1, 1995. It was intended for executives resident throughout the world.

           Options granted to participants in the Executive No 1 Scheme, the Executive No 2 Scheme and the Performance Scheme (which includes super options) were for Cordiant Ordinary Shares at a price equivalent to the London Stock Exchange middle market quotation on the day preceding the date of grant of the options.

           The performance targets for options granted under the Performance Scheme depend on whether the option is an ordinary option or a super option. Ordinary options require the CCG Group's earnings per share to grow over three years at 6 percent more than the growth in the UK Retail Price Index over the same period. Super options require growth in the CCG Group's earnings per share which over a five year period would place it in the top quartile of the FTSE 100 companies ranked by growth in earnings per share over the same period.

          The performance targets for the Executive No 1 Scheme and the Executive No 2 Scheme are identical to the ordinary performance targets for the Performance Scheme.

           No further options will be granted under these schemes following the Demerger. Holders of executive options employed by the Company retained their options under the Share Schemes following the Demerger. The Consolidation ratio was determined with a view to preserving, as far as practicable, the value of the options under the existing Share Schemes. Accordingly, following the Consolidation, no adjustment was made to the number of shares subject to the options or the exercise price payable.

           Holders of executive options under the Share Schemes employed by Saatchi & Saatchi were invited to cancel their options in return for the grant of replacement options over Saatchi Ordinary Shares. Each replacement option was for the same number of Saatchi Ordinary Shares and has the same exercise price, exercise period and performance conditions as the relevant existing option. The intention was that the replacement options be, as far as practicable, equivalent to the existing options. For Charles Scott, employees who ceased to be employed as a result of the Demerger and employees of Zenith and The Facilities Group who held executive options under the Share Schemes, the same principles apply except that their replacement options were split 50/50 between options over Ordinary Shares and options over Saatchi Ordinary Shares.

           Cordiant's savings related share option scheme ("Sharesave 1995") was adopted at Cordiant's Extraordinary General Meeting held on March 16, 1995. Inland Revenue approval for Sharesave 1995 was obtained on May 15, 1995. Eligible employees in the UK were invited to save a fixed amount per month for a period of five years and applied for an option at a predetermined exercise price. The exercise price was fixed at the date of invitation at a price which was not less than the higher of a share's nominal value or 80 percent of its market value at the time. When the option is exercised, the accumulated savings and interest/bonus are used to pay the exercise price.

           Under Sharesave 1995, employees of CCG retained their original number of options without adjustment for the Consolidation. Employees of Saatchi & Saatchi who held such options also retained them but were granted a parallel unapproved option over Saatchi Ordinary Shares which will be exercisable with the accumulated savings and interest/bonus under Sharesave 1995. (Sharesave 1995, together with such parallel schemes being the "SAYE Schemes") Employees of Zenith and The Facilities Group had their parallel options split 50/50 between Ordinary Shares and Saatchi Ordinary Shares.

           The replacement options described above were granted under schemes (the "Demerger Schemes") which mirrored, as far as practicable, the terms of the Share Schemes to which they related. None of the Demerger Schemes have been approved by the Inland Revenue.

           No options can be granted under a Demerger Scheme other than to replace an option which an option holder under one of the Share Schemes has agreed to cancel (or, in the case of the SAYE Schemes, to run in parallel with an option under Sharesave 1995).

OWNERSHIP SCHEMES

           Cordiant operated "ownership schemes" prior to the Demerger which allocated "network shares" to key executives, the value of the network shares increasing or decreasing in line with the network's performance against target. These schemes have been replaced by the Equity Participation Plan and the Performance Option Scheme. Accrued benefits up to the date of the Demerger were frozen at 50 percent of the value at December 31, 1997 in respect of participants in the Equity Participation Plan and the Performance Option Scheme and will be paid to executives in future years in accordance with the terms of the schemes.

           Awards to Directors under the ownership schemes were valued as follows:

                        Value at Dec.31, 1997     Value at Dec. 31, 1996

M. Bungey                  L113,978                L103,900
A. D'Angelo                  66,387                  62,340
J. de Yturbe                113,978                 103,900
P.M. Schoning               113,978                 103,900
W. Whitehead                 68,387                  62,340

           No awards were made under the schemes during 1997. On acceptance of the invitation to participate in the Equity Participation Plan, the Directors' awards under the ownership schemes crystallized at 50 percent of the value at December 31, 1997.

NEW CCG SHARE SCHEMES

(a) THE CORDIANT COMMUNICATIONS GROUP EQUITY PARTICIPATION PLAN (THE "EQUITY PARTICIPATION PLAN")

      The principal terms of the Equity Participation Plan are set out below.

(i)   Administration

      The Equity Participation Plan is operated in conjunction with the Cordiant Communications Group Employee Benefit Trust (the "Trust") which was established at the same time as the Equity Participation Plan.

      The Trustee of the Trust, in exercising its discretion, takes into account the recommendations of the Remuneration Committee.

      Further details of the Trust are set out below.

(ii)  Eligibility

      Employees and executive Directors of the Company, who are required to devote substantially all their working time to the business of any company in CCG, are eligible to participate in the Equity Participation Plan.

(iii) Participation in the Equity Participation Plan

      The Trustee will invite selected eligible employees and Directors to pay a certain amount of money (not exceeding Ll50,000) to enable them to participate in the Equity Participation Plan. The payment made by participants to the Trust, which must be made within 120 days of the award being made, is non-refundable.

      Normally, awards to participants will only be made within the period of 42 days following the announcement of the Company's results for any period or at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive director) so warrant.

      The maximum number of Ordinary Shares which participants may become entitled to acquire will be eight times the number that could have been bought with the original investment at market value on the day preceding the date of award. The exact number of Ordinary Shares which may be acquired will be determined by the performance formula described below.

(iv)  Performance Formula and number of shares vesting

           With the exception of Directors of the Company, the number of Ordinary Shares that a participant may acquire will be determined by measuring the growth in earnings per share ("EPS") of CCG over a three year period ("EPS Performance"). For the initial awards the base year for measuring EPS Performance is the year ended December 31, 1997. The EPS figure used for that year is 6.46p. EPS will be the fully diluted EPS calculated on the basis of "headline earnings" using the Institute of Investment Management and Research guidelines (although the Trustee will have the ability to adjust this figure if the Trustee considers it appropriate to exclude exceptional items, such as the costs of the Demerger and other significant non-recurring items).

           If EPS Performance is less than the annual percentage growth in the UK Retail Price Index plus 2 percent (the "Hurdle Rate") then the participant will be entitled to acquire 10 Ordinary Shares:

           If EPS Performance is equal to or greater than the Hurdle Rate then.

      (a) where EPS Performance is 5 percent per annum, 12.5 percent of the award vests, which is the same number of Ordinary Shares which the participant could have bought with his original investment;

      (b) where EPS Performance is 15 percent per annum, 40 percent of the award vests, so the participant will be entitled to acquire 3.2 times the number of Ordinary Shares which he could have bought with his original investment; and

      (c) where EPS Performance is 25 percent per annum, all of the award vests, so the participant will be entitled to acquire eight times the number of Ordinary Shares which he could have bought with his original investment.

           The percentage of the award that vests for EPS Performance between 5 percent per annum and 15 percent per annum and for EPS Performance between 15 percent per annum and 25 percent per annum increases on a straight line basis.

           For participants who are Directors of the Company, only one half of their awards will vest based on EPS Performance. The other half of their awards will vest based on the total shareholder return ("TSR") of CCG over a three year period ("TSR Performance") relative to the TSR of a group of major publicly traded advertising groups (the "Comparator Group") over the same period. Initially the Comparator Group consisted of the following 10 groups: CCG, GGT Group, Grey Advertising, Havas Advertising, Omnicom Group, Publicis, Saatchi & Saatchi, The Interpublic Group of Companies, True North Communications and WPP Group.

           The percentage of the award that vests will be determined by reference to the ranking attained by CCG as follows:

                                                            PERCENTAGE
                                                             OF AWARD
                                                            THAT VESTS
RANKING                                                        (%)


1st or 2nd...............................................       100
3rd......................................................        75
4th......................................................        50
5th......................................................        25
6th......................................................     18.75
7th......................................................      12.5
8th......................................................     9.375
9th......................................................     3.125
10th.....................................................       nil

(v)   Acquisition of Ordinary Shares

           Once the performance formula has been applied and the number of Ordinary Shares determined, a participant may acquire one half of the vested number of Ordinary Shares. The remaining half may only be acquired after the fourth anniversary of the date the award was made. Ordinary Shares cannot be acquired after the seventh anniversary of the date of the award.

(vi)  Takeover

           In the event of a takeover of the Company prior to the announcement of the CCG Group's results for its financial year ending in 2000 (the "2000 results"), a participant who received an award prior to the announcement of CCG's results for its financial year ending in 1998 (the "1998 results") will be entitled to acquire the number of Ordinary Shares determined in accordance with the following provisions:

     (a) if the takeover occurs after the date of the award but before the announcement of the 1998 results, the participant may acquire one third of the maximum possible number of Ordinary Shares;

     (b) if the takeover occurs after the announcement of the 1998 results but before the announcement of CCG's results for its financial year ending in 1999 (the "1999 results"), the participant may acquire:

     (i)  one third of the maximum possible number of Ordinary Shares; plus

     (ii) one third of the number of Ordinary Shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) for CCG's 1998 financial year had been achieved over the full three years of the performance measurement period; and

     (c) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the participant may acquire:

     (i)  one third of the maximum possible number of Ordinary Shares; plus

     (ii) two thirds of the number of CCG Shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) over CCG's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

          Equivalent provisions will apply for participants who receive an award after the announcement of the 1998 results.

(vii) Cessation of employment

           If a participant ceases to be employed by CCG or a subsidiary of CCG before the award vests because of injury, disability, ill health, death, redundancy, retirement, because the company which employs him or with which he holds office leaves CCG or because the business to which his office or employment relates is transferred outside CCG, or other circumstances at the Trustee's discretion, the participant will be entitled to acquire a proportion of the maximum number of Ordinary Shares which would ultimately have been receivable. For the purpose of determining the proportion of the award that vests, the cessation of employment will be treated as occurring on the next day on which CCG announces its results for its financial year. The Performance Formula will then be applied as if the EPS Performance (and, if appropriate, the TSR Performance) had been achieved over the full three years of the performance measurement period.

           A participant who was granted an award prior to the announcement of the 1998 results will be able immediately following such determination to acquire:

      (a) one third of the number of Ordinary Shares so determined, if cessation occurs on or before the announcement of the 1998 results;

      (b) two thirds of the number of Ordinary Shares so determined, if cessation occurs after the announcement of the 1998 results but on or before the announcement of the 1999 results; and

     (c) all of the Ordinary Shares so determined, if cessation occurs after the announcement of the 1999 results.

          Equivalent provisions will apply for participants who receive an award after the announcement of the 1998 results.

           However, if a participant ceases employment for other reasons, he will only be entitled to receive 10 Ordinary Shares, with the result that he will effectively lose his initial investment.

(viii)     Variation of share capital

           The rights of participants following any rights issue or capitalization issue or other variation of share capital will be adjusted in such manner as the Trustee may determine subject to written confirmation from CCG's auditors that such adjustment is in their opinion fair and reasonable.

(ix)  Limits on the Equity Participation Plan

           An aggregate of not more than 6 percent of the issued ordinary share capital of CCG from time to time may be issued or become issuable pursuant to the Equity Participation Plan.

(x)   Amendments to the Scheme

           The Board will have the power to administer, interpret and, with the concurrence of the Trustee, amend the provisions of the Equity Participation Plan. However, no amendment may be made to provisions relating to:

     (a)  the eligibility conditions;

     (b)  the limit rules;

     (c) the calculation of a participant's entitlement under the Equity Participation Plan;

     (d) the terms of the awards or the Ordinary Shares received pursuant to them; or

     (e)  the variation of share capital rule

to the advantage of participants without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the Equity Participation Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for CCG or for subsidiaries of CCG).

           No amendment to the limits mentioned above may be made without prior approval of the shareholders. No amendment may be made which adversely affects a participant's rights under an award made prior to the date of such amendment without the participant's consent.

(xi)  Pension

      The benefits received under the Equity Participation Plan are not pensionable.

(xii) Termination

           The Trustee will invite no further participation in the Equity Participation Plan after December 15, 2000 and the Board may terminate it at any time, but the rights of existing participants will not thereby be affected.

(B) THE CORDIANT COMMUNICATIONS GROUP PERFORMANCE SHARE OPTION SCHEME (THE "PERFORMANCE OPTION SCHEME")

           The principal terms of the Performance Option Scheme are set out below.

(i)   Administration

           The   Performance   Option   Scheme  will  normally  be  operated  in
conjunction with the Trust. The Trustee will, in exercising its discretion, take into account the recommendations of the Remuneration Committee.

           However, the rules provide that the Performance Option Scheme may also be operated by CCG, in which case references to the Trust and the Trustee in this summary should be read as being references to CCG and the Remuneration Committee as appropriate.

           Further details of the Trust are set out below.

(ii)  Eligibility

           Employees and executive Directors of the Company who are required to devote substantially all their working time to the business of any company in CCG will be eligible to participate in the Performance Option Scheme. However, participants in the Equity Participation Plan will not be eligible to be granted options under the Performance Option Scheme.

           Participants in the Performance Option Scheme will be selected at the discretion of the Trustee.

(iii) Exercise price

           The exercise price for an option will be determined by the Trustee but may not be less than the higher of the nominal value of an Ordinary Share (if the option is an option to subscribe for an Ordinary Shares) and its market value. Market value will be taken to be the middle market quotation of an Ordinary Share on the dealing day of the London Stock Exchange immediately preceding the date of grant as derived from the Daily Official List of the London Stock Exchange.

(iv)  Grant of options

           Normally, options may only be granted by the Trustee within the period of 42 days following the announcement of CCG's results for any period and at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive Director) so warrant.

           Options will lapse unless the option holder agrees within 120 days of the grant of the option to sacrifice an aggregate amount of salary and/or bonus (not exceeding L50,000) over a period not exceeding three years equal to one eleventh of the aggregate exercise price of the Ordinary Shares under option. The amount so sacrificed is not offset against the exercise price payable.

(v)   Performance Formula and number of shares vesting

           The number of Ordinary Shares to be acquired on exercise will be determined by measuring EPS Performance, as for the Equity Participation Plan. The EPS Performance and the Hurdle Rate for the Performance Option Scheme will be the same as for the Equity Participation Plan.

           If EPS Performance is less than the Hurdle Rate then the option holder will not be entitled to acquire any Ordinary Shares and the option will lapse.

           If EPS Performance is equal to or greater than the Hurdle Rate then:

     (a) where EPS Performance is 5 percent per annum, the option holder may exercise his option in respect of 30 percent of the number of Ordinary Shares under option;

     (b) where EPS Performance is 15 percent per annum, the option holder may exercise his option in respect of 65 percent of the number of Ordinary Shares under option; and

     (c) where EPS Performance is 25 percent per annum, the option holder may exercise his option in full.

           The percentage of Ordinary Shares over which the option holder may exercise his option for EPS Performance between 5 percent per annum and 15 percent per annum and for EPS Performance between 15 percent per annum and 25 percent per annum increases on a straight line basis.

(vi)  Exercise of options

           Once the Performance Formula has been applied an option holder may exercise his option over one half of the number of Ordinary Shares determined by the Performance Formula. The remaining half may only be acquired after the fourth anniversary of the date of grant.

           Options may not be exercised in any event more than seven years after the date of grant.

(vii) Takeover

           In the event of a takeover of the Company prior to the announcement of CCG's 2000 results, an option holder who was granted an option prior to the announcement of CCG's 1998 results will be entitled to exercise his option in accordance with the following provisions:

      (a) if the takeover occurs after the date of the award but before the announcement of the 1998 results, the option holder may exercise his option in respect of one third of the number of Ordinary Shares under option;

      (b) if the takeover occurs after the announcement of the 1998 results but before the announcement of the 1999 results, the option holder may exercise his option in respect of:

           (i)  one third of the number of Ordinary Shares under option; plus

           (ii) one third of the number of Ordinary Shares in respect of which he could have exercised his option if the EPS Performance for the CCG Group's 1998 financial year had been achieved over the full three years of the performance measurement period; and

      (c) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the option holder may exercise his option in respect of:

           (i)  one third of the number of Ordinary Shares under option; plus

           (ii) two thirds of the number of Ordinary Shares in respect of which he could have exercised his option if the EPS Performance over the CCG Group's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

          Equivalent provisions will apply for option holders who are granted options after the announcement of the 1998 results.

(viii)     Cessation of employment

           If an option holder ceases to be employed by the Company or a subsidiary of CCG before his option may be exercised because of injury, disability, ill health, death, redundancy, retirement, because the company which employs him or with which he holds office leaves CCG or because the business to which his office or employment relates is transferred outside CCG, or other circumstances at the Trustee's discretion, the option holder will be entitled to exercise his option in respect of a proportion of the number of Ordinary Shares under option. For the purpose of determining the number of Ordinary Shares in respect of which the option holder may exercise his option, the cessation of employment will be treated as occurring on the next day on which the CCG Group announces its results for its financial year. The Performance Formula will then be applied as if the EPS Performance had been achieved over the full three years of the performance measurement period.

           An option holder who was granted an option prior to the announcement of the 1998 results will be able immediately following such determination to exercise his option in respect of:

      (a) one third of the number of Ordinary Shares so determined, if cessation occurs on or before the announcement of the 1998 results;

      (b) two thirds of the number of Ordinary Shares so determined, if cessation occurs after the announcement of the 1998 results but on or before the announcement of the 1999 results; and

      (c) all of the Ordinary Shares so determined, if cessation occurs after the announcement of the 1999 results.

          Equivalent provisions will apply for option holders who are granted options after the announcement of the 1998 results.

           However, if a participant ceases employment for other reasons, his option will lapse.

(ix)  Variation of share capital

           On a variation of the Company's share capital by way of capitalisation or rights issue, sub-division, consolidation or a reduction, the exercise price and the number of shares comprised in an option can be varied at the discretion of the Trustee subject to certification from CCG's auditors that in their opinion the variation is fair and reasonable.

(x)   Limits on the Performance Option Scheme

           An aggregate of not more than 3.5 percent of the issued ordinary share capital of the Company from time to time may be issued or become issuable pursuant to the Performance Option Scheme.

(xi)  Amendments to the Performance Option Scheme

           The Board of Directors has power to administer, interpret and, with the approval of the Trustee, amend the Performance Option Scheme. No amendment may be made to provisions relating to:

     (a)  the eligibility conditions;

     (b)  the limit rules;

     (c)  the variation of share capital rule;

     (d) the rules governing the terms of the options or shares to be received by option holders; or

     (e)  the  rules   governing  the   calculation   of  the  option   holder's
          entitlements under the Performance Option Scheme

to the advantage of option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Performance Option Scheme or to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders, the Company or subsidiaries of CCG).

           No amendment may be made which adversely affects an option holder's rights under options granted to him prior to the date of such amendment without his consent.

(xii) Pension

           The benefits received under the Performance Option Scheme are not pensionable.

(xiii)     Termination

           The Trustee will grant no further options under the Performance Option Scheme after December 15, 2000 and the Board of Directors may terminate it at any time, but the rights of existing option holders will not thereby be affected.

(C)   THE CORDIANT COMMUNICATIONS GROUP EMPLOYEE BENEFIT TRUST (THE "TRUST")

           The Trust was established prior to the Effective Date. The principal terms of the Trust are as set out below.

      (i) The Trust is a discretionary employee benefit trust of which all employees of CCG will be potential beneficiaries.

      (ii) The trustee of the Trust (the "Trustee") is a corporate trustee. Executive Directors of the Company will not be directors of, nor have a direct or indirect interest in, the trustee company.

     (iii) The main purpose of the Trust is to operate the Equity Participation Plan and the Performance Option Scheme. Having considered recommendations received from the Remuneration Committee, the Trustee will make awards (which may or may not be in the form of options) under which participants will be entitled to acquire Ordinary Shares. Alternatively the Trustee may agree to deliver Ordinary Shares following the exercise of awards made by CCG.

      (iv) The Trustee may purchase Ordinary Shares in the market for the purpose of awards made under the Equity Participation Plan and the Performance Option Scheme. Alternatively, the Company may grant to the Trustee one or more options to subscribe for Ordinary Shares. The exercise price under such options will not be less than the middle market quotation of Ordinary Shares as derived from the London Stock Exchange Daily Official List for the dealing day preceding the date of grant.

      (v) The Trustee is not permitted to purchase Ordinary Shares in the market without prior shareholder approval if such purchase would result in the Trust holding (excluding any Ordinary Shares which the Trustee subscribed for) more than 5 percent of the Company.

     (vi) The Trustee will fund the acquisition of Ordinary Shares through one or more of the following:

          (a)  by non-recourse loan or loans from CCG companies:
          (b)  by contributions from CCG companies; and
          (c) by payments from the participants in the Equity Participation Plan and the Performance Option Scheme.

    (vii) The Trustee is required to waive its right to any dividends on Ordinary Shares while they are held within the Trust.

(D) THE ZENITH EXECUTIVE INCENTIVE PLAN (THE "ZENITH INCENTIVE PLAN")

The Zenith Incentive Plan was established to enable participants to acquire Ordinary Shares and Saatchi Ordinary Shares through the exercise of options and/or in certain circumstances to be paid a cash bonus. The principal terms of the Zenith Incentive Plan are set forth below:

The Zenith Incentive Plan is operated in conjunction with the Zenith Employee Benefit Trust (the "Zenith Trust"), the Trustee of which (the "Trustee") will, in exercising its discretion, take into account the recommendations of the non-executive Directors of Zenith.

The Trustee can invite selected eligible employees and directors to invest a certain amount of money (not exceeding L70,000) to enable them to participate in the Zenith Incentive Plan. Awards will lapse unless such investment is, at the discretion of the Trustee, either made by a payment to the Trustee within 120 days of the award being made or is made by the participant agreeing to sacrifice that amount of salary and/or bonus over a period not exceeding three years. The investment is non-refundable and is not offset against the exercise price payable.

The non-refundable investment to be provided by participants who wish to participate in the Zenith Incentive Plan shall be one sixteenth of a participant's maximum entitlement under the Zenith Incentive Plan. An award comprises:

           (a) an option over the same proportion of the total number of Ordinary Shares available for the Zenith Incentive Plan as the participant's maximum entitlement bears to L3.6 million being the aggregate maximum entitlement for all participants available under the Zenith Incentive Plan (the "CCG Option");

          (b) an option over the same number of Saatchi Ordinary Shares as the number of Ordinary Shares under the participant's CCG Option (the "Saatchi Option"); and

          (c) a contingent cash award of up to a participant's maximum entitlement.

The exercise price for the CCG Option and the Saatchi Option is the middle market quotation of the underlying shares on the day preceding the date the options are granted.

The exact number of shares which may be acquired and/or the cash award payable will be determined by the performance formula described below.

A participant's maximum entitlement will be reduced proportionately if one month after the end of the third year of the performance period the FTSE 100 Index is lower than on the date the award was made. A participant's actual entitlement will be determined by measuring the growth in operating profit (as defined in the rules of the Zenith Incentive Plan) over a three year period, with the base year being the year ending December 31, 1997 for the initial award ("Operating Profit Performance") as follows:

          (a) If Operating Profit Performance is less than 5 percent per annum, the award lapses;

          (b) If Operating Profit Performance is 5 percent per annum a participant's entitlement will be determined as 12.5 percent of his maximum entitlement;

          (c) if Operating Profit Performance is 15 percent per annum a participant's entitlement will be determined as 40 percent of his maximum entitlement; and

          (d) if Operating Profit Performance is equal to or exceeds 25 percent per annum a participant's entitlement will be determined as 100 percent of the maximum entitlement.

A participant's entitlement in respect of Operating Profit Performance between 5 percent per annum and 15 percent per annum and between 15 percent per annum and 25 percent per annum increases on a straight line basis.

Awards will be satisfied so far as possible by the CCG Options and Saatchi Options becoming exercisable to the same extent. The balance, if any, of a participant's entitlement will be satisfied by the payment of cash by the Zenith Trust or any company in the Zenith group.

Once the Performance Formula have been applied, the extent of vesting of the CCG Option and the Saatchi Option determined and the cash sum, if any, quantified, a participant will be entitled to receive one half of his entitlement. The remaining half can only be acquired after the fourth anniversary of the date the award was made. The award will lapse on the seventh anniversary of the date of grant.

           The Trustee will be required to waive its rights to any dividend on Ordinary Shares or Saatchi Ordinary Shares while they are held within the Trust.

           The following chart shows as of June 1, 1998 the total number of Ordinary Shares subject to outstanding options, the purchase price of the Ordinary Shares pursuant to the options and the expiration date of the options:


          SCHEME            DATE OF GRANT   NUMBER OF SHARES    EXERCISE PRICE(1)  EXERCISEABLE

Executive No.1 Scheme         Jun 1991         879,903            134p              Jun 1998
                              Sep 1991          19,209            134p              Sep 1998
                              Apr 1992         513,323*           107p              Apr 1999
Executive No. 1               Jun 1991          30,186            134p              Jun 1998
Replacement Scheme            Apr 1992          40,134*           107p              Apr 1999
Executive No. 2 Scheme        Jul 1988           1,997            2250p             Jul 1998
                              Jun 1991         486,132            134p              Jun 2001
                              Sep 1991         107,022            134p              Sep 2001
                              Apr 1992          34,301            107p              Apr 2002
                              Apr 1992         417,838*           107p              Apr 2002
Executive No. 2               Jun 1991         378,235            134p              Jun 2001
Replacement Scheme            Apr 1992          78,895            107p              Apr 2002
                              Apr 1992          21,610            107p              Apr 2002
Sharesave 1995                Jun 1995       1,571,058             64p              Jul 2000 to Dec 2000

Performance Option Scheme     May 1995         612,618             73p              May 1998 to May 2005
                              Aug 1995         612,616             95p              Aug 1998 to Aug 2005
                              Apr 1996         542,500            130p              Apr 1999 to Apr 2006
                              Apr 1996         630,000*           130p              Apr 2001 to Apr 2003
                              Apr 1997         762,500            131p              Apr 2000 to Apr 2007
                              Apr 1997         762,500*           131p              Apr 2002 to Apr 2004
Replacement Performance       May 1995          99,316             73p              May 1998 to May 2009
Scheme                        May 1995         109,926*            73p              May 2000 to Dec 2004
                              Aug 1995          99,318             95p              Aug 1998 to Dec 2004
                              Apr 1996         122,500            130p              Apr 1999 to Dec 2004
                              Apr 1996         272,500*           130p              Apr 2001 to Dec 2004
                              Apr 1997         195,000            131p              Apr 2000 to Dec 2004
                              Apr 1997         195,000*           131p              Apr 2002 to Dec 2004
Performance Share Option      Dec 1997       5,770,370            105p              Dec 2000 to Dec 2004
Scheme (PSOS)(2)              May 1998       1,585,426            123p              May 2001 to May 2005
Equity Participation Plan     Dec 1997      11,024,853            105p              Dec 2000 to Dec 2004
(EPP)(3)
Zenith Executive              Dec 1997           1,078,807        109p              Dec 2000 to Dec 2004
Incentive Plan(4)

(1)  All  exercise  prices  have been  rounded  down to the nearest  pence.

(2) Grantees of Performance Share Options had a maximum of 150 days from invitation to participate in the options to agree to a salary/bonus sacrifice.

(3) Grantees of awards under the Equity Participation Plan had a maximum of 150 days from invitation in which to make payment to the Trustee.

(4) Grantees under the Zenith plan had a maximum of 120 days to make payment or agree to a salary or bonus sacrifice.

*  Denotes  super  options.

           Changes in the number of Ordinary Shares issuable under options outstanding under the Share Schemes, the Demerger Schemes, the Equity Participation Plan, the Performance Option Scheme, the Zenith Scheme and Sharesave 1995 during the financial year are as follows:

                                   Share Schemes      SAYE scheme
                                  Ordinary Shares    Ordinary Shares

At beginning of the year............12,589,854         1,963,435
Options exercised...................(159,692)          (13,211)
Options granted.....................26,037,467         196,117(1)
Option lapsed.......................(1,064,485)        (325,562)
Options cancelled...................(9,357,905)               -
                                    -----------        --------
At year end                         28,045,239         1,624,662
                                    ==========         =========

------------------------------------
(1) These are parallel options issued in connection with the Demerger and are not reflected in the total options outstanding at the year end, as they will be exercisable in lieu of, and not in addition to, the original options.



           As of June 1, 1998, the number of Ordinary Shares subject to options, excluding phantom options, granted to the Directors and executive officers of the Company was 9,681,784.

           The table below describes the various share options awarded to the Directors of the Company as of June 1, 1998.

                                             EXECUTIVE DIRECTORS' SHARE OPTIONS


                                 DATE OF          EXERCISE      NUMBER
SCHEME                            GRANT           PRICE (p)     SHARES           TOTAL PRICE        EXERCISE PERIOD
C. SCOTT
Replacement Executive No. 2     06/18/1991          134         222,502           L298,153             To Jun 2001
Replacement Executive No. 2     06/18/1991          134          20,582            L27,580             To Jun 2001
Replacement Executive No. 2     04/10/1992          107          68,605            L73,407             To Apr 2002
Replacement Executive No. 2*    04/10/1992          107          10,290            L11,010             To Apr 2002
Executive No. 2 Scheme*         04/10/1992          107          34,302            L36,703             To Jun 1998
Replacement Performance*        05/03/1995           73         109,926            L80,246             May 2000-May
                                                                                                       2002

Sharesave                       06/01/1995           64          21,376            L13,681             To Jun 1998
Replacement Performance*        04/19/1996          130         150,000           L195,000             Apr 2001-Apr 2003
Replacement Performance         04/23/1997          131          75,000            L98,250             Apr 2002-Dec 2004
Replacement Performance*        04/23/1997          131          75,000            L98,250             Apr 2000-Dec 2004

JEAN DE YTURBE
Performance Option Scheme       05/03/1995           73          40,498            L29,564            To May 2005
Performance Option Scheme       08/11/1995           94          40,498            L38,068            Aug 1998-Aug 2005
Performance Option Scheme       04/19/1996          130          45,000            L58,500            Apr 1999-Apr 2006
Performance Option Scheme*      04/19/1996          130          45,000            L58,500            Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131          45,000            L58,950            Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131          45,000            L58,950            Apr 2002-Apr 2007

W. WHITEHEAD
Executive No. 1 Scheme          06/18/1991          134          19,209            L25,740            To Jun 1998
Executive No. 1 Scheme*         04/10/1992          107          13,721            L14,681            To Apr 1999
Performance Option Scheme       05/03/1995           73          21,213            L15,485            To May 2005
Performance Option Scheme       08/11/1995           94          21,213            L19,940            Aug 1998-Aug 2005
Performance Option Scheme       04/19/1996          130          45,000            L58,500            Apr 1999-Apr 2006
Performance Option Scheme*      04/19/1996          130          45,000            L58,500            Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131          45,000            L58,950            Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131          45,000            L58,950            Apr 2002-Apr 2007

P. SCHONING
Performance Option Scheme       05/03/1995           73          21,213            L15,485             To May 2005
Performance Option Scheme       08/11/1995           94          21,213            L19,940             Aug 1998-Aug 2005
Performance Option Scheme       04/19/1996          130          17,500            L22,750             Apr 1999-Apr 2006
Performance Option Scheme*      04/19/1996          130          17,500            L22,750             Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131          27,500            L36,025             Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131          27,500            L36,025             Apr 2002-Apr 2007

                 EXECUTIVE DIRECTORS' SHARE OPTIONS (CONTINUED)

                                 DATE OF          EXERCISE      NUMBER
SCHEME                            GRANT           PRICE (p)     SHARES           TOTAL PRICE        EXERCISE PERIOD
ALEX HAMILL
Executive No. 1 Scheme          06/18/1991          134          68,605             L92,931            To Jun 1998
Executive No. 1 Scheme*         04/10/1992          107          54,884             L58,726            To Apr 1999
Performance Option Scheme       05/03/1995           73          46,927             L34,257            To May 2005
Performance Option Scheme       08/11/1995           94          46,927             L44,111            Aug 1998-Aug 2005
Performance Option Scheme       04/19/1996          130          45,000             L58,500            Apr 1999-Apr 2006
Performance Option Scheme*      04/19/1996          130          45,000             L58,500            Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131          45,000             L58,950            Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131          45,000             L58,950            Apr 2002-Apr 2007

A. D'ANGELO
Executive No. 1 Scheme          06/18/1991          134           61,745            L82,738            To Jun 1998
Executive No. 1 Scheme*         04/10/1992          107           50,082            L53,588            To Apr 1999
Performance Option Scheme       05/03/1995           73           33,427            L24,402            To May 2005
Performance Option Scheme       08/11/1995           94           33,427            L31,421            Aug 1998-Aug 2005
Performance Option Scheme       04/19/1996          130           37,500            L48,750            Apr 1999-Apr 2006
Performance Option Scheme*      04/19/1996          130           37,500            L48,750            Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131           37,500            L49,125            Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131           37,500            L49,125            Apr 2002-Apr 2007

M. BUNGEY
Executive No. 2 Scheme          06/18/1991          134          137,211           L183,863            To Jun 2001
Executive No. 2 Scheme*         04/10/1992          107           74,814            L80,051            To Apr 2002
Performance Option Scheme       05/03/1995           73           67,498            L49,274            To May 2005
Performance Option Scheme       08/11/1995           94           67,497            L63,447            Aug 1998-Aug 2005
Performance Option Scheme*      04/19/1996          130          150,000           L195,000            Apr 2001-Apr 2003
Performance Option Scheme       04/23/1997          131           75,000            L98,250            Apr 2000-Apr 2007
Performance Option Scheme*      04/23/1997          131           75,000            L98,250            Apr 2002-Apr 2007





-----------------------
During 1997, Cordiant Ordinary Shares traded on the London Stock Exchange at a high of 135p, a low of 98p and closed at 109p on December 31, 1997.

All exercise prices for the share option schemes have been rounded down to the nearest pence.

The options marked * are super options.

No Directors exercised options under any of the share option schemes during the year.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

           Pursuant to a shareholder agreement with the Company, TCG Employee Nominee Pty Limited, as Trustee of the TCG Employee Trust ("the Trust"), holds
24.9 percent of the issued Ordinary Share capital of The Communications Group Pty Limited, the Company's principal Australian subsidiary ("TCG"). The Trust is a unit trust set up for the benefit of employees of TCG and its subsidiaries. Mr. Hamill is a director and shareholder of the Trustee and is personally entitled to units representing approximately 11.6 percent of the outstanding units in the Trust. Mr. John Fawcett holds 10.28 percent and Mr. Ian Smith holds
8.2 percent of the outstanding units. Westpac Banking Corporation ("Westpac") has agreed to lend the Trustee up to A$5 million to finance loans to employees to purchase units in the Trust and eventual repurchases of units by the Trust. This loan is secured by a charge over the shares in TCG held by the Trust. The Company has granted to Westpac a put option which provides that, if Westpac acquires TCG shares as a result of enforcing the security, the Company will be obliged to purchase such shares at a price equivalent to the unpaid amount of the loan. The outstanding amount of the loan from Westpac to the Trustee was A$1,500,000 as at January 1, 1997 and A$1,300,000 as at December 31, 1997. The
Company has also agreed with the Trustee that in the event that the Company acquires TCG shares pursuant to the put option, then in certain circumstances the Company will make payments to the Trustee by reference to the value of the TCG shares in excess of the amount of the loan.


                                     PART II


ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

           Not Applicable.

                                    PART III



ITEM 15.   DEFAULTS UPON SENIOR SECURITIES.

           None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN
           SECURITY FOR REGISTERED SECURITIES.

           None.


                                     PART IV



ITEM 17.   FINANCIAL STATEMENTS.

           The Company has elected to provide financial statements for 1997 and the related information pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS.

           The Company's financial statements and the report thereon by its Independent Auditor listed below and set forth on pages F-1 to F-54 herein are hereby incorporated by reference into this Item 18.

      (a)  Independent Auditor's Report dated May 26, 1998.

      (b) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1997 and 1996.

      (c) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1997, 1996 and 1995.

      (d)  Notes to consolidated financial statements.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a) Financial Statements

          (1) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1997 and 1996. (Page F-5)

          (2) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1997, 1996 and 1995. (Page F-2, F-3, F-4, F-6, F-7
              and F-8)

          (3) Notes to consolidated financial statements. (Pages F-9 to F-54)

      (b) Exhibits

          1.1 Consent of Independent Auditor.

          2.1 Amended Articles of the Company.

          3.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide the Commission with a list of subsidiaries of Cordiant Communications Group plc.

                                   SIGNATURES


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CORDIANT COMMUNICATIONS GROUP PLC


                                              By:   /s/ David F. Ham
                                                 -------------------------------
                                                 NAME:  David F. Ham
                                                 TITLE:  Group Controller


Date:  June 29, 1998

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders of Cordiant Communications Group plc:

We have audited the accompanying balance sheets of Cordiant Communications Group plc and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordiant Communications Group plc and subsidiaries at December 31, 1997, the financial position of Cordiant plc and subsidiaries at December 31, 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1997 and shareholders' deficiency at December 31, 1997 and 1996 to the extent summarized in note 37 to the consolidated financial statements.



                                                     KPMG Audit Plc
London, England                                      CHARTERED ACCOUNTANTS
May 26, 1998, except as                              REGISTERED AUDITOR
to Note 34, which is as
of June 18, 1998




                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                            Year ended December 31, 1997
                                                               --------------------------------------------------------

                                                                    Ongoing           Disposed
                                                                  operations         operations           Total
                                                    Notes          L million         L million          L million
Turnover                                                            1,576.1            2,630.1           4,206.2
                                                                    -------            -------           -------
Commission and fee income                                             308.2              427.9             736.1

Operating and administration expenses                 3              (276.2)            (378.1)           (654.3)

Depreciation                                                           (9.6)             (16.6)            (26.2)
                                                                    -------            -------           -------
Operating profit                                                       22.4               33.2              55.6

Profit on disposal of businesses                      2                16.5                4.3              20.8

Fundamental reorganization - demerger                 6              (970.6)             937.6             (33.0)
                                                                    -------            -------           -------
Profit (loss) before interest and taxation                           (931.7)             975.1              43.4

Net interest payable and similar charges              8                 3.5              (12.3)             (8.8)
                                                                    -------            -------           -------
Profit (loss) before taxation                                        (928.2)             962.8              34.6

Taxation                                              9                (8.1)              (9.4)            (17.5)
                                                                    -------            -------           -------
Profit (loss) after taxation                                         (936.3)             953.4              17.1

Minority interests                                                     (1.8)              (0.2)             (2.0)
                                                                    -------            -------           -------
Net profit (loss)                                                    (938.1)             953.2              15.1
                                                                    =======            =======
Dividend proposed on equity shares                                                                          (2.7)

Dividend on demerger                                                                                       134.6
                                                                                                         -------
Profit retained for year                                                                                   147.0
                                                                                                         =======
Net earnings per Cordiant Ordinary Share
   (Basic)                                           10                                                      3.4p




To assist in the understanding of the Group the Company has classified the results of Cordiant into ongoing and disposed operations.

There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES





                                                                                  Year ended December 31, 1996
                                                                   ------------------------------------------------------------

                                                                       Ongoing              Disposed
                                                                      operations           operations              Total
                                                    Notes             L million            L million             L million
Turnover                                                                1,568.7               2,555.0               4,123.7
                                                                        -------               -------               -------
Commission and fee income                                                 329.5                 425.4                 754.9

Operating and administration expenses                 3                  (298.4)               (399.2)               (697.6)

Depreciation                                                               (9.7)                (16.1)                (25.8)
                                                                        -------               -------               -------
Operating profit                                                           21.4                  10.1                  31.5

Profit on disposal of businesses                      2                    -                     17.8                  17.8
                                                                        -------               -------               -------
Profit before interest and taxation                                        21.4                  27.9                  49.3

Net interest payable and similar charges              8                     5.8                 (13.3)                 (7.5)
                                                                        -------               -------               -------
Profit before taxation                                                     27.2                  14.6                  41.8

Taxation                                              9                    (9.6)                 (5.2)                (14.8)
                                                                        -------               -------               -------
Profit after taxation                                                      17.6                   9.4                  27.0

Minority interests                                                         (2.6)                 (0.2)                 (2.8)
                                                                        -------               -------               -------
Net profit                                                                 15.0                   9.2                  24.2
                                                                        =======               =======

Dividend proposed on equity shares                                                                                     (4.4)
                                                                                                                     ------
Profit retained for year                                                                                               19.8
                                                                                                                     ======
Net earnings per Cordiant Ordinary Share
   (Basic)                                           10                                                                 5.5p


To assist in the understanding of the Group the Company has classified the results of Cordiant into ongoing and disposed operations.

There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



                                                                              Year ended December 31, 1995
                                                                  ------------------------------------------------------

                                                                         Ongoing         Disposed
                                                                       operations      operations          Total
                                                         Notes          L million       L million        L million
Turnover                                                                 1,527.6          2,644.7         4,172.3
                                                                         -------          -------         -------
Commission and fee income                                                  320.6            440.5           761.1

Operating and administration expenses                      3              (302.7)          (404.4)         (707.1)

Depreciation                                                               (10.2)           (15.5)          (25.7)
                                                                         -------          -------         -------
Operating profit                                                             7.7             20.6            28.3

Loss on disposal of businesses                             2                (5.9)           (28.4)          (34.3)

Profit on disposal of discontinued
   operations                                              5                 0.5              3.5             4.0
                                                                         -------          -------         -------
Profit (loss) before interest and taxation                                   2.3             (4.3)           (2.0)

Net interest payable and similar charges                   8                 3.4            (24.0)          (20.6)
                                                                         -------          -------         -------
Profit (loss) before taxation                                                5.7            (28.3)          (22.6)

Taxation                                                   9                (4.3)            (7.6)          (11.9)
                                                                         -------          -------         -------
Profit (loss) after taxation                                                 1.4            (35.9)          (34.5)

Minority interests                                                          (1.1)            (1.7)           (2.8)
                                                                         -------          -------         -------
Net profit (loss) retained for year                                          0.3            (37.6)          (37.3)
                                                                         =======          ========
Dividend proposed on equity shares                                                                           -
                                                                                                          -------
Profit (loss) retained for year                                                                             (37.3)
                                                                                                          ========

Net earnings (loss) per Cordiant Ordinary
   Share (Basic):

Continuing operations                                                                                       (14.2)p

Discontinued operations                                                                                       1.4p
                                                                                                          ---------
Net                                                        10                                               (12.8)p
                                                                                                          =========


To assist in the understanding of the Group the Company has classified the results of Cordiant into ongoing and disposed operation.

There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.




                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                     1997               1996
                                                                Notes              L million         L million
ASSETS

Current assets:
   Cash and short-term deposits                                                          61.7            113.7
   Short-Term Investments                                         11                      0.2             12.1
   Accounts and other receivables, prepayments and accrued
     income                                                       12/13                 254.3            616.4
   Billable production                                            13                     18.1             35.6
                                                                                      -------          -------
     Total current assets                                                               334.3            777.8

Long-Term Investments                                             14                      3.5              6.9

Long-term receivables:

   Accounts and other receivables, prepayments and accrued
     income                                                       12                     15.5             11.3
Property and equipment                                            15                     24.5            116.4
                                                                                      -------          -------
     Total assets                                                                       377.8            912.4
                                                                                      =======          =======

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
   Bank loans, overdrafts and other loans                         16                      8.4             52.8
   Accounts payable, other liabilities and accrued expenses       17                    301.5            739.7
   Taxation and social security                                   22                     21.6             45.1
                                                                                      -------          -------
     Total current liabilities                                                          331.5            837.6
                                                                                      -------          -------
Long-term liabilities:
   Accounts payable, other liabilities and accrued expenses       17                      1.6             11.5
   Provision for joint venture deficit                            18                     14.3              -
   Property, pension and other provisions                         18                     57.3            136.9
   Long-term debt                                                 19                     28.4             88.9
   Deferred taxation                                              21                      0.5              1.1
   Taxation                                                       22                     23.8             43.6
   Minority interests                                                                     6.1              8.1
                                                                                      -------          -------
     Total long-term liabilities                                                        132.0            290.1
                                                                                      -------          -------
     Total liabilities                                                                  463.5          1,127.7
                                                                                      -------          -------
Shareholders' deficiency:
   Share capital
     Allotted, called up and fully paid:
       221,926,993 Ordinary Shares of 50p each (1996:
           443,682,881 Cordiant Ordinary Shares of 25p each)      23                    111.0            110.9
       Nil Deferred shares of 5p each (1996:  2,384,598,152)      23                      -              119.2
   Share premium                                                                          -              137.3
   Capital redemption reserve                                                             -               86.5
   Special reserve                                                                       25.7              -
   Goodwill reserves                                                                   (113.2)          (235.6)
   Accumulated deficit                                                                 (109.2)          (433.6)
                                                                                      -------          -------
     Shareholders' deficiency                                                           (85.7)          (215.3)
                                                                                      -------          -------
     Total liabilities and shareholders' deficiency                                     377.8            912.4
                                                                                      =======          =======
See accompanying notes to the consolidated financial statements.




                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL


                                    Years ended December 31, 1997, 1996, 1995
                                                                                                  Accumu-
                                               Premiums     Capital                                lated        Total
                                    Share      in Excess   Redemption   * Special    Goodwill     Earnings  Shareholders'
                                   Capital   of Par Value   Reserve     Reserves     Reserves    (Deficit)   Deficiency
                                  L million    L million   L million    L million    L million   L million    L million
                                  ---------    ---------   ---------    ---------    ---------   ---------    ---------
At January 1, 1995                   174.3        65.5         86.5         -         (257.1)      (424.7)     (355.5)
Loss for the year                     -            -           -            -            -          (37.3)      (37.3)
Shares issued net of expenses         55.7        71.5         -            -            -           -          127.2
Merger reserve arising in year        -            -           -            -            0.9         -            0.9
Goodwill acquired and written off     -            -           -            -          (12.2)        -          (12.2)
Elimination of goodwill reserves
   on disposals                       -            -           -            -           50.2         -           50.2
Translation adjustment                -            -           -            -            -            1.8         1.8
                                     -----       -----         ----        --         ------       -------     -------

At December 31, 1995                 230.0       137.0         86.5         -         (218.2)      (460.2)     (224.9)
Profit for the year                   -            -           -            -            -           19.8        19.8
Shares issued net of expenses          0.1         0.3         -            -            -           -            0.4
Goodwill acquired and written off     -            -           -            -          (17.4)        -          (17.4)
Translation adjustment                -            -           -            -            -            6.8         6.8
                                     -----       -----         ----        --         ------       -------     -------

At December 31, 1996                 230.1       137.3         86.5         -         (235.6)      (433.6)     (215.3)
Issues of Ordinary shares net of       0.1         -           -            -            -            -           0.1
   expenses
Net goodwill arising in year          -            -           -            -           (1.7)         -          (1.7)
Elimination of goodwill reserves
   on demerger                        -            -           -            -          124.1       (124.1)        -
Profit retained for the year          -            -           -            -            -          147.0       147.0
Translation adjustment                -            -           -            -            -          (15.8)      (15.8)
*Reduction of capital               (119.2)     (137.3)       (86.5)       25.7          -          317.3         -
                                     -----       -----         ----        ----       ------       -------     -------
At December 31, 1997                 111.0        -            -           25.7       (113.2)      (109.2)      (85.7)
                                     =====       =====         ====        ====       =======      =======     =======


During 1995, Cordiant issued 1,344,107 Cordiant Ordinary Shares at 25p each to finance the acquisition of all of the issued share capital of Laing Henry Limited, a UK advertising agency. Cordiant recorded the issuance of shares at the nominal value of the shares issued and established a merger reserve of L0.9 million for the excess of the market value of the shares issued over the nominal value recorded. The merger reserve was utilized for the write-off of goodwill arising from the acquisition.

As at December 31, 1997, the Accumulated Deficit included cumulative exchange translation losses of L27.0 million (1996: L11.2 million).

* As part of the Demerger, Cordiant applied to the High Court of Justice in England and Wales (the "Court") to approve a reduction of capital in the form of the deferred shares, the share premium account and capital redemption reserve. The Court's approval was granted, with effect from November 28, 1997, which permitted the reduction of capital to be applied first to making up the deficit resulting from the pre-demerger reconstruction and then to create distribution reserves in an amount equal to the amount of the demerger dividend. The excess capital was credited to a special reserve which is non-distributable other than for the purpose of paying up shares in a bonus issue of fully paid shares.

See accompanying notes to the consolidated financial statements.


                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                            Year ended
                                                                           December 31,
                                                     ----------------------------------------------------------
                                                             1997                 1996               1995
                                                             ----                 ----               ----
                                                          L million             L million         L million
Profit (loss) for the financial year                         15.1                   24.2            (37.3)
Translation adjustment                                      (15.8)                   6.8              1.8
                                                            ------                  ----            ------
Total (losses) gains recognized for the                      (0.7)                  31.0            (35.5)
  financial year                                            ======                  ====            ======


See accompanying notes to the consolidated financial statements.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Year ended December 31,
                                                            Notes          1997             1996         1995
                                                            -----          ----             ----         ----
                                                                         L million        L million    L million

Ongoing operations                                                            5.6             17.5         22.0
Disposed operations                                                          56.1             39.4         (5.4)
                                                                             ----             ----         -----

Net cash inflow from operating activities                     27             61.7             56.9         16.6
                                                                             ----             ----         -----

Net cash outflow arising from external Demerger costs                       (13.8)            -            -
                                                                             ----             ----         -----

Returns on investments and servicing of finance
   interest received                                                          5.3              7.3          7.8

Interest paid (including bank fees)                                         (13.6)           (15.2)       (21.8)
Interest element of finance lease rental payments                            (0.1)            (0.1)        (0.1)
Dividends paid to minorities                                                 (1.9)            (1.2)        (2.3)
Bank fees                                                                    (2.0)            (0.9)        (4.6)
                                                                             ----             ----         -----
Net cash outflow from returns on investments and
   servicing of finance                                                     (12.3)           (10.1)       (21.0)
                                                                            ------           ------       ------

Taxation
UK corporation tax repaid                                                     -                0.1          2.0
Overseas tax paid                                                           (15.1)            (9.4)        (8.0)
                                                                            ------           ------       ------
Tax paid                                                                    (15.1)            (9.3)        (6.0)
                                                                            ------           ------       ------
Capital expenditure and financial investment

Purchase of tangible fixed assets                                           (25.8)           (26.9)       (26.6)
Sale of tangible fixed assets                                                 2.6              2.9          5.5
Purchase of other fixed asset investments                                    (0.5)            (0.9)        (0.1)
Sale of other fixed asset investments                                         1.2              0.1          0.2
                                                                            ------           ------       ------
Net cash outflow from capital expenditure and
   financial investment                                                     (22.5)           (24.8)       (21.0)
                                                                            ------           ------       ------

Acquisitions and disposals

Purchase of subsidiary undertakings                                          (9.3)           (25.3)        (7.3)
Cash acquired with subsidiaries                                               0.6              1.7          -
Sale of subsidiary undertakings                                              41.6              9.9         30.4
Cash in businesses sold                                                      (1.1)            -            (3.7)
Cash in businesses demerged                                                 (43.4)            -            -
                                                                            ------           ------       ------
Net cash outflow from acquisitions and disposals                            (11.6)           (13.7)        19.4
                                                                            ------           ------       ------

Equity dividends paid                                                        (4.4)            -            -
                                                                            ------           ------       ------

Total net cash outflow before financing                                     (18.0)            (1.0)       (12.0)
                                                                            ------           ------       ------

Financing activities

Issues of Ordinary Share capital                                              0.1              -          133.0
Costs of share issues                                                         -                -           (6.4)
Capital subscribed by minorities                                              -                0.2          -
Net borrowings (loan repayments)                                             17.3            (11.0)      (128.4)
Capital element of finance lease rental payments                             (0.3)            (0.4)        (0.4)
                                                                            ------           ------       ------
Net cash inflow (outflow) from financing                                     17.1            (11.2)        (2.2)
                                                                            ------           ------       ------

Decrease in cash                                                             (0.9)           (12.2)       (14.2)
                                                                             =====           ======       ======

See accompanying notes to the consolidated financial statements.


                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

          The Demerger of Saatchi & Saatchi from Cordiant which took effect from December 15, 1997 has fundamentally changed the Group. Prior to the Demerger, an internal reorganization of Cordiant was effected whereby Cordiant transferred the various assets that comprised the Saatchi & Saatchi Group (including a 50 percent shareholding in Zenith) to a single holding company, Saatchi & Saatchi Holdings Limited ("Holdings"). The Demerger occurred in three simultaneous steps. First, Cordiant made a stock dividend to holders of Cordiant Ordinary Shares on the basis that the dividend would be satisfied by the distribution of the Saatchi Ordinary Shares. Second, Saatchi & Saatchi acquired the shares of Holdings from Cordiant. Third, Saatchi & Saatchi satisfied the stock dividend (the "Dividend") by issuing its shares directly to Cordiant shareholders.

          Pursuant to the Demerger, shares of Saatchi & Saatchi were initially issued on a one-for-one basis (i.e., each holder of Cordiant Ordinary Shares received the same number of shares of Saatchi & Saatchi). Immediately following the Dividend, both the Company and Saatchi & Saatchi effected a share consolidation or reverse stock-split (the "Consolidation"), so that following the Demerger and Consolidation holders of Cordiant Ordinary Shares received one Ordinary Share and one Saatchi Ordinary Share for every two Cordiant Ordinary Shares held as at the record date for the Dividend.

          To assist in an understanding of CCG going forward, the Company has classified, where appropriate, the consolidated financial statements and associated notes between ongoing operations and disposed operations. As a result of the Demerger, the Company and Saatchi & Saatchi are separate publicly traded companies and operate independently of each other. However, the Company and
certain   companies  within  CCG  have  entered  into  certain   agreements  and
arrangements with the Saatchi & Saatchi Group and Zenith to allocate responsibility for certain obligations and to provide for transitional arrangements. These agreements and arrangements relate primarily to: (i) guarantees (for property and bank facilities, among others); (ii) the ownership and operation of Zenith; (iii) the ownership and operation of The Facilities Group; (iv) operating arrangements of joint offices; and (v) arrangements regarding shared premises.

The consolidated financial statements have been prepared under the historical cost accounting rules and in accordance with applicable UK accounting standards.

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Group's management (as is the case with the management of all companies) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following paragraphs describe the significant accounting policies used in preparing the consolidated financial statements.

(a)     Basis of Consolidation

The consolidated financial statements include the financial statements of Cordiant Communications Group plc and all its subsidiaries. All material intra-group transactions and balances have been eliminated on consolidation.

(b)     Ongoing Operations

A business is classified as an ongoing operation if it remained with the Group following the Demerger and the disposal of other businesses and excludes Zenith.

(c)     Disposed Operations

Disposed operations refer to advertising related businesses demerged to form the Saatchi & Saatchi Group, Zenith and other businesses disposed of.

(d)     Discontinued Operations

A business is classified as a discontinued operation if it is clearly distinguishable, has a material effect on the nature and focus of the reporting entity's operations and represents a material reduction in its operating activities resulting from its withdrawal from a particular class of business.

(e)     Income Recognition

Commission and fee income is recognized generally when work is billed to clients and excludes sales taxes and intra group transactions. Billings are usually rendered upon presentation date for media advertising and upon the completion of radio, television and print production.

(f)     Long Term Property Provisions

Provision is made on an undiscounted basis for the future rental and related costs of leasehold property (net of assumed sublease income) where the property is vacant or currently not planned to be used for ongoing operations.

(g)     Pension Costs

Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes which are funded by contributions from Group companies and employees. The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against the profits, in accordance with the recommendations of independent actuaries, in such a way as to provide for liabilities evenly over the remaining working lives of the employees.

(h)     Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future installments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the statement of operations as interest, and the capital element which reduces the outstanding obligation for future installments.

All other leases are operating leases and the rental charges are taken to the statement of operations on a straight-line basis over the life of the lease.

(i)     Goodwill

Goodwill in respect of acquisitions, including any additional goodwill estimated to arise from contingent capital payments, is written off directly to reserves in the year in which the transaction arises. A charge is recognized in the Group's statement of operations in respect of any permanent diminution in the value of acquisition goodwill. Goodwill written off directly to reserves and not previously charged to the Group's statement of operations because of permanent diminution in value, is included in determining the profit or loss on disposal.

(j)     Property and Equipment

Property  and  equipment  are  stated  at  historical   cost  less   accumulated
depreciation. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

The cost of property and equipment less estimated residual value is written off by equal annual installments over the expected estimated useful lives of the assets as follows:

Owned and long-term leasehold  properties             50 years
Short-term leasehold  properties
  with terms less than 50 years                       Period of lease
Furniture  and  equipment                             Between 4 and 10 years
Motor vehicles                                        4 years

(k)     Joint Ventures and Associated Undertakings

The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group's statement of operations on a gross equity and equity accounting basis respectively. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

(l)     Billable Production

Billable production is valued at the lower of cost or net realizable value and comprises mainly outlays incurred on behalf of clients.

(m)     Short-Term Investments

Short-term investments, including money market investments, are valued individually at the lower of market value on date of receipt or net realizable value at the balance sheet date. No credit is taken in the financial statements for any increase in market value at the balance sheet date.

(n)     Deferred Taxation

Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future.

No provision is made for deferred tax on unremitted overseas earnings unless the Group expects them to be remitted.

(o)     Foreign Currencies

Transactions in foreign currency are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract.

Statements of operations of overseas subsidiaries are translated into sterling at the average rates during the year with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies, including those of overseas subsidiaries, are translated using the rates of exchange ruling at the balance sheet date.

Gains or losses on translation of opening net assets are taken to reserves. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. All other exchange differences are taken to the statement of operations.

The Group's principal trading currencies and the exchange rates used against L sterling are as follows:



                                                           Average Rate                           Closing Rates
                                                     Year ended December 31,                      December 31,
                                             -----------------------------------------     ----------------------------
                                             1997          1996         1995               1997            1996
US Dollar                                    1.64          1.56         1.58               1.65            1.71
French Franc                                 9.55          7.99         7.87               9.90            8.90
Deutschmark                                  2.84          2.35         2.26               2.96            2.64
Australian Dollar                            2.21          2.00         2.13               2.52            2.15
Spanish Pesetas                              240           198          197                251             223
Italian Lira                                 2,790         2,409        2,571              2,909           2,602


NOTE 2 - ACQUISITIONS, DISPOSALS AND CONTINGENT AND DEFERRED CAPITAL PAYMENTS*

* Where applicable in this Note, translations from US dollars are made at the rates at which the transactions were concluded.

Acquisitions

In December 1996, Cordiant acquired a 50% interest in X/M Harrow Pty Limited, an Australian company. The acquisition was completed in December 1996 for L0.5 million. In November 1997, Cordiant acquired a further 25% interest for a deferred payment, based on adjusted revenue in the years to 2000, estimated at cash consideration L0.3 million.

In July 1997, Cordiant acquired a 51% interest in the share capital of Grapple Group 141 (Pty) Ltd., in South Africa, for cash consideration of L0.2 million.

In December 1997, Scholz & Friends GmbH acquired a further 33% interest in the share capital of Scholz & Friends Dresden GmbH, in Germany, raising the Group's effective holding to 76.5%. Estimated deferred consideration of L2.2 million will be paid in 2000.

In December 1994, Cordiant agreed to acquire the remaining 38.3% of the share capital of Grupo BSB S.A. and BSB Especialazades S.A., its two subsidiaries in Spain which are part of the Bates Worldwide network. The acquisition was completed in January 1995 for an initial payment of L1.9 million, with further payments, based on profitability payable in the years to 1997, to a maximum of L9.7 million. Under the acquisition agreement, L1.9 million was paid on acquisition, L2.5 million in 1995, L1.3 million in 1996 and a final payment of L5.0 million in 1997.

With effect from January 1996 Cordiant acquired an additional 47.4% of the share capital of Saatchi & Saatchi Advertising SA in France. The acquisition was completed in September 1996 for an initial consideration of L17.5 million and a further payment of L2.9 million in 1997.

In May 1996, Cordiant acquired a further 10.7% interest in the share capital of Scholz & Friends GmbH in Germany, raising its stake to 90%. Consideration of L2.3 million was paid in cash.

During 1996 Cordiant issued a total of 392,482 Cordiant Ordinary Shares as final
consideration  to  the  vendors  of  Adaptus   International  A/S,  a  Norwegian
subsidiary and Campaign Palace, Sydney, an Australian subsidiary.

During  1996  Cordiant  acquired  51%  interests  in each  of  BLGK  Advertising
(Proprietary)   Limited  and  Saatchi  &  Saatchi   Klerk  &  Barrett   Holdings
(Proprietary) Limited, both companies based in South Africa. Cordiant also acquired the minority interest of BSB Saatchi & Saatchi MC Limited in Poland. The consideration paid in 1996 for all these acquisitions was L3.7 million in cash with a further consideration of L0.4 million paid in cash in March 1997.

These acquisitions were accounted for under the purchase method of accounting. Accordingly, the statements of operations reflect the results of operations for new subsidiaries since the date of acquisition.


Disposals

The profit (loss) on disposal of businesses is discussed by year below:

(a)      The profit on disposal of businesses in 1997

The profit on disposal of businesses in 1997 of L20.8 million arose from the sale of NRG and the disposal of the Interpublic Group of Companies ("IPG") shares received by Cordiant due to clauses in the sale agreement of KDW in 1995 (see (c) below).

In October 1997, Cordiant sold NRG for a gross cash consideration of $53.1 million (L32.4 million). The gross consideration included $13.1 million (L8.0 million) payable to certain of NRG's directors under terms of an agreement entered into in 1995. Net assets disposed of were estimated at $7.5 million (L4.6 million). After accounting for provisions totalling $5.4 million (L3.3 million) for additional tax, professional fees and determination of the disposed balance sheet, the profit on sale was $27.1 million (L16.5 million).

(b)      The profit on disposal of businesses in 1996

The profit on disposal of businesses in 1996 of L17.8 million arose from additional consideration received regarding the sale of KDW (see (c) below) and further consideration of L1.3 million for disposals in prior years.

(c)      The loss on disposal of businesses in 1995

The loss on disposal in 1995 of L34.3 million arose from sale and closure of CME, the sale of KDW and the partial disposal of Bates Australia (The Communications Group Pty. Ltd.). The loss included the non-cash write-off of L50.2 million of acquired goodwill. Details of the disposals are as follows:

     (i) In April 1995, Cordiant disposed of the assets and liabilities, business and undertakings of CME to IPG (51%) and CME's management (49%). Consideration of $41.4 million (L26.7 million) was received in cash. Net liabilities disposed were $3.1 million (L2.0 million).

     (ii) In April 1995 Cordiant completed the sale of the Saatchi & Saatchi Advertising Worldwide agencies in Puerto Rico and Mexico to Nazca S&S. Consideration for the sale was a 30% holding in Nazca S&S group of companies.

At an Extraordinary General Meeting of Cordiant on September 1, 1995, shareholders approved the sale of KDW to its management. Consideration was $13.7 million (L8.8 million) in cash, $9.5 million (L6.1 million) in the form of a 10 per cent subordinated loan note of the purchaser, $4.0 million (L2.5 million) in the form of redeemable preferred stock in the purchaser and warrants to subscribe for shares of common stock in the purchaser representing approximately 25% of the purchaser's fully diluted equity share capital, exercisable at a price of $250,000 (L161,000) in aggregate. The net assets of KDW at the date of disposal were L5.5 million after settling intra-group balances.

In 1996 KDW was sold to IPG and, as a result, Cordiant exercised its right to take up the warrants and recognized a further gain of L16.5 million. The additional consideration received was $13.5 million (L8.7 million) in cash from the repayment of a loan note and redeemable preferred stock, and $18.5 million (L11.9 million) in shares of IPG.

In July 1997, all the IPG shares were disposed of for consideration of $28.0 million (L17.1 million) in cash resulting in a further gain on disposal of L4.3 million.

In December 1995 Cordiant committed to an equity incentive scheme for Bates Australia (The Communications Group Pty. Ltd.) involving the sale of 24.9% of that company to an employee trust.

Contingent and Deferred Capital Payments

The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to pay certain deferred consideration payments. CCG estimates that, at the rates of exchange ruling at December 31, 1997, the total payments (including interest) that may be made are as follows:




                               Contingent          Deferred           1997             1996
                                Payments           Payments           Total            Total
                                --------           --------           -----            -----
                                L million         L million         L million       L million
Due within 1 year                   -                0.1               0.1              9.4
Due within years 2-5               3.6                -                3.6              5.2
                                   ---               ---               ---              ---
                                   3.6               0.1               3.7             14.6
                                   ===               ===               ===             ====

NOTE 3 - OPERATING AND ADMINISTRATIVE EXPENSES

Operating and administrative expenses from continuing operations included the following:



                                                                      Year ended
                                                                      December 31,
                                                       ------------------------------------------
                                                         1997            1996             1995
                                                         ----            ----             ----
                                                       L million       L million         L million

Staff and associated costs (see note 7)                   407.3           426.4           434.3

Hire of plant and machinery - operating leases
   (see note 26)                                            2.9             3.1             3.2

Hire of other assets - leasehold property net of
   sublease income (see note 26)                           47.7            48.3            52.4

(Profit) loss on sale of tangible fixed assets             (0.8)            0.2            (1.5)

Auditor's remuneration, including expenses                  2.6             2.5             2.5

Auditor's remuneration, other than audit fees*              0.4             0.9             0.8

Other administrative expenses, including
   exceptional items                                      194.2           216.2           215.4
                                                          -----           -----           -----
                                                          654.3           697.6           707.1
                                                          =====           =====           =====



*In addition to non-audit fees paid to our auditor shown above, additional fees of L6.8 million relating to work in respect of the Demerger are included in the fundamental reorganization cost (see note 6). Work performed primarily included due-diligence, work associated with the circular to shareholders relating to the demerger and the listing particulars of Saatchi & Saatchi, and advice on the fundamental reorganization of Cordiant.

Cordiant made charitable donations in the United Kingdom of L58,000, L34,000, and L72,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 4 - EXCEPTIONAL OPERATING ITEMS

Included in Operating and Administrative Expenses in Note 3 above are the following exceptional items:




                                         Ongoing   Disposed  Total     Ongoing    Disposed    Total     Ongoing    Disposed   Total
                                       operations operations 1997     operations operations    1996    operations operations  1995
                                           Lm         Lm      Lm          Lm        Lm          Lm        Lm         Lm        Lm
Termination of a
defined benefits
pension plan .......................       --        --        --        0.2        8.1        8.3        --         --         --

Leasehold property
provisions .........................       --        --        --        --         8.2        8.2        --         --         --

Goodwill written off ...............      2.2        --       2.2        --         --         --         --         --         --

Severance and
reorganization costs ...............       --        --        --        --         --         --        13.2        3.8       17.0

Litigation and
associated costs ...................       --        --        --         --        --         --         0.9        2.4        3.3
                                           ---       ---       ---        ---       ----       ----       ---        ---        ---

                                           2.2        --       2.2        0.2       16.3       16.5       14.1        6.2       20.3
                                           ===                 ===        ===       ====       ====       ====        ===       ====

The pension plan costs arose from a decision taken as part of Cordiant's efficiency program to terminate the defined benefits plan in the USA. The scheme was frozen at June 30, 1996 and terminated on December 31, 1996.

The leasehold property provision arose from the decision to vacate surplus office space with an estimated future net rental shortfall of L8.2 million.

The goodwill written off relates to the Group's Indonesian subsidiary. The decision was taken in view of the economic uncertainty in that country.

The litigation and associated costs in 1995 were related to the departure of the former Chairman of Cordiant and other senior executives.


NOTE 5 - DISCONTINUED OPERATIONS

The profit on disposal of discontinued operations of L4.0 million for the year ended December 31, 1995, arose from deferred payments received from consultancy operations sold in prior years.

NOTE 6 - FUNDAMENTAL REORGANIZATION - DEMERGER

In order to implement the Demerger, inter-group debt and subsidiaries had to be eliminated. This was carried out by sale, assignment, waiver or other means. Surpluses and losses arising from these transactions are shown below.



                                                                           Ongoing      Disposed         Total
                                                                         operations    operations         1997
                                                                          Lmillion      Lmillion        Lmillion
                                                                          --------      --------        --------
Surplus/(loss) on inter-group debt                                           875.0     (1,011.8)        (136.8)

Surplus/(loss) on transfer of subsidiaries                                    72.7         64.1          136.8

Amounts payable in relation to the demerger                                   16.3          3.9           20.2

Head office reorganization                                                     6.6          0.1            6.7

Inter-group property provisions                                                  -          6.1            6.1
                                                                             -----       -------         -----
Fundamental reorganization - demerger                                        970.6       (937.6)          33.0


Amounts payable in relation to the Demerger include external advisors' fees, temporary staff and other costs.

As a result of the Demerger, the Cordiant head office has been reorganized and combined with the head offices of Bates Worldwide and Saatchi & Saatchi.

Property provisions, which will have no cash impact, arose as a result of the Demerger and represented the difference between rental payable by Saatchi & Saatchi and the amounts receivable from Zenith for space sublet to them.

NOTE 7 - EMPLOYEES




Average number of employees of Cordiant by geographic area                     Year ended
                                                                              December 31,
                                                              ----------------------------------------------
                                                                   1997               1996             1995
                                                                   ----               ----             ----
UK                                                                  509                574              644
North America                                                       914              1,096            1,111
Rest of Europe, Africa and Middle East                            1,565              1,601            1,577
Asia Pacific                                                      1,672              1,595            1,419
                                                                  -----              -----            -----
Ongoing operations                                                4,660              4,866            4,751
Disposed operations                                               5,938              5,343            5,819
                                                                  -----              -----            -----
                                                                 10,598             10,209           10,570
                                                                 ------             ------           ------


                                              Ongoing  Disposed   Total   Ongoing   Disposed    Total   Ongoing    Disposed   Total
                                            operations operations 1997   operations operations  1996   operations operations   1995
                                                Lm        Lm       Lm         Lm       Lm        Lm         Lm        Lm        Lm
                                                --        --       --         --       --        --         --        --        --
Wages and salaries ......................     156.1     204.5     360.6     162.4     204.9     367.3      163.0     217.3     380.3
Social security costs ...................      15.6      18.7      34.3      17.0      20.2      37.2       17.3      20.3      37.6
Pension costs - see note 25..............       4.5       7.9      12.4       5.7      16.2      21.9*       6.9       9.5      16.4
                                                ---       ---      ----       ---      ----      ----        ---       ---      ----
                                              176.2     231.1     407.3     185.1     241.3     426.4      187.2     247.1     434.3
                                              -----     -----     -----     -----     -----     -----      -----     -----     -----


* Included in the pension cost for 1996 of L21.9 million there was an exceptional charge of L8.3 million to terminate the defined benefits pension plan in the USA (see note 4).


NOTE 8 - NET INTEREST AND SIMILAR CHARGES




                                                                         Year ended
                                                                        December 31,
                                                          ----------------------------------------
                                                             1997           1996              1995
                                                             ----           ----              ----
                                                          L million      L million         L million

Interest payable and similar charges:
On bank loans, overdraft facilities and other loans
   required to be repaid within five years                   13.4           13.1              23.3
   On capitalized leases and hire purchase                    0.1            0.1               0.1
   On other loans                                             0.4            0.4               0.4
   Bank fees                                                  1.9            1.1               0.7
   Exceptional bank fees                                       -             -                 3.9
                                                             ----           ---               ----
                                                             15.8           14.7              28.4
                                                             ----           ----              ----

Interest receivable and similar items:
On cash and deposits                                         (5.3)          (6.5)             (7.4)
Note interest                                                (0.3)          (0.7)             (0.4)
Foreign exchange                                             (1.4)             -                -
                                                             ----           ----              ----
                                                             (7.0)          (7.2)             (7.8)
                                                             ----           ----              ----
Net interest payable                                          8.8            7.5              20.6
                                                              ===            ===              ====


The exceptional bank fees in 1995 of L3.9 million arose from the renegotiation of bank facilities in April 1995 which were superseded by the subsequent rights issue and amended bank facility.

NOTE 9 - TAXES ON INCOME

Taxes on income were made up as follows:



                                                                       Year ended
                                                                      December 31,
                                                     ---------------------------------------------
                                                        1997             1996               1995
                                                        ----             ----               ----
                                                     L million         L million         L million

UK corporation tax:
ACT written off                                          -                 1.1               -
Currently payable                                        0.7               1.1               0.3
Relief for overseas tax                                 (0.5)             (0.6)             (0.4)
Deferred                                                 0.2              (0.5)             (0.8)
                                                         ---              ----              ----
                                                         0.4               1.1              (0.9)

Overseas taxation:
Currently payable                                       17.9              13.1              14.3
Deferred                                                (0.8)              0.6              (1.5)
                                                        ----               ---              ----
                                                        17.5              14.8              11.9
                                                        ====              ====              ====



The corporate tax effect of the operating and non-operating exceptional items was a tax credit of Lnil, Lnil and L2.1 million in the years ended December 31, 1997, 1996 and 1995, respectively. The 1995 tax charge reflected the fact that the loss on disposal of operations and the exceptional expenses were, in most cases, either not recognized for tax purposes or added to existing losses.

The above charges reconcile as follows with the standard UK corporation tax rates:






                                                               Year ended December 31,
                                                       ---------------------------------------
                                                       1997              1996             1995
                                                       ----              ----             ----
                                                     L million        L million        L million


Tax charge in financial statements                    (17.5)          (14.8)            (11.9)
Tax charge (credit) on pre-tax  profit
   (loss) at 31.5% (1996 and 1995:  33%)               10.9            13.8              (7.5)
                                                       ----            ----              ----
Difference                                             (6.6)           (1.0)            (19.4)
                                                       ====            ====             =====

Deferred tax credits not available                      6.0             1.5              (6.7)
Permanent differences between
   expenditures charged in arriving at
   income and expenditures allowed for
     tax purposes:

    UK                                                  2.1             0.8              (3.3)
    US                                                 (0.5)            0.4               1.4
    Rest of World                                       0.7            (1.1)              0.1
    Disposal of minority interest                       -               -                (2.0)
    Demerger                                          (10.4)            -                 -
    Goodwill                                           (0.7)            -                 -
    Unrelieved profit/(losses)                          3.1             1.4              (6.6)
Difference between UK and
   overseas standard tax rates                         (4.0)           (2.3)             (3.0)
Irrecoverable ACT                                       -              (1.1)              -
Other items                                            (2.9)           (0.6)              0.7
                                                       ----            ----               ---
Difference above                                       (6.6)           (1.0)            (19.4)
                                                       ====            ====             =====

The components of income (loss) before taxation are as follows:



                                                                            Year Ended
                                                                            December 31,
                                                 --------------------------------------------------------------
                                                       1997                  1996                  1995
                                                       ----                  ----                  ----
                                                     L million             L million            L million

Domestic (UK)                                          (17.0)*               11.5                    9.6
Foreign                                                 51.6                 30.3                  (32.2)
                                                        ----                 ----                  ------
                                                        34.6                 41.8                  (22.6)
                                                        ====                 ====                  ======


* The loss before taxation in the UK in 1997 incorporated L26.5 million of the fundamental reorganization expense of L33.0 million (see note 6).

At December 31, 1997 the Group had L100 million of operating loss carryforwards expiring between 1998 and 2011. Additionally, the Group had L18 million of operating loss carryforwards which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 1998 and 2011 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

NOTE 10 - EARNINGS (LOSS) PER CORDIANT ORDINARY SHARE

Basic earnings (loss) per Cordiant Ordinary Share has been calculated on earnings of L15.1 million (1996: earnings L24.2 million, 1995: loss L37.3 million) based on 443,852,410 shares (1996: 443,615,772 shares; 1995:
292,441,558 shares) being the weighted average number of Cordiant Ordinary Shares in issue during the periods. The number of Cordiant Ordinary Shares in issue has not been adjusted to reflect the Consolidation following the Demerger. The Company believes that as the earnings include the demerged businesses for substantially the whole year, the number of Cordiant Ordinary Shares in issue used to calculate earnings per Cordiant Ordinary Share should remain unaltered. The number of Ordinary Shares in issue at December 31, 1997 was 221,926,993.

Share options outstanding under the employee share schemes are considered to be common stock equivalents, and are included in the earnings per share calculation only when they are dilutive.

Earnings per share on the nil distribution (earnings exclude any irrevocable advance corporation tax (ACT) and any unrelieved overseas tax arising from the payment or proposed payment of dividends) and fully diluted bases have not been disclosed as they are not materially different.

NOTE 11 - SHORT-TERM INVESTMENTS

Short-term investments comprised overseas unlisted investments of L0.2 million. In 1996 short-term investments comprised overseas listed investments of L12.1 million with an aggregate market value of L12.3 million.

NOTE 12 - ACCOUNTS AND OTHER RECEIVABLES, PREPAYMENTS AND ACCRUED INCOME





                                                                      1997               1996
                                                                      ----               ----
                                                                   L million          L million

Due within one year:
Trade receivables (net of allowances for doubtful debts)              219.0               534.7
Associated companies                                                   -                    0.4
Amounts due from Saatchi & Saatchi                                     8.8                  -
Amounts due from Zenith                                                0.4                  -
Other receivables                                                      7.7                 22.7
Prepayments and accrued income                                        18.4                 58.6
                                                                      ----                 ----
                                                                     254.3                616.4
                                                                     =====                =====
Due after one year:
Other receivables                                                     14.8                  9.0
Prepayments and accrued income                                         0.7                  2.3
                                                                       ---                  ---
                                                                      15.5                 11.3
                                                                      ====                 ====


Amounts due from Saatchi & Saatchi and Zenith as at December 31, 1997 reflect trading balances only.

Reference should be made to Note 13 concerning the amounts of allowances for doubtful debts for each of the years presented.

NOTE 13 - VALUATION AND QUALIFYING ACCOUNTS






                                                                      Additions
                                                   Balance at         charged to                         Balance
                                                   beginning          costs and                         at end of
                                                   of period          expenses       Deductions*         period
                  Description
                                                     L million        L million        L million         L million
Year ended December 31, 1997:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                          L18.0            L -             L(10.7)**          L7.3
                                                      -----            ---             -------            ----
   Allowance for non-recoverable billable
   production (deducted from billable
   production)                                        L4.6             L -              L(1.4)**          L3.2
                                                      -----            ---             -------            ----
Year ended December 31, 1996:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                         L20.0             L -              L(2.0)            L18.0
                                                      -----            ---             -------            -----
   Allowance for nonrecoverable billable
   production (deducted from billable
   production)                                       L 3.5             L1.1             L -              L 4.6
                                                      -----            ---             -------           -----
Year ended December 31, 1995:
   Allowance for doubtful accounts (deducted

   from accounts receivable)                         L20.8            L -               L(0.8)           L20.0
                                                      -----            ---             -------           -----
   Allowance for nonrecoverable billable
   production (deducted from billable
   production)                                       L 5.0            L -               L(1.5)           L 3.5
                                                      -----            ---             -------           -----


* Substantially represents amounts utilized against specific nonrecoverable billable production and bad debts arising during the periods.

** The deductions in 1997 include demerged allowances of L8.1 million for doubtful accounts and L2.0 million for nonrecoverable billable production.

NOTE 14 - LONG-TERM INVESTMENTS






                                                   Associated        Long term          Works
                                                  undertakings      investments         of art               Total
                                                  ------------      -----------         ------               -----
                                                    L million        L million         L million           L million

Cost:
At beginning of year                                    3.9            10.2               3.7                17.8
Translation adjustment                                 (0.1)           (0.1)               -                 (0.2)
Transfer of investment in subsidiaries                 (0.4)             -                 -                 (0.4)
Loans repaid                                           (0.2)             -                 -                 (0.2)
Additions                                               -               0.1                -                  0.1

Disposals - net demerger adjustments                   (0.7)          (0.8)              (3.6)               (5.1)
          - other                                      (0.1)          (5.8)              (0.1)               (6.0)
                                                       -----          -----              -----               -----

At end of year                                          2.4             3.6                -                  6.0
                                                        ===             ===               ===                 ===

Provisions:
At beginning of year                                    2.2             8.7                -                 10.9
Disposals - net demerger adjustments                   (2.2)           (0.4)               -                 (2.6)
          - other                                       -              (5.8)               -                 (5.8)
                                                       -----          -----              -----               -----
At end of year                                          -               2.5                -                  2.5
                                                       =====           ====              =====               =====

Net book value:
At beginning of year                                    1.7             1.5               3.7                 6.9

At end of year                                          2.4             1.1                 -                 3.5



Long term investments include unlisted loan notes and redeemable preference shares with a face value of approximately L2.4 million (1996: L8.2 million) issued by the purchasers of companies disposed of by Cordiant which are due on various dates commencing in 1998 and which are fully provided.

The Group's investment in Zenith, a joint venture, is represented by a net deficit and is described as a provision (see Note 18).

NOTE 15 - PROPERTY AND EQUIPMENT





                                              Leasehold        Leasehold
                             Freehold          property         property     Furniture and
                             property          - long           - short        equipment     Motor vehicles         Total
                             --------          ------           -------        ---------     --------------         -----
                            L million         L million        L million      L million         L million         L million

Cost:
At beginning of year           11.1              1.6              90.5          154.1            10.2               267.5
Translation adjustment         (1.2)             -                 0.9           (4.5)           (0.3)               (5.1)
Additions                        -               0.2               5.3           17.8             1.4                24.7
Companies acquired               -               0.1               -              0.3              -                  0.4
Disposals -demerger            (9.8)            (1.4)            (75.9)        (101.4)           (4.0)             (192.5)
          - other              (0.1)            (0.2)             (1.6)          (7.6)           (2.6)              (12.1)
                               -----            -----             -----          ----             ---                ----
At end of year                  -                0.3              19.2           58.7             4.7                82.9
                               =====            =====             ====           ====             ===                ====

Depreciation:
At beginning of year            2.8              0.5              34.3          106.9             6.6               151.1
Translation adjustment         (0.3)            -                 (0.1)          (3.6)           (0.3)               (4.3)
Charge for the year             0.2              0.1               6.1           18.1             1.7                26.2
Disposals -demerger            (2.7)            (0.3)            (24.9)         (74.1)           (2.8)             (104.8)
          - other               -               (0.1)             (1.6)          (5.9)           (2.2)               (9.8)
                               -----            -----             -----          ----             ---                ----

At end of year                  -                0.2              13.8           41.4             3.0                58.4
                               =====            =====             ====           ====             ===                ====

Net book value:
At beginning of year            8.3              1.1              56.2           47.2             3.6               116.4

At end of year                  -                0.1               5.4           17.3             1.7                24.5

Net book value of assets
held under finance leases
 included above:
At beginning of year            -                -                 -              0.3             0.1                 0.4

At end of year                  -                -                 -               -              0.1                 0.1



Net book  value of land and  buildings  at end of year was L5.5  million  (1996:
L65.6 million).

Depreciation attributable to owned property and equipment was L25.9 million (1996: L25.1 million; 1995:L25.0 million); and depreciation attributable to assets held under finance leases was L0.3 million (1996: L0.7 million; 1995:L0.7 million).

At December 31, 1997 and 1996, the commitments in respect of capital expenditure on properties, furniture and equipment were L0.5 million and L1.2 million, respectively.

NOTE 16 - BANK LOANS, OVERDRAFTS AND OTHER LOANS

                                       Balance at end of     Weighted average
                                             period           interest rate
                                             ------           -------------

                                             Year ended December 31, 1997
                                             ----------------------------

                                           L million                %
Bank loans and overdrafts                    7.8                   4.8
Other loans                                  0.6                   8.0
                                             ---
                                             8.4                   5.0
                                             ===

                                             Year ended December 31, 1996
                                             ----------------------------
                                           L million                %
Bank loans and overdrafts                    48.3                  6.2
Other loans                                   4.5                  8.6
                                             ----
                                             52.8                  6.4
                                             ====

Bank loans and overdrafts include Lnil million (December 31, 1996: L0.5 million) in respect of the current portion of long-term debt.

An amount of L0.1 million (1996:L1.0 million) included in bank loans and overdrafts is secured by liens over assets.

NOTE 17 - ACCOUNTS PAYABLE, OTHER LIABILITIES AND ACCRUED EXPENSES


                                                                  December 31, 1997            December 31, 1996
                                                            ------------------------------    -------------------
                                                            Due Within one    Due After    Due Within    Due After
                                                                 year          one year     one year      one year
                                                                 ----          --------     --------      --------
                                                               L million      L million     L million    L million


Accounts payable                                                 194.2            -             512.7         -
Associated companies                                               -              -               0.7         -
Payments on account                                               28.9            -              69.9         -
Finance leases                                                     0.1            0.1             0.3         0.2
Proposed dividends - equity shareholders                           2.7            -               4.4         -
Amounts due to Saatchi & Saatchi                                  5.1             -               -           -
Amounts due to Zenith                                            11.3             -               -           -
Other payables                                                   59.2             1.5           151.7        11.3
                                                                 ----             ---           -----        ----

                                                                 301.5           1.6            739.7        11.5
                                                                 =====           ===            =====        ====

An amount of L4.0 million (December 31, 1996:L27.2 million) included in accounts payable is secured by related trade receivables. Liabilities under finance leases are secured on the assets leased.

NOTE 18 - PROPERTY, PENSION AND OTHER PROVISIONS




                                                 Pensions and
                                                   similar
                                                 employment
                                    Property     obligations          Other           Total       Joint Venture
                                   ---------     -----------          -----           -----       -------------
                                    L million      L million         L million       L million       L million

At beginning of year                105.7           29.6               1.6           136.9              -
Translation adjustment                3.9            0.6              (0.1)            4.4              -
Profit and loss account               6.1            3.7               0.9            10.7              -
Utilized                            (19.2)          (1.8)             (0.7)          (21.7)             -
Demerger                            (56.3)         (15.5)             (1.2)          (73.0)           (14.3)
                                    -----          -----              ----           -----            -----
At end of year                       40.2           16.6               0.5            57.3            (14.3)
                                     ====           ====               ===            ====            =====


Property provisions relate to future payments on vacant properties and assigned leases, and are analyzed by year as follows:


                                                           1997         1996
                                                           ----         ----
                                                        L million    L million

     Under one year                                          6.0         16.7
     One to two years                                        5.0         12.6
     Two to five years                                       9.6         24.6
     Over five years                                        19.6         51.8
                                                            40.2        105.7

Provisions for joint venture deficit:
The Group share of net liabilities of Zenith is as shown below.

                                                                   1997
                                                                   ----
                                                                 L million

Fixed assets                                                         1.8
Current assets                                                      49.8
                                                                    ----
Share of gross assets                                               51.6
                                                                    ----

Liabilities due within one year                                    (64.3)
Liabilities due after one year                                      (1.6)
                                                                    -----
Share of gross liabilities                                         (65.9)
                                                                   ------

Share of joint venture net liabilities                             (14.3)
                                                                   ======

The Group share of the results of Zenith post-Demerger are not material.

NOTE 19 - LONG-TERM DEBT

                                                    1997             1996
                                                    ----             ----
                                                  L million       L million
Loan stock                                           -                6.2
Bank loans                                          25.2             79.1
Other loans                                          3.2              3.6
                                                    ----             ----
                                                    28.4             88.9
                                                    ====             ====

The loan stock was repaid during the year.

An amount of L25.2 million (1996:L79.1 million) of the Group's borrowings is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

At December 31, 1997, the Group had committed core banking facilities totalling L53.6 million (1996:L127.2 million) of which L25.2 million (1996:L79.1 million) were being utilized. An additional US$21.0 million (L12.7 million) will become available during 1998 if the Group has reached certain target ratios. These facilities will be reduced in accordance with the following schedule:





                    1998               1999               2000              2001               2002
                    ----               ----               ----              ----               ----
    US$m            5.0                6.0                15.0              20.0               the balance
    Lm              3.0                3.6                 9.1              12.1               the balance


Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 0.75% and 1.5% per annum depending upon the ability of the Group to improve certain financial ratios.

The facilities agreement contains certain covenants relating to the financial performance of the Group. As of December 31, 1997 there had been no breaches of covenants or other defaults under the agreement which have caused or are likely to cause an early repayment of the debt to be enforced.

In addition, the Group has various uncommitted facilities.

NOTE 20 - GUARANTEES AND CONTINGENT LIABILITIES

L29.8 million (1996: L84.9 million) of the Group's borrowings are secured by guarantees from and charges over the assets of the Group.

The Company has also guaranteed the operating lease commitments (all relating to leasehold property) of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at December 31, 1997 amounted to L163.4 million (1996:L184.2 million) and in addition the Company has given other guarantees in respect of liabilities of subsidiary undertakings incurred in the normal course of business amounting to L26.0 million (1996:L0.3 million).

Cordiant gave a number of guarantees in respect of obligations of Saatchi & Saatchi companies which remain in force. Saatchi & Saatchi has undertaken to indemnify CCG for any liability under these guarantees. They include:

(a) Guarantees of operating lease commitments related to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 1997 were L202.5 million (1996: L209.6 million); and

(b) a guarantee of L2.4 million (1996: L5.5 million) relating to deferred consideration payable for the acquisition of minority interests in a subsidiary.

Following the Demerger, CCG has agreed to indemnify Saatchi & Saatchi against liabilities incurred by the Saatchi & Saatchi Group under guarantees of bank borrowings and other obligations where those liabilities are the responsibility of CCG.

CCG and Saatchi & Saatchi have each guaranteed Zenith's bank facility of L21.5 million and have agreed between themselves to share equally any liability arising therefrom. Borrowings drawn down under the Zenith facility at December 31, 1997 were L2.4 million. There is no comparative as Zenith was a subsidiary of Cordiant and did not have its own bank facility.

Other guarantees given by the Group to third parties amounted to L5.9 million at December 31, 1997 (1996: L6.3 million).

NOTE 21 - DEFERRED TAXATION

                                                   1997          1996
                                                   ----          ----
                                                 L million     L million

Provisions for UK deferred taxation                -               1.5
Provisions for overseas deferred taxation          0.5            (0.4)
                                                   ---             ---
                                                   0.5             1.1
                                                   ===             ===

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated L67 million (1996: L117 million).

Under US GAAP temporary differences at the appropriate tax rate at December 31, 1997 and 1996 are as follows:



                                                                           Assets (Liabilities)
                                                                         ------------------------
                                                                           1997           1996
                                                                           ----           ----
                                                                         L million      L million
Deferred Tax Assets

Accrued property rental expense                                              7.8           43.7
Accrued compensation                                                         5.2           13.1
Capital loss carryforwards                                                  12.1           18.3
Operating loss carryforwards*                                               48.2          188.9
Interest disallowed under Section 163(j) of the IRC                          -             28.6
Provision for notes receivable and other long term receivables               -              1.8
Other                                                                       13.1           20.2
                                                                            ----           ----
Total deferred tax assets                                                   86.4          314.6
Valuation allowance                                                        (85.8)        (300.5)
                                                                            ----          -----
Net deferred tax asset                                                       0.6           14.1
                                                                             ===           ====

                                                                           Assets (Liabilities)
                                                                         ------------------------
                                                                           1997           1996
                                                                         L million      L million
Deferred Tax Liabilities

Accelerated depreciation on tangible assets                                 -              (6.9)
Difference in basis of intangible assets                                   (0.4)           (3.5)
Other                                                                      (0.7)           (4.8)
                                                                           -----          ------
Total deferred tax liabilities                                             (1.1)          (15.2)
                                                                           -----          ------

Net deferred tax liability                                                 (0.5)           (1.1)
                                                                           =====           =====



* See Note 9 for a discussion of potential restrictions on operating loss carryforwards.

There are no material differences between UK GAAP and US GAAP. A valuation allowance is provided to reduce the deferred tax assets to a level which, based on the weight of available evidence, will more likely than not be realized. The net deferred asset reflects management's estimate of the amount which will be realized based on this criteria.

The net change in the valuation allowance for deferred tax assets during 1997 amounted to a decrease of L214.7 million.

NOTE 22 -  TAXATION

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.

NOTE 23 - SHARE CAPITAL



                                                                                        December 31,
                                                                             -----------------------------------
                                                                                   1997              1996
                                                                                 L million         L million
Authorized share capital of the Company                                            150.5            269.7
                                                                                   =====            =====

Allotted, called up and fully paid:

221,926,993 Ordinary Shares of 50p each
(1996:  443,682,881 Cordiant Ordinary Shares of 25p each)                          111.0            110.9

Nil deferred shares of 5p each (1996:  2,384,598,152)                                  -            119.2
                                                                                   -----            -----
Called up share capital of the Company                                             111.0            230.1
                                                                                   =====            =====

The Deferred shares were cancelled as part of the reduction of capital on November 28, 1997.

During the year Cordiant issued 171,105 Cordiant Ordinary Shares of 25p each pursuant to receipt of notices to exercise options from employees of Cordiant.

On December 14, 1997, the Cordiant Ordinary Shares of 25p each were consolidated on a one for two basis into Ordinary Shares of 50p each.

NOTE 24 - EMPLOYEE SHARE SCHEMES

Cordiant had three executive share option schemes and one savings-related share option scheme prior to the Demerger. Of these schemes only one of the executive share option schemes, the Performance Option Scheme operated during the year. The schemes were comprised of the Executive Share Option Scheme (the "Number 1 Scheme") primarily for executives not resident in the United Kingdom; the Executive Share Option Scheme (the "Number 2 Scheme"), which was approved by the Inland Revenue under the terms of the Income and Corporation Taxes Act 1988 ("ICTA") and was intended only for executives resident in the United Kingdom; and the Performance Option Scheme, an Inland Revenue approved scheme intended for executives resident throughout the world.

Options granted to participants in the Number 1 Scheme, the Number 2 Scheme and the Performance Option Scheme (which includes Super Options) were over Cordiant Ordinary Shares at a price equivalent to The London Stock Exchange middle market quotation on the day preceding the date of the grant of the option.

The performance targets for options under the schemes are as follows:

For ordinary options under the Number 1 and Number 2 Scheme, there must have been an increase in the Group's earnings per share over any three year period following the grant of at least 2% more than the increase in the Retail Price Index ("RPI") over the same period. For ordinary options under the Performance Option Scheme, the increase must be at least 6% above RPI.

Super options under all three schemes cannot be exercised before the fifth anniversary of the date of grant and then only if the growth in earnings per share from the date of grant has been such as would place the Company in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

Under the savings-related scheme, eligible employees in the United Kingdom were invited to save a fixed amount per month for a period of five years and apply for an option at a predetermined exercise price. The exercise price was fixed at the date of invitation and may not be less than the higher of a share's nominal value or 80% of its market value. Market value is the middle market price of a share on The London Stock Exchange on the dealing day (or the average of such prices on the three dealing days) before the invitation was made. When the option is exercised, the accumulated savings and interest/bonus are used to pay the exercise price.

All the above schemes expired in 1997 or earlier, though options granted under the schemes are still outstanding. As part of the demerger process, Saatchi & Saatchi employees holding Cordiant executive or savings-related options were invited to take replacement executive or parallel savings-related options over Saatchi Ordinary Shares. Similarly, employees of Zenith and The Facilities Group have replacement and/or parallel options split 50-50 between Ordinary Shares and Saatchi Ordinary Shares.

Two new share-based incentive schemes were introduced in connection with the Demerger, the Equity Participation Plan ("The Plan") and Performance Share Option Scheme.

In order to participate in The Plan, individuals have to pay a cash sum and the benefits (if any) depend upon the performance of the Group. Participants will be eligible to receive shares if Earnings Per Share ("EPS") growth is higher than the annual increase in the UK Retail Price index plus 2% over a three year period. If growth is below this hurdle rate participants will lose their investment. Participants will receive shares based on a scale of EPS growth up to a maximum of eight times the number of shares that they could have acquired with their original investment. To achieve the maximum allocation would require EPS growth of 25% per annum.

One half of shares vesting will normally be received by participants after three years with the remainder issued one year later. If the Group is taken over earlier, a proportion of the shares will vest, determined by the timing of the takeover and the performance of the Group up to the previous year end.

Awards to participants who are Directors of the Company will vest as to one half on the basis of EPS growth as described above. The other half will be determined on total shareholder return compared with a group of major publicly quoted advertising groups. In that case, the maximum number of shares will vest if CCG is first or second of the comparator group. In December 1997, 59 employees and Directors were invited to participate in The Plan. Cash payments are required amounting in total to L1,589,000 which, if maximum performance targets were to be met, would give rise to an issue of 12,104,000 shares.

The Performance Share Option Scheme has broadly similar aims to The Plan but with lower potential benefits and risks. Options granted under the Performance Share Option Scheme have an exercise price equal to market price at the time of grant. Participants have been invited to join the Performance Share Option Scheme for which they have to agree to a salary or bonus sacrifice of up to L50,000 over the next three years. The sum payable will be one eleventh of the exercise price of the options. This sacrifice will not be offset against the exercise price payable.

Participants will be eligible to exercise their options dependent on the performance of the Group over a three year period. If EPS growth is higher than the UK Retail Price Index plus 2% participants may exercise a proportion of the options based on a scale of EPS growth. Full exercise would require EPS growth of 25% per annum.

One half of the eligible options may normally be exercisable after three years with the remainder one year later. If the Group is taken over earlier, a proportion of the options will become exercisable, determined by the timing of the takeover and the performance of the Group up to the previous year end.

In December 1997, 73 employees were invited to participate in the Performance Share Option Scheme. Options over 6,837,000 shares have been granted subject to salary or bonus sacrifices amounting to L653,000.

The Company also approved an incentive scheme for senior executives of its joint venture, Zenith. To participate, executives have to invest in the scheme by cash payment or salary or bonus sacrifice. The scheme is set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over shares and, if necessary, cash. A participant's actual entitlement will be determined by measuring the growth in Zenith's operating profit over a three year period. In December 1997, invitations were made to participate in the scheme which, if accepted, would give rise to 1,079,000 options over Ordinary Shares being granted at a price of 109p.

Changes in the number of Cordiant Ordinary Shares issuable under options outstanding under the Company's executive share option schemes during the three year period ended December 31, 1997 were as follows:


                                                                  Year ended
Cordiant Ordinary Shares:                                         December 31,
                                       ---------------------------------------------------------------
                                                1997                  1996                1995
                                                             (Number of Shares)
At beginning of year                         12,589,854           10,190,722             6,218,205
Rights issue adjustment                               -                    -             1,776,541
Options issued during year                   26,037,467            3,645,000             3,115,893
Options exercised during year                  (159,692)             (13,722)                    -
Options lapsed during year                   (1,064,485)          (1,232,146)             (919,917)
Options cancelled during year                (9,357,905)                    -                    -
                                             -----------           ----------           ----------

At end of year                               28,045,239*           12,589,854           10,190,722
                                             ==========            ==========           ==========

*  At end of 1997 total reflects Ordinary Shares.


Changes in the number of Cordiant Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended December 31, 1997 were as follows:



                                                                   Year ended
Cordiant Ordinary Shares:                                         December 31,
                                       ---------------------------------------------------------------
                                                1997                  1996                1995
                                                             (Number of Shares)
At beginning of year                          1,963,435            2,205,916                 1,887
Rights issue adjustment                                                    -                   539
Options issued during year                      196,117**                  -             2,330,962
Options exercised during year                   (13,211)              (9,093)                    -
Options lapsed during year                     (325,562)            (233,388)             (127,472)
                                              ---------            ---------             ---------
At end of year                                1,624,662*           1,963,435             2,205,916
                                              =========            =========             =========

*  At end of 1997 total reflects Ordinary Shares.

** These are parallel options issued in connection with the Demerger and are not reflected in the total options outstanding at the year end, as they will be exercisable in lieu of, and not in addition to, the original options.


Options outstanding at December 31, 1997 under the Company's Share Option Schemes are shown below:



                                               DATE OF        NUMBER OF     EXERCISE
                 SCHEME                         GRANT          SHARES         PRICE     EXERCISABLE
Number 1 Scheme                              Jun 1991           879,903       134p        Jun 1998
                                             Sep 1991            19,209       134p        Sep 1998
                                             Apr 1992           513,323*      107p        Apr 1999
--------------------------------------------------------------------------------------------------------------
Replacement 1 Scheme                         Jun 1991            30,186       134p        Jun 1998
                                             Apr 1992            40,134*      107p        Apr 1999
--------------------------------------------------------------------------------------------------------------
Number 2 Scheme                              Jul 1988             1,997      2250p        Jul 1998
                                             Jun 1991           486,132       134p        Jun 2001
                                             Sep 1991           107,022       134p        Sep 2001
                                             Apr 1992            34,301       107p        Apr 2002
                                             Apr 1992           417,838*      107p        Apr 2002
--------------------------------------------------------------------------------------------------------------
Replacement 2 Scheme                         Jun 1991           378,235       134p        Jun 2001
                                             Apr 1992            78,895       107p        Apr 2002
                                             Apr 1992            21,610*      107p        Apr 2002
--------------------------------------------------------------------------------------------------------------
Sharesave                                    Jun 1995         1,624,662        64p        Jul 2000 to Dec 2000
--------------------------------------------------------------------------------------------------------------
Performance Option Scheme                    May 1995           612,618        73p        May 1998 to May 2005
                                             Aug 1995           612,616        95p        Aug 1998 to Aug 2005
                                             Apr 1996           542,500       130p        Apr 1999 to Apr 2006
                                             Apr 1996           630,000*      130p        Apr 2001 to Apr 2003
                                             Apr 1997           762,500       131p        Apr 2000 to Apr 2007
                                             Apr 1997           762,500*      131p        Apr 2002 to Apr 2004
--------------------------------------------------------------------------------------------------------------
Replacement Performance Scheme               May 1995            99,316        73p        May 1998 to May 2004
                                             May 1995           109,926*       73p        May 2000 to Dec 2004
                                             Aug 1995            99,318        95p        Aug 1998 to Dec 2004
                                             Apr 1996           122,500       130p        Apr 1999 to Dec 2004
                                             Apr 1996           272,500*      130p        Apr 2001 to Dec 2004
                                             Apr 1997           195,000       131p        Apr 2000 to Dec 2004
                                             Apr 1997           195,000*      131p        Apr 2002 to Dec 2004
--------------------------------------------------------------------------------------------------------------
Performance Share Option Scheme(1)           Dec 1997         6,837,444       105p        Dec 2000 to Dec 2004
--------------------------------------------------------------------------------------------------------------
Equity Participation Plan(2)                 Dec 1997        12,103,909       105p        Dec 2000 to Dec 2004
--------------------------------------------------------------------------------------------------------------
Zenith Executive Incentive Plan(3)           Dec 1997         1,078,807       109p        Dec 2000 to Dec 2004

The options marked * are super options.
Exercise prices have been rounded to the nearest pence.
(1) Grantees of Performance Share Options had a maximum of 150 days from invitation to participate in the options to agree to a salary/bonus sacrifice.
(2) Grantees of awards under the Equity Participation Plan had a maximum of 150 days from invitation in which to make payment to the Trustee.
(3) Grantees under the Zenith plan had a maximum of 120 days to make payment or agree to a salary or bonus sacrifice.



NOTE 25 - POST RETIREMENT BENEFITS

In the United Kingdom, CCG operates one defined benefit scheme and a defined contribution plan. The defined benefit scheme, The Cordiant Group Pension Scheme ("The Scheme"), was closed to new members in 1990 with new employees after that date joining a defined contribution plan. Employees of Saatchi & Saatchi and Zenith remain members of The Scheme under transitional arrangements. In the United States, Cordiant operated one defined benefit plan and a number of defined contribution plans. The US defined benefit plan was frozen at June 30, 1996 and terminated on December 31, 1996. A number of plans of various types are operated in other countries, but none of these is material in size.

The majority of schemes are externally funded and the investments are held by independent investment managers on behalf of the trustees. None of the schemes holds investments in, or has made loans to, the Company or any of its subsidiaries. The assets of the plans are held in various diverse investment portfolios including equities and government and corporate bonds.

The major schemes, which cover the majority of scheme members, are defined contribution schemes. The basis for determining contributions is a percentage of salary.

The benefits accruing under the defined benefit plans are based primarily on years of service and employees' compensation near retirement. The funding policy for the plans is consistent with local requirements in the countries of establishment. Obligations under the defined benefit plans are systematically provided for by depositing funds with trustees or separate foundations, under insurance policies, or by financial statement accruals.

CCG offers no post retirement benefits, other than pensions, to current employees. Post retirement benefits for retired employees, under a scheme which is no longer in operation, are not significant.

The total pension expense for both ongoing and disposed operations for all plans (charged in arriving at operating income) was L12.4 million, L21.9* million and L16.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. Of these amounts, L1.4 million, L10.6 million* and L3.7 million were attributable to defined benefit schemes in the years ended December 31, 1997, 1996 and 1995, respectively.

*Included an exceptional termination provision of L8.3 million.

The net pension cost in respect of defined benefit plans in the United States, computed in accordance with FAS 87, and the United Kingdom, computed in accordance with SSAP 24, is composed of the following:



                                                                   Year ended December 31,
                                                      --------------------------------------------------
                                                           1997*             1996             1995
                                                         L million        L million        L million
Service cost - benefits earned during the period             0.7              1.5              2.6
Interest cost on projected benefit obligations               2.1              4.0              4.2
Less:  Actual return on plan
    assets (net of deferred losses)                         (4.1)            (4.6)            (6.7)
Net amortization and deferral                                1.7             (0.2)             2.6
                                                             ---              ---              ---
Net pension cost                                             0.4              0.7              2.7
Additional income due to termination of plan                  -              (1.5)              -
                                                             ---              ---              ---
Net expense (income)                                         0.4             (0.8)             2.7
                                                             ===              ===              ===

There are no material differences between UK GAAP and US GAAP.

At December 31, 1997 and 1996, the funded status of these defined benefit pension plans was as follows:




                                                             Assets Exceed Accumulated Benefits
                                                             -----------------------------------
                                                               1997*                     1996
                                                             L million                 L million
Actuarial present value of benefit obligations:
  Vested benefit obligations                                    25.4                     43.8
                                                                ----                     ----
Accumulated benefit obligation                                  25.4                     45.1
Effect of assumed increase in
compensation levels                                              4.2                      3.8
                                                                ----                     ----
Projected benefit obligations                                   29.6                     48.9
Plan assets at fair value                                       31.7                     51.9
                                                                ----                     ----
Excess of plan assets
  over projected benefit obligations                             2.1                      3.0
Unrecognized net loss                                            0.4                      5.2
Unrecognized net transition (asset)                             (0.4)                    (0.9)
Prepaid pensions                                                 2.1                      7.3
                                                                 ===                      ===

* The 1997 costs and estimated funded status represent The Scheme only as the US defined benefit plan was terminated on December 31, 1996.


The above tables are in accordance with FAS 87.

Assumptions for these plans under FAS 87 were as follows:

                                        UK Schemes                 US Schemes
                                      -------------               ------------
                                      1997     1996               1997    1996

Return on investments                 9.0%     9.0%               N/A     6.0%
Salary increases                      5.0%     6.0%               N/A     5.5%
Discount rates                        7.0%     8.0%               N/A     8.0%


NOTE 26 - LEASES

The Group leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 18), having initial or remaining non-cancellable terms in excess of one year are as follows:



Years Ending                                                     Sublease
December 31                                       Minimum         Rental         Net
                                                  Payments        Income      Payments
                                                 L million       L million    L million
1998                                                 27.5            8.1          19.4
1999                                                 25.4            8.0          17.4
2000                                                 22.7            8.2          14.5
2001                                                 19.6            9.1          10.5
2002                                                 18.2            9.0           9.2
Thereafter                                          120.0          104.2          15.8
                                                    -----          -----          ----
Total minimum lease payments                        233.4          146.6          86.8
                                                    =====          =====          ====

Total expense for all operating leases was:



                                                                          Year ended
                                                                          December 31,
                                                         --------------------------------------------
                                                           1997               1996             1995
                                                         L million         L million        L million
Total operating lease expense                             65.2                 65.7             69.6
Sublease rental income                                   (14.6)               (14.3)           (14.0)
                                                          ----                 ----             ----
Net operating lease expense                               50.6                 51.4             55.6
                                                          ====                 ====             ====

NOTE 27 - CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION

Reconciliation of Trading Profit to Net
Cash Flow from Operating Activities



                                                                            Year ended
                                                                           December 31,
                                                            ------------------------------------------
                                                              1997            1996             1995
                                                            L million       L million        L million
Trading profit                                                  55.6           31.5              28.3
Depreciation                                                    26.2           25.8              25.7
(Profit) loss on sale of tangible fixed assets                  (0.8)           0.2              (1.5)
(Increase) decrease in billable production                      (5.5)           3.5              (9.4)
(Increase) decrease in receivables                             (35.3)           0.2             (54.8)
Increase in creditors                                           38.5           12.6              38.6
Utilization of property and reorganization
  provisions                                                   (19.2)         (16.9)            (10.3)
Exceptional non-cash item - goodwill write-off                   2.2             -                 -
                                                                ----           ----              ----
Net cash inflow from operating
  activities                                                    61.7           56.9              16.6
                                                                ====           ====              ====

Analysis of changes in net debt




                                                                                   Exchange &
                                             At Jan 1                               non cash     At Dec 31
                                               1997     Cash flows    Demerger      movements       1997
                                            L million   L million    L million      L million    L million
Cash at bank and in hand                       113.7      (41.6)         -           (10.4)          61.7
Bank overdrafts                                (47.8)      40.7          -            (0.6)          (7.7)
                                                ----       ----          --           ----           ----
Cash                                            65.9       (0.9)         -           (11.0)          54.0
                                                ----       ----          --           ----           ----
External debt due within 1 year                 (5.0)       3.2          0.6           0.5           (0.7)
External debt due after 1 year                 (88.9)     (20.5)        83.8          (2.8)         (28.4)
Finance leases                                  (0.5)       0.3          0.2          (0.2)          (0.2)
                                                ----       ----          --           ----           ----
Financing                                      (94.4)     (17.0)        84.6          (2.5)         (29.3)
                                                ----       ----         ----          ----           ----
Net (debt) funds                               (28.5)     (17.9)        84.6         (13.5)          24.7
                                                ====       ====         ====          ====           ====

On December 14, 1997, the net assets of Saatchi & Saatchi and Zenith were demerged. On demerger, they had net debt of L41.2 million. Net cash amounting to L43.4 million is shown as an outflow in the cash flow statement, external debt of L84.6 million is included in the analysis of movement in net debt above.



                                        At Jan. 1, 1996     Cash flows       Exchange      At Dec. 31, 1996
                                           L million        L million        L million         L million
Cash at bank and in hand                      134.5            (9.4)           (11.4)            113.7
Overdrafts                                    (48.2)           (2.8)             3.2             (47.8)
                                               ----            ----              ---              ----
Cash                                           86.3           (12.2)            (8.2)             65.9
                                               ----            ----              ---              ----
External debt due within 1 year                (0.8)           (4.8)             0.6              (5.0)
External debt due after 1 year               (113.7)           15.8              9.0             (88.9)
Finance leases                                 (0.5)            0.1             (0.1)             (0.5)
                                               ----            ----              ---              ----
Financing                                    (115.0)           11.1              9.5             (94.4)
                                              -----            ----              ---              ----
Net debt                                      (28.7)           (1.1)             1.3             (28.5)
                                               ----            ----              ---              ----


                                         At Jan 1, 1995     Cash flows       Exchange       At Dec 31, 1995
                                           L million        L million        L million         L million
Cash at bank and in hand                      137.2            (6.6)             3.9             134.5
Overdrafts                                    (40.2)           (7.6)            (0.4)            (48.2)
                                               ----            ----              ---              ----
Cash                                           97.0           (14.2)             3.5              86.3
External debt due within 1 year               (10.5)            9.7              -                (0.8)
External debt due after 1 year               (232.3)          118.6              -              (113.7)
Finance leases                                 (1.0)            0.5              -                (0.5)
                                              -----           -----              --              -----
Financing                                    (243.8)          128.8              -              (115.0)
                                              -----           -----              ---             -----
Net debt                                     (146.8)          114.6              3.5             (28.7)
                                              =====           =====              ===              ====

The effects of the acquisitions and disposals of subsidiaries and the Demerger in 1997

                              Acquisitions       Disposals
                               L million         L million

Goodwill                           3.9                -
Tangible fixed assets              0.5              (0.6)
Work in progress                   0.1                -
Debtors                           (0.3)             (7.3)
Investments (current)              -                (0.1)
Sale proceeds:
  - cash (net)                     -                40.5
  - investments (current)          -               (12.5)
                                   ---              ----
                                   4.2              20.0
                                   ===              ====

                              Acquisitions       Disposals
                               L million         L million

Loans and finance leases          0.3                 -
Creditors                         3.2               (1.0)
Cost of acquisitions and
  deferred payments
  - cash (net)                    8.7                 -
  - minorities                   (0.3)               0.2
  - accruals (net)               (7.7)                -
Net profit on disposals            -                20.8
                                  ---               ----
                                  4.2               20.0
                                  ===               ====

There were no material acquisitions during the year and payments were mainly in respect of costs accrued in previous years. The goodwill arising on acquisitions includes L2.2 million written off in the year.

The Demerger dividend of L134.6 million represented the net liabilities of Saatchi & Saatchi plc at the time of the Demerger. Proceeds of disposals include L17.1 million in respect of the sale of current asset investments of L12.5 million which represents realization of shares received as consideration for a prior year disposal.

Demerger


                               Saatchi
                              & Saatchi           Zenith
                              L million          L million
Tangible fixed assets            84.4                3.4
Fixed asset investments           4.0                0.1
Work in progress                 20.0                 -
Debtors                         263.4               90.6
Current investments               0.2                 -
Cash                             57.5                9.1
                                -----              -----
                                429.5              103.2
                                =====              =====

                                Saatchi
                               & Saatchi          Zenith
                               L million         L million
Loans                             82.0               2.4
Overdrafts                        20.8               2.6
Other creditors and provisions   444.8             126.8
Minority interests                 2.2                -
                                 -----             -----
                                 549.8             131.8
Transfer to Saatchi & Saatchi     14.3             (14.3)
Demerger dividend               (134.6)               -
Provision for deficit               -              (14.3)
                                 -----             -----
                                 429.5             103.2
                                 =====             =====

NOTE 28 - OPERATIONS BY GEOGRAPHIC AREA



                                              United        North      Rest of      Asia
                                              Kingdom      America      Europe     Pacific      Total
                                             L million    L million   L million   L million   L million
Year ended December 31, 1997:
Commission and fee income                       115.4        268.7        203.3      148.7        736.1
Trading profit                                   14.0         29.2         12.1        2.5         57.8
Exceptional operating expense                     -            -            -          2.2          2.2
Operating profit                                 14.0         29.2         12.1        0.3         55.6
Total assets employed                            41.2         83.2         92.4      161.0        377.8
Net liabilities (assets) before financial        73.1         20.1         (1.4)      12.5        104.3
items
Depreciation expense                              6.0         11.0          4.8        4.4         26.2
Additions to properties, furniture, etc.          4.4          8.3          4.5        7.5         24.7


Year ended December 31, 1996:
Commission and fee income                       113.4        269.1        218.1      154.3        754.9
Trading profit                                   12.4         17.0         14.2        4.4         48.0
Exceptional operating expense                     -           16.5          -          -           16.5
Operating profit                                 12.4          0.5         14.2        4.4         31.5
Total assets employed                           135.4        316.2        213.6      247.2        912.4
Net liabilities before financial items           72.6         82.7         22.6        0.8        178.7
Depreciation expense                              6.3          9.8          5.3        4.4         25.8
Additions to properties, furniture, etc.          6.3          6.7          4.8        6.2         24.0

Year ended December 31, 1995:
Commission and fee income                       111.7        278.8        232.2      138.4        761.1
Trading profit                                   12.4         14.2         17.5        4.5         48.6
Exceptional operating expense                     2.4         12.6          3.1        2.2         20.3
Operating profit                                 10.0          1.6         14.4        2.3         28.3
Total assets employed                           159.6        334.9        268.7      229.7        992.9
Net liabilities before financial items           83.7         64.3         12.4       17.8        178.2
Depreciation expense                              6.2          9.8          5.5        4.2         25.7
Additions to properties, furniture, etc.          5.9          8.7          5.6        5.8         26.0


ONGOING GEOGRAPHIC ANALYSIS

To  enable  a  fuller  understanding  of  the  trading  performance   additional
geographic analysis of ongoing operations is provided below:



                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific       Total
                                           L million    L million    L million    L million   L million
Year ended December 31, 1997:
Commission and fee income                      39.0         67.7        105.0         96.5      308.2
Trading profit                                  6.5          6.3          8.3          3.5       24.6
Exceptional operating expense                   -            -            -            2.2        2.2
Operating profit                                6.5          6.3          8.3          1.3       22.4
Depreciation expense                            1.8          2.8          2.4          2.6        9.6



                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific       Total
                                           L million    L million    L million    L million   L million
Year ended December 31, 1996:
Commission and fee income                      38.0         77.8        120.7         93.0      329.5
Trading profit                                  3.8          4.0          9.1          4.7       21.6
Exceptional operating expense                   -            0.2          -            -          0.2
Operating profit                                3.8          3.8          9.1          4.7       21.4
Depreciation expense                            1.9          2.8          2.6          2.4        9.7



                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific       Total
                                           L million    L million    L million    L million   L million
Year ended December 31, 1995:
Commission and fee income                      39.3         78.9        120.6         81.8      320.6
Trading profit                                  5.1          4.9          6.6          5.2       21.8
Exceptional operating expense                   1.0         10.6          1.4          1.1       14.1
Operating profit (loss)                         4.1         (5.7)         5.2          4.1        7.7
Depreciation expense                            1.7          3.0          3.0          2.5       10.2



The geographic analysis of revenue, trading profit and net liabilities has been prepared on a basis that more closely reflects the management of the operations of the Group.

The Directors consider that there is only one continuing business activity, namely advertising and marketing services, and that it is more appropriate to show a geographic analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

The Group's customers are located throughout the world. During 1997, 1996 and 1995 no clients accounted for more than 10% of either Cordiant's revenue or CCG's ongoing revenue.

NOTE 29 - DIRECTORS' EMOLUMENTS

The total emoluments, pension costs and fees for the year ending December 31, 1997 were L3,918,318 (1996: L3,595,159) of which L150,800 were fees (1996:
L126,700).

The emoluments, excluding pension contributions, of the Chairman and highest paid UK Director, were:

Year Ended December 31, 1997

Charles Scott (Chairman and highest paid UK Director)                   L864,115

Year ended December 31, 1996

Charles Scott (Chairman and highest paid UK Director):                  L492,529

NOTE 30 - DIRECTORS' INTERESTS

The interests of the Directors who were in office at the year end in the Company's share capital appearing in the register maintained by the Company pursuant to Section 325 of the Companies Act of 1985 were as set out below.



                                             Beneficially owned                       Ordinary Share options
                                               Ordinary Shares                    and equity participation rights
                                         ---------------------------              -------------------------------
                                                December 31,                               December 31,
                                         ---------------------------              -------------------------------
                                         1997                1996(1)                1997                  1996
Michael Bungey                         55,990                 28,490           1,537,130                497,020
Arthur D'Angelo                           960                    960*            922,082                328,681*
Jean de Yturbe                            nil                    nil*            854,397                260,996*
Alex Hamill                               nil                    nil*            990,744                397,343*
Peter Schoning                            nil                    nil*            725,827                132,426*
Bill Whitehead                            787                    788*            848,757                255,356*
Charles Scott                          39,214**               39,215**           787,583**            1,219,489**
Dudley Fishburn                           nil                    nil                 nil                    nil
Theodore Levitt                        18,796                 18,796                 nil                    nil

*     On appointment
**    Includes spouse's interest.
(1)   Adjusted for the one-for-two share consolidation.



The Directors' interests in the Company's share capital have not changed from December 31, 1997 to June 1, 1998.

NOTE 31 - RELATED PARTIES

During 1997 and 1996 transactions in the ordinary course of business with associated companies were as follows:

                                                       1997              1996
                                                        Lm                Lm

                Media services                         30.1              32.0
                Production                              7.8               5.0
                                                       37.9              37.0

The year end balances with associated companies are disclosed in Notes 12 and 17.

Contracts of significance which were entered into by the Group during the financial year in which the directors of a subsidiary company had a material interest, details of which are given in Note 2, were as follows:

In March 1997, Cordiant made a deferred payment of L0.4 million relating to the acquisition in 1996 of the minority interest in BSB Saatchi & Saatchi MC Limited in Poland.

In July 1997, Cordiant acquired a 51% interest in the share capital of Grapple Group 141 (Pty) Ltd for consideration of R1.8 million (L0.2 million).

In November 1997, Cordiant acquired a further 25% minority interest in the share capital of X/M Harrow Pty Ltd in Australia. Estimated cash payments of A$0.6 million (L0.3 million) will be made in 2000.

In December 1997, Cordiant acquired a further 33% interest in Scholz & Friends Dresden GmbH, in Germany. Deferred consideration of L2.2 million is payable in 2000.

During 1997 Cordiant made deferred payments totalling FFR31.3 million (L2.9 million) relating to the acquisition in 1996 of the minority interest in Saatchi & Saatchi Advertising SA in France.

During 1997 Cordiant made deferred payments totalling Pts1,206 million (L5.0 million) relating to the acquisition in 1994 of the minority interest in Grupo Bates SA in Spain.

In October 1997, Cordiant sold NRG. NRG provided services to the film industry. Consideration of L24.4 million was received which was after deducting a fee of L8.0 million payable to certain of NRG's directors under the terms of an agreement entered into in 1995.

Transitional arrangements have been agreed for the provision by each of CCG and Saatchi & Saatchi to the other of certain services.

With effect from January 1, 1996, Cordiant acquired the 47.4% minority interest in the share capital of Saatchi & Saatchi Advertising SA in France held by the management.

In February 1996, Cordiant issued 327,960 Ordinary Shares at a price of L1.09 per share as further consideration to the vendors of Adaptus International A/S, a Norwegian subsidiary.

In May 1996, Cordiant issued 64,522 Ordinary Shares at a price of L1.344 per share as further consideration to the vendors of Campaign Palace, Sydney.

In May 1996, Cordiant acquired a further 10.7% minority interest in the share capital of Scholz & Friends GmbH in Germany.

In October 1996, Cordiant acquired the 49% minority interest in the share capital of BSB Saatchi & Saatchi MC Limited in Poland.

During 1996 Cordiant made deferred payments totalling L1.3 million relating to the acquisition in 1994 of the minority interest in Grupo Bates SA Spain.

NOTE 32 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Short-Term  Investments - Short-term  investments  comprise Lnil million  (1996:
L12.1 million) of listed investments which had a market value at December 31, 1997 of Lnil million (1996: L12.3 million).

Long-Term Investments - Long-term investments included Lnil million (1996: L0.3 million) of listed investments which had a market value of Lnil million (1996:
L0.3 million). Long-term investments also included unlisted loan notes and redeemable preference shares with a face value of approximately L2.4 million (1996: L8.2 million) issued by the purchasers of companies disposed of by Cordiant which are due on various dates. The Group has made full provision for these financial instruments.

Net borrowings (excluding foreign exchange contracts) - The book value of cash, short term deposits and short term borrowings approximate to their fair values because of the short term maturity of these instruments. The fair value of long term borrowings approximates to their carrying value at December 31, 1997 with the exception of Convertible Unsecured Loan Stock 2015 which had a par value of Lnil million at December 31, 1997 (1996: L6.2 million) and a market value of Lnil million at December 31, 1997 (1996: L3.9 million).

Foreign exchange forward contracts - Foreign exchange forward contracts are used to hedge existing and identified future foreign currency commitments. At December 31, 1997 the Group had L18.3 million (1996: L27.9 million) of forward contracts outstanding, the fair value of which was not materially different from the contracted amount. Financial instruments are only used to hedge underlying commercial exposures. Realized or unrealized gains and losses on forward contracts, which hedge firm third party commitments, are recognized in income in the same period as the underlying transaction. The Group does not speculate in derivative financial instruments.

The counterparties to the Group's financial instruments are major international financial institutions. It is Group practice to monitor the financial standing of these counterparties on an on-going basis. The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in the agreements, nor does it anticipate non-performance by any of its counterparties.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 33 - PRINCIPAL SUBSIDIARIES

Except where otherwise indicated, the Company indirectly owned 100% of each class of the issued shares of the subsidiary undertakings listed below. All these subsidiary undertakings are advertising and marketing services companies. The country of operation and registration of the principal subsidiary undertakings were as follows:

England               Bates Dorland Ltd.
                      The Facilities Group Ltd.
                      (30% Ordinary)
                      Zenith Media Holdings Ltd.
                      (50% Ordinary)

Australia             The Communications Group Pty. Ltd.
                      (75.1% Ordinary)

Denmark               Bates Gruppen AS

Germany               Scholz & Friends GmbH
                      (90% Ordinary)

Norway                Bates Gruppen AS

Spain                 Grupo Bates SA

US                    Bates Advertising USA, Inc.

In the opinion of the Company, these undertakings principally affect the results and assets of the Group. In addition to the companies shown above, the Group also holds investments in other subsidiaries and associated undertakings. A full list of subsidiaries, joint ventures and associated undertakings will be filed with the Registrar of Companies.

The results of the Group were principally affected by the above companies together with the Saatchi & Saatchi Group which was demerged from the Group on December 14, 1997.

As provided for in the Zenith shareholders' agreement 75% of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained in Zenith.

NOTE 34 - SUBSEQUENT EVENTS

On June 18, 1998, Miller Brewing Company ("Miller"), a former client of Bates Worldwide, commenced an action in the United States District Court for the Eastern District of Wisconsin against Bates Advertising USA, Inc. and Zenith Media Services, Inc. (the "Defendants"). The suit seeks damages in an unspecified amount, attorneys' costs and seeks equitable relief, as necessary, to cause the Defendants to fulfill their alleged obligations to Miller. The Company believes that the Defendants have meritorious defenses to the allegations and intends to pursue them vigorously. At this stage it is impossible to estimate the ultimate outcome of this litigation.

NOTE 35 - NATURE OF BUSINESS

The Group is a multi-national advertising and marketing services business. Ninety-eight percent of the Group's ongoing revenue is generated by its two advertising networks. An analysis of revenue and assets by geographic region is set out in Note 28 to the consolidated financial statements.

NOTE 36 - COMPANIES ACT 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 1997. Statutory accounts for 1995 and 1996 have been filed with the United Kingdom's Registrar of Companies; the statutory accounts for 1997 will be filed following the Company's Annual General Meeting. The auditor has reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

NOTE 37 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A description of the significant differences between UK GAAP and US GAAP that are applicable to the Group is set out below:

(A) DIVIDENDS

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(B) GOODWILL AND US PURCHASE ACCOUNTING

Under US GAAP, goodwill and identifiable intangible assets acquired are capitalized and amortized against income; intangible assets being amortized over their economic lives which range from three to 20 years and the remaining goodwill are amortized over 40 years. For US GAAP purposes, management review on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Under UK GAAP, purchased goodwill arising after ascribing fair values to all tangible assets and liabilities acquired is written off against reserves.

On disposal of a subsidiary, under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves. Under US GAAP the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. A GAAP difference arises from amortization charged under US GAAP for which no equivalent charge has been recognized under UK GAAP. For the year ended December 31, 1998, the Group will be required under UK GAAP to capitalize and amortize additional purchased goodwill.

(C) PROPERTY LEASES

Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight line basis over the term of the lease. These increases are recognized when payable under UK GAAP.

(D) LONG-TERM PROPERTY PROVISIONS

Under US GAAP, provisions for properties which are vacant and surplus to requirements or let at a loss are provided on a discounted basis after allowing for estimated subrental income, and amortization of the discount is charged to interest expense.

Under UK GAAP, provision is made on an undiscounted basis for the future rent expense and related cost of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for ongoing operations.

(E) PENSION

The Statement of Financial Accounting Standards ("SFAS") No. 88, Employers' Accounting for Settlements and Curtailment of Defined Benefit Plans and for Termination Benefits specifies the accounting treatment under US GAAP for circumstances in which there has been an irrevocable transaction that relieves the employer of primary responsibility for a pension benefit obligation and eliminates significant risks related to the obligation and the assets used to effect the settlement. As a result of the curtailment and termination of the US scheme during 1996, the related termination liability was accrued in full under UK GAAP and the additional US GAAP accrual was reversed. Additionally, under US GAAP, CCG has previously recognized an additional minimum pension liability for the US underfunded plan, representing the excess of accumulated benefit obligations over the plan's assets. As a result of the curtailment and termination of the plan during 1996, Cordiant recorded the full termination liability under UK GAAP and the additional US GAAP accrual was reversed.

(F) DEFERRED TAXATION

UK GAAP requires that no provision for deferred taxation should be recorded if there is reasonable evidence that such taxation will not be payable in the foreseeable future. US GAAP requires full provision of deferred taxation liabilities and permits deferred tax assets to be recognized if their realization is considered to be more likely than not. There are no deferred taxation differences presented in the reconciliation below because CCG has net deferred tax assets and considers that it is more likely than not that they will not be recovered.

(G) COMPENSATION COSTS

Under UK GAAP the Company does not recognize any compensation for performance based share options. Under US GAAP compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price.

(H) EMPLOYEE SHARE SCHEMES

The Company has adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS 123. Accordingly, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Under SFAS 123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters. If the compensation cost of the options had been determined based on the fair value at the grant dates for 1997 and 1996 consistent with the method prescribed by SFAS No. 123, Cordiant's US GAAP net profit/(loss) and earnings/(loss) per share would have been adjusted to the revised amounts indicated below:


                                                                            Year ended December 31,
                                                                   -----------------------------------------
                                                                   1997              1996               1995
Net profit in Lmillion - as reported                               L8.4              L6.9             L(46.8)
                       - revised                                   L7.9              L6.5             L(47.0)

EARNINGS PER SHARE WHICH REFLECT CONSOLIDATION

Earnings per share in pence - as reported                          3.8p              3.1p             (32.0)p
                            - as revised                           3.5p              2.9p             (32.0)p


The pro forma diluted earnings per share is the same as the revised earnings per share figure presented above. The revised amounts were determined based on employee share scheme awards in 1997, 1996 and 1995 only. Compensation cost is recognized over the expected life of the option (i.e. between 3 1/2 and 6 1/2 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 33.3p and 57.1p for options granted during the year ended December 31, 1997 and year ended December 31, 1996, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996 respectively; dividend yield of nil and nil per cent, expected volatility of 22% throughout, risk-free interest rates of 7.2% and 8.2% and expected lives of between 3 1/2 and 6 1/2 years.

(I) CASH FLOWS

The Consolidated Statement of Cash Flows is prepared in accordance with Financial Reporting Standard No. 1 (revised) `Cash Flow Statements' ("FRS 1"). Its objectives and principles are similar to those set out in SFAS 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) exceptional non-operating items; (c) returns on investments and servicing of finance; (d) taxation: (e) capital expenditure and financial investment; (f) acquisition and disposals; (g) equity dividend paid; and (h) financing. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, returns on investments and servicing of finance, and taxation shown under FRS 1 would be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95. Had bank overdrafts been shown as a financing activity in the Consolidated Statement of Cash Flows the overdrafts repaid (drawn) would have been L40.7 million, L(2.8) million and L(7.6) million in the years ended December 31, 1997, 1996 and 1995 respectively. The repayment of L40.7 million in 1997 includes overdrafts of L23.4 million that were demerged.

(J) PROSPECTIVE ACCOUNTING CHANGES

(i) SFAS 130, Reporting Comprehensive Income, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company is currently reviewing the likely impact on the classification of items included in shareholders' deficiency.

(ii) SFAS 131, Disclosures about Segments of an Enterprise and Related Information, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. The Company is currently reviewing the likely impact on the level of disclosure currently provided in its combined financial statements.

                                                                                    Year ended
                                                                                   December 31,
                                                                       -------------------------------------

EFFECTS ON NET EARNINGS OF DIFFERENCES BETWEEN US AND UK GAAP             1997         1996         1995
                                                                           Lm           Lm           Lm
                                                                       ------------ ------------ -----------
Profit for the year in conformity with UK GAAP                             15.1          24.2        (37.3)
US GAAP ADJUSTMENTS:
Amortization of goodwill and other intangibles                  (b)        (9.5)         (9.5)        (9.2)
Release of  accumulated  goodwill  amortization  of  companies
  disposed                                                      (b)         -             -            6.2
Straight lining of property leases                              (c)        (1.0)         (2.4)        (2.4)
Decrease in long-term property provisions                       (d)        11.0           0.3          2.7
Amortization of discount on property provisions                 (d)        (6.9)         (7.5)        (7.0)
Pension                                                         (e)         -             1.8          0.2
Compensation costs                                              (g)        (0.3)          -            -
                                                                            ---           ---         ----
NET PROFIT  APPLICABLE TO ORDINARY  SHAREHOLDERS IN CONFORMITY
  WITH US GAAP                                                              8.4           6.9        (46.8)
                                                                            ===           ===         ====

Net profit per Ordinary Share - basic                                       3.8p          3.1p       (32.0)p
Average number of Ordinary Shares (in millions)(1)                        221.9         221.8        146.2
Net profit per Ordinary Share - diluted                                     3.8p          3.1p       (32.0)p
Average number of Ordinary Shares - diluted (in millions)(1)              224.1         222.7        146.2
                                                                          =====         =====        =====

(1) Average number of Ordinary Shares has been adjusted to reflect the Consolidation.



                                                                             December 31,
                                                                       -------------------------
CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS (DEFICIENCY) OF                  1997         1996
DIFFERENCES BETWEEN US AND UK GAAP                                         Lm           Lm
Equity shareholders' deficiency in conformity with UK GAAP
                                                                          (85.7)       (215.3)
US GAAP ADJUSTMENTS:
Dividends                                                       (a)         2.7           4.4
Goodwill and US purchase accounting in respect of acquisitions
                                                                (b)        76.9         198.2
Straight lining of property leases                              (c)         -           (21.9)
Discount on property provisions                                 (d)        15.3          34.2
                                                                           ----          ----
EQUITY SHAREHOLDERS' FUNDS (DEFICIENCY) IN CONFORMITY WITH US
  GAAP                                                                      9.2          (0.4)
                                                                            ===           ===

                                                                         ANNEX A












             UNAUDITED COMBINED AND PRO FORMA FINANCIAL INFORMATION

                                  INTRODUCTION


         The following information is provided to assist in judging the performance of CCG. Other than consolidated balance sheet information as of December 31, 1997, this information is unaudited and it does not necessarily reflect the results of operations or financial position of CCG that would have been achieved as of the dates indicated, nor is it necessarily indicative of the future results of operations or future financial position of CCG.

                 CORDIANT COMMUNICATIONS GROUP AND SUBSIDIARIES
                            (COMBINED AND PRO FORMA)

          UNAUDITED COMBINED AND PRO FORMA STATEMENT OF OPERATIONS(1)

                                          Combined Basis                 Pro Forma Basis
                                     1997               1996                  1997
                                      Lm                 Lm                    Lm                  Notes
                               ------------------ ------------------ ------------------------ -----------------
Turnover

Group and share of joint             2,351.1            2,301.3            1,965.9
venture
Less: share of joint venture          (725.1)            (704.1)            (362.6)
                                     -------            -------            -------
Group Turnover                       1,626.0            1,597.2            1,603.3

Cost of sales                       (1,309.9)          (1,257.7)          (1,295.7)
Revenue
---------------------------------------------------------------------------------------------------------------
  Ongoing businesses and
    share of joint venture             329.1              349.8              319.1
  Disposed businesses                    7.9               10.0                -
  Less:  Share of joint venture        (20.9)             (20.3)             (11.5)
---------------------------------------------------------------------------------------------------------------
Group revenue                          316.1              339.5              307.6

Net operating expenses                (292.0)            (315.2)            (285.8)
---------------------------------------------------------------------------------------------------------------
  Trading profit before
    exceptional operating
    items
    Ongoing businesses                  24.6               21.6               24.0
    Disposed businesses                  1.7                2.9                -
  Exceptional operating expenses -
    ongoing businesses                  (2.2)              (0.2)              (2.2)
---------------------------------------------------------------------------------------------------------------
Operating profit                        24.1               24.3               21.8

Share of operating profits
    Joint venture                        0.9                0.1                1.5
    Associated companies                 0.4                0.2                0.4
Non-operating exceptional items
  Profit on disposal of businesses      16.5                 -                  -
  Fundamental reorganization
    - demerger                        (166.4)                -                  -
                                       -----               ----               ----
(Loss)/profit before                  (124.5)              24.6               23.7
  interest and taxation


(Loss)/profit before                  (124.5)              24.6               23.7
  interest and taxation

Net dividends paid to
  Saatchi & Saatchi
  companies prior to demerger          (10.4)              (7.8)               -
Net interest
  receivable/(payable) and
  similar charges
    Group                                3.6                5.7               (0.6)
    Joint venture                        1.2                1.1               (0.1)
                                       -----               ----                ---
(Loss)/profit before taxation         (130.1)              23.6               23.0
Taxation                                (9.5)             (10.4)             (10.2)
                                       -----               ----               ----
(Loss)/profit after taxation          (139.6)              13.2               12.8
Minority interests                      (1.8)              (2.6)              (1.8)
                                       -----               ----               ----
Net (loss)/profit                     (141.4)              10.6               11.0
                                                                              ----
Dividends proposed on equity
shares                                  (2.7)              (4.4)
                                       -----                ---
Retained (loss)/profit                (144.1)               6.2
                                       =====                ===

(Loss)/earnings per Ordinary Shares    (63.7)p              4.8p               5.0p               C
Adjusted weighted average
number of Ordinary Shares in
issue (millions)(2)                    221.9              221.8              221.9

(1) The basis of preparation of combined and pro forma information is set out in note A. The 1996 combined revenue and net operating expenses have been restated from the figures presented in the circular to shareholders dated September 30, 1997, to reclassify certain costs charged by Zenith, previously included in net operating expenses, as a cost of sales.

(2) Adjusted for the one for two share consolidation (see Note 23 of the Consolidated Financial Statements).


       NOTES TO UNAUDITED COMBINED AND PRO FORMA STATEMENT OF OPERATIONS


NOTE A - BASIS OF PREPARATION

The combined statement of operations has been prepared as if the businesses that have been demerged had been demerged throughout the two periods presented. Pro forma information is presented as if certain new financing and trading arrangements had also been in place for the same period. Because of the nature of pro forma information, it cannot give a true picture of the Group's results and is given for illustrative purposes only. Specific adjustments made in preparing the pro forma information were to:

(i) reduce trading profit to reflect the new trading terms for the purchase of media services from Zenith, with an offsetting increase in the share of profits from joint ventures;

(ii) eliminate inter-Cordiant interest receivable from Saatchi & Saatchi and Zenith and adjust external interest to reflect the revised financing arrangements;

(iii)eliminate the results of NRG, a business disposed of in 1997, substituting notional interest on the proceeds received;

(iv) eliminate exceptional non-operating demerger expenses, profit on disposal of NRG and dividends paid by subsidiaries to Saatchi & Saatchi; and

(v) adjust the tax charge to reflect the adjustments and the current structure of the Group.

NOTE B - PRO FORMA ADJUSTMENTS

Selected information setting out the adjustments is given below.



                                                                                         Exceptional
                                             Revised                                     non-operating
                              Combined       Zenith        Refinancing        NRG         items and
                             Unadjusted      trading         and tax       adjustment     dividends      Pro forma
                                 Lm            Lm              Lm              Lm            Lm              Lm
                            ------------- -------------- ---------------- ------------- -------------- -------------
Group turnover                 1,626.0            -              -             (22.7)           -         1,603.3
                               -------           ---            --              ----           --         -------
Group revenue                    316.1          (0.6)            -              (7.9)           -           307.6
                                 -----           ---            --               ---           --           -----
Operating profit                  24.1          (0.6)            -              (1.7)           -            21.8
Share of profits less
  losses of joint venture
  and associated
  undertakings                     1.3           0.6             -                -             -             1.9
Non-operating exceptional
  items                         (149.9)           -              -             (16.5)        166.4             -
Dividends to Saatchi &
  Saatchi                        (10.4)           -              -                -           10.4             -
Interest receivable/(payable)      4.8          (1.2)          (5.9)             1.6            -            (0.7)
                                 -----           ---            ---             ----           --             ---
(Loss)/profit before
  taxation                      (130.1)         (1.2)          (5.9)           (16.6)        176.8           23.0
Taxation                          (9.5)           -            (1.4)             0.7            -           (10.2)
                                 -----           ---            ---             ----         -----           ----
(Loss)/profit after
  taxation                      (139.6)         (1.2)          (7.3)           (15.9)        176.8           12.8
                                 =====           ===            ===             ====         =====           ====

NOTE C - EARNINGS PER ORDINARY SHARE(3)

(3)  Basic, undiluted.

The earnings per Ordinary Share are based on the weighted average number of Ordinary Shares in issue during the year ended December 31, 1997, after taking account of the one for two share consolidation, of 221.9 million (1996: 221.8 million).

               CONSOLIDATED AND UNAUDITED COMBINED BALANCE SHEETS



                                                                  Notes    Consolidated*         Combined
                                                                             Audited             unaudited
                                                                               1997                1996
                                                                                Lm                  Lm
ASSETS

Current assets:
   Cash and short-term deposits                                                   61.7                60.0
   Short-Term Investments
     Shares - unlisted                                                             0.2                  -
   Accounts and other receivables, prepayments and accrued          E            254.3               602.4
     income
   Billable production                                                            18.1                14.9
                                                                                 -----               -----
     Total current assets                                                        334.3               677.3
Investments                                                         F              3.5                65.0
Long-term receivables:
   Accounts and other receivables, prepayments and accrued          E             15.5                 0.7
     income
Property and equipment                                                            24.5                25.3
                                                                                 -----               -----
     Total assets                                                                377.8               768.3
                                                                                 =====               =====

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
   Bank loans, overdrafts and other loans                           G              8.4                79.3
   Accounts payable, other liabilities and accrued expenses         H            301.5               491.5
   Taxation and social security                                                   21.6                24.0
                                                                                 -----               -----
     Total current liabilities                                                   331.5               594.8
                                                                                 -----               -----

Long-term liabilities:
   Accounts payable, other liabilities and accrued expenses         H              1.6                 1.0
   Provision for joint venture deficit                              I             14.3                 1.3
   Property, pension and other provisions                           J             57.3                62.2
   Long-term debt                                                   K             28.4                 9.8
   Deferred taxation                                                               0.5                 1.1
   Taxation                                                                       23.8                24.8
   Minority interests                                                              6.1                 7.5
                                                                                 -----               -----
     Total long-term liabilities                                                 132.0               107.7
                                                                                 -----               -----
     Total liabilities                                                           463.5               702.5
                                                                                 -----               -----
Shareholders' (deficiency) funds
   Share capital
     Allotted, called up and fully paid:
       221,926,993 Ordinary Shares of 50p each (1996:
           443,682,881 Cordiant Ordinary Shares of 25p each)        L            111.0               110.9
       Nil Deferred shares of 5p each (1996:  2,384,598,152)        L               -                119.2
   Share premium                                                    L               -                137.3
   Capital redemption reserve                                       L               -                 86.5
   Special reserve                                                  L             25.7                  -
   Goodwill reserves                                                L           (113.2)             (111.3)
   Accumulated deficit                                              L           (109.2)             (276.8)
                                                                                 -----               -----
     Shareholders' (deficiency) funds                                            (85.7)               65.8
                                                                                 -----                ----
     Total liabilities and shareholders' deficiency                              377.8               768.3
                                                                                 =====               =====

* Following the completion of the Demerger the consolidated balance sheet fully reflects the adjustments made in the preparation of the combined balance sheet.

See accompanying notes to the consolidated and unaudited combined financial information.

NOTE D - BASIS OF PREPARATION

The combined balance sheet for 1996 includes:

(i)  the assets and liabilities of CCG.

(ii) the investment in and net amounts due from Saatchi & Saatchi at their estimated net realizable value, under the demerger arrangements.

(iii)Group share of the assets and liabilities of Zenith, equity accounted as a 50% joint venture.

(iv) Group share of the assets and liabilities of The Facilities Group, equity accounted as a 30% associate.


NOTE E - ACCOUNTS AND OTHER RECEIVABLES, PREPAYMENTS AND ACCRUED INCOME
                                                   1997        1996
                                                    Lm          Lm
                                                    --          --
Due within one year:
Trade receivables (net of allowances for
   doubtful debts)                                 219.0      255.5
Associated companies                                 -          0.4
Amounts due from Saatchi & Saatchi                   8.8      315.6
Amounts due from Zenith                              0.4        5.3
Other receivables                                    7.7       10.9
Prepayments and accrued income                      18.4       14.7
                                                   -----      -----
                                                   254.3      602.4
                                                   -----      -----
Due after one year:
Other receivables including prepayments
  and accrued income                                15.5        0.7
                                                    ----        ---

Amounts due from Saatchi & Saatchi and Zenith as at December 31, 1997 reflect trading balances only.


                                          Investments in             Associated    Long term     Works of
                                         Saatchi & Saatchi          undertakings   investments    art            Total
                                              Lm                         Lm           Lm           Lm             Lm
                                              --                         --           --           --             --

Cost:
At beginning of year                          78.5                       2.8          1.1           3.7          86.1
Translation adjustment                         -                        (0.2)          -             -           (0.2)
Share of profit for year                       -                         0.4           -             -            0.4
Loans repaid                                   -                        (0.2)          -             -           (0.2)
Transfer to investment in subsidiaries         -                        (0.4)          -             -           (0.4)
Disposals                                    (78.5)                       -            -           (3.7)        (82.2)
                                             -----                       ---          ---          ----         -----
At end of year                                 -                         2.4          1.1            -            3.5
                                             -----                       ---          ---          ----         -----


Provisions:
At beginning of year                          21.1                        -            -             -           21.1
Disposals                                    (21.1)                       -            -             -          (21.1)
                                             -----                       ---          ---          ----         -----
At end of year                                 -                          -            -             -             -
                                             -----                       ---          ---          ----         -----
Net book value:
At beginning of year                          57.4                       2.8          1.1          3.7           65.0

At end of year                                  -                        2.4          1.1            -            3.5


The principal subsidiaries, joint ventures and associates are listed in Note 14 of the Consolidated Financial Statements.

NOTE G - BANK LOANS, OVERDRAFTS AND OTHER LOANS
                                               1997                  1996
                                               ----                  ----
                                              Lmillion             Lmillion
Bank loans and overdrafts                       7.8                  78.7
Other loans                                     0.6                   0.6
                                                ---                   ---
                                                8.4                  79.3
                                                ===                  ====


An amount of L0.1 million (1996: L0.2 million) included in bank loans and overdrafts is secured by charges over assets.

NOTE H - ACCOUNTS PAYABLE, OTHER LIABILITIES AND ACCRUED EXPENSES



                                                                  December 31, 1997            December 31, 1996
                                                            ------------------------------ --------------------------
                                                            Due Within one    Due After    Due Within    Due After
                                                                 year          one year     one year      one year
                                                                 ----          --------     --------      --------
                                                               L million      L million     L million    L million

Accounts payable                                                 194.2            -             214.6         -
Associated companies                                               -              -               0.7         -
Finance leases                                                     0.1            0.1             0.1         -
Proposed dividends - equity shareholders                           2.7            -               4.4         -
Amounts due to Saatchi & Saatchi                                   5.1            -             177.2         -
Amounts due to Zenith                                             11.3            -              17.0         -
Other payables including payments on account                      88.1            1.5            77.5         1.0
                                                                  ----            ---            ----         ---
                                                                 301.5            1.6           491.5         1.0
                                                                 =====            ===           =====         ===

An amount of L4.0 million (December 31, 1996: L2.8 million) included in accounts payable is secured by related trade receivables. Liabilities under finance leases are secured on the assets leased.

The amounts due to Saatchi & Saatchi and Zenith at December 31, 1997 represent trading balances only.

NOTE I - PROVISION FOR JOINT VENTURE DEFICIT

                                               1997                  1996
                                               ----                  ----
                                             Lmillion              Lmillion
Share of total assets                          51.6                  65.7
Share of total liabilities                    (65.9)                (67.0)
                                              ------                ------
                                              (14.3)                 (1.3)
                                              ======                ======

NOTE J - PROPERTY, PENSION AND OTHER PROVISIONS





                                                 Pensions and
                                                   similar
                                                  employment
                                  Property        obligations         Other           Total
                                  --------        -----------         -----           -----
                                  L million        L million        L million       L million
At beginning of year                 44.9           16.4               0.9            62.2
Translation adjustment                2.6            0.5              (0.3)            2.8
Profit and loss account               -              0.7              (0.1)            0.6
Utilized                             (7.3)          (1.0)               -             (8.3)
                                     ----           ----               ---            ----
At end of year                       40.2           16.6               0.5            57.3
                                     ====           ====               ===            ====

Property provisions relate to future payments on vacant properties and assigned leases, and are analyzed by year as follows:

                                               1997         1996
                                               ----         ----
                                            L million    L million

     Under one year                              6.0          6.5
     One to two years                            5.0          4.9
     Two to five years                           9.6         12.9
     Over five years                            19.6         20.6
                                                ----         ----
                                                40.2         44.9
                                                ====         ====


NOTE K - LONG-TERM DEBT

                                               1997                  1996
                                               ----                  ----
                                             Lmillion              Lmillion

Loan stock                                       -                     6.2
Bank loans                                      25.2                   -
Other loans                                      3.2                   3.6
                                                 ---                   ---
                                                28.4                   9.8
                                                ====                   ===

The loan stock was repaid during the year.

An amount of L25.2 million (1996: L79.1 million) of the Group's borrowings is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

At December 31, 1997 the Group had committed core banking facilities totalling L53.6 million of which L25.2 million were being utilized.

NOTE L - RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' (DEFICIENCY) FUNDS





                                                                          Capital
                                                                         redemption                     Profit       Total    Total
                                          Share     Deferred    Share     reserve   Special   Goodwill  and loss    31 Dec   31 Dec
                                          capital    shares    premium      L m     reserve    reserve  account      1997      1996
                                           L m        L m        L m        L m       L m        L m      L m         L m       L m
At  beginning of year                     110.9      119.2      137.3       86.5      --      (111.3)    (276.8)     65.8      70.0
Issues of Ordinary shares
 net of expenses                            0.1       --         --         --        --       --         --          0.1       0.4

Net goodwill arising in year               --         --         --         --        --        (1.9)     --         (1.9)     (3.7)

Profit retained for the year               --         --         --         --        --       --        (144.1)    (144.1)     6.2

Translation adjustment                     --         --         --         --        --       --         (5.6)      (5.6)     (7.1)

Reduction of capital                       --       (119.2)    (137.3)     (86.5)    25.7      --         317.3       --         --
                                          -----     ------     ------     -----      ----     ------     -----      -----      ----

At end of year                            111.0       --         --         --        25.7    (113.2)    (109.2)    (85.7)     65.8
                                          =====     ======     ======     =====       ====    ======     ======     =====      ====


                                                                                    UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

                                                                                                 1997           1996
                                                                                    Notes         Lm             Lm
                                                                                    -----         --             --
Net cash inflow from operating activities                                             M           5.6             17.9
                                                                                                 ----             ----
Net cash outflow arising from external demerger costs                                           (13.6)            -
                                                                                                 ----             ----
Returns on investments and servicing of finance
   Interest received                                                                              2.4              3.6
   Interest paid                                                                                 (4.5)            (3.2)
   Interest element of finance lease rental payments                                             (0.1)             -
   Dividends paid to minorities                                                                  (1.8)            (1.1)
                                                                                                 ----             ----
Net cash outflow from returns on investments and servicing of finance                            (4.0)            (0.7)
                                                                                                 ----             ----
Taxation
   Overseas tax paid                                                                             (9.8)            (7.4)
                                                                                                 ----             ----
Capital expenditure and financial investment
   Purchase of tangible fixed assets                                                            (11.8)           (11.9)
   Sale of tangible fixed assets                                                                  1.7              1.6
   Purchase of other fixed asset investments                                                     (0.4)            (0.9)
   Sale of other fixed asset investments                                                          3.5              0.9
                                                                                                  ---              ---
Net cash outflow from capital expenditure and financial investment                               (7.0)           (10.3)
                                                                                                 ----            -----
Acquisitions and disposals
   Purchase of subsidiary undertakings                                                           (1.4)            (4.5)
   Cash acquired with subsidiaries                                                                0.6              1.2
   Sale of subsidiary undertakings                                                               24.4              0.4
   Cash in businesses sold                                                                       (1.1)               -
   Fundamental reorganization - demerger                                                       (185.4)               -
                                                                                               ------             ----
Net cash outflow from acquisitions and disposals                                               (162.9)            (2.9)
                                                                                               ------             ----
Equity dividends paid                                                                            (4.4)               -
                                                                                                 ----             ----
Total net cash outflow before financing                                                        (196.1)            (3.4)
                                                                                               ------             ----
Financing
   Issue of Ordinary share capital                                                                0.1                -
   Capital subscribed by minorities                                                               -                0.2
   External loans drawn                                                                         116.7              5.7(1)
   External loans repaid                                                                        (98.5)               -
   Loans repaid by/(to) Saatchi & Saatchi/Zenith                                                257.5            (10.8)
   Capital element of finance lease rental payments                                              (0.1)            (0.1)
                                                                                                 ----             ----
Net cash inflow/(outflow) from financing                                                        275.7             (5.0)
                                                                                                -----             ----
Increase/(decrease) in cash                                                                      79.6             (8.4)
                                                                                                 ====             ====

(1) For 1996 the external loans drawn represents the net of external loans drawn and repaid. The information is not available to provide separate analysis as the funding of Cordiant was managed on a group rather than combined basis.

              NOTES TO UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

NOTE M - RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                   1997           1996
                                                    L m            L m
                                                    ---            ---
Operating profit                                   24.1           24.3
Depreciation                                        9.9           10.0
Gain on sale of tangible fixed assets              (0.7)           -
(Increase)/decrease in work in progress            (5.2)           0.2
(Increase)/decrease in debtors                    (29.6)           2.8
Increase/(decrease) in creditors                   12.2          (14.5)
Utilization of property provisions                 (7.3)          (4.9)
Exceptional non-cash expense                        2.2            -
                                                    ---           ----
Net cash flow from operating activities             5.6           17.9
                                                    ---           ----

RECONCILIATION OF UNAUDITED COMBINED AND CONSOLIDATED RESULTS


Historical  information  presented  in this  Annex  is  made up of the  combined businesses of CCG as constituted during the year (pro forma information illustrates this information as if the Demerger had already taken place). Consolidated information presented on pages F-2 to F-54 includes the results, assets and liabilities of Saatchi & Saatchi and Zenith until they were demerged on December 14, 1997. Set out below, for selected information, is a reconciliation of the combined and consolidated results.




1997                               Combined       Saatchi &
                                     CCG          Saatchi         Zenith       Adjustments(1)    Consolidated
                                      Lm            Lm              Lm               Lm               Lm
                            --------------- -------------- --------------- ---------------- ----------------
Turnover
Group and share of joint
   venture                         2,351.1        2,469.6         1,709.6        (2,203.3)          4,327.0
Less:  share of joint
   venture                         (725.1)        (490.9)               -          1,216.0                -
                                   ------         ------          -------          -------          -------
Group turnover                     1,626.0        1,978.7         1,709.6          (987.3)          4,327.0
Cost of sales                     (1,309.9)      (1,600.5)       (1,667.7)            987.2        (3,590.9)
Revenue
------------------------------------------------------------------------------------------------------------
    Ongoing businesses
      and share of joint
      venture                        329.1          397.7            41.9           (42.0)            726.7
    Disposed businesses                7.9            1.5               -                -              9.4
      Less:  share of
      joint venture                 (20.9)         (21.0)               -             41.9                -
------------------------------------------------------------------------------------------------------------
Group revenue                        316.1          378.2            41.9            (0.1)            736.1
Net operating expenses              (292.0)        (348.5)          (40.1)              0.1          (680.5)
------------------------------------------------------------------------------------------------------------
Trading profit from
   continuing operations
   (before exceptional
   operating expenses)
   Ongoing businesses                 24.6           30.6             1.8                -             57.0
   Disposed businesses                 1.7          (0.9)               -                -              0.8
Exceptional operating
   expenses                          (2.2)              -               -                -            (2.2)
------------------------------------------------------------------------------------------------------------
Operating profit                      24.1           29.7             1.8                -             55.6


                                 RECONCILIATION OF UNAUDITED COMBINED AND CONSOLIDATED RESULTS (Continued)
1997                               Combined       Saatchi &
                                     CCG          Saatchi         Zenith       Adjustments(1)    Consolidated
                                      Lm            Lm              Lm               Lm               Lm
                            --------------- -------------- --------------- ---------------- ----------------

Operating profit                      24.1           29.7             1.8              -             55.6
Share of profits less
     loss of joint
     venture and
     associated companies              1.3            0.9               -          (2.2)                -
Non-operating exceptional
     items
     Profit on disposal
     of businesses                    16.5            4.3               -              -             20.8
     Fundamental
     reorganization-demerger
                                    (166.4)          764.5           (4.9)        (626.2)           (33.0)
                                    ------           -----           ----         ------            -----
(Loss)/profit before
     interest and taxation          (124.5)          799.4           (3.1)        (628.4)             43.4
Net dividends paid to
     Saatchi & Saatchi
     companies prior to
     demerger                       (10.4)           10.4               -              -                -
Net interest
     receivable/payable
     and similar charges              4.8          (13.4)             2.2          (2.4)            (8.8)
                                      ---          -----              ---          ----             ----
(Loss)/profit before
     taxation                      (130.1)          796.4           (0.9)        (630.8)             34.6
Taxation                             (9.5)           (8.2)          (1.2)           1.4             (17.5)
                                    ------           -----           ----         ------            -----
(Loss)/profit after
     taxation                      (139.6)          788.2           (2.1)        (629.4)             17.1
Minority interests                   (1.8)           (0.6)             -            0.4              (2.0)
                                    ------           -----           ----         ------            -----
Net (loss)/profit                  (141.4)          787.6           (2.1)        (629.0)             15.1
                                   ======           =====           ====          ======             ====


(1)  Adjustments were made to eliminate
         i)  inter-Cordiant trading
        ii)  the equity accounting by CCG and Saatchi & Saatchi of their 50% holdings in Zenith, and
       iii)  for the 30% share of The Facilities Group treated as an associate by CCG with a corresponding minority interest in Saatchi & Saatchi.

                                 EXHIBIT INDEX

Exhibit               Description

1.1            Consent of Independent Auditor.

2.1            Amended Articles of the Company.

3.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide the Commission with a list of subsidiaries of Cordiant Communications Group plc.