Form 20-F
period 1998-12-31
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 1999-06-29
CIK 1010401

As filed with the Securities and Exchange Commission on June 29, 1999

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

             [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year ended December 31, 1998
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

 Title of each class:                             Name of each exchange on which
                                                  registered:
 Ordinary shares of 50p each represented          New York Stock Exchange, Inc.
 by American Depositary Shares

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 225,461,044
                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes   [ X ]         No   [   ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  [   ]      Item 18  [ X ]

================================================================================

                                      TABLE OF CONTENTS


                                                                                          Page
PART I  4

        Item 1.  Description of Business.....................................................4
        Item 2.  Description of Property....................................................22
        Item 3.  Legal Proceedings..........................................................22
        Item 4.  Control of Registrant......................................................22

        Item 5.  Nature of Trading Markets..................................................23
        Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.........24
        Item 7.  Taxation...................................................................24
        Item 8.  Selected Financial Data....................................................29

        Item 9.  Managements Discussion and Analysis ofFinancial Condition and Results
                 of Operations..............................................................32
        Item 9A. Quantitative and Qualitative Disclosures About Market Risk.................46
        Item 10. Directors and Officers of Registrant.......................................46
        Item 11. Compensation of Directors and Officers.....................................52
        Item 12. Options to Purchase Securities from Registrant or Subsidiaries.............55
        Item 13. Interest of Management in Certain Transactions.............................72

PART II.....................................................................................73

        Item 14.Description of Securities to be Registered..................................73

PART III....................................................................................73

        Item 15.  Defaults Upon Senior Securities...........................................73

        Item 16.  Changes in Securities, Changes in Security
                  for Registered Securities and Use of Proceeds.............................73

PART IV 73

        Item 17.  Financial Statements......................................................73
        Item 18.  Financial Statements......................................................73
        Item 19.  Financial Statements and Exhibits.........................................74

INTRODUCTION

          Unless the context otherwise requires, the following definitions shall have the following meanings in this document:

          "Company" shall mean Cordiant Communications Group plc (previously called Cordiant plc until December 14, 1997).

          "Consolidated Financial Statements" shall mean audited consolidated financial statements and notes thereto of the Company as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 included elsewhere herein.

          "Consolidation" shall mean the share consolidation that occurred as a result of the Demerger.

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

          "Saatchi & Saatchi" or "Saatchi & Saatchi Group" shall mean Saatchi & Saatchi plc and, where the context requires, its subsidiaries, from the date of the Demerger.

          "Saatchi Ordinary Shares" shall mean ordinary shares of 10p of Saatchi & Saatchi plc.

          "Zenith" shall mean Zenith Media Holdings Limited and, where the context requires, its subsidiary undertakings from time to time.

          The Company publishes its consolidated financial statements in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling", "L", "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1998 was L1.00 to $1.66. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1998. The Noon Buying Rate on June 18, 1999 was L1.00 to $1.59.

          References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain and references to the "Articles" are to the Company's Memorandum and Articles of Association.


FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in the "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Industry Background" section relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business - Organization and Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the UK), the general level of advertising expenditures in the Company's markets referred to above, the ability of the Group and its significant customers and suppliers to successfully implement timely Year 2000 solutions and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                     PART I

Item 1.  Description of Business.


GENERAL

          CCG is a global creative  communications  group.  The Group comprises:
Bates Worldwide, one of the largest advertising and integrated communications networks in the world; Scholz & Friends, the largest multinational advertising network headquartered in Germany; HP:ICM, event conference and exhibition managers; a 30% shareholding in The Facilities Group, a pre-production agency; and a 50% shareholding in Zenith Media Worldwide, a global specialist media services and planning agency.

          CCG comprises the ongoing businesses of Cordiant after the Demerger of the Saatchi & Saatchi Group in December 1997. Prior to the Demerger, Cordiant was the holding company for a group of advertising and creative marketing communication businesses, the two largest of which were the advertising networks, Bates Worldwide ("Bates Worldwide") and Saatchi & Saatchi ("S&S").

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

          The rights issue in 1995 enabled Cordiant to be in a better position to focus on revenue growth and margin improvement. As part of this process, Cordiant decided in April 1997 to propose to Cordiant Shareholders the demerger of Cordiant into two autonomous advertising and marketing communications groups. As a result of the Demerger, the CCG Group comprised of the advertising business of Bates Worldwide and Scholz & Friends, together with HP:ICM, a 30 percent shareholding in The Facilities Group and a 50 percent shareholding in Zenith Media Worldwide.

          In 1997, 141 Worldwide was established as a separately branded network within Bates Worldwide, specializing in sales promotion, direct marketing, interactive media and associated activities. Since the Demerger, 141 Worldwide has expanded rapidly and now operates in 40 offices in 31 countries.

          The Group's principal corporate offices are located at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number 011-44-171-262-4343. Information about the Group can be found on the CCG website, www.ccgww.com.

Strategic Objectives

          The Group has three key strategic objectives designed to position its business for profitable growth. By the end of year 2000, CCG aims to: grow revenues from multinational clients (where CCG represents the client in five or more countries) to 40% of CCG's business; grow the share of revenues attributable to the Group's North American operations to 30% of Group revenues; and grow the revenues from diversified marketing services to 30% of total revenues.

Multinational Business

          CCG possesses a truly global advertising network. Bates Worldwide, with 156 offices in over 70 countries, has both the global reach and local creative expertise to provide the Group's clients with the competitive advantage Bates' "Think Global. Act Local."(R) philosophy asserts. While the proportion of revenues coming from multinational clients increased to 33 percent in 1998 from 30 percent in 1997, CCG's revenue contribution from multinational clients remains below that of its major competitors. The Company seeks to exploit opportunities to build existing local client relationships into profitable regional and global partnerships. This has been, in the Company's experience, an important source of new multinational business in 1998, and an avenue we intend to exploit further in 1999.

North America

          In 1998, revenue attributable to the Group's North American operations represented 24 percent of total revenues, up from 22 percent in 1997. North America has been the Group's best performing region in terms of improved profitability in 1998, with strong organic growth being bolstered by the acquisition of diversified services businesses.

          Taking the industry as a whole, North America accounted for approximately 40 percent(1) of worldwide advertising expenditure in 1998, with an even greater proportion of global spending being controlled from the region. With approximately 24 percent of the Group's revenues coming from North America, CCG is currently under-represented in this important market. CCG intends to further build its operations in the region to 30 percent of Group revenues by a combination of organic growth and value-enhancing acquisitions.

----------------
(1) Source: Zenith Media Worldwide, Advertising Expenditure Forecasts, January 1999.

Diversified Marketing Services

          Although, according to industry sources, approximately 45 percent of worldwide advertising expenditure in 1998 was directed towards major media advertising, the Group believes that an increasing proportion is spent on other marketing disciplines such as direct marketing, sales promotion, consulting and research, public relations and other specialist communications. The rapidly increasing cost of traditional media, combined with clients' increasing desire for integrated marketing solutions, suggests that diversified services will grow more rapidly than traditional media advertising over the next five years. CCG has sought to capitalize on these market developments by developing 141 Worldwide into a highly effective global network offering common methodologies in sales promotion, direct marketing, events marketing, interactive media, merchandising and sponsorship across the globe. 141 Worldwide increased its representation to 40 offices in 31 countries in 1998. The Group intends to open a further 10 offices in 1999, servicing multinational clients across Continental Europe, Asia Pacific and Latin America. In 1998, diversified marketing services represented 22 percent of Group revenues, an increase of 2 percent over 1997, towards our target of 30 percent by 2000.


CORPORATE DEVELOPMENTS

The Demerger

          On April 21, 1997, the Board of Directors of Cordiant announced its decision to recommend to its shareholders that they approve a spinoff or demerger of Saatchi & Saatchi from Cordiant (the "Demerger") with the remaining businesses renamed CCG. The Demerger was motivated by the desire to allow each of CCG and Saatchi & Saatchi to stand on its own and to allow the primary advertising agencies of the CCG Group and the Saatchi & Saatchi Group, namely Bates Worldwide and S&S, to respond more quickly to client needs and opportunities. The Demerger took effect on December 15, 1997 and, from the effective date of the Demerger (the "Effective Date"), CCG and Saatchi & Saatchi have operated as separate public companies and neither CCG nor Saatchi & Saatchi beneficially owns any shares of the other. As a result of the Demerger, CCG and Saatchi & Saatchi each own a 50 percent shareholding in Zenith.

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

          Property Guarantees

          The following outstanding guarantees by CCG companies of obligations of certain companies in the Saatchi & Saatchi Group were not released in connection with the Demerger: (i) the Saatchi & Saatchi Group's lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $17.9 million subject to periodic rent reviews; and (ii) the Saatchi & Saatchi Group's lease of premises at 21 Dukes Road, London, for a term expiring on October 31, 2016 with a tenant's right to break on October 31, 2006 with a current annual base rent is L255,882, subject to periodic rent reviews. In the Demerger Agreement, Saatchi & Saatchi agreed to give additional, or in some cases substitute, guarantees and to indemnify CCG against any liability in its preexisting guarantees.

          Bank Facilities

          In connection with the Demerger, the management of Cordiant allocated the consolidated indebtedness of Cordiant between CCG, the Saatchi & Saatchi Group and Zenith. Under an Agreement dated September 30, 1997 between Cordiant, various other members of the CCG Group, The Bank of New York and Midland Bank Plc as Arrangers and certain banks and financial institutions (the "Bank Facility Agreement"), the CCG Group established new banking arrangements. The banking arrangements are described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

          In addition, Zenith entered into an agreement (the "Zenith Facility Agreement") providing a L21.5 million secured reducing multi-currency revolving credit facility (the "Zenith Facility"). The Company and Saatchi & Saatchi provided unlimited guarantees to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantees is to be shared equally.

          At December 31, 1998 the amount outstanding under the Zenith Facility was L20.5 million. These facilities amortize by L2 million in each of 1999 and 2000 and L4 million in 2001, with the balance due in 2002. In addition, the Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimus of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of the business of any subsidiary).

          The Zenith Facility Agreement requires Zenith to comply with various financial covenants relating to gross interest cover, maximum gross debt and gross capital expenditure. It also contains provisions whereby under certain specified events of default, amounts made available could be declared immediately due and payable. In addition to customary events of default, these events include defaults by certain companies in the Zenith Group in respect of indebtedness over specified limits or in circumstances where there has been a change of control of Zenith.

Ownership and Operation of Zenith Media Worldwide

          Zenith Shareholders' Agreement

          The Company, Saatchi & Saatchi, Saatchi & Saatchi Holdings Limited ("Holdings") and Zenith, with effect from the Effective Date, entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") to regulate the relationship between the Company and Holdings as shareholders of Zenith. Saatchi & Saatchi is a party to the Zenith Shareholders' Agreement in order to guarantee the obligations of Holdings.

          The Zenith Shareholders' Agreement makes provision for the operation of Zenith including: the composition of executive and non-executive management; matters that require consent of both shareholders before they can be undertaken by Zenith (alteration of capital structure, annual business plan and contracts out of the ordinary course of its business or not at arm's length terms); the transfer of shares of Zenith; resolution of disputes both between shareholders and Zenith and clients of the shareholders and Zenith.

          Seventy-five percent of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder may be retained by Zenith.

          The Zenith Shareholders' Agreement prohibits the transfer of shares in Zenith, except in certain limited circumstances. It also contains options whereby one shareholder is entitled to acquire all of the Zenith shares of the other shareholder in the event that: (i) the other shareholder becomes insolvent; (ii) the other shareholder experiences a change of control and following which there is a material breach of any of the terms of the media services agreement (described below) to which that shareholder is a party which either is not capable of remedy or is not remedied within a certain period; or
(iii) the other shareholder terminates the media services agreement to which it is a party.

          The Zenith Shareholders' Agreement will remain in force until (i) either shareholder acquires all of the shares in Zenith held by the other, (ii) an order is made or resolution is passed for the winding up of Zenith or (iii) a third party acquires all of the shares of Zenith.

          Both CCG and Saatchi & Saatchi have guaranteed the new Zenith bank facilities described above.

          Zenith Media Services Agreements

          Pursuant to the Demerger Agreement, at the time the Zenith Shareholders' Agreement was entered into, each of the Group and Saatchi & Saatchi entered into a media services agreement with Zenith. Under the terms of these agreements the shareholders each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each shareholder. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

          Each of the media services agreements will terminate on December 31, 2000 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.

Ownership and Operation of The Facilities Group

          The Company, Saatchi & Saatchi, Saatchi & Saatchi (Central Services) Limited ("SSCSL") and The Facilities Group Limited ("The Facilities Group"), with effect from the Effective Date, entered into a shareholders' agreement ("The Facilities Group Agreement") in order to regulate the relationship between the Company and SSCSL as shareholders of The Facilities Group. Saatchi & Saatchi is a party to that agreement in order to guarantee the obligations of SSCSL. The Company holds 30 percent of the outstanding shares of The Facilities Group and Saatchi & Saatchi holds 70 percent. The Facilities Group Agreement makes provision for the operation of The Facilities Group, including the composition of executive management and the transfer of shares.

          The distributable profits of The Facilities Group will be divided between shareholders in the proportions in which The Facilities Group receives revenue from clients of each shareholder. Revenue of The Facilities Group not attributable to clients of either shareholder will be divided in proportion to the shareholdings. It also contains options whereby one shareholder is entitled to acquire all of the shares in The Facilities Group of the shareholder in the event that: (i) the other shareholder becomes insolvent; or (ii) the other shareholder suffers a change in control.

          The Facilities Group Agreement will remain in force until (i) either shareholder acquires all of the shares in The Facilities Group held by the other, (ii) an order is made or resolution is passed for the winding up of The Facilities Group or (iii) a third party acquires all of the shares of The Facilities Group.

Employee Benefits Plans

          CCG employees are members of a number of pension schemes throughout the world, but principally in the UK and the US. CCG currently operates two principal UK pension schemes: a defined benefits scheme (the Cordiant Group Pension Scheme) and a defined contribution scheme (the Cordiant Group Money Purchase Pension Plan). Since the Demerger, CCG employees have remained members of these schemes.

          Employees of the Saatchi & Saatchi Group and Zenith have continued their membership in both schemes during the year pursuant to Inland Revenue approval. The Company and Saatchi & Saatchi have agreed that, at the end of a transitional period, Saatchi & Saatchi's members within the two UK pension schemes will be given the opportunity to transfer to new pension arrangements being set up by Saatchi & Saatchi. A transfer payment determined by the trustee of the two UK pension schemes, having taken actuarial advice, will be made to the new Saatchi & Saatchi pension arrangements in respect of the accrued rights under the relevant UK pension scheme of those members who request a transfer. The same provisions apply to employees of Zenith who are members of CCG's UK pension schemes.

          The  arrangements  with respect to options under the CCG Share Schemes
are   described  in  "Options  to  Purchase   Securities   From   Registrant  or
Subsidiaries."

Other Provisions of the Demerger Agreement

          Network Affiliates

          Prior to the Demerger, there were over 40 affiliated agencies of S&S around the world in which the Saatchi & Saatchi Group held only a minority interest or no equity interest. Prior to the Demerger, the relationship with these affiliates was in most cases governed by a "network membership agreement" between the affiliate and Cordiant, on behalf of S&S. Under these agreements, the affiliate was given the sole license to use the "Saatchi & Saatchi" name in relation to advertising services in a specified territory and received certain services and referrals of clients from S&S, in return for paying to Cordiant fees based on income earned by the affiliate. In most cases, these agreements provided for termination by either party on 3 months' notice.

          Pursuant to the Demerger Agreement, CCG and the Saatchi & Saatchi Group endeavored to obtain the agreement of the S&S affiliates to the novation of their network membership agreements, so that Saatchi & Saatchi succeeded to all of the rights and obligations of Cordiant under these agreements with effect from completion of the Demerger. To the extent that such agreement was not obtained prior to the Effective Date, CCG continues to hold these agreements for the benefit of the Saatchi & Saatchi Group pending novation or termination and the Saatchi & Saatchi Group is responsible for ensuring that all obligations of CCG thereunder are performed. Similar arrangements exist in relation to agreements with Zenith affiliates.

          Disputes

          The Demerger Agreement sets out agreed procedures to be followed by the Company, Saatchi & Saatchi and Zenith in seeking to resolve any dispute that may arise between any of them under or in connection with the Demerger Agreement, other than disputes arising under the Zenith Shareholders' Agreement.


ORGANIZATION AND SERVICES

          The Group's operations consist of advertising and other creative marketing services including direct marketing, media services, sales promotion, production services, interactive media and market research. In 1998, the Group's largest five clients accounted for 19.6 percent of revenues. The two largest clients accounted for 5.7 percent and 5.3 percent, respectively, of total revenues. The Group's principal activities are organized as follows:

         Organization                         Activities

Bates Worldwide                   Advertising and integrated communications
Scholz & Friends                  Advertising and integrated communications
The Campaign Palace               Advertising and integrated communications
141 Worldwide                     Diversified marketing services
The Decision Shop                 Strategic marketing and research
HP:ICM                            Live communications
Zenith Media Worldwide(1)         Media services
The Facilities Group(2)           Production services

--------------------

(1)  Owned 50 percent by the Company, 50 percent by Saatchi & Saatchi
(2)  Owned 30 percent by the Company, 70 percent by Saatchi & Saatchi


          During 1998, advertising services accounted for 78 percent of CCG's ongoing revenues and other diversified marketing services accounted for 22 percent.

 Advertising and Integrated Communications

          The Group's advertising agencies are principally involved in the creation of advertising and marketing programs for products, services, brands, companies and organizations. These programs involve various media such as television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media, as well as techniques such as direct marketing, sales promotion and design. The creation of advertising and marketing materials includes the writing, designing and development of concepts. When the concepts have been approved by the client, the agency supervises the production of materials necessary to implement that program. These include film, video, print and electronic materials, which are produced externally.

          The agencies often perform a strategic planning function which involves analysis of the particular product, service, brand, company or organization against its competitors and the market.

          The Group's agencies also evaluate the choice of media to reach the desired market most efficiently. In the case of global and regional campaigns, the Group's networks, Bates Worldwide and Scholz & Friends, plan and coordinate the implementation of their program through their networks of national agencies.

          The Group's agencies are involved in buying media space and time for their clients. This is executed by Zenith, by the agencies' in-house teams or sourced from external suppliers.

          Bates Worldwide

          Bates Worldwide is a global advertising and integrated communications network. With 156 owned or affiliated offices located in over 70 countries, the network is characterized by a strong local presence and an entrepreneurial management style. In 1998, Bates Worldwide (including 141 Worldwide, The Campaign Palace and The Decision Shop) accounted for 86 percent of CCG's revenues.

          Bates Worldwide's creative approach is derived from each product's Unique Selling Proposition ("U.S.P.(TM)"), in the belief that the foundation for effective communication is a strong selling proposition. Bates Worldwide, the U.S.P. agency, adheres to the operating philosophy of "Think Global, Act Local"(R), which reflects both the networks' global reach and its creative expertise at a local level.

          Organizational Developments

          Expanding out from its advertising base, Bates Worldwide is energetically building its total integrated service capacity. Most notably, in 1997 141 Worldwide was established as a separately branded network with special expertise in sales promotion, direct marketing, interactive media, and associated activities. Strategic acquisitions were also made in 1998 to strengthen Bates Worldwide's diversified services capabilities. In North America, Churchill Public Relations, a business to business PR, advertising and research company, and The Criterion Group, a travel and tourism specialist, were acquired.

          As part of CCG's commitment to provide an enhanced service to its international clients, a number of acquisitions were made in Latin America. In Argentina, Bates Worldwide purchased Fernando Fernandez and merged it with Verdino Bates. It also acquired an equity interest in Newcomm Bates in Brazil. During 1998, a regional new business team was established in Miami to develop pan regional Latin American business.

          In addition, a number of small "in-fill" acquisitions were made, primarily in Continental Europe, either to support the development of 141 Worldwide or to strengthen existing operations.

          Clients

          Bates Worldwide has a broad client base. In 1998, Bates Worldwide's 10 largest clients accounted for 24 percent of CCG's revenues in 1998.

          A representative selection of Bates Worldwide's current major clients is set forth in the table below:

          Client                                           Years a Client
          ------                                           --------------

          Allied Domecq                                          1
          B.A.T. Industries                                      31
          Estee Lauder                                           31
          Fort James                                             4
          HSBC                                                   19
          Hyundai                                                14
          Kingfisher                                             17
          Nokia                                                  5
          Ralston Purina                                         18
          Roche Nicholas                                         22
          Safeway Stores plc                                     13
          SEAT International                                     1
          Warner-Lambert                                         40
          Wendy's International                                  12

          Bates Worldwide enjoyed strong new business performance in 1998, both from new clients (including SEAT and Allied Domecq) and existing clients (including Warner-Lambert and B.A.T.). This new business performance coincided with the formation of a dedicated global new business team. This team's twofold task is to pursue new global clients and to actively encourage the expansion of local client business into regional and global partnerships.

          Reputation and awards

          During 1998 Bates Worldwide agencies around the network won recognition at a number of international and creative awards competitions. Bates Norway and Delvico Bates won awards at Cannes and at the Clio Awards. In Asia, regional client Nokia won the "Advertiser of the Year" award, while Bates Hong Kong won several awards at the Hong Kong AAAA's awards, including the Grand Prize for Best of Show. Bates Midwest won recognition at the regional Midwestern Addy's, while Bates Southwest won the prestigious American Research Federation's David Ogilvy award, and Bates Canada took numerous awards, including one at the International Advertising Festival in Montreux for its Dentyne Ice TV advertising.

          The Campaign Palace

          The Campaign Palace is a full-service advertising agency operating in Australia and New Zealand as a separately branded creative agency within Bates Worldwide.

          In 1998, Australia's marketing magazine, `B&T Weekly' chose The Campaign Palace as Agency of the Year, which added to a number of international creative awards from prestigious festivals such as Cannes, the Clio Awards and the Australian Television Awards. During 1998, the Campaign Palace had a number of new business wins, including Cable & Wireless, Gatorade, DHL and department store, Georges.

          Part of The Campaign Palace is The Media Palace, a media planning and strategy consultancy. The Media Palace has a core philosophy that media should be a lead discipline in advertising developments and should drive the communications process. New clients in 1998 included Pepsico, Lion Nathan, Whitehall Laboratories and Paramount Foods. The Media Palace was successful at the 1998 Australian Advertising Media Awards, winning four of the silver categories including Best Use of Outdoor, Best Use of Radio, Best Use of Magazine and Best Use of Multimedia. In 1999, The Media Palace operation is planned to extend to New Zealand.

          Scholz & Friends

          Scholz & Friends is the largest German-based multinational network(2) with 13 offices operating across Europe. Scholz & Friends provides clients with a wide range of marketing services including advertising, sales promotion, public relations, direct marketing, design, consulting and interactive media. CCG currently owns 90 percent of Scholz & Friends. During 1998, the network accounted for approximately 12 percent of CCG's revenue.

------------
(2)  Source:  Advertising Age, Agency Report April 1999.

          With its headquarters in Germany, Scholz & Friends' most significant clients include major German companies such as Deutsche Bank, Deutsche Telekom, Frankfurter Allgemeine Zeitung, Lufthansa, Mercedes, Schwarkopf/Henkel and Tchibo.

          In 1998, Scholz & Friends won new business from new and existing clients including Yellow Pages, RWE Energie, CNBC, Bastos, Berliner Sparkasse and Deutsche Telekom. Its only significant loss in 1998 was BMW.

          Scholz & Friends further consolidated its integrated marketing services capabilities to clients in 1998, acquiring Market Lab AG, a corporate consulting firm, and Scholz & Friends NeuMarkt, an agency specializing in mail order and sales.

          In 1995, Scholz & Friends moved from operating independently within the Bates Worldwide network to operating as an independent network. The Scholz & Friends network has expanded to include 13 offices in 11 European countries, with the Asia Pacific region served by a central office in Singapore. In the Middle East, the Balkan region and the Baltic countries, Scholz & Friends operates affiliate relationships with partner agencies. The expansion of Scholz & Friends was further developed in 1998 with the opening of a new office in London and Moscow.

          Scholz & Friends has developed a "family" system by dividing the agency into independent agency units. Each unit or "family" operates autonomously within the agency, headed by a managing director and creative director. This concept has been extended across the Scholz & Friends network, providing clients with a coordinated response from experienced local management.

          Scholz & Friends' creative abilities have been recognized by over 150 awards in competitions such as Cannes, the Clio Awards, Epica, Effie, the Moscow and New York Festivals and ADC. In 1998, its campaign on behalf of the Frankfurter Allgemeine Zeitung became the first ever to be voted "Best Campaign of the Year" on three different occasions.

Diversified Marketing Services

          CCG has been developing a number of its diversified marketing services as separately branded operations. These businesses have potential for high-margin revenue growth and the Company expects them to enhance the network's ability to generate global client accounts. The services provided are set out below.

          141 Worldwide

          141 Worldwide is a global network specializing in diversified marketing services, offering expertise in a wide range of activities including sales promotion, direct marketing, event marketing, merchandising, sponsorship, design and interactive media. Launched in 1997 as a separately branded network within Bates Worldwide, 141 Worldwide has grown rapidly and now comprises 40 offices in 31 countries.

          The network has over 250 clients worldwide, with over 50 percent of revenues coming from multinational clients. Major clients include 3M, British American Tobacco, Coca-Cola, Heineken, Roche, Warner Lambert and Nokia. New business was gained in 1998 from both new and existing clients, including Heinz, Coca-Cola, Philips, HSBC and Moet et Chandon. New assignments in 1999 include the design of the Lucky Strike and 555 liveries for British American Racing's Formula 1 team.

          141 Worldwide has developed internet marketing expertise in four regional centers: New York, London, Sydney and Singapore. Work includes the design, creation and maintenance of websites and the development of marketing opportunities on the Internet for clients' products. Internet-related revenues accounted for 5 percent of 141 Worldwide's business in 1998.

          141 Worldwide's international network operates to standard practices and a unified philosophy utilizing two operating systems: the 141 Management system is used by the network to guide clients from strategic development through to the execution of creative work; the 141 Creative Project Flow is a methodology used to help clients understand better the creative process used by the network. There is also a central 141 Networking office in London to transfer knowledge of the latest research and legislation across the network.

          The development of 141 Worldwide is key to CCG's strategic objective that 30 percent of total Group revenues be derived from diversified marketing services by the year 2000. The Company expects continued development of the 141 Worldwide brand from both organic growth and strategic acquisitions.

Strategic Marketing and Research

          The Decision Shop

          The Decision Shop is a strategic marketing and research business within Bates Worldwide specializing in brand positioning research, consultancy and econometric modeling. The Decision Shop provides analytical skills that assist multinational clients to reposition their key brands for future growth.

          The Decision Shop's work has included the global repositioning project for Smirnoff Vodka, which followed work for other IDV brands such as Baileys Irish Cream, J&B Whisky and Metaxa. The Decision Shop has also conducted the European repositioning of the Electrolux white goods range and the launch of Nicorette and Zovirax in the pharmaceutical fields, alongside similar work for clients such as B&Q, Mars, Bang & Olufsen, Tchibo Coffee, Esso, Diners Club, Miller beer, 3M Scotchgard and Hyundai. In all, The Decision Shop has conducted over 100 brand positioning studies around the world using its proprietary Brand Essence Programme technology.

          In 1998, the company launched the N-Vision positioning program, an integrated solution in brand positioning. This followed the introduction of Brand Health, a program to assess the value to brands of alternative marketing and communications strategies. Brand Health, which is both evaluative and diagnostic, is of increasing relevance in the increasingly accountable world of marketing communication. A major project was completed for Shell in this area during the year.

Live Communications

          HP:ICM

          HP:ICM is a leading specialist communications agency providing creative and production consultancy in the areas of live events, exhibitions, film, video, multimedia and brand experience. The agency provides a full service to its clients, from strategic and creative development through to design, production and implementation. HP:ICM provides a complete service to clients to successfully operate live events, embracing all key supports such as delegate management, film and video production, graphic design, print and interactive media. The company's end products take many forms, such as displays at visitor centers, exhibition stands, conferences, internal corporate television networks, trans-continental roadshows, multi-media training programs and corporate videos. The agency is based in London although approximately half of its revenues are generated outside the UK.

          During 1998, HP:ICM earned creative recognition at awards ceremonies including the ITMA Gold Award for Delegate Management and the Marketing Event Gold Award for Best Product launch. In 1998, Televisual Magazine named HP:ICM as the UK's number one Live Communications agency for the fourth consecutive year.

          Major assignments in 1998 included the Global Dealer launch of the new Opel/Vauxhall Astra for General Motors, the second Asia-Europe summit meeting in London, and the British Pavilion at Expo '98 in Lisbon. The company has also staged dealer launches for General Motors' Frontera, Zafira and Vectra models throughout Europe, and designed two zones within the much publicized Millennium Dome in London.

Production Services

          The Facilities Group

          Based in central London, The Facilities Group provides a broad range of technical and creative services to clients in the areas of design, print, production, artwork, audio visual, multimedia and television production. The Facilities Group was created to offer clients a quicker, more efficient service by maximizing the potential of new technology in the management of advertising production processes. The Facilities Group is jointly owned by the Company and Saatchi & Saatchi, with the Company holding a 30 percent stake.

          In addition to providing for the majority of press, television, design and new media production requirements of it shareholders, The Facilities Group has continued to expand its list of external clients.

          New business wins from external clients during 1998 included an 18 month assignment to produce brochures for Toyota Europe and a two year assignment from Woolworth's to produce home shopping and corporate brochures. Other wins included retail advertising and production projects for Staples, the production of annual reports for Premier Oil and Signet plc, property brochures for the Millennium Dome/Greenwich Peninsula project and assignments from Cosmopolitan magazine.

Media Services

          Zenith Media Worldwide

          Zenith Media Worldwide is a specialist media agency, providing media planning, buying, evaluation and consultancy services to its clients. Zenith is headquartered in London and has 51 offices or affiliated agencies in 28 countries across the world.

          Zenith provides its services to clients of Bates Worldwide and S&S. In addition, in 1998 approximately 60 percent of its revenues were generated from Zenith's list of direct clients.

          Zenith has invested in recruiting, training and retaining talent and in providing these people with sophisticated proprietary media systems under the brand name Zenith Optimization of Media, ZOOM(TM). This includes the upgrading and the standardization of hardware and software platforms across its network, the development of Intranet Communications with clients and the launch of global and national optimization systems and research such as ZOOM Wizard, ZOOM Merlin, ZOOM Mediamaps and ZOOM Director.

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


PERSONNEL

          As of June 1, 1999, CCG employed approximately 5,100 people worldwide. The success of CCG's advertising and media services businesses, like that of all other advertising agencies, depends largely on the skill and creativity of their personnel and their relationships with clients. CCG believes that its relationship with its employees is good.

ACQUISITIONS & DISPOSALS

          Acquisitions

          During 1998, CCG made the following acquisitions:

          In the US, The Criterion Group, Inc., a company specializing in marketing for the travel and tourism industry, was acquired and renamed Bates Travel and Tourism, Inc. Churchill Group, Inc., a public relations company, and Churchill Advertising, Inc., a business to business advertising company, were acquired and renamed Bates Churchill Group, Inc. and Bates Churchill Advertising Group, Inc., respectively.

          In Australia, a 24.9 percent holding in The Communications Group Pty Ltd. (the holding company for the Company's Australian businesses), was acquired, giving the Group 100 percent control.

          In Argentina, the Group's 10 percent investment in Verdino Bates SA was increased, at the same time acquiring and merging with it Fernando Fernandez SA, to give a 63 percent holding in the merged entity which was renamed Verdino Bates Fernando Fernandez SA. Also, in December 1998, the Group acquired a 32 percent equity interest in Newcomm Bates SA in Brazil; the effect of this acquisition will be reflected in the Group's 1999 financial results.

          In Europe, small acquisitions were made of a 50.8 percent interest in EMC Starke & Gerlach GmbH, the holding company of 141 Germany Promotion and Communication GmbH, 51 percent of Kontoret As Reklamebyra in Norway, and the business of Not Just Film BV in the Netherlands which was merged into Bates Nederland BV, renamed Bates Not Just Film BV.

          During 1997, Cordiant made the following acquisitions: a 51 percent interest in Grapple Group 141 (Pty) Ltd., a South African company; a further 25 percent interest in X/M Harrow Pty Limited, an Australian company, raising its holding to 75 percent; and Scholz & Friends GmbH acquired a further 33 percent interest in Scholz & Friends Dresden GmbH, in Germany, increasing the Group's effective holding of Scholz & Friends Dresden to 76.5 percent.

          During 1996 the minority 47.4 percent of the share capital of Saatchi & Saatchi Advertising SA in France was acquired by Cordiant. The acquisition was completed in September 1996, but for accounting purposes the minority was treated as having been acquired on January 1, 1996.

          In May 1996, Cordiant acquired a further 10.7 percent interest in the share capital of Scholz & Friends GmbH in Germany, increasing its holding to 90 percent. During the second half of 1996, Cordiant made the following acquisitions: 51 percent in each of two South African agencies, BLGK Advertising (Proprietary) Limited and Saatchi & Saatchi Klerk & Barrett Holdings (Proprietary) Limited; the minority interest in BSB Saatchi & Saatchi MC Limited in Poland; and a 50 percent stake in X/M Harrow Pty Limited.

          Disposals

          During 1998, CCG divested itself of a controlling interest in Bates Japan Ltd to retain a 31 percent share of the company now operating as a joint venture and renamed Saatchi & Saatchi Bates Yomiko KKK. Neither a profit nor a loss arose from this restructuring.

          In October 1997, Cordiant completed the sale of NRG. See Note 2 in the Notes to Consolidated Financial Statements.

          In September 1995, the Kobs & Draft Worldwide network ("KDW") was sold to its management by Cordiant. In 1996 KDW was sold by its management to The Interpublic Group of Companies. This transaction resulted in the receipt of contingent consideration by Cordiant, as specified in the 1995 sale agreement between Cordiant and KDW Management. As a result, Cordiant recognized further gains in 1996 and 1997.

GEOGRAPHIC COVERAGE

          CCG serves clients in all of the world's major advertising markets.

               Geographic analysis of CCG ongoing revenue in 1998

                                                        Percentage of
                                                    worldwide major media
                               Percentage of             advertising
                                CCG revenue            expenditure(1)
                                    (%)                      (%)
--------------------------------------------------------------------------
UK                                13.2                     4.1
The Americas                      24.3                    48.3
Continental Europe                35.9                    26.0
Asia Pacific                      26.6                    21.6
Total                            100.0                   100.0


(1) Source: Zenith Media Worldwide, Advertising Expenditure Forecasts, January 1999.

          CCG's global reach is reflected in its geographical revenue mix.

          North America was CCG's best performing region in 1998, in terms of improved profitability. Taking the industry as a whole, North America accounts for approximately 40 percent of worldwide advertising expenditure. With only 24% of its revenues coming from North America, CCG is currently underrepresented in this important market. The Group intends to further build its operations in this region, with an initial target of 30 percent of Group revenues set for the year 2000.

          Continental Europe represents approximately 36 percent of Group revenues, reflecting CCG's principal businesses, Bates Europe and Scholz & Friends.

          Asia Pacific represents approximately 27 percent of Group revenues, with Australasia alone representing approximately 17 percent of Group revenues. The worst affected economies of South East Asia represent less than 2 percent of Group revenues.

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

REGULATION

          Governments, government agencies and industry self-regulatory bodies in the various countries in which the Group operates continue to adopt legislation and regulations which directly or indirectly affect the form, content and scheduling of advertising and other communications services, or otherwise affect the activities of such businesses and their clients. Certain of the legislation and regulations relate to considerations such as truthfulness, substantiation, interpretation of claims made and comparative advertising. In addition, there is a tendency toward restrictions or prohibitions relating to advertising for such products as pharmaceuticals, tobacco and alcohol.


Item 2.  Description of Property.

          CCG leases all its premises. The principal properties leased by CCG are as follows:



---------------------------------------------- ------------ --------------------- ------------------ ----------------
                  Location                        Area          Annual Base           Next Rent        Expiration
                                                 Sq. Ft.      Rental-Millions        Review Date        of Lease
---------------------------------------------- ------------ --------------------- ------------------ ----------------
498 Seventh Avenue                               204,000           $6.0                  2004             2014
New York, New York

121-141 Westbourne Terrace                        62,500           L1.5                  --               2003
London, England
---------------------------------------------- ------------ --------------------- ------------------ ----------------

          In addition, in respect to Landsdowne House, Berkeley Square London, England CCG leases 103,000 square feet at an annual rental of L6.5 million which is sublet for mainly coterminous periods as CCG at an average annualized rental of approximately L6.1 million during 1998. A further 72,000 square feet at an annual rental of L3.1 million is sublet on a short-term basis at an average annualized rental of approximately L1.9 million during 1998.

          At December 31, 1998, CCG's owned and leased properties and fixtures (including furniture and equipment) had a net book value of L11.9 million ($19.8 million).

          CCG considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1998, L33.2 million ($55.1 million) had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.


Item 3.   Legal Proceedings.

          CCG has no material pending legal proceedings.


Item 4.   Control of Registrant.

          The Company is not owned or controlled by any government or by any other corporation.

          The following table lists, as of June 1, 1999, the total number of Ordinary Shares owned by the Directors and officers of the Company as a group.

                     Identity of
Title of Class       Person or Group           Amount Owned    Percent of Class

Ordinary Shares      Directors and officers of     183,218            0.1%
                     the Company as a group

          The Directors have also been notified of the following non-beneficial holdings of ten percent or more of the issued Ordinary Share capital of the Company as of June 1, 1999:

                     Identity of
 Title of Class      Person or Group           Amount Owned    Percent of Class

 Ordinary Shares     Phillips & Drew Fund       46,378,279          20.4%
                     Management

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


                                              Pence Per        Translated into
                                           Ordinary Share        US Dollars
                                           High      Low       High       Low
  1997    First Quarter..............      123.5      98.5     2.01       1.60
          Second Quarter.............      135.5     120.0     2.22       1.97
          Third Quarter..............      135.0     118.0     2.27       1.90
          Fourth Quarter.............      134.5     100.0     2.20       1.67

  1998    First Quarter..............      123.5      88.5     2.07       1.46
          Second Quarter.............      135.5     115.5     2.26       1.93
          Third Quarter..............      133.5     101.5     2.20       1.67
          Fourth Quarter..............     112.5      95.0     1.86       1.62

  1999    First Quarter..............      167.0     107.5     2.72       1.78
          Second Quarter.............
           (through June 23, 1999)         192.0   155.5       3.11       2.49

          The Ordinary Shares trade in the US on the New York Stock Exchange, Inc. in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents five Ordinary Shares. The depositary for the ADSs is The Bank of New York (the "Depositary"). The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions. The Company believes that, as of June 1, 1999, 14.27 percent of the outstanding Ordinary Shares, which are represented by ADSs, were held in the US by 647 record holders and 0.16 percent of the Ordinary Shares were held in the US by approximately 45 record holders. CCG estimates that, as of June 1, 1999, an additional 11.28 percent of the Ordinary Shares are owned beneficially by US persons giving an aggregate US holding of 25.7 percent.

                                                           US dollars per
                                                                 ADS
                                                           High       Low
1997
    First Quarter ........................................ 6          4 5/8
    Second Quarter ....................................... 6 7/8      5 5/8
    Third Quarter......................................... 6 11/16    5 1/2
    Fourth Quarter........................................ 9 1/2      5 3/8
1998
    First Quarter........................................ 10 11/16    7
    Second Quarter....................................... 12 1/4      9 1/2
    Third Quarter........................................ 11.13/16    8.1/2
    Fourth Quarter....................................... 10 3/8      8 1/4

1999
    First Quarter........................................ 13 5/8      9 1/4
    Second Quarter........................................15 1/2     12 7/16
       (through June 23, 1999)


Item 6.   Exchange Controls and Other
          Limitations Affecting Security Holders.

          There are no limitations on the rights of nonresident or foreign persons to hold or vote with Ordinary Shares imposed by the laws of the UK or by the Company's Articles other than those which are customary and generally applicable to all shareholders. In particular, Article 151 of the Company's Articles provides that a member who has no registered address within the UK and has not notified the Company in writing of an address within the UK for the service of notice, shall not be entitled to receive notice from the Company.


Item 7.   Taxation.

          The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of American Depository Receipts ("ADRs") or Ordinary Shares in the Company who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention").

          Subject to the following paragraph, this summary is based on current UK tax law and practice as of the date of this filing and is subject to any changes in UK tax law and practice (including changes in the Convention) occurring after that date. As the following discussion is only a general summary, it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Investors should, therefore, consult their own tax advisers about their UK tax position in relation to the Company including the particular tax consequences to them of owning and disposing of ADRs or Ordinary Shares.

          The discussion of UK tax is based on current UK tax law as potentially amended by the Finance Bill 1999. The Chancellor of the Exchequer's Budget was delivered on March 9, 1999, containing proposals for enactment in the Finance Act 1999.


United Kingdom Taxation of Dividends and Refunds of Tax Credits

          For the purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary Shares represented by the American Depositary Shares ("ADSs") that are evidenced by such ADRs.

          The payment by the Company of a dividend in respect of the Ordinary Shares generally gives rise to a tax credit in the hands of shareholders who are UK resident individuals. As from April 6, 1999, the rate of the tax credit is 10% of the sum of the cash dividend and the tax credit.

          Under the Convention, certain US Holders who receive a dividend from a UK company are entitled in certain circumstances to claim from the Inland Revenue payment of the tax credit or part of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax. However, as from April 6, 1999, as a result of a reduction in the rate of tax credit to 10%, the withholding tax will eliminate or virtually eliminate the Tax Credit Refund. In view of this, the availability of Tax Credit Refunds under the Convention is not discussed any further in this summary. US Holders should consult their own tax advisers as to the availability or otherwise of Tax Credit Refunds as from April 6, 1999.

          The Convention further provides, subject to various exceptions and limitations set our therein, that, although dividends paid by a UK resident company may be taxed in the UK, if the beneficial owner of such a dividend is a US Holder, the tax so charged is not to exceed the tax withheld from the Tax Credit Refund.

United Kingdom Taxation of Capital Gains

          Holders of ADRs or Ordinary Shares who are US citizens or residents of the United States for US federal income tax purposes, and who are not resident nor ordinarily resident in the United Kingdom for UK income tax purposes, will not normally be liable to UK taxation of capital gains arising on the disposal or deemed disposal of their ADRs or Ordinary Shares, unless the ADRs or Ordinary Shares are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency or, in certain circumstances, their non-UK residence is only temporary. However, US citizens and residents holding ADRs or Ordinary Shares may be liable for taxation of such gains under the laws of the United States.


United Kingdom Inheritance and Gift Tax

          UK Inheritance Tax ("IHT") is a tax charged, broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g., gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g., a transfer into discretionary trust), or it may be potentially exempt (e.g., an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

          Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L223,000 (for chargeable transfers made on or after April 6, 1998). The March 1999 Budget has proposed that this should be increased to L231,000 as from April 6, 1999. In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L223,000 (or L231,000) "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20% on lifetime chargeable transfers and 40% on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

          IHT is chargeable upon the worldwide assets of individuals who are domiciled or deemed to be domiciled in the United Kingdom, and upon the UK situate assets of individuals domiciled elsewhere.

          Accordingly, an individual who is domiciled in the United States and is not deemed to be domiciled in the United Kingdom for IHT purposes is only within the scope of IHT to the extent of his UK situate assets. These will include Ordinary Shares in the Company which are registered in the United Kingdom. It is understood to be the Inland Revenue's normal practice to treat
ADRs representing shares in UK companies as assets situated in the United Kingdom for IHT purposes.

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


United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Transfers of Ordinary Shares for a consideration

          UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in the Company) for a consideration in money or money's worth. In the case of stamp duty, the charge is normally at the rate of L0.50 per L100 (or part of L100) of the amount or value of the consideration given for the transfer and, in the case of SDRT, 0.5 percent of such amount or value. The March 1999 Budget proposes to change the rate of stamp duty to 0.5 percent with rounding up to a multiple of L5. Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be canceled.

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

Transfers of Ordinary Shares out of ADS form

          Where no sale is involved, a transfer of Ordinary Shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of 50p per instrument of transfer. The March 1999 Budget has proposed that this should be increased to L5. By contrast, a transfer of, or agreement to transfer, Ordinary Shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally by reference to the amount of value of the consideration for the transfer.

Gifts of Ordinary Shares

          A transfer of Ordinary Shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of 50p L5) per instrument of transfer.

Item 8.   Selected Financial Data.(3)

          The selected financial data set forth below is derived from the Consolidated Financial Statements of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, such Consolidated Financial Statements, including the notes thereto. The Company's Consolidated Financial Statements as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998, which have been audited by KPMG Audit Plc, are included elsewhere herein.

          In respect to 1997, significant changes were made to the Company's capital structure as a result of the Demerger. The selected financial data set forth below reflects the capital structure in place prior to the Demerger, which was appropriate historically to Cordiant and the capital position, finance charges and tax liabilities included in such data do not reflect the Group's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Group effected the Demerger prior to such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

--------------------
(3) The Consolidated Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 37 in the Notes to Consolidated Financial Statements. The per share data have been translated into dollars per ADS where appropriate.


                                                Year Ended December 31,

                                     1998      1998    1997    1996     1995     1994
                                    US$(1)      L        L       L       L        L
                                             (In millions, except per share data)

CONSOLIDATED INCOME STATEMENT
  DATA:(2)
Amounts in Accordance with UK GAAP
   Commission and fee income
      Continuing operations          $501.0  L301.8   L736.1  L754.9  L761.1   L775.4
      Discontinued operations
      Total                          $501.0  L301.8   L736.1  L754.9  L761.1   L775.4
   Profit (loss) before tax, and
   minority interests(3)              $43.0   L25.9    L34.6   L41.8  L(22.6)   L32.4
   Net profit (loss)                  $24.9   L15.0    L15.1   L24.2  L(37.3)   L13.9
   Net profit (loss) per Cordiant
   Ordinary Share basic(4)            $0.11    6.7p     3.4p    5.5p  (12.8)p    4.9p

Approximate Amounts in Accordance
  with US GAAP
   Profit (loss) from continuing       $7.9    L4.8     L6.8    L6.9  L(46.8)  L(11.5)
   operations
   Profit from discontinued operations
   Net profit (loss)                   $7.9    L4.8     L6.8    L6.9  L(46.8)  L(11.5)
   Net profit (loss) per Ordinary
     Share:(2)
     Continuing operations             $0.04    2.2p     3.1p    3.1p  (32.0)p   (8.2)p
     Discontinued operations
     Net profit (loss) per             $0.04    2.2p     3.1p    3.1p  (32.0)p   (8.2)p
     Ordinary Share(2)
   Net profit (loss) per ADS:(2)
     Continuing operations             $0.20   11.0p    15.5p   15.5p (160.0)p  (40.6)p
     Discontinued operations
     Net profit (loss) per ADS(2)      $0.20   11.0p    15.5p   15.5p (160.0)p  (40.6)p
   Dividends including tax credit
     Per Ordinary Share                $0.06    3.5p     3.0p    2.6p    -        -
     Per ADS                           $0.29   17.5p    15.0p   13.0p    -        -





                                                      Year Ended December 31,

                                              1998       1998      1997      1996      1995       1994
                                             US$(1)       L         L         L          L          L
                                                          (In millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:(2)
Amounts in Accordance with UK GAAP
    Commission and fee income
       Continuing operations                   $501.0   L301.8    L736.1   L754.9     L761.1     L775.4
       Discontinued operations                     -
                                               ------   ------    ------   ------     ------     ------
       Total                                   $501.0   L301.8    L736.1   L754.9     L761.1     L775.4
    Profit (loss) before tax, and
    minority   interests(3)                     $43.0    L25.9     L34.6    L41.8     L(22.6)     L32.4
    Net profit (loss)                           $24.9    L15.0     L15.1    L24.2     L(37.3)     L13.9
    Net profit (loss) per Cordiant
    Ordinary   Share basic(4)                    $0.11     6.7p      3.4p     5.5p     (12.8)p      4.9p

Approximate Amounts in Accordance with
  US GAAP
    Profit (loss) from continuing                $7.9     L4.8      L6.8     L6.9     L(46.8)    L(11.5)
    operations
    Profit from discontinued operations            -        -         -        -          -          -
                                               ------   ------    ------   ------     ------     ------
    Net profit (loss)                            $7.9     L4.8      L6.8     L6.9     L(46.8)    L(11.5)
    Net profit (loss) per Ordinary
      Share:(2)
      Continuing operations                     $0.04      2.2p      3.1p     3.1p     (32.0)p     (8.2)p
      Discontinued operations
      Net profit (loss) per Ordinary            $0.04      2.2p      3.1p     3.1p     (32.0)p     (8.2)p
      Share(2)
    Net profit (loss) per ADS:(2)
      Continuing operations                     $0.20     11.0p     15.5p    15.5p    (160.0)p    (40.6)p
      Discontinued operations                      -        -         -        -          -          -
      Net profit (loss) per ADS(2)              $0.20     11.0p     15.5p    15.5p    (160.0)p    (40.6)p
    Dividends including tax credit
      Per Ordinary Share                        $0.06      3.5p      3.0p     2.6p        -          -
      Per ADS                                   $0.29     17.5p     15.0p    13.0p        -          -


                                                                 December 31,
                                              1998       1998      1997      1996      1995       1994
                                             US$(1)       L         L         L          L          L
                                        ---------------------------------------------------------------------
                                                                 (In millions)

CONSOLIDATED BALANCE SHEET DATA:
Amounts in Accordance with UK GAAP
Working capital asset (deficiency)              19.6      11.8       2.8    (59.8)     (25.3)     (32.4)
Total assets                                   641.9     386.7     377.8    912.4      992.9      972.7
Long term liabilities, including               239.9     144.5     132.0    290.1      343.8      474.7
  minority interests
Shareholder's deficiency                      (118.7)    (71.5)    (85.7)  (215.3)    (224.9)    (355.5)
Approximate Amounts in Accordance
  with US GAAP
Shareholder's funds (deficiency)                17.4      10.6       3.8     (0.4)     (19.0)     (99.4)

------------
(1) These figures have been translated into US Dollars at the Noon Buying Rate on December 31, 1998 (L1.00-$1.66).
(2) Per share and per ADS amounts have been adjusted to reflect the share consolidation in connection with the Demerger.
(3) The profit (loss) before taxes and minority interests reflects: (a) exceptional costs of Lnil, L2.2 million, L16.5 million, L20.3 million and Lnil that were incurred in 1998, 1997, 1996, 1995 and 1994, respectively;
     (b) a profit on disposal of operations of L20.8 million and L17.8 million in 1997 and 1996 respectively; (c) costs relating to the fundamental reorganization of the Group as a result of the Demerger of L33.0 million in 1997 (details of (b) and (c) are set out in Note 2 and 6 in the Notes to Consolidated Financial Statements); and (d) a loss on disposal of operations of L34.3 million in 1995. (4) Earnings per CCG Ordinary Share on a fully diluted basis have not been disclosed as they are not materially different.

DIVIDENDS

          Dividends recommended by the Company's Board in respect of a particular fiscal year are paid in the following fiscal year if approved by the Company's shareholders. The Company has paid and proposed the following dividends on the Ordinary Shares in respect of the years indicated:

         Year          Dividend per Ordinary Share       Total Dividend Amount
                               (in pence)                     (L million)

        1994                       --                             --
        1995                       --                             --
        1996                       2.0                            4.4
        1997                       1.2                            2.7
        1998(1)                    1.4                            3.1
------------

(1) If approved by the Company's shareholders, such dividend will be paid in July 1999.

          Under UK company law, the ability to pay a dividend is dependent on whether the Company has distributable reserves. At December 31, 1998 the Company had distributable reserves of L30.8 million.

          The Directors make dividend determinations taking into account the CCG Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any. Consideration is given to the declaration of foreign income dividends, if appropriate.


EXCHANGE RATES

          Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Ordinary Shares on the London Stock Exchange and as a result, are likely to affect the market price of the ADSs in the US. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs.

          The following table sets forth, for the periods indicated, the average, high, low and period end Noon Buying Rates for pounds sterling expressed in US dollars per L1.


                                   Average*      High        Low      Period End
1994...........................      1.54        1.64       1.46          1.57
1995...........................      1.58        1.64       1.53          1.55
1996...........................      1.57        1.71       1.49          1.71
1997...........................      1.64        1.70       1.58          1.64
1998...........................      1.66        1.72       1.61          1.66
------------
* The average of the exchange rates on the last day of each month during the period.

The Noon Buying Rate for pounds sterling on June 18, 1999 was L1.00 = $1.59.



Item 9.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations.


GENERAL

          The information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the results of operations and the financial condition of CCG refers to the Consolidated Financial Statements included in this Form 20-F which are prepared in accordance with UK GAAP. UK
GAAP differs in certain significant respects from US GAAP. The Consolidated Financial Statements contain a reconciliation of net profit (loss) and shareholders' deficit to US GAAP. A discussion of the principal differences is set out in Note 37 in the Notes to Consolidated Financial Statements.

          CCG's ongoing revenue is generated from commissions and fees paid by clients. In each of the last three years, between 35 and 55 percent of ongoing revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set by the client. Bates Worldwide and Scholz & Friends generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of HP:ICM is based on project specific assignments, although there is often a relationship with the same client over many years.

          Revenue in any year is dependent primarily on the level of expenditure by clients on existing assignments and to a lesser degree on business gains and losses. When business is won or lost there is usually a delay of some months before revenue is affected. This is primarily because it is usual in the advertising industry for contracts to have a three month termination clause. In the case of new commission based work the delay is longer as the agency is not paid until the advertisement has appeared in the media. Additionally, the revenues actually earned from new business wins may vary significantly from revenues anticipated at the outset of any new business win because the level of expenditure that a client ultimately determines is most appropriate can vary significantly from the budgeted amounts.

          The majority of CCG's net operating costs are staff related and over the past three years the Group's staff cost to revenue ratio (including temporary staff and freelancers) equated to approximately 60 percent. When revenue growth is slow or declining in any particular operating unit, CCG is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

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

          As part of the Demerger, CCG entered into a new trading relationship with Zenith, the commercial terms of which differ from the historical terms. These new trading arrangements introduced revised commercial terms for the purchase of media services from Zenith. See "Description of Business -- Corporate Developments."

          Prospective changes to UK GAAP for the year ended December 31, 1999 and their anticipated impact are as follows:

                  (i) Financial Reporting Standard ("FRS") 12 (Provisions, Contingent Liabilities and Contingent Assets) will be adopted by the Group in the 1999 interim accounts. The only anticipated material impact will be that the Group's property provisions will be discounted to the present value of future net lease obligations. The recognition of this discount in subsequent years will be included as a finance item within net interest payable and similar items.

                  (ii) FRS 13 (Derivatives and other Financial Instruments) requires the disclosure of certain information relating to financial instruments and will be adopted in our 1999 full year accounts. FRS 13 has been introduced to allow users of financial statements to judge the impact of financial instruments on the Group's risk profile, and evaluate how such risks are managed.

                  (iii) FRS 15 (Tangible Fixed Assets) codifies existing practice relating to the capitalization of costs as well as appropriate depreciation and revaluation policies. The Group's existing accounting policies are consistent with FRS 15.


INDUSTRY BACKGROUND(4)

          Zenith estimates that the outlook is for advertising expenditures in major media (television, print, radio, cinema and outdoor) is one of stable growth to 2000.

          Zenith estimates that worldwide major media advertising expenditure grew by 3.9 percent in 1998. Looking forward, Zenith forecasts nominal growth of
4.2 percent in 1999 accelerating to 5.3 percent in 2000 and 5.8 percent in 2001.

------------
(4) Expenditure information in this section is based solely on estimates published by Zenith Media Worldwide Ltd. (a wholly-owned subsidiary of Zenith) in its Advertising Expenditure Forecasts, January 1999. YEAR 2000 COMPLIANCE

          The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process information because such equipment recognizes a year only by the last two digits is commonly referred to as the "Year 2000 issue." As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

          The Group has been conducting a wide-ranging Year 2000 compliance program since mid-1997. CCG's Year 2000 compliance effort is coordinated centrally by a project team and is focused on seeking 100 percent compliance for business critical systems from a total of 84 business units of the Group, including 44 majority owned units, 37 affiliates and 3 minority owned units. The role of the central project team is to provide guidance and monitor progress. Assessment, review and remediation plans are developed and implemented locally.

          The Group's Year 2000 compliance program has six key stages with respect to internal IT systems: inventory, impact assessment, compliance review, corrective action, testing and implementation. CCG is focused on five categories of internal IT systems: (i) desktop hardware, (ii) desktop software, (iii) network operations systems (i.e., base operating software), (iv) business critical applications (i.e., software products that directly affect the Group's ability to serve its clients) and (v) communications devices. As at June 1, 1999, of the 84 units, 70 percent have reported full compliance in the areas listed above. Of the 10 largest units (which together account for approximately 80 percent of the Group's revenues), six have reported 100 percent compliance; the remaining four units expect to achieve 100 percent compliance no later than October 1999 (and, in most cases, earlier).

          With respect to internal non-IT systems (primarily systems in offices and buildings), CCG is taking steps to certify Year 2000 compliance between March and June 1999. The Group's major reporting units intend to finalize their compliance certificates and report their findings to CCG by the end of June 1999. The Group will then ensure that any potential risks identified will be closely monitored to ensure that any potential disruption to the operations is minimized. In addition, the risk of an internal Year 2000 failure in Bates North America, the Group's largest office, has been minimized by its move in March 1999 into new offices which have been certified to be Year 2000 compliant.

          The Group intends to solicit Year 2000 compliance information from its banks to ensure minimal risk of failure from a treasury perspective. The Group has also solicited written confirmation of Year 2000 compliance from its software suppliers and certain other key suppliers such as those supplying power and media. Because the Group must rely on the information provided to it by third parties and cannot verify the accuracy of such information, there remains a risk that third parties will experience Year 2000 failures.

          Year 2000 compliance is being achieved by a mixture of corrective actions and the replacing and enhancing of existing systems. In many cases, systems are being replaced within the normal capital replacement cycle. The incremental cost to the Group of achieving Year 2000 compliance is estimated to be L1.3 million, of which L0.7 million will be charged to the profit and loss account as incurred and L0.6 million of systems enhancement will be capitalized. These costs, as with all estimates, are subject to change as the project is implemented.(5) All funds used in achieving Year 2000 compliance are expected to come from the Group's working capital facilities.
----------------------

(5)  Costs charged to the profit and loss account in 1998 are L100,000.

          The Group's Year 2000 project is based upon a plan to have all of its business critical systems compliant well before the end of 1999. Based upon the work carried out so far, the group believes that once corrective action, testing and implementation is complete, internal IT systems will not give rise to significant operational problems as a result of the Year 2000 issue.

          The Group believes that a reasonable worst case Year 2000 scenario would involve (i) the failure of the systems of third parties such as utility companies, resulting in a temporary equipment shutdown at the Group's operating locations and (ii) the failure of the systems of major clients of the Group, resulting in the temporary inability of the Group to collect payments from such parties. In addition, the general effect of Year 2000 compliance failures in the economy could adversely affect the Group. The amount of potential losses resulting from the worst case scenario cannot be reasonably estimated at this time. The project team expects to develop a contingency plan by December 1999 to be followed in the event of a Year 2000 failure.

          There can be no assurance that Year 2000 remediation by the Group or third parties will be properly and timely completed, and failure to do so could have a material adverse effect on the financial condition and results of operations of the Group. The actual effect of the Year 2000 issue on the Group depends on uncertainties, including, but not limited to, the following: (i) uncertainties relating to the ability of the Group to identify and address Year 2000 issues successfully and in a timely manner and at costs that are reasonably in line with the Group's estimates; and (ii) the ability of the Group's vendors, suppliers, other service providers and customers to identify and address successfully their Year 2000 compliance issues.

CONVERSION TO THE EURO

          On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The transition period for the introduction of the Euro will be between January 1, 1999 and June 30, 2002. The Group has significant operations within the European Union. A project team considered the implications of the introduction of the Euro during 1998. The areas covered by the team included client service, computer systems, accounting and reporting, financing and treasury, legal, human resources and training. The Group has not encountered any significant problems in preparing for the introduction of the Euro. The Company believes that the use of the Euro will not have a significant impact on the manner in which it conducts its business and processes its business and accounting records.

LIQUIDITY AND CAPITAL RESOURCES

General

          At the time of the Demerger, the capitalization and financing of the Group changed. Prior to the Demerger, operations of CCG were run separately from the parts of Cordiant that were demerged or sold. However, CCG's ongoing operations were neither capitalized nor financed as an independent group. In connection with the Demerger, the Group adopted a new capital structure that was put in place on December 14, 1997.

          The Group's primary liquidity sources are cash flow generated from operations, the issuance of equity and its banking facilities.

          The capital structure post-Demerger consists of senior debt and equity. At December 31, 1998 the Group's senior debt consisted of a bank facility (the "Facility") of $108.8 million and a bank guarantee facility of $3.1 million. The Facility provides, among other things, committed revolving credit facilities at a rate going forward between 0.75-1.5 per cent over LIBOR, depending on results. The Facility reduced to $108.8 million in December 1998 and will continue to reduce at six-monthly intervals with a final maturity in September 2002. The Bank Facility Agreement requires the Group to comply with certain financial and other covenants relating to gross interest cover, total cash cover and maximum gross debt. It also contains provisions whereby, on the happening of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross default by certain companies in the CCG Group in respect of indebtedness over a specified amount or any change of control of the Company. The Facility is secured by guarantees from certain members of the CCG Group (or, where guarantees are not possible, share charges over such companies) such that at all times, the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60 percent of the CCG Group's consolidated revenues. Fixed and floating charges over the assets of the Company and certain of its UK subsidiaries and share pledges over the shares owned by members of the CCG Group in various subsidiaries have also been given.

          On December 31, 1998, CCG had drawings of $60 million, compared with drawings of $42 million on December 31, 1997. The primary reason for the higher drawings were the payment of costs relating to the Demerger.

          The undrawn element of CCG's facilities is required in part for CCG's cyclical working capital needs and in part to allow CCG to finance any contingency. Cyclical needs arise each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year which affect CCG's cash position.

          The Group has significant cash balances in its international operations. These balances are required primarily to finance the working capital cycles of the individual country operations and, in certain cases, to provide the required level of working capital for media accreditation to allow the agencies to buy media on behalf of their clients. While cash is often required for local funding purposes, the Group has a policy of repatriating all available cash to the center to maximize core liquidity.

          Cash Flows from Operating Activities

          Cash generated from operating activities in 1998 was L19.8 million compared with L61.7 million in 1997, a reduction of L41.9 million. A total of L56.1 million of the cash generated in 1997 was attributable to demerged companies and the ongoing companies increased their operating cash flow by L14.2 million in 1998 over 1997. Of this increase, L3.8 million is derived from increased operating profits, although the 1997 operating profit included a non-cash exceptional expense of L2.2 million. There was a marginal reduction in the payments in respect of unutilized property, which had been provided for in prior years, for ongoing operations from L7.3 to L7.0 million. The payments in respect of unutilized property in general represent the difference between the payments being made by CCG relating to excess space and the income CCG receives from subletting that space. The majority of the excess space arises from the restructuring of the former Cordiant businesses in the early 1990s. The balance of the L14.2 million increase is derived from improved working capital management although there was still a working capital outflow of L8.8 million in the year.

          In 1997 a static level of operating profit of L24.1 million was offset by a deterioration in cash flow from working capital of L2.3 million. Payments in respect of unutilized property which had been provided for in previous years were L19.2 million for Cordiant compared with L16.9 million in 1996. There was an increased payment in 1997 because a premium was paid to terminate a lease early.

          Net Cash Outflows Arising from External Demerger Costs

          In 1998, L8.2 million of external demerger costs incurred and accrued in the previous year were paid. Payments in 1997 were L13.8 million, of which L13.6 million were paid by the ongoing businesses. These payments were made primarily to external advisers of the Group.

          Cash Outflows from Returns on Investments and Servicing of Finance

          In 1998, cash outflows from net interest expense and dividends to minorities were L4.9 million compared to L12.3 million in 1997, L4.0 million of which related to the ongoing companies. Net interest paid by the ongoing companies increased from L2.2 million to L2.4 million and dividends to minorities increased from L1.9 million to L2.5 million. Following the acquisition of the minority interest in Australia, dividends to minorities are expected to be lower in 1999.

          In 1997, consolidated cash outflows were L12.3 which showed an increase of L2.2 million over the previous year largely due to higher bank fees paid under the 1995 facilities agreement.

          Taxation

          Tax payments in 1998 were L8.3 million compared with L15.1 million in 1997. The 1997 payment included L9.8 million for ongoing companies and L5.3 million for demerged companies, showing a reduction in payments for ongoing companies in 1998 of L1.5 million.

          In 1997, tax payments were lower than the tax charges in the statement of operations due to nonrecurring recoveries relating to prior years.

          Provisions for tax exist in respect of prior years. Payments of these amounts may increase tax payments in future years to a greater amount than in the statement of operations.

          Cash Flows from Investing Activities

          In 1998, payments for the acquisition of tangible fixed assets, net of receipts from disposals amounted to L7.5 million compared with L23.2 million in 1997, of which L10.1 million related to ongoing companies.

          In 1997, the L23.2 million net payments for acquisition of tangible fixed assets reflected a slight decrease from L24.0 million in 1996.

          In 1998, there was a cash inflow of L0.1 million from the acquisition and disposal of miscellaneous other investments compared with a net inflow of L0.7 million in 1997

          Payments for the acquisition of investments in subsidiary and associated undertakings in 1998, net of cash in companies acquired was L7.0 million compared with L8.7 million in 1997, of which only L0.8 million was incurred by ongoing companies. Additional acquisition costs were met by the issue of shares with a market value of L3.4 million and costs of L5.8 million were accrued. Additional costs of L4.6 million relating to deferred consideration for prior year acquisitions were also accrued during the year. These accruals will result in cash payments in future years. See Note 2 to the Consolidated Financial Statements.

          There were no proceeds from the sale of subsidiaries during 1998 but a subsidiary was reclassified as an investment in a joint venture following a share restructuring resulting in an outflow in respect of net cash balances of L0.4 million in its balance sheet. In 1997 net proceeds from disposals amounted to L40.5 million due to the disposal of NRG and the sale of shares issued to Cordiant when its interest in KDW was sold in 1996. Of this, L23.3 million for the sale of NRG, was received by ongoing companies.

          Equity Dividends Paid

          In 1998, a dividend to equity shareholders of L2.7 million was paid compared with the pre-Demerger dividend of L4.4 million paid in 1997 by Cordiant.

          Cash Flows from Financing Activities

          In 1998, shares were issued for cash of L0.5 million (1997 - L0.1 million) following the exercise of employee share options. The net draw down of Group borrowing facilities was L8.6 million (1997 - L17.3 million) and repayments of finance lease borrowings was L0.2 million (1997 - L0.3 million).

          In 1997, the L17.3 million net draw down of loans consisted of loans drawn of L115.7 million and repayments of L98.4 million representing the new financing arrangements put in place as part of the demerger.


RESULTS OF OPERATIONS(6)

          As CCG has offices or affiliated agencies in over 70 countries, its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies, the most important being the US dollar and Australian dollar, have an impact on the results of the Group. The Group's costs are generally denominated in the same currency as the associated revenues, however, mitigating the impact of exchange rate movements on operating profit.

          During 1998, the Company has adopted the new standards on accounting for goodwill, namely FRS 10 (Goodwill and Intangible Assets) and FRS 11 (Impairment of Fixed Assets and Goodwill). The impact of these standards is that goodwill for acquisitions on or after January 1, 1998 has been capitalized on the balance sheet as an intangible fixed asset. The Company believes that these assets have an indefinite economic life, therefore, goodwill related to acquisitions to date has not been amortized, but is subject to annual review for impairment. Any subsequent acquisitions will be assessed on an individual basis to determine the appropriate treatment of any related goodwill.

          The Company has also adopted FRS 14 (Earnings per Share). The impact of this standard is to change the method of calculating diluted earnings per share. As in previous years, the Group also provides headline earnings per share which excludes exceptional items. The basis of calculations of all earnings per share figures is described in Note 10 to the Consolidated Financial Statements.

------------
(6) See Note 37 in the Notes to Consolidated Financial Statements for a summary of differences between UK GAAP and US GAAP.

Year Ended December 31, 1998 vs. Year Ended December 31, 1997

          To facilitate a more meaningful comparison, the 1998 trading results are compared to the results of ongoing businesses in 1997.

          Revenue

          Revenue decreased by 2 percent to L301.8 million in 1998 from L308.2 million in 1997. On an underlying basis, revenue increased by 5 percent.

          In the UK revenues increased by 2 percent to L39.8 million which represents 13 percent of Group revenues (1997:13 percent). Lost revenue from client losses in 1997 were more than replaced by a mixture of client wins and expansion of existing client relationships.

          In the Americas revenues increased by 9 percent and on an underlying basis by 10 percent. The region represents 24 percent of the Group's revenues (1997:22 percent). Approximately half of this increase is the result of acquisitions of diversified services businesses in North America and an acquisition in Argentina. The effect of these acquisitions will not be fully reflected until 1999.

          In Continental Europe revenues increased by 3 percent and by 7 percent on an underlying basis. This region (which includes revenues derived from Africa and the Middle East) represents 36 percent of the Group's revenues (1997:34 percent). In Bates Europe revenues increased by 5 percent on an underlying basis primarily reflecting new business wins which impacted the second half of the year. Scholz & Friends continued to perform well with underlying revenue growth of 15 percent reflecting a strong performance in the Berlin office and expansion and development of the international network.

          Asia Pacific revenues fell by 17 percent and by 2 percent on an underlying basis primarily due to economic conditions in South East Asia. In
1998 this region accounted for 27 percent of the Group's revenues (1997:31 percent). Australasian (Australia and New Zealand) revenues (approximately 63 percent of Asia Pacific revenues) were unchanged on an underlying basis.

          Greater China (China, Hong Kong and Taiwan) reported revenue growth of 4 percent on an underlying basis. The worst affected South East Asian economies represent 8 percent of Asia Pacific revenues and 2 percent of Group revenues. In response to South East Asia's contraction in revenue the Group has taken significant steps to rationalize costs, with overall staff levels in Asia being reduced by 16 percent by the end of 1998.

          Trading Profit Before Exceptional Items

          Trading profit before exceptional items increased by 6 percent to L26.0 million in 1998 from L24.6 million in 1997. On an underlying basis, trading profits increased by 15 percent.

          In the UK, trading profits were down 31 percent to L4.5 million in 1998. This anticipated decline reflects the impact of a number of non-recurring projects on 1997 profits.

          In the Americas trading profit grew by 30 percent to L8.2 million in 1998 (also 30 percent on an underlying basis). This growth reflected a
combination  of  new  business,  cost  control  and  acquisitions.   The  latter
contributed approximately one third of the growth in underlying regional profits.

          In Continental Europe trading profit increased by 21 percent to L10.1 million in 1998. On an underlying basis the increase was 30 percent. In Bates Europe the increase of 46 percent on an underlying basis reflected underlying revenue increases in Germany, Italy and Spain primarily reflecting a significant pan region account win and improved trading margins. In Scholz & Friends the increase of 16 percent on an underlying basis reflected a strong conversion of revenue gains in Berlin being partially offset by development costs related to the international agencies.

          In Asia Pacific trading profit declined by 9 percent to L3.2 million in 1998. On an underlying basis trading profit increased by 20 percent. In Australasia trading profit increased by 25 percent on an underlying basis. This primarily reflected a tighter control of costs. In Asia trading losses reflected the reduced revenue performance and associated restructuring costs.

          Trading Margins Before Exceptional Items

          Trading margin before exceptional items was 8.6 percent in 1998, an increase from 8.0 percent in 1997.

          On a geographic basis trading margins were as follows:

                                        1998                       1997
                                        %                          %
UK                                      11.3                       16.7
Americas                                11.2                       9.3
Continental Europe                      9.3                        7.9
Asia Pacific                            4.0                        3.6
                                        ---                        ---
Group                                   8.6                        8.0


          Joint Ventures and Associates

          CCG has joint ventures and associates in all four geographic regions. The Group's share of operating profits, primarily from Zenith and The Facilities Group, amounted to L2.6 million.

          Year Ended December 31, 1997 vs. Year Ended December 31, 1996

          Revenue

          Consolidated revenue decreased by 2 percent to L736.1 million in 1997 from L754.9 million in 1996. On an underlying basis, revenue increased by 7 percent.

          For the ongoing businesses revenue decreased by 6 percent and, on an underlying basis, increased by 4 percent. The UK growth of only 3 percent was disappointing and reflected a number of account losses and a transition period in the management of Bates Dorland which impacted the ability to pitch new business. On an underlying basis, Asia Pacific increased by 15 percent, Australasia increased by 6 percent, China by 28 percent, and Japan by 86 percent. Malaysia and Thailand declined by a combined 9 percent. The revenue performances in China and Japan reflected new accounts won and Malaysia and Thailand reflected the economic conditions in those markets. Acquisitions contributed 4 percent. The Americas was down 9 percent on an underlying basis due to the loss of Miller Brewing, which had been a loss making account. Excluding Miller Brewing, the Americas increased by 7 percent reflecting growth from existing clients. Continental Europe increased 3 percent. Germany was up 7 percent, Italy up 29 percent, Spain up 1 percent, but Scandinavia was down 2 percent. There was a 1 percent contribution to revenue growth from acquisitions in this region.

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

          Trading Profit Before Exceptional Items

          Consolidated trading profit before exceptional items increased by 20 percent to L57.8 million in 1997 from L48.0 million in 1996. On an underlying basis, trading profit before exceptional items increased by 40 percent.

          For the ongoing businesses trading profit before exceptional items increased by 14 percent and, on an underlying basis, increased by 33 percent. The UK increased by 71 percent primarily due to a tighter control of costs and an unusually high level of non-recurring revenues. Asia Pacific decreased by 26 percent to L3.5 million in 1997 from L4.7 million in 1996. On an underlying basis, Asia Pacific declined by 21 percent. Australasia increased by 4 percent on an underlying basis, but the performance elsewhere in Asia Pacific was disappointing due to the economic crisis. The Americas increased by 58 percent to L6.3 million in 1997 from L4.0 million in 1996. On an underlying basis, profits increased 70 percent despite the fall in revenue. This reflected the departure of two major loss making accounts and tighter cost management. Continental Europe decreased by 9 percent to L8.3 million in 1997 from L9.1 million in 1996. On an underlying basis, Continental Europe showed growth of 24 percent, which outpaced the overall revenue growth and reflected the control of costs.

          Continuing Saatchi & Saatchi trading profit before exceptional items increased by 28 percent to L29.7 million in 1997 from L23.3 million in 1996. Continuing Saatchi & Saatchi trading profit before exceptional items was up 21 percent to L30.6 million from L25.3 million in 1996, and, on a constant exchange rate basis, trading profit before exceptional items increased by 34 percent. This increase reflected an improved level of business from existing clients and a number of new business wins, most notably Delta Airlines at the start of the year. On a constant exchange rate basis, the performance by region varied widely with Asia Pacific moving into a loss of L1.0 million, the UK flat, the Americas increasing by 38 percent and Continental Europe increasing by 132 percent.

          Trading Margins Before Exceptional Items

          The consolidated  trading margin before  exceptional items in 1997 was
7.9 percent, an increase from 6.4 percent in 1996. For the ongoing businesses trading margins before exceptional items increased by 1.4 percentage points, a 21 percent improvement from 6.6 percent in 1996 to 8.0 percent in 1997, primarily due to improved cost management. The UK achieved margins of 16.7 percent in 1997 against 10 percent in 1996, reflecting the level of spending by particular clients and the tight control of costs. Margins in Asia Pacific declined to 3.6 percent in 1997 from 5.1 percent in 1996. The Americas margins nearly doubled to 9.3 percent in 1997 from 5.1 percent in 1996. The Continental Europe margins increased to 7.9 percent in 1997 from 7.5 percent in 1996. Overall the margin improvement was as the Company expected, but the UK and the Americas were better than expected and Asia Pacific was worse than expected .

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

Exceptional Operating Items and Disposals

          Exceptional operating expenses for CCG in 1998 were Lnil, and for Cordiant in 1997 and 1996 were L2.2 million, and L16.5 million, respectively. In 1997 the exceptional expense of L2.2 million reflected a provision against the goodwill relating to ongoing operations in Indonesia, which was taken in view of the economic uncertainty in that country. In 1996 the exceptional expenses of L16.5 million included L0.2 million related to the closure of a US pension plan in ongoing operations and L16.3 million which related to the demerged Saatchi & Saatchi businesses. The L16.3 million comprised L8.1 million for the closure of a US pension plan and L8.2 million for property provisions.

          Profits on businesses disposed of by CCG were Lnil in 1998, and for Cordiant were L20.8 million in 1997 and L17.8 million in 1996. In 1997 the profit of L20.8 million included a profit of L16.5 million on the sale of NRG and a L4.3 million profit on the sale of shares received as consideration when Cordiant sold its interest in KDW. In 1996 the profit of L17.8 million related primarily to the sale of Cordiant's interest in KDW.

          In 1997 there were non-operating expenses of L33.0 million for Cordiant due to the fundamental reorganization of the business to implement the Demerger. The amounts payable in relation to the Demerger including advisors' fees, temporary staff and other costs amounted to L20.2 million. The reorganization of the Cordiant head office and its combination with the head offices of Bates Worldwide and S&S to form the two successor operations cost L6.7 million. The Demerger also resulted in an inter-group property provision of L6.1 million. This represented the difference between the rent payable by Saatchi & Saatchi and the amount receivable from Zenith for space sublet to them.

Net Interest Expense and Similar Items

          Net interest expense and similar items for CCG in 1998 amounted to L2.7 million and for Cordiant were L8.8 million in 1997 and L7.5 million in 1996. The decrease in 1998 is a result of the Demerger and the new financing arrangements related to the Demerger. For details, see "Liquidity and Capital Resources General" earlier in this report. In 1997 the increase over 1996 was due to a lower level of interest received and increased bank fees offset by a foreign exchange gain.

          Despite an overall average net cash position, CCG incurs a net financing charge. This is primarily attributable to the geographic distribution of cash and borrowing resulting from the need to maintain cash balances for media accreditation and for local funding purposes and the inclusion of bank fees and similar items in the net finance charge.

Taxation

          In 1998 CCG's tax charge for the year was L9.2 million, representing an effective tax rate of 35.5 percent. Excluding disposals, exceptional items and demerger costs, Cordiant's effective tax rate was 35.7 percent in 1997 and
36.5 percent in 1996. Since 87 percent of CCG's business is located outside the UK, the UK is not the dominant tax regime for the Group.

          Direct comparison between the effective tax rate of CCG to Cordiant is difficult as the two groups were structured differently both in terms of legal entities and the geographical distribution of profits.

Equity Minority Interests

          Equity minority interests from ongoing businesses were L1.7 million in 1998, L1.8 million in 1997 and L2.6 million in 1996. The decrease in 1998
reflects   the  purchase  of  the  24.9   percent   minority   interest  in  The
Communications Group. The decline in ongoing equity minority interests in 1997 reflected the impact of exchange rate movements and the poor trading of one unit.

Return Attributable to Shareholders

          The Group's net profit for 1998 was L15.0 million, resulting in earnings per share of 6.7p.

          Cordiant's net profit for 1997 and 1996 was L15.1 million and L24.2 million respectively, resulting in earnings per share of 3.4p in 1997 and 5.5p in 1996. Excluding exceptional items the earnings per share were 6.6p in 1997 and 5.2p in 1996. The earnings per share figures are unadjusted for the share consolidation that took place as part of the Demerger.

          A dividend of 1.4p per share has been recommended in respect of 1998. The comparable 1997 figure was a net dividend of 1.2p. Earnings covered the recommended dividend 4.8 times in 1998.


Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

          The Group does not speculate in derivative financial instruments.

Foreign Exchange

          The Group publishes its consolidated financial statements in pounds sterling. The Group's profits are spread over a variety of currencies with the largest being the US dollar (32 percent of 1998 operating profit). As a result, the Group is subject to foreign exchange risk due to the effects that foreign currency movements have on the Group's translation of results.

          Trading foreign exchange exposures, where they arise, are hedged via the spot and forward exchange markets.

          The Group's long term debt is denominated in US Dollars, and as such is subject to foreign exchange risks due to currency movements. The debt at December 31, 1998 was US$60 million.

          The following sensitivity shows the impact on the reported value of long term debt of an instantaneous 10% change in the foreign currency rate between sterling and US Dollar from their levels at December 31, 1998, with all other variables held constant.


                       Fair value          Impact of a + 10%   Impact of a - 10%
                       reported at            movement in         movement in
                    December 31, 1998        exchange rate       exchange rate

                        L million             L million           L million
Long term debt             36.4                 (3.3)                3.3

Interest Rates

          In order to reduce the Group's exposure to adverse interest rate movements, the Group has entered into interest rate caps which protect the majority of core borrowings. The Group's weighted average interest rate for 1998 was 6.1%. The Company estimates that if the 1998 interest rates had been 1 percentage point higher, the net interest expense would have increased by L0.3 million.


Item 10.  Directors and Officers of Registrant.

          The Directors and Executive Officers of CCG are as follows:


Name                    Position                                           Age


Michael Bungey*         Director and Chief Executive Officer of the         59
                        Company and Chairman and Chief Executive
                        Officer, Bates Worldwide
Arthur D'Angelo*        Finance Director of the Company                     47
Jean de Yturbe*         Director, Chairman, Bates Europe                    52
Alex Hamill*            Director, Chief Executive Officer, Bates Asia       56
                        Pacific
Peter M Schoning*       Director, Chairman and Chief Executive              53
                        Officer, Scholz & Friends
William Whitehead*      Director, Chief Executive Officer, Bates North      53
                        America
Charles Scott           Chairman of the Company                             50
Dudley Fishburn         Non-executive Director                              53
Professor Theodore      Non-executive Director                              74
Levitt
James Tyrrell           Non-executive Director                              58
Dr. Rolf Stomberg       Non-executive Director                              59
Stuart Howard           Deputy Finance Director, Treasurer and Company      37
                        Secretary
David F. Ham            Group Controller                                    33
Stanley Bendelac*       Chief Operating Officer, Bates Europe and           57
                        Chairman, Bates Latin America
Les Stern*              Worldwide Planning Director, Bates Worldwide        51
John Fawcett*           Worldwide Creative Director                         49
Ian Smith*              President, International, Bates Worldwide           43
Colin Hearn*            Chairman and Chief Executive Officer, 141           48
                         Worldwide
------------
*     Member of the Executive Committee


Executive Directors

          Michael Bungey, Chief Executive Officer of the Company and Chairman and Chief Executive Officer, Bates Worldwide. In 1971, Michael Bungey set up his own agency, Michael Bungey & Partners. This was merged with Dorland Advertising in 1984. In 1988 he became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe. He was appointed President and Chief Operating Officer of Bates Worldwide in 1993, Chief Executive Officer in April 1994 and Chairman in December 1994. He joined the Board of Cordiant in January 1995.

          Arthur D'Angelo, Finance Director of the Company. Arthur D'Angelo joined Saatchi & Saatchi Holdings USA in October 1987 as Tax Director and was subsequently appointed President and Chief Executive Officer of Saatchi & Saatchi Holdings USA. He joined Bates USA as Executive Vice President and Chief Financial Officer in April 1994 and later that year was named Chief Financial
Officer of Bates North America. In July 1995 he was named Chief Financial Officer of Bates Worldwide.

          Jean de Yturbe, Chairman, Bates Europe. Jean de Yturbe was President of HDM Europe from 1985 to 1990 and Chief Executive Officer of Eurocom Advertising Worldwide from 1990 to 1992. He joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995.

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

          Peter M Schoning, Chairman and Chief Executive Officer, Scholz & Friends. Prior to joining Scholz & Friends, Peter M Schoning worked in a variety of advertising agencies in Munich, Paris and Hamburg, where he, most recently, was a member of the Lintas management team. He joined Scholz & Friends in 1984 as Managing Director and was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer at the agency and since 1995 he has led the agency as Chairman and Chief Executive Officer.

          William Whitehead, Chief Executive Officer, Bates North America. Prior to joining the Ted Bates group in 1971, Bill Whitehead worked for Foster Advertising. In 1983 he joined Bates Canada and in 11 years with the agency held a number of senior positions, most recently as Chairman and Chief Executive Officer. In May 1994 he was named Executive Director of Worldwide Client
Services at Bates Worldwide and at the same time Regional Director of Latin America for Bates Worldwide. In December 1994, he was appointed Chief Operating Officer for Bates North America. In September 1995 he became President and Chief Operating Officer of Bates USA. In July 1996 he became Chief Executive Officer of Bates North America.

          Charles Scott, Chairman of the Company. Charles Scott worked for Itel Corporation before joining IMS International, Inc. in 1977 where he was Chief Financial Officer from 1986 until joining Cordiant as Finance Director in January 1990. He was promoted to Chief Operating Officer of Cordiant in July 1991 and Chief Executive Officer in April 1993. In January 1995, he was appointed Chief Executive Officer and Acting Chairman. In July 1995 he was appointed executive Chairman and in December 1997 he became non-executive Chairman. He was also non-executive Chairman of Saatchi & Saatchi plc until January 1, 1999. He is a non-executive director of adidas-Salomon AG and of Joe's Developments Limited. In addition, he has been a director of Emcore Corporation since February 1998 and of TBI plc since May 1998.

Non Executive Directors

          Dudley Fishburn, Director. Dudley Fishburn has been a Member of Parliament and Parliamentary Private Secretary at the Foreign Office and at the Department of Trade and Industry. He is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of the Trustees of the Open University, Chairman of HFC Bank plc and a Trustee of the Prison Reform Trust, all of which are based in the UK. He is a non-executive director of Household International, Inc., Euclidian plc and Philip Morris.

          Professor Theodore Levitt, Director. Theodore Levitt is Edward W. Carter Professor of Business Administration, Emeritus, of the Harvard University Business School and serves on the board of Sandford C. Bernstein Funds, Inc. in the US. He is also the author of numerous articles and books on economics, management and marketing and was formerly Editor of the Harvard Business Review.

          James Tyrrell, Director. James Tyrrell joined the Board in May 1998. He was Group Finance Director of London International Group plc until November 1997 and an executive director there until August 1998. Previously he was Group Finance Director of Abbey National Plc and Managing Director of HMV Shops Limited. He is Chairman of Ferguson International PLC and a non-executive director of Point Group Ltd.

          Dr. Rolf Stomberg, Director. Rolf Stomberg joined the Board in May 1998. From 1970 to 1997, when he retired from the Main Board, he worked for The British Petroleum Company plc where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He serves on a number of UK and continental boards and is a Visiting Professor at Imperial College Management School, London and the Business School of Institut Francais du Petrole in Paris.

Executive Officers

          Ian Smith is President, International, Bates Worldwide and a member of the Executive Committee. He joined the George Patterson Bates agency in 1989 and was named General Manager and New Business Director in 1990. In 1996, he was appointed Managing Director of George Patterson Bates Australia.

          Stuart Howard, Deputy Finance Director, Treasurer and Company Secretary of the Company. Stuart Howard joined the Company on May 1, 1998 from WPP where he was International Treasurer. From 1992 he was Group Finance Director for Metrovideo and from 1990 to 1992 Deputy Finance Director at McColls. Prior to that, he spent two years as Regional Controller at WPP and four years with KPMG London. In 1998, he became Company Secretary of the Company.

          David F. Ham joined the Company in May 1996 as Manager of Group Reporting. Prior to that he was Group Accountant at Alfred McAlpine plc from 1994 and spent six years at Coopers & Lybrand. In 1997, he was appointed Group Controller of the Company.

          Stanley Bendelac, Chief Operating Officer, Bates Europe and Chairman, Bates Latin America. In 1971, Stanley Bendelac founded Delvico Bates, an operating unit within CCG. In addition to his responsibilities on the Executive Committee, he is currently Chairman and Chief Executive Officer of Grupo Bates S.A., Spain.

          Les Stern, Worldwide Planning Director, Bates Worldwide. Les Stern was a graduate trainee at Procter & Gamble before embarking on an advertising career that included spells at FCB, Saatchi & Saatchi and WCRS. He joined Bates Dorland in 1990 as Executive Planning Director. Following secondment to Bates New York he was made Worldwide Planning Director in 1994. Les Stern is also a member of the Executive Committee.

          John Fawcett, Worldwide Creative Director. John Fawcett began his advertising career with George Patterson Bates, and has worked in various roles around the world for Leo Burnett and J. Walter Thompson. He rejoined George Patterson Bates as a creative group head and became the company's first National Creative Director in March 1989. He was appointed as its Managing Director Australia in June 1992 and Chief Executive Officer in July 1996. He is also currently Chairman of the Bates Worldwide Creative Board.

          Colin Hearn, Chairman and Chief Executive, 141 Worldwide. Colin Hearn joined the Bates network in 1985 from Ogilvy & Mather. In addition to his duties in respect of 141, he is responsible for two of Bates' largest global clients, BAT and Allied Domecq. He was appointed to the Bates Worldwide Board in 1994 and elected to the Executive Committee in 1998.


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

Corporate Governance

          In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice ("the Combined Code") which embraces the work of the Cadbury, Greenbury and Hampel Committees and became effective in respect of accounting periods ending on or after December 31, 1998. The Board has taken note of the recommendations contained in the Combined Code and fully endorses the general principles behind the recommendations made.

          The Board has complied throughout the year with the provisions set out in Section 1 of the Combined Code with the following exceptions:

     o Paragraph B.2.2 of the Combined Code requires that the Remuneration Committee consists exclusively of independent non-executive directors. Charles Scott, who is not an independent director (as defined in the Combined Code), was a member of the Committee during the period. In line with his new role as executive chairman, Mr. Scott ceased to be a member of the Committee with effect from January 1, 1999;

     o No senior independent non-executive director was recognized during the year. However, Rolf Stomberg was formally appointed to that position on March 4, 1999;

     o The Board has not considered setting as an objective the reduction of service periods to one year or less;

     o The provisions of the Company's Articles of Association concerning retirement of Directors by rotation would not necessarily ensure that all Directors are required to stand for re-election at least every three years. The Board intends to implement procedures to ensure, so far as practicable, that this is the case and will consider proposing an amendment to the Articles in due course.

          A  separate  Audit  Committee  and  a  Remuneration   and  Nominations
Committee exist, both of which are comprised solely of non-executive directors.

          The Audit Committee was chaired during 1998 by Charles Scott. With effect from January 1, 1999, chairmanship of the Committee passed to James Tyrrell.

          The main duties of the Audit Committee are to:

     o Review, on behalf of the Board, the Group's financial statements, preliminary and interim results;

     o Review the nature and scope of the external audit and the findings of the external auditors;

     o Review, on behalf of the Board, the Group's systems of internal control;

     o    Direct the internal audit function; and

     o Make recommendations to the Board concerning the appointment and remuneration of the external auditors.

          The Audit Committee met on four occasions during 1998.

          The principal functions of the Remuneration and Nominations Committee are to determine on behalf of the Board and the shareholders the Company's broad policy for executive remuneration and the remuneration packages of the executive Directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board.

          The Committee, which met on six occasions in 1998, is chaired by Dudley Fishburn.

          The Executive Committee consists of the executive Directors, with the exception of the Chairman, together with other senior executives of the Group.

          The Executive Committee's purpose is to deal with day-to-day operational issues and to improve the communications and coordination between the Company and the principal operating divisions of the Group. The Committee met on nine occasions in 1998.

          The following table lists, as of June 1, 1999, the Directors' interests in Ordinary Shares, Ordinary Share Options and Equity Participation Rights.

Directors' Interests
                     Beneficially Owned   Ordinary Share   Equity Participation
                      Ordinary Shares         Options               Rights

A. D'Angelo                 960                 216,854               593,401
M. Bungey                55,990                 647,020               890,110
D. Fishburn                   -                       -                     -
A. Hamill                     -                 273,854               593,401
T. Levitt                18,796                       -                     -
P. Schoning                   -                 132,426               593,401
C. Scott*                85,172                 731,905                     -
R. Stomberg                   -                       -                     -
J. Tyrrell                    -                       -                     -
W. Whitehead                787                 222,426               593,401
J. de Yturbe                  -                 260,996               593,401
--------------------
*Includes spouse's interests



Item 11.  Compensation of Directors and Officers.

          In 1998, the aggregate amount of compensation paid or accrued for all Directors and executive officers as a group (19 persons) who served during the year, was L4,915,057 ($8,158,994). Such compensation was mainly in the form of salaries and fees and included L176,438 ($292,887) set aside for pension plans.

          The table below reports remuneration by the Company for the year ended December 31, 1998. The compensation for executive directors for 1998 was approved by the Remuneration Committee.


                                                         As         Long Term
                            Salary                   Percentage     Incentive     Benefits     Pension        Total
                           and fees      Bonus       of Salary        Plans      in Kind(1)    Costs(2)   Remuneration
                             L000        L000             %           L000         L000          L000         L000
                         ----------- -------------   ----------    ----------   ----------   ----------   ----------

Executive Directors
Michael Bungey (CEO)          478(3)      120            25             14            89          52(4)        753
Arthur D'Angelo               213          48            23              9             7           8           285
Jean de Yturbe                212          48            23             14            32          20           326
Alex Hamill                   323          48            15              -             -           2           373
Peter M Schoning              270         232            86              -            10           -           512
William Whitehead             315          48            15              9            30           3           405

Non-executive Directors:
Charles Scott (Chairman)      165           -             -              -             4           4           173
Dudley Fishburn                31           -             -              -             -           -            31
Professor Theodore             28           -             -              -             -           -            28
Levitt
Dr. Rolf Stomberg(5)           19           -             -              -             -           -            19
James Tyrrell(5)               19           -             -              -             -           -            19


--------------------


(1) Benefits in kind include such items as company cars, medical insurance and life insurance. Mr. Bungey, who is a UK citizen and who has been relocated to the US, receives a sum equivalent to school fees in the UK for his children and a travel allowance for flights between the US and UK for his wife and children.
(2) The amounts for pension costs disclosed in the executive Directors' remuneration are based on the cash cost to the employing company of defined contribution schemes.

(3) Mr. Bungey's salary includes an amount of L29,919 as part of a tax equalization scheme in respect of tax paid on his remuneration under US tax law.

(4) Mr. Bungey was a member of the Cordiant Group Pension Scheme, a defined benefit scheme, during the year. In addition to the amounts disclosed above, the amount of the increase in pension during the year was L4,337. The total annual accrued pension (including inflation) as at December 31, 1998 was L57,160. The accrued benefit is that which would be paid annually on retirement based on service to the end of the year. The transfer value (net of members' contributions) of the relevant increase in accrued benefit is L55,456.
(5)  Appointed May 1, 1998.

          Salaries are reviewed annually. In addition to salary, all senior executives are eligible for an annual performance-related bonus that is non-pensionable. For the year ended December 31, 1998 the annual bonus paid to each executive Director was a percentage of salary based on, with respect to Messrs. Bungey and D'Angelo, the performance of CCG and with respect to Messrs. Hamill, de Yturbe and Whitehead, a combination of the performance of CCG and the business that each director heads and with respect to Mr. Schoning, the performance of Scholz and Friends.

          For all executive Directors only base salary is pensionable; their pension arrangements are as follows:

     a) Mr. Bungey is a member of the Cordiant Group Pension Scheme. In addition, CCG contributes 6 percent of his salary plus L15,000 per annum to a self-administered fund.

     b) Mr. Hamill is a member of the George Patterson 1993 Holding Board Superannuation Plan.

     c) Mr. D'Angelo is entitled to an annual pension contribution of $7,500 and in addition is a member of the Bates Advertising USA, Inc. 401k plan.

     d) Mr. Whitehead is a member of the Bates Advertising USA Inc. 401k plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

     e) Mr. de Yturbe is not a member of any company pension scheme. However, pursuant to French legislation, his salary is subject to state pension scheme contributions, which are included in the table set forth above.

     f) Mr. Scott received pension contributions from the Company at a rate of 14 percent of salary to March 31, 1998. From April 1, 1998, the fees payable for his services included an equivalent amount. Under Mr. Scott's new contract effective from January 1, 1999, the company contributes 10 percent of his salary into a personal pension scheme.

Service Agreements

          No executive Director has a service agreement containing a notice period exceeding one year, except Mr. Schoning, whose notice period is at least one year ending on a financial year end, and Mr. Hamill, whose contract is terminable on two years' notice.

          If the service agreements are terminated by the Company within two years of a change of control, the Directors, with the exception of Mr. Hamill, are entitled to payments based on up to two years' remuneration. On termination for any reason, Mr. Hamill is entitled to consultancy fees payable from the date of termination to his sixtieth birthday.

          During 1998, Mr. Scott had parallel contracts as Chairman of both the Company and Saatchi & Saatchi plc. He relinquished his directorship of the latter with effect from December 31, 1998. The terms of his new service agreement with the Company reflect his position as part-time executive Chairman.

          The Committee has considered the notice periods and termination arrangements in the light of the Combined Code and believes that it is appropriate for the executive Directors to have service agreements on such terms taking into account their seniority and value to the Company, and the changes undergone by the Company in recent years.

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

Non-executive Directors

          The Board of Directors agrees the remuneration of non-executive Directors for their services as members of the Board and its committees within the limits imposed by the Company's Articles. The Board retains discretion to approve additional payments for special services. The non-executive Directors do not participate in any of the incentive or benefit schemes of the Group.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

Share Schemes Prior to the Demerger and Demerger Schemes

          The Cordiant share schemes consist of one savings related scheme (described below) and two executive share option schemes, specifically the Performance Share Option Scheme (the "Performance Scheme") and the Executive Share Option Scheme No 2 (the "Executive Scheme" and, together with the Performance Scheme, the "Share Schemes").

          The Executive Scheme was approved by the Inland Revenue under the terms of the Finance Act 1984 and was intended only for executives resident in the UK. The Executive Scheme expired in April 1994 although existing options subsisting at the date of expiration remain exercisable in accordance with its terms. The Performance Scheme was adopted at the Extraordinary General Meeting of Cordiant held on March 16, 1995 and was approved by the Inland Revenue on May 1, 1995. It was intended for executives resident throughout the world.

          Options granted to participants in the Executive Scheme and the Performance Scheme (which includes super options) were for Cordiant Ordinary Shares at a price equivalent to the London Stock Exchange middle market quotation on the day preceding the date of grant of the options.

          The performance targets for options granted under the Performance Scheme depend on whether the option is an ordinary option or a super option. Ordinary options require the CCG Group's earnings per share to grow over three years at between 2 percent and 6 percent more than the growth in the UK Retail Price Index over the same period. Super options require growth in the CCG Group's earnings per share which over a five year period would place it in the top quartile of the FTSE 100 companies ranked by growth in earnings per share over the same period.

          No further options were granted under these schemes following the Demerger. Holders of executive options employed by the Company retained their options under the Share Schemes following the Demerger.

          Holders of executive options under the Share Schemes employed by Saatchi & Saatchi were invited to cancel their options in return for the grant of replacement options over Saatchi Ordinary Shares. Each replacement option was for the same number of Saatchi Ordinary Shares and has the same exercise price, exercise period and performance conditions as the relevant existing option. The intention was that the replacement options be, as far as practicable, equivalent to the existing options. For Charles Scott, employees who ceased to be employed as a result of the Demerger and employees of Zenith and The Facilities Group who held executive options under the Share Schemes, the same principles applied except that their replacement options were split 50/50 between options over Ordinary Shares and options over Saatchi Ordinary Shares.

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

          Under Sharesave 1995, employees of CCG retained their original number of options without adjustment for the share consolidation pursuant to the Demerger. Employees of Saatchi & Saatchi who held such options also retained them but were granted parallel unapproved options over Saatchi Ordinary Shares which are exercisable with the accumulated savings and interest/bonus under Sharesave 1995. (Sharesave 1995, together with such parallel schemes being the "SAYE Schemes") Employees of Zenith and The Facilities Group had their parallel options split 50/50 between Ordinary Shares and Saatchi Ordinary Shares.

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

Ownership Schemes

          Cordiant operated "ownership schemes" prior to the Demerger which allocated "network shares" to key executives, the value of the network shares increasing or decreasing in line with the network's performance against target. These schemes have been replaced by the Equity Participation Plan and the Performance Share Option Scheme. Accrued benefits up to the date of the Demerger were frozen at 50 percent of the value at December 31, 1997 in respect of participants in the Equity Participation Plan and the Performance Option Scheme and will be paid to executives in future years in accordance with the terms of the schemes.

          Awards to Directors under the ownership schemes were valued as follows:


                    Value at       Crystallized    1998 Cash      Value at
                December 31, 1997     Value        Payment     December 31, 1998

M. Bungey             113,936           56,968       14,242        42,726
A. D'Angelo            68,361           34,181        8,545        25,636
J. de Yturbe          113,936           56,968       14,242        42,726
P.M. Schoning         113,936           56,968       ---           56,968
W. Whitehead           68,361           34,181        8,545        25,636

          No awards were made under the schemes during 1998.

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

(iii)  Participation in the Equity Participation Plan

          The Trustee invites selected eligible employees and Directors to pay a certain amount of money (not exceeding Ll50,000) to enable them to participate in the Equity Participation Plan. The payment made by participants to the Trust, which must be made within 120 days of the award being made, is non-refundable.

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

          No new awards were made under the Equity Participation Plan during the year. At December 31, 1998, there were 52 participants with awards over a maximum of 11,084,170 Ordinary Shares.

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

          If EPS Performance is less than the annual percentage growth in the UK Retail Price Index plus 2 percent (the "Hurdle Rate") then the participant will be entitled to acquire 10 Ordinary Shares.

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

          The percentage of the award that vests will be determined by reference to the ranking attained by CCG as follows:

                                                             Percentage
                                                             of award
                                                            that vests
Ranking                                                            (%)


1ST or 2ND...........................................               100
3RD..................................................                75
4TH..................................................                50
5TH..................................................                25
6TH..................................................             18.75
7TH..................................................              12.5
8TH..................................................             9.375
9TH..................................................             3.125
10TH.................................................               nil

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

(vi)  Takeover

          In the event of a takeover of the Company prior to the announcement of the CCG Group's results for its financial year ending in 2000 (the "2000 results"), a participant who received an award prior to the announcement of CCG's results for its financial year ending in 1998 (the "1998 results") will be entitled to acquire the number of Ordinary Shares determined in accordance with the following provisions:

     (a) If the takeover occurs after the announcement of the 1998 results but before the announcement of CCG's results for its financial year ending in 1999 (the "1999 results"), the participant may acquire:

     (i)  one third of the maximum possible number of Ordinary Shares; plus

     (ii) one third of the number of Ordinary Shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) for CCG's 1998 financial year had been achieved over the full three years of the performance measurement period; and

     (b) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the participant may acquire:

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

(ix)    Limits on the Equity Participation Plan

          The number of shares which may be issued or become issuable pursuant to the Equity Participation Plan, when aggregated with the number of shares which may be issued or become issuable under the Performance Share Option Scheme may not exceed 9.5 percent of the issued share capital of the Company from time to time.

(x)     Amendments to the Scheme

          The Board has the power to administer, interpret and, with the concurrence of the Trustee, amend the provisions of the Equity Participation Plan. However, no amendment may be made to provisions relating to:

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

          Participants in the Performance Option Scheme are selected at the discretion of the Trustee.

          In May 1998, a further 15 employees were invited to participate in the Performance Option Scheme. Options over 1,523,078 shares were issued subject to salary or bonus sacrifices amounting to L171,000. At December 31, 1998, there were 81 participants holding options over a maximum of 7,772,140 shares. None of the Directors of the Company are members of the Scheme.

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

(vii)    Takeover

          In the event of a takeover of the Company prior to the announcement of CCG's 2000 results, an option holder who was granted an option prior to the announcement of CCG's 1998 results will be entitled to exercise his option in accordance with the following provisions:

     (a) if the takeover occurs after the announcement of the 1998 results but before the announcement of the 1999 results, the option holder may exercise his option in respect of:

          (i)  one third of the number of Ordinary Shares under option; plus

          (ii) one third of the number of Ordinary Shares in respect of which he could have exercised his option if the EPS Performance for the CCG Group's 1998 financial year had been achieved over the full three years of the performance measurement period; and

     (b) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the option holder may exercise his option in respect of:

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

(ix)     Variation of share capital

          On a variation of the Company's share capital by way of capitalization or rights issue, subdivision, consolidation or a reduction, the exercise price and the number of shares comprised in an option can be varied at the discretion of the Trustee subject to certification from CCG's auditors that in their opinion the variation is fair and reasonable.

(x)      Limits on the Performance Option Scheme

          The number of shares which may be issued or become issuable pursuant to the Performance Option Scheme, when aggregated with the number of shares which may be issued or become issuable pursuant to the Equity Participation Plan, may not exceed 9.5 percent of the issued Ordinary Share capital of the Company from time to time.

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

     (iii)The main purpose of the Trust is to operate the Equity Participation Plan and the Performance Option Scheme. Having considered recommendations received from the Remuneration Committee, the Trustee will make awards (which may or may not be in the form of options) under which participants will be entitled to acquire Ordinary Shares. Alternatively the Trustee may agree to deliver Ordinary Shares following the exercise of awards made by CCG.

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

          No new invitations were made to participate in the Zenith Incentive Plan during 1998.

                  The following chart shows as of June 1, 1999 the total number of Ordinary Shares subject to outstanding options, the purchase price of the Ordinary Shares pursuant to the options and the expiration date of the options:



                                                        Exercise       Number of
Scheme                          Date of Grant          Price (p)        Shares       Exercisable


Executive No. 2 Scheme          June 18, 1991             134         369,231        June 18, 2001
                                September 6, 1991         134          91,929        September 6, 2001
                                April 10, 1992            107          34,301        April 10, 2002
                                April 10, 1992            107 *       186,984        April 10, 2002
Demerger No. 2 Scheme           June 18, 1991             134         343,248        June 18, 2001
                                April 10, 1992            107          78,895        April 10, 2002
                                April 10, 1992            107 *         6,174        April 10, 2002

Sharesave 1995                  June 30, 1995              64       1,202,304        July 1, 2000 - December 31, 2000
Performance Option Scheme       May 3, 1995                73         257,775        May 3, 2005
                                August 11, 1995            95         257,774        August 11, 2005
                                April 19, 1996            130         487,500        April 19, 2006
                                April 19, 1996            130 *       515,000        April 19, 2001 - April 19, 2003
                                April 23, 1997            131         722,500        April 23, 2000 - April 23, 2007
                                April 23, 1997            131 *       692,500        April 23, 2002 - April 23, 2004
Demerger Performance Option     May 3, 1995                73          54,961        December 16, 2004
Scheme
                                May 3, 1995                73 *       109,926        May 3, 2000 - May 3, 2002
                                August 11, 1995            95          54,963        December 16, 2004
                                April 19, 1996            130         122,500        December 16, 2004
                                April 19, 1996            130 *       263,750        April 19, 2001 - April 19, 2003
                                April 23, 1997            131         195,000        April 23, 2000 - December 16, 2004
                                April 23, 1997            131 *       186,250        April 23, 2002 - April 23, 2004
Performance Share Option        December 18, 1997         105       6,208,401        December 18, 2000 - December 18, 2004
Scheme (PSOS)
                                May 14, 1998              124       1,294,468        May 14, 2001 - May 14, 2005
                                March 11, 1999            165       1,868,580        March 11, 2002 - March 11, 2006
Equity Participation Plan       December 18, 1997         105       11,034,720       December 18, 2000 - December 18, 2004
(EPP)
                                March 11, 1999            165          80,029        March 11, 2002 - March 11, 2006
Zenith Executive Incentive      December 16, 1997         109       1,109,630        December 16, 2000 - December 16, 2004
Plan



----------------------

         Exercise prices have been rounded to the nearest pence.
         Options marked * are super options as defined on pages 57 and 58.
         In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

          Changes in the number of Ordinary Shares issuable under options outstanding under the Share Schemes, the Demerger Schemes, the Equity Participation Plan, the Performance Option Scheme, the Zenith Scheme and Sharesave 1995 during the financial year are as follows:

                                       Executive Schemes          Sharesave
                                        Ordinary Shares        Ordinary Shares

Balance at beginning of year                  28,045,239          1,624,662
Options exercised                               (499,877)           (84,612)
Options granted                                1,523,078                  -
Option lapsed                                 (2,931,514)          (248,507)
                                              -----------          ---------
At year end                                   26,136,926          1,291,543
                                              ==========          =========
---------------------

          As of June 1, 1999, the number of Ordinary Shares subject to options, excluding phantom options, granted to the Directors and executive officers of the Company was 9,197,238.

          The table below describes the various share options awarded to the Directors of the Company as of June 1, 1999.


Scheme                         Date of Grant    Exercise Price(p)       Number Shares              Total Price   Exercise Period
C. Scott
Replacement Executive No. 2    06/18/1991             134                   222,502                 L298,153     To Jun 2001
Replacement Executive No. 2    06/18/1991             134                    20,582                  L27,580     To Jun 2001
Replacement Executive No. 2    04/10/1992             107                    68,605                  L73,407     To Apr 2002
Replacement Executive No. 2*   04/10/1992             107                    10,290                  L11,010     To Apr 2002
Replacement Performance*       05/03/1995              73                   109,926                  L80,246     May 2000-May 2002
Replacement Performance*       04/19/1996             130                   150,000                 L195,000     Apr 2001-Apr 2003
Replacement Performance        04/23/1997             131                    75,000                  L98,250     Apr 2002-Dec 2004
Replacement Performance*       04/23/1997             131                    75,000                  L98,250     Apr 2000-Dec 2004

J. de Yturbe
Performance Option Scheme     05/03/1995               73                    40,498                  L29,564     To May 2005
Performance Option Scheme     08/11/1995               94                    40,498                  L38,068     Aug 1998-Aug 2005
Performance Option Scheme     04/19/1996              130                    45,000                  L58,500     Apr 1999-Apr 2006
Performance Option Scheme*    04/19/1996              130                    45,000                  L58,500     Apr 2001-Apr 2003
Performance Option Scheme     04/23/1997              131                    45,000                  L58,950     Apr 2000-Apr 2007
Performance Option Scheme*    04/23/1997              131                    45,000                  L58,950     Apr 2002-Apr 2007

W. Whitehead
Performance Option Scheme     05/03/1995               73                    21,213                  L15,485     To May 2005
Performance Option Scheme     08/11/1995               94                    21,213                  L19,940     Aug 1998-Aug 2005
Performance Option Scheme     04/19/1996              130                    45,000                  L58,500     Apr 1999-Apr 2006
Performance Option Scheme*    04/19/1996              130                    45,000                  L58,500     Apr 2001-Apr 2003
Performance Option Scheme     04/23/1997              131                    45,000                  L58,950     Apr 2000-Apr 2007
Performance Option Scheme*    04/23/1997              131                    45,000                  L58,950     Apr 2002-Apr 2007

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

A. Hamill
Performance Option Scheme    05/03/1995                73                    46,927                  L34,257     To May 2005
Performance Option Scheme    08/11/1995                94                    46,927                  L44,111     Aug 1998-Aug 2005
Performance Option Scheme    04/19/1996               130                    45,000                  L58,500     Apr 1999-Apr 2006
Performance Option Scheme*   04/19/1996               130                    45,000                  L58,500     Apr 2001-Apr 2003
Performance Option Scheme    04/23/1997               131                    45,000                  L58,950     Apr 2000-Apr 2007
Performance Option Scheme*   04/23/1997               131                    45,000                  L58,950     Apr 2002-Apr 2007

A. D'Angelo
Performance Option Scheme    05/03/1995                73                    33,427                L24,402     To May 2005
Performance Option Scheme    08/11/1995                94                    33,427                L31,421     Aug 1998-Aug 2005
Performance Option Scheme    04/19/1996               130                    37,500                L48,750     Apr 1999-Apr 2006
Performance Option Scheme*   04/19/1996               130                    37,500                L48,750     Apr 2001-Apr 2003
Performance Option Scheme    04/23/1997               131                    37,500                L49,125     Apr 2000-Apr 2007
Performance Option Scheme*   04/23/1997               131                    37,500                L49,125     Apr 2002-Apr 2007

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

----------------------
During 1998,  the Ordinary  Shares traded on the London Stock Exchange at a high of 136p, a low of 88.5p and closed at 107p on December 31, 1998.

All exercise prices for the share option schemes have been rounded down to the nearest pence.

The options marked * are super options.

During the year, Charles Scott's spouse exercised options over 45,958 shares at exercise prices of between 64.5p and 107.5p per share arising from her previous employment with the Group. Other than disclosed above, no Directors exercised options under any of the share option schemes during the year. A total of 159,279 options held by the above directors lapsed during the year.


Item 13.  Interest of Management in Certain Transactions.

          Mr. Hamill is a director and shareholder of a trust company, which held a 24.9 percent interest in the issued share capital of The Communications Group. Mr. Hamill was personally entitled to 11.6 percent of the outstanding units in the trust. In November 1998 the Group purchased the remaining 24.9 percent interest in The Communications Group. Mr. J. Fawcett and Mr. I. Smith were entitled to 10.3 percent and 8.2 percent respectively of the outstanding units in the trust.


                                     PART II



Item 14.  Description of Securities to be Registered.

          Not Applicable.

                                    PART III



Item 15.  Defaults Upon Senior Securities.

          None.

Item 16.  Changes in Securities, Changes in
          Security for Registered Securities and Use of Proceeds.

          None.


                                     PART IV



Item 17.  Financial Statements.

          The Company has elected to provide financial statements for 1998 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

          The Company's financial statements and the report thereon by its Independent Auditor listed below and set forth on pages F-1 to F-51 herein are hereby incorporated by reference into this Item 18.

     (a)  Independent Auditor's Report dated April 29, 1999.

     (b) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1998 and 1997.

     (c) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1998, 1997 and 1996.

     (d)  Notes to consolidated financial statements.


Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

          (1) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1998 and 1997. (Page F-5)

          (2) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1998, 1997 and 1996. (Page F-2, F-3, F-4, F-6, F-7,
               F-8)

          (3)  Notes to consolidated financial statements. (Pages F-9 to F-51)

     (b)  Exhibits

          (1)  Consent of Independent Auditor.

          (3) Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide the Commission with a list of subsidiaries of Cordiant Communications Group plc.

                                   SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CORDIANT COMMUNICATIONS GROUP PLC


                                              By:/s/ David F. Ham
                                                 --------------------------
                                                 NAME:  David F. Ham
                                                 TITLE: Group Controller


Date:  June 29, 1999

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders of Cordiant Communications Group plc:

We have audited the accompanying balance sheets of Cordiant Communications Group plc and subsidiaries as of 31 December 1997 and 1998, and the related consolidated statements of operations, shareholders' deficiency and other share capital, total recognised gains and losses and cash flows for each of the years in the three year period ended 31 December 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom which are substantially equivalent to generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordiant Communications Group plc and subsidiaries at 31 December 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended 31 December 1998, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended 31 December 1998 and shareholders' deficiency at 31 December 1997 and 1998 to the extent summarised in note 37 to the consolidated financial statements.



                                                     /s/ KPMG AUDIT PLC
London, England                                      CHARTERED ACCOUNTANTS
29 April 1999                                        REGISTERED AUDITOR

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Year ended December 31, 1998
                                                 ------------------------------

                                                             Total

                                     Notes                 L million

Group and share of joint                                   1,847.4
  ventures
Less: share of joint ventures                               (281.8)
                                                            -------
Group Turnover                                             1,565.6
                                                           -------
Group and share of joint                                     316.0
  ventures
Less: share of joint ventures                                (14.2)
                                                             ------
Commission and fee income                                    301.8
Operating and administration           3                    (266.1)
  expenses
Depreciation                                                  (9.7)
                                                             ------
Operating profit                                              26.0
Share of operating profits:
Joint venture                                                  1.4
Associated undertakings                                        1.2
                                                          --------
Profit before interest and                                    28.6
  taxation
Net interest payable and               8                      (2.7)
  similar charges                                         ---------
Profit before taxation                                        25.9
Taxation                               9                      (9.2)
                                                          ---------
Profit after taxation                                         16.7
Minority interests                                            (1.7)
                                                          ---------
Net profit                                                    15.0
Dividend proposed on equity shares                            (3.1)
                                                          ---------
Profit retained for year                                      11.9
Net earnings per Ordinary Share                           ========

- Basic                               10                       6.7p
- Diluted                             10                       6.7p


There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             Year ended December 31, 1997
                                                                -------------------------------------------------------

                                                                    Ongoing           Disposed
                                                                   operations        operations           Total
                                                     Notes          L million         L million          L million
                                                     -----
Turnover                                                             1,576.1           2,630.1           4,206.2
                                                                     -------           -------           -------
Commission and fee income                                              308.2             427.9             736.1
Operating and administration expenses                  3              (276.2)           (378.1)           (654.3)
Depreciation                                                            (9.6)            (16.6)            (26.2)
                                                                   ----------         ---------        ----------
Operating profit                                                        22.4              33.2              55.6
Profit on disposal of businesses                       2                16.5               4.3              20.8
Fundamental reorganization - demerger                  6              (970.6)            937.6             (33.0)
                                                                     --------          -------         ----------
Profit (loss) before interest and taxation                            (931.7)            975.1              43.4
Net interest payable and similar charges               8                 3.5             (12.3)             (8.8)
                                                                   ---------          ---------        ----------
Profit (loss) before taxation                                         (928.2)            962.8              34.6
Taxation                                               9                (8.1)             (9.4)            (17.5)
                                                                   ----------         ---------         ---------
Profit (loss) after taxation                                          (936.3)            953.4              17.1
Minority interests                                                      (1.8)             (0.2)             (2.0)
                                                                   ----------         ---------        ----------
Net profit (loss)                                                     (938.1)            953.2              15.1
                                                                      =======          =======
Dividend proposed on equity shares                                                                          (2.7)
Dividend on demerger                                                                                       134.6
                                                                                                         -------
Profit retained for year                                                                                   147.0
                                                                                                         =======
Net earnings per Cordiant Ordinary Share
   - Basic                                            10                                                     3.4p
   - Diluted                                          10                                                     3.4p

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

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                  Year ended December 31, 1996
                                                                   ------------------------------------------------------------

                                                                       Ongoing              Disposed
                                                                      operations           operations              Total
                                                    Notes             L million             L million            L million
                                                    -----
Turnover                                                                1,568.7               2,555.0               4,123.7
                                                                        -------               -------               -------
Commission and fee income                                                 329.5                 425.4                 754.9
Operating and administration expenses                 3                  (298.4)               (399.2)               (697.6)
Depreciation                                                               (9.7)                (16.1)                (25.8)
                                                                           -----                ------              --------
Operating profit                                                           21.4                  10.1                  31.5
Profit on disposal of businesses                      2                    -                     17.8                  17.8
                                                                          ----                   ----                  ----
Profit before interest and taxation                                        21.4                  27.9                  49.3
Net interest payable and similar charges              8                     5.8                 (13.3)                 (7.5)
                                                                            ---                 ------             ---------
Profit before taxation                                                     27.2                  14.6                  41.8
Taxation                                              9                    (9.6)                 (5.2)                (14.8)
                                                                           -----                 -----             ---------
Profit after taxation                                                      17.6                   9.4                  27.0
Minority interests                                                         (2.6)                 (0.2)                 (2.8)
                                                                           -----                 -----             ---------
Net profit                                                                 15.0                   9.2                  24.2
                                                                           ====                   ===
Dividend proposed on equity shares                                                                                     (4.4)
                                                                                                                   ---------
Profit retained for year                                                                                               19.8
                                                                                                                  =========
Net earnings per Cordiant Ordinary Share
   - Basic                                           10                                                                 5.5p
   - Diluted                                         10                                                                 5.4p

To assist in the understanding of the Group the Company has classified the results of Cordiant into ongoing and disposed operations.

There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,
                                                                Notes                1998               1997
                                                                -----                ----               ----
                                                                                  L million          L million
ASSETS

Current assets:
   Cash and short-term deposits                                                    62.3                 61.7
   Short-Term Investments                                         11                1.5                  0.2
   Accounts and other receivables, prepayments and accrued
     income                                                       12/13           246.3                254.3
   Billable production                                            13               15.4                 18.1
                                                                                 ------               ------
     Total current assets                                                         325.5                334.3

Long-Term Investments                                             14                4.0                  3.5

Long-term receivables:
   Accounts and other receivables, prepayments and accrued
     income                                                       12               18.3                 15.5
Property and equipment                                            15               22.7                 24.5
Goodwill                                                                           16.2                  -
                                                                                -------              -------
     Total assets                                                                 386.7                377.8
                                                                                =======              =======

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
   Current liabilities:
   Bank loans, overdrafts and other loans                         16               21.7                  8.4
   Accounts payable, other liabilities and accrued expenses       17              268.0                301.5
   Taxation and social security                                   22               24.0                 21.6
                                                                                  -----                -----
     Total current liabilities                                                    313.7                331.5
                                                                                  -----                -----

Long-term liabilities:
   Accounts payable, other liabilities and accrued expenses       17               13.5                  1.6
   Provision for joint venture deficit                            18               14.7                 14.3
   Property, pension and other provisions                         18               51.2                 57.3
   Long-term debt                                                 19               36.4                 28.4
   Deferred taxation                                              21                2.2                  0.5
   Taxation                                                       22               23.9                 23.8
   Minority interests                                                               2.6                  6.1
                                                                                  -----                -----
     Total long-term liabilities                                                  144.5                132.0
                                                                                  -----                -----

     Total liabilities                                                            458.2                463.5
                                                                                  -----                -----
Shareholders' deficiency:
   Share capital
     Allotted, called up and fully paid:
       225,461,044 Ordinary Shares of 50p each (1997:
           221,926,993 Ordinary Shares of 50p each)               23              112.7                111.0
   Share premium                                                                    2.3                  -
   Shares to be issued                                                              1.3                  -
   Special reserve                                                                 25.7                 25.7
   Goodwill reserves                                                                -                 (113.2)
   Accumulated deficit                                                           (213.5)              (109.2)
                                                                                 -------              -------
     Shareholders' deficiency                                                     (71.5)               (85.7)
                                                                                  ------               ------
Total liabilities and shareholders' deficiency                                    386.7                377.8
                                                                                  =====                =====
See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL

                  Years ended December 31, 1998, 1997 and 1996

                                                                                                       Accumu-
                                        Premiums    Shares      Capital                                 lated          Total
                             Share     in Excess     to be    Redemption     *Special    Goodwill      Earnings    Shareholders'
                            Capital   of Par Value  Issued      Reserve      Reserves    Reserves     (Deficit)      Deficiency
                           L million   L million   L million   L million    L million    L million    L million      L million
                           ---------   ---------   ---------   ---------    ---------    ---------    ---------      ---------

At January 1, 1996            230.0       137.0        -          86.5          -          (218.2)      (460.2)       (224.9)
Profit for the year             -           -          -           -            -             -           19.8          19.8
Shares issued net of            0.1         0.3        -           -            -             -            -             0.4
   expenses
Goodwill acquired and           -           -          -           -            -           (17.4)         -           (17.4)
   written off
Translation adjustment          -           -          -           -            -             -            6.8           6.8
                            -------     -------     -------     -------      -------      -------      -------       -------

At December 31, 1996          230.1       137.3        -          86.5          -          (235.6)      (433.6)       (215.3)
Issues of Ordinary shares       0.1        -           -           -            -             -            -             0.1
   net of expenses
Net goodwill arising in        -           -           -           -            -            (1.7)         -            (1.7)
   year
Elimination of goodwill
   reserves on demerger        -           -           -           -            -           124.1       (124.1)          -
Profit retained for the        -           -           -           -            -            -           147.0         147.0
   year
Translation adjustment         -           -           -           -            -            -           (15.8)        (15.8)
*Reduction of capital        (119.2)     (137.3)       -         (86.5)        25.7          -           317.3           -
                             -------     -------    -------      ------        ----       -------        -----        -------

At December 31, 1997          111.0         -          -           -           25.7        (113.2)      (109.2)        (85.7)
Issues of Ordinary shares       1.7       2.3          -           -            -            -             -             4.0
   net of expenses
Transfer of Goodwill            -           -          -           -            -           113.2       (113.2)          -
   reserve
Option payments for             -           -         1.3          -            -            -             -             1.3
   employee share scheme
Goodwill arising on
   acquisitions made in         -           -          -           -            -            -            (2.2)         (2.2)
   previous periods
Profit retained for the         -           -          -           -            -            -            11.9          11.9
   period
Reversal of imputed
   employee share scheme        -           -          -           -            -            -             0.9           0.9
   cost
Translation adjustment          -           -          -           -            -            -            (1.7)         (1.7)
                            -------     -------     -------     -------       ----        -------         -----         -----

At December 31, 1998          112.7       2.3         1.3          -           25.7           -         (213.5)        (71.5)
                             -------     -------    -------      ------        ----       -------        -----        -------

As at December 31, 1998, the Accumulated Deficit included  cumulative  exchange  translation losses of L28.7 million (1997:
L27.0 million; 1996:  L11.2 million).  There is no tax effect of these movements.

* Relates to the  reduction of capital  which took place as part of the demerger in 1997. The reserve is non-distributable  other than for the purposes of paying up shares in a bonus issue of fully paid shares.

See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                            Year ended
                                                                           December 31,
                                                     ----------------------------------------------------------
                                                             1998                 1997               1996
                                                             ----                 ----               ----
                                                           L million           L million          L million

Profit for the financial year                                15.0                 15.1               24.2
Translation adjustment                                       (1.7)               (15.8)               6.8
                                                             -----               ------              ----
Total gains (losses) recognized for the
  financial year                                             13.3                 (0.7)              31.0
                                                             ====                 =====              ====

See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended December 31,
                                                            Notes          1998             1997         1996
                                                                           ----             ----         ----
                                                                        L million        L million    L million

Ongoing operations                                                           19.8              5.6         17.5
Disposed operations                                                           -               56.1         39.4
                                                                            -----            -----        -----

Net cash inflow from operating activities                     27             19.8             61.7         56.9
                                                                             ----            -----        -----

Net cash outflow arising from external Demerger costs                        (8.2)           (13.8)         -
                                                                             -----           ------        ----


Returns on investments and servicing of finance
Interest received                                                             1.9              5.3          7.3
Interest paid (including bank fees)                                          (3.8)           (13.6)       (15.2)
Interest element of finance lease rental payments                            (0.1)            (0.1)        (0.1)
Dividends paid to minorities                                                 (2.5)            (2.0)        (1.2)
Bank fees                                                                    (0.4)            (1.9)        (0.9)
                                                                             -----          -------      -------
Net cash outflow from returns on investments and
   servicing of finance                                                      (4.9)           (12.3)       (10.1)
                                                                             -----           ------       ------
Taxation
UK corporation tax (paid) repaid                                                                            0.1
                                                                             (0.7)             -
Overseas tax paid                                                            (7.6)           (15.1)        (9.4)
                                                                             -----          -------       ------
Tax paid                                                                     (8.3)           (15.1)        (9.3)
                                                                             -----          -------       ------
Capital expenditure and financial investment

Purchase of tangible fixed assets                                            (8.7)           (25.8)       (26.9)
Sale of tangible fixed assets                                                 1.2              2.6          2.9
Purchase of other fixed asset investments                                     -               (0.5)        (0.9)
Sale of other fixed asset investments                                         0.1              1.2          0.1
                                                                              ---            -----        -----

Net cash outflow from capital expenditure and financial investment           (7.4)           (22.5)       (24.8)
                                                                             -----           ------       ------
Acquisitions and disposals

Purchase of subsidiary undertakings                                          (7.5)            (9.3)       (25.3)
Purchase of associated undertakings                                          (0.2)             -            -
Cash acquired with subsidiaries                                               0.7              0.6          1.7
Sale of subsidiary undertakings                                               -               41.6          9.9
Cash in businesses sold                                                      (0.4)            (1.1)         -
Cash in businesses demerged                                                   -              (43.4)         -
                                                                            -----           -------       ------
Net cash outflow from acquisitions and disposals                             (7.4)           (11.6)       (13.7)
                                                                             -----           ------       ------
Dividends from associated undertakings                                        0.2              -            -

Equity dividends paid                                                        (2.7)            (4.4)         -
                                                                             -----            -----       ------

Total net cash outflow before financing                                     (18.9)           (18.0)        (1.0)
                                                                            ------           ------       ------

Financing activities

Issues of Ordinary Share capital                                              0.5              0.1          -
Capital subscribed by minorities                                              -                -            0.2
Net borrowings (loan repayments)                                              8.6             17.3        (11.0)
Capital element of finance lease rental payments                             (0.2)            (0.3)        (0.4)
                                                                            ------           ------      -------
Net cash inflow (outflow) from financing                                      8.9             17.1        (11.2)
                                                                            -----            -----        ------

Decrease in cash                                                            (10.0)            (0.9)       (12.2)
                                                                            ======            =====       ======

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

Basis of Accounting

The financial statements have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards. FRS 12, FRS 13, and FRS 15 will be adopted for the financial statements for the year ended December 31, 1999.

Consolidation

The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to December 31, 1998. All material intragroup transactions and balances have been eliminated on consolidation.

Turnover

Turnover comprises amounts billed to clients, excluding sales taxes and intragroup transactions. Billings are usually rendered upon presentation date for media advertising and upon the completion of radio, television and print production.

Revenue

Revenue represents the fees and commissions, excluding sales taxes, from services provided to clients, and is recognized generally when work is billed.

Pension costs

Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes which are funded by contributions from Group companies and employees.

The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

Employee share schemes

Payments made by participants to acquire options under the Equity Participation Plan are credited to capital as "Shares to be issued." The estimated cost of awards is expensed as a charge to the profit and loss account on a straight line basis over the period to which the performance criteria of the plan relate. In compliance with UITF abstract 17: "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the plan the cost is transferred from reserves to share capital.

Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future installments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future installments.

All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

Goodwill

Purchased goodwill arising in respect of acquisitions before January 1, 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS10 was adopted, was written off to reserves in the year of acquisition. A charge would be recognized in the Group's profit and loss account in respect of any permanent diminution in the value of goodwill previously written off to reserves. Goodwill written off directly to reserves and not previously charged to the Group's profit and loss account is included in determining the profit or loss on disposal of a subsidiary.

Purchased goodwill arising from acquisitions on and after January 1, 1998 has been capitalized as an intangible fixed asset. The Directors are of the opinion that the intangible fixed assets of the Group have an indefinite economic life and as such the goodwill related to acquisitions to date is not amortized, but is subject to annual review for impairment. This is due to the durability of the Group's brand names, their ability to sustain long-term profitability and CCG's commitment to develop and enhance their value. The acquisitions of the Group are intended to enhance the long-term value of the Group's networks. The individual circumstances of each subsequent acquisition the Group makes will be assessed to determine the appropriate treatment of any related goodwill.

The financial statements depart from the specific requirement of companies legislation to amortize goodwill over a finite period in order to give a true and fair view. The Directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify the impact of this departure.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Additions, improvements and major renewals are capitalized. Maintenance repairs and minor renewals are expensed as incurred. The cost of property and equipment less the estimated residual value is written off by equal annual installments over the expected useful lives of the assets as follows:

Long leasehold properties:                                50 years

Short leasehold  properties with terms of less than       Period of lease
50 years:

Furniture and equipment:                                  Between 4 and 10 years

Motor vehicles:                                           4 years


Joint ventures and associated undertakings

The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account on a gross equity and equity accounting basis respectively. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

Billable Production

Billable production is valued at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients.

Deferred taxation

Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that a liability or asset will crystallize in the foreseeable future.

No provision is made for deferred tax on unremitted overseas earnings unless the Group expects them to be remitted.

Property provisions

Provision is made on an undiscounted basis for the future rent expense and related costs of leasehold property (net of estimated sublease income) where the space is vacant or currently not planned to be used for ongoing operations.

Foreign currencies

Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.

Gains  or  losses  on   translation  of  the  opening  net  assets  of  overseas
subsidiaries are taken to reserves. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. All other exchange differences are taken to the profit and loss account.

The Group's principal trading currencies and the exchange rates used against (pound) sterling are as follows:


                          Average rate                           Closing rate
                          ------------                           ------------
                              1998       1997       1996        1998       1997
                              ----       ----       ----        ----       ----
US Dollar                     1.66       1.64       1.56        1.66       1.65
French Franc                  9.77       9.55       7.99        9.29       9.90
Deutschmark                   2.91       2.84       2.35        2.77       2.96
Australian Dollar             2.64       2.21       2.00        2.71       2.52
Spanish Peseta                 247        240        198         236        251
Italian Lira                 2,877      2,790      2,409       2,743      2,909

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 2 - Acquisitions, Disposals and Contingent and Deferred Capital Payments*

Acquisitions

In November 1998, the purchase of the remaining 24.9% of The Communications Group Pty Ltd, the holding company of its Australian subsidiaries, previously held by management, was completed. The acquisition was effective from July 1, 1998. The cost of acquisition was (pound)6.7 million, of which (pound)3.3 million was paid in cash and (pound)3.4 million by the issue of shares. The agreement provides for a further payment in 2000 based on the profits for 1998 and 1999.

In July 1998, Bates Advertising USA, Inc. acquired the whole of the share capital of The Criterion Group, Inc., renamed Bates Travel and Tourism, Inc.. The initial payment was US$1.9 million ((pound)l.2 million) and further payments are due in the years 1999, 2000 and 2001 based on the average profits for the preceding three years. Estimated total additional payments of US$4.3 million ((pound)2.6 million) have been accrued.

In October 1998, Bates Advertising USA, Inc. acquired the whole of the issued share capital of Churchill Advertising Group, Inc. renamed Bates Churchill Advertising Group, Inc., and Churchill Group, Inc., renamed Bates Churchill Group, Inc.. The acquisition was effective from July 1, 1998. The initial payment was US$1.3 million ((pound)0.8 million) and further payments are due in the years 1999, 2000, 2001 and 2002 based on the average revenue of the 4 years ended June 30, 2002. Estimated total additional payments of US$5.4 million ((pound)3.3 million) have been accrued.

In October 1998, the previous 10% holding in Verdino Bates SA in Argentina was increased by the acquisition of an additional 80%. Subsequently Verdino Bates SA acquired the whole of the share capital of Fernando Fernandez SA in exchange for a 30% share of Verdino Bates SA with which it has been merged. The merged company has been renamed Verdino Bates Fernando Fernandez SA. The capital restructuring reduces CCG's holding to 63%. The initial payment for the additional shares was (pound)1.4 million and this is adjustable based on average profits for the years 1997-1999. Put and call options have been granted for an additional 7% of the shares.

During 1998, CCG acquired 50.8% holding in EMC Starke & Gerlach GmbH in Germany, 51% holding in Kontoret As Reklamebyra in Norway and 100% holding in Not Just Film in The Netherlands. The consideration paid in 1998 for all these acquisitions was (pound)0.7 million in cash and with further consideration which is not yet quantifiable.


-----------------------

* Where applicable in this Note, translations from US dollars are made at the rates at which the transactions were concluded.

Disposals

The profit (loss) on disposal of businesses is discussed by year below:

(a)      1998

No disposals took place in 1998. The share capital of Bates Japan Ltd was restructured during the year, converting it from a wholly-owned subsidiary to a 31% joint venture investment in the renamed Saatchi & Saatchi Bates Yomiko KKK. No profit or loss arose as a result of this.

(b)      The profit on disposal of businesses in 1997

The profit on disposal of businesses in 1997 of (pound)20.8 million arose from the sale of NRG and the disposal of the Interpublic Group of Companies ("IPG") shares received by Cordiant due to clauses in the sale agreement of KDW in 1995 (see (c) below).

In October 1997, Cordiant sold NRG for a gross cash consideration of $53.1 million ((pound)32.4 million). The gross consideration included $13.1 million ((pound)8.0 million) payable to certain of NRG's directors under terms of an agreement entered into in 1995. Net assets disposed of were estimated at $7.5 million ((pound)4.6 million). After accounting for provisions totaling $5.4
million  ((pound)3.3   million)  for  additional  tax,   professional  fees  and
determination of the disposed balance sheet, the profit on sale was $27.1 million ((pound)16.5 million).

(c)      The profit on disposal of businesses in 1996

The profit on disposal of businesses in 1996 of (pound)17.8 million arose from additional consideration received regarding the sale of KDW and further consideration of (pound)1.3 million for disposals in prior years.

In 1995, shareholders approved the sale of KDW to its management. Consideration was $13.7 million ((pound)8.8 million) in cash, $9.5 million ((pound)6.1 million) in the form of a 10 per cent subordinated loan note of the purchaser, $4.0 million ((pound)2.5 million) in the form of redeemable preferred stock in the purchaser and warrants to subscribe for shares of common stock in the purchaser representing approximately 25% of the purchaser's fully diluted equity share capital, exercisable at a price of $250,000 ((pound)161,000) in aggregate.

In 1996 KDW was sold to IPG and, as a result, Cordiant exercised its right to take up the warrants and recognized a further gain of (pound)16.5 million. The additional consideration received was $13.5 million ((pound)8.7 million) in cash from the repayment of a loan note and redeemable preferred stock, and $18.5 million ((pound)11.9 million) in shares of IPG.

In July 1997, all the IPG shares were disposed of for consideration of $28.0 million ((pound)17.1 million) in cash resulting in a further gain on disposal of(pound)4.3 million.

Contingent and Deferred Capital Payments

The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to pay certain deferred consideration payments. CCG estimates that, at the rates of exchange ruling at December 31, 1998, the total payments (including interest) that may be made are as follows:


                            Contingent      Deferred       1998          1997
                             Payments       Payments       Total         Total
                            ---------       --------       -----         -----
                             L million     L million     L million     L million
Due within 1 year               4.1            -            4.1           0.1
Due within years 2-5            6.4            -            6.4           3.6
                                ---           ---           ---           ---
                               10.5            -           10.5           3.7
                               ====           ===          ====           ===

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 3 - Operating and Administrative Expenses

Operating and administrative expenses from continuing operations included the following:

                                                                        Year ended
                                                                       December 31,
                                                       ------------------------------------------
                                                          1998            1997             1996
                                                          ----            ----             ----
                                                       L million       L million        L million

Staff and associated costs (see note 7)                   168.9           407.3           426.4
Hire of plant and machinery - operating leases
   (see note 26)                                            1.6             2.9             3.1
Hire of other assets - leasehold property net of
   sublease income (see note 26)                           17.2            47.7            48.3
(Profit) loss on sale of tangible fixed assets             (0.1)           (0.8)            0.2
Goodwill written off                                        0.2             2.2             -
Auditor's remuneration, including expenses                  1.0             2.6             2.5
Auditor's remuneration, other than audit fees*              0.3             0.4             0.9
Other administrative expenses, including
   exceptional items                                       77.0           192.0           216.2
                                                         ------           -----           -----
                                                          266.1           654.3           697.6
                                                          =====           =====           =====

*In 1997 in addition to non-audit fees paid to our auditor shown above, additional fees of (pound)6.8 million relating to work in respect of the Demerger are included in the fundamental reorganization cost (see note 6). Work performed primarily included due-diligence, work associated with the circular to shareholders relating to the demerger and the listing particulars of Saatchi & Saatchi, and advice on the fundamental reorganization of Cordiant.

CCG made charitable donations in the United Kingdom of (pound)14,000 in 1998 in the year ended December 31, 1998. Cordiant made charitable donations in the United Kingdom of (pound)58,000 and (pound)34,000 in the years ended December 31, 1997 and 1996, respectively.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



Note 4 - Exceptional Operating Items

Included in Operating and Administrative Expenses in Note 3 above are the following exceptional items:

                            Total     Ongoing     Disposed     Total       Ongoing      Disposed     Total
                            1998   operations   operations      1997    operations    operations      1996
                              Lm           Lm           Lm        Lm            Lm            Lm        Lm

Termination of a defined
benefits pension plan          -            -            -         -           0.2           8.1       8.3

Leasehold property
provisions                     -            -            -         -             -           8.2       8.2

Goodwill written off           -          2.2            -       2.2             -             -         -


                               -          2.2            -       2.2           0.2          16.3      16.5
                               =          ===            =       ===           ===          ====      ====


The pension plan costs arose from a decision taken as part of Cordiant's efficiency program to terminate the defined benefits plan in the USA. The scheme was frozen at June 30, 1996 and terminated on December 31, 1996.

The leasehold property provision arose from the decision to vacate surplus office space with an estimated future net rental shortfall of (pound)8.2 million.

The goodwill written off relates to the Group's Indonesian subsidiary. The decision was taken in view of the economic uncertainty in that country.

Note 5 - Discontinued Operations

All the Group's operations throughout 1998 were considered by the Directors to be ongoing.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 6 - Fundamental Reorganization - Demerger

In order to implement the Demerger, inter-group debt and subsidiaries had to be eliminated. This was carried out by sale, assignment, waiver or other means. Surpluses and losses arising from these transactions are shown below.

                                                                           Ongoing         Disposed
                                                          Total 1998      operations      operations     Total 1997
                                                           Lmillion        Lmillion        Lmillion       Lmillion
                                                           --------        --------        --------       --------

Surplus (loss) on inter-group debt                            -             875.0        (1,011.8)         (136.8)

Surplus on transfer of subsidiaries                           -              72.7            64.1           136.8

Amounts payable in relation to the demerger                   -              16.3             3.9            20.2

Head office reorganization                                    -               6.6             0.1             6.7

Inter-group property provisions                               -                -              6.1             6.1
                                                            -----           ---------     -------         -------

Fundamental reorganization - demerger                         -             970.6          (937.6)           33.0
                                                            =====           =====          =======           ====


Amounts payable in relation to the Demerger include external advisors' fees, temporary staff and other costs.

Property provisions, which have no cash impact, arose as a result of the Demerger and represented the difference between rental payable by Saatchi & Saatchi and the amounts receivable from Zenith for space sublet to them.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 7 - Employees


Average number of employees of CCG by geographic area:

                                                   Year ended
                                                  December 31,
                                  ----------------------------------------------
                                       1998               1997             1996
                                       ----               ----             ----
UK                                      478                509              574
The Americas                            933                914            1,096
Continental Europe                    1,634              1,565            1,601
Asia Pacific                          1,772              1,672            1,595
                                      -----              -----            -----
Ongoing operations                    4,817              4,660            4,866
Disposed operations                       -              5,938            5,343
                                     ------              -----            -----
                                      4,817             10,598           10,209
                                      -----             ------           ------


                               Total       Ongoing      Disposed      Total          Ongoing        Disposed       Total
                                1998    operations    operations       1997       operations      operations        1996
                                  Lm            Lm            Lm         Lm               Lm              Lm          Lm

Wages and salaries             150.0         156.1         204.5      360.6            162.4           204.9       367.3
Social security costs           14.5          15.6          18.7       34.3             17.0            20.2        37.2
Pension costs - see  note 25     4.4           4.5           7.9       12.4              5.7            16.2        21.9*
                               -----         -----         -----      -----            -----           -----       -----
                               168.9         176.2         231.1      407.3            185.1           241.3       426.4
                               -----         -----         -----      -----            -----           -----       -----


* Included in the pension cost for 1996 of L21.9 million there was an exceptional charge of L8.3 million to terminate the defined benefits pension plan in the US (see note 4).

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 8 - Net Interest and Similar Charges


                                                                         Year ended
                                                                        December 31,
                                                         ----------------------------------------
                                                            1998           1997            1996
                                                            ----           ----            ----
                                                         L million      L million       L million


Interest payable and similar charges:
On bank loans, overdraft facilities and other loans
required to be repaid within five years                       3.6           13.4           13.1
On capitalized leases and hire purchase                       0.1            0.1            0.1
On other loans                                                 -             0.4            0.4
Bank fees                                                     0.7            1.9            1.1
Foreign exchange                                              0.3             -              -
                                                              ---            ---           ----
                                                              4.7           15.8           14.7
                                                              ---           ----           ----
Interest receivable and similar items:
On cash and deposits                                         (1.7)          (5.3)          (6.5)
Note interest                                                (0.1)          (0.3)          (0.7)
Foreign exchange                                               -            (1.4)            -
                                                            -------         -----            --
                                                             (1.8)          (7.0)          (7.2)
                                                             -----          -----          -----
Group net interest payable                                    2.9            8.8            7.5

Net interest (receivable)/payable
- Joint ventures                                             (0.1)            -              -
- Associated undertakings                                    (0.1)            -              -
                                                             -----         ------           ----
Net interest payable and similar items                        2.7            8.8            7.5
                                                              ===            ===            ===


Note 9 - Taxes on Income

Taxes on income were made up as follows:

                                                                         Year ended
                                                                        December 31,
                                                         -----------------------------------------
                                                            1998           1997             1996
                                                            ----           ----             ----
                                                         L million      L million        L million

UK corporation tax:
ACT written off                                              -                 -             1.1
Currently payable                                            1.3               0.7           1.1
Relief for overseas tax                                     (0.1)             (0.5)         (0.6)
Deferred                                                     -                 0.2          (0.5)
                                                            -----             -----         -----
                                                             1.2               0.4           1.1
Overseas taxation:
Currently payable                                            5.7              17.9          13.1
Deferred                                                     1.4              (0.8)          0.6
                                                             ---              -----         ----
Group taxation                                               8.3              17.5          14.8
Joint ventures                                               0.5                -            -
Associated undertakings                                      0.4                -             -
                                                             ---              -----         ----
Tax on ordinary activities                                   9.2              17.5          14.8
                                                             ===              ====          ====

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


The above charges reconcile as follows with the standard UK corporation tax rates:


                                                             Year ended December 31,
                                                  --------------------------------------------
                                                     1998              1997             1996
                                                     ----              ----             ----
                                                  L million         L million        L million

Tax charge in financial statements                     (9.2)          (17.5)            (14.8)
Tax charge (credit) on pre-tax  profit
   (loss) at 31% (1997:  31.5%, 1996:  33%)             8.0            10.9              13.8
                                                        ---           ------            -----
Difference                                             (1.2)           (6.6)             (1.0)
                                                       =====          ======             =====

Deferred tax credits not available                      2.3             6.0               1.5
Permanent differences between
   expenditures charged in arriving at
   income and expenditures allowed for
     tax purposes:

    UK                                                 (1.4)            2.1               0.8
    US                                                  0.1            (0.5)              0.4
    Rest of World                                      (1.1)            0.7              (1.1)
    Demerger                                            -             (10.4)              -
    Goodwill                                            -              (0.7)              -
    Unrelieved profit/(losses)                         (1.3)            3.1               1.4
Difference between UK and
   overseas standard tax rates                         (1.8)           (4.0)             (2.3)
Irrecoverable ACT                                       -               -                (1.1)
Other items                                             2.0            (2.9)             (0.6)
                                                        ---            -----             -----
Difference above                                       (1.2)           (6.6)             (1.0)
                                                       =====           =====             =====

The components of income (loss) before taxation are as follows:

                                                                          Year Ended
                                                                         December 31,
                                                    ----------------------------------------------------
                                                       1998                1997                  1996
                                                       ----                ----                  ----
                                                    L million           L million             L million

Domestic (UK)                                            4.2              (17.0)*                11.5
Foreign                                                 21.7               51.6                  30.3
                                                        ----               ----                  ----
                                                        25.9               34.6                  41.8
                                                        ====               ====                  ====


*   The loss  before  taxation  in the UK in 1997  incorporated L26.5  million of the  fundamental  reorganization expense of L33.0 million (see note 6).


At December 31, 1998, the Group had (pound)91 million of operating loss carryforwards expiring between 1999 and 2010. Additionally, the Group had (pound)25 million of operating loss carryforwards which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 1999 and 2010 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 10 - Earnings Per Ordinary Share

Basic earnings per Ordinary Share has been calculated on earnings of L15.0 million (1997: L15.1 million, 1996: L24.2 million) based on 222,436,033 shares (1997: 443,852,410 shares; 1996: 443,615,772 shares) being the weighted average number of Ordinary Shares in issue during the periods. The number of Ordinary Shares in issue in 1997 has not been adjusted to reflect the Consolidation following the Demerger. The Company believes that as the earnings for 1997 include the demerged businesses for substantially the whole year, the number of Cordiant Ordinary Shares in issue in 1997 used to calculate earnings per Cordiant Ordinary Share should remain unaltered. The number of Ordinary Shares in issue at December 31, 1998 was 225,461,044 (1997: 221,926,993).

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

Diluted earnings per ordinary share have been based on 223,337,644 shares (1997:
445,868,612 shares; 1996: 445,269,276).

Note 11 - Short-Term Investments

Short-term investments comprised overseas unlisted investments of (pound)0.7 million and cash deposits of (pound)0.8 million. In 1997, short-term investments comprised overseas unlisted investments of (pound)0.2 million.

Note 12 - Accounts and Other Receivables, Prepayments and Accrued Income

                                                                      1998               1997
                                                                      ----               ----
                                                                   L million          L million

Due within one year:
Trade receivables (net of allowances for doubtful debts)             212.8              219.0
Amounts due from joint ventures and associated undertakings            1.1                0.4
Other receivables                                                      9.9               16.5
Prepayments and accrued income                                        22.5               18.4
                                                                     -----               ----
                                                                     246.3              254.3
                                                                     =====              =====
Due after one year:
Other receivables                                                     16.7               14.8
Prepayments and accrued income                                         1.6                0.7
                                                                      ----              -----
                                                                      18.3               15.5
                                                                      ====               ====
Reference  should be made to Note 13 concerning  the amounts of allowances for doubtful debts for each of the years presented.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 13 - Valuation and Qualifying Accounts


                                                                     Additions
                                                   Balance at        charged to
                                                   beginning         costs and                              Balance
                  Description                      of period         expenses         Deductions*       at end of period
                  -----------                      ---------         ---------        -----------       ----------------
                                                   L million         L million         L million            L million

Year ended December 31, 1998:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                        L7.3               L0.2               L -                 L7.5
                                                     ---                ---                ---                 ---
   Allowance for nonrecoverable billable
   production (deducted from billable               L3.2               L -                L(1.1)              L2.1
   production)                                                  ---                ---                -----               ---
   Year ended December 31, 1997:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                       L18.0               L -               L(10.7)**            L7.3
                                                    ----                ---               ------               ---
   Allowance for non-recoverable billable
   production (deducted from billable               L4.6               L -                L(1.4)**            L3.2
   production)                                                  ---                ---                -----               ---
   Year ended December 31, 1996:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                       L20.0               L -                L(2.0)            L18.0
                                                    ----                ---                -----             ----
   Allowance for nonrecoverable billable
   production (deducted from billable
   production)                                     L 3.5               L1.1               L -               L4.6
                                                     ---                ---                ---               ---

*    Substantially  represents amounts utilized against specific  nonrecoverable billable production and bad debts arising during the periods.

**   The  deductions in 1997 include  demerged  allowances  of L8.1 million for doubtful  accounts and L2.0 million for nonrecoverable billable production.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 14 - Long-Term Investments


                                          Associated undertakings
                                     ----------------------------------
                                         Share of tangible    Share of                     Long term
                                            net assets        Goodwill         Total      investments      Total
                                            ----------        --------         -----      -----------      -----
                                                Lm               Lm             Lm            Lm            Lm

Cost or valuation
At beginning of year                           2.4               -              2.4           3.6           6.0
Additions                                     (0.1)              0.1            -             0.4           0.4
Disposals                                      -                 -              -            (3.2)         (3.2)
Share of retained profit                       0.8               -              0.8           -             0.8
                                               ---             -----            ---          -----          ---
At end of year                                 3.1               0.1            3.2           0.8           4.0
                                               ---               ---            ---           ---           ---
Amounts written off
At beginning of year                           -                 -              -              2.5          2.5
Disposals                                      -                 -              -             (2.5)        (2.5)
                                             -----             -----            -----         -----        -----
At end of year                                 -                 -              -             -            -
                                             -----             -----            -----         -----        ---
Net book value
At beginning of year                           2.4               -              2.4            1.1          3.5
                                               ===             =====            ===            ===          ===
At end of year                                 3.1               0.1            3.2            0.8          4.0
                                               ===               ===            ===            ===          ===

Long term investments include unlisted loan notes and redeemable preference shares with a face value of approximately (pound)nil (1997: (pound)2.4 million) issued by the purchasers of companies disposed of by the Group which were due on various dates commencing in 1998 and which were fully provided.

The Group's investment in Zenith and Saatchi & Saatchi Bates Yomiko (S&SBY) are joint ventures, and are represented by a net deficit and disclosed as a provision (see Note 18).

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 15 - Property and Equipment

                           Leasehold        Leasehold       Information
                            property        property        technology      Furniture and
                             - long          - short         equipment     other equipment   Motor vehicles         Total
                             ------          -------         ---------     ---------------   --------------         -----
                               Lm              Lm               Lm               Lm               Lm                 Lm

Cost
At beginning of year           0.3            19.2             25.9             32.8              4.7               82.9
Translation adjustment         -               -               (0.5)            (0.2)             -                 (0.7)
Additions                      -               1.6              5.2              1.9              0.3                9.0
Companies acquired             -               0.7              0.5              0.8              -                  2.0
Companies disposed of          -               -                -               (0.9)             -                 (0.9)
Disposals                      -              (0.6)            (2.5)            (1.9)            (1.4)              (6.4)
                               ---            -----            -----            -----            -----              -----
At end of year                 0.3            20.9             28.6             32.5              3.6               85.9
                               ---            ----             ----             ----              ---               ----
Depreciation
At beginning of year           0.2            13.8             17.1             24.3              3.0               58.4
Translation adjustment         -               -               (0.3)            (0.1)             -                 (0.4)
Companies acquired             -               0.5              0.3              0.5              -                  1.3
Companies disposed of          -               -                -               (0.4)             -                 (0.4)
Charge for the year            -               2.3              4.5              2.2              0.7                9.7
Disposals                      -              (0.4)            (2.8)            (1.1)            (1.1)              (5.4)
                               ---            -----            -----            -----            -----              -----
At end of year                 0.2            16.2             18.8             25.4              2.6               63.2
                               ---            ----             ----             ----              ---               ----
Net book value

At beginning of year           0.1             5.4              8.8              8.5              1.7               24.5
                               ===             ===              ===              ===              ===               ====
At end of year                 0.1             4.7              9.8              7.1              1.0               22.7
                               ===             ===              ===              ===              ===               ====
Net book value of
assets held under
finance leases
included above
At beginning of year            -               -                -                -               0.1                0.1
                              =====           =====            =====            =====             ===                ===
At end of year                  -               -               0.3              0.1               -                 0.4
                              =====           =====             ===              ===             =====               ===

Net book value of land and buildings at end of year was L4.8 million (1997: L5.5 million).

Depreciation   attributable  to  owned  property  and  equipment  was  L9.5  million  (1997:  L25.9  million); and depreciation attributable to assets held under finance leases was L0.2 million (1997: L0.3 million).

At  December  31,  1998 the  commitments  in respect of capital  expenditure  on properties,  furniture and equipment was
L0.2  million  (1997:  L0.5 million).

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 16 - Bank Loans, Overdrafts and Other Loans


                                       Balance at end of     Weighted average
                                             period           interest rate

                                             Year ended December 31, 1998

                                           L million                %
                                           ---------                -
Bank loans and overdrafts                   21.7                  6.1
Other loans                                   -                    -
                                            ----                   --
                                            21.7                  6.1
                                            ====                  ===

                                             Year ended December 31, 1997

                                           L million                %
                                           ---------                -
Bank loans and overdrafts                    7.8                  4.8
Other loans                                  0.6                  8.0
                                             ---                  ---
                                             8.4                  5.0
                                             ===                  ===

An amount of (pound)2.0 million (1997: (pound)4.6 million) included in bank loans and overdrafts is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 17 - Accounts Payable, Other Liabilities and Accrued Expenses

                                                                  December 31, 1998            December 31, 1997
                                                            ------------------------------  ---------------------------
                                                            Due Within        Due After      Due Within    Due After
                                                               one year       one year       one year      one year
                                                               --------       --------       --------      --------
                                                              L million       L million      L million     L million

Accounts payable                                                 185.0            -            194.2         -
Amounts payable:  Associated companies and joint ventures          7.6            -             11.3         -
Payments on account                                               25.8            -             28.9         -
Finance leases                                                     0.2            0.2            0.1         0.1
Proposed dividends - equity shareholders                           3.1            -              2.7         -
Other payables                                                    46.3           13.3           64.3         1.5
                                                                 -----           ----      ---------         ---
                                                                 268.0           13.5          301.5         1.6
                                                                 =====           ====      =========         ===

An amount of L3.5 million (December 31, 1997:L4.0  million) included in accounts payable is secured by related trade receivables.  Liabilities under finance leases are secured on the assets leased.

Note 18 - Property, Pension and Other Provisions

                                                                Pensions
                                                              and similar
                                                               employment                                   Joint
                                                  Property    obligations        Other        Total      ventures
                                                  --------    -----------        -----        -----      --------
                                                     Lm          Lm             Lm           Lm           Lm

At beginning of year                                40.2         16.6           0.5          57.3          (14.3)
Company transferred to joint ventures                -           (0.2)          -            (0.2)          (1.2)
Profit and loss account                              -            1.2           0.3           1.5            0.8
Utilized                                            (7.0)        (0.4)          -            (7.4)           -
                                                    -----        -----          ---          -----           ---
At end of year                                      33.2         17.2           0.8          51.2          (14.7)
                                                    ====         ====           ===          ====          ======

Property  provisions relate to future payments on vacant properties and assigned leases, and are analyzed by year as follows:

                                                        1998         1997
                                                     L million    L million

     Under one year                                     4.5         6.0
     One to two years                                   3.3         5.0
     Two to five years                                 10.3         9.6
     Over five years                                   15.1        19.6
                                                       ----        ----
                                                       33.2        40.2
                                                       ====        ====

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Provisions for joint venture deficit:
The Group share of net liabilities of Zenith and S&SBY is shown below.

                                                     1998              1997
                                                     ----              ----
                                                      Lm                Lm
Fixed assets                                         1.7                1.8
Current assets                                      81.9               49.8
                                                    ----               ----
Share of gross assets                               83.6               51.6
                                                    ----               ----
Liabilities due within one year                    (97.0)             (64.3)
Liabilities due after one year                      (1.3)              (1.6)
                                                    -----              -----
Share of gross liabilities                         (98.3)             (65.9)
                                                   ------             ------
Share of joint venture net liabilities             (14.7)             (14.3)
                                                   ======             ======


Note 19 - Long-Term Debt
                                                   1998              1997
                                                   ----              ----
                                                L million          L million
Bank loans                                         36.4              25.2
Other loans                                          -                3.2
                                                    ---             -----
                                                   36.4              28.4
                                                   ====              ====
An amount of (pound)36.4 million (1997:(pound)25.2 million) of the Group's borrowings is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

At December 31, 1998, the Group had committed core banking facilities totaling (pound)65.6 million (1997:(pound)53.6 million) of which (pound)36.4 million (1997:(pound)25.2 million) were being utilized. These facilities will be reduced in accordance with the following schedule:

                    1999           2000         2001         2002
                    ----           ----         ----         ----
US$m                6.0            15.0         20.0         the balance
Lm                  3.6             9.1         12.1         the balance

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 0.75% and 1.5% per annum depending upon the ability of the Group to improve certain financial ratios.

The facilities agreement contains certain covenants relating to the financial performance of the Group. As of December 31, 1998 there had been no breaches of covenants or other defaults under the agreement which have caused or are likely to cause an early repayment of the debt to be enforced.

In addition, the Group has various uncommitted facilities.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 20 - Guarantees and Contingent Liabilities

L37.6 million (1997: L29.7 million) of the Group's borrowings are secured by guarantees from and charges over the assets of the Group.

The Company has also guaranteed the operating lease commitments (all relating to leasehold property) of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at December 31, 1998 amounted to L152.9 million (1997:L163.4 million) and in addition the Company has given other guarantees in respect of liabilities of subsidiary undertakings incurred in the normal course of business amounting to L27.3 million (1997:L26.0 million).

Cordiant gave a number of guarantees in respect of obligations of Saatchi & Saatchi companies which remain in force. Saatchi & Saatchi has undertaken to indemnify CCG for any liability under these guarantees. They include guarantees of operating lease commitments related to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 1998 were L189.5 million (1997: L202.5 million).

CCG and Saatchi & Saatchi have each guaranteed Zenith's bank facility of L20.5 million and have agreed between themselves to share equally any liability arising therefrom. Borrowings drawn down under the Zenith facility at December 31, 1998 were L5.1 million. There is no comparative as Zenith was a subsidiary of Cordiant and did not have its own bank facility.

Other guarantees given by the Group to third parties amounted toL4.9 million at December 31, 1998 (1997:L5.9 million).

On June 18, 1998, Miller Brewing Company ("Miller"), a former client of Bates Worldwide, commenced an action in the United States District Court for the Eastern District of Wisconsin against Bates Advertising USA, Inc. and Zenith Media Services, Inc. (the "Defendants"). The suit seeks damages in an unspecified amount, attorneys' costs and seeks equitable relief, as necessary, to cause the Defendants to fulfill their alleged obligations to Miller. The Company believes that the Defendants have meritorious defenses to the allegations and intends to pursue them vigorously. The Directors believe that in the event of the claimant being successful, the liability of the Group would be limited to its self-insured retention of US$125,000.

At December 31, 1998, the Group had the following other commitments in respect of capital expenditure and non-cancelable operating leases for the following year:

                                                    1998             1997
                                                      L                L
Capital expenditure committed but not
provided for                                         0.2              0.5
                                                --------------------------------

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                 Land and
                                                buildings
                                    Gross       provisions        Net          Other          1998          1997
                                      Lm            Lm            Lm             Lm            Lm            Lm

Non-cancelable operating
lease which expire:
Within one year                       2.6          (0.8)           1.8           0.8           2.6           2.6
Within two to five years              9.7          (1.1)           8.6           0.6           9.2           7.6
Over five years                      16.3          (2.6)          13.7           -            13.7          13.3
                                 ------------------------------------------------------------------------------------
                                     28.6          (4.5)          24.1           1.4          25.5          23.5
                                 ====================================================================================

Of the above  operating  lease  property  commitments,  an amount of  L8.2 million is recoverable from subtenants (1997: L8.1 million).


Note 21 - Deferred Taxation

                                                  1998          1997
                                                  ----          ----
                                                L million     L million

Provisions for UK deferred taxation                -             -
Provisions for overseas deferred taxation          2.2           0.5
                                                   ---           ---
                                                   2.2           0.5
                                                   ===           ===

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated L63 million (1997: L67 million).

Under US GAAP temporary differences at the appropriate tax rate at December 31, 1998 and 1997 are as follows:

                                                                           Assets (Liabilities)
                                                                           --------------------
                                                                           1998           1997
                                                                           ----           ----
                                                                         L million      L million

Deferred Tax Assets
-------------------
Accrued property rental expense                                              7.9            7.8
Accrued compensation                                                         4.7            5.2
Capital loss carryforwards                                                  10.1           12.1
Operating loss carryforwards*                                               47.1           48.2
Interest disallowed under Section 163(j) of the IRC                          -              -
Provision for notes receivable and other long term  receivables              -              -
Other                                                                        9.2           13.1
                                                                           -----           ----
Total deferred tax assets                                                   79.0           86.4
Valuation allowance                                                        (79.0)         (85.8)
                                                                           ------         ------
Net deferred tax asset                                                      -               0.6
                                                                         =======          =====



                                                                           Assets (Liabilities)
                                                                           --------------------
                                                                           1998           1997
                                                                           ----           ----
                                                                         L million      L million
Deferred Tax Liabilities
------------------------
Difference in basis of intangible assets                                    -             (0.4)
Other                                                                      (2.2)          (0.7)
                                                                           -----          -----
Total deferred tax liabilities                                             (2.2)          (1.1)
                                                                           -----          -----

Net deferred tax liability                                                 (2.2)          (0.5)
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

The net change in the valuation allowance for deferred tax assets during 1998 amounted to a decrease of L6.8 million.

Note 22 -  Taxation

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.



Note 23 - Share Capital

                                                             December 31,
                                                   -----------------------------
                                                        1998             1997
                                                        ----             ----
                                                      L million        L million

Authorized share capital of the Company                 150.5             150.5
                                                        =====             =====
Allotted, called up and fully paid:

225,461,044 Ordinary Shares of 50p each
(1997:  221,926,993 Ordinary Shares of 50p each)        112.7             111.0
                                                        =====             =====


During the year the Company issued 600,000 Ordinary Shares of 50p each pursuant to receipt of notices to exercise options from employees of the Group.

Note 24 - Employee Share Schemes

Changes in the number of CCG Ordinary Shares issuable under options outstanding under the Company's executive share option schemes during the three year period ended December 31, 1998 were as follows:


                                                                 Year ended
CCG Ordinary Shares:                                            December 31,
                                       ---------------------------------------------------------------
                                                1998                  1997                1996
                                                ----                  ----                ----
                                                             (Number of Shares)

At beginning of year                         28,045,239              12,589,854         10,190,722
Options issued during year                    1,523,078              26,037,467          3,645,000
Options exercised during year                  (499,877)               (159,692)           (13,722)
Options lapsed during year                   (2,931,514)             (1,064,485)        (1,232,146)
Options canceled during year                      -                  (9,357,905)             -
                                           ------------------        -----------        -----------

At end of year                               26,136,926              28,045,239         12,589,854
                                             ==========              ==========         ==========

Changes in the number of CCG Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended December 31, 1998 were as follows:

                                                                 Year ended
CCG Ordinary Shares:                                            December 31,
                                       ---------------------------------------------------------------
                                                1998                  1997                1996
                                                ----                  ----                ----
                                                             (Number of Shares)

At beginning of year                          1,624,662               1,963,435        2,205,916
Options issued during year                       -                      196,117*           -
Options exercised during year                   (84,612)                (13,211)          (9,093)
Options lapsed during year                     (248,507)               (325,562)        (233,388)
                                               ---------               ---------        ---------

At end of year                                1,291,543               1,624,662        1,963,435
                                              =========               =========        =========

* These are parallel options issued in connection with the Demerger and are not reflected in the total options outstanding at the year end, as they will be exercisable in lieu of, and not in addition to, the original options.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Options outstanding at December 31, 1998 under the Company's share option schemes are shown below:

                                                     Date of      Number of     Exercise
Scheme                                                 grant         shares       price                  Exercisable
------                                                 -----         ------       -----                  -----------
Number 1 Scheme                                     Apr 1992       501,757*        107p                  To Apr 1999
Demerger Number 1 Scheme                            Apr 1992        20,925*        107p                  To Apr 1999
Number 2 Scheme                                     Jun 1991        441,952        134p                  To Jun 2001
                                                    Sep 1991        107,022        134p                  To Sep 2001
                                                    Apr 1992         34,301        107p                  To Apr 2002
                                                    Apr 1992       258,676*        107p                  To Apr 2002
Demerger Number 2 Scheme                            Jun 1991        363,829        134p                  To Jun 2001
                                                    Apr 1992         78,895        107p                  To Apr 2002
                                                    Apr 1992        13,892*        107p                  To Apr 2002
Sharesave                                           Jun 1995      1,291,543         64p         Jul 2000 to Dec 2000
Performance Option Scheme                           May 1995        300,201         73p                  To May 2005
                                                    Aug 1995        550,905         95p                  To Aug 2005
                                                    Apr 1996        502,500        130p                  To Apr 2006
                                                    Apr 1996       560,000*        130p         Apr 2001 to Apr 2003
                                                    Apr 1997        722,500        131p         Apr 2000 to Apr 2007
                                                    Apr 1997       692,500*        131p         Apr 2002 to Apr 2004
Demerger Performance Option Scheme                  May 1995         75,210         73p                  To Dec 2004
                                                    May 1995       109,926*         73p         May 2000 to May 2002
                                                    Aug 1995         99,318         95p                  To Dec 2004
                                                    Apr 1996        122,500        130p                  To Dec 2004
                                                    Apr 1996       263,750*        130p         Apr 2001 to Apr 2003
                                                    Apr 1997        195,000        131p         Apr 2000 to Dec 2004
                                                    Apr 1997       186,250*        131p         Apr 2002 to Apr 2004
Performance Share Option Scheme                     Dec 1997      6,427,199        105p         Dec 2000 to Dec 2004
                                                    May 1998      1,344,941        124p         May 2001 to May 2005
Equity Participation Plan                           Dec 1997     11,084,170        105p         Dec 2000 to Dec 2004
Zenith Executive Incentive Plan                     Dec 1997      1,078,807        109p         Dec 2000 to Dec 2004


      Further details together with the performance targets for the above schemes are set out on pages 55 to 73. The options marked * are super options.
      Exercise prices have been rounded to the nearest penny.
      In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Note 25 - Post Retirement Benefits

The Group operates a number of pension schemes throughout the world.

      The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured.

      None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiary undertakings.

      The major schemes, which cover the majority of scheme members, are defined contribution schemes.

      Following the Demerger, the Group has only one material defined benefit scheme with active membership, the Cordiant Group Pension Scheme. This UK scheme was closed to new members in 1990 with new employees after that date joining a defined contribution scheme. Employees of Saatchi & Saatchi and Zenith remain members of the scheme under transitional arrangements. The latest actuarial valuation, based on the attained age method and assuming an investment return of 9% and salary increases of 7%, was carried out as at April 1, 1996 when the market value of investments of the scheme were (pound)26.2 million and the level of funding was 108%. Employer's contributions to the scheme in 1998 were (pound)0.3 million. Contributions and expenses are based on recommendations of a qualified actuary.

      In addition to pension schemes the Group operates an unfunded deferred compensation plan under which salary sacrifices are deferred and accrue interest until the accumulated benefit is fully withdrawn. The cost of this during the year was (pound)0.3 million (1997: (pound)0.3 million). The accumulated fund at December 31, 1998 was (pound)3.0 million (1997:
     (pound)2.8 million) which is included in provisions for pensions and similar employment obligations (note 18).

      The pension expense for the year was as follows:

                                             1998            1997        1996
                                             ----            ----        ----
                                          L million       L million    L million
Defined benefit schemes                      0.3              1.4        10.6
Defined contribution schemes                 4.1             11.0        11.3
                                             ---             ----        ----
                                             4.4             12.4        21.9
                                             ===             ====        ====

Note 26 - Leases

The Group leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 18), having initial or remaining non-cancelable terms in excess of one year are as follows:

Years Ending                                         Sublease
December 31                          Minimum         Rental         Net
                                     Payments        Income       Payments
                                     --------        ------       --------
                                    L million       L million    L million

1999                                    30.1            9.3          20.8
2000                                    27.6            9.4          18.2
2001                                    24.0            8.9          15.1
2002                                    22.4            8.7          13.7
2003                                    19.8            8.2          11.6
Thereafter                             156.2           91.9          64.3
                                       -----           ----          ----
Total minimum lease payments            280.1          136.4        143.7
                                        =====          =====        =====

Total expense for all operating leases was:

                                                     Year ended
                                                    December 31,
                                      ------------------------------------------
                                           1998           1997           1996
                                           ----           ----           ----
                                        L million      L million      L million

Total operating lease expense             21.8             65.2          65.7
Sublease rental income                    (3.0)           (14.6)        (14.3)
                                          -----           ------        ------

Net operating lease expense               18.8             50.6          51.4
                                          ====             ====          ====

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



Note 27 - Consolidated Statements of Cash Flows - Supplemental Information

Reconciliation of Trading Profit to Net
Cash Flow from Operating Activities


                                                                            Year ended
                                                                           December 31,
                                                           ------------------------------------------
                                                              1998            1997             1996
                                                              ----            ----             ----
                                                           L million       L million        L million
Trading profit                                                  26.0           55.6             31.5
Depreciation                                                     9.7           26.2             25.8
(Profit) loss on sale of tangible fixed assets                  (0.1)          (0.8)             0.2
Decrease (increase) in billable production                       2.0           (5.5)             3.5
(Increase) decrease in receivables                              (1.4)         (35.3)             0.2
(Decrease) increase creditors                                   (9.6)          38.5             12.6
Utilization of property and reorganization
  provisions                                                    (7.0)         (19.2)           (16.9)
Non-cash item - goodwill write-off                               0.2            2.2              -
                                                                ----          ------           ------
Net cash inflow from operating
  activities                                                    19.8           61.7             56.9
                                                                ====          =====             ====

Analysis of changes in net funds



                                                                     Acquisitions    Exchange &
                                             At Jan 1,                        and      non cash   At Dec 31,
                                                  1998  Cash flows      disposals     movements         1998
                                                  ----  ----------      ---------     ---------         ----
                                                    Lm          Lm             Lm            Lm           Lm

Cash at bank and in hand                         61.7         2.6              -           (2.0)      62.3
Cash deposits - current asset investments           -         0.8              -             -         0.8
Bank overdrafts                                  (7.7)      (13.4)             -           (0.1)     (21.2)
                                                 -----      ------             --          -----     ------
Cash                                             54.0       (10.0)             -           (2.1)      41.9
                                                 ----       ------             --          -----      ----
External debt due within one year                (0.7)        0.7           (0.5)            -        (0.5)
External debt due after one year                (28.4)       (9.3)           1.1            0.2      (36.4)
Finance leases                                   (0.2)        0.2              -           (0.4)      (0.4)
                                                 -----        ---              --          -----      -----
Financing                                       (29.3)       (8.4)           0.6           (0.2)     (37.3)
                                                ------       -----           ---           -----     ------
Net funds                                        24.7       (18.4)           0.6           (2.3)       4.6
                                                 ====       ======           ===           =====       ===




                                                                                  Exchange &
                                             At Jan 1                               non cash     At Dec 31
                                               1997     Cash flows    Demerger      movements       1997
                                               ----     ----------    --------      ---------       ----
                                            L million   L million    L million    L million       L million

Cash at bank and in hand                       113.7      (41.6)         -           (10.4)          61.7
Bank overdrafts                                (47.8)      40.7          -            (0.6)          (7.7)
                                              -------     -----        -----        ------         ------
Cash                                            65.9       (0.9)         -           (11.0)          54.0
                                              ------     -------       -----         ------         -----
External debt due within 1 year                 (5.0)       3.2          0.6           0.5           (0.7)
External debt due after 1 year                 (88.9)     (20.5)        83.8          (2.8)         (28.4)
Finance leases                                  (0.5)       0.3          0.2          (0.2)          (0.2)
                                             --------    ------        -----        -------        -------
Financing                                      (94.4)     (17.0)        84.6          (2.5)         (29.3)
                                              -------     ------        ----        -------         ------
Net funds                                      (28.5)     (17.9)        84.6         (13.5)          24.7
                                              =======     ======        ====         ======         =====


On  December  14,  1997,  the net  assets of Saatchi & Saatchi  and Zenith  were demerged.  On  demerger,  they had net  debt of
L41.2  million.  Net cash amounting  to  L43.4  million  is shown  as an  outflow  in the cash  flow statement,  external debt of
L84.6  million is included in the analysis of movement in net debt above.




                                        At Jan. 1, 1996     Cash flows       Exchange      At Dec. 31, 1996
                                        ---------------     ----------       --------      ----------------
                                           L million        L million        L million         L million
Cash at bank and in hand                      134.5            (9.4)           (11.4)            113.7
Overdrafts                                    (48.2)           (2.8)             3.2             (47.8)
                                              ------           -----             ---             ------
Cash                                           86.3           (12.2)            (8.2)             65.9
                                               ----           ------            -----             ----
External debt due within 1 year                (0.8)           (4.8)             0.6              (5.0)
External debt due after 1 year               (113.7)           15.8              9.0             (88.9)
Finance leases                                 (0.5)            0.1             (0.1)             (0.5)
                                               -----            ---             -----             -----
Financing                                    (115.0)           11.1              9.5             (94.4)
                                             -------           ----              ---             ------
Net funds                                     (28.7)           (1.1)             1.3             (28.5)
                                              ------           -----             ---             ------

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


The effects of the acquisitions and disposal of subsidiaries in 1998

                                    Acquisitions   Disposals                                   Acquisitions   Disposals
                                    ------------   ---------                                   ------------   ---------
                                              Lm          Lm                                             Lm          Lm
Goodwill capitalized (net)                 16.4            -  Loans and finance leases                0.2         (0.8)
Goodwill transferred to reserves            4.6         (2.4) Creditors                               9.0        (15.5)
Tangible fixed assets                       0.7         (0.5) Provision for joint venture deficit  -               1.0
Work in progress                            0.6         (1.1) Minorities                             (0.7)          -
Debtors                                     7.2        (13.3) Cost of acquisitions
Cash in companies disposed of                  -        (0.4) - cash (net)                            6.8           -
Cash received                                  -         2.4  - CCG shares issued                     3.4           -
                                                              - investments                           0.4           -
                                                              - accruals                             10.4           -
                                           ----        ------                                        ----          ---
                                           29.5        (15.3)                                        29.5        (15.3)
                                           ====        ======                                        ====        ======

The effects of disposals relate mainly to the reclassification of Bates Japan as a joint venture following a capital restructuring during the year which created neither a profit nor a loss. Goodwill of (pound)4.6 million has been written off directly to reserves in respect of adjustments made to estimates of deferred consideration on acquisitions made prior to January 1, 1998.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 28 - Operations by Geographic Area

                                             United         The      Continental     Asia
                                             Kingdom     Americas       Europe      Pacific     Total
                                             -------     --------       ------      -------     -----
                                             L million   L million    L million    L million  L million
Year ended December 31, 1998:
Commission and fee income                       39.8         73.5        108.4         80.1       301.8
Trading profit                                   4.5          8.2         10.1          3.2        26.0

Exceptional operating expense                     -            -            -            -           -
Operating profit                                 4.5          8.2         10.1          3.2        26.0
Total assets employed                           44.2        104.7         95.8        142.0       386.7
Net liabilities (assets) before                 58.0         10.9         (5.9)        12.8        75.8
financial items
Depreciation expense                             1.7          2.9          2.6          2.5         9.7
Additions to properties, furniture, etc.         2.0          1.6          3.2          2.2         9.0

Year ended December 31, 1997:
Commission and fee income                      115.4        268.7        203.3        148.7       736.1
Trading profit                                  14.0         29.2         12.1          2.5        57.8
Exceptional operating expense                     -            -            -           2.2         2.2
Operating profit                                14.0         29.2         12.1          0.3        55.6
Total assets employed                           41.2         83.2         92.4        161.0       377.8
Net liabilities (assets) before                 73.1         20.1         (1.4)        12.5       104.3
financial items
Depreciation expense                             6.0         11.0          4.8          4.4        26.2
Additions to properties, furniture, etc.         4.4          8.3          4.5          7.5        24.7

Year ended December 31, 1996:
Commission and fee income                      113.4        269.1        218.1        154.3       754.9
Trading profit                                  12.4         17.0         14.2          4.4        48.0
Exceptional operating expense                     -          16.5           -            -         16.5
Operating profit                                12.4          0.5         14.2          4.4        31.5
Total assets employed                          135.4        316.2        213.6        247.2       912.4
Net liabilities before financial items          72.6         82.7         22.6          0.8       178.7
Depreciation expense                             6.3          9.8          5.3          4.4        25.8
Additions to properties, furniture, etc.         6.3          6.7          4.8          6.2        24.0


                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Ongoing geographic analysis

To  enable  a  fuller  understanding  of  the  trading  performance   additional
geographic analysis of ongoing operations is provided below:

                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific     Total
                                            -------      -------       ------     -------     -----
                                            L million   L million    L million   L million  L million

Year ended December 31, 1998:
Commission and fee income                      39.8         73.5        108.4         80.1      301.8
Trading profit                                  4.5          8.2         10.1          3.2       26.0
Exceptional operating expense                   -            -            -            -         -
Operating profit                                4.5          8.2         10.1          3.2       26.0
Depreciation expense                            1.7          2.9          2.6          2.5        9.7


                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific     Total
                                            -------      -------       ------     -------     -----
                                           L million    L million    L million   L million  L million
Year ended December 31, 1997:
Commission and fee income                      39.0         67.7        105.0         96.5      308.2
Trading profit                                  6.5          6.3          8.3          3.5       24.6
Exceptional operating expense                   -            -            -            2.2        2.2
Operating profit                                6.5          6.3          8.3          1.3       22.4
Depreciation expense                            1.8          2.8          2.4          2.6        9.6



                                            United        North       Rest of       Asia
                                            Kingdom      America       Europe     Pacific     Total
                                            -------      -------       ------     -------     -----
                                          L million     L million    L million   L million  L million

Year ended December 31, 1996:
Commission and fee income                      38.0         77.8        120.7         93.0      329.5
Trading profit                                  3.8          4.0          9.1          4.7       21.6
Exceptional operating expense                   -            0.2          -            -          0.2
Operating profit                                3.8          3.8          9.1          4.7       21.4
Depreciation expense                            1.9          2.8          2.6          2.4        9.7


The Directors consider that there is only one continuing business activity, namely advertising and marketing services, and that it is more appropriate to show a geographic analysis of revenue than turnover, which reflects the manner in which the Directors manage the Group's operations. Revenue by geographic destination is not materially different from revenue by geographic origin.

The Group's customers are located throughout the world. During 1998, 1997 and 1996 no clients accounted for more than 10% of either CCG's ongoing revenue or Cordiant's revenue.

Turnover between segments is not material.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Geographical   analysis  of  Group  share  of  joint   ventures  and  associated
undertakings operating profits:

                                                     1998
                                                      Lm
UK                                                    2.2
The Americas                                          -
Continental Europe                                    0.1
Asia Pacific                                          0.3
                                           --------------------------
                                                      2.6
                                           ==========================


The following countries contribute individually to over 10% of Group Revenues:

                                             Revenue                                     Long lived assets


                          1998                1997               1996               1998                1997
                            Lm                  Lm                 Lm                 Lm                  Lm

UK                           39.8              101.1               96.5                4.0                4.1
US                           67.9              245.1              249.4                3.9                5.1
Australia                    48.7               70.7               69.4                4.6                5.5
Germany                      36.3               40.5               45.9                1.3                1.2


Note 29 - Directors' emoluments

The total emoluments, pension costs and fees for the year ending December 31, 1998 were L2,924,957 (1997: L3,918,318) of which L231,146 were fees (1997:
L150,800).

The emoluments, excluding pension contributions, of the Chairman and highest paid UK Director, were:

Year Ended December 31, 1998
----------------------------

Charles Scott (Chairman and highest paid UK Director):        L169,165

Year ended December 31, 1997
----------------------------

Charles Scott (Chairman and highest paid UK Director):        L864,115

Note 30 - Directors' Interests

The interests of the Directors who were in office at the year end in the Company's share capital appearing in the register maintained by the Company pursuant to Section 325 of the Companies Act of 1985 were as set out below.

                                                                         Ordinary share options and equity
                                  Beneficially owned ordinary shares           participation rights
                                     December 31,         December 31,       December 31,      December 31,
                                         1998               1997               1998                1997
                                         ----               ----               ----                ----
M Bungey                               55,990            55,990             1,537,130         1,537,130
A D'Angelo                                960               960               860,337           922,082
J de Yturbe                                 -                 -               854,397           854,397
D Fishburn                                  -                 -                     -                 -
A Hamill                                    -                 -               922,139           990,744
T Levitt                               18,796            18,796                     -                 -
P M Schoning                                -                 -               725,827           725,827
C Scott(1)                             85,172            39,214               731,905           787,583
R Stomberg                                  -                -*                     -                -*
J Tyrrell                                   -                -*                     -                -*
W Whitehead                               787               787               829,548           848,757
(1)  Includes options and shares in spouse's name.
*    On appointment.

With the exception of W Whitehead, who exercised options over, and sold, 13,721 shares on January 9, 1999, A D'Angelo, who exercised options over, and sold 50,082 shares on March 11, 1999 and A Hamill, who exercised options over, and sold 54,884 on March 31, 1999, the Directors' interests in the Company's share capital have not changed since December 31, 1998.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 31 - Related Parties

During 1998 and 1997 transactions in the ordinary course of business with associated companies were as follows:

                                                       1998              1997
                                                       ----              ----
                                                        Lm                Lm

                Media services                        214.0              30.1
                Production                              9.5               7.8
                                                     ------  --           ---
                                                      223.5              37.9
                                                      =====              ====

The year end balances with associated companies are disclosed in Notes 12 and 17.

Contracts of significance which were entered into by the Group during 1998 and 1997 in which the directors of a subsidiary company had a material interest, details of which are given in Note 2, were as follows:

In November 1998, the Group acquired the remaining 24.9% interest in The Communications Group in Australia, for initial consideration of A$16.9 million (L6.2 million).

In October 1998, the Group acquired a further 75% interest in Verdino Bates SA or Argentina, for consideration of ARP2.3 million (L1.4 million).

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

During 1997 Cordiant made deferred payments totaling FFR31.3 million (L2.9 million) relating to the acquisition in 1996 of the minority interest in Saatchi & Saatchi Advertising SA in France.

During 1997 Cordiant made deferred payments totaling Pts1,206 million (L5.0 million) relating to the acquisition in 1994 of the minority interest in Grupo Bates SA in Spain.

In October 1997, Cordiant sold NRG. NRG provided services to the film industry. Consideration of (pound)24.4 million was received which was after deducting a fee of L8.0 million payable to certain of NRG's directors under the terms of an agreement entered into in 1995.

Note 32 - Fair Value of Financial Instruments

Long-Term Investments - Long-term investments also included unlisted loan notes and redeemable preference shares with a face value of approximately (pound)0.8 million (1997: L2.4 million) issued by the purchasers of companies disposed of by Cordiant which are due on various dates. The Group has made full provision for these financial instruments.

Net borrowings (excluding foreign exchange contracts) - The book value of cash, short term deposits and short term borrowings approximate to their fair values because of the short term maturity of these instruments. The fair value of long term borrowings approximates to their carrying value at December 31, 1998.

Foreign exchange forward contracts - Foreign exchange forward contracts are used to hedge existing and identified future foreign currency commitments. At December 31, 1998 the Group had L23.0 million (1997: L18.3 million) of forward contracts outstanding, the fair value was not material. Financial instruments are only used to hedge underlying commercial exposures. Realized or unrealized gains and losses on forward contracts, which hedge firm third party commitments, are recognized in income in the same period as the underlying transaction. The Group does not speculate in derivative financial instruments.

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

Australia             The Communications Group Pty Ltd.

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

Note 34 - Subsequent Events

There have been no material subsequent events.

Note 35 - Nature of Business

The Group is a multi-national advertising and marketing services business. Ninety-eight percent of the Group's ongoing revenue is generated by its two advertising networks. An analysis of revenue and assets by geographic region is set out in Note 28 to the consolidated financial statements.

Note 36 - Companies Act 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 1998. Statutory accounts for 1996 and 1997 have been filed with the United Kingdom's Registrar of Companies; the statutory accounts for 1998 will be filed following the Company's Annual General Meeting. The auditor has reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

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

(b) Goodwill and US purchase accounting

Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalized and amortized against income; intangible assets being amortized over their economic lives which range from three to 20 years and the remaining goodwill amortized over 40 years. In addition to systematic amortization, management also review on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

Under UK GAAP, purchased goodwill arising in respect of acquisitions before January 1, 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. A charge would be recognized in respect of any permanent diminution in the value of goodwill previously written off directly to reserves. Purchased goodwill arising from acquisitions on or after January 1, 1998 has been capitalized as an intangible fixed asset and amortized over its useful economic life. As the Directors are of the opinion that the intangible fixed assets of the Group have an indefinite economic life, the goodwill has not been amortized but is subject to annual review for impairment by a comparison of the discounted future net cash flows expected to be generated by the asset.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to January 1, 1998. Under US GAAP the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. For acquisitions on or after January 1, 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortized goodwill and intangible assets.

(c) Property leases

Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight line basis over the term of the lease. Under UK GAAP, these increases have been recognized when payable.

(d) Long-term property provisions

Under US GAAP, provisions for properties which are vacant and surplus to requirements or let at a loss are provided on a discounted basis after allowing for estimated subrental income, and amortization of the discount is charged to interest expense.

Under UK GAAP, provision has been made on an undiscounted basis for the future rent expense and related cost of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for ongoing operations.

From 1999 the Company will be required under UK GAAP to discount property provisions which cover a significant time period.

(e) Deferred taxation

UK GAAP requires that no provision for deferred taxation should be recorded if there is reasonable evidence that such taxation will not be payable in the foreseeable future. Deferred tax assets are only recognized when they are expected to be recoverable without replacement by equivalent deferred tax assets.

US GAAP requires full provision of deferred taxation liabilities and permits deferred tax assets to be recognized if their realization is considered to be more likely than not. There are no deferred taxation differences presented in the reconciliation below because the Company has net deferred tax assets and considers that it is more likely than not that they will not be recovered.

(f) Compensation costs

Under UK GAAP the Company does not recognize any compensation for certain performance based share options. Under US GAAP compensation expense is recorded for all performance based share options over the vesting period for the excess of the market price of underlying shares over the exercise price.

(g) Employee share schemes

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

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                            Year ended December 31,
                                                                   1998              1997               1996
                                                                   ----              ----               ----
Net profit in(pound)million       - as reported                    L4.8              L6.8               L6.9
                                  - revised                        L4.8              L5.5               L6.5

Earnings per share which reflect Consolidation

Earnings per share in pence       - as reported                    2.2p              3.1p               3.1p
                                  - as revised                     2.2p              3.1p               2.9p


If the compensation cost of the options had been determined based on the fair value at the grant dates for 1998 and 1997 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated above. The revised amounts were determined based on employee share scheme awards in 1995 to 1998 only. Compensation cost is recognized over the expected life of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 34.8p and 33.6p for options granted during the year ended December 31, 1998 and year ended December 31, 1997, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998 and 1997 respectively; dividend yield of nil and nil per cent, expected volatility of 26% and 22% in 1998 and 1997 respectively, risk-free interest rate of 5.8% and 6.9% and expected lives of between 3.5 and 6.5 years.

(h) Cash flows

The Consolidated Cash Flow Statement is prepared in accordance with Financial Reporting Standard No. 1 (revised) `Cash Flow Statements' ("FRS 1"). Its objectives and principles are similar to those set out in SFAS 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) exceptional non-operating items; (c) dividends from associated undertakings; (d) returns on investments and servicing of finance; (e) taxation: (f) capital expenditure and financial investment; (g) acquisition and disposals; (h) equity dividend paid; and (i) financing. SFAS 95 requires only three categories of cash flow activity:
(a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS 1 would be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95. Had bank overdrafts been shown as a financing activity in the Consolidated Cash Flow Statement the overdrafts (drawn) repaid would have been (pound)(13.4) million and (pound)(40.7) million in the years ended December 31, 1998 and 1997 respectively. The repayment of (pound)40.7 million in 1997 includes overdrafts of (pound)23.4 million that were demerged.

(i) Pension

The Statement of Financial Accounting Standards ("SFAS") No. 88, Employers' Accounting for Settlements and Curtailment of Defined Benefit Plans and for Termination Benefits specifies the accounting treatment under US GAAP for circumstances in which there has been an irrevocable transaction that relieves the employer of primary responsibility for a pension benefit obligation and eliminates significant risks related to the obligation and the assets used to effect the settlement. As a result of the curtailment and termination of the US scheme during 1996, the related termination liability was accrued in full under UK GAAP and the additional US GAAP accrual was reversed. Additionally, under US GAAP, CCG has previously recognized an additional minimum pension liability for the US underfunded plan, representing the excess of accumulated benefit obligations over the plan's assets. As result of the curtailment and termination of the plan during 1996, Cordiant recorded the full termination liability under UK GAAP and the additional US GAAP accrual was reversed.

(j) Newly adopted US accounting principles

The Group adopted SFAS No. 130, "Reporting Comprehensive Income" in 1998. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Required disclosures have been made in the Group's financial statements in the statement of total recognized gains and losses and the consolidated statements of shareholders deficiency and other share capital and prior years information has been restated. The effect of adopting SFAS No. 130 was not material.

(k) Prospective accounting changes

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards of accounting for these transactions. SFAS No. 133 is effective for the Company beginning on July 1, 1999. The Company is currently assessing the effects of SFAS No. 133.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                                    Year ended
                                                                                   December 31,
                                                                       -------------------------------------
Effects on net earnings of differences between US and                     1998         1997         1996
UK GAAP                                                                    Lm           Lm           Lm
                                                                       -------------------------------------

Profit for the year in conformity with UK GAAP                             15.0         15.1          24.2
US GAAP adjustments:
Amortization of goodwill and other intangibles                  (b)        (6.3)        (9.5)         (9.5)
Straight lining of property leases                              (c)         -           (1.0)         (2.4)
Change in long-term property provisions                         (d)        (2.2)         2.5          (7.2)
Pension                                                         (i)         -            -             1.8
Compensation costs                                              (f)        (1.7)        (0.3)          -
                                                                           -----      -------         -----
Net profit  applicable to Ordinary  shareholders in conformity
   with US GAAP                                                             4.8          6.8           6.9
                                                                         ======        =====       =======

Net profit per Ordinary Share - basic                                       2.2p         3.1p          3.1p
Average number of Ordinary Shares (in millions)(1)                        222.4        221.9         221.8
Net profit per Ordinary Share - diluted                                     2.2p         3.1p          3.1p
Average number of Ordinary Shares - diluted (in millions)(1)              223.3        222.9         222.7
                                                                          =====        =====         =====


(1)  Average  number  of  Ordinary  Shares  has been  adjusted  to  reflect  the Consolidation.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                                  December 31,
                                                                           -------------------------
Cumulative effect on shareholders' funds (deficiency) of                      1998         1997
differences between US and UK GAAP                                             Lm           Lm

Equity shareholders' deficiency in conformity with UK GAAP

                                                                              (71.5)       (85.7)
US GAAP adjustments:
Dividends                                                           (a)         3.1          2.7
Goodwill and US purchase accounting in respect of acquisitions      (b)        64.0         76.9
Discount on property provisions                                     (d)         7.6          9.9
Contingent capital payments                                         (b)         7.4          -
                                                                              -----        -----
Equity shareholders' funds (deficiency) in conformity with US
   GAAP                                                                        10.6          3.8
                                                                             ======       ======

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                  EXHIBIT INDEX

2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

3.1      Consent of Independent Auditor.