Form 20-F
period 1999-12-31
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 2000-06-05
CIK 1010401

As filed with the Securities and Exchange Commission on June 5, 2000

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

             [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year ended December 31, 1999
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary shares of 50p each                       New York Stock Exchange, Inc.
represented by American Depositary Shares

                    Securities registered or to be registered
                   pursuant to Section 12(g) of the Act: None

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

               Indicate the number of outstanding shares of each
            of the issuer's classes of capital or common stock as of
       the close of the period covered by the annual report: 228,782,839
                                  _____________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes /X/          No /_/

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 /_/      Item 18 /X/

================================================================================

PART I.........................................................................4

Item 1.  Description of Business...............................................4
Item 2.  Description of Property..............................................19
Item 3.  Legal Proceedings....................................................19
Item 4.  Control of Registrant................................................20
Item 5.  Nature of Trading Markets............................................20
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders...21
Item 7.  Taxation.............................................................21
Item 8.  Selected Financial Data..............................................25
Item 9.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations........................29
Item 9A. Quantitative and Qualitative Disclosures About Market Risk...........40
Item 10. Directors and Officers of Registrant.................................42
Item 11. Compensation of Directors and Officers...............................46
Item 12. Options to Purchase Securities from Registrant or Subsidiaries.......48
Item 13. Interest of Management in Certain Contracts..........................66

PART II.......................................................................66

Item 14. Description of Securities to be Registered...........................66

PART III......................................................................66

Item 15. Defaults Upon Senior Securities......................................66
Item 16. Changes in Securities, Changes in
         Security for Registered Securities and Use of Proceeds...............66

PART IV.......................................................................67

Item 17. Financial Statements.................................................67
Item 18. Financial Statements.................................................67
Item 19. Financial Statements and Exhibits....................................67

INTRODUCTION

          Unless the context otherwise requires, the following definitions shall have the following meanings in this document:

          "Company" shall mean Cordiant Communications Group plc.

          "Consolidated Financial Statements" shall mean audited consolidated financial statements and notes thereto of the Company as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 included elsewhere herein.

          "Consolidation" shall mean the share consolidation that occurred as a result of the Demerger.

          "Cordiant" shall mean Cordiant plc (now called Cordiant Communications Group plc) and its subsidiaries in relation to the period prior to the Demerger.

          "Cordiant Ordinary Shares" shall mean ordinary shares of 25p of Cordiant prior to the Demerger.

          "Demerger" shall mean the demerger on December 14, 1997 by Cordiant of Saatchi & Saatchi Holdings Limited in accordance with the demerger agreement.

          "Disposed" operations refers to businesses demerged from Cordiant to form the Saatchi & Saatchi Group, Zenith and other businesses disposed of.

          "Group", "CCG" and "CCG Group" shall mean the Company and its subsidiaries.

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

          The Company publishes its consolidated financial statements in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling", "L", "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1999 was L1.00 to $1.61. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1999. The Noon Buying Rate on May 16, 2000 was L1.00 to $1.50.

          References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain and references to the "Articles" are to the Company's Memorandum and Articles of Association.


FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in the "Management's Discussion and Analysis of Financial Conditions and Results of Operations-Industry Background" section relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business -- Organization and Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the UK), the general level of advertising expenditures in the Company's markets referred to above and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                     PART I

Item 1.  Description of Business.


GENERAL

          CCG is a global marketing  communications  group. The Group comprises:
Bates Worldwide, one of the largest advertising and marketing communications networks in the world; Scholz & Friends, the largest multinational advertising network headquartered in Germany; HP:ICM, event conference and exhibition managers; an 80 percent shareholding in Diamond Ad Ltd, Korea's second largest advertising agency; a 30 percent shareholding in The Facilities Group, a pre-production agency; and a 50 percent shareholding in Zenith Media Worldwide, a global specialist media services and planning agency.

          CCG comprises the ongoing businesses of Cordiant after the Demerger of the Saatchi & Saatchi Group in December 1997. Prior to the Demerger, Cordiant was the holding company for a group of advertising and marketing communication businesses which included Bates Worldwide..

          The origins of Bates Worldwide date back to 1940 when Ted Bates & Company was founded in New York by Theodore Bates and Rosser Reeves. Ted Bates & Company grew rapidly in the 1960s and 1970s, developing a worldwide network through acquisitions and organic growth. In 1964, Ted Bates and Company acquired the largest advertising agency in Australia, the George Patterson Advertising Agency. In 1985, the German agency Scholz & Friends was acquired.

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

          In 1997, 141 Worldwide was established as a separately branded network within Bates Worldwide, specializing in sales promotion, direct marketing, interactive media and associated activities. Since the Demerger, 141 Worldwide has expanded rapidly and now operates 57 offices in 47 countries.

          In December 1997, Saatchi & Saatchi was demerged from Cordiant, with the remaining businesses renamed CCG. The Demerger was motivated by the desire to allow CCG to stand on its own and to allow Bates Worldwide, to respond more quickly to client needs and opportunities.

          As a result of the Demerger, the Company and Saatchi & Saatchi are separate publicly traded companies and operate independently of each other. Neither company has any interest in the shares of the other. However, the Company and certain companies within the CCG Group entered into certain agreements and arrangements with the Saatchi & Saatchi Group and Zenith to enable the Demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the Demerger.

          In December 1999, CCG acquired 80 percent of Diamond Ad Ltd ("Diamond"), the second largest advertising agency in South Korea. Diamond was previously the in-house agency for Hyundai Group, and Hyundai have retained a 20 percent interest in Diamond. The acquisition of Diamond significantly strengthens CCG's position in South Korea, the world's 10th largest advertising market, and further consolidates its relationship with Hyundai.

          In March 2000, CCG completed the acquisition of Healthworld Corporation ("Healthworld"), the third largest healthcare marketing agency in the world. Healthworld provides multinational pharmaceutical clients with a wide range of communication services including advertising and promotion, medical education, contract sales, direct marketing, market research and interactive services. Healthworld has become a new division of Bates Worldwide.

          Also in March 2000, the Group consolidated its interactive businesses into a new global brand named CCG.XM. CCG.XM offers clients digital marketing and e-commerce consulting services and operates 12 offices worldwide.

          The Group's principal corporate offices are located at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number 011-44-20-7262-4343. Information about the Group can be found on the CCG website, www.ccgww.com.

Strategic Objectives

          At the time of the Demerger, the Group identified three key strategic objectives: that by 2000 it would (i) increase the proportion of Group revenues attributable to multinational clients to 40 percent, (ii) increase its business in North America so that such region would account for 30 percent of the Group's total revenues and (iii) increase its marketing services operations so that they would account for 30 percent of the Group's total revenues.

          These objectives were intermediate steps towards developing a business profile designed to match the Group's best performing competitors in terms of profitability and growth.

          Having made significant progress toward its strategic objectives in 1999, new three-year objectives have been set: that by 2003 the Group will (i) increase the proportion of Group revenues attributable to multinational clients to 45 percent, (ii) increase its business in North America so that such region will account for 40 percent of the Group's total revenues and (iii) increase its marketing services so that they will account for 50 percent of the Group's total revenues.

Multinational Business

          CCG possesses a truly global advertising network. Bates Worldwide, with 162 offices in over 75 countries, has both the global reach and local creative expertise to provide the Group's clients with a global competitive advantage. While the proportion of revenues coming from multinational clients increased to 36 percent in 1999 from 33 percent in 1998, CCG's revenue contribution from multinational clients remains below that of its major competitors. Had the acquisitions of Diamond and Healthworld been completed on January 1, 1999, the proportion of revenues coming from multinational clients would have been 38 percent in 1999. The Company seeks to exploit opportunities to build existing local client relationships into profitable regional and global partnerships, and to attract new multinational clients by offering an integrated service on a global basis.

North America

          In 1999, revenue attributable to the Group's North American operations represented 25 percent of total revenues, up from 24 percent in 1998. North America has been the Group's best performing region in terms of improved profitability in 1999.

          Taking the industry as a whole, North America accounted for approximately 37 percent(1) of worldwide advertising expenditure in 1999, with an even greater proportion of global spending being controlled from the region. With approximately 25 percent of the Group's revenues coming from North America, CCG is currently under-represented in this important market. Had the acquisitions of Diamond and Healthworld been completed on January 1, 1999, the proportion of revenues coming from clients in North America would have been 27 percent. CCG intends to further build its operations in the region to 40 percent of Group revenues by a combination of organic growth and value-enhancing acquisitions. __________________

(1)  Source:  Merrill  Lynch,   Advertising/Marketing  Global  Industry  Primer,
     February 2000.

Marketing Services

          Although, according to industry sources, approximately half1 of worldwide advertising expenditure is directed towards major media advertising, the Group believes that an increasing proportion is spent on other marketing disciplines such as direct marketing, sales promotion, consulting and research, public relations and other specialist communications. The rapidly increasing cost of traditional media, combined with clients' increasing desire for integrated marketing solutions, suggests that marketing services will grow more rapidly than traditional media advertising over the next five years. CCG has sought to capitalize on these trends by developing 141 Worldwide into a highly effective global network offering common methodologies in sales promotion, direct marketing, events marketing, interactive media, merchandising and sponsorship across the globe. The development of 141 Worldwide has continued at a considerable pace with a further 11 offices opening in 1999. The Group is committed to rapidly developing its marketing services capabilities through the expansion of 141 Worldwide as a separate brand within Bates Worldwide and via strategic acquisitions. In 1999, marketing services represented 24 percent of Group revenues, an increase of 2 percent over 1998, towards CCG's target of 50 percent by 2003. Had the acquisitions of Diamond and Healthworld been completed on January 1, 1999, marketing services would have represented 33 percent of Group revenues in 1999 on a proforma basis.

ORGANIZATION AND SERVICES

          The Group's operations consist of advertising and other marketing services including direct marketing, media services, sales promotion, production services, interactive media and market research. In 1999, the Group's largest five clients accounted for 23 percent of revenues. The two largest clients accounted for 7 percent and 6 percent, respectively, of total revenues. The Group's principal activities are organized as follows:

Organization                           Activities

Bates Worldwide                        Advertising and marketing communications
141 Worldwide                          Marketing services
Healthworld                            Healthcare marketing
CCG.XM                                 Digital marketing
The Decision Shop                      Strategic marketing and research
The Campaign Palace                    Advertising and marketing communications
Scholz & Friends                       Advertising and marketing communications
Diamond(1)                             Advertising and marketing communications
HP:ICM                                 Live communications
Zenith Media Worldwide(2)              Media services
The Facilities Group(3)                Production services

____________________
(1)  Owned 80 percent by the Company, 20 percent by Hyundai Group
(2)  Owned 50 percent by the Company, 50 percent by Saatchi & Saatchi
(3)  Owned 30 percent by the Company, 70 percent by Saatchi & Saatchi


          During 1999, advertising services accounted for 76 percent of CCG's revenues and marketing services accounted for 24 percent, on a reported basis, and 68 percent and 32 percent respectively on a pro forma basis.

Advertising and Marketing Communications

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

          Bates Worldwide

          Bates Worldwide is a global advertising and marketing communications network with 162 offices in 75 countries. Expanding from a base as an international advertising network, Bates Worldwide employs the expertise of its marketing services units to serve its clients, including 141 Worldwide, its global marketing services business, Healthworld, the international healthcare marketing network and CCG.XM, a global interactive and e-commerce business. In 1999, Bates Worldwide (including The Campaign Palace, 141 Worldwide and The Decision Shop) accounted for 85 percent of CCG's revenues.

          In  today's  media  marketplace,  consumers  are at the  center of the communications landscape. Bates Worldwide's aim is to create marketing communications driven by consumer insight which define distinct and compelling brand propositions for its clients' products and services.

          Bates Worldwide continued to win significant new business assignments in 1999, with growth from many of its largest clients including Allied Domecq, BAT, General Motors, HSBC, Hyundai, SEAT, Warner-Lambert and Wendy's. Assignments from new clients included Baan, Bell South, ESPN, Mercedes, Sony and TAP Pharmaceuticals. Two significant client losses in 1999 were Avis and EDS.

          Bates Worldwide made a number of geographic in-fill acquisitions during 1999. Acquisitions included Rodergas in Spain, Cronert in Sweden, the acquisition and merger of LDV in Belgium with Bates Belgium and a 20 percent interest in Bates PanGulf. The Group also took a majority stake in its Indian affiliate.

          Healthworld

          Healthworld is an international healthcare marketing and contract sales organization headquartered in New York. Acquired by CCG in March 2000, as a new division of Bates Worldwide, Healthworld provides its pharmaceutical and healthcare clients with a comprehensive range of integrated marketing services, including professional and direct-to-consumer advertising and promotion, contract sales, consulting, medical education, public relations, marketing research, interactive multimedia and database marketing. Healthworld offers its clients international capabilities through its operations in the United States, France, Spain and the United Kingdom, and through Healthworld B.V., a worldwide network of affiliated marketing and communications agencies in 14 countries.

          Healthworld Strategic Solutions was recently formed to offer strategic consulting services both in the United States and internationally. This new division specializes in working with clients early in a product's life cycle, providing both quantitative and qualitative analysis for brand development, product positioning, new product assessment and promotional message development.

          During 1999, Healthworld acquired Falk Communications, a healthcare communications agency located in New York, which provides clients with medical education, communications and promotional services. Looking ahead, Healthworld is focusing on further expanding its medical education, public relations, regulatory, and managed-care capabilities through both acquisitions and organic growth.

          CCG.XM

          CCG.XM was launched in March 2000 as CCG's e-business consulting and implementation firm. The newly unified brand joins the interactive resources of Bates Worldwide and competes with both leading independent interactive agencies and the e-commerce units of the major advertising networks. Headquartered in New York, CCG.XM has 12 offices worldwide offering Internet-related services that include strategic consulting, digital brand creation, web site development, systems integration and online marketing.

          Worldwide revenues totaled $15 million in 1999, and further growth is expected in 2000. Although headquartered in New York, two-thirds of revenues are earned outside the United States. Relationships with clients such as Compaq (managed from CCG.XM's Singapore office), Unilever (Sydney), Warner-Lambert (New
York), and Cable & Wireless (London) testify to the geographic span of CCG.XM's operations. The company plans expansion to new markets and continued development of its strategic consultancy capabilities in 2000.

          The Campaign Palace

          The Campaign Palace is a full-service advertising agency operating in Australia and New Zealand as a separately branded creative agency within Bates Worldwide.

          Part of The Campaign Palace is The Media Palace, a media planning and strategy consultancy. The Media Palace has a core philosophy that media should be a lead discipline in advertising developments and should drive the communications process. The Media Palace further enhanced its reputation for innovative and effective media planning in 1999, winning awards in a number of categories for clients such as Daewoo, Nokia and KFC at Australia's Media Federation Awards.

          Scholz & Friends

          Scholz & Friends is the largest German-based multinational network(2) with 14 offices operating across Europe. Scholz & Friends provides clients with a wide range of marketing communications including advertising, sales promotion, public relations, direct marketing, design, consulting and interactive media. Having previously owned 90 percent, CCG acquired the remaining 10 percent of Scholz & Friends held by minority shareholders in January 2000. During 1999, the network accounted for approximately 12 percent of CCG's revenue.

          Scholz & Friends' most significant clients include German companies such as DaimlerChrysler, Deutsche Telekom, Frankfurter Allgemeine Zeitung, Lufthansa, Schwarkopf/Henkel and Tchibo.

          During 1999, Scholz & Friends launched Scholz & Friends Literatur, a sales literature specialist, and Plats, an agency focused on political and government communications. Scholz & Friends also opened new offices in Paris, Milan and Kiev.

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

______________________
(2)  Source: Advertising Age, Agency Report April 2000.

          Diamond

          Diamond was established in 1983 by the Hyundai Group to provide Hyundai companies with a full range of advertising and marketing services. Other industrial groups in Korea have followed a similar strategy and the three largest agencies in Korea are each linked to one of the major industrial groups. CCG acquired 80 percent of Diamond from Hyundai Group in December 1999, with Hyundai retaining the remaining 20 percent. Hyundai has been a major client of CCG for 15 years and after the acquisition is expected to be the Group's largest global client.

          Diamond is now the second largest advertising and marketing communications agency in Korea. Headquartered in Seoul, the agency has branch offices in Pusan (Korea), Los Angeles, Frankfurt and Beijing and employs over 500 staff worldwide.

          Hyundai Group companies currently account for approximately 66 percent of Diamond's business. Significant clients include Hyundai Motor, Kia Motors, Hyundai Securities, Hyundai Electronics, Hyundai Engineering and Construction and Hyundai Department Store Co Ltd. Diamond also has many non-Hyundai clients in Korea including Onse Telecom, Keumkang Chemical, Crown Confectionery and Dong Won Industries.

          The Korean economy and advertising market continues to make good progress and Diamond and its clients intend to capitalize on this growth. Working in partnership with CCG, Diamond aims to further improve its strong position in Korea by extending its range of services, deepening its relationships with its existing major clients and aggressively targeting new domestic and international clients.

          Marketing Services

          CCG has been developing a number of its marketing services as separately branded operations. These businesses have potential higher margins and faster revenue growth and the Company expects them to enhance the network's ability to generate global client accounts. The services provided are set out below.

          141 Worldwide

          141 Worldwide is a global network specializing in marketing services, offering expertise in a wide range of activities including sales promotion, direct marketing, event marketing, merchandising, sponsorship, design and interactive media. Launched in 1997 as a separately branded network within Bates Worldwide, 141 Worldwide has grown rapidly and now comprises 57 offices in 47 countries.

          The network has over 250 clients worldwide, with over 60 percent of revenues coming from multinational clients. Significant clients include 3M, British American Tobacco, Coca Cola, Heineken, Nokia, Roche and Warner-Lambert.

          141 Worldwide's international network operates to standard practices and a unified philosophy utilizing two operating systems: the 141 Management system is used by the network to guide clients from strategic development through to the execution of creative work and the 141 Creative Project Flow is a methodology used to help clients understand better the creative process used by the network. There is also a central 141 Networking office in London to transfer knowledge of the latest research and legislation across the network.

          The development of 141 Worldwide is key to CCG's strategic objective that 50 percent of total Group revenues be derived from marketing services by the year 2003. The Company expects continued development of the 141 Worldwide brand from both organic growth and strategic acquisitions.

Strategic Marketing and Research

          The Decision Shop

          The Decision Shop is a strategic marketing and research business within Bates Worldwide specializing in brand positioning research, consultancy and econometric modeling. The Decision Shop provides analytical skills that assist multinational clients to reposition their key brands for future growth.

          The Decision Shop's work includes repositioning projects for multinational clients and their global brands. In all, The Decision Shop has conducted over 100 brand positioning studies around the world using its proprietary Brand Essence Programme technology.

          In 1999, The Decision Shop consolidated its N-Vision positioning program, an integrated solution in brand positioning. This followed the introduction of Brand Health, a program to assess the value to brands of alternative marketing and communications strategies. Brand Health, which is both evaluative and diagnostic, is of increasing relevance in the increasingly accountable world of marketing communication.

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

          The  Company,  The  Facilities  Group and  entities  in the  Saatchi &
Saatchi Group entered into a shareholders' agreement ("The Facilities Group Agreement") to regulate the relationship between the Company and the Saatchi & Saatchi Group as shareholders of The Facilities Group. The Company holds 30 percent of the outstanding shares of The Facilities Group and Saatchi & Saatchi holds 70 percent. The Facilities Group Agreement makes provision for the operation of The Facilities Group, including the composition of executive management and the transfer of shares.

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

Media Services

          Zenith Media Worldwide

          Zenith Media is a leading global media services agency with 69 offices in 39 countries. Zenith provides clients with specialized media planning, buying, evaluation and coordination, both in traditional and new media areas. Zenith provides its services to clients of Bates Worldwide and S&S. In addition, approximately 67 percent of its revenues were generated from Zenith's list of direct clients in 1999.

          During 1999, new operations were opened in Finland, Greece, India, Norway, Portugal and Taiwan, and in Fort Lauderdale and Kansas City in the United States.

          Zenith Media is a leader in its sector and has in recent years expanded its services to include stand-alone media operations in direct response, interactive, sports marketing and funded programming. In the United Kingdom, two new operations were established in 1999: Zed Media, delivering media services to direct response advertisers and Zenith Interactive Solutions, providing dedicated online media planning and buying resources and consultancy.

          The Company, entities within the Saatchi & Saatchi Group and Zenith, with effect from the effective date of the Demerger, entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") to regulate the relationship between the Company and the Saatchi & Saatchi Group as shareholders of Zenith.

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

     Zenith Media Services Agreements

          CCG and Saatchi & Saatchi entered into a media services agreement with Zenith. Under the terms of these agreements the shareholders each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each shareholder. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

          Each of the media services agreements will terminate on December 31, 2000 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.


PERSONNEL

          As of June 1, 2000, CCG employed approximately 7,645 people worldwide. The success of CCG's advertising and media services businesses, like that of all communication groups, depends largely on the skill and creativity of their personnel and their relationships with clients. CCG believes that its relationships with its employees are good.


ACQUISITIONS & DISPOSALS

          Acquisitions

          During 1999, CCG made the following acquisitions:

          In December 1999, CCG acquired substantially all of the assets of Interactive Edge, Inc., a New York corporation, Interactive Edge, Inc., a Connecticut corporation and Interactive Edge, LLC, a Delaware limited liability company, all of which were commonly owned by the sellers in the acquisition. The purchase price for the acquisition included an initial payment of $6.1 million paid by CCG through the issuance of CCG ADSs having a value of $5.5 million and $600,000 in cash. The acquisition also provides for an additional contingent payment in 2003 of up to a maximum of $18.9 million based on Interactive Edge achieving certain revenues and operating margins for the three years ending December 31, 2002. The contingent payment will be paid entirely through the issuance of CCG ADSs. CCG has accrued an estimated total additional deferred consideration payable in CCG ADRs of $18.5 million (L11.5 million).

          In December 1999, CCG acquired an 80 percent interest in the share capital of Diamond Ad Ltd. The initial consideration was L14.8 million plus the assumption of approximately L12 million of debt, and further payments are due in the years 2000, 2001, and 2002 based on a multiple of average operating profits from 1999 to 2001, up to a maximum of L55 million.

          In 1999, CCG increased its existing interests in Verdino Bates in Argentina from 63 percent to 70 percent, Bates Poland Sp z.o.o. from 60 percent to 100 percent and in Dr Puttner Bates Werebeagentur GmbH in Austria from 80 percent to 100 percent. The aggregate consideration paid in 1999 for these transactions was L0.4 million.

          Additionally, CCG acquired several small advertising and marketing services companies in Sweden, Belgium, Spain, the UK, Germany, India, Romania and Finland. The aggregate consideration paid in 1999 for these acquisitions was L3.7 million in cash, and estimated total additional cash payments of L0.2 million have been accrued.

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

          In Argentina, the Group's 10 percent investment in Verdino Bates SA was increased, at the same time acquiring and merging with it Fernando Fernandez SA, to give a 63 percent holding in the merged entity which was renamed Verdino Bates Fernando Fernandez SA. Also, in December 1998, the Group acquired a 32 percent equity interest in Newcomm Bates SA in Brazil.

          In Europe, small acquisitions were made of a 50.8 percent interest in EMC Starke & Gerlach GmbH, the holding company of 141 Germany Promotion and Communication GmbH, 51 percent of Kontoret As Reklamebyra in Norway, and the business of Not Just Film BV in the Netherlands which was merged into Bates Nederland BV, renamed Bates Not Just Film BV.

          During 1997, Cordiant made the following acquisitions: a 51 percent interest in Grapple Group 141 (Pty) Ltd., a South African company; a further 25 percent interest in X/M Harrow Pty Limited, an Australian company, raising its holding to 75 percent; and Scholz and Friends GmbH acquired a further 33 percent interest in Scholz and Friends Dresden GmbH, in Germany, increasing the Group's effective holding of Scholz & Friends Dresden to 76.5 percent.

          Disposals

          CCG did not make any disposals in 1999.

          During 1998, CCG divested itself of a controlling interest in Bates Japan Ltd to retain a 31 percent share of the company now operating as a joint venture and renamed Saatchi & Saatchi Bates Yomiko KKK. Neither a profit nor a loss arose from this restructuring.

          In October 1997, Cordiant completed the sale of National Research Group, Inc. and its subsidiaries ("NRG"). See Note 2 in the Notes to Consolidated Financial Statements.

GEOGRAPHIC COVERAGE

          CCG serves clients in all of the world's major advertising markets.

                   Geographic analysis of CCG revenue in 1999

                                                             Percentage of
                                    Percentage of        worldwide major media
                                     CCG revenue      advertising expenditure(1)
                                     ( percent)               ( percent)
-------------------------------   ------------------ ---------------------------
UK                                       12.0                     5.2
North America                            24.7                    44.5
Continental Europe                       36.3                    23.6
Asia Pacific and Latin America           27.0                    26.7
Total                                   100.0                   100.0

(1) Source: Zenith Media Worldwide, Advertising Expenditure Forecasts, December 1999.

          CCG's global reach is reflected in its geographical revenue mix.

          Taking the industry as a whole, North America accounts for approximately 40 percent of worldwide advertising expenditure. With only 25 percent of its revenues coming from North America, CCG is currently underrepresented in this important market. The Group intends to further build its operations in this region, with a target of 40 percent of Group revenues set for the year 2003. Continental Europe is CCG's largest region in terms of revenue, representing approximately 36 percent of Group revenues. Asia Pacific represents approximately 27 percent of Group revenues, with Australasia alone representing approximately 15 percent of Group revenues. The acquisition of Diamond is expected to further strengthen CCG's presence in Asia Pacific.

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
London, England


          In addition, in respect to Landsdowne House, Berkeley Square London, England CCG leases 103,000 square feet at an annual rental of L6.5 million which is sublet for mainly coterminous periods as CCG at an average annualized rental of approximately L6.1 million during 1999. A further 72,000 square feet at an annual rental of L3.1 million is sublet on a short-term basis at an average annualized rental of approximately L1.9 million during 1999.

          At December 31, 1999, CCG's owned and leased properties and fixtures (including furniture and equipment) had a net book value of L21.8 million ($35.1 million).

          CCG considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1999, L22.3 million ($35.9 million) had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.

          The following outstanding property guarantees by CCG companies of obligations of certain companies in the Saatchi & Saatchi Group were not released in connection with the Demerger: (i) the Saatchi & Saatchi Group's lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $17.9 million subject to periodic rent reviews; and (ii) the Saatchi & Saatchi Group's lease of premises at 21 Dukes Road, London, for a term expiring on October 31, 2016 with a tenant's right to break on October 31, 2006 with a current annual base rent is L255,882, subject to periodic rent reviews. Saatchi & Saatchi has agreed to give additional, or in some cases substitute, guarantees and to indemnify CCG against any liability in its preexisting guarantees.


Item 3.  Legal Proceedings.

          CCG has no material pending legal proceedings.


Item 4.  Control of Registrant.

          The Company is not owned or controlled by any government or by any other corporation.

          The following table lists, as of June 1, 2000, the total number of Ordinary Shares owned by the Directors and officers of the Company as a group.


                             Identity of
Title of Class               Person or Group                 Amount Owned            Percent of Class


Ordinary Shares             Directors and officers of the    161,705                   0.06 percent
                            Company as a group

          There were no non-beneficial holdings of ten percent or more of the issued Ordinary Share capital of the Company as of June 1, 2000.

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

                                           Pence Per             Translated into
                                         Ordinary Share             US Dollars

                                      High          Low       High         Low
1998     First Quarter                123.5         88.5      2.07         1.46
         Second Quarter               135.5        115.5      2.26         1.93
         Third Quarter                133.5        101.5      2.20         1.67
         Fourth Quarter               112.5         95.0      1.86         1.62

1999     First Quarter                167.0        107.5      2.72         1.78
         Second Quarter               193.0        155.5      3.08         2.49
         Third Quarter                198.0        165.0      3.10         2.55
         Fourth Quarter               302.0        172.0      4.88         2.80

2000     First Quarter                406.0        267.0      6.47         4.40
         Second Quarter               386.5        280.0      6.17         4.24
         (through May 16, 2000)

          The Ordinary Shares trade in the US on the New York Stock Exchange, Inc. in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents five Ordinary Shares. The depositary for the ADSs is The Bank of New York (the "Depositary"). The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions. The Company believes that, as of May 26, 2000, 4.50 percent of the outstanding Ordinary Shares, which are represented by ADSs, were held in the US by 625 record holders and 0.13 percent of the Ordinary Shares were held in the US by approximately 51 record holders. CCG estimates that, as of May 26, 2000, an additional 15.22 percent of the Ordinary Shares are owned beneficially by US persons giving an aggregate US holding of 19.85 percent.

                                                     US dollars per
                                                           ADS
                                                 High            Low
1998
      First Quarter                                     10 11/16         7
      Second Quarter                                    12 1/4           9 1/2
      Third Quarter                                     11 13/16         8 1/2
      Fourth Quarter                                    10 3/8           8 1/4

1999
      First Quarter                                     13 5/8           9 1/4
      Second Quarter                                    15 1/2          12 7/16
      Third Quarter                                     15 1/2          12 3/4
      Fourth Quarter                                    24 7/16         14

2000
      First Quarter                                     32 3/8          22
      Second Quarter                                    30 7/8          21 3/16
       (through May 16, 2000)

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


Item 7.  Taxation.

          The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of American Depositary Receipts ("ADRs") or Ordinary Shares in the Company who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention").

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

          The discussion of UK tax is based on current UK tax law as potentially amended by the Finance Bill 2000. The Chancellor of the Exchequer's Budget was delivered on March 21, 2000, containing proposals for enactment in the Finance Act 2000.


United Kingdom Taxation of Dividends and Refunds of Tax Credits

          For the purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary Shares represented by the American Depositary Shares ("ADSs") that are evidenced by such ADRs.

          The payment by the Company of a dividend in respect of the Ordinary Shares generally gives rise to a tax credit in the hands of shareholders who are UK resident individuals at the rate of 10 percent of the sum of the cash dividend and the tax credit.

          Under the Convention, certain US Holders who receive a dividend from a UK company are entitled in certain circumstances to claim from the Inland Revenue payment of the tax credit or part of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax. However, with the tax credit rate of 10 percent, the withholding tax will eliminate or virtually eliminate the Tax Credit Refund. In view of this, the availability of Tax Credit Refunds under the Convention is not discussed any further in this summary. US Holders should consult their own tax advisers as to the availability or otherwise of Tax Credit Refunds.

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

          Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L231,000 (for chargeable transfers made on or after April 6, 1999). The March 2000 Budget has proposed that this should be increased to L234,000 as from April 6, 2000. In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L231,000 (or L234,000) "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers made more than seven years before the death and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

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


United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Transfers of Ordinary Shares for a consideration

          UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in the Company) for a consideration in money or money's worth. The charge is normally at the rate of 0.5 percent of the amount or value of the consideration given for the transfer (with rounding up, in the case of stamp duty, to the nearest multiple of L5). Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be canceled.

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

Transfers of Ordinary Shares into ADS form

          UK stamp duty or SDRT will normally be payable on any transfer of Ordinary Shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary Shares hitherto held for another purpose by it or its nominee. The charge is at the rate of 1.5 percent:

(i) in the case of a transfer of Ordinary Shares for consideration, of the amount or value of the consideration for the transfer, and

(ii) in the case of a transfer of Ordinary Shares other than for consideration and in the case of the issue of an ADR in respect of Ordinary Shares hitherto held for another purpose, of the value of the Ordinary Shares.

In the case of stamp duty, the charge is rounded up to the nearest multiple of L5.

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

Transfers of Ordinary Shares out of ADS form

          Where no sale is involved, a transfer of Ordinary Shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of L5 per instrument of transfer. By contrast, a transfer of, or agreement to transfer, Ordinary Shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally by reference to the amount of value of the consideration for the transfer.

Gifts of Ordinary Shares

          A transfer of Ordinary Shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of L5 per instrument of transfer.

Item 8.  Selected Financial Data.(3)

          The  selected  financial  data set  forth  below is  derived  from the
Consolidated Financial Statements of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, such Consolidated Financial Statements, including the notes thereto. The Company's Consolidated Financial Statements as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, which have been audited by KPMG Audit Plc, are included elsewhere herein. The Consolidated Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 37 in the Notes to Consolidated Financial Statements. The per share data have been translated into dollars per ADS where appropriate.

          In respect to 1997, significant changes were made to the Company's capital structure as a result of the Demerger. The selected financial data set forth below with respect to 1997 reflects the capital structure in place prior to the Demerger, which was appropriate historically to Cordiant and the capital position, finance charges and tax liabilities included in such data do not reflect the Group's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Group effected the Demerger prior to such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               (In millions, except per share data)

                                                                                      Year Ended December 31,

                                                                     1999       1999      1998      1997      1996       1995
                                                                     US$(1)            FIGURES SHOWN IN POUND STERLING
CONSOLIDATED INCOME STATEMENT DATA:(2)
Amounts in Accordance with UK GAAP
     Commission and fee income
        Continuing operations                                         $544.0    335.8      301.8    736.1     754.9       761.1

                                                                   ---------- --------- --------- --------- ---------- ----------
        Total                                                         $544.0     335.8     301.8     736.1    754.9       761.1
                                                                   ---------- --------- --------- --------- ---------- ----------
     Profit (loss) before tax, and minority
     interests-historically reported(3)                                $43.0      32.3      25.9      34.6     41.8       (22.6)
     Adjustment for provisions(4)                                        -         -        (1.2)     (4.7)    (7.0)      (10.2)
                                                                   ---------- --------- --------- --------- ---------- ----------
     Profit (loss) before tax, and minority interests-restated(3)      $43.0      32.3      24.7      29.9     34.8       (32.9)
                                                                   ---------- --------- --------- --------- ---------- ----------
     Net profit (loss)                                                 $24.9      18.6      13.8      10.4     17.2       (47.6)
                                                                   ---------- --------- --------- --------- ---------- ----------
     Net profit (loss) per Cordiant Ordinary Share basic(2)            $0.13       8.2p      6.2p      4.7p     3.9p      (20.5)p
     Net profit (loss) per Cordiant Ordinary Share diluted(3)          $0.13       7.8p      6.2p      4.7p     3.9p      (20.5)p

Approximate Amounts in Accordance with US GAAP
    Profit/(loss) before change in accounting principles(4)           (10.1)      (6.3)      4.6       3.1      5.1       (43.8)
    Cumulative effect of change in accounting principles(5)           (24.0)     (14.9)
                                                                  ------------------------------------------------------------------
    Net profit/(loss)                                                 (34.1)     (21.2)      4.6       3.1      5.1       (43.8)
                                                                  ------------------------------------------------------------------
    Net profit/(loss) per Ordinary Share(2)                          $(0.15)      (9.5)p     2.1p      1.4p     1.1p      (15.0)p
                                                                  ------------------------------------------------------------------
    Net profit/(loss) per ADS(2)                                     $(0.77)     (47.6)p     10.3p     7.0p     5.7p      (74.9)p
                                                                   ---------- --------- --------- --------- ---------- ----------
     Dividends including tax credit
       Per Ordinary Share                                              $0.07       4.5p      3.5p      3.0p     2.6p        -
       Per ADS                                                         $0.36      22.5p     17.5p     15.0p    13.0p        -



                                                                                     (In millions)

                                                                                      December 31,
                                                            ------------------------------------------------------------------
                                                               1999       1999       1998       1997       1996       1995
                                                              US$(1)               FIGURES SHOWN IN POUND STERLING
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Accordance with UK GAAP
Working capital asset (deficiency)                             10.0       (6.2)      11.8        2.8      (59.8)     (25.3)
Total assets                                                  949.3      589.6      386.7      377.8      912.4      992.9
Long term liabilities, including minority interests           297.8      185.0      136.9      123.2      262.6      309.2

Shareholder's deficiency-historically reported                (73.7)     (45.8)     (71.5)     (85.7)    (215.3)    (224.9)
Adjustment for provisions(4)                                    -          -          7.6        8.8       27.5       34.6
                                                            ----------- ---------- ---------- ---------- ---------- ----------
Shareholder's deficiency-restated                             (73.7)     (45.8)     (63.9)     (76.9)    (187.8)    (190.3)
                                                            ----------- ---------- ---------- ---------- ---------- ----------
Approximate Amounts in Accordance with US GAAP
                                                            ------------------------------------------------------------------
Shareholders' funds/(deficiency)                               33.2       20.6       26.6      20.2       24.6         6.8
                                                            ------------------------------------------------------------------

_________________
(1) These figures have been translated into US Dollars at the Noon Buying Rate on December 31, 1999 (L1.00-$1.61).
(2) Per share and per ADS amounts have been adjusted to reflect the share consolidation in connection with the Demerger.
(3)  The  profit  (loss)  before  taxes and  minority  interests  reflects:  (a)
     exceptional costs of Lnil, Lnil, L2.2 million, L16.5 million, and L20.3 million that were incurred in 1999, 1998, 1997, 1996, and 1995, respectively; (b) a profit on disposal of operations of L20.8 million and L17.8 million in 1997 and 1996 respectively; (c) costs relating to the fundamental reorganization of the Group as a result of the Demerger of L33.0 million in 1997 (details of (b) and (c) are set out in Note 2 and 6 in the Notes to Consolidated Financial Statements); and (d) a loss on disposal of operations of L34.3 million in 1995.
(4) Due to a recent change in UK GAAP, CCG now discounts its property provisions for the purposes of UK GAAP and has restated the results of prior years as if this accounting had been in effect for those years. In connection with this restatement, the Group determined that certain errors had been made in the prior years in the determination of property provisions and compensation expense under U.S. GAAP. As a result, prior year amounts have been restated for the correction of those errors.
(5) During 1999, the Group reviewed its accounting for property provisions under U.S. GAAP and determined that it is preerable under U.S. GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under U.S. GAAP of L14.9 million (6.6p per Ordinary Share).


DIVIDENDS

          Dividends recommended by the Company's Board in respect of a particular fiscal year are paid in the following fiscal year if approved by the Company's shareholders. The Company has paid and proposed the following dividends on the Ordinary Shares in respect of the years indicated:

Year             Dividend per Ordinary Share              Total Dividend Amount
                        (in pence)                      (Pound Sterling million)
1995                       --                                     --
1996                       2.0                                    4.4
1997                       1.2                                    2.7
1998                       1.4                                    3.1
1999(1)                    1.8                                    5.1
____________________
(1) If approved by the Company's shareholders, such dividend will be paid in June 2000.

          Under UK company law, the ability to pay a dividend is dependent on whether the Company has distributable reserves. At December 31, 1999 the Company had distributable reserves of L31.4 million.

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


                 Average*         High          Low          Period End
1995              1.58           1.64          1.53            1.55
1996              1.57           1.71          1.49            1.71
1997              1.64           1.70          1.58            1.64
1998              1.66           1.72          1.61            1.66
1999              1.62           1.68          1.55            1.61
____________________

* The average of the exchange rates on the last day of each month during the period.

The Noon Buying Rate for pounds sterling on May 16, 2000 was L1.00 = $1.50.


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

          CCG's ongoing revenue is generated from commissions and fees paid by clients. In each of the last three years, between 34 and 45 percent of ongoing revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set in conjunction with the client. Bates Worldwide, Scholz & Friends and Diamond generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of HP:ICM is based on project specific assignments, although there is often a relationship with the same client over many years.

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

          The majority of CCG's net operating costs are staff related and over the past three years the Group's staff cost to revenue ratio (including temporary staff and freelancers) equated to approximately 58 percent. When revenue growth is slow or declining in any particular operating unit, CCG is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

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

          For  the  purpose  of  this  section,   references   to   "underlying"
performance excludes the effect of exchange rate movements.

          The prospective change to UK GAAP for the year ending December 31, 2000 and its anticipated impact is as follows:

          (i) Financial Reporting Standard ("FRS") 16 (Current Tax) specifies how current tax, in particular withholding tax and tax credits, should be reflected in the financial statements. The Group's existing accounting policies are consistent with FRS 16.


INDUSTRY BACKGROUND(4)

          Zenith estimates that the outlook for advertising expenditures in major media (television, print, radio, cinema and outdoor) is one of stable growth to 2002.

          Zenith estimates that worldwide major media advertising expenditure grew by 4.9 percent in 1999. Looking forward, Zenith forecasts nominal growth of
6.4 percent in 2000, accelerating to 10.6 percent in 2001 and 6.0 percent in 2002.

__________________
(4) Expenditure information in this section is based solely on estimates published by Zenith Media Worldwide Ltd. (a wholly owned subsidiary of Zenith) in its Advertising Expenditure Forecasts, December 1999.

Conversion to the Euro

          The Group has significant operations within the European Union. The Group has not encountered any significant problems since the introduction of the Euro on January 1, 1999 and the associated costs are not material.

LIQUIDITY AND CAPITAL RESOURCES

General

          The Group's primary liquidity sources are cash flows generated from its operations, the issuance of equity and its banking facilities. In November 1999, CCG refinanced the Group's core banking facilities with new committed facilities. The new facilities are to be used to fund the Group's working capital requirements and the acquisition of Diamond and for general corporate purposes.

          The capital structure consists of both senior debt and equity. At December 31, 1999, the Group's senior debt consisted of the new bank facility (the "Facility") of $250 million. The Facility provides, committed credit facilities at a rate between 0.7-1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. The Facility is divided into two equal amounts; i) $125 million maturing in November 2000 with an option to extend for one additional year, and ii) $125 million maturing in November 2004. The Facility requires the Group to comply with customary financial and other covenants. It also contains provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross default by certain companies in the Group in respect of indebtedness over a specified amount or any change of control of the Company. The Facility is secured by guarantees from the principal companies of the Group.

          On December 31, 1999, CCG had drawings of $105 million, compared with drawings of $60 million on December 31, 1998. The primary reason for the higher drawings were the Group's requirements for acquisition financing during 1999 and non-recurring capital expenditure relating to an office relocation in the US.

          The undrawn element of CCG's facilities is required in part to fund CCG's cyclical working capital needs and in part to allow CCG to finance any contingency. Cyclical needs arise each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year which affect CCG's cash position.

          The Group has significant cash balances in its international operations. These balances are required primarily to finance the working capital cycles of the individual country operations and, in certain cases, to provide the required level of working capital for media accreditation allowing the agencies to buy media on behalf of their clients. Although cash is often required for local funding purposes, the Group has a policy of repatriating all available cash to the center to maximize core liquidity.

          In connection with the Demerger, Zenith entered into an agreement (the "Zenith Facility Agreement") providing a L18.5 million secured reducing multi-currency revolving credit facility (the "Zenith Facility"). The Company and Saatchi & Saatchi provided unlimited guarantees to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantees is to be shared equally.

          At December 31, 1999 the amount outstanding under the Zenith Facility was L5.4 million. These facilities amortize by L2 million in 2000 and L4 million in 2001, with the balance due in 2002. In addition, the Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimus of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of the business of any subsidiary).

          The Zenith Facility Agreement requires Zenith to comply with various financial covenants relating to gross interest cover, maximum gross debt and gross capital expenditure. It also contains provisions whereby, under certain specified events of default, amounts made available could be declared immediately due and payable. In addition to customary events of default, these events include defaults by certain companies in the Zenith Group in respect of indebtedness over specified limits or in circumstances where there has been a change of control of Zenith.

          Cash Flows from Operating Activities

          Cash generated from operating activities in 1999 was L50.0 million compared with L19.8 million in 1998, an increase of L30.2 million. Of this increase, L7.5 million is derived from increased operating profit. There was a reduction in the payments in respect of unutilized property, which had been provided for in prior years, for ongoing operations from L7.0 million in 1998 to L4.8 million in 1999. The payments in respect of unutilized property in general represent the difference between the payments being made by CCG relating to excess space and the income CCG receives from subletting that space. The majority of the excess space arises from the restructuring of the former Cordiant businesses in the early 1990s. The balance of L20.5 million increase is derived from an improved working capital position, which resulted in a working capital inflow of L10.8 million in the year, compared to a net outflow from working capital of L9.0 million in 1998, and increased depreciation charge of L0.7 million.

          In 1998, cash flow from operating activities increased compared to 1997, due to improved operating profits of L26.0 million, offset by a deterioration in cash flow from working capital of L8.8 million. Payments in respect of unutilized property, which had been provided for in previous years, were L7.0 million in 1998 compared to L19.2 million for Cordiant in 1997.

          Net Cash Outflows Arising from External Demerger Costs

          In 1999, no material payments were made in relation to the Demerger. In 1998, L8.2 million of external demerger costs incurred and accrued in the previous year were paid. These payments were made primarily to external advisers of the Group.

          Cash Outflows from Returns on Investments and Servicing of Finance

          In 1999, cash outflows from net interest expense and dividends to minorities were L7.0 million compared to L4.9 million in 1998. Net interest paid by the Group increased from L2.4 million to L6.0 million, largely due to the payment of one-time fees in November 1999 relating to refinancing the bank facilities. Dividends to minorities decreased from L2.5 million to L1.0 million following the acquisition of the minority interest in Australia.

          In 1998, consolidated cash outflows were L4.9 million, which showed a decrease of L7.4 million over 1997, due to the refinancing that occurred in connection with the Demerger.

          Cash Flows from Investing Activities

          In 1999, payments for the acquisition of tangible fixed assets, net of receipts from disposals amounted to L18.3 million compared with L7.5 million in 1998. This increase was principally due to one-time refurbishment costs in respect of a relocation in the United States.

          In 1998, the L7.5 million net payments for acquisition of tangible fixed assets reflected a decrease from L23.2 million in 1997 relating to the Demerger.

          In 1999, there was a cash inflow of L0.2 million from the acquisition and disposal of miscellaneous investments compared with a net inflow of L0.1 million in 1998.

          Payments for the acquisition of investments in subsidiary and associated undertakings in 1999, net of cash in companies acquired was L22.2 million compared with L7.0 million in 1998. Additional acquisition costs were met by the issue of shares with a market value of L3.4 million. Additional costs of L51.4 million relating to deferred consideration relating to acquisitions were also accrued during the year. These accruals will result in cash payments in future years. See Note 2 to the Consolidated Financial Statements.

          There were no proceeds from the sale of subsidiaries during 1999 and 1998. A subsidiary, however, was reclassified during 1998 as an investment in a joint venture following a share restructuring resulting in an outflow in respect of net cash balances of L0.4 million in its balance sheet.

          Equity Dividends Paid

          In 1999, a dividend to equity shareholders of L3.1 million was paid in relation to 1998 profits. This compares with the dividend of L2.7 million paid in 1998.

          Cash Flows from Financing Activities

          In 1999, shares were issued for cash value of L1.8 million (1998 - L0.5 million) following the exercise of employee share options. The net draw down of Group borrowing facilities was L25.2 million (1998 - L8.6 million) and repayments of finance lease borrowings was L0.2 million (1998 - L0.2 million).

          In 1999, the L25.2 million net draw down of loans consisted of loans drawn of L90.9 million and repayments of L65.7 million representing the refinancing of the Group's bank facilities during the year and the funding of acquisitions made and capital expenditure incurred in 1999.

          In 1998, shares were issued for cash value of L0.5 million (1997 - L0.1 million) following the exercise of employee share options. The net draw down of Group borrowing facilities was L8.6 million (1997 - L17.3 million) and repayments of finance lease borrowings was L0.2 million (1997 - L0.3 million).


RESULTS OF OPERATIONS(5)

          As CCG has offices or affiliated agencies in over 70 countries, its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies, have an impact on the results of the Group. The Group's costs are generally denominated in the same currency as the associated revenues, however, mitigating the impact of exchange rate movements on operating profit.

          During 1999, the Company has adopted the new accounting standards FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", FRS 13 "Derivatives and other Financial Instruments", and FRS 15 "Tangible Fixed Assets".

          The only material impact of FRS 12, is that the Group's property provisions will be discounted to the present value of future net lease obligations. The recognition of this discount in this and subsequent years will be included as a finance item within net interest payable and similar items.

          Under US GAAP long term property provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated subrental. Such provisions were previously provided on a discounted basis in the presentation of US GAAP data. As a result, prior year US GAAP data has been revised to reflect the use of the gross basis.

          FRS 13 has been introduced to allow users of financial statements to judge the impact of financial instruments on the Group's risk profile, and evaluate how such risks are managed. FRS 13 disclosures are in Note 32 to the Consolidated Financial Statements.

          FRS 15 codifies existing practice relating to the capitalization of costs as well as appropriate depreciation and revaluation policies. The Group's existing accounting policies are consistent with FRS 15.

____________________
(5) See Note 37 in the Notes to Consolidated Financial Statements for a summary of differences between UK GAAP and US GAAP.

Year Ended December 31, 1999 vs. Year Ended December 31, 1998

          Revenue

          Group revenue increased by 11 percent to L335.8 million in 1999 from L301.8 million in 1998. On an underlying basis, revenue increased by 10 percent.

          In the UK revenues increased by 1 percent to L40.2 million which represents 12 percent of Group revenues (1998: 13 percent). The restructuring of Bates UK, as an integrated agency and management changes impeded revenue growth in 1999.

          In North America, revenues increased by 16 percent to L83.1 million. On an underlying basis the increase was 13 percent. The region represented 25 percent of the Group's revenues (1998: 24 percent). The revenue growth reflected net new business wins and increased spending from existing clients.

          In Continental Europe, revenues increased by 12 percent and by 15 percent on an underlying basis. This region (which includes revenues derived from Africa and India) represents 36 percent of the Group's revenues (1998: 36 percent). In Bates Europe, revenues increased by 13 percent on an underlying basis reflecting growth in the existing businesses combined with in-fill acquisitions. Scholz & Friends performed well with revenue growth of 18 percent on an underlying basis reflecting net new business wins and increased spending from existing clients.

          Asia Pacific and Latin American revenues increased by 11 percent and by 6 percent on an underlying basis. In 1999, this region accounted for 27 percent of the Group's revenues (1998: 27 percent). Australasian (Australia and New Zealand) revenues (approximately 57 percent of Asia Pacific and Latin American revenues) decreased by 2 percent on an underlying basis. This decline reflected reduced spending by existing clients. Asia revenues (approximately 38 percent of Asia Pacific and Latin American revenue) increased by 9 percent on an underlying basis. The increase reflected a mixture of growth from existing businesses as economic growth resumed in the region and from acquisitions, net of divestitures.

          Operating Profit

          Operating profit increased by 29 percent to L33.5 million in 1999 from L26.0 million in 1998. On an underlying basis, operating profits increased by 29 percent.

          In the UK, operating profits were down 2 percent to L4.4 million in 1999. This marginal decrease reflected increased costs associated with the restructuring of Bates UK.

          In North America, operating profit grew by 33 percent to L10.9 million in 1999 (28 percent on an underlying basis). This profit growth was driven principally by the increase in revenues and continued cost control.

          In Continental Europe, operating profit increased by 24 percent to L12.5 million in 1999. On an underlying basis the increase was 26 percent. In Bates Europe, the increase of 34 percent on an underlying basis reflected the successful integration of the recent acquisitions. In Scholz & Friends, the increase of 17 percent on an underlying basis primarily reflected a strong conversion of revenue gains into operating profit

          In Asia Pacific and Latin America, operating profit increased by 78 percent to L5.7 million in 1999. On an underlying basis operating profit increased by 79 percent. In Australasia, operating profit declined by 70 percent on an underlying basis. This primarily reflected a combination of lower revenues and investment costs in its interactive business. In Asia operating profits were achieved, from losses in 1998, giving an operating margin 7.6 percent. This improved performance reflected conversion of revenue growth into operating profits from existing businesses combined with net acquisitions.


          Operating Margins

          The CCG  operating  margin was 10.0 percent in 1999,  an increase from
8.6 percent in 1998.

          On a geographic basis, operating margins were as follows:

                                               1999                1998
                                              percent             percent
                                          --------------      --------------
UK                                            10.9                 11.3
North America                                 13.1                 11.4
Continental Europe                            10.3                  9.3
Asia Pacific and Latin America                 6.9                  3.9
                                          --------------      --------------
Group                                          10.0                 8.6
                                          --------------      --------------


          Joint Ventures and Associates

          The Group's share of operating profits, primarily from Zenith and Newcomm, amounted to L4.9 million an increase of 88 percent over 1998. Of the L2.3 million increase, 52 percent was due to the acquisition of Newcomm. The remainder primarily was due to Zenith, which achieved revenue growth of 16 percent during 1999 combined with a continued improvement in profitability.

Year Ended December 31, 1998 vs. Year Ended December 31, 1997

          To facilitate a more meaningful comparison, the 1998 trading results are compared to the results of ongoing operations in 1997. "Ongoing" operations refers to businesses that remain with the Group following the Demerger and the disposal of other businesses and excludes Zenith.

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

          In North America revenues increased by 6 percent and on an underlying basis by 7 percent. The region represents 24 percent of the Group's revenues (1997:22 percent). Approximately half of this increase is the result of acquisitions of diversified services businesses in North America. The effect of these acquisitions will not be fully reflected until 1999.

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

          Asia Pacific and Latin America revenues fell by 15 percent and by 1 percent on an underlying basis primarily due to economic conditions in South East Asia. In 1998 this region accounted for 27 percent of the Group's revenues (1997:31 percent). Australasian (Australia and New Zealand) revenues (approximately 63 percent of Asia Pacific revenues) were unchanged on an underlying basis.

          Greater China (China, Hong Kong and Taiwan) reported revenue growth of 4 percent on an underlying basis. The worst affected South East Asian economies represent 8 percent of Asia Pacific and Latin America revenues and 2 percent of Group revenues. In response to South East Asia's contraction in revenue the Group has taken significant steps to rationalize costs, with overall staff levels in Asia being reduced by 16 percent by the end of 1998.

          Trading Profit Before Exceptional Items

          Trading profit before exceptional items increased by 6 percent to L26.0 million in 1998 from L24.6 million in 1997. On an underlying basis, trading profits increased by 15 percent.

          In the UK trading profits were down 31 percent to L4.5 million in 1998. This anticipated decline reflects the impact of a number of non-recurring projects on 1997 profits.

          In North America trading profit grew by 30 percent to L8.2 million in 1998 (also 30 percent on an underlying basis). This growth reflected a
combination  of  new  business,  cost  control  and  acquisitions.   The  latter
contributed approximately one third of the growth in underlying regional profits.

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

          In Asia Pacific and Latin America trading profit declined by 9 percent to L3.2 million in 1998. On an underlying basis trading profit increased by 20 percent. In Australasia trading profit increased by 25 percent on an underlying basis. This primarily reflected a tighter control of costs. In Asia trading losses reflected the reduced revenue performance and associated restructuring costs.

          Trading Margins Before Exceptional Items

          Trading margin before exceptional items was 8.6 percent in 1998, an increase from 8.0 percent in 1997.

          On a geographic basis trading margins were as follows:

                                             1998                  1997
                                            percent               percent
UK                                           11.3                  16.7
North America                                11.4                   9.3
Continental Europe                            9.3                   7.9
Asia Pacific and Latin America                3.9                   3.6
                                         --------------        -------------
Group                                         8.6                   8.0
                                         ==============        =============


                  Joint Ventures and Associates

          CCG has joint ventures and associates in all four geographic regions. The Group's share of operating profits, primarily from Zenith and The Facilities Group, amounted to L2.6 million.

Exceptional Operating Items and Disposals

          Exceptional operating expenses for CCG in 1999 and 1998 were Lnil and Lnil respectively, and for Cordiant in 1997 were L2.2 million. In 1997 the exceptional expense of L2.2 million reflected a provision against the goodwill relating to ongoing operations in Indonesia, which was taken in view of the economic uncertainty in that country.

          Profits on businesses disposed of by CCG were Lnil and Lnil in 1999 and 1998 respectively, and for Cordiant were L20.8 million in 1997. In 1997 the profit of L20.8 million included a profit of L16.5 million on the sale of NRG and a L4.3 million profit on the sale of shares received as consideration when Cordiant sold its interest in Kobs & Draft Worldwide.

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

Net Interest Expense and Similar Items

          Net interest expense and similar items for CCG amounted to L6.1 million in 1999 and L3.9 million in 1998. The interest expense for Cordiant was L8.8 million in 1997. The increase in 1999 is due to increased interest rates and a L1 million write-off of unamortized bank fees relating to the post-Demerger facility. The write-off arose as a result of the refinancing of the bank facility. The decrease in 1998 is a result of the Demerger and the post-Demerger financing arrangements.

          Despite a minimal overall average net debt position, CCG incurs a substantial net financing charge. This is primarily attributable to the geographic distribution of cash and borrowing resulting from the need to maintain cash balances for media accreditation and for local funding purposes and the inclusion of bank fees and similar items in the net finance charge.

Taxation

          In 1999 CCG's tax charge for the year was L10.6 million, representing an effective tax rate of 32.8 percent. In 1998 CCG's tax charge for the year was L9.2 million, representing an effective tax rate of 35.5 percent. Excluding disposals, exceptional items and Demerger costs, Cordiant's effective tax rate was 35.7 percent in 1997.

          Since 87 percent of CCG's business is located outside the UK, the UK is not the dominant tax regime for the Group.

          The improvement in the Group's effective tax rate in 1999 was principally due to the mix of international profits.

Equity Minority Interests

          Equity minority interests from ongoing businesses were L3.1 million in 1999, L1.7 million in 1998 and L1.8 million in 1997. The increase in 1999 is principally due to the improved profitability of the Scholz & Friends network, which the Group owns 90 percent, and the acquisition in November 1999 of 80 percent of Diamond in South Korea. The decrease in 1998 reflects the purchase of the 24.9 percent minority interest in The Communications Group.

Return Attributable to Shareholders

          The Group's net profit for 1999 was L18.6 million, resulting in earnings per share of 8.2p, and for 1998 was L13.8 million, resulting in earnings per share of 6.2p.

          Cordiant's net profit for 1997 was L10.3 million, resulting in earnings per share of 2.3p in 1997. Excluding exceptional items the earnings per share were 6.3p in 1998 and 5.1p in 1997. The earnings per share figures are unadjusted for the share consolidation that took place as part of the Demerger.

          A dividend of 1.8p per share has been recommended in respect of 1999. The comparable 1998 figure was a net dividend of 1.4p. Earnings covered the recommended dividend 3.6 times in 1999 and 4.4 times in 1998.


Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

          Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps, forward foreign currency contracts and foreign currency swaps. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not trade in derivatives and does not enter into transactions of a speculative nature or unrelated to the Group's investment activities. Derivatives are used only to manage the risks arising from the underlying business activities.

Foreign Exchange

          The Group publishes its consolidated financial statements in pounds sterling. The Group's profits are spread over a variety of currencies with the largest being the US dollar (32 percent of 1999 operating profit). As a result, the Group is subject to foreign exchange risk due to the effects that foreign currency movements have on the Group's translation of results.

          The Group has significant and diverse investments in foreign operations. The Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge international profits. The Group seeks to mitigate the effect of currency exposures by borrowing in the same currencies as the currencies in which it lends and by using currency swaps to match the currencies in which it lends. In addition, the Group uses forward exchange contracts to hedge known cross-currency cash flows.

          The Group's long term debt is denominated in US Dollars, and as such is subject to foreign exchange risks due to currency movements. The debt at December 31, 1999 was US$105 million.

          The following sensitivity shows the impact on the reported value of long term debt of an instantaneous 10 percent change in the foreign currency rate between sterling and US Dollar from their levels at December 31, 1999, with all other variables held constant.


                                                      Impact of a + 10                   Impact of a - 10
                     Fair value reported at           percent movement                   percent movement
                       December 31, 1999              in exchange rate                   in exchange rate
                     Pound Sterling million         Pound Sterling million             Pound Sterling million

Long term debt              65.2                            (7.9)                                7.9


Interest Rates

          The Group is exposed to interest rate fluctuations due to the floating rate central bank facility borrowings. The majority of these floating rate liabilities are denominated in sterling or US dollars. This exposure is managed via interest rate caps denominated in both sterling and US dollars. The Group aims to hold interest rate caps to cover the majority of its borrowings and with a variety of maturities. The current interest rate caps mature between December 2000 and June 2002. The Group will renew these caps on maturity. The Group's weighted average interest rate for 1999 was 6.7 percent. The Company estimates that if the 1999 interest rates had been 1 percentage point higher, the net interest expense would have increased by L0.4 million.

          See Note 32 of the Consolidated Financial Statements for more information on the Group's risk profile which has been provided in accordance with FRS 13.

Item 10.  Directors and Officers of Registrant.

          The Directors and Executive Officers of CCG are as follows:

Name                            Position                                                                   Age
Michael Bungey                  Director and Chief Executive Officer of the Company and Chairman and       60
                                Chief Executive Officer, Bates Worldwide
Arthur D'Angelo                 Finance Director of the Company                                            48
Jean de Yturbe                  Director, Group President, Bates Worldwide                                 53
Peter M Schoning                Director, Chairman and Chief Executive Officer, Scholz & Friends           54
Charles Scott                   Chairman of the Company                                                    51
Ian Smith                       Director, Group President, Bates Worldwide                                 44
William Whitehead               Director, Group President Bates Worldwide                                  54
Dudley Fishburn                 Non-executive Director                                                     54
Professor Theodore Levitt       Non-executive Director                                                     75
Dr. Rolf Stomberg               Non-executive Director                                                     60
James Tyrrell                   Non-executive Director                                                     59
David F. Ham                    Group Controller                                                           34
Denise Williams                 Company Secretary                                                          42

Executive Directors

          Charles Scott (51) Chairman: joined the Board as Finance Director in January 1990. He was promoted to Chief Operating Officer in July 1991 and Chief Executive Officer in April 1993. In January 1995 he was appointed Chief Executive Officer and Acting Chairman, and in July 1995 was appointed Chairman. He is a non-executive director of several companies.

          Michael Bungey (60) Chief Executive Officer: became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe in 1988. He was appointed
President and Chief Operating Officer of Bates Worldwide in 1993, Chief Executive Officer in April 1994 and Chairman in December 1994. He was appointed to the Board as Chief Executive Officer of CCG in December 1997.

          Arthur D'Angelo (48) Finance Director: joined Saatchi & Saatchi Holdings USA in 1987 and joined Bates USA in April 1994 as Executive Vice President and Chief Financial Officer. He was named Chief Financial Officer of Bates North America later that year, and was appointed Chief Financial Officer of Bates Worldwide in July 1995. He was appointed to the Board as Finance Director in December 1997.

          Jean de Yturbe (53) Director: appointed President of HDM Europe from 1985 to 1990 and Chief Executive Officer of Eurocom Advertising Worldwide from 1990 to 1992. He joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and appointed a Group President for Bates Worldwide in December 1999.

          Peter Schoning (54) Director: joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends, and since 1995 he has led the agency as Chairman and Chief Executive Officer. He was appointed to the Board in December 1997.

          Ian Smith (44) Director: joined George Patterson Bates in 1989 and was named General Manager and New Business Director in 1990. He became National Client Services Director in 1993 and Managing Director in 1996. He as appointed to the newly-created position of President, International, Bates Worldwide in March 1998 and a Group President for Bates Worldwide in December 1999. He was appointed to the Board in January 2000.

          William Whitehead (54) Director: was named Executive Director of Worldwide Client Services at Bates Worldwide and Regional Director of Latin America for Bates Worldwide in May 1994. In December 1994 he was appointed Chief Operating Officer for Bates North America. He became President and Chief Operating Officer of Bates USA in September 1995. In July 1996 he became Chief
Executive Officer of Bates North America. He was appointed to the Board in December 1997 and became a Group President for Bates Worldwide in December 1999.

Non-Executive Directors

          Dudley Fishburn (54) Non-executive Director: is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of the Trustees of the Open University, Chairman of HFC Bank plc, a director of Philip Morris Inc. and a Trustee of the Prison Reform Trust. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

          Professor Theodore Levitt (75) Non-executive Director: is Edward W. Carter Professor of Business Administration, Emeritus, of the Harvard Business School, and formerly Editor of the Harvard Business Review. He serves on the board of seven Sanford C. Bernstein Funds, is a retired director of eight New York Stock Exchange companies, and author of numerous articles and books on economics, management and marketing. Professor Levitt was appointed to the Board in March 1990.

          Dr Rolf Stomberg (60) Non-executive Director: worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of John Mowlem & Company PLC and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London and the Business School of Institut Francais du Petrole in Paris. He was appointed to the Board in May 1998.

          James Tyrrell (59) Non-executive Director: was Group Finance Director of London International Group until November 1997, and executive director until August 1998. Previously he was Group Finance Director of Abbey National Plc, prior to which he was Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

Executive Officers

          David F. Ham joined the Company in May 1996 as Manager of Group Reporting. Prior to that he was Group Accountant at Alfred McAlpine plc from 1994 and spent six years at Coopers & Lybrand. In 1997, he was appointed Group Controller of the Company.

          Denise Williams joined the Company in March 1998 as Deputy Company Secretary. Prior to that she was Group Secretary at Jacques Vert plc from 1992 to 1998. She was appointed Company Secretary in March 2000.

Re-election of Directors

          The Articles of the Company provide that at the Annual General Meeting every year, one-third of the Directors for the time being, or if their number is not three or a multiple of three then the number nearest to one-third, shall retire from office, the Directors to retire in each year being those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election. Any Director not re-elected at the Annual General Meeting shall retain office until the Meeting appoints another person in this place, or if it does not appoint a replacement, until the end of the Meeting.

Corporate Governance

          The Board is committed to high standards of corporate governance and, with the following exceptions, has complied with the continuing provisions as set out in Section 1 of the Stock Exchange's Principles of Good Governance and Code of Best Practice (the "Combined Code") throughout the year ended December 31, 1999:

          (a) There was no senior independent non-executive director until Rolf Stomberg was appointed to that position on March 4, 1999;

          (b) The provisions of the Company's Articles of Association concerning retirement of directors by rotation do not necessarily ensure that all directors are required to stand for re-election at least every three years. An amendment to the Articles so as to comply with this requirement will be proposed at the Annual General Meeting on June 13, 2000.

          (c)  The  Board  has  not   considered   the  reduction  of  executive
               directors' contract periods to one year or less.

               A separate Audit Committee and a Remuneration and Nominations Committee exist, both of which are comprised solely of non-executive directors. A Risk Management Committee was established during 1999.

               The Audit Committee was chaired during the year by James Tyrrell. The main duties of the Audit Committee are to:

               o Review, on behalf of the Board, the financial statements and preliminary and interim results;

               o Review the nature and scope of the external audit and the findings of the external auditors;

               o Monitor the adequacy of the Group's system of internal control;

               o Review and direct the internal audit function; and

               o Make recommendations to the Board concerning the appointment and remuneration of the external auditors.

               The Audit Committee met on three occasions during 1999.

               The principal functions of the Remuneration and Nominations Committee are to determine on behalf of the Board and the shareholders the Company's broad policy for executive remuneration and the remuneration packages of the executive directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board. The Committee, which met on seven occasions in 1999, is chaired by Dudley Fishburn.

               The Risk Management Committee comprises a combination of executive and non-executive directors. The Committee is chaired by Charles Scott. The purpose of the Committee is to assist the directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code. The main duties of the Risk Management Committee are to:

               o Establish a risk-based approach to maintaining a sound system of internal control which is embedded in the business processes of the Group;

               o  Review  regular  reports  from  management,   focusing  on  an
               assessment of the significant risks and the effectiveness of the system of internal control in managing those risks;

               o Undertake an annual assessment of the significant risks facing the Group and the internal controls to manage those risks;

               o Undertake an annual review for the purpose of making its public statement on internal control; and

               o Review and direct the risk management function.

          The first meeting of the Committee took place in January 2000.

          The following table lists, as of June 1, 2000, the Directors' interests in Ordinary Shares, Ordinary Share Options and Equity Participation Rights.


Directors' Interests

                 Beneficially Owned      Ordinary Share     Equity Participation
                   Ordinary Shares         Options                Rights

M. Bungey            55,990                   647,020              890,110
A. D'Angelo             960                   216,854              593,401
J. de Yturbe           -                      260,996              593,401
D. Fishburn            -                          -                   -
T. Levitt            18,796                       -                   -
P. Schoning            -                      132,426              593,401
C. Scott*            85,172                   731,905                 -
I. Smith               -                       35,000              415,382
R. Stomberg            -                         -                    -
J. Tyrrell             -                         -                    -
W. Whitehead            787                   222,426              593,401
_________________

*Includes spouse's interests

Item 11.  Compensation of Directors and Officers.

     In 1999, the aggregate amount of compensation paid or accrued for all directors and executive officers as a group (13 persons) who served during the year, was L4,262,000 ($6,904,440). Such compensation was mainly in the form of salaries and fees and included L126,000 ($204,120) set aside for pension plans.

     The table below reports remuneration by the Company for the year ended December 31, 1999. The compensation for executive directors for 1999 was approved by the Remuneration Committee.


                             Salary         Bonus      As              Long term       Benefits in      Pension        Total
                                                       percentage      Incentive       kind(1)          costs(2)       remuneration
                                                       of salary       plans

                                                               ALL FIGURES SHOWN IN POUND STERLING

                             '000           '000        %              '000            '000             '000           '000

Year  ended  December
31, 1999
-------------------------
Executive Directors
-------------------------
Michael Bungey (CEO)           480           449           94             14              81              56(3)          1080
-------------------------
Arthur D'Angelo                231           168           73              9               7               8              423
-------------------------
Jean de Yturbe                 235            34           14             14              38              23              344
-------------------------
Alex Hamill                    325           182           56              -               -               3              510
-------------------------
Peter Schoning                 269           557          207             28              10               -              864
-------------------------
Charles Scott (Chairman)       200             -            -              -               6              22              228
-------------------------
William Whitehead              340           194           57              9              36               3              582
-------------------------
Non-executive Directors
-------------------------
Dudley Fishburn                 32             -            -              -               -               -               32
-------------------------
Professor Theodore              25             -            -              -               -               -               25
Levitt
-------------------------
Dr Rolf Stomberg                28             -            -              -               -               -               28
-------------------------
James Tyrrell                   33             -            -              -               -               -               33
-------------------------

(1) Benefits in kind typically include company car, pension, medical and life insurance. Mr. Bungey, who is a UK citizen and has been relocated to the US, received an annual travel allowance for flights between the US and the UK for his wife and children.

(2) Mr. Bungey was a member of the Cordiant Group Pension Scheme, a defined benefit scheme, during the year. In addition to the amounts disclosed above, the amount of the increase in pension during the year was L7,407 (1998: L7,055). The total annual accrued pension (including inflation) as at December 31, 1999 was L85,185 (1998: L74,074). The accrued benefit is that which would be paid annually on retirement based on service to the end of the year. The transfer value (net of members' contributions) of the relevant increase in accrued benefit is L117,379 (1998: L106,464). The pension figures quoted last year for Mr. Bungey were incorrect due to an incorrect definition of pensionable salary. During the year, the ambiguity was resolved and the figures quoted above for 1998 and 1999 have been calculated based on the correct definition of pensionable salary.

(3) The amounts for pension costs disclosed in the executive directors' remuneration are based on the cash cost to the employing company of defined contribution schemes.

          The basic salary for each director is determined by taking into account an assessment of the director's experience, responsibility and market value. Salaries are reviewed annually.

          In addition to salary, all senior executives are eligible for an annual performance-related bonus which is non-pensionable. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration varies in line with both corporate and personal performance.

          For the year ended December 31, 1999, the annual bonus paid to each executive director was a percentage of salary based on (i) with respect to Messrs. Bungey and D'Angelo, the performance of CCG; (ii) with respect to Messrs. Hamill, Whitehead and de Yturbe, by reference to a combination of the performance of CCG and the business that each director heads; and (iii) with respect to Mr. Schoning, on the performance of Scholz & Friends.

For all executive directors, only basic salary is pensionable. Their pension arrangements are as follows:

a) Mr. Bungey's period of pension accrual under the Cordiant Group Pension Scheme ceased with effect from December 31, 1999 and he has subsequently, with the consent of the Trustees, taken a transfer value of his benefits under the Scheme into a private pension arrangement. He remains a member of a small self-administered scheme to which the Company contributes 6 percent of his salary plus L15,000 per annum.

b) Mr. D'Angelo is entitled to an annual pension contribution of $7,500 and is also a member of the Bates Advertising USA Inc. 401k plan.

c) Mr. de Yturbe is not a member of any company pension scheme. However, pursuant to French legislation, his salary is subject to state pension scheme contributions, which are included in the table set forth above.

d) Mr. Scott receives a Company contribution equivalent to 10 percent of his salary, which is paid into a personal pension scheme.

e) Mr. Whitehead is a member of the Bates Advertising USA Inc. 401k plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

Service Agreements

          With the exception of Peter Schoning, no executive director has a service agreement containing a notice period exceeding one year.

          Mr. Schoning has a service agreement with CCG in respect of his directorship of the Company which may be terminated at any time on 12 months' notice. His underlying contract with Scholz & Friends includes a notice period of at least one year ending on a financial year end and may not be terminated until December 2002.

          With the exception of Mr. Schoning, if an executive director's service agreement is terminated by the Company within two years of a change of control, the executive is entitled to payment based on up to two years' remuneration.

          The Committee has considered the notice periods and termination arrangements in the light of the Combined Code and believes that it is appropriate for the executive Directors to have service agreements on such terms taking into account their seniority and value to the Company, and the changes undergone by the Company in recent years.

          The arrangements for termination of a senior executive's contract are decided by the Remuneration and Nominations Committee after consultation with the Group's Chief Executive Officer. In some cases the Remuneration and Nominations Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contract. In other cases the Remuneration and Nominations Committee will recommend that the contractual entitlement of the individual be paid in installments following termination.

Non-executive Directors

          The Board of Directors agrees on the remuneration of non-executive Directors for their services as members of the Board and its committees within the limits imposed by the Company's Articles of Association. The Board retains discretion to approve additional payments for special services. The non-executive Directors do not participate in any of the incentive or benefit schemes of the Group.

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

          The Executive Scheme was approved by the Inland Revenue under the terms of the Finance Act 1984 and was intended only for executives resident in the UK. The Performance Scheme was adopted at the Extraordinary General Meeting of Cordiant held on March 16, 1995 and was approved by the Inland Revenue on May 1, 1995. It was intended for executives resident throughout the world. The Shares Schemes expired in April 1994 and March 2000 respectively, although existing options subsisting at the date of expiration remain exercisable in accordance with the Share Schemes' terms.

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

          Options under the SAYE Schemes vest with effect from July 1, 2000. The original options held by employees of Saatchi & Saatchi and The Facilities Group vested during the year.

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

     Awards to Directors under the ownership schemes were valued as follows:

                      Value at                                    Value at
                   December 31, 1998    1999 Cash Payment     December 31, 1999

                                (VALUES SHOWN IN POUND STERLING)

Michael Bungey         42,726               14,245                28,481
Arthur D'Angelo        25,636                8,546                17,090
Jean de Yturbe         42,726               14,242                28,484
Peter Schoning         56,968               28,484                28,484
Ian Smith              20,443               10,222                10,221
William Whitehead      25,636                8,546                17,090


No awards were made under the schemes during 1999.

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

          In March 1999, a further award was made under the scheme over a maximum of 80,029 shares. At December 31, 1999, there were 52 participants with awards over a maximum of 11,114,749 shares.

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

          For participants who are Directors of the Company, only one half of their awards will vest based on EPS Performance. The other half of their awards will vest based on the total shareholder return ("TSR") of CCG over a 42-month period ("TSR Performance") relative to the TSR of a group of major publicly traded advertising groups (the "Comparator Group") over the same period. Initially the Comparator Group consisted of the following 10 groups: CCG, GGT Group, Grey Advertising, Havas Advertising, Omnicom Group, Publicis, Saatchi & Saatchi, The Interpublic Group of Companies, True North Communications and WPP Group.

          The percentage of the award that vests will be determined by reference to the ranking attained by CCG as follows:

                                                    Percentage of award
                                                         that vests
Ranking                                                     (%)

1st or 2nd..................................................100
3rd.........................................................75
4th.........................................................50
5th.........................................................25
6th.........................................................18.75
7th.........................................................12.5
8th.........................................................9.375
9th.........................................................3.125
10th........................................................nil

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

(vi)  Takeover

          In the event of a takeover of the Company prior to the announcement of the CCG Group's results for its financial year ending in 2000 (the "2000 results"), a participant who received an award prior to the announcement of CCG's results for its financial year ending in 1998 (the "1998 results") is entitled to acquire the number of Ordinary Shares determined in accordance with the following provisions:

          (a) If a takeover had occurred after the date of the award but before the announcement of CCG's results for its financial year ended in 1998 (the "1998 results"), the participant would have acquired one third of the maximum possible number of Ordinary Shares;

          (b) If a takeover had occurred after the announcement of the 1998 results but before the announcement of CCG's results for its financial year ended in 1999 (the "1999 results"), the participant would have acquired:

               (i) one third of the maximum possible number of Ordinary Shares; plus

               (ii) one third of the number of Ordinary  Shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) for CCG's 1998 financial year had been achieved over the full three years of the performance measurement period; and

          (c) if a takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the participant may acquire:

               (i) one third of the maximum possible number of Ordinary Shares; plus

               (ii) two  thirds of the  number of CCG  Shares  which  would have vested if the EPS Performance (and, if appropriate, TSR Performance) over CCG's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

          Equivalent provisions apply for participants who receive an award after the announcement of the 1998 results.

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

          A participant who was granted an award prior to the announcement of the 1998 results would have been able immediately following such determination to acquire:

          (a) one third of the number of Ordinary Shares so determined, if cessation had occurred on or before the announcement of the 1998 results;

          (b) two thirds of the number of Ordinary Shares so determined, if cessation had occurred after the announcement of the 1998 results but on or before the announcement of the 1999 results; and

will be entitled to receive all of the Ordinary Shares so determined, if cessation occurs after the announcement of the 1999 results.

          Equivalent provisions apply for participants who receive an award after the announcement of the 1998 results.

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

          (d) the terms of the awards or the Ordinary Shares received pursuant to them; or

          (e)  the variation of share capital rule

to the advantage of participants without the prior approval of the shareholders in a general meeting (except for minor amendments to benefit the administration of the Equity Participation Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for CCG or for subsidiaries of CCG).

          No amendment to the limits mentioned above may be made without prior approval of the shareholders. No amendment may be made which adversely affects a participant's rights under an award made prior to the date of such amendment without the participant's consent.

(xi)  Pension

          The benefits received under the Equity Participation Plan are not pensionable.

(xii) Termination

          The Trustee will invite no further participation in the Equity Participation Plan after December 15, 2000 and the Board may terminate it at any time, but the rights of existing participants will not be affected thereby.

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

          Two new awards were made under the scheme during the year whereby a total of 56 employees were invited to participate in the scheme. Options over 2,126,902 shares were issued subject to salary or bonus sacrifices amounting to L319,971. At December 31, 1999, there were 118 participants holding options over 9,126,998 shares.

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

(vii) Takeover

          In the event of a takeover of the Company prior to the announcement of CCG's 2000 results, an option holder who was granted an option prior to the announcement of CCG's 1998 results is entitled to exercise his option in accordance with the following provisions:

          (a) if a takeover had occurred after the date of the award but before the announcement of the 1998 results, the option holder would have been able to exercise his option in respect of one third of the number of Ordinary shares under option;

          (b) if a takeover had occurred after the announcement of the 1998 results but before the announcement of the 1999 results, the option holder would have been able to exercise his option in respect of:

               (i)  one third of the number of  Ordinary  Shares  under  option;
                    plus

               (ii) one third of the  number of  Ordinary  Shares in  respect of which he could have exercised his option if the EPS Performance for the CCG Group's 1998 financial year had been achieved over the full three years of the performance measurement period; and

          (c) if a takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the option holder may exercise his option in respect of:

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

          Equivalent provisions apply for option holders granted options after the announcement of the 1998 results.

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

          An option  holder who was granted an option prior to the  announcement
of  the  1998  results  would  have  been  able   immediately   following   such
determination to exercise his option in respect of:

          (a) one third of the number of Ordinary Shares so determined, if cessation had occurred on or before the announcement of the 1998 results;

          (b) two thirds of the number of Ordinary Shares so determined, if cessation had occurred after the announcement of the 1998 results but on or before the announcement of the 1999 results; and

will be able to exercise all of the Ordinary Shares so determined, if cessation occurs after the announcement of the 1999 results.

          Equivalent provisions apply for option holders granted options after the announcement of the 1998 results.

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

(xi)  Amendments to the Performance Option Scheme

          The Board of Directors has the power to administer, interpret and, with the approval of the Trustee, amend the Performance Option Scheme. No amendment may be made to provisions relating to:

          (a)  the eligibility conditions;

          (b)  the limit rules;

          (c)  the variation of share capital rule;

          (d) the rules governing the terms of the options or shares to be received by option holders; or

          (e) the rules governing the calculation of the option holder's entitlements under the Performance Option Scheme to the advantage of option holders without the prior approval of shareholders in a general meeting (except for minor amendments to benefit the administration of the Performance Option Scheme or to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders, the Company or subsidiaries of CCG).

          No amendment may be made which adversely affects an option holder's rights under options granted to him prior to the date of such amendment without his consent.

(xii) Pension

          The benefits received under the Performance Option Scheme are not pensionable.

(xiii) Termination

          The Trustee will grant no further options under the Performance Option Scheme after December 15, 2000 and the Board of Directors may terminate it at any time, but the rights of existing option holders will not be affected thereby.

(c)   The Cordiant Communications Group Employee Benefit Trust (the "Trust")

          The Trust was established prior to the Effective Date. The principal terms of the Trust are as set out below.

         (i) The Trust is a discretionary employee benefit trust of which all employees of CCG will be potential beneficiaries.

         (ii) The trustee of the Trust (the "Trustee") is a corporate trustee. Executive Directors of the Company will not be directors of, nor have a direct or indirect interest in, the Trustee.

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

(d)  The Zenith Executive Incentive Plan (the "Zenith Incentive Plan")

          The Zenith Incentive Plan was established to enable participants to acquire Ordinary Shares and Saatchi Ordinary Shares through the exercise of options and/or in certain circumstances to be paid a cash bonus. The principal terms of the Zenith Incentive Plan are set forth below.

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

          A participant's maximum entitlement will be reduced proportionately if, one month after the end of the third year of the performance period, the FTSE 100 Index is lower than on the date the award was made. A participant's actual entitlement will be determined by measuring the growth in operating profit (as defined in the rules of the Zenith Incentive Plan) over a three year period, with the base year being the year ending December 31, 1997 for the initial award ("Operating Profit Performance") as follows:

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

          During the year, two new invitations were made to participants in the scheme resulting in options over a maximum of 61,646 Ordinary Shares.

          The following chart shows as of June 1, 2000 the total number of Ordinary Shares subject to outstanding options, the purchase price of the Ordinary Shares pursuant to the options and the expiration date of the options:

                                                                         Exercisable
                                                   Grant     --------------------------------        Option       Number
                    Scheme                         Date      Currently      From          To         Price       of Shares
--------------------------------------------------------------------------------------------------------------------------

Executive No. 2 Scheme                            18-Jun-91     Yes       18-Jun-94    18-Jun-01     134.828       142,973
Executive No. 2 Scheme                            06-Sep-91     Yes       06-Sep-94    06-Sep-01     134.828        19,209
Executive No. 2 Scheme                            10-Apr-92     Yes       10-Apr-97    10-Apr-02     107.498*      112,204
Demerger No. 2 Scheme                             18-Jun-91     Yes       18-Jun-94    18-Jun-01     134.828       343,248
Demerger No. 2 Scheme                             10-Apr-92     Yes       10-Apr-95    10-Apr-02     107.498        78,895
Demerger No. 2 Scheme                             10-Apr-92     Yes       10-Apr-97    10-Apr-02     107.498*        6,174
Performance Option Scheme                         03-May-95     Yes       03-May-98    03-May-05      73.113       257,775
Performance Option Scheme                         11-Aug-95     Yes       11-Aug-98    11-Aug-05      94.892       257,774
Performance Option Scheme                         19-Apr-96     Yes       19-Apr-99    19-Apr-06     130.000       365,000
Performance Option Scheme                         19-Apr-96      No       19-Apr-01    19-Apr-03     130.000*      515,000
Performance Option Scheme                         23-Apr-97     Yes       23-Apr-00    23-Apr-07     131.500       697,500
Performance Option Scheme                         23-Apr-97      No       23-Apr-02    23-Apr-07     131.500*      667,500
Demerger Performance Scheme                       03-May-95     Yes       03-May-98    16-Dec-04      73.113        41,462
Demerger Performance Scheme                       03-May-95      No       03-May-00    03-May-02      73.113*      109,926
Demerger Performance Scheme                       11-Aug-95     Yes       11-Aug-98    16-Dec-04      94.892        41,463
Demerger Performance Scheme                       19-Apr-96     Yes       19-Apr-99    16-Dec-04     130.000        98,750
Demerger Performance Scheme                       19-Apr-96      No       19-Apr-01    19-Apr-03     130.000*      248,750
Demerger Performance Scheme                       23-Apr-97     Yes       23-Apr-00    16-Dec-04     131.500       188,750
Demerger Performance Scheme                       23-Apr-97      No       23-Apr-02    16-Dec-04     131.500*      186,250
1995 SAYE Scheme                                  30-Jun-95      No       01-Jul-00    31-Dec-00      64.5p        840,012
Performance Share Option Scheme (PSOS)            18-Dec-97      No       18-Dec-00    18-Dec-04     105.000     5,772,791
Performance Share Option Scheme (PSOS)            14-May-98      No       14-May-01    14-May-05     123.500     1,051,963
Performance Share Option Scheme (PSOS)            11-Mar-99      No       11-Mar-02    11-Mar-06     164.500     1,682,641
Performance Share Option Scheme (PSOS)            11-Aug-99      No       11-Aug-02    11-Aug-06     176.500       155,805
Performance Share Option Scheme (PSOS)            09-Mar-00      No       09-Mar-03    09-Mar-07     358.500     1,330,497
Equity Participation Plan                         18-Dec-97      No       18-Dec-00    18-Dec-04     105.000    10,757,802
Equity Participation Plan                         11-Mar-99      No       11-Mar-02    11-Mar-06     105.000        80,029
Zenith Executive Incentive Plan                   16-Dec-97      No       31-Dec-00    31-Dec-04     109.000     1,047,984
Zenith Executive Incentive Plan                   13-Apr-99      No       13-Apr-01    13-Apr-05     160.500        61,646
Healthworld 1997 Stock Option Plan                21-Nov-97     Yes       02-Mar-00    21-Nov-04     129.000       373,131
Healthworld 1997 Stock Option Plan                21-Nov-97     Yes       02-Mar-00    21-Nov-07     130.000       811,861
Healthworld 1997 Stock Option Plan                21-Nov-97     Yes       02-Mar-00    21-Nov-07     143.000       108,305
Healthworld 1997 Stock Option Plan                26-Feb-98     Yes       02-Mar-00    26-Feb-05     216.000       325,667
Healthworld 1997 Stock Option Plan                26-Feb-98     Yes       02-Mar-00    26-Feb-08     217.000        73,626
Healthworld 1997 Stock Option Plan                26-Feb-98     Yes       02-Mar-00    26-Feb-03     238.000        31,503
Healthworld 1997 Stock Option Plan                26-Feb-98     Yes       02-Mar-00    26-Feb-03     239.000        11,809
Healthworld 1997 Stock Option Plan                23-Jul-98     Yes       02-Mar-00    23-Jul-08     218.000       162,457
Healthworld 1997 Stock Option Plan                24-Jul-98     Yes       02-Mar-00    24-Jul-05     216.000        75,802
Healthworld 1997 Stock Option Plan                23-Sep-98     Yes       02-Mar-00    23-Sep-05     174.000       108,305
Healthworld 1997 Stock Option Plan                15-Dec-98     Yes       02-Mar-00    15-Dec-08     155.000        78,224
Healthworld 1997 Stock Option Plan                15-Dec-98     Yes       02-Mar-00    15-Dec-08     156.000       300,114
Healthworld 1997 Stock Option Plan                19-Jan-99     Yes       02-Mar-00    19-Jan-06     198.000        10,830
Healthworld 1997 Stock Option Plan                26-Feb-99     Yes       02-Mar-00    26-Feb-06     209.000       182,644
Healthworld 1997 Stock Option Plan                19-Apr-99     Yes       02-Mar-00    19-Apr-06     173.000         8,664
Healthworld 1997 Stock Option Plan                27-May-99     Yes       02-Mar-00    27-May-09     189.000        10,829
Healthworld 1997 Stock Option Plan                26-Jul-99     Yes       02-Mar-00    26-Jul-09     167.000       216,609
Healthworld 1997 Stock Option Plan                03-Aug-99     Yes       02-Mar-00    03-Aug-09     180.000       119,132
Healthworld 1997 Stock Option Plan                15-Oct-99     Yes       02-Mar-00    15-Oct-06     213.000        17,328
Healthworld 1997 Stock Option Plan                08-Nov-99      No       08-Apr-01    08-Nov-09     252.000       866,440
                                                                                                                ----------
TOTAL OPTIONS                                                                                                   31,053,053
                                                                                                                ----------

     Options marked * are super options as defined on page 49. In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

          Changes in the number of Ordinary Shares issuable under options outstanding under the Share Schemes, the Demerger Schemes, the Equity Participation Plan, the Performance Option Scheme, the Zenith Scheme and Sharesave 1995 during the financial year are as follows:

                                 Executive Schemes                 Sharesave
                                  Ordinary Shares               Ordinary Shares

Balance at beginning of year        26,136,926                      1,291,543
Options exercised                   (1,641,720)                       (24,695)
Options granted                      2,268,577                            -
Option lapsed                         (949,564)                      (186,592)
                                  ----------------               --------------
At year end                         25,814,219                      1,080,256
                                  ================               ==============


          As of June 1, 2000, the number of Ordinary Shares subject to options, excluding phantom options, granted to the Directors and executive officers of the Company was 2,375,350.

          The table below describes the various share options awarded to the Directors of the Company as of June 1, 2000.

                       Executive Directors' Share Options

              Original Date       Exercise        Number of            Exercise
                 of Grant           Price           shares              Period
M Bungey        03/05/1995           73             67,498         May 98-May 05
                11/08/1995           95             67,497         Aug 98-Aug 05
                18/06/1991          135            137,211         Jun 94-Jun 01
                10/04/1992          107             74,814         Apr 97-Apr 02
                19/04/1996          130            150,000         Apr 01-Apr 03
                23/04/1997          131             75,000         Apr 02-Apr 04
                23/04/1997          131             75,000         Apr 00-Apr 07

A D'Angelo      03/05/1995           73             33,427         May 98-May 05
                11/08/1995           95             33,427         Aug 98-Aug 05
                19/04/1996          130             37,500         Apr 99-Apr 06
                19/04/1996          130             37,500         Apr 01-Apr 03
                23/04/1997          131             37,500         Apr 02-Apr 04
                23/04/1997          131             37,500         Apr 00-Apr 07

J de Yturbe     03/05/1995           73             40,498         May 98-May 05
                11/08/1995           95             40,498         Aug 98-Aug 05
                19/04/1996          130             45,000         Apr 99-Apr 06
                19/04/1996          130             45,000         Apr 01-Apr 03
                23/04/1997          131             45,000         Apr 02-Apr 04
                23/04/1997          131             45,000         Apr 00-Apr 07

P Schoening     03/05/1995           73             21,213         May 98-May 05
                11/08/1995           95             21,213         Aug 98-Aug 05
                19/04/1996          130             17,500         Apr 99-Apr 06
                19/04/1996          130             17,500         Apr 01-Apr 03
                23/04/1997          131             27,500         Apr 02-Apr 04
                23/04/1997          131             27,500         Apr 00-Apr 07

C Scott         03/05/1995           73            109,926         May 00-May 02
                10/04/1992          107             68,605         Apr 95-Apr 02
                10/04/1992          107             10,290         Apr 95-Apr 02
                19/04/1996          130            150,000         Apr 01-Apr 03
                23/04/1997          131             75,000         Apr 00-Dec 04
                23/04/1997          131             75,000         Apr 02-Dec 04
                18/06/1991          135            222,502         Jun 94-Jun 01
                18/06/1991          135             20,582         Jun 94-Jun 01

I Smith         23/04/1997          131             17,500         Apr 02-Apr 04
                23/04/1997          131             17,500         Apr 00-Apr 07

W Whitehead     03/05/1995           73             21,213         May 98-May 05
                11/08/1995           95             21,213         Aug 98-Aug 05
                19/04/1996          130             45,000         Apr 99-Apr 06
                19/04/1996          130             45,000         Apr 01-Apr 03
                23/04/1997          131             45,000         Apr 02-Apr 04
                23/04/1997          131             45,000         Apr 00-Apr 07

During 1999, the Ordinary Shares traded on the London Stock Exchange at a high of 301.5p, a low of 107p and closed at 293p on December 31, 1999.

During the year, Arthur D'Angelo exercised options over 50,082 shares, Alex Hamill exercised options over 54,884 shares and William Whitehead exercised options over 13,721 shares, all at an option price of 107p.

Other than as disclosed above, no options were granted to, or exercised by, serving directors during the year, and no options lapsed during the year in respect of such directors.


Item 13.  Interest of Management in Certain Contracts.

          None.


                                     PART II

Item 14.  Description of Securities to be Registered.

          Not Applicable.


                                    PART III

Item 15.  Defaults Upon Senior Securities.

          None.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

          None.


                                     PART IV

Item 17.  Financial Statements.

          The Company has elected to provide financial statements for 1999 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

          The Company's financial statements and the report thereon by its Independent Auditor listed below and set forth on pages F-1 to F-50 herein are hereby incorporated by reference into this Item 18.

     (a)  Independent Auditor's Report dated March 7, 2000.

     (b) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1999 and 1998.

     (c) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1999, 1998 and 1997.

     (d)  Notes to consolidated financial statements.


Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

          (1) Consolidated balance sheets of the Company and subsidiaries as at December 31, 1999 and 1998. (Page F-5)

          (2) Consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1999, 1998 and 1997. (Page F-2, F-3, F-4, F-6, F-7,
               F-8)

          (3)  Notes to consolidated financial statements. (Pages F-9 to F-51)

     (b)  Exhibits

          1.1  Consent of Independent Auditor.

          2.1 Loan Agreement for Facilities of up to $250,000,000 to Cordiant Communications Group plc and others, arranged by The Bank of New York and HSBC Investment Bank plc, dated November 8, 1999, as amended February 15, 2000.

          2.2 Agreement and Plan of Merger dated as of November 9, 1999, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to
               Exhibit 2(a) to the Company's Registration Statement on Form F-4 (File No. 333-96241).)

          2.3 Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(b) to the Company's Registration Statement on Form F-4 (File No. 333.-96241).)

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

                                               CORDIANT COMMUNICATIONS GROUP PLC


                                                 By:/s/ David F. Ham
                                                    ---------------------------
                                                    NAME:  David F. Ham
                                                    TITLE: Group Controller


Date:  June 5, 2000




________________________

           CORDIANT COMMUNICATIONS GROUP AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of Cordiant Communications Group plc:

We have audited the accompanying balance sheets of Cordiant Communications Group plc and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' deficiency and other share capital, total recognized gains and losses and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which are substantially equivalent to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has adopted Financial Reporting Standard 12 "Provisions, Contingent Liabilities and Contingent Assets". As a result the Company has restated its results of operations for the years ended December 31, 1997 and 1998 and shareholders' deficiency at December 31, 1998.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordiant Communications Group plc and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1999 and shareholders' deficiency at December 31, 1999 and 1998 to the extent summarized in note 37 to the consolidated financial statements. As more fuly described in note 37(a), the reported amounts of net profit for each of the years in the two year period ended December 31, 1998 and shareholders' funds at December 31, 1998 under generally accepted accounting principles in the United States of America have been restated for certain accounting errors. As also described in note 37(a), the Company changed its accounting policy for property provisions under generally accepted accounting principles in the United States of America.





                                                    /s/ KPMG AUDIT PLC
                                                    ---------------------------
London, England                                     CHARTERED ACCOUNTANTS
March 7, 2000                                       REGISTERED AUDITOR

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               Year ended
                                                           December 31, 1999
                                             Notes      (Sterling Pound) million
                                           ---------      ----------------------
Group and share of joint ventures                                2,070.9
Less: share of joint ventures                                     (393.0)
                                                          ----------------------
Group Turnover                                                   1,677.9
                                                          ======================
Group and share of joint ventures                                  351.3
Less: share of joint ventures                                      (15.5)
                                                          ----------------------
Commission and fee income                                          335.8
Operating and administration expenses          3                  (291.9)
Depreciation                                                       (10.4)
                                                          ----------------------
Operating profit                                                    33.5
Share of operating profits:
Joint venture                                                        2.9
Associated undertakings                                              2.0
                                                           ---------------------
Profit before interest and taxation                                 38.4
--------------------------------------------------------------------------------
Net interest payable and
  similar charges - other                      8                    (3.8)
Write-off of bank fees                                              (1.0)
Provisions - imputed interest                                       (1.3)
--------------------------------------------------------------------------------
Total net interest payable and similar charges                      (6.1)
                                                           ---------------------
Profit before taxation                                              32.3
Taxation                                       9                   (10.6)
                                                           ---------------------
Profit after taxation                                               21.7
Minority interests                                                  (3.1)
                                                           ---------------------
Net profit                                                          18.6
Dividend proposed on equity shares                                  (5.1)
                                                           ---------------------
Profit retained for year                                            13.5
                                                           =====================
Net earnings per Ordinary Share
- Basic                                       10                     8.2p
- Diluted                                     10                     7.8p

There is no difference between the total reported results in the financial year and that on an historical cost basis.

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year ended
                                                               December 31,
                                                              1998 Restated
                                              Notes          (pound) million
                                           -------------     ---------------
Group and share of joint ventures                                1,847.4
Less: share of joint ventures                                     (281.8)
                                                             ---------------
Group Turnover                                                   1,565.6
                                                             ===============
Group and share of joint ventures                                  316.0
Less: share of joint ventures                                      (14.2)
                                                              --------------
Commission and fee income                                          301.8
Operating and administration expenses         3                   (266.1)
Depreciation                                                        (9.7)
                                                              --------------
Operating profit                                                    26.0
Share of operating profits:
Joint venture                                                        1.4
Associated undertakings                                              1.2
                                                              --------------
Profit before interest and taxation                                 28.6
-------------------------------------------------------------------------------
Net interest payable and
  similar charges - other                     8                     (2.7)
Provisions - imputed interest                                       (1.2)
--------------------------------------------------------------------------------
Total net interest payable
  and similar charges                                                (3.9)
                                                              --------------
Profit before taxation                                               24.7
Taxation                                      9                      (9.2)
                                                              --------------
Profit after taxation                                                15.5
Minority interests                                                   (1.7)
                                                              --------------
Net profit                                                           13.8
Dividend proposed on equity shares                                   (3.1)
                                                              --------------
Profit retained for year                                             10.7
                                                              ==============
Net earnings per  Ordinary Share
-  Basic                                     10                       6.2p
-  Diluted                                   10                       6.2p

               There is no difference between the total reported results in the financial year and that on an historical cost basis.

        See accompanying notes to the consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Year ended December 31, 1997
                                                                 ----------------------------------------------------
                                                                     Ongoing          Disposed
                                                                   operations        operations           Total
                                                                    Restated          Restated          Restated
                                                      Notes         (pound)m          (pound)m          (pound)m
                                                    --------      ------------      ------------       -----------
Turnover                                                              1,576.1          2,630.1          4,206.2
                                                                  ============      ============       ===========
Commission and fee income                                               308.2            427.9            736.1
Operating and administration expenses                   3              (276.2)          (378.1)          (654.3)
Depreciation                                                             (9.6)           (16.6)           (26.2)
                                                                  ------------      ------------       -----------
Operating profit                                                         22.4             33.2             55.6
Profit on disposal of businesses                        2                16.5              4.3             20.8
Fundamental reorganization - demerger                   6              (970.6)           937.6            (33.0)
                                                                  ------------      ------------       -----------
Profit (loss) before interest and taxation                             (931.7)           975.1             43.4
------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                8                 3.5            (12.3)            (8.8)
Provisions - imputed interest                                            (0.9)            (3.8)            (4.7)
------------------------------------------------------------------------------------------------------------------
Total net interest payable and similar charges                            2.4            (16.1)           (13.5)
                                                                  ------------      ------------        -----------
Profit (loss) before taxation                                          (929.1)           959.0             29.9
Taxation                                                9                (8.1)            (9.4)           (17.5)
                                                                  ------------      ------------        -----------
Profit (loss) after taxation                                           (937.2)           949.6             12.2
Minority interests                                                       (1.8)            (0.2)            (2.0)
                                                                  ------------      ------------        -----------
Net profit (loss)                                                      (939.0)           949.4             10.2
                                                                  ==============================
Dividend proposed on equity shares                                                                         (2.7)
Dividend on demerger                                                                                      120.7
                                                                                                        -----------
Profit retained for year                                                                                  128.2
                                                                                                        ===========
Net earnings per Cordiant Ordinary Share
   - Basic                                             10                                                   2.3p
   - Diluted                                           10                                                   2.3p

To assist in the understanding of the Group the Company has classified the results of CCG into ongoing and disposed operations.

There is no difference between the total reported results in the financial year and that on an historical cost basis.

See accompanying notes to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                               1998
                                                                                         1999        Restated
                                                                       Notes           (pound)m      (pound)m
                                                                  --------------------------------------------
ASSETS

Current assets:
   Cash and short-term deposits                                                          80.0          62.3
   Short-Term Investments                                               11                7.5           1.5
   Accounts and other receivables, prepayments and accrued income       12/13           336.0         246.3
   Billable production                                                  13               20.7          15.4
                                                                                 -------------------------------
     Total current assets                                                               444.2         325.5
                                                                                 -------------------------------
Long-Term Investments                                                   14               12.4           4.0
Long-term receivables:
   Accounts and other receivables, prepayments and accrued income       12               20.1          18.3
Property and equipment, net                                             15               33.7          22.7
Goodwill                                                                                 79.2          16.2
                                                                                 -------------------------------
     Total assets                                                                       589.6         386.7
                                                                                 ===============================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
   Bank loans, overdrafts and other loans                               16                7.5          21.7
   Accounts payable, other liabilities and accrued expenses             17              417.3         268.0
   Taxation and social security                                         22               25.6          24.0
                                                                                 -------------------------------
     Total current liabilities                                                          450.4         313.7
                                                                                 -------------------------------

Long-term liabilities:
   Accounts payable, other liabilities and accrued expenses             17               24.6          13.5
   Provision for joint venture deficit                                  18               14.4          14.7
   Property, pension and other provisions                               18               40.6          43.6
   Long-term debt                                                       19               75.8          36.4
   Deferred taxation                                                    21                1.2           2.2
   Taxation                                                             22               22.8          23.9
   Minority interests                                                                     5.6           2.6
                                                                                 -------------------------------
     Total long-term liabilities                                                        185.0         136.9
                                                                                 -------------------------------

     Total liabilities                                                                  635.4         450.6
                                                                                 -------------------------------
Shareholders' deficiency:
   Share capital
     Allotted, called up and fully paid:
       228,782,839 Ordinary Shares of 50p each (1998:
           225,461,044 Ordinary Shares of 50p each)                     23              114.4         112.7
   Share premium                                                                          3.2           2.3
   Merger reserve                                                                         3.4           -
   Shares to be issued                                                                    1.4           1.3
   Special reserve                                                                       25.7          25.7
   Accumulated deficit                                                                 (193.9)       (205.9)
                                                                                 -------------------------------
     Shareholders' deficiency                                                           (45.8)        (63.9)
                                                                                 -------------------------------
Total liabilities and shareholders' deficiency                                          589.6         386.7
                                                                                 ===============================
See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL

                                                        Years ended December 31, 1999, 1998 and 1997

                                          Premiums
                                          in Excess            Shares   Capital                            Accumulated    Total
                                  Share    of Par    *Merger   to be    Redemption  **Special   Goodwill    Earnings   Shareholders'
                                 Capital   Value     reserve   Issued   Reserve      Reserves   Reserves    (Deficit)   Deficiency

                                                                        (ALL VALUES GIVEN IN POUND STERLING)
                               -----------------------------------------------------------------------------------------------------

At January 1, 1997 - as
   previously stated              230.1     137.3       -        -        86.5           -      (235.6)      (433.6)       (215.3)
Prior year adjustment -
   see note 1                       -         -         -        -          -            -         -           27.6          27.6
                               -----------------------------------------------------------------------------------------------------
At December 31, 1998 -
   as restated                    230.1     137.3       -        -        86.5           -      (235.6)      (406.0)       (187.7)
Issues of Ordinary Shares
   net of expenses                  0.1        -        -        -          -            -         -            -             0.1
Net goodwill arising in year        -          -        -        -          -            -        (1.7)         -            (1.7)
Elimination of goodwill
   reserves on demerger             -          -        -        -          -            -       124.1       (124.1)           -
Profit retained for the year        -          -        -        -          -            -         -          128.2         128.2
Translation adjustment              -          -        -        -          -            -         -          (15.8)        (15.8)
Reduction of capital              (119.2)  (137.3)      -        -       (86.5)        25.7        -          317.3            -
                               -----------------------------------------------------------------------------------------------------

At December 31, 1997               111.0       -        -        -         -           25.7     (113.2)      (100.4)        (76.9)
Issues of Ordinary Shares
   net of expenses                   1.7      2.3       -        -         -             -         -            -             4.0
Transfer of Goodwill reserve        -          -        -        -         -             -       113.2       (113.2)           -
Option payments for employee
   share scheme                     -          -        -       1.3        -             -         -            -             1.3
Goodwill arising on
   acquisitions made in
   previous periods                 -          -        -        -         -             -         -           (2.2)         (2.2)
Profit retained for
   the period                       -          -        -        -         -             -         -           10.7          10.7
Reversal of imputed employee
   share scheme cost                -          -        -        -         -             -         -            0.9           0.9
Translation adjustment              -          -        -        -         -             -         -           (1.7)         (1.7)
                               -----------------------------------------------------------------------------------------------------

At December 31, 1998               112.7      2.3        -       1.3       -           25.7        -         (205.9)        (63.9)
Issues of Ordinary Shares
   net of expenses                   1.7      0.9       3.4       -        -            -          -            -             6.0
Option payments for employee
   share scheme                       -        -         -       0.1       -            -          -            -             0.1
Goodwill arising on
   acquisitions made
   in previous periods                -        -         -        -        -            -          -           (3.1)         (3.1)
Profit retained for the period        -        -         -        -        -            -          -           13.5          13.5
Reversal of imputed employee
   share scheme cost                  -        -         -        -        -            -          -            0.9           0.9
Translation adjustment                -        -         -        -        -            -          -           (1.0)         (1.0)
                               -----------------------------------------------------------------------------------------------------

At December 31, 1999               114.4      3.2       3.4      1.4       -           25.7        -         (193.9)        (45.8)
                               =====================================================================================================


As at December 31, 1999, the Accumulated  Deficit included  cumulative  exchange
translation   losses  of  (pound)29.7   million  (1998:   (pound)28.7   million;
1997:(pound)27.0 million). There is no tax effect of these movements.

* The creation of the merger reserve arose following the acquisition, by issue of the Company's shares, of the Group's 100% interest in Interactive Edge LLLC in the United States. Where equity shares are issued at a premium in excess of par vlaue in consideration for such an acquisition, there is relief from the requirement to credit the premium to "Premiums in Excess of Par Value".

** Relates to the reduction of capital which took place as part of the demerger in 1997. The reserve is non-distributable other than for the purposes of paying up shares in a bonus issue of fully paid shares.

See accompanying notes to the consolidated financial statements.

        CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                            Year ended December 31,
                                   -------------------------------------
                                                      1998         1997
                                         1999       Restated     Restated

                                    ALL VALUES GIVEN IN STERLING POUND (m)

                                      ------------ ------------ -----------
Profit for the financial year            18.6         13.8         10.2
Translation adjustment                   (1.0)        (1.7)       (15.8)
                                     ------------ ------------ -----------
Total recognized gains and
  losses relating to the
  financial year                         17.6         12.1         (5.6)
                                     ============ ============ ===========


See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                               Year ended December 31,
                                         ---------------------------------------
                                  Notes       1999           1998        1997
                                             ALL VALUES IN POUND STERLING (m)
                                         -------------- ------------- ----------
Ongoing operations                          50.0           19.8           5.6
Disposed operations                          -              -            56.1
                                         -------------- ------------- ----------

Net cash inflow from
  operating activities              27      50.0           19.8          61.7
                                         -------------- ------------- ----------

Net cash outflow arising
  from external Demerger costs               -             (8.2)        (13.8)

Returns on investments
  and servicing of finance

Interest received                            1.5            1.9           5.3
Interest paid                               (5.7)          (3.8)        (13.6)
Interest element of finance
  lease rental payments                     (0.1)          (0.1)         (0.1)
Bank fees                                   (1.7)          (0.4)         (1.9)
Dividends paid to minorities                (1.0)          (2.5)         (2.0)
                                         -------------- ------------- ----------

Net cash outflow from returns
  on investments and servicing
  of finance                                (7.0)          (4.9)        (12.3)
                                         -------------- ------------- ----------
Taxation
UK corporation tax paid                     (0.3)          (0.7)          -
Overseas tax  paid                          (6.4)          (7.6)        (15.1)
                                         -------------- ------------- ----------
Tax paid                                    (6.7)          (8.3)        (15.1)
                                         -------------- ------------- ----------

Capital expenditure and
  financial investment

Purchase of tangible fixed assets          (19.4)          (8.7)        (25.8)
Sale of tangible fixed assets                1.1            1.2           2.6
Purchase of other fixed asset
  investments                               (0.5)           -            (0.5)
Sale of other fixed asset
  investments                                0.2            0.1           1.2
                                         -------------- ------------- ----------

Net cash outflow from capital
  expenditure and financial
  investment                               (18.6)          (7.4)        (22.5)
                                         -------------- ------------- ----------
Acquisitions and disposals
Purchase of subsidiary undertakings        (23.6)          (7.5)         (9.3)
Purchase of associated undertakings         (2.4)          (0.2)           -
Cash acquired with subsidiaries              3.8            0.7           0.6
Sale of subsidiary undertakings              -              -            41.6
Cash in businesses sold                      -             (0.4)         (1.1)
Cash in businesses demerged                  -              -           (43.4)
                                         -------------- ------------- ----------
Net cash outflow from acquisitions
  and disposals                            (22.2)          (7.4)        (11.6)
                                         -------------- ------------- ----------
Dividends from associated
  undertakings                               0.8            0.2           -
Dividends from joint ventures                0.9            -             -
Equity dividends paid                       (3.2)          (2.7)         (4.4)
                                         -------------- ------------- ----------

Total net cash outflow before
  financing                                 (6.0)         (18.9)        (18.0)
                                         ============== ============= ==========

Financing activities
Issues of Ordinary Share capital             1.9            0.5           0.1
Net borrowings (loan repayments)            43.7            8.6          17.3
Capital element of finance
  lease rental payments                     (0.1)          (0.2)         (0.3)
                                         -------------- ------------- ----------
Net cash inflow from financing              45.5            8.9          17.1
                                         -------------- ------------- ----------

Increase/(decrease) in cash                 39.5          (10.0)         (0.9)
                                         ============== ============= ==========

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

BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements, except for the adoption of the following new accounting standards FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", FRS 13
"Derivatives and other Financial Instruments", and FRS 15 "Tangible Fixed Assets". FRS 16 "Current Tax" will be adopted for the financial statements for the year ended December 31, 2000.

CONSOLIDATION

The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to December 31, 1999. All material intragroup transactions and balances have been eliminated on consolidation.

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

Purchased goodwill arising from acquisitions on and after January 1, 1998 has been capitalized as an intangible fixed asset. The directors are of the opinion that the intangible fixed assets of the Group have an indefinite economic life and as such the goodwill related to acquisitions to date, is not amortized, but is subject to annual review for impairment. This is due to the durability of the Group's brand names, their ability to sustain long-term profitability and CCG's commitment to develop and enhance their value. The acquisitions of the Group are intended to enhance the long-term value of the Group's networks. The individual circumstances of each subsequent acquisition the Group makes will be assessed to determine the appropriate treatment of any related goodwill.

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

Freehold and long leasehold properties:        50 years
Short leasehold properties with terms
  of less than 50 years:                       Period of lease
Furniture and equipment:                       Between 4 and 10 years
Motor vehicles:                                4 years

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

PROPERTY PROVISIONS

The Group has adopted FRS 12 "Provisions, Contingent Liabilities and Contingent Assets". In accordance with this standard, the Group's property provisions are discounted to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income) where the space is vacant or currently not planned to be used for ongoing operations. In order to comply with FRS 12 in its primary set of accounts, prepared under UK GAAP, a prior year adjustment was made in accordance with FRS 3 "Reporting Financial Performance". The impact of the prior year adjustment is to restate the results of prior years to those which would have arisen if the new standard has applied in those years. The recognition of this change on the brought forward provision has been treated as a restatement of opening reserves as at January 1, 1997 of (pound)27.6 million. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items vacant or currently not planned to be used for ongoing operations. The charge in 1999 is (pound)1.3 million (1998: (pound)1.2 million; 1997: (pound)4.8 million).

FOREIGN CURRENCIES

The Group has adopted FRS 13 "Derivatives and Other Financial Instruments". Refer to note 32 for all related disclosures. Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.


DERIVATIVES

Interest rate swaps

The net interest paid or received under interest rate swaps is recorded on an accruals basis and included within net interest in the profit and loss account. The notional amounts of interest rate swaps are recorded off balance sheet.

Interest rate caps

The Group manages interest rate exposure via interest rate caps, which are accounted for on an accruals basis.

Forward exchange contracts

Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract. Where the instrument is used to hedge against future transactions, gains and losses are recognised at the inception of the hedge in the profit and loss account.

Exchange gains and losses

Gains and losses on revaluation and maturity of forward exchange contracts are taken to the profit and loss account at the same time as the exposure that is being hedged and are offset against the foreign exchange gains and losses on the related financial assets and liabilities.

Gains or losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognised in the profit and loss account immediately.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

The Group's principal trading currencies and the exchange rates used against (pound) sterling are as follows:

                               AVERAGE RATE                      CLOSING RATE
                  --------------------------------------- ---------------------
                      1999         1998         1997         1999         1998
                  ------------- ------------ ------------ ------------ --------
US Dollar            1.62          1.66         1.64         1.61          1.66
French Franc         9.97          9.77         9.55        10.55          9.29
Deutschmark          2.97          2.91         2.84         3.14          2.77
Australian Dollar    2.51          2.64         2.21         2.46          2.71
Spanish Peseta        253           247          240          268           236
Italian Lira        2,942         2,877        2,790        3,113         2,743


NOTE 2 - ACQUISITIONS, DISPOSALS AND CONTINGENT AND DEFERRED CAPITAL PAYMENTS*

Acquisitions

(a)  1999

In December 1999, CCG acquired substantially all of the assets of Interactive Edge, Inc., a New York corporation, Interactive Edge, Inc., a Connecticut corporation and Interactive Edge, LLC, a Delaware limited liability company, all of which were commonly owned by the sellers in the acquisition. The purchase price for the acquisition included an initial payment of $6.1 million paid by CCG through the issuance of CCG ADSs having a value of $5.5 million and $600,000 in cash. The acquisition also provides for an additional contingent payment in 2003 of up to a maximum of $18.9 million based on Interactive Edge achieving certain revenues and operating margins for the three years ending December 31, 2002. The contingent payment will be paid entirely through the issuance of CCG ADSs. CCG has accrued an estimated total additional deferred consideration payable in CCG ADRs of $18.5 million ((pound)11.5 million).

____________________

* Where applicable in this Note, translation from local currency is made at the rates at which the transactions were concluded.

In December 1999, CCG acquired an 80% interest in the share capital of Diamond Ad Ltd. The initial consideration was (pound)14.8 million and further payments are due in the years 2000, 2001, and 2002 based on a multiple of average operating profits in 1999 to 2001, to a maximum of (pound)82.1 million. As at December 31, 1999 these further payments, based upon management's forecasts are estimated at (pound)25.8 million.

In October 1999, the previous 63% holding in Verdino Bates SA in Argentina was increased by the acquisition of an additional 7%, for (pound)nil consideration.

In November 1999, the previous 60% holding in Bates Poland Sp z.o.o. in Poland was increased by the acquisition of an additional 40%, for (pound)0.1 million consideration.

In November 1999, the previous 80% holding in Dr Puttner Bates Werebeagentur GmbH in Austria was increased by the acquisition of the remaining 20%, for (pound)0.3 million consideration.

During 1999, CCG acquired a 100% holding in Cronert in Sweden, 55% holding in LdV in Belgium, 75% holding in Rodergas and Promopoma in Spain, 100% holding in Blue Skies Ltd in United Kingdom, 50% holding in Appel Grafik GmbH in Germany, 100% holding in Bates Clarion in India, 51% holding in Bates Romania in Romania, and 100% holding in Sarkka in Finland. The consideration paid in 1999 for all these acquisitions was (pound)3.7 million in cash and estimated total additional payments of (pound)0.2 million have been accrued.


(b)  1998

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

During 1998, CCG acquired 50.8% holding in EMC Starke & Gerlach GmbH in Germany, 51% holding in Kontoret As Reklamebyra in Norway and 100% holding in Not Just Film in The Netherlands. The consideration paid in 1998 for all these acquisitions was (pound)0.7 million in cash and with further consideration, which is not yet quantifiable.

Disposals

The profit (loss) on disposal of businesses is discussed by year below:

(a)  1999

No disposals took place in 1999.

(b)  1998

No disposals took place in 1998.

The share capital of Bates Japan Ltd was restructured during the year, converting it from a wholly-owned subsidiary to a 31% joint venture investment in the renamed Saatchi & Saatchi Bates Yomiko KKK. No profit or loss arose as a result of this.

(c)  The profit on disposal of businesses in 1997

The profit on disposal of businesses in 1997 of (pound)20.8 million arose from the sale of NRG and the disposal of the Interpublic Group of Companies ("IPG") shares received by Cordiant due to clauses in the sale agreement of KDW in 1995 (see (c) below).

In October 1997, CCG sold NRG for a gross cash consideration of $53.1 million ((pound)32.4 million). The gross consideration included $13.1 million ((pound)8.0 million) payable to certain of NRG's directors under terms of an agreement entered into in 1995. Net assets disposed of were estimated at $7.5 million ((pound)4.6 million). After accounting for provisions totaling $5.4
million  ((pound)3.3   million)  for  additional  tax,   professional  fees  and
determination of the disposed balance sheet, the profit on sale was $27.1 million ((pound)16.5 million).



Contingent and Deferred Capital Payments

The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to pay certain deferred consideration payments. CCG estimates that, at the rates of exchange ruling at December 31, 1999, the total contingent payments (including interest) that may be made are as follows:

                                  1999         1998
                                (pound)m     (pound)m
                               ------------ ------------
Due within 1 year                 33.4          4.1
Due within years 2-5              18.0          6.4
                               ------------ ------------
                                  51.4         10.5
                               ============ ============


Demerger

On December 14, 1997, Saatchi and Saatchi Holdings Limited was demerged from Cordiant plc in accordance with the demerger agreement with the remaining business renamed Cordiant Communications Group plc (CCG). As a result of the demerger CCG and Saatchi and Saatchi Holdings Limited are separate publicly traded companies and operate independently of each other.

NOTE 3 - OPERATING AND ADMINISTRATIVE EXPENSES

Operating and administrative expenses from continuing operations included the following:

                                                                        Year ended December 31,
                                                             ----------------------------------------------
                                                                 1999            1998            1997
                                                               (pound)m        (pound)m        (pound)m
                                                             -------------- ---------------- --------------
Staff and associated costs (see note 7)                          184.4           168.9           407.3
Hire of plant and machinery - operating leases (see note 26)       1.9             1.6             2.9
Hire of other assets - leasehold property net of sublease
   income (see note 26)                                           18.7            17.2            47.7
Loss(profit) on sale of tangible fixed assets                      0.1            (0.1)           (0.8)
Goodwill written off                                                -              0.2             2.2
Auditor's remuneration, including expenses                         1.0             1.0             2.6
Auditor's remuneration, other than audit fees*                     0.4             0.3             0.4
Other administrative expenses, including exceptional items        85.4            77.0           192.0
                                                             -------------- ---------------- --------------
                                                                 291.9           266.1           654.3
                                                             ============== ================ ==============


*In 1997 in addition to non-audit fees paid to our auditor shown above, additional fees of (pound)6.8 million relating to work in respect of the Demerger are included in the fundamental reorganization cost (see note 6). Work performed primarily included due-diligence, work associated with the circular to shareholders relating to the demerger and the listing particulars of Saatchi & Saatchi, and advice on the fundamental reorganization of CCG.

CCG made charitable donations in the United Kingdom of (pound)97,000 and (pound)14,000 in the years ended December 31, 1999 and 1998, respectively. Cordiant made charitable donations in the United Kingdom of (pound)58,000 in the year ended December 31, 1997.

NOTE 4 - EXCEPTIONAL OPERATING ITEMS

Included in Operating and Administrative Expenses in Note 3 above are the following exceptional items:

                         Total      Total     Ongoing      Disposed     Total
                         1999       1998      operations   operations    1997
                        (pound)m   (pound)m   (pound)m     (pound)m    (pound)m
                        --------   --------   ----------   ---------   --------
Goodwill written off       -          -          2.2           -          2.2
                        ========   ========   ==========   =========   ========


The goodwill written off relates to the Group's Indonesian subsidiary. The decision was taken in view of the economic uncertainty in that country.

NOTE 5 - DISCONTINUED OPERATIONS

All the Group's operations throughout 1999 and 1998 were considered by the directors to be ongoing.


NOTE 6 - FUNDAMENTAL REORGANIZATION - DEMERGER

In order to implement the Demerger, inter-group debt and subsidiaries had to be eliminated. This was carried out by sale, assignment, waiver or other means. Surpluses and losses arising from these transactions are shown below.

                                                                             Ongoing      Disposed
                                                Total 1999     Total 1998   operations   operations    Total 1997
                                                (pound)m       (pound)m     (pound)m      (pound)m       (pound)m
                                              --------------- ------------- ------------ ------------ -------------
Surplus (loss) on inter-group debt                  -               -         875.0       (1,011.8)      (136.8)
Surplus on transfer of subsidiaries                 -               -          72.7           64.1        136.8
Amounts payable in relation to the demerger         -               -          16.3            3.9         20.2
Head office reorganization                          -               -           6.6            0.1          6.7
Inter-group property provisions                     -               -            -             6.1          6.1
                                              --------------- ------------- ------------ ------------ -------------
Fundamental reorganization - demerger               -               -         970.6         (937.6)        33.0
                                              =============== ============= ============ ============ =============


Amounts payable in relation to the Demerger include external advisors' fees, temporary staff and other costs.

Property provisions, which have no cash impact, arose as a result of the Demerger and represented the difference between rental payable by Saatchi & Saatchi and the amounts receivable from Zenith for space sublet to them.

NOTE 7 - EMPLOYEES


Average number of employees of CCG by geographic area:

                                                  Year ended December 31,
                                             ----------------------------------
                                                 1999        1998       1997
                                             ----------- ----------- ----------
UK                                               520         523        509
North America                                    941         882        914
Continental Europe                             1,850       1,676      1,565
Asia Pacific and Latin America                 1,842       1,823      1,672
                                             ----------- ----------- ----------
Ongoing operations                             5,153       4,904      4,660
Disposed operations                                -           -      5,938
                                             ----------- ----------- ----------
                                               5,153       4,904     10,598
                                             =========== =========== ==========


                              Total   Total    Ongoing      Disposed     Total
                              1999    1998    operation    operations     1997
                              ------------------------------------------------
                                        ALL VALUES IN POUND STERLING (m)
                              ------------------------------------------------
Wages and salaries            163.2   150.0    156.1        204.5        360.6
Social security costs          16.5    14.5     15.6         18.7         34.3
Pension costs - see Note 25     4.7     4.4      4.5          7.9         12.4
                              ------  ------   ------       ------       ------
                              184.4   168.9    176.2        231.1        407.3
                              ======  ======   ======       ======       ======

NOTE 8 - NET INTEREST AND SIMILAR CHARGES

                                                   Year ended December 31,
                                          --------------------------------------
                                             1999           1998         1997
                                          ----------     ----------    ---------
                                               ALL VALUES IN POUND STERLING (m)

Interest payable and similar charges:
On bank loans, overdraft facilities
  and other loans
required to be repaid within five years       4.9            3.6           13.4
On capitalized leases and hire purchase       0.1            0.1            0.1
On other loans                                 -              -             0.4
Bank fees                                     0.7            0.7            1.9
Foreign exchange                              0.2            0.3             -
                                             -------       -------        ------
                                              5.9            4.7           15.8
                                             -------       -------        ------
Interest receivable and similar items:
On cash and deposits                         (1.5)          (1.7)          (5.3)
Note interest                                  -            (0.1)          (0.3)
Foreign exchange                               -              -            (1.4)
                                             --------      -------        ------
                                             (1.5)          (1.8)          (7.0)
                                             --------      -------        ------
Group net interest payable                    4.4            2.9            8.8
Net interest receivable
- Joint ventures                             (0.5)          (0.1)            -
- Associated undertakings                    (0.1)          (0.1)            -
                                             --------      -------        ------
Net interest payable and similar items        3.8            2.7            8.8
                                             ========      =======        ======


NOTE 9 - TAXES ON INCOME

Taxes on income were made up as follows:

                                                      Year ended December 31,
                                             -----------------------------------
                                               1999           1998        1997
                                             ---------      --------     -------
                                               ALL VALUES IN POUND STERLING (m)
UK corporation tax:
Currently payable                               0.1           1.3           0.7
Relief for overseas tax                        (0.1)         (0.1)         (0.5)
Deferred                                         -             -            0.2
                                              ---------     ---------    -------
                                                 -            1.2           0.4
Overseas taxation:
Currently payable                               9.5           5.7          17.9
Deferred                                       (0.7)          1.4          (0.8)
                                              ---------     ---------    -------
Group taxation                                  8.8           8.3          17.5
Joint ventures                                  1.1           0.5            -
Associated undertakings                         0.7           0.4            -
                                              ---------     ---------    -------
Tax on ordinary activities                     10.6           9.2          17.5
                                              =========     =========    =======

The above charges reconcile as follows with the standard UK corporation tax rates:


                                                         Year ended December 31,
                                              ----------------------------------------------
                                                   1999            1998           1997
                                              ---------------- -------------- --------------
                                                       ALL VALUES IN POUND STERLING (m)
Tax charge in financial statements                (10.6)           (9.2)         (17.5)
Tax charge on pre-tax profit at
30.25% (1998: 30.75%, 1997: 31.5%)                  9.8             7.6            9.4

                                              ---------------- -------------- --------------
Difference                                         (0.8)           (1.6)          (8.1)
                                              ================ ============== ==============

Deferred tax credits not available                 (0.4)            2.3            6.0
Permanent differences between expenditures
  charged in arriving at income and
  expenditures allowed for tax purposes:
    UK                                             (1.3)           (1.8)           0.6
    US                                             (0.6)            0.1           (0.5)
    Rest of World                                  (0.8)           (1.1)           0.7
    Demerger                                         -               -           (10.4)
    Goodwill                                         -               -            (0.7)
    Unrelieved profit/(losses)                      4.4            (1.3)           3.1
   Difference between UK and overseas
     standard tax rates                            (2.7)           (1.8)          (4.0)
Other items                                         0.6             2.0           (2.9)
                                              ---------------- -------------- --------------
Difference above                                   (0.8)           (1.6)          (8.1)
                                              ================ ============== ==============

The components of profit before taxation are as follows:

                                        Year Ended December 31,
                             ----------------------------------------------
                                  1999            1998           1997
                             ---------------- -------------- --------------
                                      ALL VALUES IN POUND STERLING (m)

Domestic (UK)                      3.1              3.0          (17.0)*
Foreign                           29.2             21.7           51.6
                             ---------------- -------------- --------------
                                  32.3             24.7           34.6
                             ================ ============== ==============


* The loss before taxation in the UK in 1997 incorporated (pound)26.5 million of the fundamental reorganization expense of (pound)33.0 million (see note 6).

At December 31, 1999, the Group had (pound)108 million of operating loss carryforwards expiring between 2000 and 2010. Additionally, the Group had (pound)30 million of operating loss carryforwards, which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2000 and 2010 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

NOTE 10 - EARNINGS PER ORDINARY SHARE

Basic earnings per Ordinary Share has been calculated on earnings of (pound)18.6 million (1998: (pound)13.8 million, 1997: (pound)10.3 million) based on 226,583,809 shares (1998: 222,436,033 shares; 1997: 443,852,410 shares) being the weighted average number of Ordinary Shares in issue during the periods. The number of Ordinary Shares in issue in 1997 has not been adjusted to reflect the Consolidation following the Demerger. The Company believes that as the earnings for 1997 include the demerged businesses for substantially the whole year, the number of Cordiant Ordinary Shares in issue in 1997 used to calculate earnings per Cordiant Ordinary Share should remain unaltered. The number of Ordinary Shares in issue at December 31, 1999 was 228,782,839 (1998: 225,461,044).

Share options outstanding under the employee share schemes are considered to be common stock equivalents, and are included in the earnings per share calculation only when they are dilutive. Diluted earnings per ordinary share have been based on 239,578,425 shares (1998: 223,337,644 shares; 1997: 445,868,612).

Earnings per share on the nil distribution (earnings exclude any irrevocable advance corporation tax (ACT) and any unrelieved overseas tax arising from the payment or proposed payment of dividends) and fully diluted bases have not been disclosed as they are not materially different.

NOTE 11 - SHORT-TERM INVESTMENTS

Short-term investments comprised overseas unlisted investments of (pound)1.1 million and cash deposits of (pound)6.4 million. In 1998, overseas unlisted investments of (pound)0.7 million and cash deposits of (pound)0.8 million.

NOTE 12 - ACCOUNTS AND OTHER RECEIVABLES, PREPAYMENTS AND ACCRUED INCOME

                                                  1999               1998
                                                (pound)m           (pound)m
                                          ------------------- ------------------
Due within one year:
Trade receivables (net of
  allowances for doubtful debts)                 303.4               212.8
Amounts due from joint ventures
  and associated undertakings                      1.2                 1.1
Other receivables                                 12.0                 9.9
Prepayments and accrued income                    19.4                22.5
                                          ------------------- ------------------
                                                 336.0               246.3
                                          =================== ==================
Due after one year:
Other receivables                                  3.2                 4.7
Prepayments and accrued income                    16.9                13.6
                                          ------------------- ------------------
                                                  20.1                18.3
                                          =================== ==================


Reference should be made to Note 13 concerning the amounts of allowances for doubtful debts for each of the years presented.

NOTE 13 - VALUATION AND QUALIFYING ACCOUNTS


                                                    Balance at        Additions
                                                     beginning        charged to                          Balance
                                                     of period        costs and                          at end of
                  Description                                          expenses        Deductions*        period
                  -----------
                                                  ---------------- ----------------- ---------------- ----------------

                                                                    ALL VALUES IN POUND STERLING (m)

Year ended December 31, 1999:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                            7.5             3.7               -              11.2

   Allowance for non-recoverable billable
   production (deducted from billable production)       2.1              -               (1.4)            0.7
------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Year ended December 31, 1998:
   Allowance for doubtful accounts (deducted
     from accounts receivable)                          7.3             0.2               -               7.5
   Allowance for non-recoverable billable
   production (deducted from billable production)       3.2              -               (1.1)            2.1
------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Year ended December 31, 1997:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                           18.0              -              (10.7)**          7.3
   Allowance for non-recoverable billable
   production (deducted from billable                   4.6              -               (1.4)**          3.2
   production)
------------------------------------------------- ---------------- ----------------- ---------------- ----------------

* Substantially represents amounts utilized against specific nonrecoverable billable production and bad debts arising during the periods.

** The deductions in 1997 include demerged allowances of (pound)8.1 million for doubtful accounts and(pound)2.0 million for nonrecoverable billable production.

NOTE 14 - LONG-TERM INVESTMENTS


                                          Associated undertakings
                                     ----------------------------------
                                         Share of
                                         tangible net     Share of                      Long term
                                           assets         Goodwill          Total       investments      Total
                                     ----------------- ---------------- ------------- ------------- ------------
                                                         ALL VALUES IN POUND STERLING (m)

COST OR VALUATION
At beginning of year                        3.1              -                3.1           0.8           4.0
Additions                                   0.2              7.4              7.6           0.5           8.1
Disposals                                   -                -                -            (0.1)         (0.1)
Share of retained profit                    0.4              -                0.4           -             0.4
                                     ----------------- ---------------- ------------- ------------- ------------
At end of year                              3.7              7.5             11.2           1.2          12.4
                                     ================= ================ ============= ============= ============

The Group's investment in Zenith and Saatchi & Saatchi Bates Yomiko (S&SBY) are joint ventures, and are represented by a net deficit and disclosed as a provision (see Note 18).

NOTE 15 - PROPERTY AND EQUIPMENT

                                          Leasehold     Leasehold     Information
                             Freehold     property      property       technology     Furniture and       Motor
                             property      - long        - short       equipment     other equipment    vehicles        Total
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
                                                          ALL VALUES IN POUND STERLING (m)
COST
At beginning of year              -            0.3         20.9           28.6            32.5              3.6           85.9
Translation adjustment            -            -            -              0.6             -               (0.1)           0.5
Additions                         -            -            7.1            7.1             6.3              0.6           21.1
Companies acquired                1.4          -            -              0.7             1.0              0.1            2.9
Disposals                        (0.3)         -          (10.8)          (1.8)          (12.5)            (0.9)         (26.3)
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
At end of year                    0.8          0.3         17.2           35.2            27.3              3.3           84.1
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
DEPRECIATION
At beginning of year              -            0.2         16.2           18.8            25.4              2.6           63.2
Translation adjustment            -            -            0.1            0.5             -                -              0.6
Charge for the year               -            -            2.0            5.1             2.8              0.5           10.4
Disposals                         -            -          (10.6)          (0.2)          (12.3)            (0.7)         (23.8)
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
At end of year                    -            0.2          7.7           24.2            15.9              2.4           50.4
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
NET BOOK VALUE
At beginning of year              -            0.1          4.7            9.8             7.1              1.0           22.7
                            ============ ============ ============== =============== ================ ============== =============
At end of year                    0.8          0.1          9.5           11.0            11.4              0.9           33.7
                            ============ ============ ============== =============== ================ ============== =============
Net book value of assets
held under finance leases
included above
At beginning of year                 -            -            -           0.3             0.1              -              0.4
                            ============ ============ ============== =============== ================ ============== =============
At end of year                       -            -            -           0.1             0.2              -              0.3
                            ============ ============ ============== =============== ================ ============== =============

Net book value of land and buildings at end of year was(pound)10.4 million (1998:(pound)4.8 million).

Depreciation attributable to owned property and equipment was(pound)10.3 million (1998:(pound)9.5 million); and depreciation attributable to assets held under finance leases was(pound)0.1 million (1998:(pound)0.2 million).

At December 31, 1999 the commitments in respect of capital expenditure on properties, furniture and equipment was (pound)0.4 million (1998: (pound)0.2 million).

NOTE 16 - BANK LOANS, OVERDRAFTS AND OTHER LOANS

                               Balance at end of     Weighted average
                                     period           interest rate
                               ------------------- ---------------------

                                     Year ended December 31, 1999
                                   (pound)m                 %
                               ------------------- ---------------------
Bank loans and overdrafts            7.5                   7.9
                               =================== =====================
                                     Year ended December 31, 1998
                                   (pound)m                 %
                               ------------------- ---------------------
Bank loans and overdrafts           21.7                   6.1
                               =================== =====================

An amount of (pound)3.3 million (1998: (pound)2.0 million) included in bank loans and overdrafts is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

NOTE 17 - ACCOUNTS PAYABLE, OTHER LIABILITIES AND ACCRUED EXPENSES


                                                                   December 31, 1999            December 31, 1998
                                                              ----------------------------- --------------------------
                                                                Due Within     Due After     Due Within    Due After
                                                                 one year       one year      one year     one year
                                                                            ALL VALUES IN POUND STERLING (m)
                                                              --------------- ------------- ------------- ------------

Accounts payable                                                    293.2           -            185.0          -
Amounts payable:  Associated companies and joint ventures             5.4           -              7.6          -
Payments on account                                                  27.0           -             25.8          -
Finance leases                                                        0.5           0.2            0.2          0.2
Proposed dividends - equity shareholders                              5.1           -              3.1          -
Accruals and deferred income                                         69.0           -             31.9          0.7
Other payables                                                       17.1          24.4           14.4         12.6
                                                              --------------- ------------- ------------- ------------
                                                                    417.3          24.6          268.0         13.5
                                                              =============== ============= ============= ============

An amount of  (pound)5.3  million  (December  31, 1998:  (pound)3.5  million) is
included  in  accounts   payable  as  secured  by  related  trade   receivables.
Liabilities under finance leases are secured on the assets leased.

NOTE 18 - PROPERTY, PENSION AND OTHER PROVISIONS

                                                                 Pensions
                                                               and similar
                                                    Property    employment                                 Joint
                                                    Restated   obligations       Other        Total     ventures
                                                                   ALL VALUES IN POUND STERLING (m)
                                                 ------------ ------------- ----------- ------------ ------------

GROSS PROVISION - PREVIOUSLY STATED
At beginning of year                                  33.2         17.2           0.8       51.2         14.7
Translation                                            0.2          0.5           -          0.7          -
Profit and loss account                                -           (0.9)          0.7       (0.2)        (0.3)
Utilized                                              (4.8)         -             -          4.8          -
                                                 ------------ ------------- ----------- ------------ ------------
At end of year                                        28.6         16.8           1.5       46.9         14.4
                                                 ------------ ------------- ----------- ------------ ------------
DISCOUNT
At beginning of year (prior year adjustment -
see Note 1)                                            7.6          -             -          7.6          -
Profit and loss account                               (1.3)         -             -         (1.3)         -
                                                 ------------ ------------- ----------- ------------ ------------
At end of year                                         6.3          -             -          6.3          -
                                                 ------------ ------------- ----------- ------------ ------------
NET BOOK VALUE
At beginning of year                                  25.6         17.2           0.8       43.6         14.7
                                                 ============ ============= =========== ============ ============
At end of year                                        22.3         16.8           1.5       40.6         14.4
                                                 ============ ============= =========== ============ ============

Property provisions relate to future payments on vacant properties and assigned leases, and are analyzed by year as follows:

                                1999         1998
                              (pound)m     (pound)m
                             -----------  ------------
Under one year                    3.6         4.5
One to two years                  3.5         3.1
Two to five years                 7.2         8.7
Over five years                   8.0         9.3
                             -----------  ------------
                                 22.3        25.6
                             ===========  ============


Provisions for joint venture deficit:
The Group share of net liabilities of Zenith and S&SBY is shown below.

                                               1999        1998
                                             (pound)m    (pound)m
                                           ----------- ------------
Fixed assets                                   1.7         1.7
Current assets                                84.4        81.9
                                           ----------- ------------
Share of gross assets                         86.1        83.6
                                           ----------- ------------
Liabilities due within one year              (99.9)      (97.0)
Liabilities due after one year                (0.6)       (1.3)
                                           ----------- ------------
Share of gross liabilities                  (100.5)      (98.3)
                                           ----------- ------------
Share of joint venture net liabilities       (14.4)      (14.7)
                                           =========== ============

NOTE 19 - LONG-TERM DEBT

                                              1999              1998
                                            (pound)m          (pound)m
                                       ------------------ ----------------
Bank loans                                    75.8               36.4
                                       ================== ================


An amount of (pound)65.2 million (1998: (pound)36.4 million) of the Group's borrowings is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

In November 1999, CCG refinanced the Group's core banking facilities, with new committed facilities of US$250 million ((pound)155 million), which replaces its existing core facilities. The Group's core banking facilities are to be used for the acquisition of Diamond Ad Ltd, costs and expenses related to the Diamond Ad Ltd and Healthworld Corporation Inc. (see Note 27) acquisitions, and for the Group's ongoing working capital requirements.

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 0.75% and 1.5% per annum depending upon the Group complying with certain financial covenants.

At December 31, 1999, the Group's senior debt consisted of the new bank facility (the "Facility") of $250 million. The Facility provides committed credit facilities at a rate between 0.7-1.5 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. The Facility is divided into two equal amounts; i) $125 million maturing in November 2000 with an option to extend for one additional year, and ii) $125 million maturing in November 2004. The Facility requires the Group to comply with customary financial and other covenants. It also contains provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross default by certain companies in the Group in respect of indebtedness over a specified amount or any change of control of the Company. The Facility is secured by guarantees from the principal companies of the Group.

NOTE 20 - GUARANTEES AND CONTINGENT LIABILITIES

(pound)67.4 million (1998:(pound)37.6 million) of the Group's borrowings are secured by guarantees from and charges over the assets of the Group.

The Company has also guaranteed the operating lease commitments (all relating to leasehold property) of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at December 31, 1999 amounted to (pound)147.3 million (1998: (pound)152.9 million) and in addition the Company has given other guarantees in respect of liabilities of subsidiary undertakings incurred in the normal course of business amounting to (pound)12.6 million (1998: (pound)27.3 million).

Cordiant gave a number of guarantees in respect of obligations of Saatchi & Saatchi companies which remain in force. Saatchi & Saatchi has undertaken to indemnify CCG for any liability under these guarantees. They include guarantees of operating lease commitments related to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 1999 were (pound)183.2 million (1998: (pound)189.5 million).

CCG and Saatchi & Saatchi have each guaranteed Zenith's bank facility of (pound)18.5 million and have agreed between themselves to share equally any liability arising therefrom. Borrowings drawn down under the Zenith facility at December 31, 1999 were (pound)5.4 million (1998: (pound)5.1 million).

Other guarantees given by the Group to third parties amounted to (pound)6.0 million at December 31, 1999 (1998: (pound)4.9 million).

At December 31, 1999, the Group had the following other commitments in respect of capital expenditure and non-cancelable operating leases for the following year:

                                             1999       1998
                                           (pound)m   (pound)m
                                         ----------- ----------
Capital expenditure committed
  but not provided for                       0.4         0.2
                                         =========== ==========


                                                           Land and
                                                           buildings
                                                  Gross    provisions      Net        Other        1999       1998
                                                                       ALL VALUES IN POUND STERLING (m)
                                                ---------- ------------ ----------- ----------- ----------- ----------
Non-cancelable operating lease which expire:
Within one year                                       3.9        -           3.9         0.6         4.5         2.6
Within two to five years                              8.4       (1.1)        7.3         1.0         8.3         9.2
Over five years                                      16.8       (2.5)       14.3         0.1        14.4        13.7
                                                ---------- ------------ ----------- ----------- ----------- ----------
                                                     29.1       (3.6)       25.5         1.7        27.2        25.5
                                                ========== ============ =========== =========== =========== ==========

Of the above operating lease property commitments, an amount of (pound)10.2 million is recoverable from subtenants (1998: (pound)8.2 million).


NOTE 21 - DEFERRED TAXATION

                                                  1999        1998
                                                (pound)m    (pound)m
                                               ----------- ----------
Provisions for overseas deferred taxation         1.2         2.2
                                               =========== ==========

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated (pound)69 million (1998: (pound)63 million).

Under US GAAP temporary differences at the appropriate tax rate at December 31, 1999 and 1998 are as follows:

                                               Asset/(liability)
                                         ----------------------------
                                              1999          1998
                                            (pound)m      (pound)m
                                         ------------- --------------
DEFERRED TAX ASSET
Accrued property rental expense                7.1           7.9
Accrued compensation                           5.6           4.7
Capital loss carryforwards                     9.6          10.1
Operating loss carryforwards*                 51.0          47.1
Other                                          8.6           9.2
                                         ------------- --------------
Total deferred tax assets                     81.9          79.0
Valuation allowance                          (81.9)        (79.0)
                                         ------------- --------------
Net deferred tax asset                         -             -
                                         ============= ==============
DEFERRED TAX LIABILITIES
Other                                        (1.2)         (2.2)
                                         ------------- --------------
Net deferred tax liabilities                 (1.2)         (2.2)
                                         ============= ==============


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

The net change in the valuation allowance for deferred tax assets during 1999 amounted to an increase of (pound)2.9 million.

NOTE 22 - TAXATION

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.


NOTE 23 - SHARE CAPITAL

                                                           December 31,
                                                       1999           1998
                                                     (pound)m       (pound)m
                                                   --------------- -------------
Authorized share capital of the Company                150.5          150.5
                                                   =============== =============
Allotted, called up and fully paid:
228,782,839 Ordinary Shares of 50p each
(1998: 225,461,044 Ordinary Shares of 50p each)        114.4          112.7
                                                   =============== =============

During the year the Company issued 1.7 million Ordinary Shares of 50p each for consideration of (pound)1.9 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 1.7 million Ordinary Shares of 50p each for a total consideration of (pound)4.1 million in respect of the acquisition of Interactive Edge LLC.

NOTE 24 - EMPLOYEE SHARE SCHEMES

Changes in the number of CCG Ordinary Shares issuable under options outstanding under the Company's executive share option schemes during the three year period ended December 31, 1999 were as follows:

CCG Ordinary Shares:                        Year ended December 31,
                                   1999              1998                1997
                                 -------------    ------------      -----------
At beginning of year              26,136,926        28,045,239       12,589,854
Options exercised during year     (1,641,720)         (499,877)        (159,692)
Options issued during year         2,268,577         1,523,078       26,037,467
Options lapsed during year          (949,564)       (2,931,514)      (1,064,485)
Options canceled during year         -                   -           (9,357,905)
                                 -------------    -------------     ------------
At end of year                    25,814,219        26,136,926        28,045,239
                                 =============    =============     ============
Exercisable at end of year         1,714,021
                                 =============    =============     ============
Weighted average exercise price          114p
                                 =============    =============     ============

Changes in the number of CCG Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended December 31, 1999 were as follows:

CCG Ordinary Shares:                           Year ended December 31,
                                       1999           1998              1997
                                    ---------       ---------        -----------
At beginning of year                1,291,543       1,624,662         1,963,435
Options exercised during year         (24,695)        (84,612)          (13,211)
Options issued during year               -              -               196,117*
Options lapsed during year           (186,592)       (248,507)         (325,562)
                                    ---------       ----------       -----------
At end of year                      1,080,256       1,291,543          1,624,662
                                    =========       ==========       ===========
Exercisable at end of year                nil
                                    =========       ==========       ===========

* These are parallel options issued in connection with the Demerger and are not reflected in the total options outstanding at the year end, as they will be exercisable in lieu of, and not in addition to, the original options.

Options outstanding at December 31, 1999 under the Company's share option schemes are shown below:

                                   Date of    Number of   Exercise     Scheme
                                   grant       shares       price    Exercisable
---------------------------------- --------- ----------- --------- -------------
---------------------------------- --------- ----------- --------- -------------
Number 2 Scheme                    Jun 1991     155,869      134p    To Jun 2001
                                   Sep 1991      34,302      134p    To Sep 2001
                                   Apr 1992     112,204*     107p    To Apr 2002
---------------------------------- ---------  ----------   ------   ------------
Demerger Number 2 Scheme           Jun 1991     343,248      134p    To Jun 2001
                                   Apr 1992       6,174*     107p    To Apr 2002
---------------------------------- ---------  ----------   ------   ------------
Sharesave                          Jun 1995    1,080,256     64p     Jul 2000 to
                                                                        Dec 2000
---------------------------------- ---------  ----------   ------   ------------
Performance Option Scheme          May 1995      257,775     73p     To May 2005
                                   Aug 1995      257,774     95p     To Aug 2005
                                   Apr 1996      365,000    130p     To Apr 2006
                                   Apr 1996      515,000*   130p     Apr 2001 to
                                                                        Apr 2003
                                   Apr 1997      722,500    131p     Apr 2000 to
                                                                        Apr 2007
                                   Apr 1997      692,500*   131p     Apr 2002 to
                                                                        Apr 2004
---------------------------------- ---------  ----------  ------    ------------
Demerger Performance Option Scheme May 1995       41,462     73p     To Dec 2004
                                   May 1995      109,926*    73p     May 2000 to
                                                                        May 2002
                                   Aug 1995       41,463     95p     To Dec 2004
                                   Apr 1996       98,750    130p     To Dec 2004
                                   Apr 1996      248,750*   130p     Apr 2001 to
                                                                        Apr 2003
                                   Apr 1997      195,000    131p     Apr 2000 to
                                                                        Dec 2004
                                   Apr 1997      186,250*   131p     Apr 2002 to
                                                                        Apr 2004
---------------------------------- ---------  ----------  ------    ------------
Performance Share Option Scheme    Dec 1997    5,962,254    105p     Dec 2000 to
                                                                        Dec 2004
                                   May 1998    1,294,468    124p     May 2001 to
                                                                        May 2005
                                   Mar 1999    1,714,471    164p     Mar 2002 to
                                                                        Mar 2006
                                   Aug 1999      155,805    176p     Dec 2001 to
                                                                        Dec 2005
---------------------------------- ---------  ----------  ------    ------------
Equity Participation Plan          Dec 1997   11,034,720    105p     Dec 2000 to
                                                                        Dec 2004
                                   Mar 1999       80,029    105p     Mar 2002 to
                                                                        Mar 2006
---------------------------------- ---------  ----------  ------     -----------
Zenith Executive Incentive Plan    Dec 1997    1,047,984    109p     Dec 2000 to
                                                                        Dec 2004
---------------------------------- ---------  ----------  ------     -----------
                                   Apr 1999     961,646   160p       Apr 2002 to
                                                                        Apr 2006


o Further details together with the performance targets for the above schemes are set out on pages 47 to 64.

o    The options marked * are super options.

o    Exercise prices have been rounded to the nearest penny.

o In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

NOTE 25 - POST RETIREMENT BENEFITS

The Group operates a number of pension schemes throughout the world.

o The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured.

o None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiary undertakings.

o The major schemes, which cover the majority of scheme members, are defined contribution schemes.

o Following the Demerger, the Group has only one material defined benefit scheme with active membership, the Cordiant Group Pension Scheme. This UK scheme was closed to new members in 1990 with new employees after that date joining a defined contribution scheme. Employees of Saatchi & Saatchi and Zenith remain members of the scheme under transitional arrangements. The latest actuarial valuation, based on the attained age method and assuming an investment return of 8% and salary increases of 6%, was carried out as at 1 April 1999 when the actuarial value of investments in the scheme were(pound)27.7 million and the level of funding was 91.2%. The deficit will be funded by the Group over the remaining service lives of existing employees. Employer's contributions to the scheme in 1999 were(pound)0.2million. Contributions and expense are based on recommendations of a qualified actuary.

o In addition to pension schemes the Group operates an unfunded deferred compensation plan under which salary sacrifices are deferred and accrue interest until the accumulated benefit is fully withdrawn. The cost of this during the year was (pound)0.3 million (1998: (pound)0.3 million). The accumulated fund at December 31, 1999 was (pound)3.3 million (1998:
     (pound)3.0 million) which is included in provisions for pensions and similar employment obligations (note 18).

o    The pension expense for the year was as follows:

                                           1999          1998           1997
                                         (pound)m      (pound)m       (pound)m
                                      ------------ --------------- ------------
Defined benefit schemes                    0.2           0.3           1.4
Defined contribution schemes               4.5           4.1          11.0
                                      ------------ --------------- ------------
                                           4.7           4.4          12.4
                                      ============ =============== ============

NOTE 26 - LEASES

The Group leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 18), having initial or remaining non-cancelable terms in excess of one year are as follows:

                                                     Sublease
                                    Minimum           Rental             Net
                                   Payments           Income          Payments
Years Ending December 31           pound)m           (pound)m        (pound)m
--------------------------      ------------------ ---------------- ------------
2000                                  30.8             9.5              21.3
2001                                  28.5             9.2              19.3
2002                                  26.4             9.0              17.4
2003                                  23.4             8.4              15.0
2004                                  21.2             9.0              12.2
Thereafter                           159.1            83.0              76.1
                                ------------------ ---------------- ------------
Total minimum lease payments         289.4           128.1             161.3
                               ================== ================ =============

Total expense for all operating leases was:

                                              Year ended December 31,
                               -------------------------------------------------
                                     1999              1998             1997
Net operating lease expense        (pound)m          (pound)m         (pound)m
                               ------------------ ---------------- -------------
Total operating lease expense        24.8             21.8             65.2
Sublease rental income               (4.2)            (3.0)           (14.6)
                               ------------------ ---------------- -------------
Net operating lease expense          20.6             18.8             50.6
                               ================= ================ ==============


NOTE 27 - CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION

Reconciliation of trading profit to net cash flow from operating activities


                                                         Year ended December 31,
                                                -------------------------------------------
                                                  1999             1998          1997
                                                (pound)m         (pound)m      (pound)m
                                                --------------- ------------- -------------
Trading profit                                    33.5            26.0          55.6
Depreciation                                      10.4             9.7          26.2
Loss/(profit) on sale of tangible fixed assets     0.1            (0.1)         (0.8)
(Increase)/decrease in billable production        (4.7)            2.0          (5.5)
Increase in receivables                          (30.0)           (1.4)        (35.3)
Increase/(decrease) creditors                     45.5            (9.6)         38.5
Utilization of property provisions                (4.8)           (7.0)        (19.2)
Non-cash item - goodwill write-off                 -               0.2           2.2
                                                --------------- ------------- -------------
Net cash inflow from operating activities         50.0            19.8          61.7
                                                =============== ============= =============

Analysis of changes in net funds

                                                                                        Exchange &
                                                At Jan 1,                Acquisitions     non cash       At Dec 31,
                                                 1999      Cash flows        *           movements        1999

                                                                ALL VALUES IN POUND STERLING (m)
                                              ---------- ------------  -------------   -------------   ------------
Cash at bank and in hand                          62.3        16.0          -              1.7             80.0
Cash deposits - current asset investments          0.8         5.5          -              0.1              6.4
Bank overdrafts                                  (21.2)       18.0          -               -              (3.2)
                                              ---------- ------------ -------------    -------------   ------------
Cash                                              41.9        39.5          -              1.8             83.2
                                              ---------- ------------ -------------    -------------   ------------
External debt due within one year                 (0.5)       (2.0)        (1.7)          (0.1)            (4.3)
External debt due after one year                 (36.4)      (28.2)       (10.2)          (1.0)           (75.8)
Finance leases                                    (0.4)       (0.3)         -              -               (0.7)
                                              ---------- ------------ -------------    -------------   ------------
                                              ---------- ------------ -------------    -------------   ------------
Financing                                        (37.3)      (30.5)       (11.9)          (1.1)           (80.8)
                                              ---------- ------------ -------------    -------------   ------------
Net funds                                          4.6         9.0        (11.9)           0.7              2.4
                                              ========== ============ =============    =============   ============

                                                                          Acquisitions    Exchange &
                                                At Jan 1,                     and          non cash      At Dec 31,
                                                 1998       Cash flows     disposals *    movements         1998

                                                                   ALL VALUES IN POUND STERLING (m)
                                              ----------  ------------   -------------    -------------   ------------
Cash at bank and in hand                           61.7        2.6              -           (2.0)            62.3
Cash deposits - current asset investments            -         0.8              -             -               0.8
Bank overdrafts                                    (7.7)     (13.4)             -           (0.1)           (21.2)
                                              ----------  ------------   -------------    -------------   ------------
Cash                                               54.0      (10.0)             -           (2.1)            41.9
                                              ----------  ------------   -------------    -------------   ------------
External debt due within one year                  (0.7)       0.7            (0.5)           -              (0.5)
External debt due after one year                  (28.4)      (9.3)            1.1           0.2            (36.4)
Finance leases                                     (0.2)       0.2              -           (0.4)            (0.4)
                                              ----------  ------------   -------------    -------------   ------------
                                              ----------  ------------   -------------    -------------   ------------
Financing                                         (29.3)      (8.4)            0.6          (0.2)           (37.3)
                                              ----------  ------------   -------------    -------------   ------------
Net funds                                          24.7      (18.4)            0.6          (2.3)             4.6
                                              ==========  ============   =============    =============   ============


*    Excluding cash and overdrafts

                                                                              Exchange &
                                    At Jan 1,                                  non cash      At Dec 31,
                                     1997       Cash flows     Demerger        movements         1997

                                                       ALL VALUES IN POUND STERLING (m)
                                  ----------   -----------   -------------    -------------  -------------
Cash at bank and in hand             113.7       (41.6)          -              (10.4)          61.7
Bank overdrafts                      (47.8)       40.7           -               (0.6)          (7.7)
                                  ----------  ------------   -------------    -------------   ------------
Cash                                  65.9        (0.9)          -              (11.0)          54.0
                                  ----------  ------------   -------------    -------------   ------------
External debt due within 1 year       (5.0)        3.2           0.6              0.5           (0.7)
External debt due after 1 year       (88.9)      (20.5)         83.8             (2.8)         (28.4)
Finance leases                        (0.5)        0.3           0.2             (0.2)          (0.2)
                                  ----------  ------------   ------------     -------------   ------------
Financing                            (94.4)      (17.0)         84.6             (2.5)         (29.3)
                                  ----------  ------------   ------------     -------------   ------------
Net funds                            (28.5)      (17.9)         84.6            (13.5)          24.7
                                  ==========   ============ ============      =============   ============


On December 14, 1997, the net assets of Saatchi & Saatchi and Zenith were demerged. On demerger, they had net debt of (pound)41.2 million. Net cash amounting to (pound)43.4 million is shown as an outflow in the cash flow statement, external debt of (pound)84.6 million is included in the analysis of movement in net debt above.


The effects of the acquisitions of subsidiaries in 1999

Owing to the timing of the acquisitions in the year ended December 31, 1999, their results did not have a material impact on the Group's turnover and operating profit for the year and they have consequently not been disclosed separately on the face of the consolidated profit and loss.

The aggregate revenue and operating profit included in the Group's results for the year ended December 31, 1999 in respect of acquisitions in the financial year were (pound)9.6 million and (pound)2.6 million respectively.

                                          Acquisitions                                Acquisitions
                                            (pound)m                                     (pound)m
                                        -----------------                          ----------------
Goodwill capitalized                          60.4      Loans and finance leases          11.9
Goodwill transferred to reserves               3.1      Creditors                         68.1
Tangible fixed assets                          2.9      Minorities                         0.4
Work in progress                               0.6      Cost of acquisitions
Debtors                                       70.4      - cash (net)                      19.8
Current investments                            4.4      - CCG shares issued                4.1
                                                        - accruals                        37.5
                                        -----------------                          ----------------
                                             141.8                                       141.8
                                        =================                          ================

Goodwill  of  (pound)3.1  million has been  written off  directly to reserves in
respect  of  adjustments   made  to  estimates  of  deferred   consideration  on
acquisitions made prior to January 1, 1998.

The effects of the acquisitions and disposal of subsidiaries in 1998


                                    Acquisitions        Disposals                           Acquisitions  Disposals
                                   (pound)m             (pound)m                              (pound)m     (pound)m
                                   --------------     -----------                          ------------- ---------

Goodwill capitalized (net)          16.4                 -   Loans and finance leases         0.2         (0.8)
Goodwill transferred to reserves     4.6               (2.4) Creditors                        9.0        (15.5)
Tangible fixed assets                0.7               (0.5) Provision for joint venture
                                                             deficit                           -           1.0
Work in progress                     0.6               (1.1) Minorities                      (0.7)          -
Debtors                              7.2              (13.3) Cost of acquisitions
Cash in companies disposed of         -                (0.4) - cash (net)                     6.8           -
Cash received                         -                 2.4  - CCG shares issued              3.4           -
                                                             - investments                    0.4           -
                                                             - accruals                      10.4           -
                                   -------------- -----------                              ------------- ----------
                                    29.5              (15.3)                                 29.5        (15.3)
                                   ============== ===========                              ============= ==========

The effects of disposals relate mainly to the reclassification of Bates Japan as a joint venture following a capital restructuring during the year which created neither a profit nor a loss. Goodwill of (pound)4.6 million has been written off directly to reserves in respect of adjustments made to estimates of deferred consideration on acquisitions made prior to January 1, 1998.

The effects of the acquisition of Diamond Ad Ltd in 1999.

The following table sets out the book values of the identifiable assets and liabilities of Diamond Ad Ltd acquired and their fair value to the Group:


                                                                                          Accounting       Provisional
                                                                            Fair Value     policy          fair value
                                                             Book value    adjustments    alignment          to Group
                                                  Notes      (pound)m       (pound)m      (pound)m          (pound)m
                                               ---------- -------------- -------------- --------------- --------------

FIXED ASSETS
Tangible                                           b          1.4            -             (0.2)            1.2
Investments                                                   0.4            -              -               0.4

CURRENT ASSETS
Work in progress                                   b          0.7            -             (0.1)            0.6
Debtors                                            a        100.3          (16.1)           -              84.2
Investments                                        b          4.6            -             (0.2)            4.4
Cash                                                          6.4            -              -               6.4
                                                          ----------- -------------- --------------- --------------
TOTAL ASSETS                                                113.8          (16.1)          (0.5)           97.2
                                                          ----------- -------------- --------------- --------------
CREDITORS
Creditors                                          b        (93.9)           -             (0.3)          (94.2)
Provisions                                                   (2.0)           -              -              (2.0)
Deferred tax                                       b          5.1            -             (5.1)            -
                                                          ----------- -------------- --------------- --------------
TOTAL LIABILITIES                                           (90.8)           -             (5.4)          (96.2)
                                                          ----------- -------------- ------------------------------
NET ASSETS                                                   23.0          (16.1)          (5.9)            1.0
                                                          ----------- -------------- ---------------

Minority interest                                                                                           (0.2)
Goodwill                                                                                                    41.4
                                                                                                      --------------
                                                                                                            42.2
                                                                                                      ==============
Satisfied by:
Consideration paid                                                                                          16.4
Contingent earnout payments                                                                                 25.8
                                                                                                      --------------
Total consideration                                                                                         42.2
                                                                                                      ==============


Material adjustments necessary to restate the net assets of Diamond Ad Ltd in accordance with the accounting policies of CCG and fair value adjustments:

a Fair value adjustment to debtors reflects the write off of a debtor balance relating to the previous sale of a business by Diamond Ad Ltd, deemed to be irrecoverable at the point of acquisition by CCG.

b    Adjustments to align Diamond Ad Ltd accounting policies with those of CCG.

Net cash outflows in respect of the acquisition comprised:

                                                        1999
                                                     (pound)m
                                                  -------------
Cash consideration                                     16.4
Cash at bank and in hand acquired                      (6.4)
Bank overdrafts acquired                               13.5
                                                  -------------
Total                                                  23.5
                                                  =============

The effects of the acquisition of Diamond Ad Ltd in 1999.



An amount of (pound)nil has been charged to the Group's profit and loss account in respect of costs incurred in re-organising, restructuring and integrating the acquisition in the period from effective date of acquisition of December 1 to December 31, 1999.

Diamond Ad Ltd incurred a loss after taxation and minority interests of (pound)14.0 million in the year ended December 31, 1999 (1998: (pound)6.0 million loss) after taking account of losses incurred by and on the disposal of certain assets and businesses not acquired by CCG, of which a profit of (pound)1.9 million arose in the period from December 1, 1999 to December 31, 1999. The unaudited summarized profit and loss account and unaudited statement of total recognized gains and losses for the year from January 1, 1999 to December 31, 1999, extracted from local management accounts, and shown under Korean GAAP, and on the basis of the accounting policies of Diamond Ad Ltd prior to the acquisition, are as follows:

PROFIT AND LOSS ACCOUNT                                          1999
                                                               (pound)m
                                                           --------------
TURNOVER                                                        259.5
Cost of sales                                                  (234.1)
                                                           --------------
GROSS PROFIT                                                     25.4
Other operating expenses (net)                                  (37.4)
                                                           --------------
OPERATING LOSS                                                  (12.0)
Finance charges (net)                                            (2.0)
                                                           --------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                     (14.0)
Tax on loss on ordinary activities                                 -
                                                           --------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                      (14.0)
Minority interests                                                 -
                                                           --------------
LOSS FOR THE FINANCIAL YEAR                                     (14.0)
                                                           ==============


The profit and loss account above is stated after the losses incurred on the disposal of assets prior the acquisition by CCG on December 13, 1999.

Statement of total recognized gains and losses

                                                                1999
                                                              (pound)m
                                                           --------------
Loss for the financial year
and total recognized gains and                                (14.0)
losses relating to the year                                ==============

NOTE 28 - OPERATIONS BY GEOGRAPHIC AREA

                                                                                            Asia Pacific
                                                      United        North     Continental       and
                                                     Kingdom      America      Europe      Latin America     Total
                                                    (pound)m     (pound)m     (pound)m       (pound)m      (pound)m
                                                   ------------ ------------ ------------ ---------------- ----------
Year ended December 31, 1999:
Commission and fee income                             40.2         83.1        121.9         90.6            335.8
Operating profit                                       4.4         10.9         12.5          5.7             33.5
Total assets employed                                 40.7        123.7        111.5        313.7            589.6
Net liabilities (assets) before financial items       41.8         19.5         (6.8)       (11.9)            42.6
Depreciation expense                                   1.6          2.8          3.0          3.0             10.4
Additions to properties, furniture, etc.               0.9         10.3          5.3          4.6             21.1

Year ended December 31, 1998:
Commission and fee income                             39.8         71.8        108.4        81.8             301.8
Operating profit                                       4.5          8.2         10.1         3.2              26.0
Total assets employed                                 44.2        104.7         95.8       142.0             386.7
Net liabilities (assets) before financial items       48.4         10.6         (5.9)       12.8              65.9
Depreciation expense                                   1.7          2.9          2.6         2.5               9.7
Additions to properties, furniture, etc.               2.0          1.6          3.2         2.2               9.0

Year ended December 31, 1997:
Commission and fee income                            115.4        268.7        203.3       148.7             736.1
Trading profit                                        14.0         29.2         12.1         2.5              57.8
Exceptional operating expense                          -            -            -           2.2               2.2
Operating profit                                      14.0         29.2         12.1         0.3              55.6
Total assets employed                                 41.2         83.2         92.4       161.0             377.8
Net liabilities (assets) before financial items       73.1         20.1         (1.4)       12.5             104.3
Depreciation expense                                   6.0         11.0          4.8         4.4              26.2
Additions to properties, furniture, etc.               4.4          8.3          4.5         7.5              24.7

ONGOING GEOGRAPHIC ANALYSIS

To  enable  a  fuller  understanding  of  the  trading  performance   additional
geographic analysis of ongoing operations is provided below:


                                                                                    Asia Pacific
                                             United        North     Continental        and
                                             Kingdom      America       Europe     Latin America     Total
                                                       ALL VALUES IN POUND STERLING (m)
                                           ------------ ------------ ------------- --------------- -----------
Year ended December 31, 1999:
Commission and fee income                    40.2         83.1        121.9          90.6           335.8
Operating profit                              4.4         10.9         12.5           5.7            33.5
Depreciation expense                          1.6          2.8          3.0           3.0            10.4

Year ended December 31, 1998:
Commission and fee income                    39.8         71.8        108.4         81.8            301.8
Operating profit                              4.5          8.2         10.1          3.2             26.0
Depreciation expense                          1.7          2.9          2.6          2.5              9.7

Year ended December 31, 1997:
Commission and fee income                    39.0         67.7        105.0         96.5            308.2
Trading profit                                6.5          6.3          8.3          3.5             24.6
Exceptional operating expense                  -            -            -            2.2              2.2
Operating profit                              6.5          6.3          8.3          1.3             22.4
Depreciation expense                          1.8          2.8          2.4          2.6              9.6


The directors consider that there is only one continuing business activity, namely advertising and marketing services, and that it is more appropriate to show a geographic analysis of revenue than turnover, which reflects the manner in which the Directors manage the Group's operations. Revenue by geographic destination is not materially different from revenue by geographic origin.

The Group's customers are located throughout the world. During 1999, 1998 and 1997 no clients accounted for more than 10% of either CCG's ongoing revenue or Cordiant's revenue.

Turnover between segments is not material.

Geographical   analysis  of  Group  share  of  joint   ventures  and  associated
undertakings operating profits:

                                                    1999          1998
                                                  (pound)m      (pound)m
                                               -------------   --------------
UK                                                  3.7             2.2
Continental Europe                                   -              0.1
Asia Pacific and Latin America                      1.2             0.3
                                               -------------   --------------
                                                    4.9             2.6
                                               =============   ==============

The following countries contribute individually to over 10% of Group Revenues:

                                              Revenue                                     Long lived assets
                      --------------------------------------------------------- --------------------------------------
                            1999                1998               1997                1999               1998
                          (pound)m            (pound)m           (pound)m            (pound)m           (pound)m
                      ------------------ ------------------- ------------------ ------------------- ------------------

UK                            40.2               39.8              101.1               3.2               4.0
US                            79.4               67.9              245.1              12.1               3.9
Australia                     48.7               48.7               70.7               4.3               4.6
Germany                       43.7               36.3               40.5               3.4               1.3
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


NOTE 29 - DIRECTORS' EMOLUMENTS

The total emoluments, pension costs and fees for the year ending December 31, 1999 were(pound)4,147,000 (1998: (pound)2,924,957) of which(pound)118,000 were fees (1998:(pound)231,146).

The emoluments, excluding pension contributions, of the Chairman and highest paid UK Director, were:

Year ended December 31, 1999
Charles Scott (Chairman and highest paid UK Director): (pound)226,000 Year ended December 31, 1998
Charles Scott (Chairman and highest paid UK Director): (pound)169,165


NOTE 30 - DIRECTORS' INTERESTS

The interests of the directors who were in office at the year end in the Company's share capital appearing in the register maintained by the Company pursuant to Section 325 of the Companies Act of 1985 were as set out below.


                                                                          Ordinary share options and equity
                                    Beneficially owned ordinary shares          participation rights
                                      December 31,         December 31,        December 31,     December 31,
                                          1999               1998                1999               1998
                                   ---------------- -------------------- ------------------- ----------------
M Bungey                                 55,990           55,990            1,537,130          1,537,130
A D'Angelo                                  960              960              810,255            860,337
J de Yturbe                                   -                -              854,397            854,397
D Fishburn                                    -                -                    -                   -
A Hamill(1)                           1,669,562        2,949,562              867,255            922,139
T Levitt                                 18,796           18,796                    -                   -
P M Schoning                                  -                -              725,827            725,827
C Scott(2)                               85,172           85,172              731,905            731,905
R Stomberg                                    -                -                    -                   -
J Tyrrell                                     -                -                    -                   -
W Whitehead                                 787              787              815,827            829,548
---------------------------------- ---------------- -------------------- ------------------- ----------------

(1) For disclosure purposes, Mr Hamill is deemed to be interested in all of the 1,669,562 shares held by TCG Employee Investment Pty Ltd. His beneficial interest is limited to approximately 13.2% of the shares held by TCG Employee Investment Pty Ltd at any given time. On 7 January 2000, TCG Employee Investment Pty Ltd disposed of 563,468.

(2)  Includes options and shares in spouse's name.

The directors' interests in the Company's share capital have not changed since December 31, 1999.



NOTE 31 - RELATED PARTIES

During 1999, 1998 and 1997 transactions in the ordinary course of business with associated companies were as follows:

                                                 1999       1998
                                               (pound)m   (pound)m
                                             ----------- ----------
              Media services                      182.1      214.0
              Production                           13.8        9.5
                                             ----------- ----------
                                                  195.9      223.5
                                             =========== ==========


The year end balances with associated companies are disclosed in Notes 12 and 17.

Contracts of significance which were entered into by the Group during 1999, 1998 and 1997 in which the directors of a subsidiary company had a material interest, details of which are given in Note 2, were as follows:

In August 1999, the Group acquired a 100% interest in Bates Clarion in India, for consideration of INR17.0 million ((pound)0.2 million). Bates Clarion was previously an affiliate.

In November 1999, the Group acquired the remaining 20% interest in Dr Puttner Bates, in Austria, for consideration of ATS5.8 million ((pound)0.3 million).

In November 1999, the Group acquired the remaining 40% interest in Bates Poland, for consideration of POZ0.7 million ((pound)0.1 million).

In November 1999, the Group acquired a further 7% interest in Verdino Bates in Argentina, for no consideration.

In November 1998, the Group acquired the remaining 24.9% interest in The Communications Group in Australia, for initial consideration of A$16.9 million ((pound)6.2 million).

In October 1998, the Group acquired a further 75% interest in Verdino Bates SA or Argentina, for consideration of ARP2.3 million ((pound)1.4 million).

In March 1997, Cordiant made a deferred payment of (pound) 0.4 million relating to the acquisition in 1996 of the minority interest in BSB Saatchi & Saatchi MC Limited in Poland.

In July 1997, Cordiant acquired a 51% interest in the share capital of Grapple Group 141 (Pty) Ltd for consideration of R1.8 million ((pound) 0.2 million).

In November 1997, Cordiant acquired a further 25% minority interest in the share capital of X/M Harrow Pty Ltd in Australia. Estimated cash payments of A$0.6 million (pound) 0.3 million) will be made in 2000.

In December 1997 Cordiant acquired a further 33% interest in Scholz & Friends Dresden GmbH in Germany. Deferred consideration of (pound) 2.2 million is payable in 2000.

During 1997 Cordiant made deferred payments totaling FFR31.3 million (pound) Sterling 2.9 million) relating to the acquisition in 1996 of the minority interest in Saatchi & Saatchi Advertising SA in France.

During  1997  Cordiant  made  deferred   payments   totaling   Pts1.206  million
((pound)5.0 million) relating to the acquisition in 1994 of the minority interest in Grupo Bates SA in Spain.

In October 1997, Cordiant sold NRG. NRG provided services to the film industry. Consideration of (pound) 24.4 million was received which was after deducting a fee of (pound) 8.0 million payable to certain of NRG's directors under the terms of an agreement entered into in 1995.

NOTE 32 - DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

FINANCIAL INSTRUMENTS - GROUP POLICY

The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central US$250 million ((pound)155 million) bank facility and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps, forward foreign currency contracts and foreign currency swaps. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not trade in derivatives and does not enter into transactions of a speculative nature or unrelated to the Group's investment activities. Derivatives are used only to manage the risks arising from the underlying business activities.

INTEREST RATE RISK

The Group is exposed to interest  rate  fluctuations  due to the  floating  rate central bank facility borrowings. The majority of these floating rate liabilities are denominated in sterling or US dollars. This exposure is managed via interest rate caps denominated in both sterling and US dollars. The Group aims to hold interest rate caps to cover the majority of its borrowings and with a variety of maturities. The current interest rate caps mature between December 2000 and June 2002. The Group will renew these caps on maturity.

LIQUIDITY RISK

The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities.

FOREIGN CURRENCY RISK

The Group has significant and diverse investments in foreign operations. The Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge international profits. The Group seeks to mitigate the effect of currency exposures by borrowing in the same currencies as the currencies in which it lends and by using currency swaps to match the currencies in which it lends.

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures, which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intergroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page F-44.

INTEREST RATE MANAGEMENT

Foreign exchange and interest rate exposures are managed centrally by the Group's treasury operations based in London and New York. The Board determines policies governing the use of financial instruments.

Interest rate management is undertaken to ensure that the majority of the Group's borrowing requirements is protected from significant increases in interest rates. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Net interest paid or received on interest rate swaps is included in the profit and loss account on an accruals basis.

As permitted by FRS13, the Group has not disclosed comparatives since this is the first year that FRS 13 has been applied.

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

INTEREST RATE PROFILE

The interest rate profile of the financial liabilities of the Group as at December 31, 1999 was:


                                              Floating rate          Fixed rate       Financial liabilities
                               Total            financial            financial            on which no
                                               liabilities           liabilities        interest is paid

Currency                                                ALL VALUES IN POUND STERLING (m)
------------------------- ----------------- ------------------- --------------------- ----------------------

Sterling                          49.6             49.6                 -                     -
US dollars                        28.1             16.2                 -                    11.9
Korean won                        15.9              -                  13.4                   2.5
Other                              8.5              4.2                 0.7                   3.6
                          ----------------- ---------------- --------------------- ----------------------
Total                            102.1             70.0                14.1                  18.0
                          ================= ================ ===================== ======================



    FIXED RATE FINANCIAL LIABILITIES     Weighted average      Weighted average
                                          interest rate      period to maturity
    Currency                                    %                  months
    ------------------------------------ ----------------    -------------------
    Korean won                                 8.0                  20
    Other                                     11.6                  37
                                         ----------------    -------------------
    Total                                      8.1                   20
                                         ================    ===================


The floating rate financial liabilities comprise bank borrowings bearing interest at fixed rates in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The financial liabilities on which no interest is paid, are liabilities relating to committed future acquisition payments due after one year. The weighted average period to maturity of these liabilities is 28 months.

The Group is exposed to interest rate fluctuations on the above floating rate bank borrowings. The interest rate exposure on the central borrowings is managed via interest rate caps denominated in both sterling and US dollars. The Group aims to hold interest rate caps to cover the majority of its borrowings and with a variety of maturities. The current interest rate caps mature between December 2000 and June 2002. The Group will renew these caps on maturity.

The interest rate profile of the financial assets of the Group as at December 31, 1999 was:


                                                                                        Financial assets
                                              Floating rate          Fixed rate            on which no
                               Total         financial assets     financial assets    interest is received
Currency                     (pound)m           (pound)m             (pound)m              (pound)m
------------------------- ----------------- ------------------- --------------------- ----------------------

Sterling                      5.7                 4.5                 -                     1.2
US dollars                   14.9                14.9                 -                     -
Korean won                    1.8                 -                   1.8                   -
Other                         2.4                 1.3                 -                     1.1
                          ----------------- ------------------- --------------------- ----------------------
Total                        24.8                20.7                 1.8                   2.3
                          ================= =================== ===================== ======================


FIXED RATE FINANCIAL ASSETS          Weighted average        Weighted average
                                      interest rate         period to maturity
Currency                                    %                     months
-----------------------------     --------------------      --------------------
Korean won                                 4.1                      2
                                  ====================      ====================


The floating rate financial assets comprise primarily short-term money market deposits bearing interest at rates fixed on an overnight basis by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank reference rates for all other financial assets. The remainder comprises loans to employees and other third parties, on which interest is fixed quarterly on an arm's length basis by reference to the appropriate interbank rate.

The financial assets on which no interest is paid comprise interest free loans and fixed asset investments. The weighted average period to maturity of the interest free loans is 12 months. There is no weighted average period to maturity for the fixed asset investments since these are held on an ongoing basis.

CURRENCY EXPOSURES

The Group's currency exposures, in other words, those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent these are not matched. As at December 31, 1999, after taking into account currency swaps and forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group's profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total value of (pound)6.8 million were outstanding at December 31, 1999 (1998:
(pound)23.0 million). It is Group policy to hedge only known, certain exposures and not to speculate on foreign currency movements.

MATURITY OF FINANCIAL LIABILITIES

The maturity profile of the Group's financial liabilities, excluding short-term creditors as defined, at December 31, 1999 were as follows:

                                                    (pound)m
    -------------------------------------------- --------------
    Expiring within one year                            7.8
    Expiring within one to two years                    6.0
    Expiring within two to five years                  88.2
    Expiring after five years                           0.1
                                                 --------------
                                                      102.1
                                                 ==============


BORROWING FACILITIES

The Group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 1999 in respect of which all conditions precedent had been met at that date were as follows:

                                                    (pound)m
    -------------------------------------------- --------------
    Expiring within one year                           70.7
    Expiring within two to five years                  19.4
                                                 --------------
                                                       90.1
                                                 ==============


The Group had committed central bank facilities of (pound)155.3 million, of which (pound)65.2 was drawn at December 31, 1999. Of these facilities, (pound)77.6 million matures in one year and (pound)77.7 million matures in 5 years. This maturity profile is expected to provide the Group with sufficient liquidity over the period of the facility.

Group borrowings outside the central bank facility are uncommitted borrowings, and as such could become repayable on demand. A total of (pound)3.2 million of such borrowings were outstanding at December 31, 1999. An allowance for repayment of uncommitted borrowings is made on the central committed facility.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of the book values of the Group's financial assets and liabilities as at December 31, 1999:

                                                                              Book values         Fair values
                                                                               (pound)m            (pound)m
                                                                          -------------------- ------------------
Primary instruments held to finance the Group's operations:
Short-term borrowings and current portion of long-term borrowings               (7.5)                 (7.5)
Long-term borrowings                                                           (75.9)                (75.9)
Cash deposits                                                                   21.0                  21.0
Other financial liabilities                                                    (18.7)                (18.7)
Other financial assets                                                           3.8                   3.8
----------------------------------------------------------------------------------------------- -----------------
Derivative instruments held to manage the interest rate and currency profile:
Interest rate caps                                                                  -                  0.4
------------------------------------------------------------------------- --------------------- -----------------


Market values have been used to determine the fair value of swaps and forward foreign exchange contracts, this analysis, however, provided an immaterial fair value disclosure. The fair values of interest rate caps have been calculated using indicative bank valuations of applicable contracts outstanding as at December 31, 1999.

HEDGES

As detailed above, the Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognized gains or losses on such hedges at either December 31, 1999 or December 31, 1998.

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

England               Bates Dorland Ltd.
                      The Facilities Group Ltd.
                      (30% Ordinary)
                      Zenith Media Holdings Ltd.
                      (50% Ordinary)

Australia             The Communications Group Pty Ltd.

Denmark               Bates Gruppen AS

Germany Scholz & Friends GmbH (90% Ordinary) Subsequent to year end the Group acquired the remaining 10%, refer note 34.

Korea                 Diamond Ad Ltd (80% Ordinary)

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

NOTE 34 - SUBSEQUENT EVENTS

There have been no material subsequent events, except as disclosed below:

o As at December 31, 1999, one of the joint venture partners had sold its 31% interest in SSBY Japan. However, at the date of signing CCG's accounts, the Group was still negotiating with the remaining joint venture partner, as to the final ownership structure. Consequently, CCG accounting for this company has not been changed, and will be finalised once renegotiations with the remaining joint venture partner have been concluded.

o On January 1, 2000, the Group acquired the remaining 10% in Scholz & Friends Hamburg, for a total consideration of DEM9.0 million ((pound)2.9 million).

o On March 1, 2000, acquisition of 100% of Healthworld Corporation for consideration of US$209.0 million ((pound)129.2 million), was approved by CCG shareholders and CCG issued 39.4 million new Ordinary shares on March 3, 2000 to Healthworld shareholders. Immediately after completion, Healthworld employees also held exercisable options over 6.4 million CCG shares. This acquisition will be accounted for using acquisition accounting.

NOTE 35 - NATURE OF BUSINESS

The Group is a  multi-national  advertising  and  marketing  services  business.
Ninety-eight percent of the Group's ongoing revenue is generated by its advertising networks. An analysis of revenue and assets by geographic region is set out in Note 28 to the consolidated financial statements.

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

NOTE 37 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A description of the significant differences between UK GAAP and US GAAP, including presentation of differences, that are applicable to the Group is set out below:

(A) US GAAP information and change in accounting policy under US GAAP

As  described  in  note  1, in 1999  for  purposes  of the UK GAAP  consolidated
financial  statements,   the  Group  adopted  FRS  12  "Provisions,   Contingent
Liabilities and Contingent Assets" to account for property provisions. In adopting FRS 12, the Group has restated its historical financial statements prepared under UK GAAP to disclose the results of the prior years had FRS 12 been in effect for those years. In connection with this restatement, the Group determined that certain errors had been made in prior years in the determination of property provisions and compensation expense under US GAAP. As a result, the financial statements undre US GAAP have been restated for all prior years. The impact of these changes on the net profit and shareholders' funds under US GAAP as previously reported as as follows:

                                                 Year ended December 31

Net profit under US GAAP -- Restated              1998              1997
                                                  ----              ----
                                                   Lm                Lm
                                                   --                --

Net profit applicable to Ordinary shareholders,
as previously reported                             4.8               6.8

Adjustments to correct errors related to:
        Property Provisions                       (0.9)             (3.6)
        Compensation expense                       0.7               0.1
                                                  -----             -----
Net profit attributable ot Ordinary shareholders,
as restated                                        4.6               3.1
                                                  =====             =====
Earnings per share
        Basic                                      2.1p              1.4p
        Diluted                                    2.1p              1.4p

                                                 Year ended December 31,
Equity shareholders' funds - Restated
                                                           1998
                                                           ----
                                                            Lm
                                                            --
Equity shareholders' funds, as previously reported         10.6

Adjustments to correct errors related to:
        Property provisions                                 7.3
        Compensation expense                                0.7
                                                          -----
Equity shareholders' funds, as restated                    18.6
                                                          =====


During 1999, the Group also reviewed its accounting policy for property provisions under US GAAP and concluded that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under US GAAP for the year ended December 31, 1999 of L14.9 million (6.6p per Ordinary share). The pro forma impact for the years ended December 31, 1998 and 1997, and as at December 31, 1998 assuming that this change had been applied retrovactively, is provided as additional disclosure.


(B) DIVIDENDS

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(C) GOODWILL AND US PURCHASE ACCOUNTING

Under US GAAP, goodwill (which excludes all contingent capital payments of approximatedly L46.0 million in 1999 and approximately L5.8 million in 1998) and identifiable intangible assets acquired are capitalized and amortized against income; identified intangible assets acquired in business combinations which are accounted for under the purchase method, are being amortized over their economic lives which range from three to 20 years and the remaining goodwill amortized over 40 years. In addition to systematic amortization, management also review on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

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

In the case of certain acquisitions, the allocation of the purchase price to identifiable intangible assets is preliminary and is subject to change pending the inalization of the allocation by the Company

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to January 1, 1998. Under US GAAP the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. For acquisitions on or after January 1, 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortized goodwill and intangible assets.

(D) DEFERRED TAXATION

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

(E) COMPENSATION COSTS

Under UK GAAP the Company does not recognize any compensation for certain performance based share options. Under US GAAP compensation expense is recorded for all performance based share options over the vesting period for the excess of the market price of underlying shares over the exercise price.

(F) LONG TERM PROPERTY PROVISIONS

Under US GAAP, provisions are made on a gross basis for properties, which are vacant and surplus to requirements after allowing for estimated sub-rental income. Such provisions were previously provided on a discounted basis in the presentation of US GAAP.

Under UK GAAP, the Group's property provisions are discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for on-going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

(G) PROPERTY LEASES

Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight-line basis over the term of the lease. Under UK GAAP, these increases have been recognized when payable.

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


                                                    Year ended December 31,
                                                  -----------------------------
                                                            1998      1997
                                                  1999    Restated   Restated
                                                  -----------------------------
Net (loss)/profit
  in (pound) million          - as reported        (6.3)     7.7        4.3
                              - Proforma           13.6      7.7        3.0

Earnings per share
  in pence          Basic     - as reported       (2.8)p    3.5p       1.9p
                    Diluted   - as reported       (2.8)p    3.4p       1.9p
                    Basic     - Proforma            6.0p    3.5p       1.4p
                    diluted   - Proforma            5.7     3.4p       1.3p


If the compensation cost of the options had been determined based on the fair value at the grant dates for 1999 and 1998 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated above. The revised amounts were determined based on employee share scheme awards in 1995 to 1999 only. Compensation cost is recognized over the expected life of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 62.8p, 34.8p and 33.6p for options granted during the year ended December 31, 1999, year ended December 31, 1998 and year ended December 31, 1997, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively; dividend yield of nil and nil per cent, expected volatility of 33%, 26% and 22% in 1999, 1998 and 1997, respectively, risk-free interest rate of 4.7%, 5.8% and 6.9% and expected lives of between 3.5 and 6.5 years.

(I) CASH FLOWS

The Consolidated Cash Flow Statement is prepared in accordance with Financial Reporting Standard No. 1 (revised) `Cash Flow Statements' ("FRS 1"). Its objectives and principles are similar to those set out in SFAS 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) exceptional non-operating items; (c) dividends from associated undertakings; (d) returns on investments and servicing of finance; (e) taxation: (f) capital expenditure and financial investment; (g) acquisition and disposals; (h) equity dividend paid; and (i) financing. SFAS 95 requires only three categories of cash flow activity:
(a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS 1 would be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95. Under US GAAP, capital expenditure and financial investment and acquisitions and disposals are reported within investing activities. Had bank overdrafts been shown as a financing activity in the Consolidated Cash Flow Statement the overdrafts (drawn) repaid would have been (pound)18 million and (pound)(13.4) million in the years ended December 31, 1999 and 1998 respectively. Under UK GAAP, short-term investments include short-term money market deposits of L6.4 million in 1999 and L0.8 million in 1998 that would be classsified as cash equivalents under US GAAP.

(J) Joint ventures and associated undertakings

US GAAP requires the disclosure of summarized financial information for investments in joint ventures and associated undertakings accounted for under the equity method, as follows:

                                        Joint                 Associated
                                       Venture               Undertakings
                                       -------               -------------

Commission and fee income               64.0                    30.2
Operating profit                         7.8                     5.5
Net profit                               1.3                     4.2
Group share of operating profit          2.9                     2.0
                                       ======                  =======
Total current assets                   172.4                    33.2
Other assets                             4.9                     4.7
                                      -------                  -------
                                       177.3                    37.9
                                      ========                ========

Total current liabilities              205.5                    24.9
Other liabilities                        2.4                     1.9
Shareholders' funds (deficiency)       (30.6)                   11.1
                                     --------                 --------
                                       177.3                    37.9
                                     =======                  ========

(K) Statement of comprehensive income

Under UK GAAP, the Company presents a statement of Total Recognized Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

(L) PROSPECTIVE ACCOUNTING CHANGES

The US Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement, as amended, is effective for the Company's year ending December 31, 2001. The Company has not determined the effect of the adoption of SFAS 133.

The Company does not believe that the effect of the adoption of FRS 16 "Current Taxation" for UK GAAP purposes in the year ending December 31, 2000 as described in Note 1 will be material.

Effects on net earnings of differences between US and UK GAAP

                                                                                  Year ended December 31,
                                                                                              Restated     Restated
                                                                                  1999          1998         1997
                                                                                   Lm            Lm           Lm
Profit for the year in conformity with UK GAAP                                     18.6           13.8         10.4

US GAAP Adjustments:
Amortization of goodwill and other intangibles                          (b)        (7.3)          (6.3)        (9.5)
Straight lining of property leases                                      (f)         -              -           (1.0)
Compensation costs                                                      (d)       (18.9)          (1.0)        (0.3)
Amortization of discount on property provisions                         (c)         1.3           (1.9)         3.5
                                                                              ------------- ------------- ------------

Net (loss)/profit applicable to Ordinary shareholders
    in conformity with US GAAP before cumulative
    effect of change in accounting principle                                       (6.3)           4.6          3.1
                                                                                  ========       ========      =======

Cumulative effect of change in accounting principle                               (14.9)           -            -
                                                                               ------------      ---------     --------

Net (loss)/profit applicable to Ordinary shareholders
    in conformity with US GAAP                                                    (21.2)           4.6          3.1
                                                                              ============= ============= ============

Net (loss)/profit per Ordinary share-basic                                         (9.5)p          2.1p         1.4p
                                                                              ------------- ------------- ------------

Average number of Ordinary shares (in millions)                                   226.6          222.4        221.9

Net (loss)/profit per Ordinary share-diluted*                                     (9.5)p           2.1p         1.4p
                                                                              ------------- ------------- ------------

Average number of Ordinary shares - diluted (in millions)*
                                                                                  239.6          233.3        222.9

* Potential common stock equivalents have been excluded from the computation of diluted net (loss)/profit per Ordinary share, because to do so would be anti-dilutive for the 1999 information presented.

Cumulative effect on shareholders' funds (deficiency) of differences between US and UK GAAP

                                                                                                            1998
                                                                                             1999         Restated
                                                                                              Lm             Lm
Equity shareholders' deficiency in conformity with UK GAAP                                   (45.8)         (63.9)

US GAAP adjustments
Dividends                                                                                      5.1            3.1
Goodwill and US purchase accounting in respect of acquisitions
                                                                                              61.5           69.1
Earnouts in pre-1/1/98 goodwill                                                                6.1            3.0
Discount on property provisions                                                               (6.3)           7.3
                                                                                         -------------- --------------

Equity shareholders' funds in conformity with US GAAP                                         20.6           18.6
                                                                                         ============== ==============


The following pro forma reconciliation to US GAAP is presented assuming that the change in accounting policy for properly provisions, as described in note 37(a), had been applied retroactively, with all prior periods restated.

EFFECTS ON NET EARNINGS OF DIFFERENCES BETWEEN US AND UK GAAP

                                                                              Year ended December 31,
                                                                        -------------------------------------
                                                                                        1998         1997
                                                                           1999       Restated     Restated
                                                                         (pound)m     (pound)m     (pound)m
                                                                        ------------ ------------ -----------
Profit for the year in conformity with UK GAAP                              18.6         13.8         10.4
US GAAP ADJUSTMENTS:
Amortization of goodwill and other intangibles                   (b)        (7.3)        (6.3)        (9.5)
Straight lining of property leases                               (f)         -            -           (1.0)
Compensation costs                                               (d)       (18.9)        (1.0)        (0.3)
Amortization of discount on property provisions                  (e)         1.3          1.2          4.7
                                                                        ------------ ------------ -----------
NET (LOSS)/PROFIT APPLICABLE TO ORDINARY SHAREHOLDERS
   IN CONFORMITY WITH US GAAP                                               (6.3)         7.7          4.3
                                                                        ============ ============ ===========

Net (loss)/profit per Ordinary Share - basic                                (2.8)p        3.5p         1.9p
Average number of Ordinary Shares (in millions)                            226.6        222.4        221.8
Net (loss)/profit per Ordinary Share - diluted *                            (2.8)p        3.4p         1.9p
Average number of Ordinary Shares - diluted (in millions) *                226.6        223.3        221.8


* Potential common stock equivalents have been excluded from the computation of diluted net (loss)/profit per Ordinary share, because to do so would be anti-dilutive for the 1999 information presented.


CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS (DEFICIENCY) OF DIFFERENCES
BETWEEN US AND UK GAAP -- Pro Forma                                                                    December 31,
                                                                                     ------------------------
                                                                                                     1998
                                                                                        1999       Restated
                                                                                      (pound)m     (pound)m
                                                                                     ------------ -----------
Equity shareholders' deficiency in conformity with UK GAAP                              (45.8)       (63.9)
US GAAP ADJUSTMENTS:
Dividends                                                                    (a)          5.1          3.1
Goodwill and US purchase accounting in respect of acquisitions               (b)         61.5         69.1
Earnouts in pre 1/1/98 goodwill                                              (b)          6.1          3.0
Discount on property provisions                                              (e)         (6.3)        (7.6)
                                                                                     ------------ -----------
EQUITY SHAREHOLDERS' FUNDS (DEFICIENCY) IN CONFORMITY WITH US GAAP                       20.6          3.7
                                                                                     ============ ===========

                                  EXHIBIT INDEX

Exhibit        Description

1.1            Consent of Independent Auditor

2.1 Loan Agreement for Facilities of up to $250,000,000 to Cordiant Communications Group plc and others, arranged by The Bank of New York and HSBC Investment Bank plc, dated November 8, 1999, as amended February 15, 2000.

2.2 Agreement and Plan of Merger dated as of November 9, 1999, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to
               Exhibit 2(a) to the Company's Registration Statement on Form F-4 (File No. 333-96241).)

2.3 Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(b) to the Company's Registration Statement on Form F-4 (File No. 333.-96241).)

3.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide the Commission with a list of subsidiaries of Cordiant Communications Group plc.