Form 20-F
period 2000-12-31
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 2001-06-29
CIK 1010401

As filed with the Securities and Exchange Commission on June 29, 2001
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

             [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

      Title of each class             Name of each exchange on which registered:
      -------------------             ------------------------------------------
American Depositary Shares, each      New York Stock Exchange
representing five Ordinary Shares
of 50p each

Ordinary Shares of 50p each*          New York Stock Exchange

---------------------------
* Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 364,561,997
                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

================================================================================

                                  INTRODUCTION

References

         In this Annual Report, "Cordiant" and "Group" refer to Cordiant Communications Group plc and, unless the context otherwise requires, its consolidated subsidiaries. "Cordiant plc" means Cordiant and its subsidiaries in relation to the period prior to the demerger of Saatchi & Saatchi plc on December 14, 1997. References to "Saatchi & Saatchi" or "Saatchi & Saatchi Group" are to Saatchi & Saatchi plc and, unless the context otherwise requires, its subsidiaries.

         References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain and references to the "Articles" are to Cordiant Communications Group plc's Memorandum and Articles of Association.

Currency Translation

         The Company publishes its consolidated financial statements in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling," "L," "pence" or "p" are to UK currency.

         For the reader's convenience, some financial information in this document has been translated from pounds sterling into US dollars. Unless otherwise specified, translations into US dollars contained in this Report are made at L1.00 to $1.4955, the noon buying rate in the City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 29, 2000. The Noon Buying Rate on June 25, 2001 was L1.000 to $ 1.4130. The convenience translations do not mean that the UK currency amounts actually represent the corresponding US dollar amounts stated or could be converted into US dollars at the assumed rate.

Forward-Looking Information

         This report contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements reflect the current views of Cordiant with respect to future events, but are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

         These statements include statements in "Item 5. Operating and Financial Review and Prospects--Industry Background" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of forward-looking statements relating to the Group's performance, particularly in "Item 4. Information on the Company - Organization and Services" and "Item 5. Operating and Financial Review and Prospects." The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the UK), the general level of advertising expenditures in the Group's markets referred to above, the overall level of economic activity in the Group's major markets as discussed above and other factors discussed in "Item 3. Key Information-Risk Factors." The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

         Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward looking statements contained in this document.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

         Not applicable.

Item 3.  Key Information.

Selected Financial Data

         The selected financial data set forth below is derived from the audited consolidated financial statements of Cordiant. The Consolidated Financial Statements and notes thereto as of December 31, 2000 and 1999 and for each of the years in the three year period ended December 31, 2000 have been audited by KPMG Audit Plc and are included elsewhere herein.

         The Consolidated Financial Statements of the Group are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 35 in the Notes to the Consolidated Financial Statements.

         With respect to 1997, significant changes were made to Cordiant's capital structure as a result of the demerger on December 14, 1997 by Cordiant plc of Saatchi & Saatchi Holdings Limited (further described under "Item 4. "Information on the Company"). The selected financial data set forth below with respect to 1996 and 1997 reflects the capital structure in place prior to the demerger, which was appropriate historically to Cordiant plc and the capital position, finance charges and tax liabilities included in such data do not reflect the Group's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Group effected the demerger prior to such period. See "Item 5. Operating and Financial Review and Prospects."

         The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements of Cordiant plc.

                                                                                        Year Ended December 31,
                                                                    ----------------------------------------------------------------
                                                                      2000       2000      1999       1998      1997     1996
                                                                      ----       ----      ----       ----      ----     ----
                                                                      $(1)        L          L           L         L       L
                                                                                 (In millions, except per share data)
CONSOLIDATED INCOME STATEMENT DATA:(2)
Amounts in Accordance with UK GAAP
     Revenue
        Continuing operations                                         $596.2    L392.3    L335.8    L301.8    L736.1    L754.9
        Acquisitions                                                  $183.5    L120.7         -         -         -         -
                                                                      ------    ------    ------    ------    ------    ------
        Total                                                         $779.7    L513.0    L335.8    L301.8    L736.1    L754.9
                                                                      ------    ------    ------    ------    ------    ------
    Profit on ordinary activities before tax
     historically reported(3)                                         $ 87.4    L 57.5    L 32.3    L 25.9    L 34.6    L 41.8
    Adjustment for provisions(4)                                           -         -         -    L (1.2)   L (4.7)   L (7.0)
                                                                      ------    ------    ------    ------    ------    ------
    Profit on ordinary activities before
       tax - restated(3)                                              $ 87.4    L 57.5    L 32.3    L 24.7    L 29.9    L 34.8
                                                                      ------    ------    ------    ------    ------    ------
    Net profit                                                        $ 51.1    L 33.6    L 18.6    L 13.8    L 10.4    L 17.2
                                                                      ------    ------    ------    ------    ------    ------
    Net profit per Cordiant ordinary share basic(2)                   $ 0.17      11.4p      8.2p      6.2p      4.7p      3.9p
    Net profit per Cordiant ordinary share diluted(2)                 $ 0.16      10.6p      7.8p      6.2p      4.7p      3.9p

Approximate Amounts in Accordance with US GAAP
    Profit/(loss) before change in accounting principles              $  7.3       4.9      (6.3)      4.6       3.1       5.1
    Cumulative effect of change in accounting principles(5)                -         -     (14.9)        -         -         -
                                                                      ------    ------    ------    ------    ------    ------
    Net profit/(loss)                                                  $ 7.3       4.9     (21.2)      4.6       3.1       5.1

    Net profit/(loss) per basic ordinary share(2)                      $ 2.5       1.6p     (9.5)p     2.1p      1.4p      1.1p
                                                                      ------    ------    ------    ------    ------    ------
    Net profit/(loss) per basic ADS(2)                                $ 12.5       8.3p    (47.6)p    10.3p      7.0p      5.7p

                                                                                             December 31,
                                                                    ---------------------------------------------------------------
                                                                      2000       2000      1999       1998      1997     1996
                                                                      ----       ----      ----       ----      ----     ----
                                                                      $ (6)        L         L          L         L        L
                                                                                 (In millions, except per share data)
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Accordance with UK GAAP
Working capital (deficiency)/asset (7)                                (230.0)   (153.8)     (6.2)     11.8       2.8     (59.8)
Total assets                                                         2,088.6   1,396.6     589.6     386.7     377.8     912.4
Long term liabilities, including minority interests                    286.5     191.6     185.0     136.9     123.2     262.6
Net assets/Liabilities (8)                                             706.0     472.1     (40.2)    (68.9)    (79.6)   (207.2)

Shareholder's funds/(deficiency)-historically reported                 692.9     463.3     (45.8)    (71.5)    (85.7)   (215.3)
Adjustment for provisions(4)                                             -          -         -        7.6       8.8      27.5
                                                                      ------    ------    ------    ------    ------    ------
Shareholder's funds/(deficiency)-restated                              692.9     463.3     (45.8)    (63.9)    (76.9)   (187.8)
                                                                      ------    ------    ------    ------    ------    ------
Capital Stock (9)                                                      272.6     182.3     114.4     112.7     111.0     230.1
Number of shares outstanding at year end                               364.6     364.6     228.8     225.5     221.9     443.7

Approximate Amounts in Accordance with US GAAP
                                                                      ------    ------    ------    ------    ------    ------
Shareholders' funds                                                    748.2     500.3      20.6      18.6      20.2      24.6
                                                                      ------    ------    ------    ------    ------    ------

                                                                                             December 31,
                                                                    ---------------------------------------------------------------
                                                                      2000       2000      1999       1998      1997     1996
                                                                      ----       ----      ----       ----      ----     ----
                                                                      $ (6)        L         L          L         L        L
                                                                                 (In millions, except per share data)

OTHER DATA:
  Weighted average number of shares outstanding
    Basic.....................................................         294.0     294.0     226.6      222.4     221.9    443.6
    Diluted in Accordance with UK GAAP........................         318.0     318.0     239.6      223.3     221.9    443.6
    Diluted in Accordance with US GAAP (10)...................         328.6     328.6     239.6      223.3     222.9    445.3

-----------------

(1) These figures have been translated into US Dollars at the average rate ofL1.00 to $1.52.

(2) Per share and per ADS amounts have been adjusted to reflect the share consolidation in connection with the demerger in 1997. However, capital stock and the weighted average number of shares outstanding for 1996 have not been adjusted for this share consolidation which took place in 1997.

(3) The profit on ordinary activities before tax reflects: (a) exceptional costs of L2.2 million and L16.5 million that were incurred in 1997 and 1996, respectively; (b) a profit on disposal of operations of L20.8 million and L17.8 million in 1997 and 1996 respectively; and (c) costs relating to the fundamental reorganization of the Group as a result of the demerger of L33.0 million in 1997. There were no such items in 1998, 1999 or 2000.

(4) Due to a change in UK GAAP in 1999, the Group now discounts its property provisions for the purposes of UK GAAP and restated the results of prior years as if this accounting has been in effect for those years.

(5) During 1999, the Group reviewed its accounting for property provisions under US GAAP and determined that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under US GAAP of L14.9 million (6.6p per ordinary share).

(6) These figures have been translated into US Dollars at the noon buying rate on December 29, 2000.

(7)  "Working capital" represents current assets minus current liabilities.

(8) "Net assets" represents total assets minus total liabilities. For UK reporting purposes, total liabilities exclude minority interests.

(9) "Capital stock" represents authorized, allotted called-up and fully paid ordinary share capital.

(10) Under UK GAAP, the dilutive effect of equity based contingent earnouts is restricted to those which have met their performance criteria at the balance sheet date. Under US GAAP, the full dilutive effect is taken.

Dividends

         Dividends recommended by Cordiant's Board of Directors in respect of a particular fiscal year are paid in the following fiscal year if approved by the Cordiant shareholders. The following table sets forth the annual dividends paid per ordinary share for the years 1996 through 1999, as well as the dividend amount per ordinary share for 2000 approved at the Annual General Meeting of shareholders held on June 12, 2001. The table shows the dividend amounts in pounds sterling, together with the US dollar equivalent, for each of the years indicated.

   Year                                    Dividend per Ordinary Share
   ----                                    ---------------------------
                                   (in pence)                         (cents)(1)
  1996                                 2.0                              3.3
  1997                                 1.2                              2.0
  1998                                 1.4                              2.2
  1999                                 1.8                              2.7
  2000(2)                              2.1                              2.9
--------------------



(1) Dividend amounts were translated into dollars at the noon buying rate for pounds sterling on the relevant dividend payment date. The amount shown for 2000 was translated into dollars at the noon buying rate on June 25, 2001.

(2) The 2000 dividend will be paid on June 29, 2001 to shareholders of record at June 1, 2001.

     For a description of the Group's dividend policy, see "Item 8. Financial Information--Dividend Policy."

Exchange Rate Information

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Ordinary Shares on the London Stock Exchange and as a result, are likely to affect the market price of the American Depositary Shares, or ADSs, in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in pounds sterling on the Cordiant Ordinary Shares represented by the ADSs.

     The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates for pounds sterling expressed in US dollars per L1.00.

                                                  Average*         High          Low          Period End
                                                  -------          ----          ---          ----------
1996..........................................      1.57           1.71          1.49            1.71
1997..........................................      1.64           1.70          1.58            1.64
1998..........................................      1.66           1.72          1.61            1.66
1999                                                1.62           1.68          1.55            1.61
2000..........................................      1.51           1.65          1.40            1.50
   December...................................                     1.50          1.44            1.50
2001
   January....................................                     1.50          1.46            1.46
   February...................................                     1.48          1.44            1.44
   March......................................                     1.47          1.42            1.42
   April......................................                     1.44          1.42            1.43
   May........................................                     1.44          1.42            1.42
   June (through June 25, 2001)...............                     1.42          1.37            1.41

--------------------
* The average exchange rate is based on the average of the exchange rates on the last business day of each month during the relevant period.

The Noon Buying Rate for pounds sterling on June 25, 2001 was L1.00 =
$1.4130.

Risk Factors

If Cordiant is unable to integrate companies that it has acquired or may acquire, the Group's operating results may be negatively affected.

         The Group acquired a number of companies in 2000, including Lighthouse Global Network, Inc. and Healthworld Corporation. Cordiant expects that the integration of acquired operations will place significant burden on its management. This integration is subject to risks and uncertainties, including:

o the inability to effectively assimilate the operations, services, personnel and cultures of entities that Cordiant acquires;

o    the diversion of management's attention to the combining of operations;

o undisclosed or potential legal liabilities of acquired businesses for which Cordiant may not have a contractual or legal remedy;

o    the potential disruption of the Group's business; and

o    the impairment or loss of relationships with employees and clients.

         If in connection with acquiring new businesses Cordiant fails to integrate its operations successfully or on a timely basis, or if it incurs any unforeseen expenses, the Group's financial performance could suffer.

Cordiant's ability to reduce costs quickly in response to revenue decreases may be limited.

         If advertising expenditures by Cordiant's clients decrease, Cordiant's revenues will be adversely affected. Cordiant has a limited ability to reduce its fixed cost base in the short term in response to such decreases. The most significant component of Cordiant's operating expenses is staff costs (approximately 60% in 2000). The Group's ability to reduce in the short term its operating expenses in response to decreased advertising expenditures by clients is limited because: severance and other costs reduce the impact of such actions; there is usually a delay between the decreases in expenditures and cost reduction actions; such actions may result in excess property that cannot be used or leased by Cordiant on acceptable terms although Cordiant remains liable for the lease payments; the Group's overhead and infrastructure costs cannot easily be reduced despite the decreases in advertising expenditures; business acquisition agreements entered into by Cordiant may limit its ability to reduce costs in those businesses in the short term; and there is a need to maintain sufficient staffing to service ongoing projects as well as to be prepared to respond to increases in clients' advertising expenditures.

Cordiant may face hurdles with respect to management of growth and acquisition risks.

         Cordiant's continuing growth will depend on a number of factors, including its ability to:

o    maintain the high quality of the services it provides to clients;

o    increase the number of services it provides to existing clients; and

o grow through the acquisition of other communications businesses in an environment of increased competition for acquisition candidates.

          There can be no assurance that the Group will be able to successfully achieve all or any of these strategies for growth.

Exclusivity arrangements with the Group's clients may limit its ability to provide services to others.

         It is customary in the marketing communications services industry to enter into exclusivity arrangements with clients. The Group has entered into these arrangements with a number of its clients, restricting its ability to provide services to their competitors. Cordiant has in the past been, and may in the future be, unable to take on new clients because such opportunities would require the Group to provide services to direct competitors of its existing clients. In addition, the Group risks harming relationships with existing clients if it agrees to provide services to their indirect competitors. Prospective clients may also choose not to retain Cordiant for reasons of actual or perceived conflicts of interest.

Cordiant generally does not have long-term contracts with its clients.

         Clients typically hire the Group on a project by project basis or on an annual contractual relationship. Moreover, clients generally have the right to terminate their relationships with Cordiant without penalty and with relatively short or no notice. Once a project is completed, there can be no assurance that a client will engage Cordiant for further services.

Cordiant depends on a number of key clients.

         Cordiant's revenues are dependent on the advertising sales and marketing expenditures of a number of key clients. In 2000, Cordiant's largest five clients accounted for approximately 22 percent of Cordiant's revenues.
 From time to time, highly successful engagements have ended because a client was acquired and the new owners decided not to retain the Group. The termination of the Group's business relationships with any of its significant clients, or a material reduction in the use of Cordiant's services by any of the significant clients, could adversely affect the Group's future financial performance.

Cordiant's international operations expose it to the risk of fluctuations in currency exchange rates.

         The results of operations and financial position of most of Cordiant's non-U.K. subsidiaries are reported in the currencies of countries in which those subsidiaries reside. That financial information is then translated into pounds sterling at the applicable exchange rates for inclusion in Cordiant's Consolidated Financial Statements. In 2000, approximately 84 percent of Cordiant's consolidated revenues were generated in local currencies and translated into pounds sterling.

         The exchange rate between these local currencies and the pound sterling fluctuates substantially, which has a significant translation effect on Cordiant's reported consolidated results of operations and financial position. Appreciation of the pound sterling against these currencies will result in the reduction of reported revenues and earnings before interest and taxes when consolidated and translated into pounds sterling. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Exchange."

Cordiant may encounter difficulty in managing its business due to the global nature of its operations.

         Cordiant operates in more than 80 countries around the world. As of December 31, 2000, Cordiant had approximately 23 percent of its 8,367 employees located in the United Kingdom, approximately 27 percent in Continental Europe, approximately 18 percent in North America and approximately 32 percent in Asia and Latin America. To manage its day-to-day operations, Cordiant must overcome cultural and language barriers and assimilate different business practices. In addition, Cordiant


                                       -7
is required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. Cordiant also must communicate and monitor group-wide policies across its global network. Cordiant's failure to successfully manage its geographically diverse operations could impair its ability to react quickly to changing business and market conditions.

Cordiant is dependent on key personnel.

         Cordiant is dependent on the efforts and abilities of its senior management and senior creative personnel. The loss of the services of any of these key employees could have a material adverse effect on the Group. In addition, while a number of executive officers of the Group have entered into employment agreements and confidentiality and non-solicitation agreements with Cordiant, there is no assurance that Cordiant would be able to retain the services of such individuals or prevent the unauthorized disclosure or use of its knowledge, practices, procedures or client lists.

Cordiant may be unable to recruit and retain qualified experienced professionals.

         The Group competes with other companies to recruit and hire from a limited pool of qualified, experienced marketing and communications professionals. If Cordiant is unable to hire and retain personnel, its business results will suffer. In addition, the Group's ability to generate revenues directly relates to its personnel, both in terms of the number and expertise of the personnel that Cordiant has to service the clients and the mix of full-time employees, temporary employees and contract service providers that it utilizes. As a result, if Cordiant fails to retain existing employees or hire new employees, it may not be able to complete or retain existing engagements or bid for new engagements of similar scope or revenues and its business, financial condition and operating results could be materially and adversely affected.

Cordiant may face increased competition and increasing industry consolidation.

         The marketing and communications industry is highly competitive. Cordiant competes with other marketing and communications firms, including international and local full-service and specialized marketing and communications firms and other contract sales and marketing organizations. A number of the Group's competitors will have substantially greater financial resources, personnel and facilities than the Group. In addition, if the current trend toward consolidation continues, Cordiant may have to compete for clients against larger firms that enjoy greater economies of scale and that can devote more resources to bidding for work. Although the Group believes that it will be able to compete on the basis of the quality of its creative product, service, reputation and personal relationships with clients, there can be no assurance that it will be able to maintain its competitive position in the industry.

Changes in government regulations could adversely affect Cordiant's business.

         A number of the services that the Group provides are subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising and other marketing-related regulations. In addition, certain industries in which some of the Group's clients operate are subject to regulations in the United States and in other jurisdictions that restrict the nature and method of advertising for products in those industries. If the regulation of advertising for products in these industries is made more stringent in the future, Cordiant's ability to earn revenues from its clients in these industries could be adversely affected.

Item 4.  Information on the Company

Organization

         Cordiant Communications Group plc is a public limited company organized under the laws of England in 1977. Cordiant comprises the ongoing businesses of Cordiant plc after the demerger of the Saatchi & Saatchi Group from Cordiant plc.

          Cordiant's principal corporate offices are located at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number 011-44-20-7262-4343. Information about Cordiant can be found on its website, www.ccgww.com. Cordiant's agent for U.S. federal securities law purposes is Michael J. Kopscak, Esq., Cordiant US Holdings, Inc., 498 Seventh Avenue, New York, New York 10018.

History

Cordiant is a global advertising and marketing communications group. The Group comprises:

o Bates Worldwide, one of the leading global communications networks in the world;

o Diamond Ad Ltd., Korea's second largest advertising agency, of which the Group owns 80 percent;

o Scholz & Friends, the largest multinational advertising network headquartered in Germany;

o    141 Worldwide, the marketing communications network of Bates Worldwide;

o Bates Healthworld, the international healthcare marketing agency, now a new division of Bates Worldwide;

o Business Communications International, a leading business communications consultancy;

o    Branding + Design, the global branding and design network;

o    CCG.XM network, offering internet-related services; and

o Zenith Media Worldwide, a global specialist media services and planning agency, of which the Group owns 50 percent.

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

         In 1986, Ted Bates Worldwide was acquired by Cordiant plc. Earlier that year, Cordiant plc had acquired a US agency, Backer and Spielvogel and, in 1987, the two agencies were merged to form Backer Spielvogel Bates Worldwide. The network was later rebranded Bates Worldwide, although Scholz & Friends was preserved as a separately branded advertising agency.

         In 1988, Cordiant plc formed a single media buying operation in the UK called Zenith Media Buying Services. The operation was renamed Zenith Media Worldwide in 1991 and in 1992 extended its services to include media planning. Following the demerger, Cordiant and Saatchi & Saatchi each retained a 50 percent shareholding in Zenith, which is accounted for as a joint venture.

         In December 1997, Saatchi & Saatchi was demerged from Cordiant plc, with the remaining businesses renamed Cordiant.

         In 1997, 141 Worldwide was established as a separately branded network within Bates Worldwide, specializing in sales promotion, direct marketing, interactive media and associated activities. Since the demerger, 141 Worldwide has expanded rapidly and now operates 78 offices in 49 countries.

         As a result of the demerger, Cordiant and Saatchi & Saatchi became separate publicly traded companies operating independently of each other. Neither company has any interest in the shares of the other. However, the Company and certain companies within the Group entered into certain agreements and arrangements with Saatchi & Saatchi and Zenith to enable the demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the demerger. In 2000 Saatchi & Saatchi was acquired by Publicis Groupe SA.

         In December 1999, Cordiant acquired 80 percent of Diamond Ad Ltd. Diamond was previously the in-house agency for Hyundai Group, and Hyundai retained a 20 percent interest in Diamond. The acquisition of Diamond significantly strengthened the Group's position in South Korea, the world's 10th largest advertising market, and further consolidated its relationship with Hyundai.

         In March 2000, Cordiant completed the acquisition of Healthworld Corporation, an international healthcare marketing agency. Healthworld provides multinational pharmaceutical clients with a wide range of communication services including advertising and promotion, medical education, contract sales, direct marketing, market research and interactive services. Healthworld has become a new division of Bates Worldwide.

         Also in March 2000, the Group consolidated its interactive businesses into a new global brand named CCG.XM. CCG.XM offers clients digital marketing and e-commerce consulting services.

         In September 2000, Cordiant acquired Lighthouse Global Network, Inc. an international network of specialist communications and marketing businesses. The transaction led to the creation of two new business streams, Branding + Design and Business Communications International (BCI). Branding + Design works for clients on a global and local basis across a range of design and branding services. BCI offers financial and corporate public relations, internal communications, M&A communications and investor relations.

         The Group's operations consist of advertising and other marketing services including direct marketing, media services, sales promotion, production services, interactive media, branding and design, and business communications consulting.

Strategic Objectives

         Following the demerger in 1997 the Group established a three-year strategic plan with objectives designed to position the business for faster growth and improved profitability. At the forefront of the Group's strategy was the objective to grow the percentage of revenues from marketing communications. In 1997, 80 percent of revenues were derived from advertising services. In 2000, on a pro forma basis adjusting for acquisitions, advertising services and marketing communications both represented 50 percent of total revenues.

         The Group's strategic priorities are to consolidate its leading positions in healthcare marketing, branding and design and business communications, and further enhance its total position in marketing services and specialist communications. To that end the Group has set itself the new objective of increasing the proportion of marketing communications to approximately two-thirds of total revenues by 2003.

         A strong profile in North America is central to the Group's ambition to become one of the world's leading communications groups. North America is key not only because it is the world's largest market for communications but also because an even greater proportion of global spend by multinational clients is controlled from the region. Cordiant intends to continue to strengthen its total business in North America and make its offer increasingly attractive to multinational clients on a global basis.

Organization and Services

         Historically, the Group was organized on a geographic basis. During 2000, the Group expanded by acquiring healthcare and other specialist communications and marketing businesses. As the result of this expansion in 2001, the Group's principal activities are organized as follows:

                      Advertising and integrated marketing

Bates Worldwide                              Advertising and marketing
                                                communications
Scholz & Friends                             Advertising and marketing
                                                communications
Diamond(1)                                   Advertising and marketing
                                                communications
141 Worldwide                                Marketing services

                            Other marketing services

Bates Healthworld                            Healthcare marketing
CCG.XM                                       Interactive services
Business Communications International        Business communications consulting
Branding + Design                            Branding and design services

                                 Media services

Zenith Media Worldwide2                      Media services
-------------
(1)   Owned 80 percent by Cordiant, 20 percent by Hyundai Group
(2) Owned 50 percent by Cordiant, 50 percent by Saatchi & Saatchi (acquired by Publicis Groupe SA in 2000)

         During 2000, advertising services accounted for 64 percent of the Group's revenues and marketing services accounted for 36 percent, on a reported basis, and 50 percent and 50 percent respectively on a pro forma basis. During 1999, advertising services accounted for 76 percent of CCG's revenues and marketing services accounted for 24 percent, on a reported basis, and 68 percent and 32 percent respectively on a pro forma basis.

         In 2000, the Group's largest five clients accounted for 22 percent of revenues. The two largest clients accounted for 9 percent and 6 percent, respectively, of total reported revenues.

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

         The agencies often perform a strategic planning function, which involves analysis of the particular product, service, brand, company or organization against its competitors and the market. The Group's agencies also evaluate the choice of media to reach the desired market most efficiently. In the case of global and regional campaigns, the Group's networks, Bates Worldwide and Scholz & Friends, plan and coordinate the implementation of their program through their networks of national agencies. The Group's agencies are involved in buying media space and time for their clients. This is executed by Zenith, by the agencies' in-house teams or sourced from external suppliers.

         Bates Worldwide

         Bates Worldwide is a global advertising and marketing communications network with 180 offices in 81 countries. Expanding from a base as an international advertising network, Bates Worldwide employs the expertise of its marketing services units to serve its clients, including 141 Worldwide, its global marketing services business and Bates Healthworld, the international healthcare marketing network.

         Scholz & Friends

         Scholz & Friends is the largest German-based multinational network* with 14 offices operating across Europe. Scholz & Friends provides clients with a wide range of marketing communications services including advertising, sales promotion, public relations, direct marketing, design, consulting and interactive media. Having previously owned 90 percent, the Group acquired the remaining 10 percent of Scholz & Friends held by minority shareholders in January 2000.

------------------------
*     Source:  Advertising Age, Agency Report April 2001.

         Diamond

         Diamond was established in 1983 by the Hyundai Group to provide Hyundai companies with a full range of advertising and marketing services. Other industrial groups in Korea have followed a similar strategy and each of the three largest agencies in Korea is linked to one of the major industrial groups. The Group acquired 80 percent of Diamond from Hyundai Group in December 1999, with Hyundai retaining the remaining 20 percent. Hyundai has been a major client of Cordiant for 15 years and after the acquisition is the Group's largest global client. Headquartered in Seoul, the agency has branch offices in Pusan (Korea), Los Angeles, Frankfurt and Beijing and employs over 500 staff worldwide.

Marketing Services

         141 Worldwide

         141 Worldwide is a global network specializing in marketing services, offering expertise in a wide range of activities including sales promotion, direct marketing, event marketing, merchandising, sponsorship, design and interactive media. Launched in 1997 as a separately branded network within Bates Worldwide, 141 Worldwide has grown rapidly and now comprises 78 offices in 49 countries.

Healthcare Marketing

         Bates Healthworld

         Bates Healthworld is an international healthcare marketing and contract sales organization headquartered in New York. Acquired by the Group in March 2000, as a new division of Bates Worldwide, Bates Healthworld provides its pharmaceutical and healthcare clients with a comprehensive range of integrated marketing services, including professional and direct-to-consumer advertising and promotion, contract sales, consulting, medical education, public relations, marketing research, interactive multimedia and database marketing. Bates Healthworld offers its clients international capabilities through its operations spanning 18 countries, including affiliates.

Interactive services

         CCG.XM

         CCG.XM was launched in March 2000 as Cordiant's e-business consulting and implementation firm. The newly unified brand joins the interactive resources of Cordiant and competes with both leading international consultancies and the e-commerce units of the major advertising networks. Headquartered in New York, CCG.XM has 16 offices worldwide offering Internet-related services that include strategic consulting, digital brand creation, web site development, systems integration and online marketing.

Business Communications Consulting

         Business Communications International

         Cordiant created the Business Communications International (BCI) group after it acquired Lighthouse in September 2000.

         BCI offer financial and corporate public relations, internal communications, M&A communications and investor relations. The division comprises Financial Dynamics, Morgen-Walke Associates, Gallagher & Kelly, Bulletin International and C&FD.

Branding and Design Services

         Branding + Design

         As part of Cordiant's strategy of establishing leading positions in marketing communications it has built, through strategic acquisitions, a global branding and design network.

         While Cordiant previously had a number of design businesses within the Group, the first strategic move towards building a global network was the acquisition of PSD, a London-based product design consultancy. This platform was significantly augmented with the acquisition of Lighthouse, which included one of the leading global brands agencies, Fitch, and a number of other specialist agencies: AAD in Arizona, Ideascope in Boston, Leonhardt in Seattle, Peclers in Paris and Primo Angeli in San Francisco. In November 2000 Cordiant added Bamber Forsyth, a brand identity and communications consultancy based in London.

Media Services

         Zenith Media Worldwide

         Zenith Media Worldwide is one of the world's leading media communications agencies. Zenith provides clients with specialized media planning, buying, evaluation and coordination, both in traditional and new media areas. Zenith is a joint venture operation owned equally by Cordiant and Saatchi & Saatchi, part of Publicis Groupe SA.

         In connection with the demerger, Cordiant plc, entities within the Saatchi & Saatchi Group and Zenith entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") to regulate the relationship between Cordiant and Saatchi & Saatchi as shareholders of Zenith.

         The Zenith Shareholders' Agreement makes provision for the operation of Zenith including:

     o    the composition of executive and non-executive management;

     o matters that require consent of both shareholders before they can be undertaken by Zenith (alteration of capital structure, annual business plan and contracts out of the ordinary course of its business or not at arm's length terms);

     o    the transfer of shares of Zenith; and

     o resolution of disputes both between shareholders and Zenith and clients of the shareholders and Zenith.

         Seventy-five percent of the distributable profits of Zenith are distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder may be retained by Zenith.

         The Zenith Shareholders' Agreement prohibits the transfer of shares in Zenith, except in some limited circumstances. It also contains options whereby one shareholder is entitled to acquire all of the Zenith shares of the other shareholder in the event that: (1) the other shareholder becomes insolvent; (2) the other shareholder experiences a change of control and following which there is a material breach of any of the terms of the media services agreement (described below) to which that shareholder is a party which either is not capable of remedy or is not remedied within a certain period; or (3) the other shareholder terminates the media services agreement to which it is a party.

         The Zenith Shareholders' Agreement will remain in force until (i) either shareholder acquires all of the shares in Zenith held by the other, (ii) an order is made or resolution is passed for the winding up of Zenith or (iii) a third party acquires all of the shares of Zenith.

         Each of the Company and Saatchi & Saatchi entered into a media services agreement with Zenith in 1997. Under the terms of these agreements, the shareholders each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each shareholder. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

         Each of the media services agreements will terminate on December 31, 2001 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.

Significant Subsidiaries

         The following table sets forth the significant subsidiaries owned, directly or indirectly, by Cordiant:

Country        Name of company               Included Within    Percentage owned

England        Bates UK Ltd                  Bates Worldwide          100%
Australia      George Patterson Pty Ltd      Bates Worldwide          100%
Germany        Scholz & Friends Group Gmbh   Scholz & Friends         100%


Korea          Diamond Ad Ltd                Diamond                   80%
US             Bates Advertising USA, Inc.   Bates Worldwide          100%
US             GHBM, Inc.                    Bates Healthworld        100%

Acquisitions & Disposals

         During the period from December 31, 2000 to June 4, 2001, Cordiant made the following material acquisitions:

         On January 5, 2001, Cordiant entered into an agreement to acquire the entire share capital of MicroArts Corporation ("MicroArts"), a United States e-business consultancy, for a maximum total consideration of $88.1 million (L59.1 million). The initial consideration of $47.4 million (L32.3 million) was satisfied by the issuance of Cordiant Ordinary Shares. The amount of the remaining deferred consideration of $40.7 million (L26.8 million) is dependent on MicroArt's financial performance to December 2003 and is payable in Cordiant Ordinary Shares.

         On April 3, 2001, Cordiant acquired Gallagher & Kelly Public Relations Limited, a leading business communications consultancy in Ireland, for a total consideration of L9.5 million. The initial consideration of L5.6 million was satisfied by the issuance of Cordiant Ordinary Shares. The remaining deferred consideration is dependent on Gallagher & Kelly's financial performance to December 2003 and is payable in Cordiant Ordinary Shares.

         On May 3, 2001, Cordiant acquired Bulletin International Limited, an international broadcast public relations consultancy, for a maximum total consideration of L8.5 million. This was satisfied by an initial payment of L2.9 million in cash and Cordiant Ordinary Shares. The remaining deferred consideration is dependent on Bulletin's financial performance to December 2003 and is payable in Cordiant Ordinary Shares.

         During 2000, the Group made the following acquisitions:

         In January 2000, the Group acquired the remaining 10 percent interest in Scholz & Friends, in Germany, for cash consideration of L2.9 million.

         In January 2000, the previous 31 percent holding in Saatchi & Saatchi Bates Yomiko KKK, renamed Bates Yomiko KKK, in Japan was increased by the acquisition of an additional 19 percent, for L0.1 million cash consideration.

         In January 2000, the previous 70 percent holding in Bates Fernandez SA in Argentina was increased by the acquisition of an additional 4.8 percent, for L0.2 million cash consideration.

         In March 2000, the Group acquired Healthworld Corporation. The purchase price for the acquisition included an initial payment of L148.3 million paid by the issuance of Cordiant ADSs and Cordiant Ordinary Shares and the conversion of Healthworld's employee options into options over Cordiant Ordinary Shares. The acquisition also provides for additional contingent cash payments of L3.3 million, due in the years 2001 and 2002 based on average earnings before interest, tax, depreciation, and amortization for the preceding years of certain subsidiaries previously acquired by Healthworld Corporation.

         In April 2000, the Group acquired PSD Associates Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of L14.6 million paid by Cordiant through the issuance of Cordiant Ordinary Shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L13.9 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant Ordinary Shares.

         In May 2000, the Group acquired substantially all of the assets of Arcom Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of L1.8 million paid by Cordiant through the issuance of Cordiant Ordinary Shares, and a further payment is due in the year 2003 based on the average profits for the preceding four years. Estimated total additional payments of L0.9 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant Ordinary Shares.

         In July 2000, the Group acquired Donino White & Partners in the United States. The purchase price for the acquisition included an initial payment of L7.3 million paid by the issuance of Cordiant Ordinary Shares, and further payments are due in the years 2002 through to 2003 based on the average profits for the preceding three years. Estimated total additional payments of L2.5 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant ADSs.

         In August 2000, the Group acquired a 85 percent holding in PPR Limited in Australia. The purchase price for the acquisition included an initial payment of L1.7 million paid in cash, and further payments are due in the years
2002 through to 2003 based on the average profits for the preceding three years. Estimated total additional cash payments of L4.4 million have been accrued.

         In September 2000, the Group acquired Lighthouse Global Network, Inc. The purchase price for the acquisition included a payment of L283.1 million paid by the issuance of Cordiant ADSs and Cordiant Ordinary Shares and the conversion of Lighthouse's employee options into options over Cordiant Ordinary Shares. The acquisition also provides for additional contingent cash payments of up to L17.7 million, due in the years 2001 through to 2005 based on average earnings before interest, tax, depreciation, and amortization for the preceding years for certain subsidiaries previously acquired by Lighthouse.

         In October 2000, the Group acquired Generator Limited in New Zealand. The purchase price for the acquisition included an initial payment of L2.0 million paid in cash, and further cash payments are due in the years 2001 through to 2003 based on the average profits for the preceding three years. Estimated total additional payments of L1.6 million have been accrued.

         In November 2000, the Group acquired Bamber Forsyth Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of L7.0 million paid by the issuance of Cordiant Ordinary Shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L9.0 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant Ordinary Shares.

         In November 2000, the previous 32 percent holding in Newcomm Bates Group in Brazil was increased by the acquisition of an additional 19 percent. The purchase price for the additional acquisition included an initial payment of L8.1 million paid in cash, and further cash payments are due in the years
2001 and 2003 based on the average profits for the preceding three years. Estimated total additional cash payments of L8.7 million have been accrued.

         In November 2000, the Group acquired an 80 percent holding in Intercom KG in Germany. The purchase price for the acquisition included an initial payment of L6.5 million paid by Cordiant through the issuance of Cordiant Ordinary Shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L0.1 million have been accrued.

         During 2000, the Group acquired: One Four One, Inc., in the Philippines; Camerote, in Spain; Immpressionist, in Finland; CKMP Limited, in the United Kingdom; Herman Beasley Limited in the United Kingdom; an 85 percent holding in Big Island Limited, in Australia; and ESC Communicacion, in Spain. Additionally, in 2000, the previous 28.9 percent holding in Ideaworks Limited, in Australia, was increased by the acquisition of an additional 46.2 percent; the previous 31.3 percent holding in Marketforce Limited, in Australia, was increased by the acquisition of an additional 18.8 percent. The consideration paid in 2000 for all these acquisitions was L4.6 million in cash and estimated total additional cash payments of L7.0 million have been accrued.

         During 1999, the Group made the following acquisitions:

         In December 1999, the Group acquired substantially all of the assets of Interactive Edge, Inc., a New York corporation, Interactive Edge, Inc., a Connecticut corporation and Interactive Edge, LLC, a Delaware limited liability company, all of which were commonly owned by the sellers in the acquisition. The purchase price for the acquisition included an initial payment of $6.1 million paid by Cordiant through the issuance of Cordiant ADSs having a value of $5.5 million and $600,000 in cash. The acquisition also provides for an additional contingent payment in 2003 of up to a maximum of $18.9 million based on Interactive Edge achieving certain revenues and operating margins for the three years ending December 31, 2002. The contingent payment will be paid entirely through the issuance of Cordiant ADSs. The Group has accrued an estimated total additional deferred consideration of L7.4 million at December 31, 2000 , payable in Cordiant ADSs.

         In December 1999, Cordiant acquired an 80 percent interest in the share capital of Diamond Ad Ltd. The initial consideration was L14.8 million in cash plus the assumption of approximately L12 million of debt, and further payments were due in the years 2000, 2001, and 2002 based on a multiple of average operating profits from 1999 to 2001, up to a maximum of L82.1 million. As at December 31, 1999, further payments, based upon management's forecasts were estimated at L25.8 million. A cash payment of L34.9 million was made in October 2000, and at December 31, 2000 it is expected that there will be no further payments.

         In October 1999, the previous 63 percent holding in Bates Fernandez SA in Argentina was increased by the acquisition of an additional 7 percent, for nil consideration.

         In November 1999, the previous 60 percent holding in Bates Poland Sp z.o.o. in Poland was increased by the acquisition of an additional 40 percent, for L0.1 million cash consideration.

         In November 1999, the previous 80 percent holding in Dr. Puttner Bates Werebeagentur GmbH in Austria was increased by the acquisition of the remaining 20 percent, for L0.3 million cash consideration.

         During 1999, the Group acquired: Cronert in Sweden; a 55 percent holding in LdV in Belgium; a 75 percent holding in Rodergas and Promopoma in Spain; Blue Skies Ltd. in the United Kingdom; a 50 percent holding in Appel Grafik GmbH in Germany; Bates Clarion in India; a 51 percent holding in Bates Romania in Romania; and Sarkka in Finland. The consideration paid in 1999 for all these acquisitions was L3.7 million in cash and estimated total additional payments of L0.2 million have been accrued at December 31, 2000 and these will be paid entirely through the issuance of Cordiant Ordinary Shares.

         During 1998, the Group made the following acquisitions:

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

         In Australia, a 24.9 percent holding in The Communications Group Pty Ltd. (the holding company for Cordiant's Australian businesses), was acquired, giving the Group 100 percent control.

         In Argentina, the Group's 10 percent investment in Verdino Bates SA was increased, at the same time acquiring and merging with it Fernando Fernandez SA, to give a 63 percent holding in the merged entity, which was, renamed Verdino Bates Fernando Fernandez SA. Also, in December 1998, the Group acquired a 32 percent equity interest in Newcomm Bates SA in Brazil.

         In Europe, small acquisitions were made of a 50.8 percent interest in EMC Starke & Gerlach GmbH, the holding company of 141 Germany Promotion and Communication GmbH, 51 percent of Kontoret As Reklamebyra in Norway, and the business of Not Just Film BV in the Netherlands which was merged into Bates Nederland BV, renamed Bates Not Just Film BV.

Disposals

         No material disposals took place in the first six months of 2001 or in 2000, 1999 or 1998.

         The share capital of Bates Japan Ltd was restructured in 1999, converting it from a wholly-owned subsidiary to a 31 percent joint venture investment in the renamed Saatchi & Saatchi Bates Yomiko KKK. No profit or loss was recognized in the consolidated profit and loss account as a result of this transaction.

Geographic Coverage

         Cordiant serves clients in all of the world's major advertising markets.

                      Geographic analysis of Group revenue

                                                                          Percentage of
                                                                   Consolidated Group Revenue
                                                             2000              1999            1998
                                                             ----              ----            ----
       UK                                                     16                12              13
       North America                                          29                25              24
       Continental Europe (including Africa and India)        26                36              36
       Asia Pacific and Latin America                         29                27              27


Competition

         The advertising industry is highly competitive at both an international and local level. Cordiant's principal competitors in the advertising industry are the large multi-national agencies based in the US, the UK and France as well as smaller agencies, which operate in local markets. The principal competitive factors include an agency's reputation, its creative strength and quality of client service, its ability to perceive clients' needs accurately, the commercial effectiveness of its ideas, its geographic coverage and diversity, its understanding of advertising media and its media buying power. In addition, an agency's ability to maintain its existing clients and develop new relationships depends to a significant degree on factors such as the interpersonal skills of the individuals managing client accounts. Normal practice in the industry is for agency contracts to have a three month termination period.

         Cordiant believes that the Group is well positioned to compete in the advertising and marketing communications industry. Cordiant also believes that the combination of the Group's local presence and its worldwide networks provides it with a strong operating format to implement advertising and marketing communication strategies on a worldwide basis.

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

Seasonality of Results

         In the year-ended December 31, 2000, 41 percent of revenues and 29 percent of operating profit was earned in the six months to June 30, 2000. In the year ended December 31, 1999, 50 percent of revenues and 32 operating profit was earned in the six months to June 31, 1999. If the results of the acquisitions made in 2000 are excluded, 47 percent of existing revenues and 34 percent of existing operating profit was earned in the six months to June 30, 2000.

         The seasonality of revenues and operating profits reflects the spending pattern of the Group's clients and the industries that they operate in.

Property


         Cordiant leases all its premises. The principal properties leased by Cordiant are as follows:

                                    Area          Annual Base          Next Rent        Expiration
                   Location        Sq. Ft.       Rental-Millions       Review Date        of Lease
                   --------        -------       ---------------       -----------        --------
498 Seventh Avenue                 204,000            $6.0                 2004             2014
New York, New York

121-141 Westbourne Terrace          62,500            L1.5                  --              2003
London, England


         In addition, in respect of Landsdowne House, Berkeley Square, London, England Cordiant leases 123,000 (1999: 103,000) square feet at an annual rental of L7.7 million (1999: L6.5 million), which is sublet for mainly coterminous periods as Cordiant at an average, annualized rental of approximately L6.5 million during 2000 (1999: L6.1 million). A further 50,000 square feet at an annual rental of L2.9 million is sublet on a short-term basis at an average annualized rental of approximately
L2.0 million during 2000.

         At December 31, 2000, Cordiant's owned and leased properties and fixtures (including furniture and equipment) had a net book value of L37.9 million ($56.5 million).

         Cordiant considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 2000, L19.6 million ($29.2 million) had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.

         The following outstanding property guarantees by Cordiant companies of obligations of certain companies in the Saatchi & Saatchi Group were not released in connection with the demerger in 1997: (i) the Saatchi & Saatchi Group's lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $17.9 million subject to periodic rent reviews; and (ii) the Saatchi & Saatchi Group's lease of premises at 21 Dukes Road, London, for a term expiring on October 31, 2016 with a tenant's right to break on October 31, 2006 with a current annual base rent of L255,882, subject to periodic rent reviews. Saatchi & Saatchi has agreed to give additional, or in some cases substitute, guarantees and to indemnify Cordiant against any liability in its preexisting guarantees.

         There are no material plans to construct, expand or improve the existing property facilities.

Environmental Policy

         As primarily a service-based operation, the Group believes that the impact of the Group's activities on the environment is small. However, steps are being taken to assess the impact of the Group's activities in terms of its premises, the use of equipment and the efficient consumption of resources with a view to developing Groupwide guidance and standards during 2001. Currently, as a minimum standard, all operating companies are expected to comply with local environment regulations.

Item 5.  Operating and Financial Review and Prospects.

General

         The information in "Operating and Financial Review and Prospects" concerning the results of operations and the financial condition of Cordiant refers to the Consolidated Financial Statements included in this Annual Report which are prepared in accordance with UK GAAP.

         Cordiant's ongoing revenue is generated from commissions and fees paid by clients. In each of the last three years, between 29 and 37 percent of ongoing revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees, which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set in conjunction with the client. The Group's advertising businesses generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of a number of the Group's marketing communications businesses are based on project specific assignments, although there is often a relationship with the same client over many years.

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

         The majority of Cordiant's net operating costs are staff related and over the past three years the Group's staff cost to revenue ratio (including temporary staff and freelancers) was approximately 58 percent. When revenue growth is slow or declining in any particular operating unit, Cordiant is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

         The profitability of new business varies depending on the terms of remuneration negotiated and on the nature of the assignment. In particular, profitability depends on whether revenue is generated by increased spending on existing assignments, new or existing clients or product categories and on the number of offices involved in the assignment.

         Cordiant has offices or affiliated agencies in over 80 countries and its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies have an impact on the operating result. Cordiant's costs are generally denominated in the same currency as the associated revenue, thereby mitigating the impact of exchange rate movements on operating profit. At the net profit level, the impact of exchange rate movements is also affected by the currency in which debt is denominated and the countries in which Cordiant's tax charges arise.

         For the purpose of this section, figures that are compared on a "constant currency" basis exclude the translation effect of exchange rate movements between the currencies in which Cordiant's revenues are earned and expenses are incurred and pounds sterling. The calculation of "underlying" revenue growth excludes these translation effects and takes into account the impact of acquisitions made in the period by adding the equivalent revenue from these acquisitions in the prior period to the base total revenues from which growth is measured.

Industry Background

         Spending in the advertising and marketing communications industry has historically been closely linked with growth in gross domestic product. With the economic slowdown in the United States and other economies, industry commentators expect growth in the advertising and marketing communications industry in 2001 to be substantially below that of 2000.

Recent Developments

         In the first four months of 2001, Group revenues grew by 47 percent on a constant currency basis with underlying growth of 3 percent. The recent economic slowdown, and in particular the decline in the technology sector, has impacted revenue growth for elements of the Group. In light of these more difficult trading conditions, headcount reductions have been made in a number of Cordiant's businesses and are being contemplated in others. While the Group's overall profitability will be impacted, operating margins are expected to improve on a full year basis over 2000. Revenue growth for 2001 as a whole is expected to be in line with the overall growth of advertising expenditures in our major markets.

Differences Between US GAAP and UK GAAP

         Cordiant's Consolidated Financial Statements are prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The Consolidated Financial Statements contain a reconciliation of net profit (loss) and shareholders' deficit to US GAAP for each of the years in the three year period ended December 31, 2000. The principal differences between the net profit / (loss) attributable to shareholders and shareholders' funds (deficit) under UK and US GAAP for 2000 are set out below (and discussed more fully in Note 35 in the Notes to the Consolidated Financial Statements).

     o US and UK GAAP adopt different accounting rules for the calculation and amortization of goodwill, which resulted in a L19.0 million increase in the goodwill amortization charge under US GAAP. The cumulative effect on shareholders' funds is an increase of L32.8 million.

     o UK GAAP requires that deferred tax assets are only recognized when they are expected to be recoverable without replacement by equivalent deferred tax assets. US GAAP permits deferred tax assets to be recognized if their realization is considered to be more likely than not. The effect on net profit and on shareholders' funds is an increase of L1.8 million.

     o Under UK GAAP committed costs relating to the relocation of acquired enterprises were treated as a fair value adjustment, whereas under US GAAP costs that have a future economic benefit to the combined company are expensed as incurred. This resulted in an extra charge of L0.4 million under US GAAP. There is no cumulative effect on shareholders' funds.

     o Under UK GAAP no compensation is recognized for certain performance based share options, but under US GAAP compensation expense is recorded for all performance based share options which resulted in an increase in costs of L11.4 million. There is no cumulative effect on shareholders' funds.

     o Under UK GAAP the Group's property provision is discounted to its net present value, and this discount is amortized over the life of the provision. Under US GAAP provisions are made on a gross basis and the amortization has been credited back to the net profit resulting in an increase of L1.1 million. The cumulative effect on shareholders' funds is a reduction in funds of L5.2 million.

     o Under UK GAAP research and development costs may be capitalized and amortized over their estimated useful life. Under US GAAP these costs are written off as incurred, resulting in an increase in costs of L0.8 million. The cumulative effect on shareholders' funds is a reduction in funds of L0.8 million.

         Under UK GAAP ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors. The cumulative effect on shareholders' funds is an increase in funds of L8.4 million.

Results of Operations

         Year Ended December 31, 2000 vs. Year Ended December 31, 1999

         Revenue

         Revenue by geographical area was as follows:

                                              Acquisitions             Total      % of Total      Total      % of Total
                                              ------------             -----      -----------     -----      ----------
                                           2000          2000           2000          2000         1999         1999
Revenue by geographical area               L m           L m            L m                        L m

United Kingdom                             38.1          46.0           84.1           16%          40.2         12%
North America                              96.3          52.2          148.5           29%          83.1         25%
Continental Europe                        125.3           7.8          133.1           26%         121.9         36%
Asia Pacific and Latin America            132.6          14.7          147.3           29%          90.6         27%
                                          -----          ----          -----           ---          ----         ---
Total                                     392.3         120.7          513.0          100%         335.8        100%
                                          =====         =====          ======         ====         =====        ====

         Revenue growth by geographical area and revenue by geographical area as a percentage of Group revenue were as follows:

                                                                                 Percentage of Group
                                                Revenue Growth 2000                    Revenue
                                                     Constant                     (Reported Basis)
                                        Reported     Currency     Underlying       2000       1999
                                        --------     --------     ----------       ----       ----
                                               %            %           %           %           %
United Kingdom                               109          109           9           16          12
North America                                 79           68          12           29          25
Continental Europe                             9           18          11           26          36
Asia Pacific and Latin America                63           62          17           29          27
                                              --           --          --           --          --
Group                                         53           54          13          100         100
                                              ==           ==          ==          ===         ===

         Group revenue increased by 54 percent to L513.0 million in 2000 from L335.8 million in 1999. On an underlying basis, revenue increased by 13 percent. Acquisitions in 2000 contributed revenue of L120.7 million.

         In the UK revenues increased by 109 percent to L84.1 million, representing 16 percent of Group revenues (1999: 12 percent). United Kingdom revenues increased by 9 percent on an underlying basis. Although trading results in the United Kingdom's advertising business were generally weaker than expected in 2000 due to reduced spending from clients, the recently acquired Healthworld and Lighthouse businesses performed strongly with substantial increases in client spending.

         In North America, revenues increased by 68 percent on a constant currency basis to L148.5 million. On an underlying basis revenues increased by 12 percent. The region represented 29 percent of the Group's revenues in 2000 (1999: 25 percent). Cordiant businesses performed strongly in the United

States in 2000 with increased client spending in most units, augmented by a number of new business wins during the year.

         In Continental Europe, revenues increased by 18 percent on a constant currency basis to L133.1 million and by 11 percent on an underlying basis.
This region (which includes revenues derived from Africa and India) represented 26 percent of the Group's revenues (1999: 36 percent). In Bates Europe, revenues increased by 15 percent to L87.5 million with increased levels of business activity from clients in a number of major units. Scholz & Friends revenues were up 12 percent on a constant currency basis to L41.5 million with net increases in spending from new and existing clients.

         Asia Pacific and Latin American revenues increased by 62 percent on a constant currency basis to L147.3 million and by 17 percent on an underlying basis. In 2000, this region accounted for 29 percent of the Group's revenues (1999: 27 percent). Australasia (Australia and New Zealand) revenues (39 percent of Asia Pacific and Latin American revenues) increased by 15 percent at constant exchange rates to L56.9 million. The Group has significantly extended its range of marketing services during the year in Australia with a number of in-fill acquisitions which increased revenue from this region in 2000. Asian revenues (58 percent of Asia Pacific and Latin American revenues) increased by 133 percent on a constant currency basis to L85.3 million, principally reflecting a full year contribution from Diamond which saw substantial increases in client activity in the year. Latin America accounted for the remaining 3 percent of revenues from this region.

         Operating Profit

         Operating profit by geographical area was as follows:

                                                                                           % of                % of
                                                        Acquisitions          Total       Total      Total    Total
                                                        -----------           ------     -------    ------    -----
                                                      2000         2000       2000        2000       1999     1999
Operating profit by geographical area                 L m          L m        L m                    L m

United Kingdom                                         1.3          6.6         7.9        13%        4.4      13%
North America                                          6.9          9.0        15.9        26%       10.9      33%
Continental Europe                                    15.1          0.9        16.0        26%       12.5      37%
Asia Pacific and Latin America                        18.9          2.7        21.6        35%        5.7      17%
                                                      ----          ---        ----        ---        ---      ---
Total                                                 42.2         19.2        61.4       100%       33.5     100%
                                                      ====         ====        ====       ====       ====     ====

         Operating profit growth by geographical area and operating profit by geographical area as a percentage of Group operating profit were as follows:

                                                             Percentage of Group
                                         Operating Profit     Operating Profit
                                              Growth           (Reported Basis)
                                         (Reported Basis)    2000       1999
                                         ----------------    ----       ----
                                             %                %           %
>
United Kingdom                              80                13          13
North America                               46                26          33
Continental Europe                          28                26          37
Asia Pacific and Latin America              278               35          17
                                            ---               --          --
Group                                       83               100         100
                                            ==               ===         ===

         Group operating profit increased by 83 percent on a reported basis to L61.4 million in 2000 from L33.5 million in 1999. Acquisitions in 2000 contributed operating profits of L19.2 million.

         In the UK, operating profits were up by 80 percent on a reported basis reflecting the contribution from acquisitions. In North America, operating profit grew by 46 percent on a reported basis, primarily due to the contribution from acquisitions. In Continental Europe, operating profit increased by 28 percent on a reported basis, reflecting the growth in revenue. In Asia Pacific and Latin America, operating profit increased by 278 percent on a reported basis, partly due to acquisitions in Australia and a full year contribution from Diamond.

         Operating Margins

         Operating margins by geographical area were as follows:

                                                       Operating Margin
                                                       (Reported Basis)
                                                     2000              1999
                                                     ----              ----
                                                        %                 %
United Kingdom                                        9.4              10.9
North America                                        10.7              13.1
Continental Europe                                   12.0              10.3
Asia Pacific and Latin America                       14.7               6.3
                                                     ----               ---
Group                                                12.0              10.0
                                                     ====              ====

         Operating margins in the UK fell from 10.9 percent in 1999 to 9.4 percent in 2000 on a reported basis, reflecting the weaker than expected performance of the UK advertising business and the introduction of lower margin contract sales business with the Healthworld acquisition. In North America, operating margins fell from 13.1 percent in 1999 to 10.7 percent in 2000 on a reported basis, due principally to significant initial costs in developing the Group's e-business capabilities. In Continental Europe, operating margins at Bates Europe improved to 12.0 percent from 8.8 percent. However, at Scholz and Friends, operating margins fell to 12.0 percent from 13.3 percent, principally due to development costs in their regional offices. In Asia Pacific, the main contributor to improved operating margins was a full year contribution from Diamond and a stronger performance from Bates Asia. In Australia, margins improved as the Group extended its range of marketing services with a number of in-fill acquisitions.

         Joint Ventures and Associates

         The Group's share of operating profits, primarily from Zenith, Newcomm Bates and The Facilities Group, increased to L5.6 million, up 14.3 percent from 1999. Zenith continues to perform well with revenue growth of 19 percent during the year and a further improvement in profitability.

         US GAAP

         Under UK GAAP the profit for the year ended December 31, 2000 was L33.6 million. After taking account of the differences in UK and US GAAP
(which are discussed briefly at the beginning of this Item 5 and more fully in Note 35 in the Notes to the Consolidated Financial Statements), the profit under the US GAAP was L4.9 million.

         Year Ended December 31, 1999 vs. Year Ended December 31, 1998

         Revenue

         Group revenue increased by 11 percent to L335.8 million in 1999 from L301.8 million in 1998. On an underlying basis, revenue increased by 8 percent.

         In the UK revenues increased by 1 percent to L40.2 million which represents 12 percent of Group revenues (1998: 13 percent). The restructuring of Bates UK as an integrated agency, and management changes impeded revenue growth in 1999.

         In North America, revenues increased by 16 percent to L83.1 million. On a constant currency basis the increase was 13 percent. The region represented 25 percent of the Group's revenues in 1999 (1998: 24 percent). The revenue growth reflected net new business wins and increased spending from existing clients.

         In Continental Europe, revenues increased by 12 percent and by 15 percent on a constant currency basis. This region (which includes revenues derived from Africa and India) represents 36 percent of the Group's revenues (1998: 36 percent). In Bates Europe, revenues increased by 13 percent on a constant currency basis reflecting growth in the existing businesses combined with in-fill acquisitions. Scholz & Friends performed well with revenue growth of 18 percent on a constant currency basis reflecting net new business wins and increased spending from existing clients.

         Asia Pacific and Latin American revenues increased by 11 percent and by 6 percent on a constant currency basis. In 1999, this region accounted for 27 percent of the Group's revenues (1998: 27 percent). Australasian (Australia and New Zealand) revenues (approximately 57 percent of Asia Pacific and Latin American revenues) decreased by 2 percent on a constant currency basis. This decline reflected reduced spending by existing clients. Asia revenues (approximately 38 percent of Asia Pacific and Latin American revenue) increased by 9 percent on a constant currency basis. The increase reflected a mixture of growth from existing businesses as economic growth resumed in the region and from acquisitions.

         Operating Profit

         Group operating profit increased by 29 percent to L33.5 million in 1999 from L26.0 million in 1998. On a constant currency basis, group operating profits increased by 29 percent.

         In the UK, operating profits were down 2 percent to L4.4 million in 1999. This marginal decrease reflected increased costs associated with the restructuring of Bates UK.

         In North America, operating profit grew by 33 percent to L10.9 million in 1999 (28 percent on a constant currency basis). This profit growth was driven principally by the increase in revenues and cost control.

         In Continental Europe, operating profit increased by 24 percent to L12.5 million in 1999. On a constant currency basis the increase was 26 percent. In Bates Europe, the increase of 34 percent on a constant currency basis reflected the successful integration of the recent acquisitions. In Scholz & Friends, the increase of 17 percent on a constant currency basis primarily reflected a strong conversion of revenue gains into operating profit.

         In Asia Pacific and Latin America, operating profit increased by 78 percent to L5.7 million in 1999. On a constant currency basis operating profit increased by 79 percent. In Australasia, operating profit declined by 70 percent on a constant currency basis. This primarily reflected a combination of lower revenues and investment costs in its interactive business. In Asia operating profits were achieved, from losses in 1998, giving an operating margin
7.6 percent. This improved performance reflected conversion of revenue growth into operating profits from existing businesses combined with net acquisitions.

         Operating Margins

         Group operating margin was 10.0 percent in 1999, an increase from 8.6 percent in 1998.

         On a geographic basis, operating margins were as follows:

                                                    1999         1998
                                                    ----         ----
                                                     %            %

         UK                                         10.9         11.3
         North America                              13.1         11.4
         Continental Europe                         10.3         9.3
         Asia Pacific and Latin America             6.9          3.9
                                                    ---          ---
         Group                                      10.0         8.6
                                                    ====         ===
         Joint Ventures and Associates

         The Group's share of operating profits, primarily from Zenith and Newcomm, amounted to L4.9 million, an increase of 88 percent over 1998. Of the L2.3 million increase, 52 percent was due to the acquisition of Newcomm. The remainder primarily was due to Zenith, which achieved revenue growth of 16 percent during 1999 combined with improved profitability.

Net Interest Expense and Similar Items

         Net interest expense and similar items for Cordiant amounted to L9.5 million in 2000 and L6.1 million in 1999. The increase in 2000 is primarily due to additional debt (further described under "-- Liquidity and Capital Resources") incurred to fund cash payments for acquisitions and debt assumed with the acquisition of Lighthouse Global Network Inc.

         Net interest expense and similar items for Cordiant amounted to L6.1 million in 1999 and L3.9 million in 1998. The increase in 1999 is due to increased interest rates and a L1 million write-off of unamortized bank fees relating to the refinancing of the Group's principal bank facilities.

Taxation

         In 2000 the Group's tax charge for the year was L18.1 million, representing an effective tax rate of 32 percent. In 1999 Cordiant's tax charge for the year was L10.6 million, representing an effective tax rate of 33 percent. In 1998 Cordiant's tax charge for the year was L9.2 million, representing an effective tax rate of 36 percent. The decrease in the Group's effective tax rate in 2000, 1999 and 1998 was principally due to the mix of international profits.

         During 2000, Cordiant adopted the new accounting standard FRS 16 "Current Tax". FRS 16 "Current Tax" specifies how current tax, in particular withholding tax and tax credits, should be reflected in the financial statements. There was no material impact to the financial statements from the adoption of this standard.

Equity Minority Interests

         Equity minority interests amounted to L5.8 million in 2000, an 87 percent increase compared to 1999. This increase was largely due to profits attributable to the 20 percent minority holders of Diamond. The increase resulting from the impact of Diamond was only partially offset by the decrease resulting from Cordiant's purchase of the outstanding 10 percent minority in Scholz & Friends at the start of 2000.

         Equity minority interests from ongoing businesses were L3.1 million in 1999 and L1.7 million in 1998. The increase in 1999 was principally due to the improved profitability of the Scholz & Friends network, of which the Group owned 90 percent, and the acquisition in December 1999 of 80 percent of Diamond in South Korea. The decrease in 1998 reflects the purchase of the 25 percent minority interest in The Communications Group in that year.

Return Attributable to Shareholders

         The Group's net profit attributable to ordinary shareholders for 2000 was L33.6 million, an increase of 81.9 percent on a constant currency basis. Diluted earnings per share were 10.6p compared to 7.8p in 1999, representing an increase of 35.9 percent for the year, on a reported basis.

         A dividend of 2.1p per share in respect of 2000 was approved at the Annual General Meeting of shareholders held on June 12, 2001. The comparable 1999 figure was a dividend of 1.8p. Earnings covered the recommended dividend
4.0 times in 2000 and 3.6 times in 1999.

         The Group's net profit attributable to ordinary shareholders for 1999 was L18.6 million, resulting in diluted earnings per share of 7.8p, and for 1998 was L13.8 million, resulting in diluted earnings per share of 6.2p.

         A dividend of 1.8p per share was paid in respect of 1999. The comparable 1998 figure was a dividend of 1.4p. Earnings covered the recommended dividend 3.6 times in 1999 and 4.4 times in 1998.


Liquidity and Capital Resources

         General

         The Group's primary liquidity sources are cash flows generated from its operations, the issuance of equity and debt securities and its banking facilities. In July 2000, Cordiant refinanced the Group's core banking facilities with a new committed facility of $400 million (the "Facility"). The Facility was used for cash acquisition payments, including Lighthouse Global Network Inc., other acquisition costs and for the Group's ongoing working capital requirements.

         The capital structure consists of both senior debt and equity. The Facility provides committed credit facilities at a rate between 0.7-1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. The Facility is divided into two amounts: (i) $175.0 million
(L117.4 million) initially maturing in November 2000 which was extended to November 2001 at Cordiant's option and subsequently repaid and canceled in April 2001, and (ii) $225.0 million (L151.1 million) maturing in November 2004.
The Facility requires the Group to comply with financial and other covenants. It also contains provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of covenants, cross default by certain companies in the Group in respect of indebtedness over a specified amount, and a change of control of Cordiant. The Facility is secured by guarantees from the principal companies of the Group.

         On December 31, 2000, the Group had drawings under the Facility of $267 million (L179.2 million), compared with drawings of $105 million
(L70.5 million) on December 31, 1999. The primary reason for the higher drawings were the Group's requirements for acquisition financing during 2000 and non-recurring capital expenditure relating to an office relocation in the US.

         On April 5, 2001, the Group issued US$175.0 million (L117.4 million) of 7.61 percent Guaranteed Senior Notes, in a private placement to institutional investors. The Guaranteed Senior Notes mature in April 2011 and have an average life of eight years taking into account scheduled repayments of US$35.0 million (L23.5 million) per year, beginning in April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of US$175.0 million (L117.4 million) maturing in November 2001.

         The undrawn element of Cordiant's senior bank facilities is required in part to fund the Group's acquisitions and cyclical working capital needs and in part to allow the Group to finance contingencies. Cyclical needs arise each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year which affect the Group's cash position.

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

         In connection with the demerger, Zenith entered into an agreement (the "Zenith Facility Agreement") which provided a L16.5 million secured reducing multi-currency revolving credit facility (the

"Zenith Facility"). The Company and Saatchi & Saatchi provided a guarantee to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantee is to be shared equally.

         At December 31, 2000 the amount outstanding under the Zenith Facility was L7.7 million. This facility amortizes by L4 million in 2001, with the balance due in 2002. In addition, the Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimus of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of the business of any subsidiary).

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

         Cash Flows from Operating Activities

         Cash generated from operating activities in 2000 was L45.3 million compared to L50.0 million in 1999, a decrease of L4.7 million. There was a net outflow of working capital in 2000 of L17.4 million compared to a net inflow of L10.8 million in 1999. In 2000, there was an additional outflow of L8.3 million in relation to a pre-payment for a property lease. These outflows were only partially offset by the L27.9 million increase in operating profit.

         Cash generated from operating activities in 1999 was L50.0 million compared with L19.8 million in 1998, an increase of L30.2 million. Of this increase, L7.5 million is derived from increased operating profit. There was a reduction in the payments in respect of unutilized property, which had been provided for in prior years, for ongoing operations from L7.0 million in 1998 to L4.8 million in 1999. The payments in respect of unutilized property in general represent the difference between the payments being made by Cordiant relating to excess space and the income Cordiant receives from subletting that space. The majority of the excess space arises from the restructuring of the former Cordiant businesses in the early 1990s. The balance of L20.5 million increase is derived from a working capital inflow of L10.8 million in the year, compared to a net working capital outflow of L9.0 million in 1998.

         Cash Outflows from Returns on Investments and Servicing of Finance

         In 2000, cash outflows from net interest expense (including bank fees) and dividends to minorities were L11.5 million compared to L7.0 million in 1999. Net interest paid by the Group increased from L4.3 million in 1999 to L7.1 million in 2000, largely due to the debt incurred to finance cash payments made in connection with acquisitions. Dividends to minorities increased from L1.0 million in 1999 to L2.1 million in 2000.

         In 1999, cash outflows from net interest expense (including bank fees) and dividends to minorities were L7.0 million compared to L4.9 million in 1998. Net interest paid by the Group increased from L2.4 million to L6.0 million, largely due to the payment of one-time fees in November 1999 relating to refinancing the bank facilities. Dividends to minorities decreased from L2.5 million to L1.0 million following the acquisition of the minority interest in Australia.

         Taxation Paid

         Net tax paid by the Group increased from L6.7 million in 1999 to L11.3 million in 2000, primarily due to acquisitions made during 2000.

         Cash Flows from Capital Expenditure and Financial Investment

         In 2000, payments for the acquisition of tangible fixed assets, net of receipts from disposals, amounted to L18.1 million compared with L18.3 million in 1999.

         In 2000, the net cash outflow from the acquisition and disposal of miscellaneous investments was L5.4 million compared with a net cash outflow of L0.3 million in 1999. The increase was principally due to a further investment in the shareholding in NewComm Bates, increasing the Group ownership to 51 percent.

         Cash Flows from Acquisitions and Disposals

         Payments for the acquisition of investments in subsidiary and associated undertakings in 2000 net of cash acquired with companies was L46.8 million compared with L22.2 million in 1999. Additional acquisition consideration of L440.9 million was satisfied by the issuance of 130 million Cordiant Ordinary Shares in respect of the acquisitions of the Group's 100 percent interest in PSD Associates Limited and Bamber Forsyth Limited in the United Kingdom, and Healthworld Corporation, Lighthouse Group Network Inc. and Donino White & Partners in the United States, and in respect of the Group's 80 percent interest in Intercom Management GmbH in Germany. Additional costs of approximately L98.2 million relating to deferred contingent consideration relating to acquisitions were also accrued during the year, and at the year end an accrual of L79.4 million remained. These accruals are expected to result in cash payments and the issue of shares in future years.

         There were no proceeds from the sale of subsidiaries during 2000 and 1999. In 2000, however, an investment was reclassified as a subsidiary as a result of an increase in the Group's ownership.

         Equity Dividends Paid

         In 2000, a dividend to equity shareholders of L5.1 million was paid in relation to 1999 profits, compared with the dividend of L3.2 million paid in 1999, in relation to 1998 profits.

         Cash Flows from Financing Activities

         In 2000, shares were issued for a cash value of L8.3 million (1999: L1.9 million) in connection with the exercise of employee share options.

         The net draw down of Group borrowing facilities was L53.4 million (1999:L25.2 million) and repayments of finance lease borrowings were L0.4 million (1999:L0.2 million).

         In 2000 the L53.4 million net drawdown of loans consisted of loans drawn of L122.8 million and repayments of L69.4 million represent the refinancing of the Group's bank facilities during the year and the funding of acquisitions.

         In 1999, shares were issued for cash value of L1.9 million (1998:L0.5 million) following the exercise of employee share options. The net draw down of Group borrowing facilities was L25.2 million (1998:L8.6 million) and repayments of finance lease borrowings was L0.2 million (1998:L0.2 million).

         In 1999, the L25.2 million net draw down of loans consisted of loans drawn of L90.9 million and repayments of L65.7 million representing the refinancing of the Group's bank facilities during the year and the funding of acquisitions made and capital expenditure incurred in 1999.

         In 1998, shares were issued for cash value of L0.5 million following the exercise of employee share options. The net draw down of Group borrowing facilities was L8.6 million and repayments of finance lease borrowings was L0.2 million.

         Material Commitments

         At December 31, 2000, the Group had L1.6 million (1999:
L0.4 million) of capital expenditure committed, but not provided for, relating to expenditure on information technology equipment, furniture and other equipment.

         The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to make certain capital payments in the form of deferred consideration. The Group's best estimate of commitments, totalling L79.4 million as at December 31, 2000 (1999:
L51.4 million), have been accrued in the balance sheet. Of this amount, L45.6 million is payable in cash with the remainder of L33.8 million being payable in new Cordiant Ordinary Shares.

         Working Capital

         The Group believes that the working capital is sufficient for its present requirements. Details of the financial instruments used by the Group, the maturity profile of debt currency and interest rate structure are disclosed in Note 32 to the Consolidated Financial Statements.

Item 6.  Directors, Senior Management and Employees.

Directors and Executive Officers

         The directors and executive officers of Cordiant are as follows:

Name                            Position                                                     Age
----                            --------                                                     ---
Michael Bungey                  Director and Chief Executive Officer of Cordiant and
                                Chairman and Chief Executive Officer, Bates Worldwide        61

Arthur D'Angelo                 Finance Director of Cordiant                                 49

Jean de Yturbe                  Director, Group President, Bates Worldwide                   54

Peter M Schoning                Director, Chairman and Chief Executive Officer,
                                Scholz & Friends                                             55

Charles Scott                   Chairman of Cordiant                                         52

Name                            Position                                                     Age
----                            --------                                                     ---

Ian Smith                       Director,  Chairman and Chief Executive Officer, CCG.XM      45

William Whitehead               Director, Group President and Chief Operating Officer,       55
                                Bates Worldwide

Dudley Fishburn                 Non-executive Director                                       55

Professor Theodore Levitt       Non-executive Director                                       76

Dr. Rolf Stomberg               Non-executive Director                                       61

James Tyrrell                   Non-executive Director                                       60

Denise Williams                 Company Secretary                                            43


         Executive Directors

         Charles Scott (52) Chairman: Mr. Scott joined the Board as Finance Director in January 1990. He was promoted to Chief Operating Officer in July 1991 and Chief Executive Officer in April 1993. In January 1995 he was appointed Chief Executive Officer and Acting Chairman, and in July 1995 was appointed Chairman. He is a non-executive director of several companies.

         Michael Bungey (61) Chief Executive Officer: Mr. Bungey became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe in 1988. He was appointed President and Chief Operating Officer of Bates Worldwide in 1993, Chief Executive Officer in April 1994 and Chairman in December 1994. He was appointed to the Board as Chief Executive Officer of Cordiant in December 1997.

         Arthur D'Angelo (49) Finance Director: Mr. D'Angelo joined Saatchi & Saatchi Holdings USA in 1987 and joined Bates USA in April 1994 as Executive Vice President and Chief Financial Officer. He was named Chief Financial Officer of Bates North America later that year, and was appointed Chief Financial Officer of Bates Worldwide in July 1995. He was appointed to the Board as Finance Director in December 1997.

         Jean de Yturbe (54) Director: Mr. Yturbe appointed President of HDM Europe from 1985 to 1990 and Chief Executive Officer of Eurocom Advertising Worldwide from 1990 to 1992. He joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and appointed a Group President for Bates Worldwide in December 1999.

         Peter Schoning (55) Director: Mr. Schoning joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends, and since 1995 he has led the agency as Chairman and Chief Executive Officer. He was appointed to the Board in December 1997.

         Ian Smith (45) Director: Mr. Smith joined George Patterson Bates in 1989 and was named General Manager and New Business Director in 1990. He became National Client Services Director in 1993 and National Managing Director in 1996. He was appointed to the newly-created position of President, International, Bates Worldwide in March 1998 and a Group President for Bates Worldwide in

December 1999. He was appointed to the Board in January 2000 and as Chairman and Chief Executive of CCG.XM in September 2000.

         William Whitehead (55) Director: Mr. Whitehead was named Executive Director of Worldwide Client Services at Bates Worldwide and Regional Director of Latin America for Bates Worldwide in May 1994. In December 1994 he was appointed Chief Operating Officer for Bates North America. He became President and Chief Operating Officer of Bates USA in September 1995. In July 1996 he became Chief Executive Officer of Bates North America. He was appointed to the Board in December 1997 and became a Group President for Bates Worldwide in December 1999 and President and Chief Operating Officer of Bates Worldwide in September 2000.

         Non-Executive Directors

         Dudley Fishburn (55) Non-executive Director: Mr. Fishburn is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of the Trustees of the Open University, Chairman of HFC Bank plc and a director of Philip Morris Inc.. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

         Professor Theodore Levitt (76) Non-executive Director: Professor Levitt is Edward W. Carter Professor of Business Administration, Emeritus, of the Harvard Business School, and formerly Editor of the Harvard Business Review. He serves on the board of seven Sanford C. Bernstein Funds, is a retired director of eight New York Stock Exchange companies, and author of numerous articles and books on economics, management and marketing. Professor Levitt was appointed to the Board in March 1990.

         Dr. Rolf Stomberg (61) Non-executive Director: Dr. Stomberg worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of John Mowlem & Company PLC and Management Consulting Group plc and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London. He was appointed to the Board in May 1998.

         James Tyrrell (60) Non-executive Director: Mr. Tyrrell was Group Finance Director of London International Group until November 1997, and executive director until August 1998. Previously he was Group Finance Director of Abbey National Plc, prior to which he was Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

         Executive Officers

         Denise Williams joined Cordiant in March 1998 as Deputy Company Secretary. Prior to that she was Group Secretary at Jacques Vert plc from 1992 to 1998. She was appointed Company Secretary in March 2000.

Re-election of Directors

         The Company's Articles require the Directors to retire by rotation each year at the Annual General Meeting, such that each Director offers himself for re-election at least once every three years. A retiring director shall be eligible for re-election. Any director not re-elected at the Annual General Meeting shall retain office until the Meeting appoints another person in his place, or if it does not appoint a replacement, until the end of the Meeting.

Corporate Governance

         Statement of compliance

         In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice ("the Combined Code") which embraces the work of the Cadbury, Greenbury and Hampel Committees and became effective in respect of accounting periods ending on or after December 31, 1998. In September 1999 the Stock Exchange published "Internal Control: Guidance for Directors on the Combined Code." The Board has taken note of the recommendations contained in the Combined Code and the Guidance for Directors and fully endorses the general principles behind the recommendations made.

         The Board is committed to high standards of corporate governance and has complied throughout the year with the provisions set out in Section 1 of the Combined Code with the exception that the Board has not considered the reduction of executive Directors' contract periods to one year or less.

         The Board

         The Board comprises seven executive Directors, including the Chairman who is responsible for running the Board, the Chief Executive Officer who has overall responsibility for running the Company's business, and four non-executive members. The Board considers all four non-executive Directors to be independent of management and free from any business or relationship which could materially interfere with the exercise of their independent judgment.

         In accordance with the recommendations of the Combined Code, Rolf Stomberg is the appointed senior independent non-executive Director.

         The Board, which met on nine occasions in 2000, provides effective leadership and manages overall control of the Group's affairs via a schedule of matters reserved for its decision. This includes approval of the annual budget, major capital expenditure, significant acquisitions and disposals, risk management policies and the approval of financial statements. The Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The Board delegates certain of its responsibilities to Board committees with clearly defined authority and terms of reference. The composition and functions of these committees are described below.

         The Audit Committee

         The Audit Committee comprises the non-executive directors only and was chaired during the year by James Tyrrell.

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

         The Audit Committee met on three occasions during 2000.

         The ultimate responsibility for reviewing and approving the financial statements and preliminary and interim results remains with the Board.

         The Remuneration and Nominations Committee

         The principal functions of the Remuneration and Nominations Committee are to determine on behalf of the Board and the shareholders the Company's policy for executive remuneration and the remuneration packages of the executive directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board.

         The Committee, which met on seven occasions in 2000, comprises the non-executive directors only and is chaired by Dudley Fishburn.

         The Risk Management Committee

         The Risk Management Committee comprises both executive and non-executive directors. The Committee is chaired by Charles Scott. The purpose of the Committee is to assist the Directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code.

         The main duties of the Risk Management Committee are to:

          o Establish a risk-based approach to maintaining a sound system of internal control which is embedded in the business processes of the Group
          o Review regular reports from management, focusing on an assessment of the significant risks and the effectiveness of the system of internal control in managing those risks
          o    Undertake an annual assessment of the significant risks facing the group and the internal controls to manage those risks
          o    Undertake an annual review for the purpose of making its public statement on internal control
          o    Review and direct the Risk Management services function

         The Risk Management Committee was formed in December 1999. The first meeting took place in January 2000. Four meetings were held during the year.

         Internal Controls

         As required by the London Stock Exchange, the Company has complied with the Combined Code provisions on internal control by establishing the procedures necessary to implement the guidance and by reporting in accordance with that guidance.

         The Board is responsible for the Group's system of internal control and for reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

         There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place since January 2000. The Risk Management Committee ("RMC") on behalf of the Board regularly reviews this process.

         The processes used by the Board to review the effectiveness of the system of internal control include:

        Risk Management Committee

         o    Approving the scope of the annual group risk management program

         o    Reviewing the results of the risk identification process

         o Providing input on risks and internal controls into the annual Board strategy discussions

         o Reviewing the effectiveness of the risk management process and discussing significant risk issues with the Board

        Audit Committee

         o Considering reports from internal and external audit on the system of internal control and any material control weaknesses

         o    Reviewing the internal audit and external audit work plans

        Other procedures

          o The Group has guidelines for capital expenditure, which include annual budgets and appraisal and review procedures. Where businesses are being acquired, there are established authority levels and due diligence requirements. Post investment appraisals are performed for major investments
          o The Group has a comprehensive system of financial reporting which includes an annual budget process, monthly reporting with rolling forecasts, half year and annual reporting to enable the Group to meet its public financial reporting requirements and bi-annual self certification by operating unit management on internal controls and compliance with group policies
          o The Group has certain centralized functions that are staffed by appropriately qualified individuals who draw on external professional advice. These include finance, tax, treasury, management information services, legal, company secretarial, risk management services and internal audit and investor relations

         At each year-end, before producing the Board's statement in the Consolidated Financial Statements filed with the United Kingdom's Registrar of Companies ("Annual Report and Accounts"), the Board, through the Audit and Risk Management Committees considers the following:

          o Self certification received from all operating units that, among other things, they have maintained appropriate systems of internal control during the period under review and complied with Group policies
          o Reports from internal and external audit on any major problems that have occurred during the year end

Relations with Shareholders

         The Directors place a high importance on maintaining good relationships with both institutional and private investors, and via an Investor Relations department, ensure that shareholders are kept informed of significant Company developments. Shareholders can access information on the financial statements and other up-to-date information on the Company via the Group's website at www.ccgww.com. Members of the Board meet regularly with institutional shareholders and analysts, and the Directors welcome the opportunity to meet with private investors at the Company's general meetings, where shareholders are invited to ask questions and express views on the Company's business.

Compensation

         In 2000, the aggregate amount of compensation paid or accrued for all directors and executive officers as a group (12 persons) who served during the year, was L4,253,000. Such compensation was mainly in the form of salaries and fees and included L95,000 set aside for pension plans.

         The table below reports remuneration by Cordiant for the year ended December 31, 2000. The compensation for executive directors for 2000 was approved by the Remuneration Committee.

------------------------- ------------ ------------ ------------ ------------ ------------ --------- --------------
                               Salary        Bonus           As    Long term     Benefits   Pension        Total
                                                     percentage    Incentive    in kind(1)  costs(2)   remuneration
                                                      of salary      plans
                               -------       ------  ----------    ---------    ----------  --------   ------------

                               L'000          L'000    percent      L'000         L'000      L'000          L'000
Executive Directors

Michael Bungey (CEO)             582(3)        567           97        14          86         40         1,289
Arthur D'Angelo                  263           263          100         9          14          8           557
Jean de Yturbe                   249            68           27        14          34         19           384
Peter Schoning                   249           337          135        14          10          -           610
Charles Scott (Chairman)         200             -            -         -          20         22           242
Ian Smith                        296            80           27         -          26          -           402
William Whitehead                362           170           47         9          37          3           581

Non-executive Directors
Dudley Fishburn                   31             -            -         -           -          -            31
Professor Theodore Levitt         27             -            -         -           -          -            27
Dr Rolf Stomberg                  29             -            -         -           -          -            29
James Tyrrell                     35             -            -         -           -          -            35


(1) Benefits in kind typically include company car, pension, medical and life insurance. Mr. Bungey, who is a UK citizen and has been relocated to the US, received an annual travel allowance for flights between the US and the UK for his wife.

(2) The amounts for pension costs disclosed in the executive directors' compensation are based on the cash cost to the employing company of defined contribution schemes.

(3) Mr. Bungey's salary includes an amount of L65,453 as part of a tax equalisation scheme in respect of tax paid on his remuneration under US tax law.

         The basic salary for each director is determined by taking into account an assessment of the director's experience, responsibility and market value. Salaries are reviewed annually.

         In addition to salary, all senior executives are eligible for an annual performance-related bonus, which is non-pensionable. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration varies in line with both corporate and personal performance.

         For the year ended December 31, 2000, the annual bonus paid to each executive director was a percentage of salary based on:

     o with respect to Messrs. Bungey and D'Angelo, the performance of Cordiant;

     o with respect to Messrs. Smith, Whitehead and de Yturbe, by reference to a combination of the performance of Cordiant and the business that each director heads; and

     o    with respect to Mr. Schoning, on the performance of Scholz & Friends.

         Miss Williams participates in a discretionary bonus scheme based on the performance of Cordiant.

For all executive directors and officers, only basic salary is pensionable. Their pension arrangements are as follows:

     o Mr. Bungey is a member of a small self-administered scheme to which Cordiant contributes 6 percent of his salary plus L15,000 per annum;

     o Mr. D'Angelo is entitled to an annual pension contribution of $7,500 and is also a member of the Bates Advertising USA Inc. 401K plan.

     o Mr. de Yturbe is not a member of any company pension scheme. However, pursuant to French legislation, his salary is subject to state pension scheme contributions, which are included in the table set forth above.

     o Mr. Scott receives a company contribution equivalent to 10 percent of his salary, which is paid into a personal pension scheme.

     o Mr. Whitehead is a member of the Bates Advertising USA Inc. 401K plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

     o Miss Willliams receives a company contribution equivalent to 6 percent of salary, which is paid into a group money purchase plan.

         The Board of Directors agrees on the remuneration of non-executive directors for their services as members of the Board and its committees within the limits imposed by Cordiant's Articles of Association. The Board retains discretion to approve additional payments for special services. The non-executive directors do not participate in any of the incentive or benefit schemes of the Group.

Service Agreements

         With the exception of Peter Schoning, no executive director has a service agreement containing a notice period exceeding one year.

         Mr. Schoning has a service agreement with Cordiant in respect of his directorship of Cordiant which may be terminated at any time on 12 months' notice. His underlying contract with Scholz & Friends includes a notice period of at least one-year ending on a financial year-end and may not be terminated until December 2002.

         With the exception of Mr. Schoning, if an executive director's service agreement is terminated by Cordiant within two years of a change of control, the executive is entitled to payment based on up to two years' remuneration.

         The Committee has considered the notice periods and termination arrangements in the light of the Combined Code and believes that it is appropriate for the executive directors to have service agreements on such terms taking into account their seniority and value to Cordiant, and the changes undergone by Cordiant in recent years.

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

         The non-executive directors do not have a service agreement, but are engaged under a letter of appointment. Professor Levitt has a letter of appointment for a period of one year, which expires on December 14, 2001. Dr Stomberg and Mr. Tyrrell are engaged for a period of three years ending on April 30, 2004, whilst Mr. Fishburn is engaged for a three-year period ending on December 14, 2003.

Share Ownership

         The following table lists, as of June 1, 2001, the directors' and officers' interests in Ordinary Shares, ordinary share options and equity participation rights.

Directors' Interests

                                    Beneficially Owned             Ordinary Share         Equity Participation
                                      Ordinary Shares                  Options                     Rights
                                    ------------------             --------------          -------------------
M. Bungey                               167,997                          509,809                     890,110
A. D'Angelo                                 960                          216,854                     593,401
J. de Yturbe                                  -                          260,996                     593,401
D. Fishburn                                   -                                -                           -
T. Levitt                                18,796                                -                           -
P. Schoning                              59,926                           72,500                     593,401
C. Scott*                                85,172                          488,821                           -
I. Smith                                      -                           35,000                     415,382
R. Stomberg                                   -                                -                           -
J. Tyrrell                                    -                                -                           -
W. Whitehead                                787                          222,426                     593,401
D Williams                                    -                           50,152                           -
-----------------
*Includes spouse's interests


Equity Participation Plan

         Participants in the Equity Participation Plan pay a cash sum to participate in the Plan and the benefits, if any, depend upon the performance of the Group. Grantees of awards have a maximum of 120 days from invitation in which to make payment to the trustee.

         Participants are eligible to receive shares if earnings per share growth is higher than the annual increase in the UK Retail Price Index plus 2 percent over a three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, they may receive up to a maximum of eight times the number of shares that could have been acquired with the original investment depending on how Cordiant's earnings per share growth ranks on a scale. To achieve maximum allocation requires EPS growth of 25 percent compound per annum.

         One-half of shares vesting will normally be received by participants after three years with the remainder issued one year later.

         One-half of awards to directors of Cordiant will vest depending on earnings per share growth as described above. The other half will be determined on total shareholder return compared with a group of major publicly quoted advertising groups. The maximum number of shares will vest if Cordiant is first or second of the comparator group. No new awards were made during 2000. At December 31, 2000, there were 50 participants with awards over a maximum of 10,541,137 shares. The Plan expired in December 2000, and no further awards may be granted thereunder.

Performance Share Option Scheme

         The Performance Share Option Scheme is similar to the Equity Participation Plan. Options granted under the Scheme have an exercise price equal to market value at the time of grant.

         Participants are required to agree to a salary or bonus sacrifice of up to L50,000 over a three-year period. The sum payable is one-eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. Participants are eligible to exercise their options depending on the performance of the Group over a three-year period. If earnings per share growth are higher than the UK Retail Price Index plus 2 percent, participants may exercise a proportion of the options based on a scale of earnings per share growth. Full exercise requires earnings per share growth of 25 percent compound per annum over three years.

         One-half of the eligible options may normally be exercised after three years with the remainder one-year later.

         Four new awards were made under the Scheme during the year whereby a total of 47 employees were invited to participate in the Scheme. Options over 2,187,109 shares were granted subject to salary or bonus sacrifices amounting to L653,502. At December 31, 2000, there were 152 participants holding options over a maximum of 9,916,064 shares. The Scheme expired in December 2000 and no further options may be granted thereunder.

Zenith Scheme

         Cordiant has an incentive scheme for senior executives of Zenith. To participate, executives invest in the Scheme by cash payment or salary or bonus sacrifice. The Scheme is set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant Ordinary Shares and, if necessary, cash. Actual entitlement will be determined by measuring the growth in Zenith's operating profit over a three-year period. The Scheme expired in December 2000 and no further options may be granted thereunder.

Sharesave 1995

         A savings-related share options scheme was in operation for UK employees during 2000, though no new options could be granted under it. In 1995, eligible employees were granted options linked to a five-year savings contract. The exercise price was fixed at 80 percent of market value at the time of grant. As part of the demerger process, employees of Saatchi & Saatchi holding these options were issued parallel unapproved options over Saatchi & Saatchi shares which were exercisable in lieu of the original options with the unaccumulated savings and interest/bonus under the Cordiant plc scheme. Employees of Zenith and The Facilities Group had parallel options split 50:50 between Saatchi & Saatchi and Cordiant shares. The original options under the Scheme and the parallel options over Cordiant shares vested during the year.

Other Schemes

         Cordiant also has two executive share options schemes, which expired in 1997 or earlier, under which there are subsisting options. Options granted to participants were issued at market value at the time of grant. Ordinary options are exercisable only if, over any three-year period from the date of grant, there is an increase of earnings per share of Cordiant of between 2 percent and 6 percent more than the increase in the Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in earnings per share from the date of grant has been sufficient to place Cordiant in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share. Group employees who ceased to be full-time employed by the Group as a result of the demerger in 1997 and employees of Zenith and The Facilities Group, who held options under these Cordiant schemes, were invited to cancel their options in return for replacement options split 50:50 between options over Cordiant shares and options over Saatchi & Saatchi shares.

New Share Option Schemes

         Two new schemes have been developed, which will replace the Equity Participation Plan and Performance Share Option Scheme. These schemes were approved by Cordiant's shareholders on June 12, 2001.

         Under a new Executive Share Option Scheme two types of options may be granted: market value options (for the majority of participants) and discounted options (principally, but not exclusively, for executive directors of Cordiant).

         Participants who are granted discounted options must make a non-refundable advance payment at the time of grant equivalent to 12.5 percent of the market value of the Cordiant Ordinary Shares that are subject to the option at the date of the grant. No advance payment is required for the market value options.

         Options under the Executive Share Option Scheme will not normally be exercisable unless the performance criteria set by the Remuneration Committee on grant have been achieved. Options granted to participants who are not directors of Cordiant will only be exercisable if the annual percentage growth in the Group's earnings per share over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3 percent and (b) 5 percent per annum. The options will only be exercisable in full if the Group's compound growth in earnings per share over the performance period exceeds 20 percent per annum.

         Options granted to individuals who are Directors of Cordiant will, as to 75 percent of Cordiant Ordinary Shares under option, be exercisable in accordance with the above earnings per share targets and, in relation to the other 25 percent, be exercisable based on the total shareholder return performance of Cordiant measured against a comparator group initially comprising 24 similar companies. If Cordiant's performance is such as to place it in the top quartile among that group of companies, all of that part of the option will be exercisable. If Cordiant's performance is such as to place it below the median, that part of the options will not be exercisable at all.

         Under the XM Plan, it is intended that CCG.XM Holdings Inc., ("XM") a subsidiary of Cordiant, will have the ability to grant options to acquire (whether by purchase or subscription) shares of XM to employees (including officers and executive employees) and directors of XM and its subsidiaries and affiliates. Options granted under the XM Plan will be either "incentive stock options", which are intended to qualify for special tax treatment in the US, or options that are not intended to be incentive stock options, referred to as "non-qualified stock options." Option holders will be required to pay the option exercise price in order to exercise the options. The option exercise price will at least be equal to the fair market value of the underlying stock on the date of grant of the option.

Employee Benefits Plans

         Cordiant employees are members of a number of pension schemes throughout the world, but principally in the UK and the US. Cordiant currently operates two principal UK pension schemes: a defined benefits scheme (the Cordiant Group Pension Scheme) and a defined contribution scheme (the Cordiant Group Money Purchase Plan). Since the demerger, Cordiant employees have remained members of these schemes.

         Employees of the Saatchi & Saatchi Group and Zenith continued their membership in both schemes during the year pursuant to Inland Revenue approval. Cordiant and Saatchi & Saatchi agreed that, at the end of a transitional period, Saatchi & Saatchi's members within the two UK pension schemes would be given the opportunity to transfer to new pension arrangements set up by Saatchi & Saatchi. The transfer took effect on April 6, 2001. A transfer payment determined by the trustee of the two UK pension schemes, having taken actuarial advice, will be made once Inland Revenue approval has been obtained to the new Saatchi & Saatchi pension arrangements in respect of the accrued rights under the relevant UK pension scheme of those members who had requested a transfer. Employees of Zenith will remain members of Cordiant's UK pension schemes.

Ownership Schemes

         Cordiant operated "ownership schemes" prior to the demerger, which allocated "network shares" to key executives, the value of the network shares increasing or decreasing in line with the network's performance against target. These schemes were replaced by the Equity Participation Plan and the Performance Share Option Scheme. Accrued benefits up to the date of the demerger were frozen at 50 percent of the value at December 31, 1997 in respect of participants in the Equity Participation Plan and the Performance Option Scheme and will be paid to executives in future years in accordance with the terms of the schemes.

         Awards to directors and executive officers under the ownership schemes were valued as follows:

                                                   Value at                                  Value at
                                          December 31, 1999    2000 Cash Payment    December 31, 2000
                                          -----------------    -----------------    -----------------
                                                   L                       L                    L
Michael Bungey                                28,481                  14,240               14,241
Arthur D'Angelo                               17,090                   8,545                8,545
Jean de Yturbe                                28,484                  14,242               14,242
Peter Schoning                                28,484                  14,242               14,242
Ian Smith                                     10,221                     -                 10,221
William Whitehead                             17,090                   8,545                8,545

                                      -44-

No awards were made under the ownership schemes during 2000.

         As of June 1, 2001, the number of Ordinary Shares subject to options granted to the directors and executive officers of Cordiant was 1,856,558.

         The table below describes the various share options awarded to the directors and executive officers of Cordiant as of June 1, 2001.

                    Original Date      Exercise Price
                         of Grant         (pence)         Number of shares      Exercise Period
                    -------------      --------------     ----------------      ---------------
M Bungey             03/05/1995                73             67,498             May 98-May 05
                     11/08/1995                95             67,497             Aug 98-Aug 05
                     10/04/1992               107             74,814             Apr 97-Apr 02
                     19/04/1996               130            150,000             Apr 01-Apr 03
                     23/04/1997               131             75,000             Apr 02-Apr 04
                     23/04/1997               131             75,000             Apr 00-Apr 07

A D'Angelo           03/05/1995                73             33,427             May 98-May 05
                     11/08/1995                95             33,427             Aug 98-Aug 05
                     19/04/1996               130             37,500             Apr 99-Apr 06
                     19/04/1996               130             37,500             Apr 01-Apr 03
                     23/04/1997               131             37,500             Apr 02-Apr 04
                     23/04/1997               131             37,500             Apr 00-Apr 07

J de Yturbe          03/05/1995                73             40,498             May 98-May 05
                     11/08/1995                95             40,498             Aug 98-Aug 05
                     19/04/1996               130             45,000             Apr 99-Apr 06
                     19/04/1996               130             45,000             Apr 01-Apr 03
                     23/04/1997               131             45,000             Apr 02-Apr 04
                     23/04/1997               131             45,000             Apr 00-Apr 07


P Schoning           19/04/1996                 130           17,500             Apr 01-Apr 03
                     23/04/1997                 131           27,500             Apr 02-Apr 04
                     23/04/1997                 131           27,500             Apr 00-Apr 07

C Scott              03/05/1995                  73          109,926             May 00-May 02
                     10/04/1992                 107           68,605             Apr 95-Apr 02
                     10/04/1992                 107           10,290             Apr 95-Apr 02
                     19/04/1996                 130          150,000             Apr 01-Apr 03
                     23/04/1997                 131           75,000             Apr 00-Dec 04
                     23/04/1997                 131           75,000             Apr 02-Dec 04

I Smith              23/04/1997                 131           17,500             Apr 02-Apr 04
                     23/04/1997                 131           17,500             Apr 00-Apr 07

                    Original Date      Exercise Price
                         of Grant         (pence)         Number of shares      Exercise Period
                    -------------      --------------     ----------------      ---------------

W Whitehead          03/05/1995                  73           21,213             May 98-May 05
                     11/08/1995                  95           21,213             Aug 98-Aug 05
                     19/04/1996                 130           45,000             Apr 99-Apr 06
                     19/04/1996                 130           45,000             Apr 01-Apr 03
                     23/04/1997                 131           45,000             Apr 02-Apr 04
                     23/04/1997                 131           45,000             Apr 00-Apr 07

D Williams           11/03/1999                 165           50,152             Mar 02-Mar 09


         During 2000, Cordiant Ordinary Shares traded on the London Stock Exchange opened at 293.0p, with a high of 406.0p, and a low of 230.5p, and closed at 277.0p on December 31, 2000.

         During the year, Mr. Schoning exercised options over a total of 59,926 shares on August 18, 2000, which, based on a market value of 344.5p on that day, gave rise to a gain of L148,056.17.

         Other than as disclosed above, no options were granted to, or exercised by, serving directors during the year, and no options lapsed during the year in respect of such directors.

Employees and Labor Relations

         As of December 31, 2000, Cordiant had approximately 8,367 employees worldwide. The following table sets forth the number of employees at December 31, 2000, 1999 and 1998.

                                                         Employees at December 31,
                                                         -------------------------
                                                    2000             1999           1998
                                                    ----             ----           ----
United Kingdom                                      1,878             520             523
North America                                       1,491             941             882
Continental Europe                                  2,286           1,850           1,676
Asia Pacific and Latin America                      2,712           1,842           1,823
                                                    -----           -----           -----
Average number of employees of the Group            8,367           5,153           4,904

         The success of Cordiant's advertising and media services businesses, like that of all communication groups, depends largely on the skill and creativity of their personnel and their relationships with clients. Cordiant believes that its relationships with its employees are good.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

         The Company is not owned or controlled by any government or by any other corporation.

         There is one holder of 5 percent or more of the issued Ordinary Share capital of Cordiant as of June 1, 2001:

------------------------------ -------------------------- ----------------------
Name                           Ordinary Share Capital     Percentage Held
------------------------------ -------------------------- ----------------------


GTCR Fund VILP                 21,071,823                 5 percent
------------------------------ -------------------------- ----------------------


         Cordiant believes that, as of June 1, 2001, 3 percent of the outstanding Cordiant Ordinary Shares, which are represented by American Depositary Shares, were held in the US by 644 record holders and 11 percent of the Cordiant Ordinary Shares were held in the US by approximately 111 record holders. Cordiant estimates that, as of June 1, 2001, an additional 8 percent of Cordiant Ordinary Shares are owned beneficially by US persons giving an aggregate US holding of 22 percent.

Related Party Transactions

         The following contracts were entered into by Cordiant with related parties during 2000:

         In January 2000, the Group acquired the remaining 10 percent interest in Scholz & Friends, in Germany, for consideration of DEM 9.0 million
(L2.9 million).

         In January 2000, the Group acquired a further 19 percent interest in Bates Yomiko, in Japan, for consideration of JPY 19.0 million (L0.1 million).

         In December 2000, the Group acquired a further 19 percent interest in NewComm Bates, in Brazil, for consideration of BRL 23.7 million (L8.1 million).

         During 2000 and 1999, Cordiant conducted transactions in the ordinary course of business with joint ventures and associated undertakings on arm's length terms.

         The balances at December 31, 2000 with joint ventures and associated undertakings are disclosed in Notes 10 and 17.

Item 8.  Financial Information.

Consolidated Financial Statements

         See  "Item 18.  Financial Statements."

Legal Proceedings

         There are no material legal or arbitration proceedings involving the Group, including governmental proceedings pending or known to be contemplated.

Dividend Policy

         Dividends recommended by Cordiant's Board in respect of a particular fiscal year are paid in the following fiscal year if approved by Cordiant's shareholders.

         Under UK company law, the ability to pay a dividend is dependent on whether the Company has distributable reserves. At December 31, 2000, the Company had distributable reserves of L38.5 million.

         The Board of Directors makes dividend determinations taking into account the Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any. Consideration is given to the declaration of foreign income dividends, if appropriate.

Significant Changes

         Acquisitions

         The material acquisitions that Cordiant has made in the period from December 31, 2000 to June 20, 2001 are described in "Item 4. Information on the Company--Acquisitions & Disposals."

         Current Trading

         The performance of the Group in 2001 is discussed in "Item 5. Operating and Financial Review" and Prospects--Recent Developments."

         Financing

         On April 5, 2001, the Group issued $175.0 million (L117.4 million) of 7.61% Guaranteed Senior Notes in a private placement to institutional investors. The Guaranteed Senior Notes will mature in April 2011 and have an average life of eight years taking into account scheduled repayments of $35.0 million (L23.5 million) per year, beginning in April 2007. The proceeds of this issuance were used to repay and cancel committed bank facilities of $175.0 million (L117.4 million) maturing in November 2001.
See "Item 10. Additional Information--Material Contracts."

Item 9.  The Offer and Listing

         Cordiant Ordinary Shares are quoted on the London Stock Exchange. The table below sets forth, for the quarters indicated, the reported high and low middle market quotations for the Ordinary Shares on the London Stock Exchange based on its Daily Official List. Such quotations have been translated in each case into US dollars at the noon buying rate on each of the respective dates of such quotations.

                                                          Pence Per              Translated into
                                                        Ordinary Share              US Dollars
                                                      High          Low         High          Low
                                                      ----          ---         ----          ---
      Annual highs and lows
      1996                                           138.0          90.0       2.09          1.47
      1997                                           135.5          98.5       2.22          1.59
      1998                                           136.0          88.5       2.27          1.46
      1999                                           301.5         107.0       4.89          1.77
      2000                                           406.0         230.5       6.46          3.40

      Quarterly highs and lows
      1999     First Quarter                         167.0         107.5       2.72          1.78
               Second Quarter                        193.0         155.5       3.08          2.49
               Third Quarter                         198.0         165.0       3.10          2.55
               Fourth Quarter                        302.0         172.0       4.88          2.80

      2000     First Quarter                         406.0         267.0       6.47          4.40

                                      -48-

                                                          Pence Per              Translated into
                                                        Ordinary Share              US Dollars
                                                      High          Low         High          Low
                                                      ----          ---         ----          ---

               Second Quarter                        386.5         280.0       6.17          4.24
               Third Quarter                         374.5         259.0       5.67          3.83
               Fourth Quarter                        310.0         242.5       4.44          3.45

      2001     First Quarter                         293.5         240.0       4.38          3.43
               Second Quarter                        273.5         194.5       3.93          2.73
                 (through June 25, 2001)

      Monthly highs and lows
      2000     December                              291.5         244.0       4.27          3.51

      2001     January                               293.5         256.5       4.38          3.76
               February                              287.5         264.5       4.21          3.82
               March                                 284.0         240.0       4.15          3.43
               April                                 263.5         199.5       3.79          2.89
               May                                   273.5         240.0       3.93          3.43
               June (through June 25, 2001)          254.0         194.5       3.53          2.73

         Cordiant Ordinary Shares trade in the US on the New York Stock Exchange in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts. Each ADS represents five Ordinary Shares. The depositary for the ADSs is The Bank of New York. The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions.

                                                     US dollars per
                                                          ADS
                                                  High            Low
                                                  ----            ---

Annual highs and lows                             6 3/8           4
1996                                              9 1/2           4 5/8
1997                                             12 1/4           7
1998                                             24 1/2           9 1/4
1999                                             32 1/4          16 7/8
2000

Quarterly highs and lows
1999
      First Quarter                              13 5/8           9 1/4
      Second Quarter                             15 1/2          12 7/16
      Third Quarter                              15 1/2          12 3/4
      Fourth Quarter                             24 7/16         14

2000
      First Quarter                              32 3/8          22

                                                     US dollars per
                                                          ADS
                                                  High            Low
                                                  ----            ---

      Second Quarter                             30 7/8          21 3/16
      Third Quarter                              28              18 6/8
      Fourth Quarter                             21 7/8          17 1/8

2001
      First Quarter                              21 1/5          18 1/5
      Second Quarter                             19 9/20         14 1/10
           (through June 25, 2001)

Monthly highs and lows
2000  December                                   21              17
2001  January                                    22              18 3/4
      February                                   21              18 7/10
      March                                      20              17 1/5
      April                                      19 1/10         14 1/10
      May                                        19 9/20         17 1/5
      June (through June 25, 2001)               17 3/5          14 1/10


Item 10.  Additional Information

Memorandum and Articles of Association

          Cordiant is registered in England and Wales and its registered number at the Registrar of Companies for England and Wales is 1320869. The principal objects of the Company are set out in Clause 4 of its Memorandum of Association and are, among other things, to carry on the businesses of a holding company.

          The Articles of Association of the Company ("the Articles") contain provisions, among other things, to the following effect:

         Directors

         Voting by Directors on Proposals with Material Interest.

         A Director may not vote, or count towards the quorum in respect of any contract or arrangement or other proposal in which he (or any person "connected with" him, as defined in the Companies Act) has any material interest, otherwise then by virtue of his interests in shares or other securities of, or otherwise in or through the Company. This prohibition does not apply to any of the following matters, in the absence of some other material interest:-

         (i) the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by the Director or any other person at the request of, or for the benefit of, the Company or any of its subsidiaries;

         (ii) any proposal concerning an offer of shares or other securities of the Company or any of its subsidiaries in which the Director or connected person is entitled to participate as a holder of securities, or is interested as a participant in the underwriting;

         (iii) any proposal concerning any other company in which the Director is interested, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity shares of that company or of the voting rights in that company;

         (iv) any proposal concerning the adoption, modification or operation of any arrangement for the benefit of employees of the Company or any of its subsidiaries (including a retirement benefits scheme or employee share scheme under which he may benefit) and which does not confer on any Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; and

         (v) any proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

         The Companies Act requires a Director of a Company who is in any way interested in a contract or proposed contract with the Company to declare the nature of his interest at a meeting of the Directors.

         Under the Company's Articles of Association, the Directors have power to determine the remuneration paid to executive directors for their services as employees of the Company and to determine the fees payable to non-executive directors, provided that unless otherwise approved by shareholders non-executive directors' fees may not exceed a basic fee of L20,000 per director per annum, together with specified amounts for attendance at meetings/service on committees. Pursuant to the Combined Code appended to the Listing Rules of the U.K. Listing Authority, the Directors' powers of determining the remuneration of executive directors have been delegated to the Remuneration and Nominations Committee of the Board, consisting solely of non-executive directors.

         Borrowing Power Exercisable by Directors.

         The Directors may exercise all of the powers of the Company to borrow money, provided that the Company's Articles of Association require the Directors to restrict the borrowings of the Company, and to exercise all voting and other rights or powers of control in relation to its subsidiaries, so as to procure (as far as they are able in the case of subsidiaries) that the aggregate principal amount for the time being outstanding of all monies borrowed by the Company and its subsidiaries (exclusive of intra-group borrowings) shall not at any time, without the approval of an ordinary resolution of shareholders, exceed four times the aggregate of the amount paid up or credited as paid up on the share capital of the Company and the amount standing to the credit of the consolidated capital and revenue reserves of the Company and its subsidiaries, all as shown by the latest audited consolidated balance sheet of the Company and its subsidiaries, but after making certain adjustments prescribed by the Articles.

         Qualification of Directors.

         There is no age limit applicable to the Directors of the Company. There is no requirement that a person hold any shares in the Company in order to qualify as a Director.

         Election of Directors.

         At the Annual General Meeting of the Company in every year, one third of the Directors (or the nearest to one third if their number is not a multiple of three), are required to retire from office, but are eligible for re-election. The Directors to retire in each year are those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire are determined by lot or as otherwise agreed among themselves. Directors appointed since the last Annual General Meeting are also required to retire from office, but are eligible for re-election.

         Rights of Cordiant Ordinary Shares

          i. as to voting: subject to disenfranchisement in the event of (a) non-payment of calls or other monies due and payable in respect of Cordiant Ordinary Shares and (b) non-compliance with a statutory notice requiring disclosure as to beneficial ownership, and subject to any special terms as to voting upon which any shares may for the time being be held (as to which there are none at present), upon a show of hands every member present in person or (in the case of a corporate member) by representative, shall have one vote and upon a poll every member present in person, by representative ( in the case of a corporate member) or by proxy shall have one vote for every share held by him;

          ii. as to dividends: subject to the Statutes (as defined in the Articles) and to the rights of the holders of any shares entitled to any priority, preference or special privileges and the terms of issue of any shares, all dividends shall be declared and paid to the members in proportion to the amounts paid up or credited as paid up on the shares held by them respectively;

          iii. as to return of capital: on a winding-up, the assets remaining after payment of the debts and liabilities of the Company and the costs of the liquidation, shall, subject to the rights of the holders of shares (if any) issued upon special conditions, be applied first in repaying to the members the amounts paid up on such shares held by them, and the balance (if any) shall be distributed among the members in proportion to the number of shares held by them;

          iv. as to liability to further capital calls: the Directors may make calls upon the shareholders in respect of any amounts unpaid on their shares, while shares that are fully paid, or credited as fully paid are not subject to further calls.

          Modification of the share rights

          If at any time the capital is divided into different classes of shares, the rights attached to any class or any of such rights (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, be modified, abrogated or varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class, but not otherwise.

          Changes in share capital

          The Company may by ordinary resolution increase its capital by the creation of new shares, consolidate its share capital, cancel any unissued shares and sub-divide its shares. The Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any manner authorized by law.

          Transfer of shares: certificated

          All transfers of certificated shares must be in writing in the usual common form or in any other form permitted by the Stock Transfer Act 1963 or approved by the Directors. The instrument of transfer must be signed by or on behalf of the transferor and, if the shares being transferred are not fully paid, by or on behalf of the transferee. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of certificated shares which are not fully paid or on which the Company has a lien, provided that where any such shares are admitted to the Official List, the Directors may impose only such restrictions on transfer as are permitted by the London Stock Exchange.

          Transfers of shares: uncertificated

          Subject to the Uncertificated Securities Regulations 1995 (SI 1995 No.95/3272) and the Articles, a member may transfer uncertificated shares in any manner which is permitted by the Statutes (as defined in the Articles) and is from time to time approved by the Directors. The Directors may, in their absolute discretion and without giving any reason, refuse to register a transfer of uncertificated shares when permitted by the statutes.

          Unclaimed dividends

          Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to the Company.

          Untraced shareholders

          Subject to the provision of the Statutes (as defined in the Articles), the Company may, after advertising its intention and fulfilling various other requirements, sell at the best price reasonably obtainable, any shares of a member or person entitled to those shares by transmission provided that, for a period of 12 years during which period the Company has paid at least three dividends none of which has been claimed, no cheque or warrant sent by the Company to such member has been cashed and the Company has not received any communication from the member in question or the person so entitled during that 12 year period and during the further period of three months after the date of the advertisement. Upon such sale, the Company shall be regarded as indebted to the former member or to any other person so entitled in an amount equal to the net proceeds of sale.

          Non-UK shareholders

          There are no limitations in the Memorandum or Articles of Association on the rights of non-UK shareholders to hold or exercise voting rights attaching to Cordiant Ordinary Shares. However, a member who has no registered address within the United Kingdom and has not given notice to the Company of an address for notices in the United Kingdom shall not be entitled to receive any notices from the Company.

          Restrictions on shareholders

          The Company may disenfranchise any holder of shares of the Company if the Company has not received the information required in any notice issued by the Company requiring the disclosure of interests in the shares specified in the notice, within 14 days after service from such holder or any other person appearing to be interested in those shares. If a shareholder holding 0.25 percent or more in nominal value of such shares has not complied with the notice within 14 days after service, the Company may impose restrictions on such shareholder which include not only disenfranchisement but also the withholding of the right to receive dividends or other monies payable and, subject to the Statutes, restrictions on the transfer of the shares in question. For shareholders holding less than 0.25 percent in nominal value of such shares, disenfranchisement is the only restriction which the Company may impose.

         Shareholder Meetings

         The Company is required to hold a general meeting each year as its Annual General Meeting, in addition to other meetings (called Extraordinary General Meetings) as the Directors think fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one Annual General Meeting and the next.

         In the case of an Annual General Meeting, or an Extraordinary General Meeting at which a Special Resolution will be proposed, 21 clear days' notice is required. In other cases, 14 clear days' notice is required. A notice must specify the place, the date and the hour of the Meeting and the general nature of the business to be transacted.

         Disclosure of Share Holdings

         Cordiant's Articles of Association do not require shareholders to disclose their share holdings. However, the Companies Act requires persons who are interested in shares of a public company carrying voting rights to disclose certain information about their interests if they are interested in shares carrying 3% or more of the company's voting rights. In addition, under Section 212 of the Companies Act, the Company has power to issue notices requiring persons it knows or has reasonable cause to believe to be interested in its shares (or to have been so interested within the past three years) to provide certain information about their interests.

Material Contracts

         Following is a summary of each contract, other than any contract entered into in the ordinary course of business, for the two years immediately preceding the date of this Report that is material to Cordiant.

         1. A Loan Agreement dated July 4, 2000 (the "Loan Agreement") pursuant to which certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, agreed to advance to Cordiant and certain of its subsidiaries loan facilities of up to $400,000,000 to be used for the purposes of re-financing existing facilities, other general corporate purposes and paying costs and expenses incurred in connection with the acquisition of Lighthouse. The Loan Agreement provides for committed credit facilities at a rate between 0.7-1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. Of these facilities, $225,000,000 ("Facility A") are available until November 8, 2004 and the remaining $175,000,000 of the loan facilities ("Facility B") were initially available until November 7, 2000, which was extended at Cordiant's option to November 7, 2001 and subsequently repaid and canceled in April 2001. The proceeds of Cordiant's private placement of 7.61% Guaranteed Senior Notes, described below, were used to repay and cancel the amounts maturing under the Loan Agreement in November 2001.

         The Loan Agreement requires the Group to comply with financial and other covenants. It also contains provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of covenants, cross default by certain companies in the Group in respect of indebtedness over a specified amount and a change of control of Cordiant. The loan facilities are secured by guarantees from the principal companies of the Group. The Loan Agreement has been filed as Exhibit 4.1 to this Report.

         2. On April 5, 2001, the Group issued $175.0 million (L117.4 million) of 7.61% Guaranteed Senior Notes in a private placement to institutional investors. The Guaranteed Senior Notes mature in April 2011 and have an average life of eight years taking into account scheduled repayments of $35.0 million (L23.5 million) per year, beginning from April 2007. The Guaranteed Senior Notes are secured by the guarantee of Cordiant and by the guarantees of certain of its existing subsidiaries. The Guaranteed Senior Notes include both affirmative and negative covenants. The affirmative covenants include compliance with applicable laws, maintenance of relevant insurance policies, maintenance of respective properties, payment of all relevant taxes and claims, preservation of corporate existence, continuance of principal businesses and deliverance of relevant subsidiary guarantors. The negative covenants include restrictions on encumbrances, limitations on subsidiary borrowings, maintenance of financial conditions, restrictions on subsidiary asset dispositions, restrictions on mergers, consolidations and/or other similar business transactions and limitations on transactions with affiliates. The Note Purchase Agreement has been filed as Exhibit 4.2 to this Report.

         3. In September 2000, Cordiant acquired Lighthouse Global Network, Inc., an international network of specialist communications and marketing businesses. The purchase price for the acquisition included a payment of L283.1 million paid by the issuance of Cordiant ADSs and Cordiant Ordinary Shares and conversion of Lighthouse's employee options into options over Cordiant Ordinary Shares. Cordiant may be required to make contingent cash payments of up to L17.7 million, due in the years 2001 through 2005 based on average earnings before interest, tax, depreciation, and amortization for the preceding years for certain subsidiaries previously acquired by Lighthouse. The Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger have been filed as Exhibits 4.3 and 4.4 to this Report.

         4. In March 2000, Cordiant acquired Healthworld Corporation, an international healthcare marketing agency. The purchase price for the acquisition included an initial payment of L148.3 million paid by the issuance of Cordiant ADSs, Cordiant Ordinary Shares and the conversion of Healthworld's employee options into options over Cordiant Ordinary Shares. Cordiant may be required to make additional contingent cash payments of L3.3 million, due in the years 2001 and 2002, based on average earnings before interest, tax, depreciation, and amortization for the preceding years of certain subsidiaries previously acquired by Healthworld. The Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger have been filed as Exhibits 4.5 and 4.6 to this Report.

Exchange Controls

         There are no limitations on the rights of nonresident or foreign persons to hold or vote Cordiant Ordinary Shares imposed by the laws of the UK or by Cordiant's Articles other than those which are customary and generally applicable to all shareholders. In particular, Article 151 of Cordiant's Articles provides that a member who has no registered address within the UK and has not notified Cordiant in writing of an address within the UK for the service of notice, shall not be entitled to receive notice from Cordiant.

Taxation

US Federal Income Taxation

         The following is a summary of the principal US federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Ordinary Shares in Cordiant or ADSs. This summary addresses only the US federal income tax considerations of holders that will hold the Ordinary Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received the Ordinary Shares or ADSs as compensation for the performance of services, persons that will hold the Ordinary Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for US federal income tax purposes, persons that have a "functional currency" other than the US dollar or holders that own (or are deemed to own) 10 percent or more (by voting power or value) of the stock of Cordiant. Moreover, this summary does not address the US federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Ordinary Shares or ADSs. This summary
(i) is based on the Code, US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report and (ii) is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

         The US Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for UK taxes and sourcing rules described below could be affected by future actions that may be taken by the US Treasury Department.

         For purposes of this summary, a "US Holder" is a beneficial owner of Ordinary Shares or ADSs that, for US federal income tax purposes, is: (i) a citizen or resident of the US, (ii) a partnership or corporation created or organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (x) a court within the US is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A "Non-US Holder" is a beneficial owner of Ordinary Shares or ADSs that is not a US Holder.

         Each holder should consult its own tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of Ordinary Shares or ADSs.

         Ownership of ADSs in General

         For US federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Ordinary Shares represented by such ADSs.

         Distributions

         The gross amount of any distribution by Cordiant of cash or property (other than certain distributions, if any, of Ordinary Shares distributed pro rata to all shareholders of Cordiant, including holders of ADSs) with respect to Ordinary Shares or ADSs, before reduction for any UK taxes withheld therefrom, will be includible in income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Cordiant as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. To the extent, if any, that the amount of any distribution by Cordiant exceeds Cordiant's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the Ordinary Shares or ADSs and thereafter as capital gain. Cordiant does not maintain calculations of its earnings and profits under US federal income tax principles.

         Any such dividend paid in pounds sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the pounds sterling on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

         Dividends received by a US Holder with respect to Ordinary Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, UK tax withheld on dividends may be deducted from taxable income or credited against a US Holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cordiant generally will constitute "passive income," or, in the case of certain US Holders, "financial services income."

         Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Ordinary Shares or ADSs generally will not be subject to US federal income or withholding tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the US.

         Sale or Exchange of Ordinary Shares or ADSs

         A US Holder generally will recognize gain or loss on the sale or exchange of Ordinary Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the Ordinary Shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder's holding period for such Ordinary Shares or ADSs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a US Holder generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

         The initial tax basis of Ordinary Shares to a US Holder will be the US dollar value of the pounds sterling denominated purchase price determined on the date of purchase. If the Ordinary Shares are treated as traded on an "established securities market," a cash basis US Holder (or, if it elects, an accrual basis US Holder) will determine the dollar value of the cost of such Ordinary Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to pounds sterling and the immediate use of that currency to purchase Ordinary Shares generally will not result in taxable gain or loss for a US Holder.

         With respect to the sale or exchange of Ordinary Shares, the amount realized generally will be the US dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis US Holder and (ii) the date of disposition in the case of an accrual basis US Holder. If the Ordinary Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

         Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Ordinary Shares or ADSs generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of such Ordinary Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-US Holder of a trade or business in the US or (ii) in the case of any gain realized by an individual Non-US Holder, such holder is present in the US for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

         Backup Withholding Tax and Information Reporting Requirements

         US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Ordinary Shares or ADSs made within the US to a holder of Ordinary Shares or ADSs (other than an "exempt recipient", including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31 percent of any payments of dividends on, or the proceeds from the sale or redemption of, Ordinary Shares or ADSs within the US to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

         In the case of such payments made within the US to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such US Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the US), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a US person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

         THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR ADSs. HOLDERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

UK Tax Consequences

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

         The discussion of UK tax is based on current UK tax law as potentially amended by the Finance Bill 2001. The Chancellor of the Exchequer's Budget was delivered on March 7, 2001, containing proposals for enactment in the Finance Act 2001.

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

         United Kingdom Inheritance and Gift Tax

         UK Inheritance Tax ("IHT") is a tax charged, broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g. gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g. a transfer into discretionary trust), or it may be potentially exempt (e.g. an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

         Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L234,000 (for chargeable transfers made on or after April 6, 2000). The
March 2001 Budget has proposed that this should be increased to L242,000 as from April 6, 2001. In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L234,000 (or L242,000) "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

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

         United Kingdom Stamp Duty and Stamp Duty Reserve Tax

         Transfers of  Ordinary Shares for a consideration

         UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in the Company) for a consideration in money or money's worth. The charge is normally at the rate of 0.5 percent of the amount or value of the consideration given for the transfer (with rounding up, in the case of stamp duty, to the nearest multiple of L5). Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be cancelled.

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

         Transfers of Ordinary Shares within the depositary arrangements

         UK Stamp duty is chargeable on an instrument transferring an ADR or on a written agreement to transfer an ADR.

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

Documents on Display

         Cordiant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Cordiant files reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at prescribed rates at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Cordiant's annual reports and some of the other information submitted by Cordiant to the Commission may be accessed through this web site.

         Documents concerning Cordiant that are referred to in this Annual Report may be inspected at the principal executive offices of Cordiant at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number 011-44-20-7262-4343.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

         Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in 2000 are fixed and floating rate borrowings, interest rate caps, forward foreign currency contracts and foreign currency swaps. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not trade in derivatives and does not enter into transactions of a speculative nature or unrelated to the Group's investment activities. Derivatives are used only to manage the risks arising from the underlying business activities.

Foreign Exchange

         The Group publishes its consolidated financial statements in pounds sterling. The Group's profits are spread over a variety of currencies with the largest being the US dollar (25 percent of 2000 operating profit). As a result, the Group is subject to foreign exchange risk due to the effects that foreign currency movements have on the Group's translation of results.

         The Group has significant and diverse investments in foreign operations. The Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets by balance sheet hedging, or to hedge international profits. The Group seeks to mitigate the effect of currency exposures by borrowing in the same currencies as the currencies in which it lends and by using currency swaps to match the currencies in which it lends. In addition, the Group uses forward exchange contracts to hedge known cross-currency cash flows.

         The Group's long term debt is denominated in US Dollars, and as such is subject to foreign exchange risks due to currency movements. The long-term debt at December 31, 2000 was US$283 million. (L190 million).

         The following sensitivity shows the impact on the reported value of long term debt of an instantaneous 10 percent change in the foreign currency rate between sterling and US Dollar from their levels at December 31, 2000, with all other variables held constant.

                          Fair value reported at        Impact of a + 10 percent      Impact of a - 10 percent
                             December 31, 2000          movement in exchange rate     movement in exchange rate
                                 L million                     L million                      L million
                          ---------------------------- ----------------------------   -------------------------
Long term debt*                   190.0                        (11.6)                            14.2

* Included within long term debt is an amount of L117.4 million, which was due within one year at the balance sheet date. In April 2001 this debt was refinanced and now matures in April 2011.

Interest Rates

         The Group is exposed to interest rate fluctuations due to the floating rate central bank facility borrowings. The majority of these floating rate liabilities are denominated in sterling or US dollars. This exposure is managed via interest rate caps denominated in both sterling and US dollars. The Group aims to hold interest rate caps to cover the majority of its borrowings and with a variety of maturities. The current interest rate caps mature between June 2001 and June 2002. The Group will renew these caps on maturity. The Group's weighted average interest rate for 2000 was 7.5 percent. The Company estimates that if the 2000 interest rates had been 1 percentage point higher, the net interest expense would have increased by L1.3 million.

         See Note 32 of the Consolidated Financial Statements for more information on the Group's risk profile, which has been provided in accordance with FRS 13.

Item 12.  Description of Securities Other than Equity Securities.

          Not applicable.

                                     PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies.

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

          None.

Item 15.  [Reserved]



Item 16.  [Reserved]

                                    PART III


Item 17.  Financial Statements.

         The Company has elected to provide financial statements and the related information pursuant to Item 18.

Item 18.  Financial Statements.

          See pages F-1 to F-55.

Item 19.  Exhibits.

          Documents filed as exhibits to this Annual Report:

          1.1   Memorandum and Articles of Association.

          4.1 Loan Agreement dated July 4, 2000 between certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, and Cordiant.

          4.2 Note Purchase Agreement, dated as of April 5, 2001, by and among Cordiant Finance, Inc., as Issuer, Cordiant
                Communications Group plc, as Parent Guarantor, and each of the Purchasers listed in Schedule A attached thereto.

          4.3 Agreement and Plan of Merger dated as of July 4, 2000 between Cordiant Communications Group plc, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (Incorporated by reference to Exhibit 2.1 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570).)

          4.4 Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(b) to Cordiant's Registration Statement on Form F-4 (File No. 333-96241).)

          4.5 Agreement and Plan of Merger dated as of November 9, 1999, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(a) to Cordiant's Registration Statement on Form F-4 (File No. 333-96241).)

         4.6 Amendment No. 1 to Agreement and Plan of Merger dated as of September 5, 2000 between Cordiant Communications Group plc, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (Incorporated by reference to Exhibit 2.2 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570).)

         4.7 Rules of the Cordiant Communications Group Executive Share Option Scheme.

         8.1 Significant subsidiaries as of the end of the year covered by this Report: See "Significant Subsidiaries" under "Item
                4. Information on the Company."

        10.1    Consent of Independent Auditor.

                                   SIGNATURES


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                          CORDIANT COMMUNICATIONS GROUP PLC



                          By: /s/ Arthur D'Angelo
                              --------------------------------------
                              Name:   ARTHUR D'ANGELO
                              Title:  FINANCE DIRECTOR



Date:  June 29, 2001

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Cordiant Communications Group plc:

We have audited the accompanying consolidated balance sheets of Cordiant Communications Group plc and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' funds/(deficiency) and other share capital, total recognized gains and losses and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordiant Communications Group plc and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three year period ended December 31, 2000 and shareholders' funds/(deficiency) at December 31, 2000 and 1999 to the extent summarized in note 35 to the consolidated financial statements.




                                            /s/ KPMG AUDIT PLC
                                           -----------------------------------
London, England                            CHARTERED ACCOUNTANTS
March 7, 2001                              REGISTERED AUDITOR
Except with respect to paragraph 2 of note 32 and paragraph 3 of note 34 which are dated April 5, 2001

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        Continuing Operations
                                                                     -------------------------------
                                                                                          Acquisi-
                                                                                           tions           Total
                                                                            2000           2000            2000
                                                             Note           L m             L m             L m
                                                          ---------- ---------------- -------------- --------------
Turnover
Group and share of joint ventures                                          2,948.4          274.6       3,223.0
Less: Share of joint ventures                                               (881.5)           -          (881.5)
                                                                     ---------------- -------------- --------------
Group turnover                                                             2,066.9          274.6       2,341.5
Cost of sales                                                             (1,674.6)        (153.9)     (1,828.5)
Revenue
--------------------------------------------------------- ---------- ---------------- -------------- --------------
Group and share of joint ventures                                            417.7          120.7         538.4
Less: Share of joint ventures                                                (25.4)           -           (25.4)
--------------------------------------------------------- ---------- ---------------- -------------- --------------
Group revenue                                                                392.3          120.7         513.0
Net operating expenses                                       3              (350.1)        (101.5)       (451.6)
                                                                     ---------------- -------------- --------------
Group operating profit                                                        42.2           19.2          61.4
                                                                     ==============================
Share of operating profits:
Joint ventures                                                                                              3.4
Associated undertakings                                                                                     2.2
                                                                                                     --------------
Profit on ordinary activities before interest and tax                                                      67.0
--------------------------------------------------------- ---------- ---------------- -------------- --------------
Net interest payable and similar items - other               6                                             (8.4)
FRS 12 - finance charge                                      18                                            (1.1)
--------------------------------------------------------- ---------- ---------------- -------------- --------------
Net interest payable and similar items                                                                     (9.5)
                                                                                                     --------------
Profit on ordinary activities before tax                                                                   57.5
Tax on ordinary activities                                   7                                            (18.1)
                                                                                                     --------------
Profit on ordinary activities after tax                                                                    39.4
Equity minority interests                                                                                  (5.8)
                                                                                                     --------------
Profit attributable to Ordinary shareholders                                                               33.6
Dividends                                                                                                  (8.4)
                                                                                                     --------------
Retained profit for the financial year                                                                     25.2
                                                                                                     ==============

--------------------------------------------------------- ---------- ---------------- -------------- --------------

Basic earnings per Ordinary share                            8                                             11.4p
Diluted earnings per Ordinary share                          8                                             10.6p
Ordinary dividend per share                                                                                 2.1p
--------------------------------------------------------- ---------- ---------------- -------------- --------------


There is no difference between the total reported results in the financial year and that on an historical cost basis.

                           See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                            1999
                                                                           Note             L m
                                                                      ------------ ----------------
Turnover
Group and share of joint ventures                                                        2,070.9
Less: Share of joint ventures                                                             (393.0)
                                                                                   ----------------
Group turnover                                                                           1,677.9
Cost of sales                                                                           (1,342.1)
Revenue
--------------------------------------------------------------------- ------------ ----------------
Group and share of joint ventures                                                          351.3
Less: Share of joint ventures                                                              (15.5)
--------------------------------------------------------------------- ------------ ----------------
Group revenue                                                                              335.8
Net operating expenses                                                    3               (302.3)
                                                                                   ----------------
Group operating profit                                                                      33.5
Share of operating profits:
Joint ventures                                                                               2.9
Associated undertakings                                                                      2.0
                                                                                   ----------------
Profit on ordinary activities before interest and tax                                       38.4
--------------------------------------------------------------------- ------------ ----------------
Net interest payable and similar items - other                            6                 (3.8)
FRS 4 - write off of bank fees                                                              (1.0)
FRS 12 - finance charge                                                                     (1.3)
--------------------------------------------------------------------- ------------ ----------------
Net interest payable and similar items                                                      (6.1)
                                                                                   ----------------
Profit on ordinary activities before tax                                                    32.3
Tax on ordinary activities                                                7                (10.6)
                                                                                   ----------------
Profit on ordinary activities after tax                                                     21.7
Equity minority interests                                                                   (3.1)
                                                                                   ----------------
Profit attributable to Ordinary shareholders                                                18.6
Dividends                                                                                   (5.1)
                                                                                   ----------------
Retained profit for the financial year                                                      13.5
                                                                                   ================

--------------------------------------------------------------------- ------------ ----------------

Basic earnings per Ordinary share                                         8                  8.2p
Diluted earnings per Ordinary share                                       8                  7.8p
Ordinary dividend per share                                                                  1.8p
--------------------------------------------------------------------- ------------ ----------------


There is no difference between the total reported results in the financial year and that on an historical cost basis.

                         See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                            1998
                                                                           Note             L m
                                                                      ------------ ----------------
Turnover
Group and share of joint ventures                                                        1,847.4
Less: Share of joint ventures                                                             (281.8)
                                                                                   ----------------
Group turnover                                                                           1,565.6
Cost of sales                                                                           (1,263.8)
Revenue
--------------------------------------------------------------------- ------------ ----------------
Group and share of joint ventures                                                          316.0
Less: Share of joint ventures                                                              (14.2)
--------------------------------------------------------------------- ------------ ----------------
Group revenue                                                                              301.8
Net operating expenses                                                    3               (275.8)
                                                                                   ----------------
Group operating profit                                                                      26.0
Share of operating profits:
Joint ventures                                                                               1.4
Associated undertakings                                                                      1.2
                                                                                   ----------------
Profit on ordinary activities before interest and tax                                       28.6
--------------------------------------------------------------------- ------------ ----------------
Net interest payable and similar items - other                            6                 (2.7)
FRS 12 - finance charge                                                                     (1.2)
--------------------------------------------------------------------- ------------ ----------------
Net interest payable and similar items                                                      (3.9)
                                                                                   ----------------
Profit on ordinary activities before tax                                                    24.7
Tax on ordinary activities                                                7                 (9.2)
                                                                                   ----------------
Profit on ordinary activities after tax                                                     15.5
Equity minority interests                                                                   (1.7)
                                                                                   ----------------
Profit attributable to Ordinary shareholders                                                13.8
Dividends                                                                                   (3.1)
                                                                                   ----------------
Retained profit for the financial year                                                      10.7
                                                                                   ================

--------------------------------------------------------------------- ------------ ----------------

Basic earnings per Ordinary share                                         8                  6.2p
Diluted earnings per Ordinary share                                       8                  6.2p
Ordinary dividend per share                                                                  1.4p
--------------------------------------------------------------------- ------------ ----------------


There is no difference between the total reported results in the financial year and that on an historical cost basis.

                         See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,

                                                                                      2000               1999
                                                                       Notes          L m                L m
                                                                  --------------------------------------------------
ASSETS

Current assets:
   Cash and short-term deposits                                                          99.8           80.0
   Short-Term Investments                                                9                2.4            7.5
   Accounts and other receivables, prepayments and accrued income       10/11           452.1          336.0
   Billable production                                                  11               33.6           20.7
                                                                                 -------------------------------
     Total current assets                                                               587.9          444.2
                                                                                 -------------------------------
Long-Term Investments                                                   12               11.8           12.4
Long-term receivables:
   Accounts and other receivables, prepayments and accrued income       10               25.5           20.1
Property and equipment, net                                             13               59.6           33.7
Goodwill                                                                14              711.8           79.2
                                                                                 -------------------------------
     Total assets                                                                     1,396.6          589.6
                                                                                 ===============================

LIABILITIES AND SHAREHOLDERS' FUNDS/(DEFICIENCY)
Current liabilities:
   Bank loans, overdrafts and other loans                               16              136.3            7.5
   Accounts payable, other liabilities and accrued expenses             17              565.7          417.3
   Taxation and social security                                         22               39.7           25.6
                                                                                 -------------------------------
     Total current liabilities                                                          741.7          450.4
                                                                                 -------------------------------

Long-term liabilities:
   Accounts payable, other liabilities and accrued expenses             17               31.5           24.6
   Provision for joint venture deficit                                  18               12.1           14.4
   Property, pension and other provisions                               18               39.6           40.6
   Long-term debt                                                       19               73.0           75.8
   Deferred taxation                                                    21                0.4            1.2
   Taxation                                                             22               26.2           22.8
   Minority interests                                                                     8.8            5.6
                                                                                 -------------------------------
     Total long-term liabilities                                                        191.6          185.0
                                                                                 -------------------------------

     Total liabilities                                                                  933.3          635.4
                                                                                 -------------------------------
Shareholders' funds/(deficiency):
   Share capital
     Allotted, called up and fully paid:
       364,561,997 Ordinary Shares of 50p each (1999:
           228,782,839 Ordinary Shares of 50p each)                     23              182.3          114.4
   Share premium                                                                        137.2            3.2
   Merger reserve                                                                       250.7            3.4
   Shares to be issued                                                                   35.1            1.4
   Special reserve                                                                       25.7           25.7
   Accumulated deficit                                                                 (167.7)        (193.9)
                                                                                 -------------------------------
     Shareholders' funds/(deficiency)                                                   463.3          (45.8)
                                                                                 -------------------------------
Total liabilities and shareholders' funds                                             1,396.6          589.6
                                                                                 ===============================
See accompanying notes to the consolidated financial statements.

                                                 CORDIANT COMMUNICATIONS GROUP
                                                       AND SUBSIDIARIES



                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' FUNDS/(DEFICIENCY)
                                                      AND OTHER SHARE CAPITAL

                                                                   Years ended December 31, 2000, 1999 and 1998

                                                                       Premiums                      Shares
                                                          Share       in Excess      *Merger         to be       **Special
                                                        Capital      of Par Value    reserve         Issued        Reserves
                                                           L m           L m           L m            L m            L m
                                                 -------------------------------------------------------------------------------
At December 31, 1997                                      111.0            -              -             -            25.7
Issues of Ordinary Shares net of expenses                   1.7            2.3            -             -             -
Transfer of Goodwill reserve                                -              -              -             -             -
Option payments for employee share scheme                   -              -              -             1.3           -
Goodwill arising on acquisitions made in
    previous periods                                        -              -              -             -             -
Profit retained for the year                                -              -              -             -             -
Reversal of imputed employee share scheme cost              -              -              -             -             -
Translation adjustment                                      -              -              -             -             -
                                                 -------------------------------------------------------------------------------

At December 31, 1998                                      112.7            2.3            -             1.3          25.7
Issues of Ordinary Shares net of expenses                   1.7            0.9            3.4           -             -
Option payments for employee share scheme                   -              -              -             0.1           -
Goodwill arising on acquisitions made in
    previous periods                                        -              -              -             -             -
Profit retained for the period                              -              -              -             -             -
Reversal of imputed employee share scheme cost              -              -              -             -             -
Translation adjustment                                      -              -              -             -             -
                                                 -------------------------------------------------------------------------------

At December 31, 1999                                      114.4            3.2            3.4           1.4          25.7
Issues of Ordinary Shares net of expenses                  67.9          134.0          247.3          33.7           -
Option payments for employee share scheme                   -              -              -             -             -
Goodwill arising on acquisitions made in
    previous periods                                        -              -              -             -             -
Profit retained for the period                              -              -              -             -             -
Reversal of imputed employee share scheme cost              -              -              -             -             -
Translation adjustment                                      -              -              -             -             -
                                                 -------------------------------------------------------------------------------

At December 31, 2000                                      182.3          137.2          250.7          35.1          25.7
                                                 ===============================================================================


                                                                       Accumulated        Total
                                                        Goodwill       Earnings       Shareholders'
                                                        Reserves       (Deficit)    Funds/(Deficiency)
                                                         L m              L m              L m
                                                      ---------------------------------------------------

At December 31, 1997                                    (113.2)         (100.4)          (76.9)
Issues of Ordinary Shares net of expenses                  -               -               4.0
Transfer of Goodwill reserve                             113.2          (113.2)            -
Option payments for employee share scheme                  -               -               1.3
Goodwill arising on acquisitions made in
    previous periods                                       -              (2.2)           (2.2)
Profit retained for the year                               -              10.7            10.7
Reversal of imputed employee share scheme cost             -               0.9             0.9
Translation adjustment                                     -              (1.7)           (1.7)
                                                      ---------------------------------------------------

At December 31, 1998                                       -            (205.9)          (63.9)
Issues of Ordinary Shares net of expenses                  -               -               6.0
Option payments for employee share scheme                  -               -               0.1
Goodwill arising on acquisitions made in
    previous periods                                       -              (3.1)           (3.1)
Profit retained for the period                             -              13.5            13.5
Reversal of imputed employee share scheme cost             -               2.6             2.6
Translation adjustment                                     -              (1.0)           (1.0)
                                                      ---------------------------------------------------

At December 31, 1999                                       -            (193.9)          (45.8)
Issues of Ordinary Shares net of expenses                  -               -             482.9
Option payments for employee share scheme                  -              (1.7)           (1.7)
Goodwill arising on acquisitions made in
    previous periods                                       -              (0.1)           (0.1)
Profit retained for the period                             -              25.2            25.2
Reversal of imputed employee share scheme cost             -               4.1             4.1
Translation adjustment                                     -              (1.3)           (1.3)
                                                      ---------------------------------------------------

At December 31, 2000                                       -            (167.7)          463.3
                                                      ===================================================


As at December 31, 2000, the Accumulated  Deficit  included  cumulative  exchange  translation  losses of L31.0 million (1999: L29.7 million;  1998: L28.7 million).  There is no tax effect of these movements.

* The movement in the merger reserve of L247.3 million arose following the  acquisition,  by issue of the Company's  shares,  of the
Group's 100% interest in PSD Associates  Limited,  Arcom Limited,  and Bamber Forsyth Limited in the United Kingdom,  and Lighthouse
Global Network,  Inc. in the United States.  Where equity shares are issued at a premium in excess of par value in consideration for such an acquisition, there is relief from the requirement to credit the premium to "Premiums in Excess of Par Value."

* *The special reserve is non-distributable other than for the purposes of paying up shares in a bonus issue of fully paid shares.

See accompanying notes to the consolidated financial statements.

                                                                   CORDIANT COMMUNICATIONS GROUP
                                                                         AND SUBSIDIARIES

                                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                2000           1999            1998
                                                                Note            L m             L m             L m
-------------------------------------------------------------- --------- -------------- -------------- ---------------
Net cash inflow from operating activities                        27              45.3          50.0           19.8

Net cash outflow arising from external Demerger costs                             -             -             (8.2)

Dividends from associated undertakings and joint ventures                         1.6           1.7            0.2

Returns on investments and servicing of finance                  27             (11.5)         (7.0)          (4.9)

Taxation paid                                                    27             (11.3)         (6.7)          (8.3)

Capital expenditure and financial investment                     27             (23.5)        (18.6)          (7.4)

Acquisitions and disposals                                       27             (46.8)        (22.2)          (7.4)

Equity dividends paid                                                            (5.1)         (3.2)          (2.7)
                                                                           -------------------------------------------
Cash outflow before financing                                                   (51.3)         (6.0)         (18.9)
                                                                           -------------------------------------------


Management of liquid resources                                   27               5.2          (5.5)          (0.8)
Issue of ordinary share capital                                                   8.3           1.9            0.5
External loans drawn less repaid                                                 53.4          43.7            8.6
Other movements                                                                   0.5          (0.1)          (0.2)
                                                                           -------------------------------------------
Net cash inflow from financing                                                   67.4          40.0            8.1
                                                                           -------------------------------------------
Increase/(decrease) in cash for the year                                        16.1          34.0          (10.8)
                                                                           ===========================================

Reconciliation of net cash flow to movement in net funds:
Increase/(decrease) in cash for the year                                         16.1          34.0          (10.8)
Cash inflow from debt financing                                                 (56.3)        (30.5)          (8.4)
Cash (inflow)/outflow from cash deposits                                         (5.2)          5.5            0.8
Loans acquired -acquisitions                                                    (66.2)        (11.9)           0.6
Translation difference and non-cash movements                                    (2.7)          0.7           (2.3)
                                                                           -------------------------------------------
Movement in net funds in the year                                              (114.3)         (2.2)         (20.1)
Net funds at beginning of year                                                    2.4           4.6           24.7
                                                                           -------------------------------------------
Net (debts)/funds at end of year                                 27            (111.9)          2.4            4.6
                                                                           ===========================================

                              CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                                2000           1999            1998
                                                                                L m             L m             L m
--------------------------------------------------------------- -------- -------------- -------------- ---------------
Profit attributable to Ordinary shareholders                                     33.6          18.6           13.8
Translation adjustment                                                           (1.3)         (1.0)          (1.7)
                                                                         -------------- -------------- ---------------
Total recognised gains relating to the financial year                            32.3          17.6           12.1
                                                                         ============== ============== ===============
See accompanying notes to the consolidated financial statements.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The financial statements have been prepared under the historical cost accounting rules and in accordance with applicable accounting standards in the United Kingdom. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

Companies Act 1985

The Form 20-F, containing Consolidated Financial Statements, does not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 2000. Statutory accounts for 1998 and 1999 have been filed with the United Kingdom's Registrar of Companies; the statutory accounts for 2000 will be filed following the Company's Annual General Meeting. The auditor has reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

Consolidation

The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to December 31, 2000. All material intragroup transactions and balances have been eliminated on consolidation.

Turnover, cost of sales and revenue

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

For advertising and marketing communications services, revenue is derived from commissions or fees. Traditionally, revenue was calculated as a commission based on total media and production expenditure. In recent years, changes in compensation arrangements have meant that revenue has become a mixture of commissions and fees, which are negotiated and agreed with clients on an individual basis. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

For project based businesses, revenue is derived from a mixture of fees for services performed and retainer fees, which are specific to the contract with the client. In such cases, revenue is recognised when the service has been performed, in accordance with the contractual arrangements and the stage of completion of the work.

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

Employee share schemes

Payments made by participants to acquire options under the Equity Participation Plan (the Plan) are credited to capital as "Shares to be issued." The estimated cost of awards is expensed as a charge to the profit and loss account on a straight line basis over the period to which the performance criteria of the plan relate. In compliance with UITF abstract 17: "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plan the original cash paid by employees to participate in the scheme will be transferred from shares to be issued to share capital and share premium.

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

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Purchased goodwill arising from acquisitions on and after January 1, 1998 has been capitalized as an intangible fixed asset. The directors are of the opinion that the intangible fixed assets of the Group have an indefinite economic life and as such the goodwill related to acquisitions to date is not amortized, but is subject to annual review for impairment. This is due to the durability of the Group's brand names, their ability to sustain long-term profitability and Cordiant Communication Group plc's commitment to develop and enhance their value. The acquisitions of the Group are intended to enhance the long-term value of the Group's networks. The individual circumstances of each subsequent acquisition the Group makes will be assessed to determine the appropriate treatment of any related goodwill.

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

Joint ventures and associated undertakings

The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

Billable Production

Billable production is stated at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients, and billable production under project arrangements.

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

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Property provisions

In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" the Group's property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items.

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


Derivatives

Interest rate caps
The Group manages interest rate exposure via interest rate caps, which are accounted for on an accruals basis. The notional amounts of interest rate caps are recorded off balance sheet.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

Forward exchange contracts
Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract.

Exchange gains and losses
Where the instrument is used to hedge against future transactions, gains and losses are recognized at the inception of the hedge in the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognized in the profit and loss account immediately.

Gains or losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

The Group's principal trading currencies and the exchange rates used against L sterling are as follows:


                                                      Average rate                      Closing rate
                                                      ------------                      ------------
                                             2000         1999         1998         2000           1999
                                     ------------- ------------ ------------ ------------ ---------------
        US Dollar                            1.52         1.62          1.66        1.49            1.61
        Deutschmark                          3.21         2.97          2.91        3.11            3.14
        Australian Dollar                    2.61         2.51          2.64        2.69            2.46
        Korean won (000's) *                1,710        1,923           N/A       1,890           1,826


* There were no operations in Korea during 1998.

Note 2 - Acquisitions, Disposals and Contingent and Deferred Capital Payments

Where applicable in this Note, translation from local currency is made at the rates at which the transactions were concluded.

Acquisitions

(a)      2000

In January 2000, the Group acquired the remaining 10% interest in Scholz & Friends, in Germany, for consideration of L2.9 million.

In January 2000, the previous 31% holding in Saatchi & Saatchi Bates Yomiko KKK renamed Bates Yomiko KKK in Japan was increased by the acquisition of an additional 19%, for L0.1 million consideration.

In January 2000, the previous 70% holding in Bates Fernandez SA in Argentina was
increased  by  the   acquisition  of  an  additional   4.8%,  for  L0.2  million
consideration.

In March 2000, the Group acquired a 100% holding in Healthworld Corporation. The purchase price for the acquisition included an initial payment of L148.3 million paid by Cordiant through the issuance of Cordiant ADSs and transferred share options. The acquisition also provides for additional estimated contingent payments of L3.3 million, due in the years 2001 and 2002 based on average earnings before interest, tax, depreciation, and amortisation for the preceding years.

In April 2000, the Group acquired the whole of the share capital of PSD Associates in the United Kingdom. The purchase price for the acquisition included an initial payment of L14.6 million paid by Cordiant through the issuance of Cordiant shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L13.9 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant shares.

In May 2000, the Group acquired substantially all of the assets of Arcom Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of L1.8 million paid by Cordiant through the issuance of Cordiant shares, and a further payment is due in the year 2003 based on the average profits

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

for the preceding three years. Estimated total additional payments of L0.9 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant shares.

In July 2000, the Group acquired the whole of the share capital of Donino White and Partners in the United States. The purchase price for the acquisition included an initial payment of L7.3 million paid by Cordiant through the issuance of Cordiant shares, and further payments are due in the years 2002 through to 2003 based on the average profits for the preceding three years. Estimated total additional payments of L2.5 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant ADSs.

In August 2000, the Group acquired a 85% holding in PPR Limited in Australia. The purchase price for the acquisition included an initial payment of L1.7 million paid in cash, and further payments are due in the years 2002 through to 2003 based on the average profits for the preceding three years. Estimated total additional payments of L4.4 million have been accrued.

In September 2000, the Group acquired a 100% holding in Lighthouse Global Network, Inc. The purchase price for the acquisition included an initial payment of L283.1 million paid by Cordiant through the issuance of Cordiant Ordinary shares, ADSs and transferred share options. The acquisition also provides for additional contingent payments estimated at L17.7 million to be made to former vendors of business acquired by Lighthouse Global Network, Inc., due in the years 2001 through to 2005 based on average earnings before interest, tax, depreciation, and amortisation for the preceding years of certain subsidiaries of Lighthouse Global Network, Inc.

In October 2000, the Group acquired a 100% holding in Generator Limited in New Zealand. The purchase price for the acquisition included an initial payment of L2.0 million paid in cash, and further payments are due in the years 2001 through to 2003 based on the average profits for the preceding three years. Estimated total additional payments of L1.6 million have been accrued.

In November 2000, the Group acquired the whole of the share capital of Bamber Forsyth Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of L7.0 million paid by Cordiant through the issuance of Cordiant shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L9.0 million have been accrued. The contingent payment will be paid entirely through the issuance of Cordiant shares.

In November 2000, the previous 32% holding in Newcomm Bates Group in Brazil was increased by the acquisition of an additional 19% interest. The purchase price for the additional acquisition included an initial payment of L8.1 million paid in cash, and further payments are due in the years 2001 and 2003 based on the average profits for the preceding three years. Estimated total additional payments of L8.7 million have been accrued.

In November 2000, the Group acquired an 80% holding in Intercom KG in Germany. The purchase price for the acquisition included an initial payment of L6.5 million paid by Cordiant through the issuance of Cordiant shares, and further payments are due in the years 2001 through to 2004 based on the average profits for the preceding three years. Estimated total additional payments of L0.1 million have been accrued.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

During 2000, the Group acquired a 100% holding in One Four One, Inc., in the Philippines; acquired a 100% holding in Camerote, in Spain; acquired a 100% holding in Impressionist, in Finland; acquired a 100% holding in CKMP Limited, in the United Kingdom; acquired substantially all of the assets of Herman Beasley Limited Limited in the United Kingdom; acquired an 85% holding in Big Island Limited, in Australia; the previous 28.9% holding in Ideaworks Limited, in Australia, was increased by the acquisition of an additional 46.2%; the previous 31.3% holding in Marketforce Limited, in Australia, was increased by the acquisition of an additional 18.8%; acquired a 100% holding in ESC Communicacion, in Spain. The consideration paid in 2000 for all these acquisitions was L4.6 million in cash and estimated total additional payments of L7.0 million have been accrued.

(b)      1999

In December 1999, the Group acquired substantially all of the assets of Interactive Edge, Inc., a New York corporation, Interactive Edge, Inc., a Connecticut corporation and Interactive Edge, LLC, a Delaware limited liability company, all of which were commonly owned by the sellers in the acquisition. The purchase price for the acquisition included an initial payment of $6.1 million paid by Cordiant through the issuance of Cordiant ADSs having a value of $5.5 million and $600,000 in cash. The acquisition also provides for an additional contingent payment in 2003 of up to a maximum of $18.9 million based on Interactive Edge achieving certain revenues and operating margins for the three years ending December 31, 2002. The contingent payment will be paid entirely through the issuance of Cordiant ADSs. The Group had accrued an estimated total additional deferred consideration of L11.5 million on acquisition at December 31, 1999, payable in Cordiant ADSs, and at December 31, 2000 the Group has revised it's estimate and has now accrued a total amount of L7.4 million.

In December 1999, the Group acquired an 80% interest in the share capital of Diamond Ad Ltd. The initial consideration was L14.8 million and further payments were due in the years 2000, 2001, and 2002 based on a multiple of average operating profits in 1999 to 2001, to a maximum of L82.1 million. As at December 31, 1999 further payments, based upon management's forecasts were estimated at L25.8 million. A payment of L34.9 million was made in October 2000, and at December 31, 2000 it is expected that there will be no more payments.

In October 1999, the previous 63% holding in Bates Fernandez SA in Argentina was increased by the acquisition of an additional 7%, for nil consideration.

In November 1999, the previous 60% holding in Bates Poland Sp z.o.o. in Poland was increased by the acquisition of an additional 40%, for L0.1 million consideration.

In November 1999, the previous 80% holding in Dr Puttner Bates Werebeagentur GmbH in Austria was increased by the acquisition of the remaining 20%, for L0.3 million consideration.

During 1999, the Group acquired a 100% holding in Cronert in Sweden, 55% holding in LdV in Belgium, 75% holding in Rodergas and Promopoma in Spain, 100% holding in Blue Skies Ltd in United Kingdom, 50% holding in Appel Grafik GmbH in Germany, 100% holding in Bates Clarion in India, 51% holding in Bates Romania in Romania, and 100% holding in Sarkka in Finland. The consideration paid in 1999 for all these acquisitions was L3.7 million in cash and estimated total additional payments of L0.2 million have been accrued at December 31, 2001.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

(c)     1998

In November 1998, the purchase of the remaining 24.9% of The Communications Group Pty Ltd, the holding company of its Australian subsidiaries, previously held by management, was completed. The acquisition was effective from July 1, 1998. The cost of acquisition was L6.7 million, of which L3.3 million was paid in cash and L3.4 million by the issue of shares.

In July 1998, the Group acquired the whole of the share capital of The Criterion Group, Inc., renamed Bates Travel and Tourism, Inc.. The initial payment was US$1.9 million (Ll.2 million) and further payments were due in the years 1999, 2000 and 2001 based on the average profits for the preceding three years. The Group had accrued estimated total additional payments of L2.6 million on acquisition at December 31, 1998. A payment of L2.6 million was made during 1999, and at December 31, 2000 the Group has revised it's estimate and has now accrued a total amount of L0.7 million.

In October 1998, the Group acquired the whole of the issued share capital of Churchill Advertising Group, Inc. renamed Bates Churchill Advertising Group, Inc., and Churchill Group, Inc., renamed Bates Churchill Group, Inc.. The acquisition was effective from July 1, 1998. The initial payment was US$1.3 million (L0.8 million) and further payments were due in the years 1999, 2000, 2001 and 2002 based on the average revenue of the 4 years ended June 30, 2002. The Group had accrued estimated total additional payments of L3.3 million on acquisition at December 31, 1998. Two payments totalling L0.9 million were made during 1999 and 2000, and at December 31, 2000 the Group has revised it's estimate and has now accrued a total amount of L1.9 million.

In October 1998, the previous 10% holding in Verdino Bates SA in Argentina was increased by the acquisition of an additional 80%. Subsequently Verdino Bates SA acquired the whole of the share capital of Fernando Fernandez SA in exchange for a 30% share of Verdino Bates SA with which it has been merged. The merged company has been renamed Verdino Bates Fernando Fernandez SA. The capital restructuring reduces the Group's holding to 63%. The payment for the additional shares was L1.4 million based on average profits for the years 1997 to 1999. Put and call options that were granted during 1998 for an additional 7% of the shares were exercised during 1999.

During 1998, the Group acquired 50.8% holding in EMC Starke & Gerlach GmbH in Germany, 51% holding in Kontoret As Reklamebyra in Norway and 100% holding in Not Just Film in The Netherlands. The consideration paid in 1998 for all these acquisitions was L0.7 million in cash and with further consideration of L0.1 million payable in the years 2002 and 2003.

Disposals

No disposals took place in 2000, 1999 and 1998 (other than Bates Japan Ltd).

The share capital of Bates Japan Ltd was restructured during the year, converting it from a wholly-owned subsidiary to a 31% joint venture investment in the renamed Saatchi & Saatchi Bates Yomiko KKK. No profit or loss arose as a result of this.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Contingent and Deferred Capital Payments

The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to make certain capital payments in the form of deferred consideration. The Directors best estimate of commitments, totalling L79.4 million (1999: L51.4 million) have been accrued in the balance sheet, of this amount L45.6 million is payable in cash with the remainder of L33.8 million being payable in new Cordiant Communications Group plc shares.

Cordiant estimates that, at the rates of exchange ruling at December 31, 2000, the total contingent payments (including interest) that may be made are as follows:

                                  2000         1999
                                  Lm           Lm
                               ------------ ------------
Due within 1 year                 12.6         33.4
Due within years 2-5              66.8         18.0
                               ------------ ------------
                                  79.4         51.4
                               ============ ============

Note 3 - Operating and Administrative Expenses

Operating and administrative expenses from continuing operations included the following:


                                                                        Year ended December 31,
                                                             ----------------------------------------------
                                                                  2000           1999             1998
                                                                  Lm             Lm               Lm
                                                             -------------- ---------------- --------------
Staff and associated costs (see note 5)                           274.8          184.4            168.9
Depreciation of owned fixed assets                                 13.4           10.3              9.5
Depreciation of assets held under finance leases                    0.2            0.1              0.2
Hire of plant and machinery - operating leases (see note            0.2            1.9              1.6
   26)
Hire of other assets - leasehold property net of sublease
   income (see note 26)                                            22.3           18.7             17.2
Loss/(profit) on sale of tangible fixed assets                      -              0.1             (0.1)
Goodwill written off                                                -              -                0.2
Auditor's remuneration, including expenses                          1.5            1.0              1.0
Auditor's remuneration, other than audit fees                       1.4            0.4              0.3
Other administrative expenses, including exceptional items        137.8           85.4             77.0
                                                             -------------- ---------------- --------------
                                                                  451.6          302.3            275.8
                                                             ============== ================ ==============


Of the other fees paid to the auditors and their associates, L0.9 million related to advice on the integration of acquired companies and associated corporate reorganisations. For the year ended December 31, 2000 the auditors were also paid L1.7 million which has been capitalised as part of the goodwill arising on acquisitions.

Cordiant made charitable donations in the United Kingdom of L14,000, L97,000, and L14,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



Note 4 - Exceptional Operating Items

Included in Operating and Administrative Expenses in Note 3 above are the following exceptional items:


                                          Total    Total     Total
                                          2000     1999      1998
                                          Lm       Lm        Lm
                                          -------- --------- ---------
Goodwill written off                         -       -       2.2
                                          ======== ========= =========


The goodwill written off in 1998 relates to the Group's Indonesian subsidiary. The decision was taken in view of the economic uncertainty in that country.

Note 5 - Employees

Average number of employees of Cordiant by geographic area:                   Year ended December 31,
                                                                         ----------------------------------
                                                                               2000        1999       1998
                                                                         ----------- ----------- ----------
United Kingdom                                                                1,878         520        523
North America                                                                 1,491         941        882
Continental Europe                                                            2,286       1,850      1,676
Asia Pacific and Latin America                                                2,712       1,842      1,823
                                                                         ----------- ----------- ----------
                                                                              8,367       5,153      4,904
                                                                         =========== =========== ==========


                                                                              Total       Total      Total
                                                                              2000        1999       1998
                                                                              Lm          Lm         Lm
                                                                         ----------- ---------- -----------
Wages and salaries                                                            244.7       163.2      150.0
Social security costs                                                          22.0        16.5       14.5
Pension costs - see Note 25                                                     8.1         4.7        4.4
                                                                         ----------- ----------- ----------
                                                                              274.8       184.4      168.9
                                                                         =========== =========== ==========


                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 6 - Net Interest and Similar Charges

                                                                              Year ended December 31,
                                                                         ----------------------------------
                                                                             2000        1999       1998
                                                                             Lm          Lm         Lm
                                                                         ----------- ----------- ----------
Interest payable and similar charges:
On bank loans, overdraft facilities and other loans required to be
repaid within five years                                                     12.3        4.9         3.6
On capitalized leases and hire purchase                                       0.1        0.1         0.1
Bank fees                                                                     1.3        0.7         0.7
Foreign exchange                                                              -          0.2         0.3
                                                                         ----------- ----------- ----------
                                                                             13.7        5.9         4.7
                                                                         ----------- ----------- ----------
Interest receivable and similar items:
On cash and deposits                                                          (3.7)       (1.5)       (1.7)
Note interest                                                                  -           -          (0.1)
                                                                         ----------- ----------- ----------
                                                                              (3.7)       (1.5)       (1.8)
                                                                         ----------- ----------- ----------
Group net interest payable and similar items                                  10.0         4.4         2.9
Net interest receivable
- Joint ventures                                                              (1.7)       (0.5)       (0.1)
- Associated undertakings                                                      0.1        (0.1)       (0.1)
                                                                         ----------- ----------- ----------
Net interest payable and similar items                                         8.4         3.8         2.7
                                                                         =========== =========== ==========


Note 7 - Taxes on Income

Taxes on income were made up as follows:


                                                                              Year ended December 31,


                                                                         ----------------------------------
                                                                              2000        1999       1998
                                                                              Lm          Lm         Lm
                                                                         ----------- ----------- ----------
UK corporation tax:
Currently payable                                                             (0.8)        0.1       1.3
Relief for overseas tax                                                       (0.1)       (0.1)     (0.1)
Deferred                                                                       0.4       -           -
                                                                         ----------- ----------- ----------
                                                                              (0.5)      -           1.2
Overseas taxation:
Currently payable                                                             15.0         9.5       5.7
Deferred                                                                       1.1        (0.7)      1.4
                                                                         ----------- ----------- ----------
Group taxation                                                                15.6         8.8       8.3
Joint ventures                                                                 2.0         1.1       0.5
Associated undertakings                                                        0.5         0.7       0.4
                                                                         ----------- ----------- ----------
Tax on ordinary activities                                                    18.1        10.6       9.2
                                                                         =========== =========== ==========


                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


The above charges reconcile as follows with the standard UK corporation tax rates:


                                                                              Year ended December 31,
                                                                   ----------------------------------------------
                                                                        2000            1999           1998
                                                                        Lm              Lm             Lm
                                                                   ---------------- -------------- --------------

Tax charge in financial statements                                     (18.1)          (10.6)          (9.2)
Tax charge on pre-tax profit at 30% (1999: 30.25%, 1998: 30.75%)       (17.3)           (9.8)          (7.6)
                                                                   ---------------- -------------- --------------
Difference                                                              (0.8)           (0.8)          (1.6)
                                                                   ================ ============== ==============

Deferred tax credits not available                                       0.2            (0.4)           2.3
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purposes:
    UK                                                                  (2.4)           (1.3)          (1.8)
    US                                                                   0.9            (0.6)           0.1
    Rest of World                                                       (1.0)           (0.8)          (1.1)
    Unrelieved profit/(losses)                                           1.9             4.4           (1.3)
   Difference between UK and overseas standard tax rates                (3.0)           (2.7)          (1.8)
Other items                                                              2.6             0.6            2.0
                                                                   ---------------- -------------- --------------
Difference above                                                        (0.8)           (0.8)          (1.6)
                                                                   ================ ============== ==============

The components of profit before taxation are as follows:

                                                                              Year Ended December 31,
                                                                   ----------------------------------------------
                                                                        2000            1999           1998
                                                                        Lm              Lm             Lm
                                                                   ---------------- -------------- --------------
Domestic (UK)                                                            6.2              3.1            3.0
Foreign                                                                 51.3             29.2           21.7
                                                                   ---------------- -------------- --------------
                                                                        57.5             32.3           24.7
                                                                   ================ ============== ==============


At December 31, 2000, the Group had L98 million of operating loss carryforwards expiring between 2001 and 2020. Additionally, the Group had L30 million of operating loss carryforwards, which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2001 and 2020 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

Reference should be made to Note 21, Deferred Taxation.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 8 - Earnings Per Ordinary Share

Basic earnings per Ordinary Share has been calculated on earnings ofL33.6 million (1999:L18.6 million, 1998: L13.8 million) based on 293,974,656 shares (1999: 226,583,809 shares; 1998: 222,436,033 shares) being the weighted average number of Ordinary Shares in issue during the periods. The number of Ordinary Shares in issue at December 31, 2000 was 364,561,997 (1999: 228,782,839).

Share options outstanding under the employee share schemes are considered to be common stock equivalents, and are included in the earnings per share calculation only when they are dilutive. Diluted earnings per ordinary share have been based on 317,959,652 shares (1999: 239,578,425 shares; 1998: 223,337,644).


Note 9 - Short-Term Investments

Short-term investments comprised overseas unlisted investments of L1.1 million and cash deposits of L1.3 million. In 1999, overseas unlisted investments of L1.1 million and cash deposits of L6.4 million.


Note 10 - Accounts and Other Receivables, Prepayments and Accrued Income

                                                                       2000               1999
                                                                       Lm                 Lm
                                                                ------------------- ------------------
Due within one year:
Trade receivables (net of allowances for doubtful debts)              401.1               303.4
Amounts due from joint ventures and associated undertakings             0.6                 1.2
Other receivables                                                      22.7                12.0
Prepayments and accrued income                                         27.7                19.4
                                                                ------------------- ------------------
                                                                      452.1               336.0
                                                                =================== ==================
Due after one year:
Other receivables                                                       4.9                 3.2
Prepayments and accrued income                                         20.6                16.9
                                                                ------------------- ------------------
                                                                       25.5                20.1
                                                                ------------------- ------------------

Reference should be made to Note 11 concerning the amounts of allowances for doubtful debts for each of the years presented.

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Note 11 - Valuation and Qualifying Accounts


                                                                      Additions
                                                    Balance at        charged to                         Balance
                                                    beginning         costs and                          at end of
                  Description                       of period         expenses        Deductions*        period
                  -----------                         Lm                 Lm                Lm              Lm
                                                  ---------------- ----------------- ---------------- ----------------
Year ended December 31, 2000:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                           11.2              7.1                -              18.3
   Allowance for non-recoverable billable
   production (deducted from billable
   production)                                          0.7              0.4                -               1.1
------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Year ended December 31, 1999:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                            7.5              3.7                -              11.2
   Allowance for non-recoverable billable
   production (deducted from billable
   production)                                          2.1               -               (1.4)             0.7
------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Year ended December 31, 1998:
   Allowance for doubtful accounts (deducted
   from accounts receivable)                            7.3              0.2                -               7.5
   Allowance for non-recoverable billable
   production (deducted from billable
   production)                                          3.2               -               (1.1)             2.1
------------------------------------------------- ---------------- ----------------- ---------------- ----------------

* Substantially represents amounts utilized against specific non-recoverable billable production and bad debts arising during the periods.

Note 12 - Long-Term Investments


                                          Associated undertakings
                                     ----------------------------------
                                         Share of
                                       tangible net       Share of                     Long term
                                          assets          Goodwill         Total      investments      Total
                                            Lm               Lm               Lm            Lm            Lm
                                     ----------------- ---------------- ------------- ------------- ------------
Cost or valuation
At beginning of year                        3.7              7.5             11.2           1.2          12.4
Additions                                   -                0.3              0.3           5.0           5.3
Disposals                                   -                -                -            (0.1)         (0.1)
Transfer to Group subsidiary               (0.3)            (4.7)            (5.0)          -            (5.0)
Share of retained profit                   (0.8)             -               (0.8)          -            (0.8)
                                     ----------------- ---------------- ------------- ------------- ------------
At end of year                              2.6              3.1              5.7           6.1          11.8
                                     ================= ================ ============= ============= ============

The transfer to Group subsidiary relates to Newcomm Bates, where an additional 19% was purchased in December 2000, increasing the Group ownership to 51%.

All long-term investments are unlisted.

The Group's investment in Zenith is classified as a joint venture, and is represented by a net deficit and disclosed as a provision (see Note 18).

                          CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 13 - Property and Equipment


                                           Leasehold     Leasehold     Information
                              Freehold      property      property      technology     Furniture and       Motor
                              property       - long        - short      equipment     other equipment    vehicles        Total
                                  Lm          Lm            Lm             Lm               Lm              Lm            Lm
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------

Cost
At beginning of year              0.8          0.3         17.2           35.2            27.3              3.3           84.1
Translation adjustment            -            -            0.5            0.3             0.3              -              1.1
Additions                         -            -            6.7            7.9             6.0              1.0           21.6
Companies acquired                0.6          2.7          1.7            7.5             5.0              1.1           18.6
Disposals                         -           (0.1)        (1.5)          (3.2)           (2.7)            (1.3)          (8.8)
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
At end of year                    1.4          2.9         24.6           47.7            35.9              4.1          116.6
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
Depreciation
At beginning of year              -            0.2          7.7           24.2            15.9              2.4           50.4
Translation adjustment            -            -            0.1            0.1             -                -              0.2
Charge for the year               -            0.1          2.1            6.4             4.3              0.7           13.6
Disposals                         -           (0.1)        (1.2)          (2.7)           (2.2)            (1.0)          (7.2)
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
At end of year                    -            0.2          8.7           28.0            18.0              2.1           57.0
                            ------------ ------------ -------------- --------------- ---------------- -------------- -------------
Net book value
At beginning of year              0.8          0.1          9.5           11.0            11.4              0.9           33.7
                            ============ ============ ============== =============== ================ ============== =============
At end of year                    1.4          2.7         15.9           19.7            17.9              2.0           59.6
                            ============ ============ ============== =============== ================ ============== =============
Net book value of assets
held under finance leases
included above
At beginning of year                 -            -            -           0.1             0.2              -              0.3
                            ============ ============ ============== =============== ================ ============== =============
At end of year                       -            -            -           0.3             0.1              0.1            0.5
                            ============ ============ ============== =============== ================ ============== =============



Net book value of land and buildings at end of year wasL20.0 million (1999:L10.4 million).

Depreciation attributable to owned property and equipment was L13.4 million (1999:L10.3 million); and depreciation attributable to assets held under finance leases wasL0.2 million (1999:L0.1 million).

At December 31, 2000 the commitments in respect of capital expenditure on properties, furniture and equipment was L1.6 million (1999: L0.4 million).

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Note 14 - Intangible assets - goodwill

                                                                                                     2000             1999
Cost                                                                                 Note            L m              L m
--------------------------------------------------------------------------------- ----------- --------------- -----------------
At beginning of year                                                                                 79.2             16.2
Additions                                                                              15           625.7             60.4
Translation adjustment                                                                                6.9              2.6
                                                                                              --------------- -----------------
At end of year                                                                                      711.8             79.2
                                                                                              =============== =================

Note 15 - The effects of the acquisition of subsidiaries in 2000

The table below summarises the aggregate of subsidiaries acquired by the Group during 2000:

                                                  L m                                                 L m
---------------------------------------- ---------------- -------------------------------- ----------------
Goodwill capitalised                              625.7   Loans and finance leases                    66.2
Goodwill transferred to reserves                    0.1   Creditors                                  135.3
Tangible fixed assets                              18.6   Minorities                                   0.1
Work in progress                                   13.9   Cost of acquisitions:
Debtors                                           104.8   o cash (net)                                24.4
Current investments                                 2.0   o Cordiant shares issued                   440.9
                                                          o accruals                                  98.2
                                         ----------------                                  ----------------
                                                  765.1                                              765.1
                                         ================                                  ================

The effects of the acquisitions of subsidiaries in 1999:

Owing to the timing of the acquisitions in the year ended December 31, 1999, their results did not have a material impact on the Group's turnover and operating profit for the year and they have consequently not been disclosed separately on the face of the consolidated profit and loss.

The aggregate revenue and operating profit included in the Group's results for the year ended December 31, 1999 in respect of acquisitions in the financial year were L9.6 million and L2.6 million respectively.

                                           Acquisitions                                    Acquisitions
                                                Lm                                             Lm
                                        -----------------                                ----------------
Goodwill capitalized                            60.4      Loans and finance leases             11.9
Goodwill transferred to reserves                 3.1      Creditors                            68.1
Tangible fixed assets                            2.9      Minorities                            0.4
Work in progress                                 0.6      Cost of acquisitions
Debtors                                         70.4      - cash (net)                         19.8
Current investments                              4.4      - Cordiant shares issued              4.1
                                                          - accruals                           37.5
                                        -----------------                                -------------------
                                               141.8                                          141.8
                                        =================                                ===================

Goodwill of L3.1 million has been written off directly to reserves in respect of adjustments made to estimates of deferred consideration on acquisitions made prior to January 1, 1998.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

The effects of the acquisitions and disposal of subsidiaries in 1998:

                                   Acquisitions    Disposals                                    Acquisitions  Disposals
                                        Lm         Lm                                                 Lm            Lm
                                   -------------- -----------                                  ------------- -----------
Goodwill capitalized (net)                 16.4            -  Loans and finance leases                0.2         (0.8)
Goodwill transferred to reserves            4.6         (2.4) Creditors                               9.0        (15.5)
Tangible fixed assets                       0.7         (0.5) Provision for joint venture
                                                              deficit                                 -            1.0
Work in progress                            0.6         (1.1) Minorities                             (0.7)          -
Debtors                                     7.2        (13.3) Cost of acquisitions
Cash in companies disposed of                  -        (0.4) - cash (net)                            6.8           -
Cash received                                  -         2.4  - Cordiant shares issued                3.4           -
                                                              - investments                           0.4           -
                                                              - accruals                             10.4           -
                                   -------------- -----------                                  ------------- -----------
                                           29.5        (15.3)                                        29.5        (15.3)
                                   ============== ===========                                  ============= ===========

The effects of the acquisition of Healthworld Corporation in the year to December 31, 2000

The following table sets out the book values of the identifiable assets and liabilities of Healthworld Corporation, in the United States, acquired and their fair value to the Group:

                                                                 Book          Fair value        Fair value
                                                                 Value        Adjustments         to Group
                                                  Note           L m                 L m          L m
                                            ----------------- ------------- ------------------ -----------------

Fixed assets                                                         3.0                -                3.0

Current assets                                     a                51.1               (0.2)            50.9
                                                              ------------- ------------------ -----------------
Total assets                                                        54.1               (0.2)            53.9
                                                              ------------- ------------------ -----------------

Creditors                                          a               (45.3)              (1.8)           (47.1)
                                                              ------------- ------------------ -----------------
Net assets/(liabilities)                                             8.8               (2.0)             6.8
                                                              ============= ================== =================

Goodwill                                                                                               155.1
                                                                                               ----------------
                                                                                                       161.9
                                                                                               =================
Satisfied by:
Shares issued                                                                                          138.0
Acquisition costs                                                                                       10.3
Contingent earnout payments                                                                              3.3
Options yet to be exercised                                                                             10.3
                                                                                               -----------------
Total consideration                                                                                    161.9
                                                                                               =================

Healthworld Corporation is headquartered in the United States. Contingent earnout payments are based on management's forecasts of the earnings of various underlying units. Material adjustments necessary to restate the net assets of Healthworld Corporation to their fair value were:

a Fair value adjustment to provide for additional provision against irrecoverable debtors, and for relocation of premises and redundancies, committed prior to acquisition, not accrued in the company's management accounts.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                    2000
Net cash outflows in respect of the acquisition comprised:          L m
                                                           -----------------

Acquisition costs                                                    10.3
Cash at bank and in hand                                             (9.0)
Bank overdrafts acquired                                              1.7
                                                           -----------------
Total                                                                 3.0
                                                           =================

There was no charge to the Group's profit and loss account in respect of costs incurred in reorganising, restructuring and integrating the acquisition in the period from effective date of acquisition of March 2, 2000 to December 31, 2000.

The Healthworld  Group of companies  acquired during the year  contributed  L5.5 million in respect to the Group's net operating cash flows, contributed L0.3 million in respect of net returns on investments and servicing of finance, paid L0.4 million in respect of tax, and had net receipts of L0.1 million in respect of capital expenditure. Healthworld generated a profit after taxation and minority interests of L9.6 million before exceptional items in the year ended December 31, 2000 (1999: L3.3 million), of which a profit of L9.3 million arose in the period from March 2, 2000 to December 31, 2000. The unaudited summarised profit and loss account and unaudited statement of total recognised gains and losses for the year from January 1, 2000 to March 1, 2000, extracted from local management accounts, and shown under UK GAAP, and on the basis of the accounting policies of Healthworld prior to the acquisition, are as follows:


                                                           Pre-Acquisition
Profit and loss account                                      Period to
                                                            March 1, 2000
                                                                L m
-------------------------------------------------------------------------------


Turnover                                                        18.7
Cost of sales                                                   (9.6)
                                                                --------
Revenue                                                          9.1
                                                                --------
Net operating expenses                                          (8.8)
Exceptional items                                               (2.7)
                                                                --------
Total net operating expenses                                   (11.5)
                                                               ---------
Operating loss                                                  (2.4)
Net interest payable and similar items                           -
                                                                --------
Loss on ordinary activities before tax                          (2.4)
Tax on profit on ordinary activities                             -
                                                                --------
Loss on ordinary activities after tax                           (2.4)
Minority interests                                               -
                                                                --------
Loss for the pre-acquisition period                             (2.4)
                                                                ========

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                                              Pre-acquisition
                                                                                                    Period to
                                                                                                     March 1,
                                                                                                         2000
Statement of total recognised gains and losses                                                            L m
----------------------------------------------------------------------------------------------- ------------------
Loss for the pre-acquisition period                                                                      (2.4)
Translation adjustment                                                                                    -
                                                                                                ------------------
Total recognised gains and losses relating to the pre-acquisition period                                 (2.4)
                                                                                                ==================

The effects of the acquisition of Lighthouse Global Network, Inc. in the year to December 31, 2000

The following table sets out the book values of the identifiable assets and liabilities of Lighthouse Global Network, Inc. acquired and their fair value to the Group:


                                                                                    Book        Fair value       Fair value
                                                                                    Value       Adjustments      to Group
                                                                      Note          L m            L m              L m
                                                                     -------- -------------- ----------------- ----------------

Fixed assets                                                                         10.2                -             10.2

Current assets                                                          a            72.6               (2.2)          70.4
                                                                              -------------- ----------------- ----------------
Total assets                                                                         82.8               (2.2)          80.6
                                                                              -------------- ----------------- ----------------

Current Liabilities                                                     a          (130.2)              (0.1)        (130.3)
                                                                              -------------- ----------------- ----------------
Net liabilities                                                                     (47.4)              (2.3)         (49.7)
                                                                              ============== ================= ================

Goodwill                                                                                                              364.7
                                                                                                               ----------------
                                                                                                                      315.0
                                                                                                               ================

Satisfied by:
Shares issued                                                                                                         272.5
Acquisition costs paid and accrued                                                                                     14.2
Contingent earnout payments                                                                                            17.7
Options yet to be exercised                                                                                            10.6
                                                                                                               ----------------
Total consideration                                                                                                   315.0
                                                                                                               ================

Lighthouse Global Network, Inc. is headquartered in the United States. Contingent earnout payments are based on management's forecasts of the earnings of various underlying units. Material adjustments necessary to restate the net assets of Lighthouse Global Network, Inc. to their fair value were:

a Fair value adjustment for additional provision against irrecoverable debtors and legal accruals, not provided for in the company's management accounts.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                       2000
Net cash outflows in respect of the acquisition comprised:             L m
                                                                 ---------------

Acquisition costs                                                      8.6
Cash at bank and in hand                                              (6.0)
Bank overdrafts acquired                                               1.0
                                                                 ---------------
Total                                                                  3.6
                                                                 ===============


The charge to the Group's profit and loss account in respect of costs incurred in reorganising, restructuring and integrating the acquisition in the period from effective date of acquisition of September 6, 2000 to December 31, 2000 was L0.6 million.
The Lighthouse Global Network Group of companies acquired during the year contributed L2.9 million in respect to the Group's net operating cash flows. Lighthouse Global Network, Inc. generated a profit after taxation and minority interests of L11.3 million in the year ended December 31, 2000 (1999: L0.9 million), of which a profit of L4.1 million arose in the period from September 6, 2000 to December 31, 2000. The unaudited summarised profit and loss account and unaudited statement of total recognised gains and losses for the year from January 1, 2000 to September 5, 2000, extracted from local management accounts, and shown under UK GAAP, and on the basis of the accounting policies of Lighthouse Global Network, Inc. prior to the acquisition, are as follows:


                                                         Pre-acquisition
                                                               Period to
                                                             September 5,
                                                                    2000
Profit and loss account                                              L m
-----------------------------------------------------------------------------

Turnover                                                           137.8
Cost of sales                                                      (61.1)
                                                         --------------------
Revenue                                                             76.7
Net operating expenses                                             (60.9)
                                                         --------------------
Operating profit                                                    15.8
Net interest payable and similar items                              (4.6)
                                                         --------------------
Profit on ordinary activities before tax                            11.2
Tax on profit on ordinary activities                                (4.0)
                                                         --------------------
Profit on ordinary activities after tax                              7.2
Minority interests                                                   -
                                                         --------------------
Profit for the pre-acquisition period                                7.2
                                                         ====================

                                                             Pre-acquisition
                                                                   Period to
                                                                September 5,
                                                                        2000
Statement of total recognised gains and losses                           L m
-----------------------------------------------------------------------------


Profit for the pre-acquisition period                                7.2
Translation adjustment                                              (1.0)
                                                         --------------------
Total recognised gains and losses relating to
  the pre-acquisition period                                         6.2
                                                         ====================

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 16 - Bank Loans, Overdrafts and Other Loans


                                                       Balance at end of     Weighted average
                                                             period           interest rate
                                                       ------------------- ---------------------

                                                             Year ended December 31, 2000
                                                             Lm                      %
                                                       ------------------- ---------------------
Bank loans and overdrafts                                    136.3                 7.5
                                                       =================== =====================
                                                             Year ended December 31, 1999
                                                             Lm                      %
                                                       ------------------- ---------------------
Bank loans and overdrafts                                      7.5                 7.9
                                                       =================== =====================

An amount of L179.4 million (1999: L65.2 million) of the Group's borrowings (comprising bank loans, overdrafts and long-term debt) is secured by guarantees from a number of its subsidiaries.

An amount of L0.7 million (1999: L1.1 million) included in bank loans and overdrafts is secured by charges over assets.

Note 17 - Accounts Payable, Other Liabilities and Accrued Expenses

                                                                   December 31, 2000            December 31, 1999
                                                              ----------------------------- --------------------------
                                                                Due Within     Due After     Due Within    Due After
                                                                 one year       one year      one year     one year
                                                                    L m           L m           L m           L m
                                                              --------------- ------------- ------------- ------------
Accounts payable                                                    342.2           -             293.2         -
Amounts payable:  Associated companies and joint ventures             7.5           -               5.4         -
Payments on account                                                  49.1           -              27.0         -
Finance leases                                                        2.8           0.9             0.5         0.2
Proposed dividends - equity shareholders                              8.4           -               5.1         -
Accruals and deferred income                                        133.1          20.6            69.0        11.5
Other payables                                                       22.6          10.0            17.1        12.9
                                                              --------------- ------------- ------------- ------------
                                                                    565.7          31.5           417.3        24.6
                                                              =============== ============= ============= ============

An amount of L0.6 million (December 31, 1999: L5.3 million) is included in accounts payable is secured by related trade receivables. Liabilities under finance leases are secured on the assets leased.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 18 - Property, Pension and Other Provisions

                                                                Pensions
                                                              and similar
                                                               employment                               Joint
                                                  Property    obligations     Other        Total      ventures
                                                     Lm            Lm           Lm          Lm            Lm
                                                 ------------ ------------- ----------- ------------ ------------

Gross provision
At beginning of year                                  28.6         16.8           1.5        46.9         14.4
Translation                                            0.2          1.1          (0.1)        1.2         (0.7)
Profit and loss account                                -            1.6           1.0         2.6         (1.6)
Utilized                                              (4.0)        (1.7)         (0.2)       (5.9)         -
                                                 ------------ ------------- ----------- ------------ ------------
At end of year                                        24.8         17.8           2.2        44.8         12.1
                                                 ------------ ------------- ----------- ------------ ------------
Discount
At beginning of year                                   6.3          -             -           6.3          -
Profit and loss account                               (1.1)         -             -          (1.1)         -
                                                 ------------ ------------- ----------- ------------ ------------
At end of year                                         5.2          -             -           5.2          -
                                                 ------------ ------------- ----------- ------------ ------------
Net book value
At beginning of year                                  22.3         16.8           1.5        40.6         14.4
                                                 ============ ============= =========== ============ ============
At end of year                                        19.6         17.8           2.2        39.6         12.1
                                                 ============ ============= =========== ============ ============


Property provisions relate to future payments on vacant properties and assigned leases, and are analyzed by year as follows:

                                                       2000        1999
                                                       Lm          Lm
                                                    ----------- ------------

Under one year                                           3.9         3.6
One to two years                                         3.3         3.5
Two to five years                                        5.4         7.2
Over five years                                          7.0         8.0
                                                    ----------- ------------
                                                        19.6        22.3
                                                    =========== ============


Provisions for joint venture  deficit*
The Group share of net  liabilities is as shown below.

                                                       2000        1999
                                                       Lm          Lm
                                                    ----------- ------------

Fixed assets                                              2.1         1.7
Current assets                                          128.5        84.4
                                                    ----------- ------------
Share of gross assets                                   130.6        86.1
                                                    ----------- ------------
Liabilities due within one year                        (142.6)      (99.9)
Liabilities due after one year                           (0.1)       (0.6)
                                                    ----------- ------------
Share of gross liabilities                             (142.7)     (100.5)
                                                    ----------- ------------
Share of joint venture net liabilities                  (12.1)      (14.4)
                                                    =========== ============

* The provision for joint venture deficit relates to Zenith Media Worldwide in 2000 and to Zenith Media Worldwide and Saatchi & Saatchi Bates Yomiko in 1999.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 19 - Long-Term Debt

                                         2000              1999
                                          Lm                Lm
                                   ------------------ ----------------

Bank loans                               73.0              75.8
                                   ================== ================

In July 2000, the Group refinanced it's core banking facilities, with new committed facilities of US$400 million (L268.5 million), which replaced the existing core facilities. The Group's core banking facilities are to be used for cash acquisition payments, including the acquisition of Lighthouse Global Network, Inc. (see note 15), acquisition related costs and expenses, and for the Group's ongoing working capital requirements.

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 0.7% and 1.25% per annum depending upon the Group complying with certain financial covenants.

Note 20 - Guarantees and Contingent Liabilities

In addition to the amounts described in Notes 16 and 19, the Company has guaranteed L8.1 million (1999: L2.2 million) of borrowings of subsidiary undertakings. At December 31, 2000 in total L187.5 million (1999: L67.4 million) of such borrowings were outstanding.

The Company has also guaranteed the operating lease commitments (all relating to leasehold property) of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at December 31, 2000 amounted to L136.7 million (1999: L147.3 million) and in addition the Company has given other guarantees in respect of liabilities of subsidiary undertakings incurred in the normal course of business amounting to L40.6 million (1999: L12.6 million).

The Company gave a number of guarantees in respect of obligations of Saatchi & Saatchi plc companies which remain in force. Saatchi & Saatchi plc has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. They include guarantees of operating lease commitments related to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 2000 were L170.1 million (1998: L183.2 million).

The Company and Saatchi & Saatchi plc have each guaranteed Zenith's bank facility of L16.5 million and have agreed between themselves to share equally any liability arising therefrom. Borrowings drawn down under the Zenith facility at December 31, 2000 were L7.7 million (1999: L5.4 million).

Other guarantees given by the Group to third parties amounted to L2.5 million at December 31, 2000 (1999: L6.0 million).

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


At December 31, 2000 and 1999, the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases for the following year:

                                                             2000       1999
                                                              Lm         Lm
                                                          ----------- ----------

Capital expenditure committed but not provided for           1.6         0.4
                                                          =========== ==========


                                                            Land and
                                                            buildings
                                                  Gross    provisions      Net        Other        2000         1999
                                                   Lm           Lm         Lm         Lm           Lm           Lm
                                                ---------- ------------ ----------- ----------- ----------- ----------
Non-cancellable operating lease which expire:
Within one year                                       5.6       (0.7)        4.9         0.9         5.8         4.5
Within two to five years                             18.4       (0.5)       17.9         1.7        19.6         8.3
Over five years                                      28.3       (2.7)       25.6         0.1        25.7        14.4
                                                ---------- ------------ ----------- ----------- ----------- ----------
                                                     52.3       (3.9)       48.4         2.7        51.1        27.2
                                                ========== ============ =========== =========== =========== ==========

Of the above operating lease property commitments, an amount of L9.7 million is recoverable from subtenants (1999: L10.2 million).


Note 21 - Deferred Taxation

                                                      2000        1999
                                                      Lm          Lm
                                                   ----------- ----------
Provisions for UK deferred taxation                     0.4         -
Provisions for overseas deferred taxation               -          1.2
                                                   ----------- ----------
                                                        0.4        1.2
                                                   =========== ==========

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated L80 million (1999: L69 million).

Temporary differences at the appropriate tax rate at December 31, 2000 and 1999 are as follows:

                                                      Asset/(liability)
                                                 ----------------------------
                                                     2000          1999
                                                      Lm            Lm
                                                 ------------- --------------

Deferred tax asset
Accrued property rental expense                        6.4           7.1
Accrued compensation                                   6.4           5.6
Capital loss carryforwards                            15.0           9.6
Operating loss carryforwards*                         50.0          51.0
Other                                                 10.8           8.6
                                                 ------------- --------------
Total deferred tax assets                             88.6          81.9
Valuation allowance                                  (84.6)        (81.9)
                                                 ------------- --------------
Net deferred tax asset                                 4.0           -
                                                 ============= ==============

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



Deferred tax liabilities
Other                                                 (4.4)         (1.2)
                                                 ------------- --------------
Net deferred tax liabilities                          (0.4)         (1.2)
                                                 ============= ==============

* See Note 7 for a discussion of potential restrictions on operating loss carryforwards.

A valuation allowance is provided to reduce the deferred tax assets to a level which, based on the weight of available evidence, will more likely than not be realized. The net deferred asset reflects management's estimate of the amount which will be realized based on this criteria.

The net change in the valuation allowance for deferred tax assets during 2000 amounted to an increase of L2.7 million.

Note 22 - Taxation

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.


Note 23 - Share Capital


                                                            December 31,
                                                         2000           1999
                                                         Lm             Lm
                                                    --------------- ------------
Authorized share capital of the Company                   260.0          150.5
                                                    =============== ============
Allotted, called up and fully paid:
364,561,997 Ordinary Shares of 50p each
(1999: 228,782,839 Ordinary Shares of 50p each)           182.3          114.4
                                                    =============== ============

During the year the Company issued 5.8 million Ordinary shares of 50p each for consideration of L8.3 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 130.0 million Ordinary shares of 50p each for a total consideration of L440.9 million in respect of the acquisition of the Group's 100% interest in PSD Associates Limited, Arcom Limited, and Bamber Forsyth Limited in the United Kingdom, and Healthworld Corporation, Lighthouse Global Network, Inc., Donino White and Partners in the United States, and in respect of the Group's 80% interest in Intercom Management GmbH in Germany.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 24 - Employee Share Schemes

Changes in the number of Cordiant Communication Group plc Ordinary Shares issuable under options outstanding under the Company's executive share option schemes during the three year period ended December 31, 2000 were as follows:



Cordiant Ordinary Shares:                                    Year ended December 31,
                                                  2000                 1999                1998
                                          --------------------- ------------------- --------------------

At beginning of year                            25,814,219            26,136,926          28,045,239
Options exercised during year                   (5,220,687)           (1,641,720)           (499,877)
Options issued during year                       2,187,109             2,268,577           1,523,078
Options lapsed during year                      (1,535,741)             (949,564)         (2,931,514)
Options rolled over from acquisitions           12,752,835                     -                   -
                                          --------------------- ------------------- --------------------
At end of year                                  33,997,735            25,814,219          26,136,926
                                          --------------------- ------------------- --------------------
Exercisable at end of year                       7,844,122             1,714,021           2,591,584
                                          --------------------- ------------------- --------------------
Weighted average exercise price                        143p                  113p                114p
                                          ===================== =================== ====================

Changes in the number of Cordiant Communication Group plc Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended December 31, 2000 were as follows:


Cordiant Ordinary Shares:                                    Year ended December 31,
                                                  2000                 1999                1998
                                          --------------------- ------------------- --------------------

At beginning of year                             1,080,256             1,291,543           1,624,662
Options exercised during year                     (592,976)              (24,695)            (84,612)
Options issued during year                               -                     -                   -
Options lapsed during year                        (487,280)             (186,592)           (248,507)
                                          --------------------- ------------------- --------------------
At end of year                                           -             1,080,256           1,291,543
                                          --------------------- ------------------- --------------------
Exercisable at end of year                               -             1,080,256                   -
                                          ===================== =================== ====================


Under UITF 17 the Group is exempt from charging the discount on sharesave options to the profit and loss account.

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES

Options outstanding at December 31, 2000 under the Company's share option schemes are shown below:


                                                       Date of     Number of  Exercise                         Scheme
                                                         grant        shares       price                  Exercisable

----------------------------------------------- --------------- ------------- ----------- ----------------------------
Number 2 Scheme                                       Jun 1991       142,973        135p                  To Jun 2001
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Sep 1991        19,209        135p                  To Sep 2001
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Demerger Number 2 Scheme                              Apr 1992       112,204        107p                  To Apr 2002
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jun 1991      339,818*        134p                  To Jun 2001
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1992        78,895        107p                  To Apr 2002
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1992        6,174*        107p                  To Apr 2002
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Performance Option Scheme                             May 1995       236,562         73p         May 1998 To May 2005
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 1995       236,561         95p         Aug 1998 To Aug 2005
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1996       255,000        130p         Apr 1999 To Apr 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1996      515,000*        130p         Apr 2001 to Apr 2003
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1997       537,500        131p         Apr 2000 to Apr 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Demerger Performance Option Scheme                    Apr 1997      615,000*        131p         Apr 2002 to Apr 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 1995        41,462         73p         May 1998 To Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 1995      109,926*         73p         May 2000 to May 2002
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 1995        41,463         95p         Aug 1998 To Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1996        98,750        130p         Apr 1999 To Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1996      248,750*        130p         Apr 2001 to Apr 2003
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1997       165,000        131p         Apr 2000 to Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1997      186,250*        131p         Apr 2002 to Apr 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Performance Share Option Scheme                       Dec 1997     5,512,423        105p         Dec 2000 to Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 1998       819,434        124p         May 2001 to May 2005
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Mar 1999     1,502,527        164p         Mar 2002 to Mar 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 1999        93,483        176p         Aug 2002 to Aug 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Mar 2000     1,210,835        358p         Mar 2003 to Mar 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jun 2000       145,684        302p         Jun 2003 to Jun 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 2000       145,820        347p         Aug 2003 to Aug 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Dec 2000       485,858        246p         Dec 2003 to Dec 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Equity Participation Plan                             Dec 1997    10,461,108        105p         Dec 2000 to Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Mar 1999        80,029        105p         Mar 2002 to Mar 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Zenith Executive Incentive Plan                       Dec 1997     1,047,984        109p         Dec 2000 to Dec 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1999        61,646        160p         Apr 2002 to Apr 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
Healthworld Grants                                    Nov 1997       205,777        129p         Mar 2000 to Nov 2004
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Nov 1997       586,589        130p         Mar 2000 to Nov 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Nov 1997       108,305        143p         Mar 2000 to Nov 2007
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Feb 1998       259,957        216p         Mar 2000 to Feb 2005
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Feb 1998        59,192        217p         Mar 2000 to Feb 2008
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Feb 1998        31,503        238p         Mar 2000 to Feb 2003
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Feb 1998        11,809        239p         Mar 2000 to Feb 2003
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 1998       129,966        218p         Mar 2000 to Jul 2008
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 1998        75,470        216p         Mar 2000 to Jul 2005
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Dec 1998        78,224        155p         Mar 2000 to Dec 2008
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Dec 1998       243,021        156p         Mar 2000 to Dec 2008
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jan 1999        10,830        198p         Mar 2000 to Jan 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Feb 1999       143,656        209p         Mar 2000 to Feb 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 1999         8,664        173p         Mar 2000 to Apr 2006
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 1999        10,829        189p         Mar 2000 to May 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 1999       216,609        167p         Mar 2000 to Jul 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 1999       104,620        180p         Mar 2000 to Aug 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Nov 1999       866,440        252p         Apr 2001 to Nov 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------

                                      F-34

1999 Lighthouse Global Network Grants                 Jan 1999        62,538         31p         Sep 2000 to Jan 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 1999         5,212         31p         Sep 2000 to Sep 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Sep 1999       260,575        127p         Sep 2000 to Sep 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Sep 1999        78,173         31p         Sep 2000 to Sep 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Sep 1999        78,173        165p         Sep 2000 to Sep 2009
----------------------------------------------- --------------- ------------- ----------- ----------------------------
2000 Lighthouse Global Network Grants                 Apr 2000     2,645,969        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000       107,162        190p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        37,742        216p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        88,456        241p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000         7,818        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        20,847        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        85,991        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        16,846        216p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        30,227        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        39,088        216p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        15,635        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        10,423        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000         9,040        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        15,636        241p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000       240,262        165p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Apr 2000        26,058        190p         Sep 2000 to Apr 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000        54,723        165p         Sep 2000 to Jan 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000        11,356        216p         Sep 2000 to Jan 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000       736,700        241p         Sep 2000 to Oct 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000         2,606        165p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000         2,606        241p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000        31,269        165p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000         3,909        241p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000         2,606        165p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000        13,717        241p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000         2,606        165p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      May 2000        61,722        241p         Sep 2000 to May 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jun 2000        10,424        241p         Sep 2000 to Jun 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 2000         2,606        165p         Sep 2000 to Jul 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 2000       315,272        241p         Sep 2000 to Jul 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Jul 2000        10,423        241p         Sep 2000 to Jul 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 2000        15,635        241p         Sep 2000 to Aug 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 2000         7,818        241p         Sep 2000 to Aug 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------
                                                      Aug 2000       125,077        318p         Sep 2000 to Aug 2010
----------------------------------------------- --------------- ------------- ----------- ----------------------------


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

Following the Demerger from Saatchi & Saatchi plc in 1997, the Group has only one material defined benefit scheme with active membership, the Cordiant Group Pension Scheme. This UK scheme was closed to new members in 1990 with new employees after that date joining a defined contribution scheme. Employees of Saatchi & Saatchi and Zenith remain members of the scheme under transitional arrangements. The latest actuarial valuation, based on the attained age method and assuming an investment return of 8% and salary increases of 6%, was carried out as at April 1, 1999 when the actuarial value of investments in the scheme were L27.7 million and the level of funding was 91.2%. The deficit will be principally borne by the Group over the remaining service lives of existing employees. Employer's contributions to the scheme in 2000 were L0.2million. Contributions and expense are based on recommendations of a qualified actuary.

In addition to pension schemes the Group operates an unfunded deferred compensation plan under which salary sacrifices are deferred and accrue interest until the accumulated benefit is fully withdrawn. The cost of this during the year was L0.2 million (1999: L0.3 million). At December 31, 2000 accumulated fund was L3.3 million (1999: L3.3 million) which is included in provisions for pensions and similar employment obligations (note 18).

The pension expense for the year was as follows:

                                                     2000         1999          1998
                                                      Lm           Lm            Lm
                                               ------------ --------------- -------------

Defined benefit schemes                               0.4          0.2           0.3
Defined contribution schemes                          7.7          4.5           4.1
                                               ------------ --------------- -------------
                                                      8.1          4.7           4.4
                                               ============ =============== =============

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


Note 26 - Leases

The Group leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 18), having initial or remaining non-cancelable terms in excess of one year are as follows:

                                                                             Sublease
                                                            Minimum           Rental             Net
                                                           Payments           Income          Payments
Years Ending December 31                                      Lm                Lm               Lm
------------------------------------------------------ ------------------ ---------------- ----------------

2001                                                          38.5              9.1              29.4
2002                                                          37.0              8.9              28.1
2003                                                          34.1              8.3              25.8
2004                                                          29.7              8.9              20.8
2005                                                          26.7              9.2              17.5
Thereafter                                                   161.4             73.9              87.5
                                                       ------------------ ---------------- ----------------
Total minimum lease payments                                 327.4            118.3             209.1
                                                       ================== ================ ================

Total expense for all operating leases was:

                                                                     Year ended December 31,
                                                       ----------------------------------------------------

                                                             2000              1999             1998
Net operating lease expense                                   Lm                Lm               Lm
                                                       ------------------ ---------------- ----------------
Total operating lease expense                                 32.2              30.8             27.0
Sublease rental income                                        (9.7)            (10.2)            (8.2)
                                                       ------------------ ---------------- ----------------
Net operating lease expense                                   22.5              20.6             18.8
                                                       ================== ================ ================

Note 27 - Consolidated Statements of Cash Flows - Supplemental Information

Reconciliation of trading profit to net cash flow from operating activities

                                                                     Year ended December 31,
                                                       ----------------------------------------------------
                                                             2000              1999             1998
                                                              Lm                Lm               Lm
                                                       ------------------ ---------------- ----------------

Trading profit                                                61.4              33.5             26.0
Depreciation                                                  13.6              10.4              9.7
Loss/(profit) on sale of tangible fixed assets                 -                 0.1             (0.1)
Prepaid property lease                                        (8.3)              -                -
(Increase)/decrease in billable production                     1.4              (4.7)             2.0
Increase in receivables                                       (1.8)            (30.0)            (1.4)
Increase/(decrease) creditors                                (17.0)             45.5             (9.6)
Utilization of property provisions                            (4.0)             (4.8)            (7.0)
Non-cash item - goodwill write-off                             -                 -                0.2
                                                       ------------------ ---------------- ----------------
Net cash inflow from operating activities                     45.3              50.0             19.8
                                                       ================== ================ ================

                                      F-37

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES


                                                                                    Year ended December 31,
                                                                       --------------------------------------------------
                                                                                 2000            1999            1998
                                                                                 L m             L m             L m
-------------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                                                 3.7              1.5             1.9
Interest paid                                                                   (10.7)            (5.7)           (3.8)
Interest element of finance leases rental payments                               (0.1)            (0.1)           (0.1)
Bank fees                                                                        (2.3)            (1.7)           (0.4)
Dividends paid to minorities                                                     (2.1)            (1.0)           (2.5)
                                                                       --------------------------------------------------
Net cash outflow from returns on investments and servicing of finance           (11.5)            (7.0)           (4.9)
                                                                       ==================================================

Taxation paid
UK corporation tax paid                                                          (1.3)            (0.3)           (0.7)
Overseas tax paid                                                               (10.0)            (6.4)           (7.6)
                                                                       --------------------------------------------------
Net tax paid                                                                    (11.3)            (6.7)           (8.3)
                                                                       ==================================================

Capital expenditure and financial investment
Purchase of tangible fixed assets                                               (19.6)           (19.4)           (8.7)
Sale of tangible fixed assets                                                     1.5              1.1             1.2
Purchase of other fixed asset investments                                        (5.6)            (0.5)            -
Sale of other fixed asset investments                                             0.2              0.2             0.1
                                                                       --------------------------------------------------
Net cash outflow from capital expenditure and financial investment              (23.5)           (18.6)           (7.4)
                                                                       ==================================================

Acquisitions and disposals
Purchase of subsidiary undertakings                                             (70.2)           (23.6)           (7.5)
Purchase of associated undertakings                                              (1.0)            (2.4)           (0.2)
Cash acquired with subsidiaries                                                  24.4              3.8             0.7
Cash in businesses sold                                                           -                -              (0.4)
                                                                       --------------------------------------------------
Net cash outflow from acquisitions and disposals                                (46.8)           (22.2)           (7.4)
                                                                       ==================================================

Management of liquid resources
Cash deposits                                                                     5.2             (5.5)           (0.8)
                                                                       --------------------------------------------------
Net cash inflow/(outflow) from management of liquid resources                     5.2             (5.5)           (0.8)
                                                                       ==================================================

Analysis of changes in net funds
                                                                                       Exchange &
                                                At Jan 1,              Acquisitions     non cash     At Dec 31,
                                                  2000      Cash flows     *            movements      2000
                                                   Lm          Lm          Lm              Lm           Lm
                                              ---------- ------------ ------------- ------------- ------------
Cash at bank and in hand                           80.0       21.5          -             (1.7)        99.8
Bank overdrafts                                    (3.2)      (5.4)         -             (0.4)        (9.0)
                                              ---------- ------------ ------------- ------------- ------------
                                                   76.8       16.1          -             (2.1)        90.8
                                              ---------- ------------ ------------- ------------- ------------
External debt due within one year                  (4.3)     (56.8)       (66.2)           -         (127.3)
External debt due after one year                  (75.8)       3.5          -             (0.7)       (73.0)
Finance leases                                     (0.7)      (3.0)         -              -           (3.7)
                                              ---------- ------------ ------------- ------------- ------------
                                                  (80.8)     (56.3)       (66.2)          (0.7)      (204.0)
                                              ---------- ------------ ------------- ------------- ------------
Cash deposits - current asset investments           6.4       (5.2)         -              0.1          1.3
                                              ---------- ------------ ------------- ------------- ------------
Net funds/(debt)                                    2.4      (45.4)       (66.2)          (2.7)      (111.9)
                                              ========== ============ ============= ============= ============

                         CORDIANT COMMUNICATIONS GROUP
                                AND SUBSIDIARIES



                                                                                       Exchange &
                                                 At Jan 1,             Acquisitions     non cash     At Dec 31,
                                                  1999     Cash flows       *           movements       1999
                                                   Lm          Lm           Lm             Lm            Lm
                                              ---------- ------------ ------------- ------------- ------------
Cash at bank and in hand                          62.3        16.0          -              1.7         80.0
Bank overdrafts                                  (21.2)       18.0          -              -           (3.2)
                                              ---------- ------------ ------------- ------------- ------------
                                                  41.1        34.0          -              1.7         76.8
                                              ---------- ------------ ------------- ------------- ------------
External debt due within one year                 (0.5)       (2.0)        (1.7)          (0.1)        (4.3)
External debt due after one year                 (36.4)      (28.2)       (10.2)          (1.0)       (75.8)
Finance leases                                    (0.4)       (0.3)         -              -           (0.7)
                                              ---------- ------------ ------------- ------------- ------------
                                                 (37.3)      (30.5)       (11.9)          (1.1)       (80.8)
                                              ---------- ------------ ------------- ------------- ------------
Cash deposits - current asset investments          0.8         5.5          -              0.1          6.4
                                              ---------- ------------ ------------- ------------- ------------
Net funds/(debt)                                   4.6         9.0        (11.9)           0.7          2.4
                                              ========== ============ ============= ============= ============

                                                                       Acquisitions   Exchange &
                                                At Jan 1,                  and         non cash     At Dec 31,
                                                  1998     Cash flows   disposals *    movements       1998
                                                   Lm          Lm           Lm            Lm            Lm
                                              ---------- ------------ ------------- ------------- ------------
Cash at bank and in hand                          61.7        2.6           -            (2.0)         62.3
Bank overdrafts                                   (7.7)     (13.4)          -            (0.1)        (21.2)
                                              ---------- ------------ ------------- ------------- ------------
                                                  54.0      (10.8)          -            (2.1)         41.1
                                              ---------- ------------ ------------- ------------- ------------
External debt due within one year                 (0.7)       0.7          (0.5)          -            (0.5)
External debt due after one year                 (28.4)      (9.3)          1.1           0.2         (36.4)
Finance leases                                    (0.2)       0.2           -            (0.4)         (0.4)
                                              ---------- ------------ ------------- ------------- ------------
                                                 (29.3)      (8.4)          0.6          (0.2)        (37.3)
                                              ---------- ------------ ------------- ------------- ------------
Cash deposits - current asset investments          -          0.8           -             -             0.8
                                              ---------- ------------ ------------- ------------- ------------
Net funds/(debt)                                  24.7      (18.4)          0.6          (2.3)          4.6
                                              ========== ============ ============= ============= ============


*        Excluding cash and overdrafts

                         Cordiant Communications Group
                                and Subsidiaries


Note 28 - Operations by Geographic Area

                                                                                         Asia Pacific
                                                     United        North     Continental     and
                                                     Kingdom      America      Europe    Latin America       Total
                                                       Lm           Lm           Lm           Lm              Lm
                                                 ------------ ------------ ------------ ---------------- ----------
Year ended December 31, 2000:
Revenue                                               84.1        148.5        133.1        147.3            513.0
Operating profit                                       7.9         15.9         16.0         21.6             61.4
Total assets employed                                186.8        662.8        144.3        402.7           1396.6
Net assets before financial items                     26.4        467.1         37.5         53.0            584.0

Year ended December 31, 1999:
Revenue                                               40.2         83.1        121.9         90.6            335.8
Operating profit                                       4.4         10.9         12.5          5.7             33.5
Total assets employed                                 40.7        123.7        111.5        313.7            589.6
Net assets/(liabilities) before financial items      (41.8)       (19.5)         6.8         11.9            (42.6)

Year ended December 31, 1998:
Revenue                                               39.8         71.8        108.4        81.8             301.8
Operating profit                                       4.5          8.2         10.1         3.2              26.0
Total assets employed                                 44.2        104.7         95.8       142.0             386.7
Net assets/(liabilities) before financial items      (48.4)       (10.6)         5.9       (12.8)            (65.9)

The Group's customers are located throughout the world. During 2000, 1999, and 1998 no clients accounted for more than 10% of Cordiant's ongoing revenue.

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.


Geographical analysis of Group share of joint ventures and associated undertakings operating profits:

                                                          2000          1999
                                                           Lm            Lm
                                                    ------------- --------------
UK                                                         3.9           3.7
Asia Pacific and Latin America                             1.7           1.2
                                                    ------------- --------------
                                                           5.6           4.9
                                                    ============= ==============

Note 29 - Directors' emoluments

The total  emoluments,  pension costs and fees for the year ending  December 31,
2000   wereL4,187,000   (1999:    L4,147,000)   of   whichL152,000   were   fees
(1999:L118,000).

The emoluments, excluding pension contributions, of the Chairman and highest paid Director, were:

Year ended December 31, 2000
----------------------------
Charles Scott (Chairman)                                        L220,000
Michael Bungey (Highest paid Director)                        L1,249,000

Year ended December 31, 1999
----------------------------
Charles Scott (Chairman)                                        L206,000
Michael Bungey (Highest paid Director)                        L1,024,000


Note 30 - Directors' Interests

The interests of the directors who were in office at the year end in the Company's share capital appearing in the register maintained by the Company pursuant to Section 325 of the Companies Act of 1985 were as set out below.

                                                                          Ordinary share options and equity
                                     Beneficially owned ordinary shares           participation rights
                                      December 31,        December 31,       December 31,     December 31,
                                          2000               1999                2000             1999
                                   ---------------- -------------------- ------------------- ----------------
M Bungey                                 55,990           55,990            1,537,130           1,537,130
A D'Angelo                                  960              960              810,255             810,255
J de Yturbe                                   -                -              854,397             854,397
D Fishburn                                    -                -                    -                   -
T Levitt                                 18,796           18,796                    -                   -
P M Schoning                             59,926                -              665,901             725,827
I Smith(1)                            1,106,094                -              450,382                   -
C Scott(2)                               85,172           85,172              731,905             731,905
R Stomberg                                    -                -                    -                   -
J Tyrrell                                     -                -                    -                   -
W Whitehead                                 787              787              815,827             815,827
---------------------------------- ---------------- -------------------- ------------------- ----------------
(1)   For disclosure purposes, Mr. Smith is deemed to be interested in all of the 1,106,094 shares held by TCG Employee Investment Pty Ltd. His beneficial interest is limited to approximately 9% of the shares held by
      TCG Employee Investment Pty Ltd at any given time. On January 8, 2001, TCG
      Employee Investment Pty Ltd disposed of 700,000.
(2)      Includes options and shares in spouse's name.

The directors' interests in the Company's share capital have not changed since
December 31, 2000.

                         Cordiant Communications Group
                                and Subsidiaries


Note 31 - Related Parties

During 2000, 1999 and 1998 transactions in the ordinary course of business with associated companies were as follows:

                                                  2000       1999       1998
                                                   Lm         Lm         Lm
                                             ----------- ---------- ----------
              Media services                      116.6      182.1      214.0
              Production                           11.0       13.8        9.5
                                             ----------- ---------- ----------
                                                  127.6      195.9      223.5
                                             =========== ========== ==========


The year end balances with associated companies are disclosed in Notes 10 and 17.

Contracts of significance which were entered into by the Group during 2000, 1999, and 1998 in which the directors of a subsidiary company had a material interest, details of which are given in Note 2, were as follows:

In January 2000, the Group acquired the remaining 10% interest in Scholz & Friends, in Germany, for consideration of DEM 9.0 million (L2.9 million).

In January 2000, the Group acquired a further 19% interest in Bates Yomiko, in Japan, for consideration of JPY 19.0 million (L0.1 million).

In December 2000, the Group acquired a further 19% interest in Newcomm Bates, in Brazil, for consideration of BRL 23.7 million (L8.1 million).

In August 1999,  the Group  acquired a 100%  interest in Bates Clarion in India,
for  consideration  of  INR17.0  million  (L0.2  million).   Bates  Clarion  was
previously an affiliate.

In November 1999, the Group acquired the remaining 20% interest in Dr Puttner Bates, in Austria, for consideration of ATS5.8 million (L0.3 million).

In November 1999, the Group acquired the remaining 40% interest in Bates Poland, for consideration of POZ0.7 million (L0.1 million).

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

                         Cordiant Communications Group
                                and Subsidiaries


Note 32 - Derivatives and Fair Value of Financial Instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments - Group policy

The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central US$400.0 million (L268.5 million) bank facility (1999 US$250.0 million, L155.0 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest. On April 5, 2001 the Group issued US$175.0 million (L117.4 million) of 7.61% Guaranteed Senior Notes via private placement, as detailed later in this note. The proceeds of this issue were used to repay and cancel US$175.0 million (L117.4 million) of the committed facilities detailed above.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps and forward foreign currency contracts. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group's investment activities.

Interest rate risk

The Group is exposed to interest rate fluctuations due to the floating rate borrowings. The majority of these floating rate liabilities are denominated in sterling or US dollars. This exposure is currently managed via interest rate caps denominated in both sterling and US dollars. The current interest rate caps mature between June 2001 and June 2002.

Liquidity risk

The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Foreign currency risk
The Group has significant and diverse investments in foreign operations, the Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge translation exposures on cash repatriations from its international operations and cross border trading.

                         Cordiant Communications Group
                                and Subsidiaries


The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures, which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table at the end of this note.

Foreign exchange and Interest rate management
Foreign exchange and interest rate exposures are managed centrally by the Group's treasury operations based in London. The Board determines policies governing the use of financial instruments.

Interest rate management is undertaken to ensure that the majority of the Group's borrowing requirement is protected from significant increases in interest rates.

Interest rate profile
The interest rate profile of the financial liabilities of the Group was:

                                                      Financial                                          Financial
                        Floating       Fixed        liabilities              Floating       Fixed       liabilities
                          rate          rate          on which                 rate          rate         on which
                       financial      financial      no interest             financial     financial     no interest
                      liabilities    liabilities      is paid      Total    liabilities   liabilities      is paid       Total
                          2000          2000           2000        2000        1999          1999            1999         1999
Currency                  L m           L m            L m          L m         L m           L m            L m          L m
------------------ ------------- ------------- --------------- --------- ------------- ------------- --------------- ---------
Sterling                 63.3           0.3             4.5         68.1       49.6            -              -           49.6
US Dollars              121.1           0.8            19.9        141.8       16.2            -             11.9         28.1
Korean Won                -            10.2             -           10.2        -             13.4            2.5         15.9
Other                    14.8           2.6            20.7         38.1        4.2            0.7            3.6          8.5
                   ------------- ------------- --------------- --------- ------------- ------------- --------------- ---------
Total                   199.2          13.9            45.1        258.2       70.0           14.1           18.0        102.1
                   ============= ============= =============== ========= ============= ============= =============== =========

                         Cordiant Communications Group
                                and Subsidiaries



Fixed rate financial liabilities
                                                                                    Weighted                        Weighted
                                                                    Weighted         average        Weighted         average
                                                                     average          period         average          period
                                                               interest rate     to maturity   interest rate     to maturity
                                                                           %        (months)               %        (months)
Currency                                                                2000            2000            1999            1999
-------------------------------------------------------------- --------------- --------------- --------------- ---------------
Korean Won                                                              11.0            13              11.0             20
Other                                                                    7.4            41              11.6             37
                                                               --------------- --------------- --------------- ---------------
Total                                                                   10.3            19              11.0             20
                                                               =============== =============== =============== ===============

The floating rate financial liabilities comprise bank borrowings bearing interest at fixed rates in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition payments due after one year. The weighted average period to maturity of these liabilities is 25 months (1999: 28 months).

The interest rate profile of the financial assets of the Group was:

                                                 Financial                                           Financial
                     Floating        Fixed          assets                Floating        Fixed         assets
                         rate         rate        on which                    rate         rate       on which
                    financial    financial     no interest               financial    financial    no interest
                       assets       assets         is paid      Total       assets       assets        is paid      Total
                         2000         2000            2000       2000         1999         1999           1999       1999
Currency                  L m          L m             L m        L m          L m          L m            L m        L m
------------------ ------------ ------------ --------------- ---------- ------------ ------------ -------------- ----------
Sterling                  0.3          -              -             0.3        4.5          -              1.2         5.7
US Dollars                2.5          -              -             2.5       14.9          -              -          14.9
Korean Won                -            0.2            -             0.2        -            1.8            -           1.8
Other                     2.1          -              -             2.1        1.3          -              1.1         2.4
                   ------------ ------------ --------------- ---------- ------------ ------------ -------------- ----------
Total                     4.9          0.2            -             5.1       20.7          1.8            2.3        24.8
                   ============ ============ =============== ========== ============ ============ ============== ==========

                         Cordiant Communications Group
                                and Subsidiaries



Fixed rate financial assets

                                                                                    Weighted                        Weighted
                                                                    Weighted         average        Weighted         average
                                                                     average          period         average          period
                                                               interest rate     to maturity   interest rate     to maturity
                                                                           %        (months)               %        (months)
Currency                                                                2000            2000            1999            1999

-------------------------------------------------------------- --------------- --------------- --------------- ---------------
Korean Won                                                               11.0            30               4.1             2
                                                               =============== =============== =============== ===============


The floating rate financial assets comprise primarily of short-term money market deposits bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates. The remainder comprises loans to employees and other third parties, on which interest is fixed quarterly on an arm's length basis by reference to the appropriate inter-bank rate.

The financial assets on which no interest is paid comprise interest free loans and fixed asset investments. The weighted average period to maturity of the interest free loans was 12 months in 1999.

Currency exposures
The Group's currency exposures, that give rise to the net currency gains and losses recognised in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent these are not matched. As at December 31, 2000, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group's profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total value of L40.0 million were outstanding at December 31, 2000 (1999:
L6.8m). It is Group policy to hedge only known, certain exposures and not to speculate on foreign currency movements.

                         Cordiant Communications Group
                                and Subsidiaries



Maturity of financial liabilities
The maturity profile of the Group's financial liabilities, excluding short-term creditors as defined, is as follows:

                                                                                                     2000            1999
Expiring                                                                                             L m             L m
--------------------------------------------------------------------------------------------- --------------- ---------------
In one year or less, or on demand                                                                   146.3            7.8
In more than one year but not more than  two years                                                   23.2            6.0
In more than two years but not more than five years                                                  88.6           88.2
In more than five years                                                                               0.1            0.1
                                                                                              --------------- ---------------
Total                                                                                               258.2          102.1
                                                                                              =============== ===============

Borrowing facilities
The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

                                                                                                     2000           1999
Expiring                                                                                              L m            L m
--------------------------------------------------------------------------------------------- --------------- ---------------
In one year or less                                                                                  17.4           70.7
In more than two years but not more than five years                                                  89.0           19.4
                                                                                              --------------- ---------------
Total                                                                                               106.4           90.1
                                                                                              =============== ===============

The Group had committed central bank facilities of L268.5 million, of which L179.4 million was drawn at December 31, 2000 (1999: L65.2 million). The Group also had other committed bank facilities of L17.4 million, none of which was drawn at December 31, 2000. Of these facilities, the maturity profile is as follows:

                         Cordiant Communications Group
                                and Subsidiaries

                                                                                                      2000          1999
Expiring                                                                                               L m           L m
---------------------------------------------------------------------------------------------- --------------- --------------
In one year or less                                                                                  117.4          77.6
In more than one year but not more than  two years                                                    17.4           -
In more than two years but not more than five years                                                  151.1          77.7
                                                                                               --------------- --------------
Total                                                                                                285.9         155.3
                                                                                               =============== ==============

On April 5, 2001, the Group issued US$175.0 million (L117.4 million) of 7.61% Guaranteed Senior Notes, via private placement. The Guaranteed Senior Notes will mature in April 2011 and have an average life of eight years taking into account scheduled repayments of US$35.0 million (L23.5 million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of US$175.0 million (L117.4 million) maturing in November 2001.

The above facilities are expected to provide the Group with sufficient liquidity over the foreseeable future.

Group borrowings other than those detailed above are uncommitted borrowings, and as such could become repayable on demand at December 31, 2000. A total of L9.0 million of such borrowings were outstanding at December 31, 2000 (1999: L3.2 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities.

Fair values of financial assets and liabilities
Set out below is a comparison by category of the book values of the Group's financial assets and liabilities:


                                                                                Book         Fair         Book       Fair
                                                                              values       values       Values     values
                                                                                2000         2000         1999       1999
Primary instruments held to finance the Group's operations:                      L m          L m          L m        L m
------------------------------------------------------------------------- ------------ ------------ ------------ ----------
Short-term borrowings and current portion of long-term borrowings             (136.4)      (136.4)        (7.5)      (7.5)
Long-term borrowings                                                           (73.0)       (73.0)       (75.9)     (75.9)
Cash deposits                                                                    3.5          3.5         21.0       21.0
Other financial liabilities                                                    (48.8)       (48.8)       (18.7)     (18.7)
Other financial assets                                                           1.6          1.6          3.8        3.8
------------------------------------------------------------------------- ------------ ------------ ------------ ----------

Derivative instruments held to manage the interest rate and currency profile:
Interest rate caps                                                               -            0.1          -          0.4
Foreign currency contracts                                                       -           (0.3)         -          -
------------------------------------------------------------------------- ------------ ------------ ------------ ----------

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate caps have been calculated using indicative bank valuations of applicable contracts outstanding as at December 31, 2000. The Group had various interest rate and foreign exchange hedging contracts outstanding at

                         Cordiant Communications Group
                                and Subsidiaries

the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognised gains or losses on such hedges at either December 31, 2000 or December 31, 1999.


Note 33 - Principal Subsidiaries

Except where otherwise indicated, the Company indirectly owned 100% of each class of the issued shares of the subsidiary undertakings listed below. All these subsidiary undertakings are advertising and marketing services companies. The country of operation and registration of the principal undertakings were as follows:

England               Bates UK Ltd
Australia             George Patterson Pty Ltd
Germany               Scholz & Friends Group GmbH
Korea                 Diamond Ad Ltd (80% Ordinary)
US                    Bates Advertising USA, Inc
                      GHBM, Inc

In the opinion of the Directors, these undertakings principally affect the results and assets of the Group. In addition to the companies shown above, the Group also holds investments in other subsidiaries and associated undertakings. A full list of subsidiaries, joint ventures and associated undertakings will be filed with the Registrar of Companies.

As provided for in the Zenith shareholders' agreement 75% of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained in Zenith.

Note 34 - Subsequent Events

There have been no material subsequent events, except as noted below:

On January 5, 2001, the Group acquired 100% of MicroArts Corporation, an e-business consultancy company based in New Hampshire, United States, for a maximum total consideration of US$88.1 million (L59.1 million).

On April 5, 2001, the Group issued US$175.0 million (L117.4 million) of 7.61% Guaranteed Senior Notes, via a private placement. The Guaranteed Senior Notes will mature in April 2011 and will have an average life of eight years taking into account scheduled repayments of US$35.0 million (L23.5 million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of US$175.0 million (L117.4 million) maturing in November 2001.

                         Cordiant Communications Group
                                and Subsidiaries


Note 35 - United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A description of the significant differences between UK GAAP and US GAAP, including presentation differences, that are applicable to the Group is set out below:

(a) Dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(b) Goodwill and US purchase accounting

Under US GAAP, goodwill (which excludes all contingent capital payments of approximately L79.4 million in 2000 and approximately L46.0 million in 1999) and identifiable intangible assets acquired are capitalized and amortized against income; identified intangible assets acquired in business combinations, which are accounted for under the purchase method, are being amortized over their economic lives which range from three to 20 years, and the remaining goodwill being amortised over 20 years for current year acquisitions and 40 years for previous year acquisitions. In addition to systematic amortization, management also reviews on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

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

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to January 1, 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. For acquisitions on or after January 1, 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortized goodwill and intangible assets.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

                         Cordiant Communications Group
                                and Subsidiaries


Under UK GAAP, a fair value adjustment was made for the committed costs relating to the relocation of acquired enterprises prior to the acquisition by Cordiant Communications Group plc. Under US GAAP, costs that have a future economic benefit to the combined company are expensed as incurred.

(c) Deferred taxation

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

(d) Compensation costs

Under UK GAAP the Company does not recognize any compensation for certain performance based share options. Under US GAAP, compensation expense is recorded for all performance based share options over the vesting period for the excess of the market price of underlying shares over the exercise price.

(e) Long term property provisions

Under US GAAP, provisions are made on a gross basis for properties, which are vacant and surplus to requirements after allowing for estimated sub-rental income.

Under UK GAAP the Group's property provisions are discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for on-going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

(f) Research and development costs

Under UK GAAP research and development costs may be capitalised, and amortised over their estimated useful life. Under US GAAP research and development costs are written off as incurred.

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

                         Cordiant Communications Group
                                and Subsidiaries


Net profit/(loss) in Lmillion                                                        2000         1999       1998
------------------------------------------------------------------------------------- ------------ ---------- ----------
Reported                                                                              4.9         (21.2)      4.6
Revised                                                                              16.6          (1.3)      4.6

Earnings per Ordinary share (in pence)
Basic                                                                                 1.6p         (9.5)p     2.1p
Diluted                                                                               1.5p         (9.5)p     2.1p
Basic - revised                                                                       5.6p         (0.6)p     2.1p
Diluted - revised                                                                     5.1p         (0.6)p     2.1p
------------------------------------------------------------------------------------- ------------ ---------- ----------

If the compensation cost of the options had been determined based on the fair value at the grant dates for 2000 and 1999 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated above. The revised amounts were determined based on employee share scheme awards in 1995 to 2000 only. Compensation cost is recognized over the vesting period of the option. The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 96.7p, 62.8p and 34.8p for options granted during the year ended December 31, 2000, year ended December 31 1999, and year ended December 31, 1998, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively; dividend yield of nil per cent, expected volatility of 35%, 33% and 26% in 2000, 1999 and 1998, respectively, risk-free interest rate of 4.9%, 4.7% and 5.8% and expected lives of between 3.5 and 6.5 years.

(h) Cash flows

The Consolidated Cash Flow Statement is prepared in accordance with Financial Reporting Standard No. 1 (revised) `Cash Flow Statements' ("FRS 1"). Its objectives and principles are similar to those set out in SFAS 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation: (f) capital expenditure and financial investment; (g) acquisition and disposals; (h) equity dividend paid; and (i) financing. SFAS 95 requires only three categories of cash flow activity:
(a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS 1 would be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95. Under US GAAP, capital expenditure and financial investments and acquisitions and disposals are reported within investing activities. Had bank overdrafts been shown as a financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing would have increased by L5.4 million in the year ended December 31, 2000 (December 31, 1999: decrease by L18.0 million). Under UK GAAP, short-term investments include short-term money market deposits of L1.3 million in 2000 and L6.4 million in 1999 that would be classified as cash equivalents under US GAAP.

                         Cordiant Communications Group
                                and Subsidiaries


(i) Statement of comprehensive income

Under UK GAAP, the Company presents a statement of Total Recognized Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

(j) Prospective accounting changes

Accounting for derivative instruments and hedging activities

The Company is required to adopt  Statement  of  Financial  Accounting  Standard
(SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 for US GAAP reporting as of year ending December 31, 2001. SFAS 133 and 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives).

In accordance with SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognized in earnings with the offsetting gain or loss on the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of derivative instruments are recognized in earnings.

The Company has identified the following types of derivative instruments which were recorded on the balance sheet at January 1, 2001

o Interest rate cap agreements are used to manage the Company's exposures to interest rate movements.

o Short term forward foreign exchange contracts are used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognised on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

A certain number of the Company's derivative instruments meet the criteria of a hedging relationship stipulated in SFAS No.133 but others do not. All derivative contracts are recognized at fair value in the balance sheet. Interest rate caps which meet the cash flow hedge criteria will be remeasured to fair value with the effective portion of the movement in the fair value of these contracts initially recorded in Other Comprehensive Income and subsequently released to earnings in the period in which the hedged transaction impacts earnings. Changes in the fair value of the derivative contracts that do not meet the hedging

                         Cordiant Communications Group
                                and Subsidiaries


requirements of SFAS 133 will be immediately recorded in earnings.

The net fair value of L(0.2)m of these derivative instruments recorded as assets/(liabilities) on January 1, 2001 may be analyzed as follows:

                                                                           Lm
Fair value of interest rate caps recorded as assets                        0.1
Fair value of foreign exchange derivatives recorded as assets              0.1
Fair value of foreign exchange derivatives recorded as liabilities        (0.4)
                                                                     -----------
Net fair value                                                            (0.2)
                                                                     -----------

The impact to earnings resulted in a loss of approximately L0.2m, after taking account of tax credits of L0.1m. This was recorded in earnings on January 1, 2001 as a cumulative adjustment for a change in accounting principle. On January 1, 2001, there were L0.1m deferred gains included in other comprehensive income. Reclassification of this amount to earnings within the next 12 months will not be material.

Accounting for transfers and servicing of financial assets and extinguishments of liabilities

The US Financial Accounting Standards Board has issued SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS 125. SFAS 140 revises the standards for accounting for securitisations and other transfers of financial assets and collateral and requires certain disclosures. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitisation transactions and collateral for fiscal years ending after December 15, 2000. The Company is reviewing the impact of SFAS 140 but does not expect any material impact to the financial statements from the adoption of this standard.

                         Cordiant Communications Group
                                and Subsidiaries


Effects on net earnings of differences between US and UK GAAP
                                                                               Year ended December 31,
                                                                        -------------------------------------

                                                                            2000         1999         1998
                                                                             Lm           Lm           Lm
                                                                        ------------ ------------ -----------
Profit for the year in conformity with UK GAAP                              33.6         18.6         13.8
US GAAP adjustments:
Amortisation of goodwill and other intangibles                   (b)       (19.0)        (7.3)        (6.3)
Deferred taxation                                                (c)         1.8          -            -
Relocation provision                                             (b)        (0.4)         -            -
Compensation costs                                               (d)       (11.4)       (18.9)        (1.0)
Amortisation of discount on property provisions                  (e)         1.1          1.3         (1.9)
Write off of research and development costs capitalised          (f)        (0.8)         -            -
                                                                        ------------ ------------ -----------
Net profit/(loss) applicable to Ordinary shareholders in
conformity with US GAAP before cumulative effect of change in
accounting principle                                                         4.9         (6.3)         4.6
                                                                        ------------ ------------ -----------
Cumulative effect of change in accounting principle (1)                      -          (14.9)         -
                                                                        ------------ ------------ -----------
Net  profit/(loss)  applicable  to  Ordinary  shareholders  in               4.9        (21.2)         4.6
conformity with US GAAP
                                                                        ============ ============ ===========
Net profit/(loss) per Ordinary Share - basic                                 1.6p        (9.5)p        2.1p
Average number of Ordinary Shares (in millions)                            294.0        226.6        222.4
Net profit/(loss) per Ordinary Share - diluted (2)                           1.5p        (9.5)p        2.1p
Average number of Ordinary Shares - diluted (in millions) (2)              328.6        239.6        223.3

(1) During 1999, the Group reviewed its accounting for property provisions under US GAAP and determined that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under US GAAP of L14.9 million.

(2) Potential common stock equivalents have been excluded from the computation of diluted net loss per Ordinary share for 1999, because to do so would be anti-dilutive for the information presented.

Cumulative effect on shareholders' funds (deficiency) of differences between US and UK GAAP

                                                                                     ------------------------
                                                                                        2000         1999
                                                                                         Lm            Lm
                                                                                     ------------ -----------
Equity shareholders' deficiency in conformity with UK GAAP                              463.3        (45.8)
US GAAP adjustments:
Dividends                                                                     (a)         8.4          5.1
Goodwill and US purchase accounting in respect of acquisitions                (b)        32.8         67.6
Deferred taxation                                                             (c)         1.8          -
Discount on property provisions                                               (e)        (5.2)        (6.3)
Write off of research and development costs capitalised                       (f)        (0.8)         -
                                                                                     ------------ -----------
Equity shareholders' funds in conformity with US GAAP                                   500.3         20.6
                                                                                     ============ ===========