Form 20-F
period 2001-12-31
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 2002-07-02
CIK 1010401

As filed with the Securities and Exchange Commission on July 1, 2002


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

             [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

                   Title of each class                                 Name of each exchange on which registered:
                   -------------------                                 ------------------------------------------
American Depositary Shares, each representing five                     New York Stock Exchange
Ordinary Shares of 50p each

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
            of the period covered by the annual report: 400,880,111
                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                     Yes X    No
                                         -
Indicate by check mark which financial statement item the registrant has elected to follow.

                                 Item 17     Item 18  X
                                                      -

                                  INTRODUCTION
References

     In this Annual Report, "Cordiant" and "Group" refer to Cordiant Communications Group plc and, unless the context otherwise requires, its consolidated subsidiaries. References to "Saatchi & Saatchi" or "Saatchi & Saatchi Group" are to Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) and, unless the context otherwise requires, its subsidiaries.

     References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain and references to the "Articles" are to Cordiant Communications Group plc's Memorandum and Articles of Association.

Currency Translation

     Cordiant publishes its consolidated financial statements in pounds sterling ("(pound)"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling," "(pound)," "pence" or "p" are to UK currency.

     For the reader's convenience, some financial information in this document has been translated from pounds sterling into US dollars. Unless otherwise specified, translations into US dollars contained in this report are made at (pound)1.00 to $1.4543, the noon buying rate in the City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2001. The noon buying rate on June 1, 2002 was (pound)1.00 to $1.4655. The convenience translations do not mean that the UK currency amounts actually represent the corresponding US dollar amounts stated or could be converted into US dollars at the assumed rate.

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

     These statements include statements in "Item 5. Operating and Financial Review and Prospects--Industry Background" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes and the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of forward-looking statements relating to the Group's performance, particularly in "Item 4. Information on the Company - Organization and Services" and "Item 5. Operating and Financial Review and Prospects." The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Group's markets referred to above, the overall level of economic activity in the Group's major markets as discussed above and other factors discussed in "Item 3. Key Information-Risk Factors." The

Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

     Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.
         -----------------------------------------------------

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable.
         ---------------------------------------

         Not applicable.

Item 3.  Key Information.
         ---------------

Selected Financial Data

     The selected financial data set forth below is derived from the audited consolidated financial statements of Cordiant. The Consolidated Financial Statements and notes thereto as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 have been audited by KPMG Audit Plc and are included elsewhere herein.

     The Consolidated Financial Statements of the Group are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation of net profit/(loss) and equity shareholders' funds/(deficit) to US GAAP is set forth in Note 35 in the Notes to the Consolidated Financial Statements.

     With respect to 1997, significant changes were made to Cordiant's capital structure as a result of the demerger on December 14, 1997 by Cordiant plc of Saatchi & Saatchi Holdings Limited (further described under "Item 4. Information on the Company"). The selected financial data set forth below with respect to 1997 reflects the capital structure in place prior to the demerger, which was appropriate historically to Cordiant plc and the capital position, finance charges and tax liabilities included in such data do not reflect the Group's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Group effected the demerger prior to such period. See "Item 5. Operating and Financial Review and Prospects."

     The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements of Cordiant Communications Group plc.


                                                                                        Year Ended December 31,
                                                                    ----------------------------------------------------------------
                                                                      2001        2001       2000      1999      1998       1997
                                                                      ----        ----       ----      ----      ----       ----
                                                                        $(1)     (pound)    (pound)   (pound)    (pound)    (pound)
                                                                                 (In millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:(2)
Amounts in Accordance with UK GAAP
     Revenue
        Continuing operations                                          850.2      584.6       392.3     326.2     301.8      736.1
        Acquisitions(3)                                                 29.7       20.4       120.7       9.6       -          -
                                                                    ---------- ----------- --------- --------- ---------- ----------

        Total                                                          879.9      605.0       513.0     335.8     301.8      736.1
                                                                    ---------- ----------- --------- --------- ---------- ----------
    (Loss)/profit on ordinary activities before tax historically
    reported(4)                                                       (393.8)    (270.8)       57.5      32.3      25.9       34.6
    Adjustment for provisions(5)                                         -          -           -         -        (1.2)      (4.7)
                                                                    ---------- ----------- --------- --------- ---------- ----------
    (Loss)/profit on ordinary activities before tax - restated(6)     (393.8)    (270.8)       57.5      32.3      24.7       29.9
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit historically reported                           (403.7)    (277.6)       33.6      18.6      13.8       10.4
    Adjustment for deferred tax(6)                                       -          -           2.5       1.6       -          -
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit - restated                                      (403.7)    (277.6)       36.1      20.2      13.8       10.4
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit per Cordiant Ordinary Share-Basic(2)             (1.04)    (71.3)p      12.3p      8.9p      6.2p       4.7p
    Net (loss)/profit per Cordiant Ordinary Share-Diluted(2)           (1.04)    (71.3)p      11.4p      8.4p      6.2p       4.7p

Amounts in Accordance with US GAAP
    (Loss)/profit before change in accounting principles              (378.1)    (260.0)        4.9      (6.3)      4.6        3.1
    Cumulative effect of change in accounting principles(7)              -          -           -       (14.9)      -          -
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit                                                 (378.1)    (260.0)        4.9     (21.2)      4.6        3.1
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit per Cordiant Ordinary Share-Basic(2)             (0.97)     (66.8)p       1.7p     (9.5)p     2.1p       1.4p
                                                                    ---------- ----------- --------- --------- ---------- ----------
    Net (loss)/profit per ADS-Basic(2)                                 (4.86)    (334.0)p       8.5p    (47.6)p    10.3p       7.0p

                                                                                            December 31,
                                                                   ----------------------------------------------------------------
                                                                      2001       2001      2000       1999      1998       1997
                                                                      ----       ----      ----       ----      ----       ----
                                                                      $(1)     (pound)   (pound)    (pound)   (pound)    (pound)
                                                                                (In millions, except per share data)
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Accordance with UK GAAP
Working capital asset/(deficiency)(8)                                 16.3       11.2      (149.1)      (4.6)     11.8        2.8
Total assets                                                       1,713.0    1,177.9     1,401.3      591.2     386.7      377.8
Long term liabilities, including minority interests                  457.8      314.8       192.2      185.0     136.9      123.2
Net assets/(liabilities)(9)                                          461.2      317.1       476.2      (38.6)    (68.9)     (79.6)

Shareholder's funds/(deficiency)-historically reported               446.2      306.8       463.3      (45.8)    (71.5)     (85.7)
Adjustment for provisions(5)                                           -          -           -          -         7.6        8.8
Adjustment for deferred tax(6)                                         -          -           4.1        1.6       -          -
                                                                   ----------- --------- ---------- --------- ---------- ----------
Shareholder's funds/(deficiency)-restated                            446.2      306.8       467.4      (44.2)    (63.9)     (76.9)
                                                                   ----------- --------- ---------- --------- ---------- ----------
Total liabilities and shareholders' funds                          1,713.0    1,177.9     1,400.7      591.2     386.7      386.6
Capital Stock(10)                                                    291.4      200.4       182.3      114.4     112.7      111.0
Number of shares outstanding at year end                             400.9      400.9       364.6      228.8     225.5      221.9


                                                                                             December 31,
                                                                    ----------------------------------------------------------------
                                                                      2001        2001       2000      1999      1998       1997
                                                                      ----        ----       ----      ----      ----       ----
                                                                      $(6)        (pound)   (pound)   (pound)   (pound)    (pound)
                                                                                 (In millions, except per share data)
Amounts in Accordance with US GAAP
                                                                   ----------- --------- ---------- --------- ---------- ----------
Shareholders' funds                                                  425.7      292.8       500.3       20.6      18.6       20.2
                                                                   ----------- --------- ---------- --------- ---------- ----------



OTHER DATA:
 Weighted Average Number of Shares Outstanding
    Basic.....................................................       389.2      389.2       294.0      226.6     222.4      221.9
    Diluted in Accordance with UK GAAP........................       389.2      389.2       318.0      226.6     223.3      221.9
    Diluted in Accordance with US GAAP(11)....................       389.2      389.2       328.6      239.6     223.3      222.9

-----------------

(1) The 2001 figures have been translated into US Dollars for the convenience of the reader at the noon buying rate on December 31, 2001 of (pound)1.00 to $1.4543.

(2) Per share and per ADS amounts have been adjusted to reflect the share consolidation in connection with the demerger in 1997.

(3) Acquisitions are operations of the reporting entity that have been acquired in the period.

(4) The profit on ordinary activities before tax reflects: (a) goodwill amortization of (pound)44.1 million, exceptional goodwill impairment charges of (pound)224.8 million and exceptional operating expenses of (pound)27.6 million incurred in 2001 (details of which are set forth in Notes 6 and 14 in the Notes to the Consolidated Financial Statements); (b) exceptional cost of (pound)2.2 million, profit on disposal of operations of (pound)20.8 million and costs of (pound)33.0 million relating to the fundamental reorganization of the Group as a result of the demerger in 1997. There were no such items in 1998, 1999 or 2000.

(5) Due to a change in UK GAAP in 1999, the Group discounts its property provisions for the purposes of UK GAAP and restated the results of prior years as if this accounting had been in effect for those years.

(6) FRS 19 "Deferred Taxation" has been adopted during 2001 for UK GAAP purposes and consequently deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date. An adjustment has been recorded in 2001 and 2000 to reflect the recognition of deferred tax assets.

(7) During 1999, the Group reviewed its accounting for property provisions under US GAAP and determined that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under US GAAP of (pound)14.9 million (6.6p per ordinary share).

(8) "Working capital" represents current assets minus debtors due in more than one year minus current liabilities.

(9) "Net assets" represents total assets minus total liabilities. For UK reporting purposes, total liabilities exclude minority interests.

(10) "Capital stock" represents authorized, allotted called-up and fully paid ordinary share capital.

(11) Under US GAAP, the dilutive effect of equity based contingent earnouts on acquisitions is restricted to those which have met their performance criteria at the balance sheet date. Under UK GAAP, the full dilutive effect is taken. However, in 2001 and 1999, the impact was anti-dilutive. Equity based contingent earnouts are based on the contractual terms of the purchase agreements and are estimated based on forecasts of future results.

Dividends

     Dividends recommended by Cordiant's Board of Directors in respect of a particular fiscal year are paid in the following fiscal year if approved by Cordiant's shareholders. The following table sets forth the annual dividends paid per ordinary share for the years 1997 through 2000. In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lenders, the Board did not recommend the payment of a dividend in respect of 2001. Pursuant to the Amended and Restated Loan Agreement dated as of April 19, 2002, the Group may pay annual (but not interim dividends) out of its available excess cash flow in respect of any fiscal year after December 31, 2001, provided that the Group satisfies certain financial conditions, particularly with respect to debt ratios, so long as there are no events of default under the Amended and Restated Loan Agreement. See "Item 10--Material Contracts" for a more detailed discussion of the Amended and Restated Loan Agreement, a copy of which is filed as Exhibit 4.2 to this report. The table shows the dividend amounts in pounds sterling, together with the US dollar equivalent, for each of the years indicated.

                 Year                   Dividend per Ordinary Share
                 ----                   ---------------------------
                                (in pence)                   (cents)(1)

                1997                1.2                        2.0
                1998                1.4                        2.2
                1999                1.8                        2.7
                2000                2.1                        2.9
                2001                 -                         -

--------------------

(1) Dividend amounts were translated into dollars at the noon buying rate for pounds sterling on the relevant dividend payment date.

     For a description of the Group's dividend policy, see "Item 8. Financial Information--Dividend Policy."

Exchange Rate Information

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Cordiant ordinary shares on the London Stock Exchange and as a result, are likely to affect the market price of the American Depositary Shares, or ADSs, in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in pounds sterling on the Cordiant ordinary shares represented by the ADSs.

     The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates for pounds sterling expressed in US dollars per (pound)1.00.


                                                  Average*         High          Low          Period End
                                                  -------          ----          ---          ----------
1997..........................................      1.64           1.70          1.58            1.64
1998..........................................      1.66           1.72          1.61            1.66
1999..........................................      1.62           1.68          1.55            1.61
2000..........................................      1.51           1.65          1.40            1.50
2001..........................................      1.44           1.50          1.39            1.45


                                                  Average*         High          Low          Period End
                                                  -------          ----          ---          ----------
   December...................................                     1.46          1.42            1.45
2002
   January....................................                     1.45          1.41            1.41
   February...................................                     1.43          1.41            1.41
   March......................................                     1.43          1.41            1.43
   April......................................                     1.46          1.43            1.46
   May........................................                     1.47          1.45            1.47
   June (through June 1, 2002)................                     1.47          1.47            1.47

--------------------
* The average exchange rate is based on the average of the exchange rates on the last business day of each month during the relevant period.

The noon buying rate for pounds sterling on June 1, 2002 was (pound)1.00 = $1.4655.

Risk Factors

If Cordiant is unable to integrate companies that it has acquired or may acquire, the Group's operating results may be negatively affected.

     Cordiant expects that the future integration of acquired operations may place significant burden on its management. This integration is subject to risks and uncertainties, including:

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

Cordiant's level of debt may constrain its operations.

     As at December 31, 2001, Cordiant had an aggregate of (pound)143.0 million of net debt outstanding. The degree to which Cordiant is leveraged may affect its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in its business. Cordiant's ability to satisfy its obligations, including compliance with financial covenants, and to reduce its debt depends on its future performance.

Cordiant's ability to reduce costs quickly in response to revenue decreases may be limited.

     If advertising expenditures by Cordiant's clients decrease, Cordiant's revenues will be adversely affected. Cordiant has a limited ability to reduce its fixed cost base in the short term in response to such decreases. The most significant component of Cordiant's operating expenses is staff costs (approximately 65.6 percent of revenue in 2001). The Group's ability to reduce in the short term its operating expenses in response to decreased advertising expenditures by clients is limited because: severance and other costs reduce the impact of such actions; there is usually a delay between the decreases in expenditures and cost reduction actions; such actions may result in excess property that cannot be used or leased by Cordiant on acceptable terms although Cordiant remains liable for the lease payments; the Group's overhead and infrastructure costs cannot easily be reduced despite the decreases in advertising expenditures; business acquisition agreements entered into by Cordiant may limit its ability to reduce costs in those businesses in the short term; and there is a need to maintain sufficient staffing to service ongoing projects as well as to be prepared to respond to increases in clients' advertising expenditures. If Cordiant's revenues decrease and its expenses do not decrease proportionately, Cordiant's profits will decrease and it may suffer losses.

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

     Clients typically hire the Group on a project by project basis or through an annual contractual relationship. Moreover, clients generally have the right to terminate their relationships with Cordiant without penalty and with relatively short or no notice. Once a project is completed, there can be no assurance that a client will engage Cordiant for further services.

Cordiant depends on a number of key clients.

     Cordiant's revenues are dependent on the advertising sales and marketing expenditures of a number of key clients. In 2001, Cordiant's largest five clients accounted for approximately 18.6 percent of Cordiant's revenues. From time to time, highly successful engagements have ended because a client was acquired and the new owners decided not to retain the Group. The termination of the Group's business relationships with any of its significant clients, or a material reduction in the use of Cordiant's services by any of the significant clients, could adversely affect the Group's future financial performance.

Cordiant's international operations expose it to the risk of fluctuations in currency exchange rates.

     The results of operations and financial position of most of Cordiant's non-UK subsidiaries are reported in the currencies of countries in which those subsidiaries are located. That financial information is then translated into pounds sterling at the applicable exchange rates for inclusion in Cordiant's Consolidated Financial Statements. In 2001, approximately 80 percent of Cordiant's consolidated revenues were generated in local currencies and translated into pounds sterling.

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

         Cordiant operates in more than 80 countries around the world. As of December 31, 2001, Cordiant had approximately 17.1 percent of its 9,099 employees located in the United Kingdom, approximately 28.8 percent in Continental Europe, approximately 20.3 percent in North America and approximately 33.8 percent in Asia and Latin America. To manage its day-to-day operations, Cordiant must overcome cultural and language barriers and assimilate different business practices. In addition, Cordiant is required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. Cordiant also must communicate and monitor group-wide policies across its global network. Cordiant's failure to successfully manage its geographically diverse operations could impair its ability to react quickly to changing business and market conditions.

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

         The Group competes with other companies to recruit and hire from a limited pool of qualified, experienced marketing and communications professionals. If Cordiant is unable to hire and retain personnel, its business results could suffer. In addition, the Group's ability to generate revenues directly relates to its personnel, both in terms of the number and expertise of the personnel that Cordiant has to service the clients and the mix of full-time employees, temporary employees and contract service providers that it utilizes. As a result, if Cordiant fails to retain existing employees or hire new employees, it may not be able to complete or retain existing engagements or bid for new engagements of similar scope or revenues and its business, financial condition and operating results could be materially and adversely affected.

Cordiant may face increased competition and increasing industry consolidation.

     The marketing and communications industry is highly competitive. Cordiant competes with other marketing and communications firms, including international and local full-service and specialized marketing and communications firms and other contract sales and marketing organizations. A number of the Group's competitors have substantially greater financial resources, personnel and facilities than the Group. In addition, if the current trend toward consolidation of communications firms continues, Cordiant may have to compete for clients against larger firms that enjoy greater economies of scale and that can devote more resources to bidding for work. Although the Group believes that it will be able to compete on the basis of the quality of its creative product, service, reputation and personal relationships with clients, there can be no assurance that it will be able to maintain its competitive position in the industry.

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


Item 4.  Information on the Company.
         --------------------------

Organization

     Cordiant Communications Group plc is a public limited company organized under the laws of England in 1977. Cordiant comprises the ongoing businesses of Cordiant plc after the demerger of the Saatchi & Saatchi Group from Cordiant plc.

     Cordiant's principal corporate offices are located at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number 011-44-20-7262-4343. Information about Cordiant can be found on its website, www.cordiantww.com. Cordiant's agent for US federal securities law purposes is Michael J. Kopcsak, Esq., Cordiant US Holdings, Inc., 498 Seventh Avenue, New York, New York 10018.

History

Cordiant is a global advertising and marketing communications group. The Group comprises

     o Bates Worldwide, an integrated advertising and marketing communications network, which includes Diamond Ad Ltd., Korea's third largest advertising agency, of which the Group owns 80 percent, and 141 Worldwide, the marketing services network of Bates Worldwide;

     o Scholz & Friends AG, the largest multinational advertising network headquartered in Germany, of which the Group owns 77 percent;

     o Healthworld, a global provider of strategic marketing and communications services to healthcare marketers;

     o Business Communications International, a leading business communications consultancy;

     o    Fitch:Worldwide, a global branding and design network; and

     o Zenith Optimedia Group Limited, a global specialist media services and planning agency, of which the Group owns 25 percent.

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

     In 1988, Cordiant plc formed a single media buying operation in the UK called Zenith Media Buying Services. The operation was renamed Zenith Media Worldwide in 1991 and in 1992 extended its services to include media planning. In December 1997, Saatchi & Saatchi was demerged from Cordiant plc, with the remaining businesses renamed Cordiant. Following the demerger, Cordiant and Saatchi & Saatchi each retained a 50 percent shareholding in Zenith, which was accounted for as a joint venture, until October 2001, when Zenith was transferred into Zenith Optimedia Group Limited, of which Cordiant owns 25 percent (see below for a more detailed discussion).

     In 1993, 141 Worldwide was established as a separately branded network within Bates Worldwide, specializing in sales promotion, direct marketing, interactive media and associated activities. Since the demerger, 141 Worldwide has expanded rapidly and now operates 85 offices in 57 countries.

     As a result of the demerger, Cordiant and Saatchi & Saatchi became separate publicly traded companies operating independently of each other. Neither company had any interest in the shares of the other. However, certain companies within the Group entered into certain agreements and arrangements with Saatchi & Saatchi and Zenith to enable the demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the demerger. In 2000 Saatchi & Saatchi was acquired by Publicis Groupe SA.

     In December 1999, Cordiant acquired 80 percent of Diamond Ad Ltd. Diamond Ad was previously the in-house agency for Hyundai Group, and Hyundai retained a 20 percent interest in Diamond Ad. The acquisition of Diamond Ad significantly strengthened the Group's position in South Korea, the world's eighth* largest advertising market. Diamond Ad now forms part of the Bates Worldwide advertising network.

     In March 2000, Cordiant completed the acquisition of Healthworld Corporation, an international healthcare marketing agency. Healthworld provides multinational pharmaceutical clients with a wide range of communication services including advertising and promotion, medical education, contract sales, direct marketing, market research and interactive services.

     In September 2000, Cordiant acquired Lighthouse Global Network, Inc. an international network of specialist communications and marketing businesses. The transaction led to the creation of two new business networks, Fitch:Worldwide and Business Communications International (BCI). Fitch:Worldwide works for clients on a global and local basis across a range of design and branding services. BCI offers financial and corporate public relations, internal communications, M&A communications and investor relations.

------------------------

*  Source:   Zenith Optimedia Advertising Expenditure Forecasts December 2001.

     In December 2000, Cordiant entered into an agreement to increase its equity interest in Newcomm Bates Group, a marketing communications group in Brazil, to 51 percent. Cordiant had previously owned 32 percent of Newcomm. Newcomm's operations include direct marketing, political marketing, sports and entertainment marketing and web development. Newcomm became a unit of Bates Worldwide.

     In January 2001, Cordiant acquired MicroArts Corporation, a US brand and business development agency, specializing in technology and online brands. MicroArts integrates marketing strategy, brand development, user experience and web site design, together with marketing campaigns which employ both interactive and traditional media. MicroArts has become part of the 141 Worldwide network.

     In April 2001, Cordiant acquired Gallagher & Kelly Public Relations Limited, a leading business communications consultancy in Ireland. Gallagher & Kelly provides clients with a range of corporate communications services, including media relations, public affairs, investor relations, crisis and strategic management advice and corporate brand communications. Gallagher & Kelly Public Relations Limited, since renamed Financial Dynamics Ireland, became a unit of Business Communications International.

     In May 2001, Cordiant acquired Bulletin International Limited, an international broadcast public relations consultancy with operations in the United Kingdom, the United States, Hong Kong and Singapore. Bulletin International Limited became a unit of 141 Worldwide.

     In July 2001, Cordiant acquired 100 percent of Corplan, K.K., 100 percent of International Business Information, K.K., and 100 percent percent of IBI, K.K. Corplan, K.K., International Business Information, K.K., and IBI, K.K. are collectively known as IBI. Based in Tokyo, Japan, IBI is a business communications consultancy and assists clients in planning and implementing investor relations, public relations and corporate communications strategies. IBI became part of Business Communications International.

     In July 2001, Cordiant acquired Presentation Communications International Limited, a live communications specialist which designs and produces live events, exhibitions, videos and brand environments. Presentation Communications International Limited became part of Fitch: Worldwide.

     In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into a UK based holding company, Zenith Optimedia Group Limited, of which Publicis Groupe S.A. owns a 75 percent stake and Cordiant owns a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide, and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to the Zenith Optimedia Group Limited. See more detailed discussion under "--Media Services--Zenith Optimedia Group Limited."

     In October 2001, Cordiant executed a series of transactions, including the transfer of Scholz & Friends GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment. The merged entity, Scholz & Friends AG was then listed on the Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26 percent of Cordiant's holding in Scholz & Friends Group GmbH and 11 percent of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74 percent of the merged entity, Scholz & Friends AG. Subsequent share acquisitions increased Cordiant's holding to 77 percent of Scholz & Friends AG.

Strategic Objectives

     Since the demerger in 1997, the Group has pursued a strategy of increasing the percentage of revenues it derives from marketing communications. In 1997, 80 percent of revenues were derived from advertising services. In 2001, on a pro forma basis adjusting for acquisitions, advertising services and marketing communications both represented 50 percent of total revenues.

     The Group's strategic priorities are to consolidate its leading positions in healthcare marketing, branding and design and business communications, and further enhance its total position in marketing services and specialist communications

     A strong profile in North America is central to the Group's ambition to become one of the world's leading communications groups. North America is key not only because it is the world's largest market for communications but also because a large proportion of global spending by multinational clients is controlled from the region. Cordiant intends to continue to strengthen its total business in North America and make its offer increasingly attractive to multinational clients on a global basis.

Organization and Services

     Historically, the Group was organized on a geographic basis. During 2000 and 2001, the Group expanded by acquiring healthcare and other specialist communications and marketing businesses. As the result of this expansion, in 2001 the Group's principal activities were organized as follows:

                      Advertising and Integrated Marketing


Bates Worldwide                         Advertising and marketing communications
Diamond Ad(1)                           Advertising and marketing communications
141 Worldwide                           Marketing services
Scholz & Friends AG(2)                  Advertising and marketing communications


                            Specialist Communications

Healthworld                             Healthcare marketing
CCG. XM(3)                              Interactive services
Business Communications International   Business communications consulting
Fitch:Worldwide                         Branding and design services


                                 Media Services

Zenith Optimedia Group Limited(4)       Media services

-------------
1    Owned 80 percent by Cordiant, 20 percent by Hyundai Group.
2    Owned 77 percent by Cordiant.
3 CCG.XM has now been restructured and forms part of 141 Worldwide. In the future, the results of CCG.XM will be included as part of the results of Advertising and Integrated Marketing Services.
4    Owned 25 percent by Cordiant, 75 percent by Publicis Groupe S.A.

     During 2001, advertising and integrated marketing services accounted for approximately 74 percent of the Group's revenues and specialist communications accounted for approximately 26 percent. Advertising services accounted for approximately 50 percent of Group revenues and non-advertising services accounted for approximately 50 percent, on a pro forma basis. During 2000, advertising services accounted for approximately 64 percent of the Group's revenues and marketing services accounted for approximately 36 percent. Advertising services in 2000 accounted for approximately 50 percent of Group revenues and non-advertising services accounted for approximately 50 percent, on a pro forma basis. During 1999, advertising services accounted for approximately 76 percent of the Group's revenues and marketing services accounted for approximately 24 percent. Advertising services in 1999 accounted for approximately 68 percent of the Group, revenues and non-advertising services accounted for approximately 32 percent on a pro forma basis. Pro forma numbers are computed on the basis that an acquired company was owned by the Group for the whole year. In 2001, the Group's largest five clients accounted for 18.6 percent of revenues. The two largest clients accounted for 6.5 percent and 5.2 percent, respectively, of total reported revenues.

Advertising and Integrated Marketing

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

     The agencies often perform a strategic planning function, which involves analysis of the particular product, service, brand, company or organization against its competitors and the market. The Group's agencies also evaluate the choice of media to reach the desired market most efficiently. In the case of global and regional campaigns, the Group's networks, Bates Worldwide and Scholz & Friends, plan and coordinate the implementation of their programs through their networks of national agencies. The Group's agencies are involved in buying media space and time for their clients. This is executed by Zenith Optimedia Group Limited, by the agencies' in-house teams or sourced from external suppliers.

     Bates Worldwide

     Bates Worldwide is a global advertising and marketing communications network with 180 offices in 80 countries, including affiliates. Expanding from a base as an international advertising network, Bates Worldwide employs the expertise of 141 Worldwide to provide marketing services to its clients.

     141 Worldwide

     141 Worldwide is a global network specializing in marketing services, offering expertise in a wide range of activities including sales promotion, direct marketing, event marketing, merchandising, sponsorship, design and interactive media. Launched in 1993 as a separately branded network within Bates Worldwide, 141 Worldwide has grown rapidly and now comprises over 85 offices in 57 countries. CCG.XM, Cordiant's interactive operation, was restructured in 2001 and now forms part of the operations of 141 Worldwide.

     Diamond Ad

     Diamond Ad was established in 1983 by the Hyundai Group to provide Hyundai companies with a full range of advertising and marketing services. Other industrial groups in Korea followed a similar strategy and each of the three largest agencies in Korea is linked to one of the major industrial groups. The Group acquired

     80 percent of Diamond Ad from Hyundai Group in December 1999, with Hyundai retaining the remaining 20 percent. Headquartered in Seoul, the agency has branch offices in Pusan (Korea) and Beijing. Diamond Ad is part of the Bates Worldwide global network.

     Scholz & Friends AG

     Scholz & Friends AG is the largest German-based multinational network* with 14 offices operating across Europe. Scholz & Friends AG provides clients with a wide range of marketing communications services including advertising, sales promotion, public relations, direct marketing, design, consulting and interactive media. On October 1, 2001, Cordiant executed a series of transactions, including the consolidation of its Scholz & Friends subsidiaries under Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment, a specialist in the production of live entertainment programs for television and the internet. The merged entity, Scholz & Friends AG, was then listed on the Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. Cordiant currently owns 77 percent of Scholz & Friends AG.

Healthcare Marketing

     Healthworld

     Healthworld is an international healthcare marketing and contract sales organization headquartered in New York and is ranked No. 4 in the world*. Acquired by the Group in March 2000, Healthworld provides its pharmaceutical and healthcare clients with a comprehensive range of integrated marketing services, including professional and direct-to-consumer advertising and promotion, contract sales, consulting, medical education, public relations, marketing research, interactive multimedia and database marketing. Healthworld offers its clients international capabilities through its operations spanning 18 countries, including affiliates.

Business Communications Consulting

     Business Communications International

     Cordiant created the Business Communications International ("BCI") network after it acquired Lighthouse in September 2000. BCI offers financial and corporate public relations, internal communications, M&A communications and investor relations. The division comprises Financial Dynamics, Morgen-Walke Associates, Gallagher & Kelly (now renamed Financial Dynamics Ireland), IBI and C&FD.

Branding and Design Services

     Fitch:Worldwide

     As part of Cordiant's strategy of establishing leading positions in marketing communications it has built, through strategic acquisitions, Fitch:Worldwide, a global branding and design network.

------------------------

*     Source:   Advertising Age, Agency Report, April 2002.


*     Source:  Advertising Age, Agency Report, April 2002.

Media Services

     Zenith Optimedia Group Limited

     Zenith Optimedia Group Limited ("Zenith"), the UK-based holding company for the Zenith Media Worldwide and Optimedia Networks, is a leading media communications group and is ranked No. 5 in the world.* In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into Zenith Optimedia Group Limited, of which Publicis Groupe S.A. would own a 75 percent stake and Cordiant would own a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to Zenith Optimedia Group Limited pursuant to a Joint Venture Agreement (the "Zenith JV Agreement"). Prior to October 2001, Zenith Media Worldwide had been a joint venture operation owned equally by Cordiant and Saatchi & Saatchi, a wholly-owned subsidiary of Publicis Groupe S.A.

     The Zenith JV Agreement makes provision for the operation of Zenith Optimedia Group Limited ("Zenith") including:

     o matters that require the approval of the Directors elected by each shareholder before they can be undertaken by Zenith (including, assets or real estate acquisitions or disposals exceeding (pound)3,000,000, incurrence of debt outside the ordinary course of its business, matters affecting capital and corporate governance, contracts out of the ordinary course of its business or not at arm's length terms, change in auditors or accounting practices);

     o    the transfer of shares of Zenith; and

     o resolution of disputes both between shareholders and Zenith and clients of the shareholders and Zenith.

         Seventy-five percent of the balance of the distributable profits of Zenith, after deducting amounts identified by the Directors to be retained by Zenith, are distributed to shareholders.

         The Zenith JV Agreement prohibits the transfer of shares in Zenith, except:

     o in connection with or following the admission of all the issued shares of Zenith to trading on the London Stock Exchange;

     o    in connection with put and call options described below; or

     o    to members of either the Group or Publicis.

         Pursuant to the Zenith JV Agreement, Cordiant received put options whereby:

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of the Group provided that (1) the shares of Zenith have not been admitted to the London Stock Exchange for listing by December 31, 2003 and (2) Cordiant has not pursued certain defined activities which are in competition with Zenith;

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of the Group within 60 days after any person or group has acquired control of Cordiant;

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of any member of the Group within 60 days after the approval of the annual accounts of Zenith by the annual general meeting of Zenith, if Zenith has fallen short by more than 10 percent of the profit targets set out in the budget approved by the Board of Directors of Zenith for the relevant year.

         Pursuant to the Zenith JV Agreement, Publicis received call options whereby:

     o Publicis has the option to require Cordiant to sell to Publicis all of the shares the Group owns in Zenith, in the event the shares of Zenith have not been admitted to the London Stock Exchange for listing by December 31, 2003 due to Cordiant's refusal to agree to the admission of the shares under certain circumstances; or

     o Publicis has the option to acquire all the shares Cordiant owns in Zenith within 60 days of Publicis becoming aware of (1) any person or group acquiring control of Cordiant, (2) Cordiant pursuing certain defined activities which are in competition with Zenith, (3) Cordiant becoming unable to pay its debts as they fall due, or (4) a moratorium having been declared with respect to a material part of the total indebtedness of the Group.

     The Zenith JV Agreement will remain in force until (1) the dissolution of Zenith, (2) the shares of Zenith have been admitted to the London Stock Exchange for listing, (3) neither Publicis nor Cordiant own shares of Zenith, (4) all parties to the agreement agree that it be terminated or (5) the date on which Cordiant ceases to hold, directly or indirectly, at least 15 percent of Zenith's issued shares.

     Each of the Group and Publicis entered into media services agreements with Zenith in September 2001. Under the terms of the agreements, Publicis and Cordiant each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each of Publicis and Cordiant. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

     Each of the media services agreements will terminate (1) upon the termination of the Zenith JV Agreement, (2) in the event of breach of the Media Services Agreement or insolvency of either party or (3) if the parties are unable to find an alternative arrangement to the Media Services Agreement following a force majeure event which has continued for more than six months.

     The Zenith Media Worldwide Shareholders Agreement and Media Services Agreements previously entered into in December 1997 by Saatchi & Saatchi, a wholly-owned subsidiary of Publicis Groupe S.A., and Cordiant were terminated on September 27, 2001 in connection with the Zenith JV Agreement and the Media Services Agreement described above.

Significant Subsidiaries

     The following table sets forth the significant subsidiaries owned, directly or indirectly, by Cordiant:

  Country   Name of Company             Included Within        Percentage Owned
  -------   ---------------             ---------------        -----------------
  England   Bates UK Limited            Bates Worldwide              100%
  England   Financial Dynamics Limited  Business Communications      100%
                                        International
  Australia George Patterson Pty Ltd    Bates Worldwide              100%
  Germany   Scholz & Friends AG         Scholz & Friends              77%

  Korea     Diamond Ad Limited          Bates Worldwide               80%
  US        Bates Advertising USA, Inc. Bates Worldwide              100%
  US        GHBM, Inc.                  Healthworld                  100%

Acquisitions & Disposals

     Acquisitions

     Cordiant's acquisition strategy is to extend beyond advertising into the growth areas of marketing services and specialist communications by pursuing acquisitions and organic growth. The determination of the purchase price of an acquisition will depend on, among other things, how the business complements Cordiant's existing structure and the future value it can generate by being part of Cordiant.

     During the period from December 31, 2001 to June 1, 2002, the Group has not made any material acquisitions.

     During 2001, the Group made the following acquisitions:

     On January 5, 2001, Cordiant acquired the entire share capital of MicroArts Corporation ("MicroArts"), a United States e-business consultancy, for a maximum total consideration of $88.1 million ((pound)59.1 million). The initial consideration of $47.4 million ((pound)32.3 million) was satisfied by the issuance of Cordiant ordinary shares. The amount of the remaining deferred consideration of $40.7 million ((pound)26.8 million) is dependent on MicroArt's financial performance to December 2003 and is payable in Cordiant ordinary shares. No contingent payment was made in 2001 and no contingent payment was accrued at December 31, 2001. As of December 31, 2001, Cordiant did not expect to pay any future contingent payment.

     On April 3, 2001, Cordiant acquired Gallagher & Kelly Public Relations Limited, a leading business communications consultancy in Ireland, for a total consideration of (pound)9.5 million. The initial consideration of (pound)5.6 million was satisfied by the issuance of Cordiant ordinary shares. The remaining deferred consideration is dependent on Gallagher & Kelly's financial performance to December 2003 and is payable in Cordiant ordinary shares. No contingent payment was made in 2001. Estimated contingent payments of (pound)2.3 million were accrued at December 31, 2001.

     On May 3, 2001, Cordiant acquired Bulletin International Limited, an international broadcast public relations consultancy, for a maximum total consideration of (pound)8.5 million. This was satisfied by an initial payment of (pound)2.9 million in cash and Cordiant ordinary shares. The remaining deferred consideration is dependent on Bulletin's financial performance to December 2003 and is payable in Cordiant ordinary shares. No contingent payment was made in 2001. Estimated contingent payments of (pound)1.0 million were accrued at December 31, 2001.

     On July 17, 2001, Cordiant acquired 100 percent of Corplan, K.K., 100 percent of International Business Information, K.K., and 92.15 percent of IBI, K.K. for a maximum total consideration of (Y)4.9 billion ((pound)27.5 million) (collectively, Corplan, K.K., International Business Information, K.K., and IBI, K.K. are referred to as "IBI"). IBI is a leading business communications consultancy in Japan. The initial consideration of (Y)1.8 billion ((pound)10.1 million) was satisfied by the issuance of Cordiant ordinary shares. The remaining deferred consideration of (Y)3.1 billion ((pound)17.4 million) is dependent on IBI's financial performance to December 31, 2005 and is payable at Cordiant's election in Cordiant ordinary shares or in cash. In October 2001, Cordiant acquired the remaining 7.85 percent of IBI, K.K. for a total payment of
(Y)112.0 million ((pound)0.63 million) in cash. No contingent payment was made in 2001 and no contingent payment was accrued at December 31, 2001.

     On July 27, 2001, Cordiant acquired Presentation Communications International Limited, a live communications specialist, for a maximum total consideration of (pound)45.2 million. The initial consideration of (pound)14.0 million was satisfied by the issuance of Cordiant ordinary shares. Of the remaining deferred consideration of (pound)31.2 million, (pound)4.3 million will be paid in 2003 and (pound)26.9 million is contingent consideration, dependent on the financial performance of Presentation Communications International Limited and HP:ICM to December 2004. Estimated contingent payments of (pound)3.4 million were accrued at December 31, 2001.

     In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into a UK based holding company, Zenith Optimedia Group Limited, of which Publicis Groupe S.A. owns a 75 percent stake and Cordiant owns a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to Zenith Optimedia Group Limited.

     On October 1, 2001, Cordiant executed a series of transactions, including the consolidation of its Scholz & Friends subsidiaries under Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment. The merged entity, Scholz & Friends AG, was then listed on the Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26 percent of Cordiant's holding in Scholz & Friends Group GmbH and 11 percent of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74 percent of the merged entity, Scholz & Friends AG. Subsequent share acquisitions increased Cordiant's holding of Scholz & Friends AG to 77 percent.

     During 2000, the Group made the following acquisitions:

     In January 2000, the Group acquired the remaining 10 percent interest in Scholz & Friends, in Germany, for cash consideration of (pound)2.9 million.

     In January 2000, the previous 31 percent holding in Saatchi & Saatchi Bates Yomiko KKK, renamed Bates Yomiko KKK, in Japan was increased by the acquisition of an additional 19 percent, for (pound)0.1 million cash consideration.

     In January 2000, the previous 70 percent holding in Bates Fernandez SA in Argentina was increased by the acquisition of an additional 4.8 percent, for (pound)0.2 million cash consideration.

     In March 2000, the Group acquired Healthworld Corporation. The purchase price for the acquisition included an initial payment of (pound)148.3 million paid by the issuance of Cordiant ADSs and Cordiant ordinary shares and the conversion of Healthworld's employee options into options over Cordiant ordinary shares. The acquisition also provides for additional contingent cash payments, due in the years 2001 and 2004 based on average earnings before interest, tax, depreciation, and amortization for the preceding years of certain subsidiaries previously acquired by Healthworld Corporation. Estimated total additional cash payments of (pound)0.5 million were accrued at December 31, 2001.

     In April 2000, the Group acquired PSD Associates Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of (pound)14.6 million paid by Cordiant through the issuance of Cordiant ordinary shares. The acquisition also provides for further payments based on the average profits for the preceding three years, due in the years 2001 through to 2004. The contingent payment for 2001 of (pound)4.7 million was paid in full entirely through the issuance of Cordiant ordinary shares. As of December 31, 2001, Cordiant did not expect to pay any further contingent payments.

     In May 2000, the Group acquired substantially all of the assets of Arcom Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of (pound)1.8 million paid by Cordiant through the issuance of Cordiant ordinary shares. Further payment is due in the year 2003 based on the average profits for the preceding four years. There was no contingent payment in 2001. As of December 31, 2001, Cordiant did not expect to pay any further contingent payments.

     In July 2000, the Group acquired Donino White & Partners in the United States. The purchase price for the acquisition included an initial payment of (pound)7.3 million paid by the issuance of Cordiant ordinary shares, and further payments are due in the years 2002 through to 2003 based on the average profits for the preceding three years. The contingent payment for 2001 of (pound)1.9 million was paid in full. As of December 31, 2001, Cordiant did not expect to pay any further contingent payments.

     In August 2000, the Group acquired a 85 percent holding in PPR Limited in Australia. The purchase price for the acquisition included an initial payment of (pound)1.7 million paid in cash, and further payments are due in the years 2002 through to 2003 based on the average profits for the preceding three years. Estimated total additional cash payments of (pound)2.3 million were accrued at December 31, 2001.

     In September 2000, the Group acquired Lighthouse Global Network, Inc. The purchase price for the acquisition included a payment of (pound)283.1 million paid by the issuance of Cordiant ADSs and Cordiant ordinary shares and the conversion of Lighthouse's employee options into options over Cordiant ordinary shares. The acquisition also provides for additional contingent cash payments due in the years 2001 through to 2005 based on average earnings before interest, tax, depreciation, and amortization for the preceding years for certain subsidiaries previously acquired by Lighthouse. The contingent payment for 2001 of (pound)0.5 million was paid in full. Estimated total additional payments of (pound)5.9 million were accrued at December 31, 2001.

     In October 2000, the Group acquired Generator Limited in New Zealand. The purchase price for the acquisition included an initial payment of (pound)2.0 million paid in cash, and further cash payments are due in the years 2001 through to 2003 based on the average profits for the preceding three years. The contingent payment for 2001 of (pound)0.4 million was paid in full. Estimated total additional cash payments of (pound)0.4 million were accrued at December 31, 2001.

     In November 2000, the Group acquired Bamber Forsyth Limited in the United Kingdom. The purchase price for the acquisition included an initial payment of (pound)7.0 million paid by the issuance of Cordiant ordinary shares. The acquisition also provides for further payments based on the average profits for the preceding three years, due in the years 2001 through to 2004. The contingent payment for 2001 of (pound)1.3 million was paid in full. As of December 31, 2001, Cordiant did not expect to pay further contingent payments. The contingent payment in 2001 was paid entirely through the issuance of Cordiant ordinary shares.

     In November 2000, the Group acquired an 80 percent holding in Intercom KG in Germany. The purchase price for the acquisition included an initial payment of (pound)6.5 million paid by Cordiant through the issuance of Cordiant ordinary shares. The acquisition also provides for further payments based on the average profits for the preceding three years, due in the years 2001 through to 2004. There was no contingent payment in 2001. As at December 31, 2001, Cordiant did not expect to pay further contingent payments.

     In December 2000, Cordiant entered into an agreement to increase its equity interest in Newcomm Bates Group, a marketing communications group in Brazil, to 51 percent. A total of $10.6 million ((pound)7.4 million) was paid by Cordiant in January 2001. Cordiant had previously owned 32 percent of Newcomm. The agreement also provides for the acquisition by Cordiant of the remaining 49 percent in Newcomm pursuant to put options exercisable by Newcomm's minority shareholders beginning in January 1, 2005. The maximum consideration that may be payable for the remaining 49 percent stake in Newcomm is $72.3 million ((pound)50.2 million), depending on financial performance. Of this amount, $22.4 million ((pound)15.6 million) must be paid in cash, and the remainder in cash or shares at the election of Cordiant. Newcomm's operations include direct marketing, political marketing, sports and entertainment marketing and web development. Newcomm became a unit of Bates Worldwide.

     During 2000, the Group also acquired: One Four One, Inc., in the Philippines; Camerote, in Spain; Impressionist, in Finland; CKMP Limited, in the United Kingdom; Herman Beasley Limited, in the United Kingdom; an 85 percent holding in Big Island Limited, in Australia; and ESC Communicacion, in Spain. Additionally, in 2000, the previous 28.9 percent holding in Ideaworks Limited, in Australia, was increased by the acquisition of an additional 46.2 percent; the previous 31.3 percent holding in Marketforce Limited, in Australia, was increased by the acquisition of an additional 18.8 percent. The consideration paid in 2000 for all these acquisitions was (pound)4.6 million in cash and estimated total additional cash payments of (pound)4.3 million have been accrued at December 31, 2001.

     During 1999, the Group made the following acquisitions:

     In December 1999, the Group acquired substantially all of the assets of Interactive Edge, Inc., a New York corporation, Interactive Edge, Inc., a Connecticut corporation and Interactive Edge, LLC, a Delaware limited liability company, all of which were commonly owned by the sellers in the acquisition. The purchase price for the acquisition included an initial payment of $6.1 million paid by Cordiant through the issuance of Cordiant ADSs having a value of $5.5 million and $600,000 in cash. The acquisition also provides for an additional contingent payment in 2003 of up to a maximum of $18.9 million based on Interactive Edge achieving certain revenues and operating margins for the three years ending December 31, 2002. The contingent payment would be paid entirely through the issuance of Cordiant ADSs. There was no contingent payment in 2001, and at December 31, 2001 it is expected that there will be no contingent payment in 2002.

     In December 1999, Cordiant acquired an 80 percent interest in the share capital of Diamond Ad Ltd. The initial consideration was (pound)14.8 million in cash plus the assumption of approximately (pound)12 million of debt, and further payments were due in the years 2000, 2001, and 2002 based on a multiple of average operating profits from 1999 to 2001, up to a maximum of (pound)82.1 million. As at December 31, 1999, further payments, based upon management's forecasts, were estimated at (pound)25.8 million. A cash payment of (pound)34.9 million was made in October 2000. There was no contingent payment in 2001, and at December 31, 2001 it is expected that there will be no contingent payment in 2002.

     In October 1999, the previous 63 percent holding in Bates Fernandez SA in Argentina was increased by the acquisition of an additional 7 percent, for nil consideration.

     In November 1999, the previous 60 percent holding in Bates Poland Sp z.o.o. in Poland was increased by the acquisition of an additional 40 percent, for (pound)0.1 million cash consideration.

     In November 1999, the previous 80 percent holding in Dr. Puttner Bates Werebeagentur GmbH in Austria was increased by the acquisition of the remaining 20 percent, for (pound)0.3 million cash consideration.

     During 1999, the Group also acquired: Cronert in Sweden; a 55 percent holding in LdV in Belgium; a 75 percent holding in Rodergas and Promopoma in Spain; Blue Skies Ltd. in the United Kingdom; a 50 percent holding in Appel Grafik GmbH in Germany; Bates Clarion in India; a 51 percent holding in Bates Romania in Romania; and Sarkka in Finland. The consideration paid in 1999 for all these acquisitions was (pound)3.7 million in cash and estimated total additional cash payments of (pound)0.7 million were accrued at December 31, 2001.

     Disposals

     No material disposals took place in the first six months of 2002 or in 2001 (other than the part disposal of Zenith Media and Scholz & Friends Group GmbH as discussed earlier in this section), 2000 or 1999.

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

                      Geographic analysis of Group revenue

                                                             Percentage of
                                                      Consolidated Group Revenue
                                                       2001      2000      1999
                                                       ----      ----      ----

UK                                                      20        16        12
North America                                           31        29        25
Continental Europe (including Africa and India)         24        26        36
Asia Pacific and Latin America                          25        29        27


Business Segments

     Cordiant's principal activities are organized into the Advertising and Integrated Marketing Services and the Specialist Communications Services.

                   Business segment analysis of Group revenue

                                                            Percentage of
                                                      Consolidated Group Revenue
                                                      2001        2000     1999
                                                      ----        ----     ----

Advertising and Integrated Marketing                  74.0        86.1    100.0
Specialist Communications                             26.0        13.9        -




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

Seasonality of Results

     In the year ended December 31, 2001, 51 percent of revenues and 72 percent of operating profit (before goodwill amortization, exceptional goodwill impairment and exceptional operating expenses) was earned in the six months to June 30, 2001. Cordiant believes that the reported seasonality of profits in 2001 is not representative of the Group's usual performance but reflects the impact of the economic downturn in the marketing and communications industry in the second half of 2001. In the year ended December 31, 2000, 41 percent of revenues and 29 percent of operating profit (before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) were earned in the six months to June 30, 2000. Cordiant believes that the reported seasonality of profits in 2000 is representative of the Group's usual performance. If the results of the acquisitions made in 2001 are excluded, 52 percent of existing revenues and 79 percent of existing operating profit (before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) was earned in the six months to June 30, 2001.

     The seasonality of revenues and operating profits reflects the spending pattern of the Group's clients and the industries that they operate in.

Property


     Cordiant leases all its premises. The principal properties leased by Cordiant are as follows:

----------------------------------------------- ------------- --------------------- ----------------- ----------------
                                                    Area          Annual Base          Next Rent        Expiration
                   Location                       Sq. Ft.       Rental-Millions       Review Date        of Lease
                   --------                       -------       ---------------       -----------        --------
----------------------------------------------- ------------- --------------------- ----------------- ----------------
498 Seventh Avenue                                239,000            $7.0                 2004             2014
New York, New York

121-141 Westbourne Terrace                         62,500      (pound)1.5                  --              2003
London, England*
----------------------------------------------- ------------- --------------------- ----------------- ----------------

     In addition, in the year ending December 31, 2001, in respect of Landsdowne House, Berkeley Square, London, England, Cordiant leases 123,000 (2000: 123,000) square feet at an annual rental of (pound)7.7 million (2000: (pound)7.7 million), which is sublet for mainly coterminous periods at an average annualized rental of approximately (pound)6.5 million during 2001 (2000:
(pound)6.5 million). A further 50,000 square feet at an annual rental of (pound)2.9 million is sublet on a short-term basis at an average annualized rental of approximately (pound)2.0 million during 2001.

------------------------

* From the second quarter of 2002, this has increased to(pound)2.0 million per annum and the lease has been extended to 2025.

     At December 31, 2001, Cordiant's owned and leased properties and fixtures (including furniture and equipment) had a net book value of (pound)39.7 million ($58.0 million).

     Cordiant considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 2001, (pound)20.0 million ($29.2 million) had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.

     The following outstanding property guarantees by Cordiant companies of obligations of certain companies in the Saatchi & Saatchi Group were not released in connection with the demerger in 1997: (i) the Saatchi & Saatchi Group's lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $21.4 million subject to periodic rent reviews; and (ii) the Saatchi & Saatchi Group's lease of premises at 21 Dukes Road, London, for a term expiring on October 31, 2016 with a tenant's right to break on October 31, 2006 with a current annual base rent of (pound)0.3 million, subject to periodic rent reviews. Saatchi & Saatchi has agreed to give additional, or in some cases substitute, guarantees and to indemnify Cordiant against any liability in its pre-existing guarantees.

     There are no material plans to construct, expand or improve the existing property facilities.

Environmental Policy

     As primarily a service-based operation, the Group believes that the impact of the Group's activities on the environment is small. However, steps are being taken to assess the impact of the Group's activities in terms of its premises, the use of equipment and the efficient consumption of resources with a view to developing groupwide guidance and standards during 2002. Currently, as a minimum standard, all operating companies are expected to comply with local environment regulations.

Item 5.  Operating and Financial Review and Prospects.
         --------------------------------------------

General

     The information in "Operating and Financial Review and Prospects" concerning the results of operations and the financial condition of Cordiant refers to the Consolidated Financial Statements included in this Annual Report which are prepared in accordance with UK GAAP.

     Cordiant's ongoing revenue is generated from commissions and fees paid by clients. In each of the last three years, between 22 and 29 percent of ongoing revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees, which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set in conjunction with the client. The Group's advertising businesses generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of a number of the Group's marketing communications businesses are based on project specific assignments, although there is often a relationship with the same client over many years.

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

     The majority of Cordiant's net operating costs are staff related and over the past three years the Group's staff cost to revenue ratio (including temporary staff and freelancers) was approximately 65.6 percent. When revenue growth is slow or declining in any particular operating unit, Cordiant is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

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

Industry Background

     Spending in the advertising and marketing communications industry has historically been closely linked with growth in gross domestic product. With the economic slowdown in the United States of America and other economies, there was a substantial reduction in levels of spending across the advertising industry. Global major media advertising declined by 3.4 percent in 2001*. This compares to global major media advertising growth of 10.5 percent in 2000 and an average advertising industry growth rate of approximately 6.5 percent per annum over the preceding five years.

Recent Developments

     On April 19, 2002, Cordiant completed the re-negotiation of certain terms of its $225.0 million syndicated revolving credit facility and its outstanding notes ($175.0 million). The annual coupon payable on the notes was increased to
9.25 percent from 7.61 percent. The annual interest payable on each advance under the revised facility was increased to 3.25 percent over LIBOR. Other deferred fees are payable, the level of which is dependent on Cordiant's financial performance. The revised facility and notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, Cordiant is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and its use of proceeds from asset disposals. The revised facility also includes events of default, pursuant to which the amounts available under the revised facility could be declared immediately due and payable. The events of default include non payment of interest, principal or fees, certain uncured breaches of the Amended and Restated Loan Agreement, cross-default to other indebtedness, bankruptcy or insolvency and material adverse changes. The holders of the notes are entitled to require Cordiant to pre-pay the notes in November 2004 or upon any refinancing of the revised facility, if earlier, with a make-whole penalty, unless the Group meets certain financial tests at that time. See "Item 10. Additional Information - Material Contracts."

     At the Group's Annual General Meeting held in June 2002, the Group indicated that trading conditions for its businesses remained challenging and that its underlying revenues declined by 11 percent during the first five months of 2002. The decline in underlying revenues reflected the relatively high levels of activity experienced in the first five months of 2001 compared to 2002. The Group, however, has continued to meet its internal profitability targets due to the realization of cost savings initiated in 2001. Several of the markets in which the

------------------------

* Source: Zenith Optimedia Advertising Expenditure Forecasts, July 2001 and December 2001.

Group operates remain volatile and the Group continues to reduce its costs where appropriate. Cordiant is focused on closely controlling costs to facilitate a recovery in the Group's earnings.

Goodwill

     Difficult trading conditions were experienced industry wide in 2001. Worldwide advertising industry expenditure was estimated to have fallen by (pound)17.4 billion*. The declining revenues and forecasts reported by the management of Cordiant's subsidiaries in December 2001 triggered a groupwide impairment review for the goodwill.

     In conducting the impairment review, Cordiant calculated the net present value of the investment carrying value by discounting the estimated future net cash flows of the relevant business. The discount rates used were between 12 percent and 16 percent and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the differing levels of geographical and business risks within the Group.

     The goodwill impairment review indicated that in the case of a number of acquisitions the goodwill carrying value was not supported and a write-down of (pound)224.8 million was taken. These are recorded as exceptional charges because they are material in amount to the accounts, and not to disclose them separately on the face of the profit of loss account could distort the reader's understanding of the financial statements.

     In previous years, Cordiant has believed that the intangible fixed assets of the Group, which comprise goodwill, have an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long-term profitability and the Group's commitment to develop and enhance their value. However the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill by moving to amortization. This is also in line with developing best practice within the industry. As a result, from January 1, 2001, goodwill arising from acquisitions on and after January 1, 1998 is amortized over the estimated useful life of up to a 20 year period from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including, among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earnout periods. The goodwill charge for the full year 2001 was (pound)44.1 million.

Differences Between US GAAP and UK GAAP

     Cordiant's Consolidated Financial Statements are prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The Consolidated Financial Statements contain a reconciliation of net profit/(loss) and shareholders' funds/(deficit) to US GAAP for each of the years in the three year period ended December 31, 2001. The principal differences between the net profit / (loss) attributable to shareholders and shareholders' funds/(deficit) under UK and US GAAP for 2001 are set out below (and discussed more fully in Note 35 in the Notes to the Consolidated Financial Statements).

     o There are differences in the recognition of goodwill, amortization and impairment between UK and US GAAP. Under UK GAAP, goodwill on acquisitions made prior to January 1, 1998 has been written off to reserves while goodwill on acquisitions made after January 1, 1998 has been capitalized. Under US GAAP, goodwill on all acquisitions has been capitalized. Goodwill on acquisitions made after January 1, 1998 has been amortized under UK GAAP over 10 to 20 years since January 1, 2001, but under US GAAP, goodwill has been amortized from acquisition with the exception of goodwill arising on acquisitions made after June 20, 2001 which are not amortized. The goodwill impairment methodology is consistent under UK and US GAAP, but there is a US GAAP adjustment for the pre-January 1, 1998 goodwill, whereas under UK GAAP, pre-January 1, 1998 goodwill is not required to be reviewed for impairment. This has resulted in a (pound)5.5 million increase in the goodwill charges under US GAAP. The cumulative effect on shareholders' funds is a decrease of (pound)3.5 million.

     o The Zenith Optimedia Group Limited transaction and the Scholz & Friends AG and United Visions Entertainment transaction are treated differently under US GAAP. Under UK GAAP,

------------------------

*    Source: Zenith Optimedia Advertising Forecasts, December 2001.

          unrealized gains on disposal arose. Under US GAAP, neither a gain nor loss arose on these transactions.

     o Under UK GAAP, committed costs relating to the relocation of acquired enterprises were treated as a fair value adjustment, whereas under US GAAP costs that have a future economic benefit to the combined company are expensed as incurred. No extra charge has been for recorded for 2001 under US GAAP and there is no cumulative effect on shareholders' funds.

     o Under UK GAAP, no compensation is recognized for certain performance based share options, but under US GAAP compensation expense is recorded for all performance based share options which resulted in a credit to profit of (pound)21.4 million in 2001. The cumulative effect on shareholders' funds is a reduction in funds of (pound)0.4 million.

     o Under UK GAAP, the Group's property provision is discounted to its net present value, and this discount is amortized over the life of the provision. Under US GAAP provisions are made on a gross basis and the amortization has been credited back to the net profit resulting in an increase of (pound)0.8 million. The cumulative effect on shareholders' funds is a reduction in funds of (pound)4.4 million.

     o Under UK GAAP, research and development costs may be capitalized and amortized over their estimated useful life. Under US GAAP these costs are written off as incurred. However there is no effect on the results for 2001. The cumulative effect on shareholders' funds is a reduction in funds of (pound)0.8 million.

     o Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors. As no dividend has been proposed in respect of 2001, there is no cumulative effect on shareholders' funds in 2001.

     o Under UK GAAP, derivative instruments are held on the balance sheet at book value. Under US GAAP, all derivative instruments are required to be held on the balance sheet at fair value. This has resulted in a reduction of the loss and an increase in shareholders' funds of (pound)0.3 million.

     o Under UK GAAP, the expected cost of defined benefit schemes is recognized on a systematic and rational basis over the relevant employees' service period. Under US GAAP, the projected benefit obligation (or pension liability) is compared with the market value of the underlying plan assets and the difference is adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under UK GAAP. This resulted in an increase in the loss for 2001 of(pound)1.7 million and a reduction in shareholders' funds of (pound)3.3 million. The difference in prior periods is not material and therefore no adjustments had been made.

     o Under UK GAAP, investments in own shares are capitalized and held on the balance sheet as fixed or current assets. Under US GAAP, such shares are netted off against equity.

     o Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items may be presented differently under US GAAP, but this difference in presentation would have no effect on net earnings or shareholders' funds.

Critical Accounting Policies

     The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Group believes that the critical accounting policies and areas that are key to the businesses and require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are described below:

     The accounting policy for revenue recognition is generally straightforward in its application. Approximately 80 percent of revenue is derived from fee income with the rest being sourced from commissions. Revenue is recognized when the service is performed, in accordance with the terms of the contractual arrangement. For project based businesses, revenue is derived from a mixture of fees for services performed and retainer fees, which are specific to the contract with the client. In such cases, revenue is recognized when the service has been performed, in accordance with the contractual arrangements and the stage of completion of the work.

     Goodwill on the acquisition of individual businesses is assessed for impairment if there are events or changes in circumstances which indicate that the carrying value may not be fully recoverable and also after the first full year in which an acquisition of a business is made. Included within goodwill are estimates of contingent consideration due in respect of acquisitions. These are based on the contractual terms of the purchase agreements, and are estimated based on forecasts of future results. The carrying value of the income generating unit and its associated goodwill is compared to the recoverable amount of the asset. The method used to conduct this review is by undertaking a review of discounted estimated future net cash flows of the businesses. The growth rates are estimates based on market information and discount rates used are based on the Group's weighted average cost of capital. Fluctuations in these estimates can affect the estimated recoverable amount of the assets. These estimated future cash flows are based on the most recent forecast for that business.

     The Group has a number of properties which have become excess to the Group's requirements and are currently not planned to be used for ongoing operations and are either vacant or are sublet at a loss. Provisions have been made to cover the expected shortfalls. Assumptions are made about future rentals, occupancy and inflation based on market information and expert advice available at the time. Under UK GAAP these provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items.

     Deferred taxation is provided in full on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date Deferred tax assets are therefore recognized only when, based on the short term forecasts and the assumption that tax rates will remain stable, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Additional Information Regarding US GAAP Accounting of Business Combinations and Goodwill

     SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other Intangibles Assets" were issued in June 2001. SFAS 141 eliminates the pooling of interest methods and addresses the accounting for goodwill. It is effective for purchase business combinations completed after June 30, 2001. Adoption of the standard has had no material impact on accounting for business combinations completed prior to July 1, 2001. SFAS 142 states that goodwill should not be amortized but should be tested for impairment at least annually at a reporting unit level. The statements are effective for financial years beginning after December 15, 2001, except for goodwill and intangible assets acquired after June 30, 2001, which should be accounted for with the provisions of SFAS 142. The goodwill and intangible assets arising on those acquisitions completed after June 30, 2001 have been accounted for under US GAAP in accordance with the transitional provisions of SFAS 142.

Prospective Accounting Changes

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognized as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The Group is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements.

     In October, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Group is required to adopt the provisions of SFAS No. 144 effective January 1, 2002. The Group is reviewing the impact of SFAS No. 144.

     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

Results of Operations

     Year Ended December 31, 2001 vs. Year Ended December 31, 2000

     In 2001, there was an unprecedented decline in marketing expenditures resulting in the most difficult trading conditions the industry has experienced in many years. The economic slowdown which began in North America, spread rapidly to Asia and Europe. The Group experienced revenue declines in most of the markets in which it operates, with clients changing spending plans at short notice.

     In the first half of 2001, the Group showed flat underlying revenues. In the second half of the year, a continued decline in media spending, and cancellations in the Group's project-based operations resulted in a full year underlying revenue decline of 8.0 percent. The Group's ability to mitigate the impact of these declines on profitability was limited in the short term and, as a result, operating margins were significantly reduced in 2001.

     Action has been taken throughout the Group's operations to reduce operating costs and restore the Group's ongoing margin prospects. The implementation of a wide ranging program, including headcount reductions and a number of other cost related initiatives, resulted in an exceptional operating expense of (pound)27.6 million ($39.7 million) in 2001. The Group is targeting incremental cost savings from these actions in excess of (pound)30.0 million ($43.2 million) in 2002.

     The Group's actual operating profits and margins for the relevant periods are presented below. Also included are operating profits and operating margins before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. Amounts related to goodwill amortization and goodwill impairment are determined in accordance with the critical accounting policies described above. A goodwill impairment charge is "exceptional" when it is a material item which derives from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, needs to be disclosed by virtue of its size or incidence if the financial statements are to give a true and fair view of the reporting entity. Additionally, an operating expense is determined to be "exceptional" when it is considered to be a material item which derives from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, needs to be disclosed by virtue of its size or incidence if the financial statements are to give a true and fair view of the reporting entity. The exceptional operating items in 2001 related to a wide-ranging program implemented in 2001, which involved headcount reductions and other cost-related measures, including the merger or consolidation of a number of the Group's operating units and the closure or re-organization of certain loss-making operations. In 2000 and 1999, the Group did not incur any goodwill amortization, exceptional goodwill impairment charges or exceptional operating expenses. Therefore, in those years, actual operating profit was the same as operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. For the purpose of comparing operating profits and operating margins in 2001 and 2000, the discussion below compares operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 to actual Group operating profit in 2000. Cordiant believes that this provides a more meaningful comparison of the year-to-year operating profits and margins because it is more representative of the actual operating performance of the Group's businesses.

     Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.

     Revenue growth in constant currency terms means that the revenues for the most recent year under review and the preceding year have been translated using the exchange rates relating to the most recent year under review. Constant currency growth therefore eliminates the effects of changes in exchange rates.

     Revenue growth on an underlying basis is calculated at constant exchange rates and after comparing revenues generated in the most recent year by companies acquired in the most recent year to revenues generated by such companies in the preceding year assuming such companies had been owned for an equivalent period of the preceding year.

         Geographical Analysis

         Revenue
         -------

         Revenue by geographical area was as follows:


                                      Existing     Acquisitions       Total      % of Total      Total      % of Total
                                      --------     ------------       -----      -----------     -----      ----------
                                        2001           2001            2001          2001         2000         2000
Revenue by geographical area          (pound) m      (pound) m       (pound) m                  (pound) m

United Kingdom                          113.1           5.5            118.6          20.0          84.1        16.0
North America                           186.2           4.1            190.3          31.0         148.5        29.0
Continental Europe                      138.1           5.5            143.6          24.0         133.1        26.0
Asia Pacific and Latin America          147.2           5.3            152.5          25.0         147.3        29.0
                                        -----           ---            -----          ----         -----        ----
Total                                   584.6          20.4            605.0         100.0         513.0       100.0
                                        =====          ====            =====         =====         =====       =====


     Revenue growth by geographical area and revenue by geographical area as a percentage of Group revenue were as follows:


                                                                                 Percentage of Group
                                                Revenue Growth 2001                    Revenue
                                                     Constant
                                        Reported     Currency     Underlying          2001    2000
                                        --------     --------     ----------          ----    ----
                                                %            %              %            %         %

United Kingdom                              41.0         41.0          (3.3)         20.0      16.0
North America                               28.1         21.6         (14.5)         31.0      29.0
Continental Europe                           7.9          6.3          (1.9)         24.0      26.0
Asia Pacific and Latin America               3.5          8.4          (8.2)         25.0      29.0
                                             ---          ---          -----         ----      ----
Group                                       17.9         17.1          (8.0)        100.0     100.0
                                            ====         ====          =====        =====     =====


     Group revenue increased by 17.9 percent to (pound)605.0 million in 2001 from (pound)513.0 million in 2000. On an underlying basis, revenue decreased by
8.0 percent. Acquisitions made in 2001 contributed revenue of (pound)20.4 million.

     In the UK revenues increased by 41.0 percent to (pound)118.6 million, representing 20.0 percent of Group revenues (2000: 16.0 percent), primarily reflecting a full year contribution from the acquired Specialist Communications operations. United Kingdom revenues decreased by 3.3 percent on an underlying basis.

     In North America, revenues increased by 21.6 percent on a constant currency basis to (pound)190.3 million. On an underlying basis revenues decreased by 14.5 percent. The region represented 31.0 percent of the Group's revenues in 2001 (2000: 29.0 percent). Significant declines were experienced in the Specialist Communications business, especially in project-based areas and in servicing technology clients. The Group's principal Advertising and Integrated Marketing businesses showed greater resistance, experiencing a more modest decline overall. In 2002, Hyundai has given the Group notice to terminate its advertising accounts in the United States. This is expected to negatively impact both revenues and profits in the future. Hyundai represented revenues of $30.0 million in the United States in 2001.

     In Continental Europe, revenues increased by 6.3 percent on a constant currency basis to (pound)143.6 million and decreased by 1.9 percent on an underlying basis. This region (which includes revenues derived from Africa and India) represented 24.0 percent of the Group's revenues (2000: 26.0 percent). Underlying revenue growth in the first six months of 2001 was offset by a rapid deterioration in media spending across the region in the second half of the year.

     Asia Pacific and Latin American revenues increased by 8.4 percent on a constant currency basis to (pound)152.5 million and decreased by 8.2 percent on an underlying basis. In 2001, this region accounted for 25.0 percent of the Group's revenues (2000: 29.0 percent). Growth in Bates Asia was offset by difficult trading conditions in South Korea and Australia with both markets experiencing substantial cutbacks in client spending.

     Operating Profit/(Loss)
     -----------------------

     Operating profit/(loss) by geographical area was as follows:


                                                                    Total before
                                                                      goodwill        Goodwill
                                                                     charges and     charges and
                                                                     exceptional     exceptional
                                        Existing     Acquisitions        items          items          Total        Total
                                        --------     ------------   -------------    -----------       -----        -----





                                             2001          2001          2001          2001           2001         2000
Operating profit/(loss) by                 (pound) m     (pound) m     (pound) m     (pound) m      (pound) m     (pound) m
geographical area


United Kingdom                               12.0          1.7         13.7          (58.9)           (45.2)         7.9
North America                                12.0          0.3         12.3         (172.7)          (160.4)        15.9
Continental Europe                            4.7          1.1          5.8          (16.1)           (10.3)        16.0
Asia Pacific and Latin America                3.5          1.2          4.7          (48.8)           (44.1)        21.6
                                              ---          ---          ---          ------           ------        ----
                                             32.2          4.3         36.5         (296.5)          (260.0)        61.4
                                                                       ====         =======          =======        ====
Goodwill charges and exceptional items     (261.5)       (35.0)
                                           -------       ------
Total                                      (229.3)       (30.7)
                                           =======       ======


     Total exceptional goodwill impairment charges included in "Goodwill charges and exceptional items" above in 2001 by geographical area were (pound)149.0 million in the United Kingdom, (pound)39.8 million in Continental Europe, (pound)0.1 million in North America and (pound)35.9 million in Asia Pacific and Latin America.

     The following table compares, by geographical region, operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 to actual operating profit in 2000 in the column entitled "Operating Profit Growth/(Decline)." Additionally, in the column entitled "Percentage of Group Operating Profit," the table below indicates, for each geographical region, for 2001, such region's percentage of operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and, for 2000, such region's percentage of actual operating profit.


                                Operating Profit/(Loss)   Percentage of Group
                                       Growth/           Operating Profit/(Loss)
                                      (Decline)             2001         2000
                                      ---------             ----         ----
                                           %                   %            %
United Kingdom                            73.0              38.0         13.0
North America                           (22.6)              34.0         26.0
Continental Europe                      (63.8)              16.0         26.0
Asia Pacific and Latin America          (78.2)              12.0         35.0
                                        ------              ----         ----
Group                                   (40.6)              100.0       100.0
                                        ======              =====       =====

     Margins
     -------

     Actual operating margins after goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses were not meaningful for 2001 because each region experienced losses in 2001. The 2001 operating margins (based on operating profits before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the actual 2000 operating margins by geographical area were as follows:

                                                        Margins
                                                 2001              2000
                                                 ----              ----
                                                    %                 %
United Kingdom                                   11.5               9.4
North America                                     6.5              10.7
Continental Europe                                4.0              12.0
Asia Pacific and Latin America                    3.1              14.7
                                                  ---              ----
Group                                             6.0              12.0
                                                  ===              ====

     The Group experienced an actual operating loss of (pound)260.0 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)36.5 million in 2001, which was 40.6 percent lower than actual Group operating profit of (pound)61.4 million in 2000. Acquisitions in 2001 contributed operating profits of (pound)4.3 million.

     In the UK, there was an actual Group operating loss of (pound)45.2 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)13.7 million in 2001, which was 73.0 percent higher than actual operating profit of (pound)7.9 million in 2000. The performance in 2001 primarily reflected the contribution from acquisitions, new business wins and improved profitability in the Group's UK advertising businesses. The UK operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 11.5 percent, which margin is 2.1 percent higher than the actual operating margin of 9.4 percent in 2000.

     In North America, there was an actual Group operating loss of (pound)160.4 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)12.3 million in 2001, which amount was 22.6 percent lower than actual operating profit of (pound)15.9 million in 2000. The performance in 2001 primarily reflected reduced revenue in the Advertising and Integrated Marketing and Specialist Communications businesses as a result of the challenging business environment. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 6.5 percent, which is 4.2 percent lower than the actual operating margin of 10.7 percent in 2000.

     In Continental Europe, there was an actual Group operating loss of (pound)10.3 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)5.8 million in 2001, which amount was 63.8 percent lower than actual operating profit of (pound)16.0 million in 2000. The performance in 2001 primarily reflected significantly reduced spending plans by clients in the second half of 2001, particularly in the advertising business. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 4.0 percent, which margin is 8.0 percent lower than the actual operating margin of 12.0 percent in 2000.

     In Asia Pacific and Latin America, there was an actual Group operating loss of (pound)44.1 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)4.7 million in 2001, which amount was 78.2 percent lower than actual operating profit of (pound)21.6 million in 2000. The performance in 2001 primarily reflected weak trading conditions in South Korea and Australia. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 3.1 percent, which margin is 11.6 percent lower than the actual operating margin of 14.7 percent in 2000.

     Net Assets
     ----------

     The most significant change in net assets year on year was in North America. This was almost entirely due to the exceptional goodwill impairment charge incurred in 2001.

                                                     2001              2000
           Net assets by geographical area         (pound)m          (pound)m
           ------------------------------------------------------------------
           United Kingdom                            187.3             179.7
           North America                             155.5             279.0
           Continental Europe                         72.6              69.1

           Asia Pacific and Latin America             44.7             60.3
           ---------------------------------------------------------------------
                                                     460.1            588.1
           Net financial items(1)                   (143.0)          (111.9)
           ---------------------------------------------------------------------
           Net assets                                317.1            476.2
           ---------------------------------------------------------------------

1 Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

         Business Segments Analysis

         Revenue
         -------

         Revenue by business segment was as follows:


                                         Existing    Acquisitions     Total    % of Total      Total     % of Total
                                         --------    ------------     -----    -----------     -----     ----------
                                           2001          2001         2001         2001         2000        2000
Revenue by business segment              (pound) m   (pound) m       (pound) m                (pound) m


Advertising & Integrated Marketing          441.3            6.6        447.9        74.0        441.5         86.1
Specialist Communications                   143.3           13.8        157.1        26.0         71.5         13.9
                                            -----           ----        -----        ----         ----         ----
Total                                       584.6           20.4        605.0       100.0        513.0        100.0
                                            =====           ====        =====       =====        =====        =====


         Revenue growth by business segment and revenue by business segment as a percentage of Group revenue were as follows:


                                                                                               Percentage of
                                                  Revenue Growth 2001                          Group Revenue
                                                       Constant
                                         Reported      Currency      Underlying           2001              2000
                                         --------      --------      ----------           ----              ----
                                           %              %             %                 %                 %


Advertising & Integrated Marketing           1.5            1.2          (7.3)             74.0             86.1
Specialist Communications                  119.7          112.3         (10.2)             26.0             13.9
                                           -----          -----         ------             ----             ----
Group                                       17.9           17.1          (8.0)            100.0            100.0
                                            ====           ====          =====            =====            =====


     Group revenue increased by 17.9 percent to (pound)605.0 million in 2001 from (pound)513.0 million in 2000. On an underlying basis, revenue decreased by
8.0 percent. Acquisitions in 2001 contributed revenue of (pound)20.4 million.

     Advertising and Integrated Marketing revenues increased by 1.5 percent to (pound)447.9 million, representing 74.0 percent of Group revenues (2000: 86.1 percent). On an underlying basis, Advertising and Integrated Marketing revenues declined by 7.3 percent reflecting significant revenue reductions in the second half of 2001 across the Group's major markets.

     Specialist Communication revenues increased by 119.7 percent to (pound)157.1 million, representing 26.0 percent of Group revenues (2000: 13.9 percent). The increase reflects the full year impact of 2000 acquisitions. On an underlying basis, Specialist Communications revenues declined by 10.2 percent with North America units particularly affected due to the deferral and cancellation of project-based assignments.

         Operating Profit(Loss)
         ----------------------

         Operating profit/(loss) by business segment was as follows:




                                                                   Total
                                                                   before
                                                                   goodwill      Goodwill
                                                                   charges and   charges and
                                                                   exceptional   exceptional
                                      Existing      Acquisitions    items         items          Total         Total
                                      --------      ------------   -----------   -----------     -----         -----
                                        2001           2001         2001           2001          2001          2000
Operating (loss)/profit by            (pound) m     (pound) m      (pound) m     (pound) m      (pound) m     (pound) m
business segment


Advertising & Integrated
  Marketing                             19.9          1.4           21.3         (83.8)        (62.5)         45.3
Specialist Communications               12.3          2.9           15.2        (212.7)       (197.5)         16.1
                                        ----          ---           ----        -------       -------         ----
                                        32.2          4.3           36.5        (296.5)       (260.0)         61.4
                                                                    ====        =======       =======         ====
Goodwill charges and
  exceptional items                   (261.5)       (35.0)
                                      -------       ------
Total                                 (229.3)       (30.7)
                                      =======       ======

     Total exceptional goodwill impairment charges included in "Goodwill charges and exceptional items" above in 2001 by business segment were (pound)47.6 million in the Advertising and Integrated Marketing business and (pound)177.2 million in the Specialist Communications business.

     The following table compares, by business segment, operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 to actual operating profit in 2000 in the column entitled "Operating Profit Decline." Additionally, in the column entitled "Percentage of Group Operating Profit," the table below indicates, for each business segment, for 2001, such business segment's percentage of operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and, for 2000, such business segment's percentage of actual operating profit.

                                                            Percentage of Group
                                      Operating Profit       Operating Profit
                                          Decline            2001          2000
                                          -------            ----          ----
                                              %              %             %
Advertising & Integrated Marketing         (53.0)            58.4         73.8
Specialist Communications                   (5.6)            41.6         26.2
                                            -----            ----         ----
Group                                      (40.6)           100.0        100.0
                                           ======           =====        =====


         Margins
         -------

     Actual operating margins after goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses were not meaningful for 2001 because each business segment experienced operating losses in 2001. The 2001 operating margins (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the actual 2000 operating margins by business segment were as follows:

                                                        Margins
                                                 2001             2000
                                                 ----             ----
                                                   %                 %
Advertising & Integrated Marking                  4.8             10.3
Specialist Communications                         9.7             22.5
                                                  ---             ----
Group                                             6.0             12.0
                                                  ===             ====


     Within the Advertising & Integrated Marketing business, there was an actual Group operating loss of (pound)62.5 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)21.3 million in 2001, which amount was
53.0 percent lower than actual operating profit of (pound)45.3 million in 2000. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 4.8 percent, which margin is 5.5 percent lower than the actual operating margin of 10.3 percent in 2000. Operating profit and operating margin were adversely affected by reductions in client spending in the second half of 2001. These declines were generally attributable to challenging economic conditions across most of Cordiant's major markets.

     Within the Specialist Communications business, there was an actual Group operating loss of (pound)197.5 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)15.2 million in 2001, which amount was 5.6 percent lower than actual operating profit of (pound)16.1 million in 2000. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 9.7 percent, which margin is 12.8 percent lower than the actual operating margin of
22.5 percent in 2000. Operating profit and operating margin were adversely affected by revenue reductions as a result of the deferral and cancellation of project based assignments, in particular in North America.

     Net Assets
     ----------

     The most significant change in net assets year on year was in the Specialist Communications business. This was almost entirely due to the exceptional goodwill impairment charge incurred in 2001.



                                                                                        2001          2000
                  Net assets by business segment                                      (pound)m      (pound)m
                  ------------------------------------------------------------------------------------------
                  Advertising and Integrated Marketing                                   154.7         130.4
                  Specialist Communications                                              305.4         457.7
                  ------------------------------------------------------------------------------------------
                                                                                         460.1         588.1
                  Net financial items(1)                                                (143.0)      (111.9)
                  ------------------------------------------------------------------------------------------
                  Net assets                                                             317.1         476.2
                  ------------------------------------------------------------------------------------------


(1) Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

         Year Ended December 31, 2000 vs. Year Ended December 31, 1999

         Geographical Analysis

         Revenue
         -------

         Revenue by geographical area was as follows:

                                       Existing    Acquisitions       Total      % of Total      Total      % of Total
                                       --------    ------------       -----      -----------     -----      ----------
                                         2000          2000           2000          2000         1999          1999
Revenue by geographical area          (pound) m     (pound) m       (pound) m                  (pound) m
United Kingdom                           38.1          46.0           84.1           16%         40.2           12%
North America                            96.3          52.2          148.5           29%         83.1           25%
Continental Europe                      125.3           7.8          133.1           26%        121.9           36%
Asia Pacific and Latin America          132.6          14.7          147.3           29%         90.6           27%
                                        -----          ----          -----           ---         ----           ---
Total                                   392.3         120.7          513.0          100%        335.8          100%
                                        =====         =====          =====          ====        =====          ====

     Revenue growth by geographical area and revenue by geographical area as a percentage of Group revenue were as follows:

                                                   Revenue Growth 2000                  Percentage of
                                                        Constant                        Group Revenue

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
                                             ==             ==             ==         ===         ===

     Group revenue increased by 53 percent to (pound)513.0 million in 2000 from (pound)335.8 million in 1999. On an underlying basis, revenue increased by 13 percent. Acquisitions in 2000 contributed revenue of (pound)120.7 million.

     In the UK revenues increased by 109 percent to (pound)84.1 million, representing 16 percent of Group revenues (1999: 12 percent). United Kingdom revenues increased by 9 percent on an underlying basis. Although trading results in the United Kingdom's advertising business were generally weaker than expected in 2000 due to reduced spending from clients, the recently acquired Healthworld and Lighthouse businesses performed strongly with substantial increases in client spending.

     In North America, revenues increased by 68 percent on a constant currency basis to (pound)148.5 million. On an underlying basis revenues increased by 12 percent. The region represented 29 percent of the Group's revenues in 2000 (1999: 25 percent). Cordiant businesses performed strongly in the United States in 2000 with increased client spending in most units augmented by a number of new business wins during the year.

     In Continental Europe, revenues increased by 18 percent on a constant currency basis to (pound)133.1 million and by 11 percent on an underlying basis. This region (which includes revenues derived from Africa and India) represented 26 percent of the Group's revenues (1999: 36 percent). In Bates Europe, revenues increased by 15 percent to (pound)87.5 million with increased levels of business activity from clients in a number of major units. Scholz & Friends revenues were up 12 percent on a constant currency basis to (pound)41.5 million with net increases in spending from new and existing clients.

     Asia Pacific and Latin American revenues increased by 62 percent on a constant currency basis to (pound)147.3 million and by 17 percent on an underlying basis. In 2000, this region accounted for 29 percent of the

Group's revenues (1999: 27 percent). Australasia (Australia and New Zealand) revenues (39 percent of Asia Pacific and Latin American revenues) increased by 15 percent at constant exchange rates to (pound)56.9 million. The Group has significantly extended its range of marketing services during the year in Australia with a number of in-fill acquisitions, which increased revenue from this region in 2000. Asian revenues (58 percent of Asia Pacific and Latin American revenues) increased by 133 percent on a constant currency basis to (pound)85.3 million, principally reflecting a full year contribution from Diamond Ad, which saw substantial increases in client activity in the year. Latin America accounted for the remaining 3 percent of revenues from this region.

     Operating Profit
     ----------------

     Operating profit by geographical area was as follows:

                                                                                       % of                   % of
                                            Existing    Acquisitions       Total       Total       Total      Total
                                            --------    ------------       -----       -----       -----      -----
                                              2000          2000            2000       2000        1999       1999
Operating profit by geographical area      (pound) m      (pound) m      (pound) m               (pound) m
United Kingdom                                 1.3          6.6            7.9          13%          4.4        13%
North America                                  6.9          9.0           15.9          26%         10.9        33%
Continental Europe                            15.1          0.9           16.0          26%         12.5        37%
Asia Pacific and Latin America                18.9          2.7           21.6          35%          5.7        17%
                                              ----          ---           ----          ---          ---        ---
Total                                         42.2         19.2           61.4         100%         33.5       100%
                                              ====         ====           ====         ====         ====       ====

     Operating profit growth by geographical area and operating profit by geographical area as a percentage of Group operating profit were as follows:

                                                                             Percentage of Group
                                                    Operating Profit          Operating Profit
                                                        Growth               2000           1999
                                                        ------               ----           ----
                                                           %                  %              %
United Kingdom                                            80                  13             13
North America                                             46                  26             33
Continental Europe                                        28                  26             37
Asia Pacific and Latin America                            278                 35             17
                                                          ---                 --             --
Group                                                     83                 100            100
                                                          ==                 ===            ===

     Group operating profit increased by 83 percent to (pound)61.4 million in 2000 from (pound)33.5 million in 1999. Acquisitions in 2000 contributed operating profits of (pound)19.2 million.

     In the UK, operating profits were up by 80 percent, primarily reflecting the contribution from acquisitions. In North America, operating profit grew by 46 percent, primarily due to the contribution from acquisitions. In Continental Europe, operating profit increased by 28 percent, reflecting the growth in revenue. In Asia Pacific and Latin America, operating profit increased by 278 percent, partly due to acquisitions in Australia and a full year contribution from Diamond Ad.

         Operating Margins
         -----------------

         Operating margins by geographical area were as follows:

                                                          Operating Margin
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
                                                       ====             ====


     Operating margins in the UK fell from 10.9 percent in 1999 to 9.4 percent in 2000, reflecting the weaker than expected performance of the UK advertising business and the introduction of lower margin contract sales business with the Healthworld acquisition. In North America, operating margins fell from 13.1 percent in 1999 to 10.7 percent in 2000, due principally to significant initial costs in developing the Group's e-business capabilities. In Continental Europe, operating margins at Bates Europe improved to 12.0 percent from 8.8 percent. However, at Scholz and Friends, operating margins fell to 12.0 percent from 13.3 percent, principally due to development costs in their regional offices. In Asia Pacific, the main contributor to improved operating margins was a full year contribution from Diamond Ad and a stronger performance from Bates Asia. In Australia, margins improved as the Group extended its range of marketing services with a number of in-fill acquisitions.

     Business Segments Analysis

     In 1999 all revenue and profits derived from the Advertising and Integrated Marketing business. The 2000 business segments analysis is shown with the information on year ended December 31, 2001.

Joint Ventures and Associates

     In October 2001, Cordiant and Publicis Group S.A. completed the creation of the world's fifth* largest media communications group by the transfer of units of Optimedia Networks and Zenith Media Worldwide into the Zenith Optimedia Group Limited, a new UK based holding company. Cordiant holds 25 percent and Publicis Group S.A. 75 percent of Zenith Optimedia Group Limited.

     The Group's share of operating profits from joint ventures and associated undertakings, after goodwill amortization ((pound)0.4 million in 2001 and nil in 2000 and 1999) primarily for Zenith Media Worldwide, and since October 1, 2001, the Zenith Optimedia Group Limited, increased to (pound)6.1 million from (pound)5.6 million in 2000 and (pound)4.9 million in 1999. This reflects the improved results of Zenith Media Worldwide and Zenith Optimedia Group Limited.


------------------------
*  Source:  Advertising Age, Agency Report, April 2002.

Net Interest Expense and Similar Items

     Net interest expense and similar items for Cordiant amounted to (pound)16.9 million in 2001, (pound)9.5 million in 2000 and (pound)6.1 million in 1999. The increase in the charge in 2001 is primarily due to the full year impact of the additional debt (further described under "-- Liquidity and Capital Resources") incurred in September 2000 principally to fund cash payments for acquisitions and debt assumed with the acquisition of Lighthouse Global Network Inc.

Taxation

     In 2001 the Group's tax charge for the year was (pound)4.5 million. The Group's tax charge is based on the results after excluding the impact of goodwill amortization and impairment. In 2000 the Group's tax charge for the year was (pound)15.6 million (restated). In 1999 Cordiant's tax charge for the year was (pound)9.0 million (restated). The decrease in the Group's effective tax rate in 2000 compared to 1999 was principally due to the mix of international profits.

     During 2001, Cordiant adopted the new accounting standard FRS 19 " Deferred Taxation." The 2000 results have been restated to reflect this, which has led to prior year adjustments of (pound)4.1 million. Of this amount, (pound)2.5 million is reflected as a reduction in the tax charge shown in the 2000 profit and loss account, with the remaining (pound)1.6 million recorded in the year ended December 31, 1999. The balance sheet as at December 31, 2000 has also been restated to show the creation of a deferred tax asset of (pound)4.1 million.

     During 2000, Cordiant adopted the new accounting standard FRS 16 "Current Tax." FRS 16 "Current Tax" specifies how current tax, in particular withholding tax and tax credits, should be reflected in the financial statements. There was no material impact to the financial statements from the adoption of this standard.

Equity Minority Interests

     Equity minority interests amounted to (pound)2.3 million in 2001, a decrease of 60.3 percent on 2000 ((pound)5.8 million). This decrease was principally due to the weaker trading of Diamond Ad in Korea. In 1999 equity minority interests were (pound)3.1 million. The increase to (pound)5.8 million in 2000 was largely due to profits attributable to the 20 percent minority holders of Diamond Ad. The increase resulting from the impact of Diamond Ad in 2000 was only partially offset by the decrease resulting from Cordiant's purchase of the outstanding 10 percent minority in Scholz & Friends AG at the start of 2000.

Return Attributable to Shareholders

     The Group's net loss attributable to ordinary shareholders for 2001 was (pound)277.6 million as compared to a net profit of (pound)36.1 million for 2000 (restated). The Group's net loss reflects the decline in operating profit arising from the difficult economic conditions encountered across the Group's major markets and the impact of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. The diluted loss per share was 71.3p as compared to a diluted earnings per share of 11.4p for 2000 (restated). The decrease reflects a net loss in 2001 and a 22 percent increase in the diluted weighted average number of shares, primarily issued in acquisitions. The adjusted diluted headline earnings per share (before goodwill amortization, exceptional goodwill impairment charges and exceptional operational expenses) was 3.6p compared to 11.4p (restated) in 2000, representing a decrease of 68.4 percent for the year. Adjusted headline earnings per share is calculated on earnings before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Adjusted headline earnings per share is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.

     The Group's net profit attributable to ordinary shareholders for 2000 (restated) was (pound)36.1 million, an increase of 78.7 percent, reflecting improved financial performance from existing and acquired companies. Diluted earnings per share were 11.4p for 2000 (restated) compared to 8.4p for 1999 (restated), representing an increase of 35.7 percent for the year.

     The Group's net profit attributable to ordinary shareholders for 1999 (restated) was (pound)20.2 million, resulting in diluted earnings per share of 8.4p (restated).

     In view of the Group's requirements to preserve cash resources to support its operations, the Board has not recommended the payment of a dividend in respect of 2001. A dividend of 2.1p per share in respect of 2000 was approved at the Annual General Meeting of shareholders held on June 12, 2001. The comparable 1999 figure was a dividend of 1.8p. Earnings covered the recommended dividend
4.0 times in 2000 and 3.6 times in 1999.

US GAAP

     Under UK GAAP the loss for the year ended December 31, 2001 was (pound)277.6 million. After taking account of the differences in UK and US GAAP (which are discussed briefly at the beginning of this Item 5 and more fully in Note 35 in the Notes to the Consolidated Financial Statements), the loss under the US GAAP was (pound)260.0 million.

Liquidity and Capital Resources

     General

     The Group's primary liquidity sources are cash flows generated from its operations, the issuance of equity and debt securities and its banking facilities. In July 2000, Cordiant refinanced the Group's core banking facilities with a new committed facility of $400.0 million (the "Original Facility"). The Original Facility was used for cash acquisition payments, including Lighthouse Global Network Inc., other acquisition costs and for the Group's ongoing working capital requirements.

     The capital structure consists of both senior debt and equity. Prior to April 2002, the Original Facility provided committed credit facilities at a rate between 0.7-1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. The Original Facility initially consisted of two tranches: (i) $175.0 million ((pound)119.9 million) initially maturing in November 2000 which was extended to November 2001 at Cordiant's option and subsequently repaid and canceled in April 2001, and (ii) $225.0 million ((pound)154.1 million) maturing in November 2004. The Original Facility required the Group to comply with financial and other covenants. It also contained provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default included breach of covenants, cross default by certain companies in the Group in respect of indebtedness over a specified amount, and a change of control of Cordiant.

     On April 5, 2001, the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes (the "Notes"), in a private placement to institutional investors. At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per year, beginning in April 2007. The proceeds of the issue were used to repay and cancel $175.0 million ((pound)121.5 million) of borrowings under the Original Facility which was due to mature in November 2001.

     On December 31, 2001, the Group had drawings under the Facility and the Notes of $337.4 million ((pound)231.1 million), compared with drawings of $267.0 million ((pound)179.4 million) on December 31, 2000.

     On April 19, 2002, Cordiant completed the re-negotiation of certain terms of its Original Facility (the "Revised Facility") and the Notes. The annual coupon payable on the Notes was increased to 9.25 percent from 7.61 percent. The annual interest payable on each advance under the Revised Facility has been increased to 3.25 percent over LIBOR. Other deferred fees are payable, the level of which is dependent on Cordiant's financial performance. The

Revised Facility and Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, Cordiant is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and its use of proceeds from asset disposals. The Revised facility also includes events of default, pursuant to which the amounts available under the Revised facility could be declared immediately due and payable. The events of default include non payment of interest, principal or fees, certain uncured breaches of the Amended and Restated Loan Agreement, cross-default to other indebtedness, bankruptcy or insolvency and material adverse changes. The holders of the Notes will be entitled to require Cordiant to pre-pay the Notes in November 2004 or upon any refinancing of the Revised Facility, if earlier, with a make-whole penalty, unless the Group meets certain financial tests at that time. See "Item 10. Additional Information - Material Contracts."

     The undrawn element of Cordiant's senior bank facilities is required in part to fund the Group's acquisitions obligations and cyclical working capital needs and in part to allow the Group to finance contingencies. Cyclical needs arise each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year which affect the Group's cash position.

     The Group has material cash balances in its international operations. These balances are required primarily to finance the working capital cycles of the individual country operations and, in certain cases, to provide the required level of working capital for media accreditation allowing the agencies to buy media on behalf of their clients. Although cash is often required for local funding purposes, the Group has a policy of repatriating all available cash to the center to maximize core liquidity.

     Cash Flows from Operating Activities

     Cash generated from operating activities in 2001 was (pound)43.4 million compared to (pound)45.3 million in 2000, a decrease of (pound)1.9 million. The non-cash charges for depreciation and amortization and goodwill impairment more than offset the operating loss. There was a net inflow of working capital of (pound)16.5 million in 2001 compared to a net outflow of working capital of (pound)17.4 million in 2000.

     Cash generated from operating activities in 2000 was (pound)45.3 million compared to (pound)50.0 million in 1999, a decrease of (pound)4.7 million. There was a net outflow of working capital in 2000 of (pound)17.4 million compared to a net inflow of (pound)10.8 million in 1999. In 2000, there was an additional outflow of (pound)8.3 million in relation to a pre-payment for a property lease. These outflows were only partially offset by the (pound)27.9 million increase in operating profit.

     Cash Outflows from Returns on Investments and Servicing of Finance

     In 2001, cash outflows from net interest expense (including bank fees) and dividends to minorities were (pound)17.2 million compared to (pound)11.5 million in 2000. Net interest paid by the Group increased from (pound)7.1 million in 2000 to (pound)14.2 million in 2001, largely due to the full year impact of the additional borrowing taken in September 2000. Dividends to minorities decreased from (pound)2.1 million in 2000 to (pound)1.5 million in 2001.

     In 2000, cash outflows from net interest expense (including bank fees) and dividends to minorities were (pound)11.5 million compared to (pound)7.0 million in 1999. Net interest paid by the Group increased from (pound)4.3 million in 1999 to (pound)7.1 million in 2000, largely due to the debt incurred to finance cash payments made in connection with acquisitions. Dividends to minorities increased from (pound)1.0 million in 1999 to (pound)2.1 million in 2000.

     Taxation Paid

     Net tax paid by the Group increased from (pound)11.3 million in 2000 to (pound)13.4 million in 2001 principally as a result of increased taxable profits in 2000 which fell due for payment in 2001. Net tax paid by the Group increased from (pound)6.7 million in 1999 to (pound)11.3 million in 2000, primarily due to acquisitions made during 2000.

     Cash Flows from Capital Expenditure and Financial Investment

     In 2001, payments for the acquisitions of tangible fixed assets, net of receipts from disposals, amounted to (pound)20.0 million compared to (pound)18.1 million in 2000.

     In 2001, the net cash outflow from the acquisition and disposal of miscellaneous investments was (pound)4.7 million compared with a net cash outflow of (pound)5.4 million in 2000.

     In 2000, payments for the acquisition of tangible fixed assets, net of receipts from disposals, amounted to (pound)18.1 million compared with (pound)18.3 million in 1999.

     In 2000, the net cash outflow from the acquisition and disposal of miscellaneous investments was (pound)5.4 million compared with a net cash outflow of (pound)0.3 million in 1999. The increase was principally due to a further investment in the shareholding in NewComm Bates, increasing the Group's ownership to 51 percent.

     Cash Flows from Acquisitions and Disposals

     Payments for the acquisition of investments in subsidiary and associated undertakings in 2001 net of cash acquired with companies was (pound)13.6 million compared with (pound)46.8 million in 2000. Additional acquisition consideration of (pound)70.8 million was satisfied by the issuance of 30.8 million Cordiant ordinary shares in respect of the acquisitions of the Group's 100 percent interest in Microarts Corp., Gallagher and Kelly Public Relations Limited, Bulletin International Limited, Presentation Communications International Limited and International Business Information Inc., and earnouts paid in 2001. Additional costs of approximately (pound)53.0 million relating to deferred contingent consideration and associated costs relating to acquisitions were also accrued during the year, and at the year end an accrual of (pound)24.6 million remained. These accruals are expected to result in cash payments of (pound)13.0 million and the issue of shares with a value of (pound)11.6 million in future years.

     Payments for the acquisition of investments in subsidiary and associated undertakings in 2000 net of cash acquired with companies was (pound)46.8 million compared with (pound)22.2 million in 1999. Additional acquisition consideration of (pound)440.9 million was satisfied by the issuance of 130 million Cordiant ordinary shares in respect of the acquisitions of the Group's 100 percent interest in PSD Associates Limited and Bamber Forsyth Limited in the United Kingdom, and Healthworld Corporation, Lighthouse Group Network Inc. and Donino White & Partners in the United States, and in respect of the Group's 80 percent interest in Intercom Management GmbH in Germany. Additional costs of approximately (pound)98.2 million relating to deferred contingent consideration relating to acquisitions were also accrued during 2001, and at the year end an accrual of (pound)79.4 million remained.

     There were no proceeds from the sale of subsidiaries during 2001, 2000 and 1999. In 2000, however, an investment was reclassified as a subsidiary as a result of an increase in the Group's ownership.

Equity Dividends Paid

     In 2001, a dividend to equity shareholders of (pound)8.1 million was paid in relation to 2000 profits. In 2000, a dividend to equity shareholders of (pound)5.1 million was paid in relation to 1999 profits. In 1999 the dividend to equity shareholders of (pound)3.2 million was paid in relation to 1998 profits.

     Cash Flows from Financing Activities

     In 2001, shares were issued for a cash value of (pound)4.1 million (2000:
(pound)8.3 million) in connection with the exercise of employee share options.

    The net draw down of Group borrowing facilities was (pound)70.1 million (2000: (pound)53.4 million) and repayments of finance lease borrowings were (pound)1.8 million (2000: (pound)0.4 million). In 2001, the (pound)70.1 million net draw down of loans consisted of loans drawn of (pound)49.8 million and repayments of (pound)119.9 million representing the restructuring of the Group's financing arrangements during the year.

     In 2001, a cash inflow resulted from the issue of $175.0 million ((pound)119.9 million) Guaranteed Senior Notes in a private placement in the United States which was used to repay bank debt as detailed above.

     In 2000, shares were issued for a cash value of (pound)8.3 million (1999:
(pound)1.9 million) in connection with the exercise of employee share options.

     The net draw down of Group borrowing facilities was (pound)53.4 million (1999: (pound)25.2 million) and repayments of finance lease borrowings were (pound)0.4 million (1999: (pound)0.2 million). In 2000 the (pound)53.4 million net draw down of loans consisted of loans drawn of (pound)122.8 million and repayments of (pound)69.4 million represent the refinancing of the Group's bank facilities during the year and the funding of acquisitions.

     In 1999, shares were issued for cash value of (pound)1.9 million (1998:
(pound)0.5 million) following the exercise of employee share options. The net draw down of Group borrowing facilities was (pound)25.2 million (1998:
(pound)8.6 million) and repayments of finance lease borrowings was (pound)0.2 million (1998: (pound)0.2 million). In 1999, the (pound)25.2 million net draw down of loans consisted of loans drawn of (pound)90.9 million and repayments of (pound)65.7 million representing the refinancing of the Group's bank facilities during the year and the funding of acquisitions made and capital expenditure incurred in 1999.

     Material Commitments

     At December 31, 2001, the Group had (pound)0.7 million (2000: (pound)1.6 million; 1999: (pound)0.4 million) of capital expenditure committed, but not provided for, relating to expenditure on information technology equipment, furniture and other equipment.

     The Group may make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to make certain capital payments in the form of deferred consideration. The Group's best estimate of commitments, totaling (pound)24.6 million as at December 31, 2001 (2000:
(pound)79.4 million; 1999: (pound)51.4 million), have been accrued in the balance sheet. Of this amount, (pound)13.0 million is payable in cash with the remainder of (pound)11.6 million being payable in new Cordiant ordinary shares.

     Working Capital

     The Group believes that the working capital is sufficient for its present requirements. Details of the financial instruments used by the Group and the maturity profile of debt currency and interest rate structure are disclosed in
Note 30 to the Consolidated Financial Statements.

     Contractual Obligations and Commercial Commitments

     The following table summarizes the principal financial obligations which are described in Notes 22, 24 and 28 in the Notes to the Consolidated Financial Statements.

Contractual Obligations and Other                            Less than
Commercial Commitments                          Total         1 year       1-3 years       4-5 years    After 5 years
----------------------                          -----         ------       ---------       ---------    -------------
                                              (pound)m       (pound)m       (pound)m       (pound)m       (pound)m
Short-term borrowings and current
   portion of long-term borrowings              147.2           31.5          115.7            -              -
Long-term borrowings                            119.9            -              -              -            119.9
Unconditional cash purchase obligations           4.3            4.3            -              -              -
Operating lease commitments                     188.9           38.2           48.3           31.6           70.8
Capital expenditure                               0.7            0.7            -              -              -
Other guarantees                                288.3          126.9           47.9           32.1           81.4
                                                -----          -----           ----           ----           ----
Total contractual obligations and other
   commercial commitments                       749.3          201.6          211.9           63.7          272.1
                                                =====          =====          =====           ====          =====

     Short-Term Borrowings and Current Portion of Long-Term Borrowings
     -----------------------------------------------------------------

     At December 31, 2001, the Group's short term borrowings and current portion of long term borrowings comprised bank loans and overdrafts of (pound)144.7 million (bank loans of (pound)134.3 million; bank overdrafts of (pound)10.4 million) and finance leases of (pound)2.5 million. Bank loans consist primarily of drawings under the Group's $225.0 million syndicated revolving credit facility, which matures in November 2004.

     At December 31, 2001, the Group had committed central bank facilities of (pound)154.1 million, of which (pound)111.2 million was drawn at December 31, 2001 (2000: (pound)179.4 million). The Group also had other committed borrowing facilities of (pound)19.3 million, (pound)10.5 million of which was drawn at December 31, 2001 (2000: other committed facilities of (pound)17.4 million, none of which were drawn). Borrowings under the Group's committed borrowing facilities incurred interest at a weighted average rate of 6.65 percent during 2001.

     A total of (pound)23.0 million of other group borrowings were outstanding at December 31, 2001 (2000: (pound)9.0 million). These are uncommitted borrowings, and as such could become repayable on demand at December 31, 2001. An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities. Other Group borrowings incurred interest at a weighted average rate of 6.00 percent during 2001.

     Long-Term Borrowings
     --------------------

     In April 2001, the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes in a private placement in the United States. At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million ((pound)121.5 million) which matured in November 2001. Bank loans consist of drawings under the Group's $225.0 million syndicated revolving credit facility, which matures in November 2004. As disclosed in Note 22 in the Notes to the Consolidated Financial Statements, certain terms of the Notes were re-negotiated in April 2002. The coupon payable on the Notes was increased to 9.25 percent per annum from 7.61 percent.

     Unconditional Cash Purchase Obligations
     ---------------------------------------

     The Group is committed to make certain capital payments in the form of deferred consideration and earnouts with respect to businesses acquired. At December 31, 2001, the unconditional obligations payable in cash were (pound)4.3 million, and these have been accrued in the balance sheet.

     Operating Lease Commitments (Guaranteed and Unguaranteed)
     ---------------------------------------------------------

     Operating lease commitments relates to leasehold property and other. The leases are for various periods up to the year 2013.

     Capital Expenditure
     -------------------

     At December 31, 2001, the Group has commitments in respect of capital expenditure of (pound)0.7 million for information technology, furniture and other equipment.

     Other Guarantees
     ----------------

     The obligations under other guarantees comprise the following:

     (1) guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 2001 were (pound)174.9 million (2000: (pound)170.1 million);

     (2) guarantees given by Cordiant that were incurred in the normal course of business amounting to (pound)107.6 million at December 31, 2001 (2000:
(pound)40.6 million) in the aggregate. These guarantees incurred in the normal course of business primarily relate to the guarantee over group forward foreign exchange contracts;

     (3) other guarantees given by Group companies to third parties amounting to(pound)5.8 million at December 31, 2001 (2000:(pound)2.5 million).


Item 6.  Directors, Senior Management and Employees.
         -------------------------------------------
Directors and Executive Officers

         The Directors and executive officers of Cordiant are as follows:

Name                            Position                                                                   Age
----                            --------                                                                   ---
Charles Scott                   Chairman of Cordiant                                                       53
Michael Bungey                  Director and Chief Executive Officer of Cordiant                           62
Arthur D'Angelo                 Finance Director of Cordiant                                               50
David Hearn                     Director, Chairman and Chief Executive Officer, Bates Worldwide            46
Jean de Yturbe                  Director, Deputy President                                                 55
Peter M. Schoning               Director, Chairman, Scholz & Friends AG                                    56

Dudley Fishburn                 Non-executive Director                                                     56
Dr. Rolf Stomberg               Senior Independent Non-executive Director                                  62
James Tyrrell                   Non-executive Director                                                     61
Denise Williams                 Company Secretary                                                          44

         Executive Directors

     Charles Scott (53) Chairman: Mr. Scott joined the Board as Finance Director in January 1990. He was promoted to Chief Operating Officer in July 1991 and Chief Executive Officer in April 1993. In January 1995 he was appointed Chief Executive Officer and Acting Chairman, and in July 1995 was appointed Chairman. He is a Non-executive Director of several companies.

     Michael Bungey (62) Chief Executive Officer: Mr. Bungey became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe in 1988. He was appointed President and Chief Operating Officer of Bates Worldwide in 1993, Chief Executive Officer in April 1994 and Chairman in December 1994. He was appointed to the Board as Chief Executive Officer of Cordiant in December 1997 and relinquished his role as Chief Executive Officer and Chairman of Bates Worldwide upon the appointment of Mr. David Hearn in April 2002.

     Arthur D'Angelo (50) Finance Director: Mr. D'Angelo joined Saatchi & Saatchi Holdings USA in 1987 and joined Bates USA in April 1994 as Executive Vice President and Chief Financial Officer. He was named Chief Financial Officer of Bates North America later that year, and was appointed Chief Financial Officer of Bates Worldwide in July 1995. He was appointed to the Board as Finance Director in December 1997 and stepped down from his position as Chief Financial Officer of Bates Worldwide in March 2001.

     David Hearn (46) Director: Mr. Hearn joined Bates in April 2002 as Chairman and Chief Executive Officer of Bates Worldwide Inc. He was Chief Executive Officer and Managing Director of Goodman Fielder Ltd., Australia's largest food manufacturing company, from 1995 to 2001. Between 1991 and 1995, he was a Main Board Director at United Biscuits Plc and Chief Executive of UB Snackfoods Europe. He was Vice President at Pepsico's European Snackfoods Division from 1989 to 1990, Managing Director at Smiths Crisps from 1986 to 1989 and Managing Director of Del Monte UK from 1984 to 1986. He was appointed to the Board in April 2002.

     Jean de Yturbe (55) Director: Mr. Yturbe joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and appointed a Group President for Bates Worldwide in December 1999. He relinquished his Bates roles and was appointed Deputy President of Cordiant in March 2002.

     Peter Schoning (56) Director: Mr. Schoning joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends, and from 1995 he led the agency as Chairman and Chief Executive Officer. He was appointed to the Board in December 1997. Following the merger of Scholz & Friends with United Visions Entertainment AG, Mr. Schoning became Chairman of Scholz & Friends AG's supervisory board.

     Non-executive Directors

     Dudley Fishburn (56) Non-executive Director: Mr. Fishburn is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of HFC Bank plc and a Director of Philip Morris Inc.. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

     Dr. Rolf Stomberg (62) Senior Independent Non-executive Director: Dr. Stomberg worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of Management Consulting Group plc and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London. He was appointed to the Board in May 1998.

     James Tyrrell (61) Non-executive Director: Mr. Tyrrell was Group Finance Director of London International Group until November 1997, and Executive Director until August 1998. Previously he was Group Finance Director of Abbey National Plc, prior to which he was Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

     Executive Officers

     Denise Williams joined Cordiant in March 1998 as Deputy Company Secretary. Prior to that she was Group Secretary at Jacques Vert plc from 1992 to 1998. She was appointed Company Secretary in March 2000.

Re-election of Directors

     Cordiant's Articles require the Directors to retire by rotation each year at the Annual General Meeting, such that each Director offers himself for re-election at least once every three years. A retiring Director shall be eligible for re-election. Any Director not re-elected at the Annual General Meeting shall retain office until the Meeting appoints another person in his place, or if it does not appoint a replacement, until the end of the Meeting.

Corporate Governance

     Statement of Compliance

     In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice (the "Combined Code") which embraces the work of the Cadbury, Greenbury and Hampel Committees and became effective in respect of accounting periods ending on or after December 31, 1998. In September 1999 the Stock Exchange published "Internal Control: Guidance for Directors on the Combined Code." The Board has taken note of the recommendations contained in the Combined Code and the Guidance for Directors and fully endorses the general principles behind the recommendations made.

     The Board is committed to high standards of corporate governance and has complied throughout the year with the provisions set out in Section 1 of the Combined Code provided that, for the reasons outlined under "--Service Agreements," the Board continues to regard it as appropriate that certain Executive Directors have contractual arrangements in excess of one year or providing for payment on termination in certain circumstances by reference to more than one year's remuneration.

     Also, with effect from the retirement of Professor Theodore Levitt in December 2001, and until the resignation of Ian Smith and William Whitehead on March 31, 2002, Non-Executive Directors comprised less than one third of the Board.

     The Board

     The Board comprises six Executive Directors, including the Chairman who is responsible for running the Board, the Chief Executive Officer who has overall responsibility for running the Company's business, and three non-executive members. The Board considers all three Non-executive Directors to be independent of management and free from any business or relationship which could materially interfere with the exercise of their independent judgment.

     In accordance with the recommendations of the Combined Code, Rolf Stomberg is the appointed Senior Independent Non-executive Director.

     The Board, which met on ten occasions in 2001, provides effective leadership and manages overall control of the Group's affairs via a schedule of matters reserved for its decision. This includes approval of the annual budget, major capital expenditure, significant acquisitions and disposals, risk management policies and the approval of financial statements. The Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The Board delegates certain of its responsibilities to Board committees with clearly defined authority and terms of reference. The composition and functions of these committees are described below.

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

     The Audit Committee met on four occasions during 2001.

     The ultimate responsibility for reviewing and approving the financial statements and preliminary and interim results remains with the Board.

     The Remuneration and Nominations Committee

     The principal functions of the Remuneration and Nominations Committee are to determine, on behalf of the Board and the shareholders, the Group's policy for executive remuneration and the remuneration packages of the Executive Directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board.

     The Committee, which met on six occasions in 2001, comprises the Non-executive Directors only and is chaired by Dudley Fishburn.

     The Risk Management Committee

     The Risk Management Committee comprises both Executive and Non-executive Directors. During 2001, the members of the Committee were: Charles Scott (Chairman), James Tyrrell, Arthur D'Angelo and William Whitehead. The purpose of the Committee is to assist the Directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code.

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

     o Undertake an annual review for the purpose of making its public statement on internal control; and

     o    Review and direct the risk management services function.

     Three meetings were held during 2001.

     Internal Controls

     As required by the London Stock Exchange, the Group has complied with the Combined Code provisions on internal control by establishing the procedures necessary to implement the guidance and by reporting in accordance with that guidance.

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

     There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the year under review. The Risk Management Committee on behalf of the Board regularly reviews this process.

     The processes used by the Board to review the effectiveness of the system of internal control include:

     Risk Management Committee
     -------------------------

     o    Approving the scope of the annual Group risk management program;

     o    Reviewing the results of the risk identification process;

     o Providing input on risks and internal controls into the annual Board strategy discussions; and

     o Reviewing the effectiveness of the risk management process and discussing significant risk issues with the Board.

     Audit Committee
     ---------------

     o Considering reports from internal and external audit on the system of internal control and any material control weaknesses; and

     o    Reviewing the internal audit and external audit work plans.

        Other procedures
        ----------------

     o The Group has guidelines for capital expenditure, which include annual budgets and appraisal and review procedures. Where businesses are being acquired, there are established authority levels and due diligence requirements. Post investment appraisals are performed for major investments.

     o The Group has a comprehensive system of financial reporting which includes an annual budget process, monthly reporting with rolling forecasts, half year and annual reporting to enable the Group to meet its public financial reporting requirements and bi-annual self certification by operating unit management on internal controls and compliance with Group policies.

     o The Group has certain centralized functions that are staffed by appropriately qualified individuals who draw on external professional advice. These include finance, tax, treasury, management information services, legal, company secretarial, risk management services and internal audit and investor relations.

     At each year-end, before producing the Board's statement in the Consolidated Financial Statements filed with the United Kingdom's Registrar of Companies ("Annual Report and Accounts"), the Board, through the Audit and Risk Management Committees considers the following:

     o Self certification received from all operating units that, among other things, they have maintained appropriate systems of internal control during the period under review and complied with Group policies; and


     o Reports from internal and external audit on any major problems that have occurred during the year-end.

Relations with Shareholders

     The Directors place a high importance on maintaining good relationships with both institutional and private investors, and via an Investor Relations department, ensure that shareholders are kept informed of significant Group developments. Shareholders can access information on the financial statements and other up-to-date information on the Group via the Group's website at www.cordiantww.com. Members of the Board meet regularly with institutional shareholders and analysts, and the Directors welcome the opportunity to meet with private investors at the Group's general meetings, where shareholders are invited to ask questions and express views on the Group's business.

Compensation

     In 2001, the aggregate amount of compensation paid or accrued for all Directors and executive officers as a group (12 persons) who served during the year was (pound)3,155,000. Such compensation was mainly in the form of salaries and fees and included (pound)140,000 set aside for pension plans.

     The table below reports the Directors' remuneration for the year ended December 31, 2001. The compensation for Executive Directors for 2001 was approved by the Remuneration and Nominations Committee.

------------------------- ------------ ------------ ------------ ------------ ------------ --------- --------------
                            Salary        Bonus     As percentage Long term    Benefits    Pension       Total
                                                     of salary    Incentive   in kind(1)   costs(2)  remuneration
                                                                    plans
                         (pound)'000   (pound)'000     percent   (pound)'000  (pound)'000 (pound)'000 (pound)'000
Executive Directors
Charles Scott (Chairman)      200                -            -       -           20           32         252
Michael Bungey (CEO)        653(3)               -            -      14           96           72(4)      835
Arthur D'Angelo               333                -            -       9           15            9         366
Jean de Yturbe                309                -            -      14           35           20         378
Peter Schoning                253                -            -      14           10            -         277
Ian Smith                     313                -            -      10           29            -         352
William Whitehead             444                -            -       9           29            4         486

Non-executive Directors
Dudley Fishburn               32                 -            -            -           -          -        32
Professor Theodore            26                -             -            -           -          -        26
Levitt
Dr Rolf Stomberg              31                 -            -            -           -          -        31
James Tyrrell                 35                 -            -            -           -          -        35

(1)  Benefits in kind typically include company car, pension, medical and life insurance.

(2)  The amounts for pension costs disclosed in the Executive Directors' compensation are based on the cash cost to the employing company of defined contribution schemes.

(3)  Mr. Bungey's salary includes an amount of (pound)42,196 as part of a tax equalisation scheme in respect of tax paid on his remuneration under US tax law.

(4)  Mr. Bungey's pension costs include a special payment of (pound)29,133 in respect of benefits due under the Cordiant Group Pension Scheme.


     The basic salary for each Director is determined by taking into account an assessment of the Director's experience, responsibility and market value. Salaries are reviewed annually. In line with a Cordiant-wide pay freeze at senior levels, there has been no increase in the basic pay of the Executive Directors in 2002.

     In addition to salary, all senior executives are eligible for an annual performance-related bonus, which is non-pensionable. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration varies in line with both corporate and personal performance.

     The annual bonus payable to each Executive Director is a percentage of salary based on:

     - with respect to Messrs. Bungey and D'Angelo, the performance of Cordiant;

     - with respect to Messrs. Smith, Whitehead, Hearn and de Yturbe, by reference to a combination of the performance of Cordiant and the business that each Director heads; and

     - effective January 1, 2002, Mr. de Yturbe's bonus will be calculated by reference to the performance of Cordiant only.

     Mr. Schoning relinquished his entitlement to a bonus based on the performance of Scholz & Friends with effect from 2001 in exchange for an option over 214,599 shares in Scholz & Friends AG. The option is exercisable subject to the shares in Scholz & Friends AG having a market value of more than Euro 1.0 per share on the option exercise date.

     No bonus was payable to the Directors in respect of the year ended December 31, 2001.

     Miss Williams participates in a discretionary bonus scheme based on the performance of Cordiant.

For all Executive Directors and officers, only basic salary is pensionable. Their pension arrangements are as follows:

     - Mr. Bungey is a member of a small self-administered scheme to which Cordiant contributes 6 percent of his salary plus (pound)15,000 per annum;

     - Mr. D'Angelo is entitled to an annual pension contribution of $7,500 and is also a member of the Bates Advertising USA Inc. 401K plan.

     - Mr. de Yturbe is not a member of any company pension scheme. However, pursuant to French legislation, his salary is subject to state pension scheme contributions, which are included in the table set forth above.

     - Mr. Hearn is entitled to join the Bates Advertising USA, Inc. 401K plan.

     - Mr. Scott received a company contribution equivalent to 15 percent of his salary, which was paid into a personal pension scheme.

     - Mr. Whitehead was a member of the Bates Advertising USA, Inc. 401K plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

     - Miss Williams receives a company contribution equivalent to 6 percent of salary, which is paid into a group money purchase plan.

     The Board of Directors agrees the remuneration of Non-executive Directors for their services as members of the Board and its Committees within the limits imposed by Cordiant's Articles of Association. The Board retains discretion to approve additional payments for special services. The Non-executive Directors do not participate in any of the incentive or benefit schemes of the Group.

Service Agreements

     With the exception of Peter Schoning and David Hearn, no Executive Director has a service agreement containing a notice period exceeding one year. However, if an Executive Director's service agreement is terminated by Cordiant within two years of a change of control, the Executive Director is entitled to payment based on up to two years' remuneration.

     Mr. Schoning has a service agreement with Cordiant in respect of his directorship of Cordiant, which may be terminated at any time on 12 months' notice. His underlying contracts with Network Atlas GmbH and Fitch Worldwide Limited include a notice period of at least 12 months expiring at any time after December 31, 2003.

     Mr. Hearn has a service agreement with Bates Advertising USA, Inc., which may be terminated by Cordiant on ten business days' notice, such notice to be served not before April 29, 2004. If his employment is terminated by Cordiant thereafter, other than for cause or in certain other circumstances, he will be entitled to a severance payment equal to 18 months' basic salary and one year's expatriate allowance.

     During the year the Remuneration and Nominations Committee considered the notice periods and termination arrangements in the light of the Combined Code and continues to believe that it is appropriate for the Executive Directors to have service agreements on such terms taking into account their seniority and value to Cordiant, and the changes undergone by Cordiant in recent years.

     In particular, the arrangements under Mr. Hearn's contract are considered appropriate as service contracts providing for severance terms in excess of 12 months are common in the United States. Also, given that Mr. Hearn and his family were moving from Australia to the United States, the Committee considered it reasonable of Cordiant to make a longer initial contractual commitment in order to ensure that he felt able to relocate. The Committee believes that the contract arrangements facilitate the relocation of a key executive and his deployment in the most effective manner for the benefit of the Group.

     The arrangements for termination of a senior executive's contract are decided by the Committee after consultation with the Group's Chief Executive Officer. In some cases the Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contract. In other cases the Committee will recommend that the contractual entitlement of the individual be paid in installments following termination.

     The Non-executive Directors do not have a service agreement, but are engaged under a letter of appointment. Dr. Stomberg and Mr. Tyrrell are engaged for a period of three years ending on April 30, 2004, whilst Mr. Fishburn is engaged for a three-year period ending on December 14, 2003.

Share Ownership

     The following table lists, as of June 1, 2002, the Directors' and officers' interests in Cordiant ordinary shares, ordinary share options and equity participation rights

 Directors' Interests

                                    Beneficially Owned             Ordinary Share         Equity Participation
                                      Ordinary Shares                  Options                     Rights
                                      ---------------                  -------                     ------
M. Bungey                               267,997                        434,995                     672,280
A. D'Angelo                              50,960                        216,854                     473,184
D. Hearn                                      -                              -                           -
J. de Yturbe                                  -                        260,996                     438,184
D. Fishburn                                   -                              -                           -
P. Schoning                              59,926                         72,500                     348,184
C. Scott*                                85,172                        300,000                           -
R. Stomberg                                   -                              -                           -
J. Tyrrell                                    -                              -                           -
D. Williams                               2,600                         70,152                           -
-----------------
*Includes spouse's interests

Executive Share Option Scheme

     The Executive Share Option Scheme, which replaced the Equity Participation Plan and Performance Share Option Scheme, was approved by Cordiant's shareholders on June 12, 2001.

     Under the Executive Share Option Scheme two types of options may be granted: market value options (for the majority of participants) and discounted options (principally, but not exclusively, for Executive Directors of Cordiant).

     Participants who are granted discounted options must make a non-refundable advance payment at the time of grant equivalent to 12.5 percent of the market value of the Cordiant ordinary shares that are subject to the option at the date of the grant. No further amount will be paid by such participants on exercise of the option.

     The market value options will have an exercise price, which is the market value of the Cordiant ordinary shares that are subject to the option at the date of grant. That price is to be paid on exercise and no advance payment is required for the market value options.

     Options under the Executive Share Option Scheme will not normally be exercisable unless the performance criteria set by the Remuneration Committee on grant have been achieved. Options granted to participants who are not Directors of Cordiant will only be exercisable if the annual percentage growth in the Group's earnings per share ("EPS") over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3 percent and (b) 5 percent per annum. The options will only be exercisable in full if the Group's compound growth in EPS over the performance period exceeds 20 percent per annum.

     Options granted to individuals who are Directors of Cordiant will, as to 75 percent of Cordiant ordinary shares under option, be exercisable in accordance with the above EPS targets and, in relation to the other 25 percent, be exercisable based on the total shareholder return performance of Cordiant measured against a comparator group initially comprising 24 similar companies. If Cordiant's performance is such as to place it in the top quartile among that group of companies, all of that part of the option will be exercisable. If Cordiant's performance is such as to place it below the median, that part of the options will not be exercisable at all.

     In June 2001, discounted options over 1,005,506 Cordiant ordinary shares were granted to nine executives of which 815,000 were granted to the Executive Directors. No market value options were granted in 2001.

Equity Participation Plan

     Participants in the Equity Participation Plan pay a cash sum to participate in the plan and the benefits, if any, depend upon the performance of the Group. Participants are eligible to receive shares if EPS growth is higher than the annual increase in the UK Retail Price Index plus 2 percent over a three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares are issued on a scale of EPS growth up to a maximum of eight times the number of shares that could have been acquired with the original investment. To achieve maximum allocation requires EPS growth of 25 percent compound per annum.

     Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

     Awards to Directors of Cordiant vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return compared with a group of major publicly quoted advertising groups. The options granted to the Executive Directors in 1997 under the plan vested in part during 2001; the remainder of the options lapsed. The plan expired in December 2000 and no further options may be granted thereunder.

Performance Share Option Scheme

     The Performance Share Option Scheme is similar to the Equity Participation Plan. Options granted under the Scheme have an exercise price equal to market value at the time of grant.

     Participants are required to agree to a salary or bonus sacrifice of up to (pound)50,000 over a three-year period. The sum payable is one-eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. Participants are eligible to exercise their options depending on the performance of the Group over a three-year period. If EPS growth is higher than the UK Retail Price Index plus 2 percent, participants may exercise a proportion of the options based on a scale of EPS growth. Full exercise requires EPS growth of 25 percent compound per annum over three years.

     One-half of the eligible options may normally be exercised after three years with the remainder one-year later.

     The Scheme expired in December 2000 and no further options may be granted thereunder.

Zenith Scheme

     A small number of subsisting options remain under an incentive scheme by Cordiant for senior executives of Zenith. To participate, executives invest in the Scheme by cash payment or salary or bonus sacrifice. The Scheme is set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant ordinary shares and, if necessary, cash. Actual entitlement will be determined by measuring the growth in Zenith's operating profit over a three-year period. The Scheme expired in December 2000 and no further options may be granted thereunder. The awards that vested during the year were paid wholly in cash.

Other Schemes

     Cordiant also has two executive share options schemes, which expired in 1997 or earlier, under which there are subsisting options. Options granted to participants were issued at market value at the time of grant. Ordinary options are exercisable only if, over any three-year period from the date of grant, there is an increase in EPS of Cordiant of between 2 percent and 6 percent more than the increase in the Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in earnings per share from the date of grant has been sufficient to place Cordiant in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

     Although Cordiant considered adopting the XM Plan for CCG.XM Holdings Inc., the XM Plan was never adopted.

Employee Benefits Plans

     Cordiant employees are members of a number of pension schemes throughout the world, but principally in the UK and the US. Cordiant currently operates two principal UK pension schemes: a defined benefits scheme (the Cordiant Group Pension Scheme) and a defined contribution scheme (the Cordiant Group Money Purchase Plan).

     Employees of the Saatchi & Saatchi Group and Zenith continued their membership in both schemes during the year pursuant to Inland Revenue approval. Cordiant and Saatchi & Saatchi agreed that, at the end of a transitional period, Saatchi & Saatchi's members within the two UK pension schemes would be given the opportunity to transfer to new pension arrangements set up by Saatchi & Saatchi. The transfer took effect on April 6, 2001. A transfer payment determined by the trustee of the two UK pension schemes, having taken actuarial advice, was made in respect of the accrued rights under the relevant UK pension scheme of those Saatchi & Saatchi members who had requested a transfer. Employees of Zenith remain members of Cordiant's UK pension schemes.

Ownership Schemes

     Cordiant operated "ownership schemes" prior to the demerger, which allocated "network shares" to key executives, the value of the network shares increasing or decreasing in line with the network's performance against target. These schemes were replaced by the Equity Participation Plan and the Performance Share Option Scheme. Accrued benefits up to the date of the demerger were frozen at 50 percent of the value at December 31, 1997 in respect of participants in the Equity Participation Plan and the Performance Option Scheme. The final benefits were paid to the Executive Directors during the year in accordance with the terms of the Schemes.

     Awards to Directors and executive officers under the ownership schemes were valued as follows:

                                             Value at                                                   Value at
                                    December 31, 2000            2001 Cash Payment             December 31, 2001
                                    -----------------            -----------------             -----------------
                                              (pound)                      (pound)                          (pound)
Michael Bungey                                14,240                       14,240                               0
Arthur D'Angelo                                8,545                        8,545                               0
Jean de Yturbe                                14,242                       14,242                               0
Peter Schoning                                14,242                       14,242                               0
Ian Smith                                     10,221                       10,221                               0
William Whitehead                              8,545                        8,545                               0

No awards were made under the ownership schemes during 2001.

     As of June 1, 2002, the number of Cordiant ordinary shares subject to options granted to the Directors and executive officers of Cordiant was 3,287,329.

     The table below describes the various share options awarded to the Directors and executive officers of Cordiant as of June 1, 2002

                     Original Date
                        of Grant         Exercise Price   Number of shares            Exercise Period
                     -------------       --------------   ----------------            ---------------
                                            (pence)

M. Bungey            03/05/1995                73             67,498               May 98-May 05
                     11/08/1995                95             67,497               Aug 98-Aug 05
                     19/04/1996               130            150,000               Apr 01-Apr 03
                     23/04/1997               132             75,000               Apr 00-Apr 07
                     23/04/1997               132             75,000               Apr 02-Apr 07
                     18/12/1997               105            447,280               Dec 00-Dec 04
                     25/06/2001               198            225,000               Jun 04-Jun 11

A. D'Angelo          03/05/1995                73             33,427               May 98-May 05
                     11/08/1995                95             33,427               Aug 98-Aug 05
                     19/04/1996               130             37,500               Apr 99-Apr 06
                     19/04/1996               130             37,500               Apr 01-Apr 03
                     23/04/1997               132             37,500               Apr 00-Apr 07
                     23/04/1997               132             37,500               Apr 02-Apr 07
                     18/12/1997               105            298,184               Dec 00-Dec 04
                     25/06/2001               198            175,000               Jun 04-Jun 11

                     Original Date
                        of Grant         Exercise Price   Number of shares         Exercise Period
                     -------------       --------------   ----------------         ---------------
                                            (pence)

D. Hearn                      -                 -                  -                          -

J. de Yturbe         03/05/1995                73             40,498               May 98-May 05
                     11/08/1995                95             40,498               Aug 98-Aug 05
                     19/04/1996               130             45,000               Apr 99-Apr 06
                     19/04/1996               130             45,000               Apr 01-Apr 03
                     23/04/1997               132             45,000               Apr 00-Apr 07
                     23/04/1997               132             45,000               Apr 02-Apr 07
                     18/12/1997               105            298,184               Dec 00-Dec 04
                     25/06/2001               198            140,000               Jun 04-Jun 11

P. Schoning          19/04/1996               130             17,500               Apr 01-Apr 03
                     23/04/1997               132             27,500               Apr 00-Apr 07
                     23/04/1997               132             27,500               Apr 02-Apr 07
                     18/12/1997               105            298,184               Dec 00-Dec 04
                     25/06/2001               198             50,000               Jun 04-Jun 11

C. Scott             19/04/1996               130            150,000               Apr 01-Apr 03
                     23/04/1997               132             75,000               Apr 00-Dec 04
                     23/04/1997               132             75,000               Apr 02-Dec 04

D. Williams          11/03/1999               165             50,152               Mar 02-Mar 09
                     23/04/2002                78             20,000               Apr 05-Apr-12

     During 2001, Cordiant ordinary shares traded on the London Stock Exchange opened at 277p, with a high of 293.5p, and a low of 54.5p, and closed at 95p on December 31, 2001.

     Mr. Bungey exercised options over a total of 137,211 shares on May 1, 2001, which, based on a market value of 257p on that day, gave rise to a gain of (pound)167,633.42. He retained 65,007 Cordiant ordinary shares. On the same day, Mr. Scott exercised options over 243,084 shares, which gave rise to a gain of (pound)296,980.58.

     Other than as disclosed above, no options were granted to, or exercised by, serving Directors during the year, and no options lapsed during the year in respect of such Directors. All exercise prices for the share option schemes have been rounded to the nearest penny.

Employees and Labor Relations

     As of December 31, 2001, Cordiant had approximately 9,420 employees worldwide. The following table sets forth the average number of employees during the year ended December 31, 2001, 2000 and 1999.


                                                2001         2000         1999
                                                ----         ----         ----

United Kingdom                                  1,720        1,271         520
North America                                   2,016        1,491         941
Continental Europe                              2,486        2,286       1,850
Asia Pacific and Latin America                  3,198        2,712       1,842
                                                --------------------------------
Average number of employees of the Group        9,420        7,760       5,153

     The success of Cordiant's advertising and media services businesses, like that of all communication groups, depends largely on the skill and creativity of their personnel and their relationships with clients. Cordiant believes that its relationships with its employees are good.


Item 7.  Major Shareholders and Related Party Transactions.
         -------------------------------------------------

Major Shareholders

     The Company is not owned or controlled by any government or by any other corporation.

     There are five holders of 5 percent or more of the issued Ordinary Share capital of Cordiant as of June 1, 2002:

-------------------------------------- ---------------------------------- -----------
Name                                        Ordinary Share Capital    Percentage Held
-------------------------------------- ---------------------------------- -----------
Harris Associates                                 40,034,570                9.83
Morley Fund Management                            35,624,804                8.75
Putnam Investments Inc.                           26,929,967                6.61
UBS Global Asset Management                       24,124,108                5.92
Fidelity Investment Services Limited              20,771,012                5.10
-------------------------------------- ---------------------------------- -----------

     Cordiant believes that, as of June 1, 2002, 4.85 percent of the outstanding Cordiant ordinary shares, which are represented by American Depositary Shares, were held in the US by approximately 657 record holders and 28.07 percent of the Cordiant ordinary shares were held in the US by approximately 31 record holders. Cordiant estimates that, as of June 1, 2002, an additional 0.06 percent of Cordiant ordinary shares are owned beneficially by US persons giving an aggregate US holding of 32.98 percent.

Related Party Transactions

     The following contracts were entered into by Cordiant with related parties during 2001:

     o In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into a UK based holding company, Zenith Optimedia Group Limited, of which Publicis Groupe S.A. owns a 75 percent stake and Cordiant owns a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide, and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to the Zenith Optimedia Group Limited. See more detailed discussion under "Item 4. Information on the Company--Media Services--Zenith Optimedia Group Limited."

     o In October 2001, Cordiant executed a series of transactions, including the transfer of Scholz & Friends GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment. The merged entity, Scholz & Friends AG was then listed on Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26 percent of Cordiant's holding in Scholz & Friends Group GmbH and 11 percent of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74 percent of the merged entity, Scholz & Friends AG. Subsequent share acquisitions increased Cordiant's holding to 77 percent of Scholz & Friends AG.

Item 8.   Financial Information.
          ---------------------

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

     Under UK company law, the ability to pay a dividend is dependent on whether the Company has distributable reserves. At December 31, 2001, the Company had distributable reserves of (pound)4.9 million.

     The Board of Directors makes dividend determinations taking into account the Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any. Consideration is given to the declaration of foreign income dividends, if appropriate.

Significant Changes

     Acquisitions

     The material acquisitions that Cordiant has made in the period from December 31, 2001 to June 1, 2002 are described in "Item 4. Information on the Company--Acquisitions & Disposals."

     Current Trading

     The performance of the Group in 2002 is discussed in "Item 5. Operating and Financial Review and Prospects--Recent Developments."

     Financing

     On April 5, 2001, the Group issued $175.0 million ((pound)119.9 million) of the 7.61% Notes in a private placement to institutional investors. At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per year, beginning in April 2007. The proceeds of this issuance were used to repay and cancel committed bank facilities of $175.0 million ((pound)121.5 million) of borrowings under the Original Facility which was due to mature in November 2001. See "Item 10. Additional Information--Material Contracts."

     On April 19, 2002, Cordiant completed the re-negotiation of certain terms of its $225.0 million Original Facility and the Notes. The annual coupon payable on the Notes was increased to 9.25 percent from 7.61 percent. The annual interest payable on each advance under the Revised Facility has been increased to 3.25 percent over LIBOR. Other deferred fees are payable, the level of which is dependent on Cordiant's financial performance. The Revised Facility and Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, Cordiant is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and its use of disposal proceeds from asset disposals. The Revised facility also includes events of default, pursuant to which the amounts available under the Revised facility could be declared immediately due and payable. The events of default include non payment of interest, principal or fees, certain uncured breaches of the Amended and Restated Loan Agreement, cross-default to other indebtedness, bankruptcy or insolvency and material adverse changes. The holders of the Notes will be entitled to require Cordiant to pre-pay the

Notes in November 2004 or upon any refinancing of the Revised Facility, if earlier, with a make-whole penalty, unless the Group meets certain financial tests at that time. See "Item 10. Additional Information - Material Contracts."

Item 9.   The Offer and Listing.
          ---------------------

     Cordiant ordinary shares are quoted on the London Stock Exchange. The table below sets forth, for the quarters indicated, the reported high and low middle market quotations for the Cordiant ordinary shares on the London Stock Exchange based on its Daily Official List. Such quotations have been translated in each case into US dollars at the noon buying rate on each of the respective dates of such quotations.

                                                             Pence Per                   Translated into
                                                           Ordinary Share                  US Dollars
                                                           --------------                  ----------
                                                        High               Low         High             Low
                                                        ----               ---         ----             ---
Annual highs and lows
1997                                                    135.5              98.5        2.22             1.59
1998                                                    136.0              88.5        2.27             1.46
1999                                                    301.5             107.0        4.89             1.77
2000                                                    406.0             230.5        6.46             3.40
2001                                                    293.5              54.5        4.38             0.81

Quarterly highs and lows
2000     First Quarter                                  406.0             267.0        6.47             4.40
         Second Quarter                                 386.5             280.0        6.17             4.24
         Third Quarter                                  374.5             259.0        5.67             3.83
         Fourth Quarter                                 310.0             242.5        4.44             3.45

2001     First Quarter                                  293.5             240.0        4.38             3.43
         Second Quarter                                 273.5             177.5        3.94             2.50
         Third Quarter                                  192.5              60.0        2.75             0.88
         Fourth Quarter                                 122.0              54.5        1.72             0.81

2002     First Quarter                                  115.0              62.0        1.66             0.88
         Second Quarter                                 103.0              77.0        1.49             1.11
           (through June 1, 2002)

Monthly highs and lows
2001     December                                       103.0              87.0        1.47             1.27

2002     January                                        115.0              75.0        1.66             1.06
         February                                        81.0              62.0        1.15             0.88
         March                                           94.5              70.0        1.35             1.00
         April                                           95.5              77.0        1.39             1.11
         May                                            103.0              95.0        1.49             1.38
         June (through June 1, 2002)                    101.0             101.0        1.48             1.48

     Cordiant ordinary shares trade in the US on the New York Stock Exchange in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts. Each ADS represents five Cordiant ordinary shares. The depositary for the ADSs is The Bank of New York. The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions.

                                                                                            US dollars per
                                                                                                 ADS
                                                                                                 ---
                                                                                         High            Low
                                                                                         ----            ---

Annual highs and lows
1997                                                                                    9 1/2           4 5/8
1998                                                                                   12 1/4           7
1999                                                                                   24 1/2           9 1/4
2000                                                                                   32 3/8          17 1/8
2001                                                                                   21 1/5           4 1/6

Quarterly highs and lows
2000
      First Quarter                                                                    32 3/8          22
      Second Quarter                                                                   30 7/8          21 3/16
      Third Quarter                                                                    28              18 6/8
      Fourth Quarter                                                                   21 7/8          17 1/8

2001
      First Quarter                                                                    21 1/5          18 1/5
      Second Quarter                                                                   19 4/9          12 6/7
      Third Quarter                                                                    13 3/4           5
      Fourth Quarter                                                                    8 2/5           4 3/5

2002
      First Quarter                                                                     8 2/5           4 1/6
      Second Quarter                                                                    7 5/8           5 4/5
           (through June 1, 2002)

Monthly highs and lows
2001 December                                                                           7 1/7           6
2002 January                                                                            8 2/5           5 4/7
     February                                                                           6               4 3/5
     March                                                                              6 7/8           5 4/7
     April                                                                              7 1/4           5 4/5
     May                                                                                7 5/8           6 6/7
     June (through June 1, 2002)                                                        7 1/3           7 1/3

Item 10.  Additional Information.
          ----------------------

Memorandum and Articles of Association

     Cordiant is registered in England and Wales and its registered number at the Registrar of Companies for England and Wales is 1320869. The principal objects of Cordiant are set out in Clause 4 of its Memorandum of Association and are, among other things, to carry on the businesses of a holding company.

     The Articles of Association of Cordiant (the "Articles") contain provisions, among other things, to the following effect:

     Directors

     Voting by Directors on Proposals with Material Interest
     -------------------------------------------------------

     A Director may not vote, or count towards the quorum in respect of any contract or arrangement or other proposal in which he (or any person "connected with" him, as defined in the Companies Act) has any material interest, otherwise than by virtue of his interests in shares or other securities of, or otherwise in or through Cordiant. This prohibition does not apply to any of the following matters, in the absence of some other material interest:

     (i) the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by the Director or any other person at the request of, or for the benefit of, Cordiant or any of its subsidiaries;

     (ii) any proposal concerning an offer of shares or other securities of Cordiant or any of its subsidiaries in which the Director or connected person is entitled to participate as a holder of securities, or is interested as a participant in the underwriting;

     (iii) any proposal concerning any other company in which the Director is interested, provided that he is not the holder of or beneficially interested in one percent or more of any class of the equity shares of that company or of the voting rights in that company;

     (iv) any proposal concerning the adoption, modification or operation of any arrangement for the benefit of employees of Cordiant or any of its subsidiaries (including a retirement benefits scheme or employee share scheme under which he may benefit) and which does not confer on any Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; and

     (v) any proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

     The Companies Act requires a Director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the Directors.

     Under the Articles, the Directors have power to determine the remuneration paid to Executive Directors for their services as employees of Cordiant and to determine the fees payable to Non-executive Directors, provided that unless otherwise approved by shareholders, Non-executive Directors' fees may not exceed a basic fee of (pound)20,000 per Director per annum, together with specified amounts for attendance at meetings/service on committees. Pursuant to the Combined Code appended to the Listing Rules of the UK Listing Authority, the Directors' powers of determining the remuneration of Executive Directors have been delegated to the Remuneration and Nominations Committee of the Board, consisting solely of Non-executive Directors.

     Borrowing Power Exercisable by Directors
     ----------------------------------------

     The Directors may exercise all of the powers of Cordiant to borrow money, provided that the Articles require the Directors to restrict the borrowings of Cordiant, and to exercise all voting and other rights or powers of control in relation to its subsidiaries, so as to procure (as far as they are able in the case of subsidiaries) that the aggregate principal amount for the time being outstanding of all monies borrowed by Cordiant and its subsidiaries (exclusive of intra-group borrowings) shall not at any time, without the approval of an ordinary resolution of shareholders, exceed four times the aggregate of the amount paid up or credited as paid up on the share capital of Cordiant and the amount standing to the credit of the consolidated capital and revenue reserves of Cordiant and its subsidiaries, all as shown by the latest audited consolidated balance sheet of Cordiant and its subsidiaries, but after making certain adjustments prescribed by the Articles.

     Qualification of Director
     -------------------------

     There is no age limit applicable to the Directors of Cordiant. There is no requirement that a person hold any shares in Cordiant in order to qualify as a Director.

     Election of Directors
     ---------------------

     At the Annual General Meeting of Cordiant in every year, one third of the Directors (or the nearest to one third if their number is not a multiple of three), are required to retire from office, but are eligible for re-election. The Directors to retire in each year are those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire are determined by lot or as otherwise agreed among themselves. Directors appointed since the last Annual General Meeting are also required to retire from office, but are eligible for re-election.

     Rights of Cordiant ordinary shares

          i. as to voting: subject to disenfranchisement in the event of (a) non-payment of calls or other monies due and payable in respect of Cordiant ordinary shares and (b) non-compliance with a statutory notice requiring disclosure as to beneficial ownership, and subject to any special terms as to voting upon which any shares may for the time being be held (as to which there are none at present), upon a show of hands every member present in person or (in the case of a corporate member) by representative, shall have one vote and upon a poll every member present in person, by representative (in the case of a corporate member) or by proxy shall have one vote for every share held by him;

          ii. as to dividends: subject to the Statutes (as defined in the Articles) and to the rights of the holders of any shares entitled to any priority, preference or special privileges and the terms of issue of any shares, all dividends shall be declared and paid to the members in proportion to the amounts paid up or credited as paid up on the shares held by them respectively;

          iii. as to return of capital: on a winding-up, the assets remaining after payment of the debts and liabilities of Cordiant and the costs of the liquidation, shall, subject to the rights of the holders of shares (if any) issued upon special conditions, be applied first in repaying to the members the amounts paid up on such shares held by them, and the balance (if any) shall be distributed among the members in proportion to the number of shares held by them;

          iv. as to liability to further capital calls: the Directors may make calls upon the shareholders in respect of any amounts unpaid on their shares, while shares that are fully paid, or credited as fully paid, are not subject to further calls.

     Modification of the share rights

     If at any time the capital is divided into different classes of shares, the rights attached to any class or any of such rights (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act, be modified, abrogated or varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class, but not otherwise.

     Changes in share capital

     Cordiant may by ordinary resolution increase its capital by the creation of new shares, consolidate its share capital, cancel any unissued shares and sub-divide its shares. Cordiant may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any manner authorized by law.

     Transfer of shares: certificated

     All transfers of certificated shares must be in writing in the usual common form or in any other form permitted by the Stock Transfer Act 1963 or approved by the Directors. The instrument of transfer must be signed by or on behalf of the transferor and, if the shares being transferred are not fully paid, by or on behalf of the transferee. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of certificated shares which are not fully paid or on which Cordiant has a lien, provided that where any such shares are admitted to the Official List, the Directors may impose only such restrictions on transfer as are permitted by the London Stock Exchange.

     Transfers of shares: uncertificated

     Subject to the Uncertificated Securities Regulations 1995 (SI 1995 No.95/3272) and the Articles, a member may transfer uncertificated shares in any manner, which is permitted by the Statutes and is from time to time approved by the Directors. The Directors may, in their absolute discretion and without giving any reason, refuse to register a transfer of uncertificated shares when permitted by the Statutes.

     Unclaimed dividends

     Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to Cordiant.

     Untraced shareholders

     Subject to the provision of the Statutes, Cordiant may, after advertising its intention and fulfilling various other requirements, sell at the best price reasonably obtainable, any shares of a member or person entitled to those shares by transmission provided that, for a period of 12 years during which period Cordiant has paid at least three dividends none of which has been claimed, no cheque or warrant sent by Cordiant to such member has been cashed and Cordiant has not received any communication from the member in question or the person so entitled during that 12 year period and during the further period of three months after the date of the advertisement. Upon such sale, Cordiant shall be regarded as indebted to the former member or to any other person so entitled in an amount equal to the net proceeds of sale.

     Non-UK shareholders

     There are no limitations in the Memorandum or the Articles on the rights of non-UK shareholders to hold or exercise voting rights attaching to Cordiant ordinary shares. However, a member who has no registered address within the United Kingdom and has not given notice to Cordiant of an address for notices in the United Kingdom shall not be entitled to receive any notices from Cordiant.

     Restrictions on shareholders

     Cordiant may disenfranchise any holder of its shares of Cordiant if it has not received the information required in any notice issued by Cordiant requiring the disclosure of interests in the shares specified in the notice, within 14 days after service from such holder or any other person appearing to be interested in those shares. If a shareholder holding 0.25 percent or more in nominal value of such shares has not complied with the notice within 14 days after service, Cordiant may impose restrictions on such shareholder which include not only disenfranchisement but also the withholding of the right to receive dividends or other monies payable and, subject to the Statutes, restrictions on the transfer of the shares in question. For shareholders holding less than 0.25 percent in nominal value of such shares, disenfranchisement is the only restriction, which Cordiant may impose.

     Shareholder meetings

     Cordiant is required to hold a general meeting each year as its Annual General Meeting, in addition to other meetings (called "Extraordinary General Meetings") as the Directors think fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one Annual General Meeting and the next.

     In the case of an Annual General Meeting, or an Extraordinary General Meeting at which a Special Resolution will be proposed, 21 clear days' notice is required. In other cases, 14 clear days' notice is required. A notice must specify the place, the date and the hour of the meeting and the general nature of the business to be transacted.

     Disclosure of share holdings

     The Articles do not require shareholders to disclose their share holdings. However, the Companies Act requires persons who are interested in shares of a public company carrying voting rights to disclose certain information about their interests if they are interested in shares carrying 3 percent or more of the company's voting rights. In addition, under Section 212 of the Companies Act, a company has power to issue notices requiring persons it knows or has reasonable cause to believe to be interested in its shares (or to have been so interested within the past three years) to provide certain information about their interests.

Material Contracts

     Following is a summary of each contract, other than any contract entered into in the ordinary course of business, for the two years immediately preceding the date of this report that is material to Cordiant.

     1. On April 19, 2002, Cordiant completed the re-negotiation of certain terms of its $225.0 million Original Facility and 7.61% Notes, both as described below. The annual coupon payable on the Notes was increased to 9.25 percent from
7.61 percent. The annual interest payable on each advance under the Revised Facility has been increased to 3.25 percent over LIBOR. Other deferred fees are payable, the level of which is dependent on Cordiant's financial performance. The Revised Facility and Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition,

Cordiant is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and its use of disposal proceeds from asset disposals. The Revised Facility also includes events of default, pursuant to which the amounts available under the Revised Facility could be declared immediately due and payable. The events of default include non payment of interest, principal or fees, certain uncured breaches of the Amended and Restated Loan Agreement, cross-default to other indebtedness, bankruptcy or insolvency and material adverse changes. The holders of the Notes will be entitled to require the Company to pre-pay the Notes in November 2004 or upon any refinancing of the Revised Facility, if earlier, with a make-whole penalty, unless the Group meets certain financial tests at that time. The Restructuring Deed, the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement have been filed as Exhibits 4.1, 4.2 and 4.3, respectively, to this report.

     2. A Loan Agreement dated July 4, 2000 (the "Loan Agreement") pursuant to which certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, agreed to advance to Cordiant and certain of its subsidiaries loan facilities of up to $400,000,000 to be used for the purposes of re-financing existing facilities, other general corporate purposes and paying costs and expenses incurred in connection with the acquisition of Lighthouse. The Loan Agreement provided for committed credit facilities at a rate between 0.7-1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. Of these facilities, $225,000,000 ("Facility A") are available until November 8, 2004 and the remaining $175,000,000 of the loan facilities ("Facility B") were initially available until November 7, 2000, which was extended at Cordiant's option to November 7, 2001 and subsequently repaid and canceled in April 2001. The proceeds of Cordiant's private placement of the 7.61% Notes, described below, were used to repay and cancel the amounts maturing under the Loan Agreement in November 2001.

     The Loan Agreement requires the Group to comply with financial and other covenants. It also contains provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of covenants, cross default by certain companies in the Group in respect of indebtedness over a specified amount and a change of control of Cordiant. The loan facilities are secured by guarantees from subsidiaries of the Group. Certain terms of the Loan Agreement were subsequently renegotiated in April 2002, as described above. The Amended and Restated Loan Agreement has been filed
Exhibit 4.2 to this report.

     3. On April 5, 2001, the Group issued $175.0 million ((pound)119.9 million) of the 7.61% Notes in a private placement to institutional investors. At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per year, beginning from April 2007. The Notes are secured by the guarantee of Cordiant and by the guarantees of certain of its existing subsidiaries. The Notes include both affirmative and negative covenants. The affirmative covenants include compliance with applicable laws, maintenance of relevant insurance policies, maintenance of respective properties, payment of all relevant taxes and claims, preservation of corporate existence, continuance of principal businesses and deliverance of relevant subsidiary guarantors. The negative covenants include restrictions on encumbrances, limitations on subsidiary borrowings, maintenance of financial conditions, restrictions on subsidiary asset dispositions, restrictions on mergers, consolidations and/or other similar business transactions and limitations on transactions with affiliates. Certain terms of the Note Purchase Agreement were subsequently renegotiated in April 2002, as described above. The Amended and Restated Note Purchase Agreement has been filed as Exhibit 4.3 to this report.

     4. In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into Zenith Optimedia Group Limited, of which Publicis Groupe S.A. would own a 75 percent stake and Cordiant would own a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to Zenith Optimedia Group Limited pursuant to a Joint Venture Agreement (the "Zenith Agreement"). See "Item 4.

Information on the Company--Media Services--Zenith Optimedia Group Limited" for a more detailed discussion of the Zenith Agreement. The Zenith Agreement has been filed as Exhibit 4.4 to this report.

     5. In September 2000, Cordiant acquired Lighthouse Global Network, Inc., an international network of specialist communications and marketing businesses. The purchase price for the acquisition included a payment of (pound)283.1 million paid by the issuance of Cordiant ADSs and Cordiant ordinary shares and conversion of Lighthouse's employee options into options over Cordiant ordinary shares. Cordiant made a deferred cash payment in April 2002 of (pound)3.7 million, which had been accrued at December 31, 2001. Cordiant may be required to make contingent payments of (pound)2.5 million, due in the years 2002 through 2005 based on average earnings before interest, tax, depreciation, and amortization for the preceding years for certain subsidiaries previously acquired by Lighthouse. The Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger have been filed as Exhibits 4.5 and 4.6 to this report.

     6. In March 2000, Cordiant acquired Healthworld Corporation, an international healthcare marketing agency. The purchase price for the acquisition included an initial payment of (pound)148.3 million paid by the issuance of Cordiant ADSs, Cordiant ordinary shares and the conversion of Healthworld's employee options into options over Cordiant ordinary shares. Cordiant may be required to make additional contingent cash payments of (pound)0.4 million, due in the year 2003, based on average earnings before interest, tax, depreciation, and amortization for the preceding years of certain subsidiaries previously acquired by Healthworld. The Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger have been filed as Exhibits 4.7 and 4.8 to this report.

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

Taxation

US Federal Income Taxation

     The following is a summary of the principal US federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Cordiant ordinary shares or ADSs. This summary addresses only the US federal income tax considerations of holders that will hold the Cordiant ordinary shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received the Cordiant ordinary shares or ADSs as compensation for the performance of services, persons that will hold the Cordiant ordinary shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for US federal income tax purposes, persons that have a "functional currency" other than the US dollar or holders that own (or are deemed to own) 10 percent or more (by voting power or value) of the stock of Cordiant. Moreover, this summary does not address the US federal estate and gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of Cordiant ordinary shares or ADSs.

     This summary (i) is based on the Internal Revenue Code of 1986, as amended, US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report and
(ii) is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

     For purposes of this summary, a "US Holder" is a beneficial owner of Cordiant ordinary shares or ADSs that, for US federal income tax purposes, is:
(i) a citizen or resident of the US, (ii) a partnership or corporation created or organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (x) a court within the US is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A "Non-US Holder" is a beneficial owner of Cordiant ordinary shares or ADSs that is not a US Holder.

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Cordiant ordinary shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its tax consequences.

     Each holder should consult its own tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of Cordiant ordinary shares or ADSs.

     Ownership of ADSs in General

     For US federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Cordiant ordinary shares represented by such ADSs.

     Distributions

     The gross amount of any distribution by Cordiant of cash or property (other than certain distributions, if any, of Cordiant ordinary shares distributed pro rata to all shareholders of Cordiant, including holders of ADSs) with respect to Cordiant ordinary shares or ADSs, before reduction for any UK taxes withheld therefrom, will be includible in income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Cordiant as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. To the extent, if any, that the amount of any distribution by Cordiant exceeds Cordiant's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the Cordiant ordinary shares or ADSs and thereafter as capital gain. Cordiant does not maintain calculations of its earnings and profits under US federal income tax principles.

     Any such dividend paid in pounds sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the pounds sterling on the date of receipt. Any gain or loss subsequently realized by a US Holder that sells or otherwise disposes of pounds sterling (or any currency other than US dollars) will be ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a US Holder with respect to Cordiant ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, UK tax withheld on dividends may be deducted from taxable income or credited against a US Holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Cordiant generally will constitute "passive income," or, in the case of certain US Holders, "financial services income."

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Cordiant ordinary shares or ADSs generally will not be subject to US federal income or withholding tax on dividends received on Cordiant ordinary shares or ADSs, unless such income is effectively connected with the conduct by such Non-US Holder of a trade or business in the US.

     Sale or Exchange of Ordinary Shares or ADSs

     A US Holder generally will recognize gain or loss on the sale or exchange of the US Holder's Cordiant ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the Cordiant ordinary shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder's holding period for such Cordiant ordinary shares or ADSs exceeds one year and, in the case of Cordiant ordinary shares or ADSs acquired on or after January 1, 2001, will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a US Holder generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Cordiant ordinary shares to a US Holder will be the US dollar value of the pounds sterling denominated purchase price determined on the date of purchase. If the Cordiant ordinary shares are treated as traded on an "established securities market," a cash basis US Holder (or, if it elects, an accrual basis US Holder) will determine the dollar value of the cost of such Cordiant ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to pounds sterling and the immediate use of that currency to purchase Cordiant ordinary shares generally will not result in taxable gain or loss for a US Holder.

     With respect to the sale or exchange of Cordiant ordinary shares, the amount realized generally will be the US dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis US Holder and (ii) the date of disposition in the case of an accrual basis US Holder. If the Cordiant ordinary shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-US Holder of Cordiant ordinary shares or ADSs generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of such Cordiant ordinary shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-US Holder of a trade or business in the US or (ii) in the case of any gain realized by an individual Non-US Holder, such holder is present in the US for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

     Backup Withholding Tax and Information Reporting Requirements

     US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Cordiant ordinary shares or ADSs made within the US to a holder of Cordiant ordinary shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to backup withhold tax on any payments of dividends on, or the proceeds from the sale or redemption of, Cordiant ordinary shares or ADSs within the US to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The current backup withholding tax rate of 30 percent will be reduced to 29 percent for years 2004 and 2005 and to 28 percent for years 2006 through 2010.

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

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF CORDIANT ORDINARY SHARES OR ADSs. HOLDERS OF CORDIANT ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

UK Tax Consequences

     The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of American Depository Receipts ("ADRs") or Ordinary Shares in Cordiant who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention").

     Subject to the following paragraph, this summary is based on current UK tax law and practice as of the date of this filing and is subject to any changes in UK tax law and practice (including changes in the Convention) occurring after that date. This summary also notes, where appropriate, certain changes which will be made by the new double taxation convention on income and capital gains between the United States and the United Kingdom (the "New Convention") if ratified in its present form. As the following discussion is only a general summary, it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Investors should, therefore, consult their own tax advisers about their UK tax position in relation to Cordiant including the particular tax consequences to them of owning and disposing of ADRs or Ordinary Shares.

     As mentioned above, this discussion of UK tax is based on current UK tax law and assumes that the Finance Bill 2002 will be enacted as originally drafted.

     United Kingdom Taxation of Dividends and Refunds of Tax Credits

     For the purposes of the Convention and for the purposes of the Code, the holders of the ADRs should be treated as the owners of the underlying Ordinary Shares represented by the American Depository Shares ("ADSs") that are evidenced by such ADRs.

     The payment by Cordiant of a dividend in respect of the Ordinary Shares generally gives rise to a tax credit in the hands of shareholders who are UK resident individuals at the rate of 10 percent of the sum of the cash dividend and the tax credit.

     Under the Convention, certain US Holders who receive a dividend from a UK company are entitled in certain circumstances to claim from the Inland Revenue payment of the tax credit or part of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax. However, with the tax credit at the rate of 10 percent, the withholding tax will eliminate or virtually eliminate the Tax Credit Refund. In view of this, the availability of Tax Credit Refunds under the Convention is not discussed any further in this summary. US Holders should consult their own tax advisers as to the availability or otherwise of Tax Credit Refunds.

     The Convention further provides, subject to various exceptions and limitations set out therein, that, although dividends paid by a UK resident company may be taxed in the UK, if the beneficial owner of such a dividend is a US Holder, the tax so charged is not to exceed the tax withheld from the Tax Credit Refund.

     If the New Convention is ratified in its present form, then, subject to significant modifications, limitations and exclusions, the income tax charged by the UK on dividends paid by the Company and beneficially owned by a US Holder (the definition of which will be different from the definition used in the Convention) must not exceed, in the case of most categories of shareholder, 15 percent of the gross amount of the dividend. Moreover, a US Holder's liability to UK income tax may be further limited by the provisions of section 128 of the Finance Act 1995. Subject to certain exclusions, that section provides that a US Holder will not be chargeable to UK income tax except to the extent that it is deducted at source on dividends paid by Cordiant, provided such Holder does not carry on a trade, profession or vocation through a branch or agency in the UK. The UK does not at present require income tax to be deducted at source from dividends paid by UK companies.

     United Kingdom Taxation of Capital Gains

     Holders of ADRs or Ordinary Shares who are US citizens or residents of the United States for US federal income tax purposes, and who are neither resident nor ordinarily resident in the United Kingdom for UK income tax purposes, will not normally be liable to UK taxation on capital gains arising on the disposal or deemed disposal of their ADRs or Ordinary Shares, unless the ADRs or Ordinary Shares are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency or, in certain circumstances, their non-UK residence is only temporary. However, US citizens and residents holding ADRs or Ordinary Shares may be liable for taxation of such gains under the laws of the United States.

     If the New Convention is ratified in its present form, then, subject to significant modifications, limitations and exclusions and subject in particular to exceptions relating to certain shares deriving the greater part of their value from real property situated in the UK, to certain property forming part of the business property of a permanent establishment in the UK and to US Holders who are individuals who were resident in the UK at any time during the six years immediately preceding the disposal, US Holders will not be liable to UK taxation on capital gains arising on the disposal of their ADRs or Ordinary Shares.

     United Kingdom Inheritance and Gift Tax

     UK Inheritance Tax ("IHT") is a tax charged, broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g. gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g. a transfer into discretionary trust), or it may be potentially exempt (e.g. an outright gift to another individual), in which case it will only become chargeable if the donor dies within seven years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

     Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to (pound)250,000 (for chargeable transfers made on or after April 6, 2001 and before April 6, 2002). In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the (pound)250,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

     IHT is chargeable upon the worldwide assets of individuals who are domiciled or deemed for IHT purposes to be domiciled in the United Kingdom, and upon the UK situated assets of individuals domiciled outside the United Kingdom.

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

     United Kingdom Stamp Duty and Stamp Duty Reserve Tax

     Transfers of Ordinary Shares for a consideration
     ------------------------------------------------

     UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in Cordiant) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in Cordiant) for a consideration in money or money's worth. The charge is normally at the rate of 0.5 percent of the amount or value of the consideration given for the transfer (with rounding up, in the case of stamp duty, to the nearest multiple of (pound)5). Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g. certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be canceled.

     Consequently, transfers of, or agreements to transfer, Ordinary Shares in Cordiant will normally be subject to ad valorem stamp duty or SDRT.

     The electronic transfer system known as CREST permits shares to be held in uncertificated form and to be transferred without a written instrument. The absence of a written instrument of transfer results in such paperless transfers generally being liable to SDRT rather than stamp duty. Special rules apply to the collection of SDRT on paperless transfers settled within CREST.

     Transfers of Ordinary Shares into ADS form
     ------------------------------------------

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

     In the case of stamp duty, the charge is rounded up to the nearest multiple of (pound)5.

     Transfers of Ordinary Shares within the depositary arrangements
     ---------------------------------------------------------------

     UK stamp duty is chargeable on an instrument transferring an ADR or on a written agreement to transfer an ADR.

     No SDRT will be payable in respect of an agreement to transfer an ADR (whether made in or outside the UK).

     Transfers of Ordinary Shares out of ADS form
     --------------------------------------------

     Where no sale is involved, a transfer of Ordinary Shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of (pound)5 per instrument of transfer. By contrast, a transfer of, or agreement to transfer, Ordinary Shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally by reference to the amount or value of the consideration for the transfer.

     Gifts of Ordinary Shares
     ------------------------

     A transfer of Ordinary Shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of (pound)5 per instrument of transfer.

Documents on Display

     Cordiant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Cordiant files reports and other information with the U.S. Securities and Exchange Commission (the "Commission"). These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Cordiant's annual reports and some of the other information submitted by Cordiant to the Commission may be accessed through this web site.

     Documents concerning Cordiant that are referred to in this Annual Report may be inspected at the principal executive offices of Cordiant at 121-141 Westbourne Terrace, London W2 6JR, England, telephone number
011-44-20-7262-4343.


Item 11.  Quantitative and Qualitative Disclosures About Market Risk.
          ----------------------------------------------------------

Financial Risk Management

     The Group's policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in 2001 are fixed and floating rate borrowings, interest rate caps, forward foreign currency contracts and foreign currency swaps. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not trade in derivatives and does not enter into transactions of a speculative nature or unrelated to the Group's investment activities. Derivatives are used only to manage the risks arising from the underlying business activities.

Foreign Exchange

     The Group publishes its consolidated financial statements in pounds sterling. The Group's profits are spread over a variety of currencies with the largest being the US dollar (which represents 34.0 percent of 2001 operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses). As a result, the Group is subject to foreign exchange risk due to the effects that foreign currency movements have on the Group's translation of results.

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

     Part of the Group's long term debt is denominated in US dollars, and as such is subject to foreign exchange risks due to currency movements. The long-term debt at December 31, 2001 was $337.4 million ((pound)231.1 million).

     The following sensitivity shows the impact on the reported value of long term debt of an instantaneous 10 percent change in the foreign currency rate between sterling and US dollar from their levels at December 31, 2001, with all other variables held constant.

                                                                   Impact of a +             Impact of a - 10 percent
                                  Fair value reported at      10 percent movement in           movement in exchange
                                     December 31, 2001            exchange rate                       rate
                                      (pound) million            (pound) million                 (pound) million
                                ---------------------------- ---------------------------- ----------------------------

Long term debt                             224.1                       (10.9)                        13.3

Interest Rates

     The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Group's fixed and floating rate borrowings are denominated in pounds sterling or US dollars. This exposure is primarily managed via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in both sterling and US dollars in line with Group policy. The Group also uses interest rate caps to hedge the cost of floating rate borrowings.

     As at December 31, 2001, pounds sterling swaps with maturities between March and August 2003, and a US dollar swap with maturity in 2011 in line with expected maturity of the Notes were in place. In addition, the Group had interest rate caps with maturities between March and June 2003 in place.

     The Group's weighted average interest rate for 2001 was 8.75 percent. Cordiant estimates that if the 2001 interest rates had been 1 percentage point higher, the net interest expense would have increased by (pound)1.7 million.

     See Note 30 of the Consolidated Financial Statements for more information on the Group's risk profile, which has been provided in accordance with FRS 13.


Item 12.  Description of Securities Other than Equity Securities.
          ------------------------------------------------------

         Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.
          -----------------------------------------------

     None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
          ------------------------------------------------------------

     None.


Item 15.  [Reserved]
          ----------


Item 16.  [Reserved]
          ----------

                                    PART III

Item 17.  Financial Statements.
          --------------------

          Cordiant has elected to provide financial statements and the related information pursuant to Item 18.

Item 18.  Financial Statements.
          --------------------

          See pages F-1 to F-48.

Item 19.  Exhibits.
          --------

          Documents filed as exhibits to this Annual Report:

         1.1 Memorandum and Articles of Association. (Incorporated by reference to Exhibit 1.1 to Cordiant's Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 0-13119).)

         4.1 Restructuring Deed, dated as of April 19, 2002, by and among Cordiant Communications Group plc, as the Parent, each of the companies listed in part A of Schedule 1 thereto, as Original Borrowers, the company listed in part B of Schedule 1 thereto as Swingline Borrower, the companies listed in part C of Schedule 1 thereto as the Overdraft Borrowers, the companies listed in part A of Schedule 2 as Original Guarantors, the companies listed in part B of Schedule 2 as the Overdraft Guarantors, the companies listed in Schedule 3 thereto as the Additional Overdraft Borrowers, The Bank of New York and HSBC Investment Bank plc as Arrangers, the Banks and Financial Institutions listed in
               Schedule 4 thereto as Banks, HSBC Investment Bank plc as Agent and Security Trustee and Common Security Trustee, The Bank of New York as Swingline Bank and HSBC Bank PLC as Overdraft Bank.

         4.2 Amended and Restated Loan Agreement between certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, and Cordiant. (Included in Exhibit 4.1 as Schedule 6.)

         4.3 Amended and Restated Note Purchase Agreement, dated as of April 19, 2002, among Cordiant Finance, Inc., as Issuer, Cordiant Communications Group plc, as Parent Guarantor, and each of the Purchasers listed in Schedule A attached thereto.

         4.4 Joint Venture Agreement Relating to Mediavista Limited dated as of September 27, 2001 among Publicis Group SA, Cordiant Communications Group plc and Mediavista Limited.

         4.5 Agreement and Plan of Merger dated as of July 4, 2000 between Cordiant Communications Group plc, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (Incorporated by reference to
               Exhibit 2.1 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570).)

         4.6 Amendment No. 1 to Agreement and Plan of Merger dated as of February 3, 2000, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(b) to Cordiant's Registration Statement on Form F-4 (File No. 333-96241).)

         4.7 Agreement and Plan of Merger dated as of November 9, 1999, among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation. (Incorporated by reference to Exhibit 2(a) to Cordiant's Registration Statement on Form F-4 (File No. 333-96241).)

         4.8 Amendment No. 1 to Agreement and Plan of Merger dated as of September 5, 2000 between Cordiant Communications Group plc, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (Incorporated by reference to Exhibit 2.2 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570).)

         4.9 Rules of the Cordiant Communications Group Executive Share Option Scheme. (Incorporated by reference to Exhibit 4.7 to Cordiant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 333-02130).)

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



                                 CORDIANT COMMUNICATIONS GROUP PLC



                                 By: /s/ Arthur D'Angelo
                                    --------------------------------------------
                                    Name:  Arthur D'Angelo
                                    Title: Financial Director



Date:  July 1, 2002

                                TABLE OF CONTENTS
                                -----------------

                                                                                                          Page




INTRODUCTION.................................................................................................2


PART I.......................................................................................................3

    Item 1.  Identity of Directors, Senior Management and Advisers...........................................3

    Item 2.  Offer Statistics and Expected Timetable.........................................................3

    Item 3.  Key Information.................................................................................3

    Item 4.  Information on the Company.....................................................................10

    Item 5.  Operating and Financial Review and Prospects...................................................25

    Item 6.  Directors, Senior Management and Employees.....................................................47

    Item 7.  Major Shareholders and Related Party Transactions..............................................60

    Item 8.  Financial Information..........................................................................61

    Item 9.  The Offer and Listing..........................................................................62

    Item 10. Additional Information.........................................................................63

    Item 11. Quantitative and Qualitative Disclosures About Market Risk.....................................76

    Item 12. Description of Securities Other than Equity Securities.........................................77


PART II.....................................................................................................78

    Item 13. Defaults, Dividend Arrearages and Delinquencies................................................78

    Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds...................78

    Item 15. [Reserved].....................................................................................78

    Item 16. [Reserved].....................................................................................78


PART III....................................................................................................79

    Item 17. Financial Statements...........................................................................79

    Item 18. Financial Statements...........................................................................79

    Item 19. Exhibits.......................................................................................79



                                      (i)

Independent Auditors Report


The Board of Directors and Shareholders of Cordiant Communications Group plc:

We have audited the accompanying consolidated balance sheets of Cordiant Communications Group plc and subsidiaries as of December 31 2001 and 2000 and the related consolidated profit and loss account, consolidated statements of total recognised gains and losses and consolidated cash flow statement for each of the years in the three year period ended December 31 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on theses consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in the United States of America. Those standards require that we plan perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordiant Communications Group plc and subsidiaries at December 31 2001 and 2000 and the results of their operations an their cash flows for each of the years in the three year period ended December 31 2001, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the "New Accounting Standards" paragraph of note 1 to the consolidated financial statements, the Company elected to adopt FRS 19 "Deferred taxation" in the year ended 31 December 2001. Consequently the Company's consolidated financial statements as of 31 December 2000 and 1999 have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three year period ended December 31 2001 and shareholders' funds at December 31 2001 and 2000 to the extent summarised in note 35 to the consolidated financial statements.




London, England                                      /s/KPMG AUDIT PLC
19 April, 2002                                       CHARTERED ACCOUNTANTS
                                                     REGISTERED AUDITOR

Consolidated profit & loss account

                                                                  Continuing Operations
                                                          ----------------------------------------
                                                                                                        2000          1999
                                                                       Acquisition        Total     Restated      Restated
                                                                2001          2001         2001  (see note 1)  (see note 1)
                                                    Note    (pound)m      (pound)m     (pound)m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Turnover
Group and share of joint ventures                             3,454.6        45.2        3,499.8     3,223.0        2,070.9
Less: Share of joint ventures                                (1,064.8)        -         (1,064.8)     (881.5)        (393.0)
-------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                2,389.8        45.2        2,435.0     2,341.5        1,677.9
Cost of sales                                                (1,805.2)      (24.8)      (1,830.0)   (1,828.5)      (1,342.1)
Revenue
-------------------------------------------------------------------------------------------------------------------------------
Group and share of joint ventures                               619.5        20.4          639.9       538.4          351.3
Less: Share of joint ventures                                   (34.9)        -            (34.9)      (25.4)         (15.5)
-------------------------------------------------------------------------------------------------------------------------------
Group revenue                                         2         584.6        20.4          605.0       513.0          335.8
Operating expenses before goodwill amortisation,      5        (552.4)      (16.1)        (568.5)     (451.6)        (302.3)
exceptional goodwill impairment charges and
exceptional operating expenses
-------------------------------------------------------------------------------------------------------------------------------
Group operating profit before goodwill
amortisation, exceptional goodwill impairment
charges and exceptional operating expenses                       32.2         4.3           36.5        61.4           33.5
Goodwill amortisation                                14         (38.0)       (6.1)         (44.1)        -              -
Exceptional goodwill impairment charges              14        (196.6)      (28.2)        (224.8)        -              -
Exceptional operating expenses                        6         (26.9)       (0.7)         (27.6)        -              -
-------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/ profit                        2        (229.3)      (30.7)        (260.0)       61.4           33.5
Share of operating profits:
Joint ventures                                        3                                      4.7         3.4            2.9
Associated undertakings                               3                                      1.4         2.2            2.0
(Loss)/ profit on ordinary activities before
interest and tax                                                                          (253.9)       67.0           38.4
-------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar items                7                                    (16.0)       (8.4)           3.8
FRS 12 - finance charge                             1,25                                    (0.9)       (1.1)          (1.3)
-------------------------------------------------------------------------------------------------------------------------------
Net finance costs                                                                          (16.9)       (9.5)          (6.1)
-------------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit on ordinary activities before tax                                          (270.8)       57.5           32.3
Tax on ordinary activities                            8                                     (4.5)      (15.6)          (9.0)
-------------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit on ordinary activities after tax                                           (275.3)       41.9           23.3
Equity minority interests                                                                   (2.3)       (5.8)          (3.1)
-------------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit attributable to Ordinary                                                   (277.6)       36.1           20.2
shareholders
Dividends                                             9                                      -          (8.4)          (5.1)
-------------------------------------------------------------------------------------------------------------------------------
Retained (loss)/ profit for the financial year       27                                   (277.6)       27.7           15.1
Basic (loss)/ earnings per Ordinary share            10                                    (71.3)p      12.3p           8.9p
Diluted (loss)/ earnings per Ordinary share          10                                    (71.3)p      11.4p           8.4p
Basic headline (loss)/ earnings per Ordinary share   10                                     (2.1)p      12.3p           9.4p
Diluted headline (loss)/ earnings per Ordinary
share                                                10                                     (2.1)p      11.4p           8.8p
Adjusted basic headline earnings per Ordinary share* 10                                      3.6p       12.3p           9.4p

Adjusted diluted headline earnings per Ordinary
share*                                               10                                      3.6p       11.4p           8.8p
-------------------------------------------------------------------------------------------------------------------------------
Ordinary dividend per share                           9                                      -           2.1p           1.8p
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

* Adjusted headline earning per share is calculated on earnings before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses and is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Adjusted headline earning per share is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies. A reconciliation between the GAAP measure, basic (loss)/ earnings per ordinary share and adjusted basic headline earnings per ordinary share is shown in note 10.

Consolidated cash flow statement
------------------------------------------------------------------------------------------------------------------------------
                                                                                               2001        2000          1999
                                                                                   Note    (pound)m    (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                            11       43.4        45.3          50.0
Dividends from associated undertakings and joint ventures                                      5.3         1.6           1.7
Returns on investments and servicing of finance                                      12      (17.2)      (11.5)         (7.0)
Taxation                                                                             12      (13.4)      (11.3)         (6.7)
Capital expenditure and financial investment                                         12      (24.7)      (23.5)        (18.6)
Acquisitions and disposals                                                           12      (13.6)      (46.8)         22.2
Equity dividends paid                                                                         (8.1)       (5.1)         (3.2)
------------------------------------------------------------------------------------------------------------------------------
Cash outflow before financing                                                                (28.3)      (51.3)         (6.0)
------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources                                                       12        0.6         5.2          (5.5)
Issue of ordinary share capital                                                                4.1         8.3           1.9
External loans drawn less repaid                                                             (70.1)       53.4          43.7
Guaranteed senior loan notes due after one year                                              119.9         -             -
Other movements                                                                               (1.7)        0.5          (0.1)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                52.8        67.4          40.0
------------------------------------------------------------------------------------------------------------------------------
Increase in cash for the year                                                                 24.5        16.1          34.0
------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net funds:
Increase in cash for the year                                                                 24.5        16.1          34.0
Cash inflow from debt financing                                                              (48.7)      (56.3)        (30.5)
Cash inflow from cash deposits                                                                (0.6)       (5.2)          5.5
Loans acquired with subsidiaries                                                              (6.8)      (66.2)        (11.9)
Translation difference and non-cash movements                                                  0.5        (2.7)          0.7
------------------------------------------------------------------------------------------------------------------------------
Movement in net funds in the year                                                            (31.1)     (114.3)         (2.2)
Net (debt)/ funds at beginning of year                                                      (111.9)        2.4           4.6
------------------------------------------------------------------------------------------------------------------------------
Net debt at end of year                                                              13     (143.0)     (111.9)          2.4
------------------------------------------------------------------------------------------------------------------------------




Consolidated statement of total recognised gains and losses

------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2000         1999
                                                                                                       Restated     Restated
                                                                                             2001   (see note 1) (see note 1)
                                                                                 Note     (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit attributable to Ordinary shareholders                                        (277.6)        36.1          18.6
Translation adjustment                                                             27          3.7         (1.3)         (1.0)
Unrealised gain on disposal of joint venture and subsidiary undertaking            27         44.4          -             -
------------------------------------------------------------------------------------------------------------------------------
Total recognised (losses)/ gains relating to the year                                       (229.5)        34.8          17.6
------------------------------------------------------------------------------------------------------------------------------
Prior year adjustment (as explained in note 1)                                                 4.1          -             -
------------------------------------------------------------------------------------------------------------------------------
Total recognised losses since last annual report                                            (225.4)        34.8          17.6
------------------------------------------------------------------------------------------------------------------------------

Of the (pound)4.1 million prior year adjustment for deferred tax, (pound)2.5 million arose in the year ended 31 December 2000 and (pound)1.6 million was recorded in the year ended 31 December 1999.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet


                                                                                                                        2000
                                                                                                                    Restated
                                                                                                           2001 (see note 1)
                                                                                             Note      (pound)m     (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                                                   14        478.3         711.8
Tangible assets                                                                                17         60.6          59.6
Investments                                                                                    18         17.9          11.8
Investments in joint ventures
-----------------------------------------------------------------------------------------------------------------------------
Share of gross assets                                                                          19        152.9           -
Goodwill                                                                                       19         38.2           -
Share of gross liabilities                                                                     19       (164.9)          -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          26.2           -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         583.0         783.2
Current assets
Work in progress                                                                                          24.8          33.6
Debtors - due within one year                                                                  20        418.3         456.8
Debtors - due after one year                                                                   20         27.4          25.5
Investments                                                                                    21          0.9           2.4
Cash at bank and in hand                                                                                 123.5          99.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         594.9         618.1
Creditors - due within one year                                                                22       (556.3)       (741.7)
-----------------------------------------------------------------------------------------------------------------------------
Net current assets/ (liabilities)                                                                         38.6        (123.6)
-----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                    621.6         659.6
Creditors - due after one year                                                                 22       (264.0)       (130.7)
Provision for joint venture deficit
-----------------------------------------------------------------------------------------------------------------------------
Share of gross assets                                                                          19          -           130.6
Share of gross liabilities                                                                     19          -          (142.7)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               19          -           (12.1)
Provisions for liabilities and charges                                                         25        (40.5)        (40.6)
-----------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                               317.1         476.2
-----------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital: 400,880,111 ordinary shares of 50p each (2000:
364,561,997 Ordinary Shares of 50p each)                                                    26,27        200.4         182.3
Share premium account                                                                          27        178.4         137.2
Other reserves                                                                                 27        214.4         311.5
Profit and loss account                                                                        27       (286.4)       (163.6)
-----------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                               306.8         467.4
Equity minority interests                                                                                 10.3           8.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         317.1         476.2
-----------------------------------------------------------------------------------------------------------------------------

The reconciliation of movement in equity shareholders' funds is given in note 27 on page F32.

 See accompanying notes to the consolidated financial statements.

Company balance sheet


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               2001        2000
                                                                                                    Note   (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Investments                                                                                           18      597.5       764.4

Current assets
Debtors                                                                                               20        1.3         0.4
Cash at bank and in hand                                                                                          -        42.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                1.3        43.2
Creditors - due within one year                                                                       22     (25.0)     (136.6)
--------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                                      (23.7)      (93.4)
--------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                         573.8       671.0
Creditors - due after one year                                                                        22          -       (1.5)
--------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                                    573.8       669.5
--------------------------------------------------------------------------------------------------------------------------------


Capital and reserves
Called up share capital                                                                            26,27      200.4       182.3
Share premium account                                                                                 27      178.4       137.2
Other reserves                                                                                        27      170.4       311.5
Profit and loss account                                                                               27       24.6        38.5
--------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                                    573.8       669.5
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

1.       Principal accounting policies

Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards and with the Companies Act 1985, except as noted below.

The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual result could differ from those estimates.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

New accounting standards
FRS 17 "Retirement Benefits" has been introduced during the year. The transitional rule contained in the standard has been applied resulting in some extra disclosures in the notes to the balance sheet. There has been no material impact on the Group's financial statements.

FRS 18 "Accounting Policies" has been adopted during the year. This has had no material impact on the Group's financial statements.

FRS 19 "Deferred Tax" has been adopted during the year. This has resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding prior year adjustment has been made to reflect this. The comparative primary statements and notes have been restated to reflect its adoption.

Companies Act 1985
The form 20-f containing Consolidated Financial Statements, does not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended 31 December 2001. Statutory accounts for 1999 and 2000 have been filed in the United Kingdom's Registrar of Companies; the statutory accounts for 2001 will be filed following the Company's Annual General Meeting. The auditor has reported on those accounts.

Consolidation
The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to 31 December 2001. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition and up to the date of disposal. In accordance with the Companies Act 1985, s230 (4), a separate company profit and loss account of Cordiant Communications Group plc is not presented although it was approved by the Directors on 19 April 2002.

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

Pension costs
Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes, which are funded by contributions from Group companies and employees.

The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

Employee share schemes
Payments made by participants to acquire options under the Equity Participation Plan and the Executive Share Option Scheme (together the Plans) are credited to capital as `Shares to be issued'. The estimated cost of awards is expensed as a charge to the profit and loss account on a straight-line basis over the period to which the performance criteria of the Plan relate. In compliance with UITF abstract 17 "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plan the original cash paid by employees to participate in the scheme is transferred from shares to be issued to share capital and share premium.

Leases
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future instalments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments.

All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight-line basis over the life of the lease.

Goodwill
Purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments) was written off to reserves in the year of acquisition. Goodwill written off directly to reserves and not previously charged to the Group's profit and loss account is included in determining the profit or loss on disposal of a subsidiary.

Purchased goodwill arising from acquisitions on and after 1 January 1998 has been capitalised as an intangible fixed asset.

In previous years Cordiant has believed that the intangible net assets of the Group have an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long term profitability and the Group's commitment to develop and enhance their value. However the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill by moving to amortisation. This is also in line with best practice
within the industry.   As a result,  from 1 January 2001,  goodwill
arising from acquisitions on and after 1 January 1998 is amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition.

In the prior year, the financial statements departed from the specific requirement of companies legislation to amortise goodwill over a finite period, in order to give a true and fair view. The impact in 2000 of the change in amortisation policy has not been quantified.

Goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.


Fixed assets
Tangible   fixed  assets  are  stated  at  historical   cost  less   accumulated
depreciation. Additions, improvements and major renewals are capitalised. Maintenance repairs and minor renewals are expensed as incurred. The cost of tangible fixed assets less the estimated residual value is written off by equal annual instalments over the expected useful lives of the assets as follows:
Long leasehold properties:                 - 50 years.
Short leasehold properties
with terms of less
than 50 years:                             - Period of lease.
Furniture and  equipment:                  - Between 4 and 10 years.
Motor vehicles                             - 4 years.

Long-term investments are valued at cost, less amounts provided for any permanent diminution in value .

Joint ventures and associated undertakings
The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings. A joint venture is an entity in which the reporting entity holds and interest on a long-term basis and is jointly controlled by the reporting entity and one or more other ventures under a contractual arrangement. Joint control exists if none of the entities alone can control that entity but altogether can do so and decisions in financial performance and financial position of that venture require each venturer's consent. An associate is an undertaking in which the reporting entity has a participating interest and over whose operating and financial policy it exercises a significant influence. A participating interest is an interest held by an undertaking in the shares of another undertaking which it holds on a long term basis for the purpose of securing a contribution to its activities by the exercise of control or influence arising from or related to that interest.


Cash and cash equivalents

Cash and cash equivalents are defined as cash at bank and in hand, cash deposits held that mature within 24 hours and bank overdrafts that are repayable on demand or within in 24 hours.

Work in progress
Work in progress is stated at the lower of cost and net realisable value, and comprises mainly outlays incurred on behalf of clients, and work in progress under project arrangements. Provision is made for irrecoverable costs where appropriate.

Deferred taxation
The Group adopted FRS 19 "Deferred Tax" during the year. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

A prior year adjustment arose on the implementation of FRS 19. The impact on the year ended 31 December 2000 was to increase profit after tax and retained profits by (pound)2.5 million the year ended 31 December 1999 was to increase profit after tax and retained profits by (pound)1.6 million.

Property provisions
In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", the Group's property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items.

Debt finance costs
Finance costs associated with the issuance of debt and other capital instruments are charged to the profit and loss account over the term of the instrument.

Derivatives
Interest rate swaps
The net interest paid or received under interest rate swaps is recorded on an accruals basis and included within net interest in the profit and loss account.

Interest rate caps
The Group also manages interest rate exposure via interest rate caps, which are accounted for on an accruals basis.

Forward exchange contracts
Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract.

Where the instrument is used to hedge against future settlement of transactions, gains and losses are recognised at the inception of the hedge in the profit and loss account.

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

Note  30  sets  out  all  related  FRS  13  "Derivatives   and  Other  Financial
Instruments" disclosures.

Exchange gains and losses
Gains and losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowing used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account.

The Group's principal trading currencies and the exchange rates used against (pound) sterling are as follows:

-----------------------------------------------------------
                     Average rates       Closing rates
                  -----------------------------------------
                    2001   2000   1999   2001  2000   1999
US Dollar            1.44  1.52   1.62   1.46  1.49   1.61
Euro                 1.61  1.64   1.52   1.63  1.59   1.61
Australian Dollar    2.79  2.61   2.51   2.84  2.69   2.46
Korean Won (000s)   1,860 1,710  1,923  1,910 1,890  1,826
-----------------------------------------------------------

2.       Segmental information

The Group's operations fall within two segments:

o    Advertising and integrated marketing
o    Specialist communications

Within those segments, the Group is structured into networks according to geography and the services provided. The result of the networks is presented according to the business segment served by that network.

Operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.


------------------------------------------------------------------------------------------------------------------------------
                                                          Continuing Operations
                                                          ---------------------
                                                                      Acquisitions           Total
                                                               2001           2001            2001          2000          1999
Group revenue by geographical area                         (pound)m       (pound)m        (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                113.1            5.5         118.6           84.1          40.2
North America                                                 186.2            4.1         190.3          148.5          83.1
Continental Europe                                            138.1            5.5         143.6          133.1         121.9
Asia Pacific and Latin America                                147.2            5.3         152.5          147.3          90.6
------------------------------------------------------------------------------------------------------------------------------
Total                                                         584.6           20.4         605.0          513.0         335.8
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                         Continuing Operations
                                                         ---------------------


                                                                              Goodwill
                                                                             charges &
                                                                           exceptional
                                                  Acquisitions    Subtotal       items         Total
                                             2001         2001        2001        2001          2001         2000         1999
Operating profit by geographical area    (pound)m     (pound)m    (pound)m    (pound)m      (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------
United Kingdom                               12.0         1.7         13.7        (58.9)      (45.2)         7.9         4.4
North America                                12.0         0.3         12.3       (172.7)     (160.4)        15.9        10.9
Continental Europe                            4.7         1.1          5.8        (16.1)      (10.3)        16.0        12.5
Asia Pacific and Latin America                3.5         1.2          4.7        (48.8)      (44.1)        21.6         5.7
------------------------------------------------------------------------------------------------------------------------------
Group operating profit before
goodwill amortisation, exceptional
goodwill impairment charges and
exceptional operating expenses               32.2         4.3         36.5                                  61.4        33.5
                                           -----------------------------------------------------------------------------------
Goodwill amortisation and
exceptional goodwill impairment
charges                                    (234.6)      (34.3)      (268.9)
Exceptional operating expenses              (26.9)       (0.7)       (27.6)
------------------------------------------------------------------------------------------------------------------------------
Total operating (loss)/ profit             (229.3)      (30.7)      (260.0)                  (260.0)        61.4         33.5
------------------------------------------------------------------------------------------------------------------------------

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.



------------------------------------------------------------------------------------------------------------------------------
                                           Continuing Operations


                                                                                Goodwill
                                                                                       &
                                                   Acquisitions     Subtotal   contingent        Total
                                              2001         2001         2001     accruals         2001       2000        1999
Net assets by geographical area           (pound)m     (pound)m     (pound)m     (pound)m     (pound)m   (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------------------
United Kingdom                              (13.1)       (3.9)       (17.0)       204.3       187.3        (30.7)      (32.5)
North America                               (35.5)        1.5        (34.0)       189.5       155.5        (25.6)      (37.0)
Continental Europe                           17.8         2.3         20.1         52.5        72.6         24.0         5.4
Asia Pacific and Latin America               (7.4)       (0.2)        (7.6)        52.3        44.7        (17.2)      (14.7)
------------------------------------------------------------------------------------------------------------------------------
                                            (38.2)       (0.3)       (38.5)       498.6       460.1        (49.5)      (78.8)
Goodwill and investments in joint
ventures and associates                     476.1        35.5        511.6                      -          705.4        76.0
Deferred and contingent cash                              -
consideration                               (13.0)        -          (13.0)                     -          (67.8)      (39.8)
Net financial items                        (124.4)      (18.6)      (143.0)                  (143.0)      (111.9)        2.4
------------------------------------------------------------------------------------------------------------------------------
Net assets                                  300.5        16.6        317.1                    317.1        476.2       (40.2)
------------------------------------------------------------------------------------------------------------------------------

Net financial items include cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

2   Segmental information (continued)
------------------------------------------------------------------------------------------------------------------------------
                                                               Continuing Operations
                                                               ---------------------


                                                                    Acquisitions           Total
                                                            2001            2001            2001          2000          1999
Group revenue by business segment                        (pound)m       (pound)m        (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                       441.3            6.6          447.9           441.5          335.8
Specialist Communications                                  143.3           13.8          157.1            71.5            -
------------------------------------------------------------------------------------------------------------------------------
Total                                                      584.6           20.4          605.0           513.0          335.8
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                       Continuing Operations
                                       ---------------------
                                                                               Goodwill
                                                                               charges &
                                                                             exceptional
                                                  Acquisitions    Subtotal         items         Total
                                            2001          2001        2001          2001          2001         2000         1999
Operating profit by business segment     (pound)m     (pound)m    (pound)m      (pound)m       (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing         19.9         1.4         21.3        (83.8)      (62.5)        45.3        33.5
Specialist Communications                    12.3         2.9         15.2       (212.7)     (197.5)        16.1         -
------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill
amortisation, exceptional goodwill
impairment charges and exceptional
operating expenses                           32.2         4.3         36.5                                  61.4        33.5
Goodwill amortisation, exceptional
goodwill impairment charges                (234.6)      (34.3)      (268.9)                                  -           -
Exceptional operating expenses              (26.9)       (0.7)       (27.6)                                  -           -
------------------------------------------------------------------------------------------------------------------------------
Total operating (loss)/ profit             (229.3)      (30.7)      (260.0)                  (260.0)        61.4        33.5
------------------------------------------------------------------------------------------------------------------------------

The directors consider that it is more appropriate to show a business segment analysis of revenue than turnover.


                                         Continuing Operations
                                      ----------------------------
                                                                               Goodwill
                                                                                      &
                                                   Acquisitions     Subtotal   contingent        Total
                                             2001          2001         2001     accruals         2001          2000      1999
Net assets by business segment            (pound)m     (pound)m     (pound)m    (pound)m      (pound)m      (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing         (35.7)       (2.4)       (38.1)      192.8        154.7       (60.7)      (78.8)
Specialist Communications                     (2.5)        2.1         (0.4)      305.8        305.4        11.2         -
------------------------------------------------------------------------------------------------------------------------------
                                             (38.2)       (0.3)       (38.5)      498.6        460.1       (49.5)      (78.8)
Goodwill and investments in joint
ventures and associates                      476.1        35.5        511.6                      -         705.4        76.0
Deferred and contingent cash                               -
consideration                                (13.0)                   (13.0)                     -         (67.8)      (39.8)
Net financial items                         (124.4)      (18.6)      (143.0)                  (143.0)     (111.9)        2.4
------------------------------------------------------------------------------------------------------------------------------
Net assets                                   300.5        16.6        317.1                    317.1       476.2       (40.2)
------------------------------------------------------------------------------------------------------------------------------

Net financial items include cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

3. Joint venture and associated undertakings
------------------------------------------------------------------------------------------------------------------------------


Geographical analysis of Group share of joint venture' s and associated                      2001          2000          1999
undertakings' operating profits                                                          (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                               5.5           3.9           3.7
Continental Europe                                                                           0.2           -             -
Asia Pacific and Latin America                                                               0.8           1.7           1.2
------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                                                6.5           5.6           4.9
Goodwill amortisation on joint venture                                                      (0.4)          -             -
------------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                                       6.1           5.6           4.9
------------------------------------------------------------------------------------------------------------------------------

The geographical analysis of joint ventures and associated undertakings is based on the geographical location of the respective head office.

4. Employees
------------------------------------------------------------------------------------------------------------------------------
                                                                                             2001          2000          1999
                                                                                           Number        Number        Number
------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                              1,720         1,271           520
North America                                                                               2,016         1,491           941
Continental Europe                                                                          2,486         2,286         1,850
Asia Pacific and Latin America                                                              3,198         2,712         1,842
------------------------------------------------------------------------------------------------------------------------------
Average number of employees of the Group                                                    9,420         7,760         5,153
------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                                                        7,690         6,658         5,153
Specialist Communications                                                                   1,730         1,102             -
------------------------------------------------------------------------------------------------------------------------------
Average number of employees of the Group                                                    9,420         7,760         5,153
------------------------------------------------------------------------------------------------------------------------------

                                                                                             2001          2000          1999
                                                                                          (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                          318.7         244.7         163.2
Social security costs                                                                        29.3          22.0          16.5
Pension costs - see note 33                                                                  10.9           8.1           4.7
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                       358.9         274.8         184.4
------------------------------------------------------------------------------------------------------------------------------

5. Operating expenses
------------------------------------------------------------------------------------------------------------------------------
                                                                                             2001          2000          1999
                                                                                          (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Staff and other associated costs - see note 4                                               358.9         274.8         184.4
Depreciation of owned
fixed assets                                                                                 17.3          13.4          10.3

Depreciation of assets held under finance leases                                              0.6           0.2           0.1
Loss on sale of tangible
fixed assets                                                                                  0.9           -             0.1

Operating leases           - plant and machinery                                              3.1           0.2           1.9
                           - leasehold property net of sublease income                       32.5          22.3          18.7
Auditor' s remuneration    - audit*                                                           1.7           1.5           1.0
                           - other fees paid to the auditors and their associates             2.1           1.4           0.4
Other administrative expenses                                                               151.4         137.8          85.4
------------------------------------------------------------------------------------------------------------------------------
Operating expenses before goodwill amortisation, exceptional goodwill impairment
charges and exceptional operating expenses                                                  568.5         451.6         302.3
------------------------------------------------------------------------------------------------------------------------------

* The Company audit fee was(pound)22,000 (2000:(pound)25,000),
(1999:(pound)25,000).

Of the other fees paid to the auditors and their associates,(pound)1.8  million,
(2000:  (pound)0.9  million),   (1999:(pound)nil)   related  to  advice  on  the
integration of acquired companies and associated corporate reorganisations.

For the year ended 31 December 2001 the auditors were also paid (pound)1.0 million, (2000: (pound)1.7 million), (1999: (pound)0.4 million) which has been capitalised as part of the goodwill arising on acquisitions.

Net operating expenses, which are all administrative expenses, including goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses were (pound)865.0 million (2000: (pound)451.6 million), (1999: (pound)302.3 million).

6. Exceptional operating expenses
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         2001
                                                                                                                     (pound)m
------------------------------------------------------------------------------------------------------------------------------
Severance                                                                                                                20.9
Property provisions                                                                                                       2.9
Asset write-downs - exceptional depreciation                                                                              3.6
Other                                                                                                                     0.2
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                    27.6
------------------------------------------------------------------------------------------------------------------------------

During 2001 management implemented a wide ranging programme to reduce the Group's cost base. This involved headcount reductions and other cost-related initiatives, including the merger or consolidation of a number of the Group's operating units and the closure or re-organisation of certain loss-making operations.

The tax effect of the exceptional operating items is an estimated credit of (pound)5.2 million.

7. Net interest payable and similar items
------------------------------------------------------------------------------------------------------------------------------
                                                                                             2001          2000          1999
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Interest payable and similar items
Bank loans, overdrafts and other borrowings                                                 19.2          12.3           4.9
Finance leases and hire purchase                                                             0.1           0.1           0.1
Bank fees                                                                                    1.7           1.3           0.7
Foreign exchange                                                                             0.2           -             0.2
------------------------------------------------------------------------------------------------------------------------------
                                                                                            21.2          13.7           5.9
Interest receivable and similar items
Cash and deposits                                                                           (2.9)         (3.7)         (1.5)
------------------------------------------------------------------------------------------------------------------------------
Group net interest payable and similar items                                                18.3          10.0           4.4
Joint ventures                                                                              (2.2)         (1.7)          0.5
Associated undertakings                                                                     (0.1)          0.1          (0.1)
------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar items                                                      16.0           8.4           3.8
------------------------------------------------------------------------------------------------------------------------------

8. Tax on ordinary activities

Reconciliation of the Group' s total tax charge to the United Kingdom statutory rate:
------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2000          1999
                                                                                                       Restated Restated (see
                                                                                             2001  (see note 1)       note 1)
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Tax on pre tax (loss)/profit at 30% (2000: 30%), (1999: 30.25%)                            (81.2)         17.3           9.8
Effects of:
Deferred tax credits not available                                                           3.8          (2.7)         (1.2)
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purpose:
UK                                                                                           0.5           2.4           1.3
US                                                                                           0.6          (0.9)          0.6
Rest of World                                                                                2.4           1.0           0.8
Goodwill                                                                                    80.6           -             -
Unrelieved profit/(losses)                                                                   2.5          (1.9)         (4.4)
Differences between UK and overseas standard tax rates                                      (0.6)          3.0           2.7
Other items                                                                                 (4.1)         (2.6)         (0.6)
------------------------------------------------------------------------------------------------------------------------------
Total tax charge                                                                             4.5          15.6           9.0
------------------------------------------------------------------------------------------------------------------------------


UK corporation tax at 30% (2000: 30%)                                                       (0.2)         (0.8)          0.1
Less: Relief for overseas tax                                                               (0.2)         (0.1)         (0.1)
UK deferred tax                                                                             (0.3)          0.4           -
------------------------------------------------------------------------------------------------------------------------------
Group UK taxation                                                                           (0.7)         (0.5)          -

Overseas taxation                                                                            2.9          15.0           9.5
Overseas deferred tax                                                                       (1.2)         (1.4)         (2.3)
------------------------------------------------------------------------------------------------------------------------------
Group taxation                                                                               1.0          13.1           8.8
Joint ventures                                                                               3.0           2.0           1.1
Associated undertakings                                                                      0.5           0.5           0.7
------------------------------------------------------------------------------------------------------------------------------
Tax on ordinary activities                                                                   4.5          15.6           9.0
------------------------------------------------------------------------------------------------------------------------------


The components of (loss)/profit before taxation are as follows:



------------------------------------------------------------------------------------ ------------- ------------- -------------
                                                                                             2001          2000          1999
                                                                                           (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------ ------------- ------------- -------------
Domestic (UK)                                                                                48.1           6.2           3.1
Foreign                                                                                     222.7          51.3          29.2
------------------------------------------------------------------------------------ ------------- ------------- -------------
                                                                                            270.8         57.5          32.3
------------------------------------------------------------------------------------ ------------- ------------- -------------


At 31 December 2001 the Group had (pound)104 million of operating loss carryforwards expiring between 2001 and 2020. Additionally, the Group had (pound)30 million of operating loss carryforwards, which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2001 and 2020 may be restricted under any of several statutory/regulatory provisions or judicially created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

Refer to note 25 for deferred taxation

9.  Dividend

The Board does not recommend the payment of a dividend in respect of 2001. The dividend for the year ended 31 December 2000 was 2.1p per Ordinary share at a cost of (pound)8.4 million, and for the year ended 31 December 1999 was 1.8p at a cost of (pound)5.1 million,


10. Earnings per share
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2000 Restated 1999 Restated
                                                                                             2001   (see note 1)  (see note 1)
                                                                                          (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
(Losses)/ earnings attributable to Ordinary shareholders                                  (277.6)         36.1          18.6
Goodwill amortisation and impairment*                                                      269.3           -             -
FRS 4 - write off of bank fees                                                               -             -             1.0
------------------------------------------------------------------------------------------------------------------------------
Headline (losses)/ earnings**                                                               (8.3)         36.1          19.6
Exceptional operating items (tax effected)                                                  22.4           -             -
------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings***                                                                        14.1          36.1          19.6
------------------------------------------------------------------------------------------------------------------------------

                                                                                           Shares        Shares        Shares
                                                                                                m             m             m
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares                                                          389.2         294.0         226.6
Dilutive effect of options and contingent consideration                                      -            24.0          13.0
------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares                                                  389.2         318.0         239.6
------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share is calculated using profits attributable to Ordinary shareholders and weighted average number of shares. Diluted earnings per share is calculated using profits attributable to Ordinary shareholders and diluted weighted average number of shares.

Basic headline earnings per share is calculated using headline earnings and weighted average number of shares. Diluted headline earnings per share is calculated using headline earnings and diluted weighted average number of shares.

As there is a basic loss per share, options and contingent consideration have no dilutive effect in the year ended 31 December 2001.

* Includes (pound)0.4 million amortisation of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortisation and impairment of goodwill capitalised on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's underlying performance.

*** Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating items and is presented to show a clearer representation of the underlying results of the business going forward. Basic adjusted earnings per share is calculated using adjusted earnings and weighted average number of shares. Diluted adjusted earnings per share is calculated using adjusted earnings and diluted weighted average number of shares.

Adjusted headline earnings per share is calculated on earnings before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses and is presented to show a clearer representation of the underlying performance of the business. It should not be considered an alternative to UK or US GAAP as a measure of operating profit. Adjusted headline earnings per share is not a measure of financial performance under UK and US GAAP and may not be comparable to other similar titled measures for other companies.

11. Reconciliation of Group operating (loss)/ profit to net cash inflow from operating activities

------------------------------------------------------------------------------------------------------------------------------
                                                                                              2001          2000          1999
                                                                                          (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/ profit                                                            (260.0)         61.4          33.5
Depreciation and amortisation - ongoing                                                     62.0          13.6          10.4
Depreciation and impairment - exceptional                                                  228.4           _             -
Loss on sale of tangible fixed assets                                                        0.9           -             0.1
Prepaid property lease                                                                      (1.1)         (8.3)          -
Decrease in work in progress                                                                10.6           1.4          (4.7)
Decrease/ (increase) in debtors                                                             52.6          (1.8)        (30.0)
Decrease in creditors                                                                      (46.7)        (17.0)         45.5
Utilisation of property provisions                                                          (3.3)         (4.0)         (4.8)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                   43.4          45.3          50.0
------------------------------------------------------------------------------------------------------------------------------

12.      Analysis of cash flow items
------------------------------------------------------------------------------------------------------------------------------
                                                                                             2001          2000          1999
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                            2.7           3.7           1.5
Interest paid                                                                              (16.8)        (10.7)         (5.7)
Interest element of finance leases rental payments                                          (0.1)         (0.1)         (0.1)
Bank fees                                                                                   (1.5)         (2.3)         (1.7)
Dividends paid to minorities                                                                (1.5)         (2.1)         (1.0)
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                      (17.2)        (11.5)         (7.0)
------------------------------------------------------------------------------------------------------------------------------
Taxation paid
UK corporation tax paid                                                                     (3.2)         (1.3)         (0.3)
Overseas tax paid                                                                          (10.2)        (10.0)         (6.4)
------------------------------------------------------------------------------------------------------------------------------
Net tax paid                                                                               (13.4)        (11.3)         (6.7)
------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                          (21.5)        (19.6)        (19.4)
Sale of tangible fixed assets                                                                1.5           1.5           1.1
Purchase of other fixed asset investments                                                   (4.9)         (5.6)         (0.5)
Sale of other fixed asset investments                                                        0.2           0.2           0.2
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                         (24.7)        (23.5)        (18.6)
------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                                        (23.0)        (70.2)        (23.6)
Purchase of joint venture and associated undertakings                                       (0.7)         (1.0)         (2.4)
Sale of joint venture                                                                       (0.6)          -             -
Net cash acquired with subsidiaries                                                         10.7          24.4           3.8
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                           (13.6)        (46.8)        (22.2)
------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash deposits                                                                                0.6           5.2          (5.5)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from management of liquid resources                                          0.6           5.2          (5.5)
------------------------------------------------------------------------------------------------------------------------------


13. Analysis of net (debt)/ funds
------------------------------------------------------------------------------------------------------------------------------
                                                               At                                 Exchange and             At
                                                        1 January           Cash                      non-cash    31 December
                                                             2001          flows   Acquisitions*     movements           2001
                                                         (pound)m       (pound)m       (pound)m       (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                     99.8          26.0            -             (2.3)         123.5
Bank overdrafts                                              (9.0)         (1.5)           -              0.1          (10.4)
------------------------------------------------------------------------------------------------------------------------------
                                                             90.8          24.5            -             (2.2)         113.1
------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                          (127.3)        114.4           (6.8)           0.8          (18.9)
External debt due after one year                            (73.0)       (164.2)           -              1.9         (235.3)
Finance leases                                               (3.7)          1.1            -              0.1           (2.5)
------------------------------------------------------------------------------------------------------------------------------
                                                           (204.0)        (48.7)          (6.8)           2.8         (256.7)
------------------------------------------------------------------------------------------------------------------------------
Cash deposits - current asset
 Investments                                                  1.3          (0.6)           -             (0.1)           0.6
------------------------------------------------------------------------------------------------------------------------------
    Net debt                                               (111.9)        (24.8)          (6.8)           0.5         (143.0)
------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                               At                                  Exchange and             At
                                                        1 January           Cash                       non-cash    31 December
                                                             2000          flows   Acquisitions*      movements           2000
                                                         (pound)m       (pound)m       (pound)m        (pound)m       (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                     80.0           21.5             -             (1.7)          99.8
Bank overdrafts                                              (3.2)          (5.4)            -             (0.4)          (9.0)
---------------------------------------------------------------------------------------------------------------------------------
                                                             76.8           16.1             -             (2.1)          90.8
---------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                            (4.3)         (56.8)          (66.2)           -           (127.3)
External debt due after one year                            (75.8)           3.5             -             (0.7)         (73.0)
Finance leases                                               (0.7)          (3.0)            -              -             (3.7)
---------------------------------------------------------------------------------------------------------------------------------
                                                            (80.8)         (56.3)          (66.2)          (0.7)        (204.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash deposits - current asset investments                     6.4           (5.2)            -              0.1            1.3
---------------------------------------------------------------------------------------------------------------------------------
Net funds/ (debt)                                             2.4          (45.4)          (66.2)          (2.7)        (111.9)
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                                                               At                                  Exchange and             At
                                                        1 January           Cash                       non-cash    31 December
                                                             1999          flows    Acquisitions*     movements           1999
                                                         (pound)m       (pound)m        (pound)m       (pound)m       (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                     62.3           16.0             -              1.7           80.0
Bank overdrafts                                             (21.2)          18.0             -              -             (3.2)
---------------------------------------------------------------------------------------------------------------------------------
                                                             41.1           34.0             -              1.7           76.8
---------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                            (0.5)          (2.0)            1.7           (0.1)          (4.3)
External debt due after one year                            (36.4)         (28.2)          (10.2)          (1.0)         (75.8)
Finance leases                                               (0.4)          (0.3)            -              -             (0.7)
---------------------------------------------------------------------------------------------------------------------------------
                                                            (37.3          (30.5)          (11.9)          (1.1)         (80.8)
---------------------------------------------------------------------------------------------------------------------------------
Cash deposits - current asset investments                     0.8            5.5             -              0.1            6.4
---------------------------------------------------------------------------------------------------------------------------------
Net funds                                                     4.6            9.0           (11.9)           0.7            2.4
---------------------------------------------------------------------------------------------------------------------------------

*excluding cash and overdrafts


14.  Intangible assets - goodwill
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2001            2000
                                                                                                        (pound)m        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Cost
At beginning of year                                                                                       711.8            79.2
Additions                                                                                                   27.3           625.7
Translation adjustment                                                                                       4.3             6.9
---------------------------------------------------------------------------------------------------------------------------------
At end of year                                                                                             743.4           711.8
---------------------------------------------------------------------------------------------------------------------------------
Amortisation
At beginning of year                                                                                           -               -
Amortisation                                                                                              (44.1)               -
Impairment                                                                                               (224.8)               -
Translation adjustment                                                                                       3.8               -
---------------------------------------------------------------------------------------------------------------------------------
At end of year                                                                                           (265.1)               -
---------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of year                                                                                       711.8            79.2
---------------------------------------------------------------------------------------------------------------------------------
At end of year                                                                                             478.3           711.8
---------------------------------------------------------------------------------------------------------------------------------

The (pound)31.6 million increase in goodwill cost during the year ended 31 December 2001 (including translation adjustments) comprises (pound)80.3 million relating to acquisitions in the year net of (pound)48.7 million which relates to movements in contingent consideration, other accruals and translation differences.

The declining revenues and forecasts reported by the subsidiary management in December 2001 triggered a Group-wide impairment review for the goodwill. In conducting the impairment review, Cordiant calculated the net present value of the investments carrying value by discounting the estimated future net cash flows of the business. The discount rates were between 12% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. The review indicated that the carrying value was not supported, in full, in the case of a number of acquisitions. As a result, a write-down of (pound)224.8 million has been reflected in these financial statements. The impairment charge predominantly related to the Lighthouse acquisitions and technology related assets.

15. The effects of the acquisition of subsidiaries

Year ended 31 December 2001

During the year the Group acquired the following subsidiaries:
---------------------------------------------------------------------------------------------------------------------------------
Name of acquisition                                                                                          Date of acquisition
---------------------------------------------------------------------------------------------------------------------------------
Microarts Corporation Inc.                                                                                        5 January 2001
Gallagher & Kelly Public Relations Limited                                                                          3 April 2001
Bulletin International Limited                                                                                        3 May 2001
International Business Information Inc.                                                                             16 July 2001
Presentation Communications International Limited                                                                   26 July 2001
---------------------------------------------------------------------------------------------------------------------------------

It is not considered that these are individually material acquisitions to the Group and therefore, in accordance with the prescribed accounting standards, they have been aggregated in the tables below.

The table below summarises the aggregate of subsidiaries acquired by the Group during 2001:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Goodwill capitalised                                                                                                        80.3
Tangible fixed assets                                                                                                        3.4
Work in progress                                                                                                             1.6
Debtors                                                                                                                     14.3
Current investments                                                                                                          0.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            99.7
---------------------------------------------------------------------------------------------------------------------------------
Loans and finance leases                                                                                                     6.8
Creditors                                                                                                                   20.8
Cost of acquisitions:
Acquisition costs less cash acquired                                                                                       (2.0)
Ordinary shares issued                                                                                                      62.5


Contingent earnout accruals                                                                                                 11.6
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            99.7
---------------------------------------------------------------------------------------------------------------------------------

Notes to the financial statements


The following table sets out the book values of the identifiable assets and liabilities of all acquisitions made in 2001 and their fair value to the Group:

15   The effects of the acquisition of subsidiaries (continued)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Book and Fair
                                                                                                                  value to Group
                                                                                                                        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                                                 3.4
Current assets                                                                                                              27.2
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                                30.6
---------------------------------------------------------------------------------------------------------------------------------
Creditors                                                                                                                  (28.1)
---------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                                                   2.5
---------------------------------------------------------------------------------------------------------------------------------


Goodwill                                                                                                                    80.3
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            82.8
---------------------------------------------------------------------------------------------------------------------------------
Satisfied by:
Shares issued                                                                                                               62.5
Acquisition costs and cash consideration                                                                                     8.7
Contingent earnout accruals                                                                                                 11.6
---------------------------------------------------------------------------------------------------------------------------------
Total consideration                                                                                                         82.8
---------------------------------------------------------------------------------------------------------------------------------
No provisional material fair value adjustments were made to the book value of the identifiable assets and liabilities acquired.

The contingent earnout accruals are based on management' s forecasts of the earnings of various underlying units.


Net cash inflows in respect of the acquisitions comprised:
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            2001
                                                                                                                         (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Acquisition costs and cash consideration                                                                                    8.7
Cash at bank and in hand                                                                                                  (11.2)
Bank overdrafts acquired                                                                                                    0.5
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                      (2.0)
---------------------------------------------------------------------------------------------------------------------------------

Year ended 31 December 2000

The table below summarises the aggregate of subsidiaries acquired by the Group during 2000:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Goodwill capitalised                                                                                                      625.7
Goodwill transferred to reserves                                                                                            0.1
Tangible fixed assets                                                                                                      18.6
Work in progress                                                                                                           13.9
Debtors                                                                                                                   104.8
Current investments                                                                                                         2.0
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          765.1
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Loans and finance leases                                                                                                   66.2
Creditors                                                                                                                 135.3
Minorities                                                                                                                  0.1
Cost of acquisitions:
Cash (net)                                                                                                                 24.4
Ordinary shares issued                                                                                                    440.9
Accruals                                                                                                                   98.2
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          765.1
---------------------------------------------------------------------------------------------------------------------------------

Healthworld Corporation and Lighthouse Global Network Inc. were the only subsidiaries acquired in 2000 that required fair value adjustments.

The effects of the acquisition of Healthworld Corporation in the year to 31 December 2000

The following table sets out the book values of the identifiable assets and liabilities of Healthworld Corporation, in the United States, acquired and their fair value to the Group:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fair value Fair value
                                                                                               Bank Value  adjustment   to Group
                                                                                          Note   (pound)m    (pound)m   (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                          3.0        -           3.0
Current assets                                                                               a       51.1       (0.2)       50.9
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         54.1       (0.2)       53.9
Creditors                                                                                    a      (45.3)      (1.8)      (47.1)
---------------------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                                                                              8.8       (2.0)        6.8
Goodwill                                                                                                                   155.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           161.9
---------------------------------------------------------------------------------------------------------------------------------
Satisfied by:
Shares issued                                                                                                              138.0
Acquisition costs                                                                                                           10.3
Contingent earnout payments                                                                                                  3.3
Options yet to be exercised                                                                                                 10.3
---------------------------------------------------------------------------------------------------------------------------------
Total consideration                                                                                                        161.9
---------------------------------------------------------------------------------------------------------------------------------

Healthworld Corporation is headquartered in the United States. Contingent earnout payments are based on management's forecasts of the earnings of various underlying units. Material adjustment necessary to restate the net assets of Healthworld Corporation to their fair value were:

a) Fair value adjustment to provide for additional provision against irrecoverable debtors, and for relocation of premises and redundancies, committed prior to acquisition, not accrued in the company's management accounts


                                                                                                                            2000
Net cash inflows in respect of the acquisitions comprised:                                                              (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Acquisition costs and cash consideration                                                                                    10.3
Cash at bank and in hand                                                                                                    (9.0)
Bank overdrafts acquired                                                                                                     1.7
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                        3.0
---------------------------------------------------------------------------------------------------------------------------------

There was no charge to the Group's profit and loss account in respect of costs incurred in reorganising, restructuring and integrating the acquisition in the period from effective date of acquisition of 2 March 2000 to 31 December 2000.

The Healthworld group of companies acquired during the year contributed (pound)5.5 million in respect of the Group's net operation cash flows, contributed (pound)0.3 million in respect of net returns on investments and servicing of finance, paid (pound)0.4 million in respect of tax and had net receipts of (pound)0.1 million in respect of capital expenditure.

Healthworld generated a profit after taxation and minority interests of (pound)9.6 million before exceptional items in the year ended 31 December 2000 (1999: (pound)3.3 million), of which a profit of (pound)9.3 million arose in the period from 2 March 200 to 31 December 2000. The unaudited summarised profit and loss account and unaudited statement of total recognised gains and losses for the year from 1 January 2000 to 1 March 2000, extracted from local management accounts, and shown under UK GAAP, and on the basis of the accounting policies of Healthworld prior to the acquisition, are as follows:

                                                                                                                Pre-acquisition
                                                                                                                      Period to
                                                                                                                   1 march 2000
Profit and loss account                                                                                                (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                                                                   18.7
Cost of sales                                                                                                              (9.6)
Revenue                                                                                                                     9.1
--------------------------------------------------------------------------------------------------------------------------------
Net operating expenses                                                                                                     (8.8)
Exceptional items                                                                                                          (2.7)
--------------------------------------------------------------------------------------------------------------------------------
Total net operating expenses                                                                                              (11.5)
--------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                                                             (2.4)
Net interest payable and similar items                                                                                      -
--------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before tax                                                                                     (2.4)
Tax on profit on ordinary activities                                                                                        -
--------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after tax                                                                                      (2.4)
Minority interests                                                                                                          -
--------------------------------------------------------------------------------------------------------------------------------
Loss for the pre-acquisition period                                                                                        (2.4)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                Pre-Acquisition
                                                                                                                    period to 1
                                                                                                                     march 2000
Statement of total recognised gains and losses                                                                           (pound)m
Loss for the pre-acquisition period                                                                                        (2.4)
Translation adjustment                                                                                                      -
------------------------------------------------------------------------------------------------------------- ------------------
Total recognised gains and losses relating to the pre-acquisition period                                                   (2.4)
------------------------------------------------------------------------------------------------------------- ------------------

The effect of the acquisition of Lighthouse Global Network, Inc. in the year to 31 December 2000

The following table sets out the book values of the identifiable assets and liabilities of Lighthouse Global Network, Inc acquired and their fair value to the Group:

                                                                                                       Fair value    Fair value
                                                                                        Book Value    adjustments      to Group
                                                                                Note      (pound)m       (pound)m      (pound)m
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Fixed assets                                                                                  10.2           -            10.2
Current assets                                                                     8          72.6          (2.2)         70.4
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Total assets                                                                                  82.8          (2.2)         80.6
Current liabilities                                                                8        (130.2)         (0.1)       (130.3)
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Net liabilities                                                                              (47.4)         (2.3)        (49.7)
Goodwill                                                                                                                 364.7
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
                                                                                                                         315.0
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Satisfied by
Shares issued                                                                                                            272.5
Acquisition costs paid and accrued                                                                                        14.2
Contingent earnout payments                                                                                               17.7
Options yet to be exercised                                                                                               10.6
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Total consideration                                                                                                      315.0
----------------------------------------------------------------------- ------------- ------------- ------------- --------------


Lighthouse Global Network, Inc. was headquartered in the United States. Contingent earnout payments are based on management's forecasts of the earnings of various underlying units.

Material adjustments necessary to restate the net assets of Lighthouse Global Network, Inc. to their fair value:

a) Fair value adjustment for additional provision against irrecoverable debtors and legal accruals, provided for in the company's management accounts.


                                                                                                                            2000
Net cash outflows in respect of the acquisition comprised:                                                              (pound)m
------------------------------------------------------------------------------------------------------------------- ------------
Acquisition costs                                                                                                            8.6
Cash at bank and in hand                                                                                                    (6.0)
Bank overdrafts acquired                                                                                                     1.0
------------------------------------------------------------------------------------------------------------------- ------------
Total                                                                                                                        3.6
------------------------------------------------------------------------------------------------------------------- ------------

The charge to the Group's profit and loss account in respect of costs incurred in reorganising, restructuring and integrating the acquisition in the period from effective date of acquisition of 6 September to 31 December 2000 was (pound)0.6 million. The Lighthouse Global Network group of companies acquired during the year contributed (pound)2.9 million in respect of the Groups net operating cash flows.

Lighthouse Global Network, Inc. generated a profit after taxation and minority interest (pound)11.3 million in the year ended 31 December 2000 (1999:
(pound)0.9 million), of which a profit of (pound)4.1 million arose in the period of 6 September 2000 to 31 December 2000. The unaudited summarised profit and loss account and unaudited statement of total recognised gains and losses for the year from 1 January 2000 to 5 September 2000, extracted from local management accounts, and show under UK GAAP, and on the basis of the accounting policies of Lighthouse Global Network, Inc. prior to the acquisition, are as follows:

                                                                                                                 Pre-acquisition
                                                                                                                     period to 5
                                                                                                                  September 2000
Profit and loss account                                                                                                 (pound)m
---------------------------------------------------------------------------------------------------------------- ---------------
Turnover                                                                                                                   137.8
Cost of sales                                                                                                              (61.1)
---------------------------------------------------------------------------------------------------------------- ---------------
Revenue                                                                                                                     76.7
Net operating expenses                                                                                                     (60.9)
---------------------------------------------------------------------------------------------------------------- ---------------
Operating profit                                                                                                            15.8
Net interest payable and similar items                                                                                      (4.6)
---------------------------------------------------------------------------------------------------------------- ---------------
Profit on ordinary activities before tax                                                                                    11.2
Tax on profit on ordinary activities                                                                                        (4.0)
---------------------------------------------------------------------------------------------------------------- ---------------
Profit on ordinary activities after tax                                                                                      7.2
Minority interests                                                                                                           -
---------------------------------------------------------------------------------------------------------------- ---------------
Profit for the pre-acquisition period                                                                                        7.2
---------------------------------------------------------------------------------------------------------------- ---------------

                                                                                                                 Pre-acquisition
                                                                                                                     period to 5
                                                                                                                  September 2000
Statement of total recognised gains and losses                                                                          (pound)m
---------------------------------------------------------------------------------------------------------------- ---------------
Profit for the pre-acquisition period                                                                                        7.2
Translation adjustment                                                                                                      (1.0)
                                                                                                                 ---------------
Total recognised gains and losses relating to the pre-acquisition period                                                     6.2
---------------------------------------------------------------------------------------------------------------- ---------------

16. Scholz & Friends AG transaction

On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE"), were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant' s holding in Scholz & Friends Group GmbH and 11.0% of Cordiant' s holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE. An unrealised gain on disposal of (pound)4.2 million arose and (pound)3.4 million of goodwill previously written off to reserves was credited back as a result of these transactions.
Book value of Group' s share of net liabilities disposed of:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                                               (2.7)
Work in progress                                                                                                           (0.8)
Debtors                                                                                                                    (2.4)
Creditors and provisions                                                                                                    8.1
Cash                                                                                                                       (0.7)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            1.5
Goodwill on initial acquisition                                                                                            (5.5)
Cost of disposal                                                                                                           (0.5)
Fair value of group' s share of the business acquired                                                                       8.7
--------------------------------------------------------------------------------------------------------------------------------
Unrealised gain on disposal                                                                                                 4.2
--------------------------------------------------------------------------------------------------------------------------------

Fair value of Group' s share of net assets acquired:
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                                                0.8
Work in progress                                                                                                            0.2
Debtors                                                                                                                     4.1
Creditors and provisions                                                                                                   (3.1)
Cash                                                                                                                        5.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            7.4
Cost of acquisition                                                                                                        (0.5)
Goodwill on acquisition                                                                                                     1.8
--------------------------------------------------------------------------------------------------------------------------------
Fair value of group' s share of business acquired                                                                           8.7
--------------------------------------------------------------------------------------------------------------------------------
Goodwill on acquisition will be amortised over a useful economic life of 20 years

Notes to the financial statements

17.      Tangible fixed assets
--------------------------------------------------------------------------------------------------------------------------------
                                                       Leasehold       Leasehold   Information   Furniture
                                        Freehold    improvements    improvements    technology   and other     Motor
                                        property          - long         - short     equipment   equipment  vehicles      Total
--------------------------------------------------------------------------------------------------------------------------------
Cost                                      (pound)m        (pound)m        (pound)m      (pound)m    (pound)m  (pound)m   (pound)m
At beginning of year                         1.4            2.9            24.6          47.7        35.9        4.1      116.6
Translation adjustment                       -             (0.1)           (0.1)         (0.6)       (0.5)       -         (1.3)
Additions                                    -              1.3             7.5           7.7         4.9        0.8       22.2
Companies acquired                           0.3            0.2             0.6           1.2         1.0        0.1        3.4
Disposals                                   (0.3)          (0.5)           (1.6)        (15.1)       (4.5)      (1.3)     (23.3)
Reclassification                             -              -               -             2.2        (2.2)       -          -
--------------------------------------------------------------------------------------------------------------------------------
At end of year                               1.4            3.8            31.0          43.1        34.6        3.7      117.6
--------------------------------------------------------------------------------------------------------------------------------
Depreciation
At beginning of year                         -              0.2             8.7          28.0        18.0        2.1       57.0
Translation adjustment                       -              0.1             -            (0.1)       (0.5)      (0.1)      (0.6)
Charge for the year - ongoing                0.1            0.4             3.0           7.7         5.9        0.8       17.9
Charge for the year - exceptional            -              -               -             2.0         1.6        -          3.6
Disposals                                    -             (0.1)           (1.2)        (14.9)       (3.6)      (1.1)     (20.9)
Reclassification                             -              -               -             1.5        (1.5)       -          -
--------------------------------------------------------------------------------------------------------------------------------
At end of year                               0.1            0.6            10.5          24.2        19.9        1.7       57.0
--------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of year                         1.4            2.7            15.9          19.7        17.9        2.0       59.6
--------------------------------------------------------------------------------------------------------------------------------
At end of year                               1.3            3.2            20.5          18.9        14.7        2.0       60.6
--------------------------------------------------------------------------------------------------------------------------------

Net book value of assets held under
finance leases included above

At beginning of year                         -              -               -             0.3         0.1        0.1        0.5
--------------------------------------------------------------------------------------------------------------------------------
At end of year                               -              -               -             0.5         0.1        -          0.6
--------------------------------------------------------------------------------------------------------------------------------

Net book value of land and buildings, which includes freehold property and leasehold improvements, at 31 December 2001 was (pound)25.0 million (2000:
(pound)20.0 million).

18. Investments
--------------------------------------------------------------------------------------------------------------------------------
                                                       Associated undertakings
                                                       -----------------------

                                                    Share of                                            Long-term
                                                  net assets      Goodwill    Sub-total   Own Shares   investments         Total
Group                                               (pound)m      (pound)m     (pound)m     (pound)m      (pound)m      (pound)m
--------------------------------------------------------------------------------------------------------------------------------
At beginning of year                                     2.6          3.1           5.7          -            6.1         11.8
Additions                                                0.8          -             0.8          2.4          2.5          5.7
Disposals                                                -            -             -            -           (0.2)        (0.2)
Share of retained earnings for the financial
year                                                     0.6          -             0.6          -            -            0.6
--------------------------------------------------------------------------------------------------------------------------------
At end of year                                           4.0          3.1           7.1          2.4          8.4         17.9
--------------------------------------------------------------------------------------------------------------------------------

All long-term investments are unlisted.

The  total  for  all  investments,   including  investments  in  joint  ventures
is (pound)44.1 million (2000:(pound)11.8 million).

The Group' s interest in Zenith Optimedia Group Limited is classified as a joint venture and in the prior year is represented by a net deficit and disclosed as a provision (see note 19).

The Cordiant Communications Group 2001 Employee Benefit Trust was established on 21 June 2001 to encourage and facilitate the holding of shares by or for the benefit of the employees of the Group. The trust purchases the company' s shares in the market, and it may use discretionary powers to grant options over these shares to selected employees under certain employees' share schemes or to provide benefits to the Groups employees in other ways. The trust has an independent, professional trustee, Ogier Employee Benefit Trustee Limited, and is currently financed by advances from the Group. The Group accounts for its own shares as a fixed asset investment. Costs of administering the scheme are charged to the profit and loss account as they are incurred. At 31 December 2001 the Cordiant Communications Group 2001 Employee Benefit Trust owned 1.2 million shares with a market value of (pound)1.1 million and these are held for the long term benefit of the employees of the Group. The Trustee has agreed under the Trust Deed dated 21 June 2001 to waive, at the company's discretion, all rights to any future dividends which may be payable on any shares in the Company held in trust. Such waivers of dividends payable during the year ended 31 December 2001 amounted to (pound) nil.

-------------------------------------------------------------------------------------------------------------------------------
                                                              Group undertakings
                                                              ------------------
                                                    Investments           Loans       Sub-total          Other           Total
Company                                                (pound)m        (pound)m        (pound)m       (pound)m        (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Cost
At beginning of year                                     553.2           277.8           831.0             0.3          831.3
Additions                                                188.2           400.8           589.0             _            589.0
Disposals                                               (391.6)         (167.1)         (558.7)            _           (558.7)
-------------------------------------------------------------------------------------------------------------------------------
At end of year                                           349.8           511.5           861.3             0.3          861.6
-------------------------------------------------------------------------------------------------------------------------------
Provisions
At beginning of year                                      11.2            55.7            66.9             -             66.9
Additions                                                 13.1           184.1           197.2             -            197.2
-------------------------------------------------------------------------------------------------------------------------------
At end of year                                            24.3           239.8           264.1             -            264.1
-------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of year                                     542.0           222.1           764.1             0.3          764.4
-------------------------------------------------------------------------------------------------------------------------------
At end of year                                           325.5           271.7           597.2             0.3          597.5
-------------------------------------------------------------------------------------------------------------------------------

Except where otherwise indicated the Company either directly or indirectly owned 100% of each class of the issued shares of the undertakings listed below. All these undertakings are advertising and marketing communications companies.

In light of the exceptional goodwill impairment charges discussed in note 14, provisions of (pound)197.2 million have been made against corresponding investments in the company balance sheet.

The country of operation and registration of the principal undertakings were as follows:

England                                 Bates UK Limited
                                        Financial Dynamics Limited
Australia                               George Patterson Pty Limited
Germany                                 Scholz & Friends AG (77% Ordinary)
Korea                                   Diamond Ad Ltd (80% Ordinary)
US                                      Bates Advertising USA, Inc.
                                        GHBM, Inc.

A full list of Group companies will be included in the Company' s annual return.

In the opinion of the Directors, these undertakings principally affect the results and assets of the Group. In addition to the companies shown above, the Group also holds investments in other subsidiaries and associated undertakings.

Notes to the financial statements

19. Joint venture

The share of the assets of the joint venture at 31 December 2001 is disclosed below:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       pound)m
-------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                                                 38.2
Share of fixed assets                                                                                                     2.1
Share of current assets                                                                                                 150.8
-------------------------------------------------------------------------------------------------------------------------------
Share of gross assets (including goodwill)                                                                              191.1
-------------------------------------------------------------------------------------------------------------------------------
Liabilities due within one year                                                                                        (162.2)
Liabilities due after one year                                                                                           (2.7)
-------------------------------------------------------------------------------------------------------------------------------
Share of gross liabilities                                                                                             (164.9)
-------------------------------------------------------------------------------------------------------------------------------
Share of joint venture                                                                                                   26.2
-------------------------------------------------------------------------------------------------------------------------------

The provision for joint venture at 31 December 2000 is disclosed below:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
The Group share of net liabilities is as shown below:
Fixed assets                                                                                                              2.1
Current assets                                                                                                          128.5
Share of gross assets                                                                                                   130.6
-------------------------------------------------------------------------------------------------------------------------------
Liabilities due within one year                                                                                        (142.6)
Liabilities due after one year                                                                                           (0.1)
-------------------------------------------------------------------------------------------------------------------------------
Share of gross liabilities                                                                                             (142.7)
-------------------------------------------------------------------------------------------------------------------------------
Share of joint venture                                                                                                  (12.1)
-------------------------------------------------------------------------------------------------------------------------------

On 1 October 2001, Zenith Media, the Group's joint venture and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50% interest in Zenith Media in exchange for 25% of the Optimedia businesses. This has resulted in Cordiant having a 25% share of Zenith Optimedia Group Limited and the unrealised gain on disposal of (pound)36.8 million on the transaction is shown in the Statement of Recognised Gains and Losses.

Under the terms of the Group's contractual agreement with Publicis Groupe SA the directors consider Zenith Optimedia Group Limited to be a joint venture.

Book value of 25% of net liabilities of Zenith Media disposed of:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                                             (1.2)
Debtors                                                                                                                 (47.8)
Creditors and provisions                                                                                                 91.7
Cash                                                                                                                    (36.5)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          6.2
Cost of disposal                                                                                                         (0.6)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          5.6
Fair value of group' s share of the business acquired                                                                    31.2
-------------------------------------------------------------------------------------------------------------------------------
Unrealised gain on disposal                                                                                              36.8
-------------------------------------------------------------------------------------------------------------------------------

Fair value of 25% of net liabilities of Optimedia acquired:

------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                                              1.0
Work in progress                                                                                                          5.5
Debtors                                                                                                                  58.3
Creditors and provisions                                                                                                (76.7)
Cash                                                                                                                      5.3
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (6.6)
Cost of acquisition                                                                                                      (0.7)
Goodwill on acquisition                                                                                                  38.5
------------------------------------------------------------------------------------------------------------------------------
Fair value of share of business acquired                                                                                 31.2
------------------------------------------------------------------------------------------------------------------------------

Goodwill on the acquisition is to be amortised over 20 years and amortisation of (pound)0.4 million has been charged in the period.

20.   Debtors

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Group                    Company
                                                                       ------------------------------------------------------
                                                                                             2000
                                                                                 2001     Restated         2001         2000
Due within one year:                                                         (pound)m     (pound)m     (pound)m     (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Trade debtors                                                                 358.1         401.1          -            -
Amounts due from joint venture and associated undertaking                       0.3           0.6          -            -
Deferred tax                                                                    6.5           4.7          -            -
Other debtors                                                                  27.0          22.7          1.3          0.3
Prepayments and accrued income                                                 26.4          27.7          -            0.1
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                         418.3         456.8          1.3          0.4
-----------------------------------------------------------------------------------------------------------------------------
Due after one year:
Other debtors                                                                   6.3           4.9          -            -
Prepayments and accrued income                                                 21.1          20.6          -            -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                          27.4          25.5          -            -
-----------------------------------------------------------------------------------------------------------------------------
Total debtors                                                                 445.7         482.3          1.3          0.4
-----------------------------------------------------------------------------------------------------------------------------

Total Group other debtors amounted to(pound)33.3 million (2000:(pound)27.6 million). Total Group prepayments and accrued income amounted to (pound)47.5 million (2000:(pound)48.3 million).

Valuation and Qualifying accounts
                                                                           Balance at                              Balance at
                                                                            beginning   Profit and                     end of
                                                                            of period  loss charge      Utilised       period
                                                                             (pound)m     (pound)m      (pound)m     (pound)m
------------------------------------------------------------------------ ------------- ------------ ------------- ------------
Year ended 31 December 2001

Provision for bad and doubtful debts (deducted from trade debtors)               18.3           -           (1.9)         16.4
Provision for non recoverable work in progress (deduced from work in
progress)                                                                         1.1           -           (0.3)          0.7

------------------------------------------------------------------------ ------------- ------------ ------------- ------------
Year ended 31 December 2000

Provision for bad and doubtful debts (deducted from trade debtors)               11.2           7.1          -            18.3
Provision for non recoverable work in progress (deduced from work in
progress)                                                                         0.7           0.4          -             1.1

------------------------------------------------------------------------ ------------- ------------ ------------- ------------
Year ended 31 December 1999

Provision for bad and doubtful debts (deducted from trade debtors)                7.5           3.7          -            11.2
Provision for non recoverable work in progress (deduced from work in
progress)                                                                         2.1           -           (1.4)          0.7

------------------------------------------------------------------------ ------------- ------------ ------------- ------------


21. Current asset investments
------------------------------------------------------------------------------------------------------------------------------
                                                                                                             2001        2000
                                                                                                         (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------------------
Cash deposits                                                                                                 0.6         1.3
Other - unlisted                                                                                              0.3         1.1
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                         0.9         2.4
------------------------------------------------------------------------------------------------------------------------------


22.      Creditors
------------------------------------------------------------------------------------------------------------------------------
                                                                            Group                      Company
                                                                  ------------------------------------------------------------
                                                                             2001           2000          2001           2000
Due within one year:                                                     (pound)m       (pound)m      (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                   18.9          127.3             -          117.5
Bank overdrafts                                                              10.4            9.0          10.4              -
Finance leases and hire purchase                                              2.2            2.8             -              -
Tax and social security                                                      39.2           39.7             -            0.8
Trade creditors                                                             325.4          342.2             -              -
Amounts due to subsidiary undertakings                                          -              -          11.7            5.1
Amounts due to joint ventures and associated undertakings                     5.0            7.5             -              -
Proposed dividends - equity shareholders                                        -            8.4             -            8.4
Accruals and deferred income                                                135.4          182.2             -              -
Other creditors                                                              19.8           22.6           2.9            4.8
------------------------------------------------------------------------------------------------------------------------------
Total                                                                       556.3          741.7          25.0          136.6
------------------------------------------------------------------------------------------------------------------------------
Due after one year:
Bank loans                                                                  115.4           73.0             -              -
Guaranteed Senior Notes                                                     119.9              -             -              -
Finance leases and hire purchase                                              0.3            0.9             -              -
Tax and social security                                                      18.8           26.2             -            1.2
Accruals and deferred income                                                  3.7           20.6             -              -
Other creditors                                                               5.9           10.0             -            0.3
------------------------------------------------------------------------------------------------------------------------------
Total                                                                       264.0          130.7             -            1.5
------------------------------------------------------------------------------------------------------------------------------


In April 2001, the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes, via private placement. The Guaranteed Senior Notes mature in April 2011 and had an average life of eight years at issue taking into account scheduled repayments of $35.0 million ((pound)24.3million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million ((pound)121.5 million) which matured in November 2001. Bank loans consist of drawings under the Group' s $225.0 million syndicated revolving credit facility, which matures in November 2004.

As at 31 December 2001, an amount of (pound)2.0 million (2000: (pound)0.7 million) included in bank loans and overdrafts was secured by charges over assets. In addition an amount of (pound)231.0 million (2000: (pound)179.4 million) of the Group' s borrowings was secured by guarantees from a number of its subsidiaries. Liabilities under finance leases are secured on the assets leased. No trade creditors were secured on related trade debtors and cash balances at 31 December 2001 (2000: (pound)0.6 million).

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated revolving credit facility and Guaranteed Senior Notes. The coupon payable on Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated bank facilities and notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and their use of disposal proceeds. The holders of the Guaranteed Senior Notes will be entitled to require the Company to pre-pay the Notes in November 2004 (or upon any refinancing of the Group' s syndicated bank facilities if earlier) with a `make-whole' penalty, unless the Group meets certain financial tests at that time.

Pursuant to the Amended and Restated Loan Agreement dated as of April 19, 2002, the Group may pay annual (not interim dividends) out of its available excess cash flow in respect of any fiscal year after 31 December 2001, provided that the Group satisfies certain financial conditions, particularly with respect to debt ratios, so long as there are no events of default under the Amended and Restated Loan Agreement.

23.  Finance leases


------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2001            2000
Gross obligations under finance leases due after more than one year                                  (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------------------

Within two to five years                                                                                  0.3             0.9
------------------------------------------------------------------------------------------------------------------------------

24.  Guarantees and contingent liabilities

In addition to the amounts described in Note 22, the Company has guaranteed (pound)4.4 million (2000: (pound)8.1 million) of borrowings of subsidiary undertakings. At 31 December 2001 in total (pound)235.4 million (2000:
(pound)187.5 million) of such borrowings were outstanding.

The Company has guaranteed the operating lease commitments relating to leasehold property of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at 31 December 2001 at current rents amounted to (pound)127.4 million (2000: (pound)136.7 million). In addition, the Company has given other guarantees incurred in the normal course of business of (pound)107.6 million (2000: (pound)40.6 million) in aggregate.

In 1997 the Company gave guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at 31 December 2001 were (pound)174.9 million (2000: (pound)170.1 million).

The Company and Saatchi and Saatchi plc each previously guaranteed Zenith' s bank facility (31 December 2000 facility totalled (pound)16.5 million, drawings totalled (pound)7.7 million). Due to the merger of Zenith with Optimedia, the Company no longer provides such guarantees. The Company holds 25% of the merged entity, Zenith Optimedia Group Limited.

Other guarantees given by Group companies to third parties amounted to (pound)5.8 million at 31 December 2001 (2000: (pound)2.5 million).

25.  Provisions
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Pensions and
                                                        Deferred                        similar
                                                        taxation                     employment
                                                      (restated)        Property    obligations           Other          Total
Provisions for liabilities and charges                  (pound)m        (pound)m       (pound)m        (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Gross provisions
At beginning of the year                                     1.0           24.8            17.8            2.2            45.8
Translation adjustment                                      (0.1)           -               0.3            -               0.2
Profit and loss account                                     (0.4)           2.9             4.2           (0.5)            6.2
Utilised                                                     -             (3.3)           (3.5)          (0.5)           (7.3)
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                           0.5           24.4            18.8            1.2            44.9
-------------------------------------------------------------------------------------------------------------------------------
Discount
At beginning of the year                                     -              5.2             -              -               5.2
Profit and loss account                                      -             (0.8)            -              -              (0.8)
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                           -              4.4             -              -               4.4
-------------------------------------------------------------------------------------------------------------------------------
Net book value:
At beginning of the year                                     1.0           19.6            17.8            2.2            40.6
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                           0.5           20.0            18.8            1.2            40.5
-------------------------------------------------------------------------------------------------------------------------------


The property provision is the estimated future cost of the Group' s onerous leases based on known and estimated rental subleases. The cost includes provisions for required dilapidation costs and any anticipated future rental shortfalls. Other provisions comprise certain contingent liabilities where the timing and nature of the settlement is uncertain but considered probable.

Of the provisions for pensions and similar employment obligations, (pound)1.1 million relates to defined contribution schemes, (pound)0.3 million relates to the defined benefit scheme, (pound)3.0 million relates to an unfunded deferred compensation plan (see note 33), (pound)11.4 million relates to a separate arrangement to provide post-retirement benefits and (pound)3.0 million relates to other overseas statutory requirements.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2001            2000
Analysis of leasehold property provisions by years:                                                  (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------------------
Within one year                                                                                           3.8            3.9
One to two years                                                                                          2.5            3.3
Two to five years                                                                                         7.6            5.4
After five years                                                                                          6.1            7.0
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                    20.0           19.6
------------------------------------------------------------------------------------------------------------------------------

Deferred taxation
------------------------------------------------------------------------------------ ------------- ------------- -------------
                                                                                                           2000
                                                                                             2001    (restated)        1999
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------ ------------- ------------- -------------
Provisions for UK deferred taxation                                                           -             1.0           -
Provisions for overseas deferred taxation                                                     0.5           -             1.2
------------------------------------------------------------------------------------ ------------- ------------- -------------
                                                                                              0.5           1.0           1.2
------------------------------------------------------------------------------------ ------------- ------------- -------------

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated (pound)61 million (2000: (pound)80 million), (1999: (pound)69 million).

Temporary differences at the appropriate tax rate at 31 December 2001 and 2000 are as follows:

-------------------------------------------------------------------------------------------------- ------------- -------------
                                                                                                           2001          2000
                                                                                                       (pound)m      (pound)m
-------------------------------------------------------------------------------------------------- ------------- -------------
Deferred tax asset
Accrued property rental expense                                                                             7.3           6.4
Accrued compensation                                                                                        6.4           6.4
Capital loss carryforwards                                                                                 13.9          15.0
Operating loss carryforwards                                                                               47.6          50.0
Other                                                                                                      16.3          10.8
-------------------------------------------------------------------------------------------------- ------------- -------------
Total deferred tax assets                                                                                  91.5          88.6
Valuation allowance                                                                                       (85.0)        (80.5)
-------------------------------------------------------------------------------------------------- ------------- -------------
Net deferred tax asset                                                                                      8.5           8.1
-------------------------------------------------------------------------------------------------- ------------- -------------

Deferred tax liabilities
Other                                                                                                      (2.5)         (4.4)
-------------------------------------------------------------------------------------------------- ------------- -------------
Net deferred tax assets                                                                                     6.0           3.7
-------------------------------------------------------------------------------------------------- ------------- -------------

*See note 8 for a discussion of potential restrictions on operating loss carryforwards.

A valuation allowance is provided to reduce the deferred tax assets to a level which, based on the weight of available evidence, will more likely than not be realised based on this criteria.

The net change in the valuation allowance for deferred tax assets during 2001 amounted to an increase of (pound)4.5 million.


26.  Share capital
----------------------------------------------------------------------------------------------------------------------------
                                                                                                        2001           2000
                                                                                                    (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------------
Authorised share capital of the Company                                                                260.0          260.0
----------------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid:
400,880,111 Ordinary shares of 50p each (2000: 364,561,997 Ordinary shares of 50p each)                200.4          182.3
----------------------------------------------------------------------------------------------------------------------------

During the year the Company issued 5.5 million Ordinary shares of 50p each for consideration of (pound)4.1 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 30.8 million Ordinary shares of 50p each for a total consideration of (pound)70.8 million in respect of acquisitions during the year and the settlement of contingent consideration on previous transactions.

Notes to the financial statements

27.      Movement in shareholders' funds
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Profit       Total
                                 Share      Share     Merger   Shares to    Special    Warrant      Other     account    Restated
                               capital    premium    reserve   be issued   reserves    reserve   reserves    Restated (see note 1)
                              (pound)m   (pound)m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m    (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------------------
At 1 January 1999               112.7        2.3         -          1.3        25.7       -         -      (205.9)         (63.9)
Issues of Ordinary Shares
net of expenses                   1.7        0.9         3.4        -           -         -         -         -              6.0
Option payment for
employee share scheme             -          -           -          0.1         -         -         -         -              0.1
Goodwill arising on
acquisitions made in
previous periods                  -          -           -          -           -         -         -        (3.1)          (3.1)
Profit retained for the
period                            -          -           -          -           -         -         -        13.5           13.5
Reversal of imputed
employees share scheme
cost                              -          -           -          -           -         -         -         2.6            2.6
Translation adjustment            -          -           -          -           -         -         -        (1.0)          (1.0)
---------------------------------------------------------------------------------------------------------------------------------
At 31 December 1999             114.4        3.2         3.4        1.4        25.7       -         -      (193.9)         (45.8)
Prior year adjustment -
deferred tax                                                                                                  1.6            1.6
---------------------------------------------------------------------------------------------------------------------------------
                                114.4        3.2         3.4        1.4        25.7       -         -      (192.3)         (44.2)
Issues of Ordinary Shares
net of expenses                  67.9      134.0       247.3       33.7         -         -         -         -            482.9
Options payments for
employee share scheme             -          -           -          -           -         -         -        (1.7)          (1.7)
Goodwill arising on
acquisitions made in
previous periods                  -          -           -          -           -         -         -        (0.1)          (0.1)
Profit retained for the
period                            -          -           -          -           -         -         -        25.2           25.2
Reversal of imputed
employee share scheme cost        -          -           -          -           -         -         -         4.1            4.1
Translation adjustment            -          -           -          -           -         -         -        (1.3)          (1.3)
---------------------------------------------------------------------------------------------------------------------------------
At 31 December 2000             182.3      137.2       250.7       35.1        25.7       -         -      (166.1)         464.9
Prior year adjustment -
deferred tax                      -          -            -          -          -         -         -         2.5            2.5
---------------------------------------------------------------------------------------------------------------------------------
At beginning of the year        182.3      137.2      250.7         35.1-      25.7       -          -     (163.6)         467.4
- restated
Consideration for
acquisitions in the year         13.6       33.4       15.5          -          -         -          -        -             62.5
Adjustments to contingent                                                                            -
consideration                     1.8        1.7          -      (21.8)         -         20.8                -              2.5
Exercising of employee
share schemes                     2.7        6.1          -       (0.2)         -          -         -       (4.5)           4.1
Transfer of merger reserve                           (231.0)                                      231.0
Release of reserves
against investments and
loan provisions                   -          -         (5.4)         -          -         -      (150.0)    155.4            -
Loss retained for the year        -          -            -          -          -         -         -      (277.6)        (277.6)
Gain on sale of joint
venture and subsidiary
undertakings - unrealised         -          -            -          -          -         -        44.4       -             44.4
Realisation of gain on
sale of joint venture and
subsidiary undertakings           -          -            -          -          -         -        (0.4)      0.4            -
Translation adjustment            -          -            -          -          -         -         -         3.7            3.7
Other movements                   -          -            -          -          -         -         -        (0.2)          (0.2)
---------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001             200.4      178.4       29.8       13.1       25.7       20.8      125.0    (286.4)         306.8
---------------------------------------------------------------------------------------------------------------------------------

The total movement in the merger reserve in 2001 of (pound)220.9 million arose following the acquisition, by issue of the Company' s shares, of the Group' s 100% interest in Bulletin International Limited, Gallagher & Kelly Public Relations Limited and Presentation Communications International Limited which increased the merger reserve by (pound)15.5 million, the transfer of (pound)5.4 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-designation of (pound)231.0 million of the merger reserve to other reserves following Group restructuring.

The unrealised gain of (pound)44.4 million on sale of joint venture and subsidiary undertakings is discussed at notes 16 and 19.

The movement in the merger reserve in 2000 of (pound)247.3 million arose following the acquisition, by issue of the Company's shares of the Group's 100% interest in PSD Associates Limited, Arcom Limited, and Bamber Forsyth Limited in the United Kingdom, and Lighthouse Global Network, Inc. in the United States. Where equity shares are issued at a premium in excess of par value in consideration for such an acquisition, there is relief from the requirement to credit the premium to "Premiums in Excess of Par Value."

The special reserve is non-distributable other than for the purposes of paying up shares in a bonus issue of fully paid shares.

As at 31 December 2001 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to (pound)115.5 million (2000: (pound)118.7 million). Of this movement, (pound)3.4 million represented the recycling of goodwill included in the unrealised gain on the disposal of the subsidiary undertaking.

As at 31 December 2001, the Profit and loss Account included cumulative exchange translation losses of(pound)27.3 million (2000:(pound)31.0 million; 1999:(pound)29.7 million).


28. Commitments

The Group is committed to make certain capital payments in the form of deferred consideration and earnouts. The Directors' best estimate of commitments, totalling (pound)24.6 million (2000: (pound)79.4 million) have been accrued in the balance sheet. Of this amount (pound)13.0 million is payable in cash with the remaining (pound)11.6 million being payable in new Ordinary shares. At 31 December 2001 the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases for the following year:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                        2001           2000
Capital expenditure:                                                                                (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------------
Committed but not provided for                                                                           0.7            1.6
----------------------------------------------------------------------------------------------------------------------------

                                                         Land and buildings
                                               ---------------------------------------
                                                        Gross     Discounts         Net        Other         2001       2000
Non-cancellable operating leases which expire:       (pound)m      (pound)m    (pound)m     (pound)m     (pound)m   (pound)m
----------------------------------------------------------------------------------------------------------------------------
Within one year                                         6.0          -            6.0         0.7          6.7          5.8
Within two to five years                               14.4         (1.7)        12.7         1.7         14.4         19.6
Over five years                                        25.3         (2.1)        23.2         0.2         23.4         25.7
----------------------------------------------------------------------------------------------------------------------------
Total                                                  45.7         (3.8)        41.9         2.6         44.5         51.1
----------------------------------------------------------------------------------------------------------------------------


Of the above operating lease property commitments an amount of (pound)10.8 million is recoverable from sub-tenants (2000: (pound)9.7 million).

Notes to the financial statements

29.  Transactions with related parties

During the year transactions in the ordinary course of business with joint ventures and associated undertakings were as follows:
-----------------------------------------------------------------------------
                                                       2001             2000
                                                   (pound)m         (pound)m
-----------------------------------------------------------------------------
Media services                                         79.7            116.6
Production                                              1.0             11.0
-----------------------------------------------------------------------------
Total                                                  80.7            127.6
-----------------------------------------------------------------------------

The balances with joint ventures and associated undertakings at 31 December 2001 are disclosed in Notes 20 and 22.

No Director had any material interest in any contracts with the Company or any of its subsidiaries or owned shares in any subsidiary.

30. Derivatives and other financial instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments - Group policy
The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central $225.0 million ((pound)154.1 million) bank facility (2000: $400.0 million, (pound)268.5 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest. In April 2001 the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes via private placement, as detailed later in this note. The proceeds of this issue were used to repay and cancel $175.0 million ((pound)119.9 million) of committed facilities which matured in November 2001.

As a result of the economic slowdown in 2001, the Group re-negotiated certain terms of its principal financing arrangements in April 2002 including financial covenants, interest costs and undertakings with respect to uses of cash flow. The disclosures provided in this note are based on the terms applicable to the Group's borrowings at 31 December 2001. The principal terms of the new arrangements are disclosed in Note 22.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps and swaps and forward foreign currency contracts. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group's investment activities.

Interest rate risk
The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Groups fixed and floating rate borrowings are denominated in sterling or US dollars. This exposure is primarily managed via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in both sterling and US dollars in line with Group policy. The Group also uses interest rate caps to hedge the cost of floating rate borrowings.

Liquidity risk
The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

As at 31 December 2001, sterling swaps with maturities between March and August 2003, and a US dollar swap with maturity in 2011 in line with expected maturity of the Guaranteed Senior Notes were in place. In addition, the Group had interest rate caps with maturities between March and June 2003 in place.

Foreign currency risk
The Group has significant and diverse investments in foreign operations, the Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge the translation of international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge transaction exposures on cash repatriations from its international operations and cross-border trading.

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page F34.

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

Interest rate profile
The interest rate profile of the financial liabilities of the Group was:

----------------------------------------------------------------------------------------------------------------------------
                                        2001                                                  2000
                ------------------------------------------------------------------------------------------------------------
                                               Financial                                            Financial
                     Floating         Fixed  liabilities                   Floating        Fixed  liabilities
                         rate          rate     on which                       rate         rate     on which
                    financial     financial  no interest                  financial    financial  no interest
                  liabilities   liabilities      is paid        Total   liabilities  liabilities      is paid         Total
Currency             (pound)m      (pound)m     (pound)m     (pound)m      (pound)m     (pound)m     (pound)m      (pound)m

Sterling                 91.9          20.1          3.8        115.8          63.3          0.3          4.5          68.1
US Dollars               36.6          89.1          2.4        128.1         121.1          0.8         19.9         141.8
Korean Won                  -          10.4            -         10.4             -         10.2            -          10.2
Other                    12.2           6.8          6.8         25.8          14.8          2.6         20.7          38.1
----------------------------------------------------------------------------------------------------------------------------
Total                   140.7         126.4         13.0        280.1         199.2         13.9         45.1         258.2
----------------------------------------------------------------------------------------------------------------------------

Fixed rate financial liabilities
                                                                                            2001                           2000
                                                                                        Weighted                        Weighted
                                                                           Weighted      Average          Weighted       average
                                                                            Average       period           average        period
                                                                      interest rate  to maturity     interest rate   to maturity
Currency                                                                          %       months                 %        months
---------------------------------------------------------------------------------------------------------------------------------
Sterling                                                                        5.3           19              13.5            27
US Dollars                                                                      7.6           82              10.0            20
Korean Won                                                                     11.0            1              11.0            13
Other                                                                          12.1           19               7.4            41
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                           7.8           62              10.3            19
---------------------------------------------------------------------------------------------------------------------------------

The floating rate financial liabilities comprise bank borrowings under the Group' s revolving credit facility (net of amounts swapped to fixed rate) and amounts swapped from fixed rate to floating rate. These liabilities bear interest at rates set in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The fixed rate liabilities comprise amounts outstanding under the Guaranteed Senior Notes (net of amounts swapped to floating rate) and amounts swapped from floating rate to fixed rate.

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition cash payments due after one year. The weighted average period to maturity of these liabilities is 16 months (2000: 25 months).

The interest rate profile of the financial assets of the Group was:

---------------------------------------------------------------------------------------------------------------------------
                                                        2001                                       2000
                                     --------------------------------------------------------------------------------------
                                           Floating         Fixed                     Floating         Fixed
                                               rate          rate                         rate          rate
                                          financial     financial                    financial     financial
                                             assets        assets         Total         assets        assets         Total
Currency                                   (pound)m      (pound)m      (pound)m       (pound)m      (pound)m      (pound)m
---------------------------------------------------------------------------------------------------------------------------
Sterling                                        0.2             -           0.2            0.3             -           0.3
US Dollars                                        -             -             -            2.5             -           2.5
Korean Won                                      0.2             -           0.2              -           0.2           0.2
Other                                           2.1           0.2           2.3            2.1             -           2.1
---------------------------------------------------------------------------------------------------------------------------
Total                                           2.5           0.2           2.7            4.9           0.2           5.1
---------------------------------------------------------------------------------------------------------------------------

Fixed rate financial assets
----------------------------------------------------------------------------------------------------------------------------
                                                                           2001                          2000
                                                               -------------------------------------------------------------
                                                                                    Weighted                        Weighted
                                                                       Weighted      average        Weighted        average
                                                                        average       period         average         period
                                                                  interest rate  to maturity   interest rate    to maturity
Currency                                                                      %       months               %         months
----------------------------------------------------------------------------------------------------------------------------
Korean Won                                                                    -            -            11.0             30
Other                                                                       2.4            2               -              -
----------------------------------------------------------------------------------------------------------------------------

The floating rate financial assets comprise primarily short-term money market deposits and investment funds bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates where appropriate. The remainder comprises loans to employees and other third parties, on which interest is fixed quarterly on an arm' s length basis by reference to the appropriate inter-bank rate.

Currency exposures
The Group' s currency exposures, that give rise to the net currency gains and losses recognised in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent these are not matched. As at 31 December 2001, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group' s profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total nominal value of (pound)106.2 million were outstanding at 31 December 2001 (2000: (pound)40.0million). It is Group policy to hedge only known, certain exposures and not to speculate on foreign currency movements.

Maturity of financial liabilities
The maturity profile of the Group' s financial liabilities, excluding short-term creditors as defined, is as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2001             2000
Expiring                                                                                          (pound)m         (pound)m
----------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                                                     37.2            146.3
In more than one year but not more than two years                                                      9.7             23.2
In more than two years but not more than five years                                                  113.3             88.6
In more than five years                                                                              119.9              0.1
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                280.1            258.2
----------------------------------------------------------------------------------------------------------------------------

Borrowing facilities
The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2001             2000
Expiring                                                                                          (pound)m         (pound)m
----------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                    8.8             17.4
In more than two years but not more than five years                                                   42.9             89.0
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                 51.7            106.4
----------------------------------------------------------------------------------------------------------------------------

In addition to the Guaranteed Senior Notes ($175.0 million, fully drawn), the Group had committed central bank facilities of (pound)154.1 million, of which (pound)111.2 million was drawn at 31 December 2001 (2000: (pound)179.4 million). The Group also had other committed borrowing facilities of (pound)19.3 million, (pound)10.5 million of which was drawn at 31 December 2001 (2000: other committed facilities of (pound)17.4 million, none of which were drawn). The maturity profile of the Guaranteed Senior Notes and committed central bank facilities is as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                        2001           2000
Expiring                                                                                            (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                     19.3          117.4
In more than one year but not more than two years                                                          -           17.4
In more than two years but not more than five years                                                    154.1          151.1
In more than five years                                                                                119.9              -
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                  293.3          285.9
----------------------------------------------------------------------------------------------------------------------------

In April 2002, the terms of the Group's principal financing arrangements were re-negotiated. The amount of committed facilities and maturity of the Group's syndicated revolving credit facility was not changed as a result of these negotiations. However, if certain financial conditions are not met, the Guaranteed Senior Notes holders could elect to require pre-payment on a refinancing of the Group's syndicated revolving credit facility or in November 2004. This has not been reflected in the analysis of maturity financial liabilities shown above. These facilities are expected to provide the Group with sufficient liquidity over the foreseeable future.

Group borrowings other than those detailed above are uncommitted borrowings, and as such could become repayable on demand at 31 December 2001. A total of (pound)22.9 million of such borrowings were outstanding at 31 December 2001 (2000: (pound)9.0 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities.

Fair values of financial assets and liabilities
Set out below is a comparison by category of the book values of the Group's financial assets and liabilities:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                   2001                     2000
                                                                                   Book        Fair         Book        Fair
                                                                                 values      values       values      values
Primary instruments held to finance the Group' s operations:                   (pound)m    (pound)m     (pound)m    (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Short-term borrowings and current portion of long-term borrowings                (147.2)     (147.2)     (136.4)      (136.4)
Long-term borrowings                                                             (119.9)     (112.9)      (73.0)       (73.0)
Cash deposits                                                                       0.6         0.6         3.5          3.5
Other financial liabilities                                                       (13.0)      (13.0)      (48.8)       (48.8)
Other financial assets                                                              1.9         1.9         1.6          1.6
-----------------------------------------------------------------------------------------------------------------------------
Derivative instruments held to manage the interest rate and currency profile:
Interest rate caps                                                                  -           -           -            0.1
Interest rate swap                                                                  -           0.1         -            -
Foreign currency contracts                                                          -           0.3         -           (0.3)
-----------------------------------------------------------------------------------------------------------------------------

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate caps and swaps have been calculated using indicative bank valuations of applicable contracts outstanding as at 31 December 2001. The Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognised gains or losses on such hedges at either 31 December 2001 or 31 December 2000.

31.  Directors' emoluments

The total emoluments, including pension costs, for the year ended December 31, 2001 were (pound)3,070,000 (2000: (pound)4,187,000).

The emoluments, excluding pension costs, of the Chairman and Highest paid Director, were:

Year ended December 31, 2001
Charles Scott (Chairman)                       (pound)220,000

Michael Bungey (Highest paid Director)         (pound)763,000


Year ended December 31, 2000
Charles Scott (Chairman)                       (pound)220,000
Michael Bungey (Highest paid Director)         (pound)1,249,000

32.   Employee share schemes

Options outstanding at 31 December 2001 under the Company' s share option schemes are shown below:

------------------------------------------------------------------------------------------------------------------------------
                                                                Date of       Number       Exercise                    Scheme
                                                                  grant    of shares          price               exercisable
------------------------------------------------------------------------------------------------------------------------------
Number 2 Scheme                                                Apr 1992      112,204*          107p      Apr 1997 to Apr 2002
------------------------------------------------------------------------------------------------------------------------------
Demerger Number 2 Scheme                                       Apr 1992        78,895          107p      Apr 1995 to Apr 2002
                                                               Apr 1992        6,174*          107p      Apr 1997 to Apr 2002
------------------------------------------------------------------------------------------------------------------------------
Performance Option Scheme                                      May 1995       189,635           73p      May 1998 to May 2005
                                                               Aug 1995       189,634           95p      Aug 1998 to Aug 2005
                                                               Apr 1996       192,500          130p      Apr 1999 to Apr 2006
                                                               Apr 1996      477,500*          130p      Apr 2001 to Apr 2003
                                                               Apr 1997       437,500          132p      Apr 2000 to Apr 2007
                                                               Apr 1997      635,000*          132p      Apr 2002 to Apr 2007
------------------------------------------------------------------------------------------------------------------------------
Demerger Performance Option Scheme                             May 1995        41,462           73p      May 1998 to Dec 2004
                                                               May 1995      109,926*           73p      May 2000 to May 2002
                                                               Aug 1995        41,463           95p      Aug 1998 to Dec 2004
                                                               Apr 1996        98,750          130p      Apr 1999 to Dec 2004
                                                               Apr 1996      248,750*          130p      Apr 2001 to Apr 2003
                                                               Apr 1997       165,000          132p      Apr 2000 to Dec 2004
                                                               Apr 1997      186,250*          132p      Apr 2002 to Dec 2004
------------------------------------------------------------------------------------------------------------------------------
Performance Share Option Scheme                                Dec 1997     3,647,461          105p      Dec 2000 to Dec 2004
                                                               May 1998       617,122          124p      May 2001 to May 2005
                                                               Mar 1999     1,485,087          165p      Mar 2002 to Mar 2006
                                                               Aug 1999        62,322          177p      Aug 2002 to Aug 2006
                                                               Mar 2000       232,169          359p      Mar 2003 to Mar 2007
                                                               Aug 2000        60,230          347p      Aug 2003 to Aug 2007
                                                               Dec 2000        89,248          247p      Dec 2003 to Dec 2007
------------------------------------------------------------------------------------------------------------------------------
Equity Participation Plan                                      Dec 1997     5,956,944          105p      Dec 2000 to Dec 2004
                                                               Mar 1999        80,029          165p      Mar 2002 to Mar 2006
------------------------------------------------------------------------------------------------------------------------------
Zenith Executive Incentive Plan                                Apr 1999        61,646          161p      Apr 2002 to Apr 2006
------------------------------------------------------------------------------------------------------------------------------
Healthworld Grants                                             Nov 1997        95,306          129p      Mar 2000 to Nov 2004
                                                               Nov 1997       339,331          130p      Mar 2000 to Nov 2007
                                                               Nov 1997       108,305          143p      Mar 2000 to Nov 2007
                                                               Feb 1998        64,991          216p      Mar 2000 to Feb 2008
                                                               Feb 1998        30,324          217p      Mar 2000 to Feb 2008
                                                               Feb 1998        31,503          238p      Mar 2000 to Feb 2003
                                                               Feb 1998        11,809          239p      Mar 2000 to Feb 2003
                                                               Jul 1998       129,966          218p      Mar 2000 to Jul 2008
                                                               Jul 1998        71,470          216p      Mar 2000 to Jul 2005
                                                               Dec 1998        34,903          155p      Mar 2000 to Dec 2008
                                                               Dec 1998       243,021          156p      Mar 2000 to Dec 2008
                                                               Jan 1999        10,830          198p      Mar 2000 to Jan 2006
                                                               Feb 1999       130,326          209p      Mar 2000 to Feb 2006
                                                               Apr 1999         8,664          173p      Mar 2000 to Apr 2006
                                                               Aug 1999        87,292          180p      Mar 2000 to Aug 2009
                                                               Nov 1999       866,440          252p      Apr 2001 to Nov 2009
------------------------------------------------------------------------------------------------------------------------------
1999 Lighthouse Global Network Grants                          Jan 1999        62,538           31p      Sep 2000 to Jan 2009
                                                               Sep 1999       260,575          127p      Sep 2000 to Sep 2009
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                Date of        Number      Exercise                    Scheme
                                                                  grant     of shares         price               exercisable
------------------------------------------------------------------------------------------------------------------------------
2000 Lighthouse Global Network Grants                          Apr 2000     2,375,234          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        96,739          190p      Sep 2000 to Apr 2010
                                                               Apr 2000        26,992          216p      Sep 2000 to Apr 2010
                                                               Apr 2000        71,073          241p      Sep 2000 to Apr 2010
                                                               Apr 2000         7,818          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        20,847          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        33,876          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        16,846          216p      Sep 2000 to Apr 2010
                                                               Apr 2000        30,227          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        31,270          216p      Sep 2000 to Apr 2010
                                                               Apr 2000        15,635          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        10,423          165p      Sep 2000 to Apr 2010
                                                               Apr 2000         5,212          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        15,636          241p      Sep 2000 to Apr 2010
                                                               Apr 2000       137,790          165p      Sep 2000 to Apr 2010
                                                               Apr 2000        26,058          190p      Sep 2000 to Apr 2010
                                                               May 2000        54,723          165p      Sep 2000 to Jan 2010
                                                               May 2000        11,356          216p      Sep 2000 to Jan 2010
                                                               May 2000       585,963          241p      Sep 2000 to May 2010
                                                               May 2000         2,606          241p      Sep 2000 to May 2010
                                                               May 2000        31,269          165p      Sep 2000 to May 2010
                                                               May 2000         3,909          241p      Sep 2000 to May 2010
                                                               May 2000         2,606          165p      Sep 2000 to May 2010
                                                               May 2000        13,717          241p      Sep 2000 to May 2010
                                                               May 2000         2,606          165p      Sep 2000 to May 2010
                                                               May 2000        61,722          241p      Sep 2000 to May 2010
                                                               Jun 2000        10,424          241p      Sep 2000 to Jun 2010
                                                               Jul 2000         2,606          165p      Sep 2000 to Jul 2010
                                                               Jul 2000       264,780          241p      Sep 2000 to Jul 2010
                                                               Jul 2000        10,423          241p      Sep 2000 to Jul 2010
                                                               Aug 2000         7,818          241p      Sep 2000 to Aug 2010
                                                               Aug 2000       125,077          318p      Sep 2000 to Aug 2010
------------------------------------------------------------------------------------------------------------------------------
Executive Share Option Scheme                                  Jun 2001     1,005,506          198p      Jun 2004 to Jun 2011
------------------------------------------------------------------------------------------------------------------------------

The options marked * are super options.

Exercise prices have been rounded to the nearest penny. In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

Changes in the number of Ordinary shares issuable under executive share schemes are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                                  Executive schemes ordinary shares
                                                                                                       2001              2000
------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of the year                                               33,997,735       25,814,219       26,136,926
Options exercised                                                              (5,062,842)      (5,220,687)      (1,641,720)
Options granted                                                                 1,005,506        2,187,109        2,268,577
Options lapsed                                                                 (6,731,117)      (1,535,741)        (949,564)
Options rolled over from acquisitions                                          12,752,835                -                -
------------------------------------------------------------------------------------------------------------------------------
At end of the year                                                             23,209,282       33,999,735       25,714,219
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                                     18,167,672        7,844,122        1,714,021
Weighed average exercise price                                                        144p             143p             113p
------------------------------------------------------------------------------------------------------------------------------

Changes in the number of Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended 31 December 2000 were as follows:

                                                                                      2001              2000             1999
------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                             -        1,080,256         1,291,543
Options exercised during the year                                                        -         (592,976)          (24,695)
Options issued during year                                                               -                -                 -
Options lapsed during year                                                               -         (487,280)         (186,592)
------------------------------------------------------------------------------------------------------------------------------
At end of year                                                                           -                -         1,080,256
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                                               -                -         1,080,256
------------------------------------------------------------------------------------------------------------------------------

33.  Post retirement benefits

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

Cordiant participates in the Cordiant Group Pension Scheme, which is a sectionalised multi-employer defined benefit scheme. Cordiant (together with Bates UK and related employers) is financially responsible for the Cordiant Fund section of this Scheme and its financial responsibility is equal to approximately 78% of this section. This has been used as the basis of preparing the figures in the attached note, which represent 78% of the Cordiant Fund section. Insured pensioners and AVC benefits that are matched by insurance policies have been excluded from both the assets and the liabilities.

The Cordiant Fund section was last valued by an independent qualified actuary at 30 September 2000. The financial position of the section has been projected forward based on changes in membership and investment values. The projected unit method was used for the valuation and as the section is closed to new members this method would be expected to give rise to increases in cost as the membership ages. Contributions to the section during the period were (pound)0.4 million. The funding level (ratio of assets to liabilities) was 71% as at 31 December 2001. The deficit will be principally borne by the Group over the remaining service lives of existing employees.

In addition to pension schemes the Group operates an unfunded deferred compensation plan under which salary sacrifices are deferred and accrue interest until the accumulated benefit is fully withdrawn. The cost of this during the year was (pound)0.2 million (2000: (pound)0.2 million). At 31 December 2001 accumulated fund was (pound)3.0 million (2000: (pound)3.3 million) which is included in provisions for pensions and similar employment obligations (see Note
25).

33.  Post retirement benefits

The pension expense for the year was as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2001           2000
                                                                                                       (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Defined benefit schemes                                                                                     0.9            0.4
Defined contribution schemes                                                                               10.0            7.7
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      10.9            8.1
-------------------------------------------------------------------------------------------------------------------------------

The additional disclosures required by FRS 17 for the defined benefit schemes described above are set out below:
--------------------------------------------------------------------------------
                                                                             At
                                                                    31 December
(per annum)                                                                2001
--------------------------------------------------------------------------------
The assumptions made were
Discount rate                                                              6.0%
Price inflation                                                            2.5%
Rate of increase in salaries                                               4.0%
Rate of increase in pensions in payment*                                      -
--------------------------------------------------------------------------------
* In line with the scheme rules, no allowance for discretionary increases as no custom of being awarded 2.5% on pension accrued after 5 April 1997.

The assets in the scheme, and the expected rate of return were:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Longer term rate
                                                                                                 of return
                                                                                               expected as
                                                                                            at 31 December                2001
Long term rate of return expected as at 31 December 2001                                              2001            (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Equities and Property                                                                                 7.5%                 6.9
Corporate Bonds                                                                                       6.0%                 1.4
Gilts and cash                                                                                        5.0%                 1.1
-------------------------------------------------------------------------------------------------------------------------------
Total market value of assets                                                                                               9.4
Present value of scheme liabilities                                                                                     (13.3)
-------------------------------------------------------------------------------------------------------------------------------
Deficit in the scheme                                                                                                    (3.9)
Related deferred tax asset (assuming 30% marginal rate return)                                                             1.2
-------------------------------------------------------------------------------------------------------------------------------
Net pension liability                                                                                                    (2.7)
-------------------------------------------------------------------------------------------------------------------------------

34.  Subsequent events

There have been no material subsequent events, except as noted below:

The Group re-negotiated certain terms of its principal financing arrangements in April 2002. Details of the revised terms are given in Notes 22 and 30.

35.  Reconciliation to US GAAP

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to profit and shareholders' deficit, which would be required if US GAAP had been applied instead of UK GAAP, is set out below.

(a) Dividends
Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(b) Goodwill and US purchase accounting
Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalised and amortised against income. Until 31 December 2000, goodwill on acquisitions made in the year ending 31 December 2000 was amortised over 20 years and goodwill on acquisitions made prior to 1 January 2000 was amortised over 40 years. The economic life of the goodwill arising from all acquisitions made up to 30 June 2001 is amortised over its useful economic life up to a 20 year period, from date of acquisition. FAS 142 "Goodwill and Intangible Assets" has replaced APB 17 "Intangible Assets" and has been adopted. In accordance with transitional arrangements, goodwill acquired after 30 June 2001 shall not be subject to amortisation. For periods after 31 December 2001, goodwill shall not be amortised but shall be tested for impairment at a reporting unit level. The estimated amortisation saving in 2002 under FAS 142 is (pound)49.5 million. Goodwill shall be tested for impairment on annual basis and impairment test maybe performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times.

Under UK GAAP, purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising from acquisitions on or after 1 January 1998 has been capitalised as an intangible fixed asset and amortised over its useful economic life. Difficult trading conditions were experienced industry wide in 2001. The declining revenues and forecasts reported by the subsidiary management in December 2001 triggered a Group-wide impairment review for the goodwill. In conducting the impairment review, Cordiant calculated the net present value of the investments carrying value by discounting the estimated future net cash flows of the business. The discount rates were between 12% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. In previous years Cordiant has believed that the intangible net assets of the Group have an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long term profitability and the Group's commitment to develop and enhance their value. However the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill by moving to amortisation. This is also in line with best practice within the industry. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earnout periods.

Under UK GAAP, goodwill on acquisitions made prior to 1 January 1998 has been written off to reserves while goodwill on acquisitions made after 1 January 1998 has been capitalised. Under US GAAP goodwill on all acquisitions has been capitalised. The goodwill impairment methodology is consistent under UK and US GAAP but there is a US GAAP adjustment for the pre 1 January 1998 goodwill, whereas under UK GAAP, pre 1 January 1998 goodwill is not required to be reviewed for impairment.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to 1 January 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortised goodwill and intangible assets. For acquisitions on or after 1 January 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortised goodwill and intangible assets.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

(c) Scholz &Friends AG and Zenith Optimedia Group transactions
On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE") were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant's holding in Scholz & Friends Group GmbH and 11.0% of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50.0% interest in Zenith Media in exchange for 25.0% of the Optimedia business.

Under UK GAAP, both of these transactions were accounted for in accordance with UITF 31 "Exchanges of Businesses or Other Non-monetary Assets for an Interest in a Subsidiary, Joint venture or Associate". UITF 31 requires that to the extent that Cordiant retains an interest in Zenith and Scholz & Friends after the transactions, even if those interests are now held through a new subsidiary and joint venture respectively, those interests should be included at their pre-transaction carrying amounts. The assets acquired through the interests in the new subsidiary and joint venture have been accounted for at fair value and the goodwill arising recorded. This treatment has given rise to unrealised gains in the Consolidated Statement of Total Recognised Gains and Losses.

Under US GAAP, these transactions have been accounted for in accordance with APB 29 "Accounting for Non-monetary Transactions" as interpreted by EIFT 01-2 "Interpretation of APB Opinion 29" as the exchange of productive assets not held for sale in the ordinary course of business for equivalent interests in the same or similar productive assets. APB 29 requires that cost of the net assets or liabilities acquired be based on the recorded amount of the net assets or liabilities relinquished. This treatment does not, therefore, give rise to gains on these two transactions. Differences also arise because the amount of unamortised goodwill associated with the interests disposed of differed between UK GAAP and US GAAP.

(d) Deferred taxation
The Group adopted FRS 19 ("Deferred Tax") for UK GAAP purposes during the year and consequently deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised if their realisation is considered to be more likely than not. An adjustment has been recorded in 2001 and 2000 to reflect the recognition of such deferred tax assets.

US GAAP requires full provision of deferred taxation liabilities and requires deferred tax assets to be recognised if their realisation is considered to be more likely than not.

(e) Relocation costs
Under UK GAAP, a fair value adjustment was made in 2000 for committed costs relating to the relocation of acquired enterprises prior to the acquisition by Cordiant Communications Group plc.

Under US GAAP, costs that have a future economic benefit to the combined company are expensed as incurred.

(f) Long term property provisions
Under US GAAP, provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated subrental income

Under UK GAAP the Group's property provisions have been discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for on going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

(g) Research and development costs
Under UK GAAP research and development costs may be capitalised, and amortised over their estimated useful lives. Under US GAAP research and development costs are written off as incurred.

(h) Employee share schemes
Under US GAAP the Company has adopted SFAS No.123, "Accounting for Stock-Based Compensation", which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No.123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No.25 and provide pro forma disclosure provisions of SFAS No.123. Under SFAS No.123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

Under UK GAAP the Company does not recognise any compensation expense for certain performance and non-performance based share options. In accordance with APB Opinion No. 25, compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price. Such compensation expense is measured at the date both (1) the number of shares that an employee is entitled to receive and (2) the exercise price are known. For the year ended 31 December 2001, a credit to the US GAAP profit and loss account has arisen.

If the compensation cost of the options had been determined based on the fair value at the grant dates for 2001 and 2000 consistent with the method prescribed by SFAS No.123, the Group's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below. The revised amounts were determined based on employee share scheme awards in1995 to 2001 only. Compensation cost is recognised over the expected life of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No.123, the weighted average fair value of each option grant is estimated to be 162.5p, 96.7p and 62.8p for options granted during the year ended 31 December 2001, year ended 31 December 2000 and year ended 31 December 1999, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999 respectively; dividend yield of nil per cent, expected volatility of 57%, 35% and 33%, risk-free interest rate of 4.8%, 4.9% and 4.7% and expected lives of between 3.5 and 7.0 years.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                2001         2000        1999
Net profit/ (loss) under US GAAP                                                            (pound)m     (pound)m    (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Reported                                                                                     (260.0)          4.9      (21.2)
Revised                                                                                      (283.5)         16.6       (1.3)
(Loss)/ earnings per Ordinary share (in pence)
Basic                                                                                        (66.8)p         1.6p      (9.5)p
Diluted                                                                                      (66.8)p         1.5p      (9.5)p
Basic - revised                                                                              (72.8)p         5.6p      (0.6)p
Diluted - revised                                                                            (72.8)p         5.1p      (0.6)p
-------------------------------------------------------------------------------------------------------------------------------

(i) Cash flows
The Consolidated Cash Flow Statement is prepared in accordance with FRS 1 (revised) `Cash Flow Statements' "FRS 1". Its objectives and principles are similar to those set out under US GAAP in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals;
(h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. Changes in bank overdrafts are included within cash equivalents under FRS1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a Financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing would have increased by (pound)1.4 million in the year ended 31 December 2001 (31 December 2000:
(pound)5.4 million increase), (31 December 1999: (pound)18.0 million decrease). Under UK GAAP, short term investments include short term money market deposits of (pound)0.6 million in 2001, (pound)1.3 million in 2000 and (pound)6.4 million in 1999, that would be classified as cash equivalents under US GAAP.

(j) Derivative Instruments and Hedging Activities

The Company has adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No.138 for US GAAP reporting for the year ended December 31, 2001. SFAS No.133 and No.138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives).

In accordance with SFAS No.133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognised in earnings with the offsetting gain or loss on the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of derivative instruments are recognised in earnings.

The Company has identified the following types of derivative instruments which were recorded on the balance sheet at 31 December 2001.

>Interest rate swap agreements used to manage the Company's exposures to interest rate movements;

>Interest rate cap agreements used to manage the Company's exposures to interest rate movements; and

>Short term forward foreign exchange contracts used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognised on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

A certain number of the Company's derivative instruments meet the criteria of a hedging relationship stipulated in SFAS No.133 but others do not. For US GAAP purposes all derivative contracts are recognised at fair value in the balance sheet. Interest rate caps which meet the cash flow hedge criteria have been remeasured to fair value with the effective portion of the movement in the fair value of these contracts initially recorded in Other Comprehensive Income and subsequently released to earnings in the period in which the hedged transaction impacts earnings. Changes in fair value of the derivative contracts that do not meet the hedging requirements of SFAS No.133 have been recorded in earnings.

The net fair value of these derivative instruments recorded as assets/ (liabilities) on 31 December may be analysed as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2001             2000
                                                                                                      (pound)m         (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Fair value of interest rate caps recorded as assets                                                      -                 0.1
Fair value of interest rate swaps recorded as assets                                                     0.1               -
Fair value of foreign exchange derivatives recorded as assets                                            1.0               0.1
Fair value of foreign exchange derivatives recorded as liabilities                                      (0.7)             (0.4)
--------------------------------------------------------------------------------------------------------------------------------
Net fair value                                                                                           0.4              (0.2)
--------------------------------------------------------------------------------------------------------------------------------

The impact of the recognition of foreign exchange derivative instruments as assets/ (liabilities) at fair value on earnings resulted in a gain of approximately (pound)0.3 million.

If SFAS No. 133 had been adopted in the year ended 31 December 2000, the effect would have been a reduction in earnings of (pound)0.3 million and consequently a gain of (pound)0.6 million in the year ended 31 December 2001

On 31 December 2001, there were (pound)0.1 million deferred gains included in other comprehensive income. Reclassification of this amount to earnings within the next 12 months will not be material.

(k) Pensions

Under current UK GAAP (SSAP 24), pension costs comprise the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 "Retirement Benefits", which replaces the current UK accounting standard for pensions, has been introduced during the year. The transitional disclosures required by the standard have been applied, resulting only in extra disclosures in the notes to the balance sheet prepared under UKGAAP.

Under US GAAP SFAS No. 87 "Employers' Accounting for Pensions" requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

Under SFAS 87, the Net Periodic Pension Cost (NPPC) for 2001 was as follows:

                                                                                                                            2001
                                                                                                                        (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Service cost (net of member contributions)                                                                                   0.2
Interest cost                                                                                                                0.7
Actual return on assets                                                                                                      1.2
Net amortisation and deferral                                                                                               (1.9)
---------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                                                                    0.2
---------------------------------------------------------------------------------------------------------------------------------

The actual assumptions used were:

                                                                                                              2001          2000

Discount rate                                                                                                6.0%          6.0%
Return on investments                                                                                        7.0%          7.0%
Salary inflation                                                                                             4.25%         4.25%
Pension increases in payment                                                                                 2.75%         2.75%
Price inflation                                                                                              2.75%         2.75%

The disclosures required under SFAS 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" are as follows:

                                                                                                                         (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Project benefit obligation at 31 December 2000                                                                               12.3
Service cost                                                                                                                  0.2
Member contributions                                                                                                          0.1
Interest cost                                                                                                                 0.7
Benefits paid                                                                                                                (0.2)
Prior Service Cost arising                                                                                                    -
Actuarial loss / (gain)                                                                                                       0.2
Other                                                                                                                         -
----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at 31 December 2001                                                                             13.3
==================================================================================================================================

                                                                                                                         (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Fair value of assets at 31 December 2000                                                                                     10.3
Actual return on plan assets                                                                                                 (1.2)
Company contribution                                                                                                          0.5
Member contributions                                                                                                          0.1
Benefits paid                                                                                                                (0.2)
Other                                                                                                                         -
----------------------------------------------------------------------------------------------------------------------------------
Fair value of assets at 31 December 2001                                                                                      9.5
==================================================================================================================================

                                                                                                                         (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Funded status of the plan at 31 December 2001                                                                                (3.9)
Unrecognised net loss                                                                                                         2.2
Unrecognised prior service cost                                                                                               -
Unrecognised transition liability / (asset)                                                                                   -
----------------------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                                                         (1.7)
==================================================================================================================================

(l) Investment in own shares
Under UKGAAP, investments in own shares are capitalised and held on the balance sheet as fixed or current assets.

Under US GAAP, such shares are netted off against equity.

(m)Exceptional items
Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items may be presented differently under US GAAP, but this difference in presentation would have no effect on net earnings or shareholders' funds.

(n)Statement of comprehensive income
Under UK GAAP, the Company presents a Statement of Total Recognised Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

Effect on net earnings of differences between US and UK GAAP

--------------------------------------------------------------------------------------------------------------------------------

                                                                                      2001        2001         2000        1999
                                                                                      US$m**  (pound)m     (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit attributable to Ordinary shareholders in conformity                 (403.7)     (277.6)         36.1        20.2
with UK GAAP (restated - see note1)
US GAAP adjustments:
Amortisation of goodwill and other intangibles                            (b)        (4.8)       (3.3)       (19.0)       (7.3)
Impairment of goodwill                                                    (b)        (3.2)       (2.2)            -           -
Deferred taxation                                                         (d)          3.3         2.3        (0.7)       (1.6)
Relocation provision                                                      (e)            -           -        (0.4)           -
Compensation costs                                                        (h)         31.1        21.4       (11.4)      (18.9)
Amortisation of discount on property provisions                           (f)          1.2         0.8          1.1         1.3
Write off of research and development costs capitalised                   (g)            -           -        (0.8)           -
Fair value of derivatives instruments - others                            (j)          0.4         0.3            -           -
Pension                                                                   (k)        (2.4)       (1.7)            -           -
--------------------------------------------------------------------------------------------------------------------------------
Net (loss)/ profit attributable to Ordinary shareholders in
conformity with US GAAP before cumulative effect of change in
accounting principle                                                               (378.1)     (260.0)          4.9       (6.3)

Cumulative effect of change in accounting principle (1)                                  -           -            -      (14.9)
--------------------------------------------------------------------------------------------------------------------------------
Net (loss)/ profit attributable to Ordinary shareholders in
conformity with US GAAP                                                            (378.1)     (260.0)          4.9      (21.2)
--------------------------------------------------------------------------------------------------------------------------------
Net (loss)/ profit per Ordinary share - basic                                      (97.1)p     (66.8)p         1.6p      (9.5)p
Average number of Ordinary shares (in millions)                                      389.2       389.2        294.0       226.6
Net (loss)/ profit per Ordinary share - diluted*                                   (97.1)p     (66.8)p         1.5p      (9.5)p
Average number of Ordinary shares - diluted (in millions)*                           389.2       389.2        328.6       226.6
--------------------------------------------------------------------------------------------------------------------------------

* As there is a basic loss per share, options and contingent consideration have no dilutive effect in the year ended 31 December 2001 and in the year ended 31 December 1999.

The adjustments above are not considered to affect the tax charge and as such the adjustments have all been taken before tax.

(1) During 1999, the Group reviewed its accounting for property provisions under US GAAP and determined that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods to 31 December 1999 was a charge to profit under US GAAP of (pound)14.9 million.

Cumulative effect on shareholders' funds of differences between US and UK GAAP

--------------------------------------------------------------------------------------------------------------------------------
                                                                                      2001        2001         2000        1999
                                                                                      US$m**  (pound)m     (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Equity shareholders funds/ (deficit) in conformity with UK GAAP                      446.2       306.8        467.4      (44.2)
US GAAP adjustments:
Dividends                                                                 (a)            -           -          8.4         5.1
Goodwill and US purchase accounting in respect of acquisitions            (b)         59.5        40.9         32.8        67.6
Scholz &Friends AG and Zenith Optimedia Group transactions                (c)       (64.6)      (44.4)            -           -
Deferred taxation                                                         (d)            -           -        (2.3)       (1.6)
Discount on property provisions                                           (f)        (6.4)       (4.4)        (5.2)       (6.3)
Write off of research and development costs capitalised                   (g)        (1.2)       (0.8)        (0.8)           -
Deferred gain on derivative instruments - cash flow hedges                (j)          0.1         0.1            -           -
Classification of derivatives instruments - others                        (j)          0.4         0.3            -           -
Pension                                                                   (k)        (4.8)       (3.3)            -           -
Investment in own shares                                                  (l)        (3.5)       (2.4)            -           -
--------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds in conformity with US GAAP                                425.7       292.8        500.3        20.6
--------------------------------------------------------------------------------------------------------------------------------

** These figures have been translated for the convenience of the reader at the Noon Buying Rate on 31 December 2001 ((pound)1: $1.4543).

Prospective accounting changes

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognized as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from
(a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The Group is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements.

In October, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Group is required to adopt the provisions of SFAS No. 144 effective January 1, 2002. The Group is reviewing the impact of SFAS No. 144.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.