Form 20-F
CORDIANT COMMUNICATIONS GROUP PLC /ADR
filed 2003-07-15
CIK 1010401

As filed with the Securities and Exchange Commission on July 15, 2003


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

             [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-13119

                        CORDIANT COMMUNICATIONS GROUP PLC
             (Exact name of registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organization)

                               1 - 5 MIDFORD PLACE
                             LONDON WIT 5BH, ENGLAND
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                 Title of each class                      Name of each exchange on which registered:
                 -------------------                      ------------------------------------------
American Depositary Shares, each representing five      New York Stock Exchange*
Ordinary Shares of 50p each

Ordinary Shares of 50p each**                           New York Stock Exchange*

---------------------------
* Trading in the American Depositary Shares and Ordinary Shares on the New York Stock Exchange ceased at the close of business on June 25, 2003. The New York Stock Exchange has announced that an application to the Securities and Exchange Commission to delist the American Depositary Shares and Ordinary Shares is pending subject to the completion of applicable procedures.
** Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

                Indicate the number of outstanding shares of each
             of the issuer's classes of capital or common stock as
                of the close of the period covered by the annual
                      report: 400,880,111 Ordinary shares

                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes [X]      No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 [ ]    Item 18 [X]

                                TABLE OF CONTENTS


                                                                            Page


INTRODUCTION...................................................................2


PART I.........................................................................3
    Item 1.  Identity of Directors, Senior Management and Advisers.............3
    Item 2.  Offer Statistics and Expected Timetable...........................3
    Item 3.  Key Information...................................................3
    Item 4.  Information on the Company.......................................12
    Item 5.  Operating and Financial Review and Prospects.....................26
    Item 6.  Directors, Senior Management and Employees.......................63
    Item 7.  Major Shareholders and Related Party Transactions................75
    Item 8.  Financial Information............................................76
    Item 9.  The Offer and Listing............................................79
    Item 10.  Additional Information..........................................79
    Item 11.  Quantitative and Qualitative Disclosures About Market Risk......92
    Item 12.  Description of Securities Other than Equity Securities..........94

PART II.......................................................................95
    Item 13.  Defaults, Dividend Arrearages and Delinquencies.................95
    Item 14.  Material Modifications to the Rights of Security Holders and
                Use of Proceeds...............................................95
    Item 15.  Controls and Procedures.........................................95
    Item 16.  [Reserved]......................................................95

PART III......................................................................96
    Item 17.  Financial Statements............................................96
    Item 18.  Financial Statements............................................96
    Item 19.  Exhibits........................................................96




                                      (i)

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

     For the reader's convenience, some financial information in this document has been translated from pounds sterling into US dollars. Unless otherwise specified, translations into US dollars contained in this report are made at (pound)1.00 to $1.6095, the noon buying rate in the City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2002. The New York noon buying rate on July 11, 2003 was (pound)1.00 to $1.6323. The convenience translations do not mean that the UK currency amounts actually represent the corresponding US dollar amounts stated or could be converted into US dollars at the assumed rate.

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

     These statements include statements in "Item 5. Operating and Financial Review and Prospects--Industry Background" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes and the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of forward-looking statements relating to the Group's prospects and performance, particularly in "Item 4. Information on the Company - Organization and Services," "Item 4. Information on the Company - Recent Developments" and "Item 5. Operating and Financial Review and Prospects." This report also contains a number of forward-looking statements relating to a proposed scheme of arrangement under Section 425 of the Companies Act of 1985 of Great Britain which is subject to a number of conditions which may or may not be satisfied. The Group's actual results could differ materially from those anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Group's markets referred to above, the overall level of economic activity in the Group's major markets as discussed above and other factors discussed in "Item 3. Key Information-Risk Factors." In addition the implementation of the scheme of arrangement is subject to a number of factors discussed in "Item 3. Key Information-Risk Factors" and "Item 4. Information on the Company-Recent Developments."

     Many of the factors named above are macroeconomic in nature or are otherwise dependent on the actions of third parties and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.


                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.

          Not applicable.

Item 2.   Offer Statistics and Expected Timetable.

          Not applicable.

Item 3.   Key Information.

Selected Financial Data

     The selected financial data set forth below is derived from the consolidated financial statements of Cordiant.

     The Group's auditors, KPMG Audit plc, audited the Group's consolidated financial statements and notes thereto for the year ending December 31, 2002 (the "U.K. Financial Statements"). The U.K. Financial Statements were included in the Group's annual report to shareholders in accordance with Section 235 of the U.K. Companies Act 1985 which was filed with the Securities and Exchange Commission on July 15, 2003 under cover of Form 6-K. However, KPMG Audit plc have not provided an audit report on the financial statements included in this Annual Report ("U.S. Financial Statements"). At the date that the U.K Financial Statements were drawn up, Cordiant had not yet brought its consideration of the strategic options available to the Group to the stage where the implications for the Group's future funding structure and the extent and nature of any disposal program to be put in place were sufficiently clear, and as such there remained considerable uncertainty about the appropriateness of a going concern basis of preparation. See "Item 4. Information on the Company - Recent Developments." In their audit opinion on the U.K. Financial Statements, KPMG Audit plc brought attention to this uncertainty, and because of the significance of the resulting limitation in evidence available to them they were unable to form an opinion as to whether the U.K. Financial Statements gave a true and fair view of the state of affairs the Group as at December 31, 2002 or of the loss of the Group for the year then ended. KPMG Audit plc stated that in their opinion the U.K. Financial Statements in all other respects were properly prepared in accordance with the U.K. Companies Act 1985.

     The U.S. Financial Statements included in this Annual Report have been prepared on a going concern basis. The U.S. Financial Statements do not reflect any adjustments that would be required if the going concern presentation were not appropriate. Nevertheless, as of the date of this Annual Report, there continues to be fundamental uncertainty as to the going concern basis of presentation primarily because the interim support agreement, pursuant to which Cordiant's primary lender, WPP, agreed to waive noncompliance with certain debt covenants, expires on July 15, 2003, at which time the Group will be dependent on the continued support of WPP. Given the uncertainty surrounding the Group, it is not currently possible to determine the extent and quantification of such adjustments, but these might include the reclassification of creditors due in more than one year to less than one year, the writedown of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal, the writedown of certain assets carried on a value in use basis to net realizable value, and the disclosure of the provision for additional liabilities.

     Due to the uncertainty regarding the appropriateness of the going concern basis of preparation described above, and consequentially, because KPMG has not provided an audit report on the U.S. Financial Statements for inclusion in this Annual Report, Cordiant was unable to provide the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. If possible, Cordiant currently intends to amend this Annual Report so that it will be accompanied by an audit opinion from KPMG Audit plc and the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, at such time as there is sufficient certainty about the Group's future as to enable its auditors to provide an audit opinion regarding the Group's 2002 financial statements and the notes thereto. Such financial statements may be subject to the adjustments described in the previous paragraph.


                                                                                  Year Ended December 31,
                                                     -----------------------------------------------------------------------------
                                                        2002         2002        2001         2000         1999         1998
                                                        ----         ----        ----         ----         ----         ----
                                                        $(1)       (pound)     (pound)      (pound)       (pound)      (pound)
                                                                          (in millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:
Amounts in Accordance with UK GAAP
 Revenue
    Continuing operations                               856.3        532.7       584.6        392.3        326.2        301.8
    Acquisitions(2)                                       -            -          20.4        120.7          9.6          -
                                                     ----------------------------------------------------------------------------
    Total                                               856.3        532.7       605.0        513.0        335.8        301.8
                                                     ----------------------------------------------------------------------------
(Loss)/profit on ordinary activities before tax
historically reported(3)                               (367.3)      (228.2)     (270.8)        57.5         32.3         25.9
Adjustment for provisions(4)                              -            -           -            -            -           (1.2)
                                                     ----------------------------------------------------------------------------
(Loss)/profit on ordinary activities before tax -
restated(3)                                            (367.3)      (228.2)     (270.8)        57.5         32.3         24.7
                                                     ----------------------------------------------------------------------------
Net (loss)/profit historically reported                (376.0)      (233.6)     (277.6)        33.6         18.6         13.8
Adjustment for deferred tax(5)                            -            -           -            2.5          1.6          -
                                                     ----------------------------------------------------------------------------
Net (loss)/profit - restated                           (376.0)      (233.6)     (277.6)        36.1         20.2         13.8
                                                     ----------------------------------------------------------------------------
Net (loss)/profit per Cordiant Ordinary Share-Basic     (92.7)(cent) (57.6)p     (71.3)p       12.3p         8.9p         6.2p
Net (loss)/profit per Cordiant Ordinary Share-
Diluted                                                 (92.7)(cent) (57.6)p     (71.3)p       11.4p         8.4p         6.2p

Amounts in Accordance with US GAAP
(Loss)/profit before change in accounting
principles                                             (397.1)      (246.7)     (260.0)         4.9         (6.3)         4.6
Cumulative effect of change in accounting
principles(6)                                             -            -           -            -          (14.9)         -
Net (loss)/profit                                      (397.1)      (246.7)     (260.0)         4.9        (21.2)         4.6
                                                     ----------------------------------------------------------------------------
Net (loss)/profit per Cordiant Ordinary Share-Basic   (97.9)(cent)   (60.8)p     (66.8)p        1.7p        (9.5)p        2.1p
                                                     ----------------------------------------------------------------------------
Net (loss)/profit per ADS-Basic                      (489.5)(cent)  (304.0)p    (334.0)p        8.5p       (47.6)p       10.3p

                                                                                         December 31,
                                                        2002         2002        2001         2000         1999         1998
                                                        ----         ----        ----         ----         ----         ----
                                                        $(1)        (pound)     (pound)      (pound)      (pound)      (pound)
                                                                                     (in millions)
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Accordance with UK GAAP
Working capital asset/(deficiency)(7)                     8.0          5.0         11.2       (149.1)        (4.6)        11.8
Total assets                                           1334.9        829.4      1,177.9      1,401.3        591.2        386.7
Long term liabilities, including minority interests     491.4        305.3        314.8        192.2        185.0        136.9
Net assets/(liabilities)(8)                             130.2         80.9        317.1        476.2        (38.6)       (68.9)

Shareholder's funds/(deficiency)-historically           111.9         69.5        306.8        463.3        (45.8)       (71.5)
reported
Adjustment for provisions(4)                               -            -            -            -            -           7.6
Adjustment for deferred tax(5)                             -            -            -           4.1          1.6          -
                                                     ----------------------------------------------------------------------------
Shareholder's funds/(deficiency)-restated               111.9         69.5        306.8        467.4        (44.2)       (63.9)
                                                     ----------------------------------------------------------------------------
Total liabilities and shareholders' funds              1334.9        829.4      1,177.9      1,400.7        591.2        386.7



                                                                                         December 31,
                                                        2002         2002        2001         2000         1999         1998
                                                        ----         ----        ----         ----         ----         ----
                                                        $(1)        (pound)     (pound)      (pound)      (pound)      (pound)
                                                                                     (in millions)


Capital Stock(9)                                        330.4        205.3        200.4        182.3        114.4        112.7
Number of shares outstanding at year end                410.7        410.7        400.9        364.6        228.8        225.5

Amounts in Accordance with US GAAP                    ----------------------------------------------------------------------------
Shareholders' funds                                      66.7         41.5        292.8        500.3         20.6         18.6
                                                      ----------------------------------------------------------------------------


OTHER DATA:
Weighted Average Number of Shares Outstanding
    Basic........................................       405.5        405.5        389.2        294.0        226.6        222.4
    Diluted in Accordance with UK GAAP...........       405.5        405.5        389.2        318.0        226.6        223.3
    Diluted in Accordance with US GAAP(10).......       405.5        405.5        389.2        328.6        239.6        223.3

-----------------
(1) The 2002 figures have been translated into US dollars for the convenience of the reader at the noon buying rate of (pound)1.00 to $1.6095 in the City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2002.

(2) Acquisitions are operations of the reporting entity that have been acquired and in accordance with UK GAAP are only disclosed as acquisitions in the year that they are completed.

(3) The profit on ordinary activities before tax reflects: (a) goodwill amortization of (pound)28.9 million in 2002 and (pound)44.1 million in 2001, exceptional goodwill impairment charges of (pound)171.1 million in 2002 and (pound)224.8 million in 2001 and exceptional operating expenses of (pound)45.6 million in 2002 and (pound)27.6 million in 2001 (details of which are set forth in Notes 6 and 14 in the Notes to the Consolidated Financial Statements). There were no such items in 1998, 1999 or 2000.

(4) Due to a change in UK GAAP, in 1999, the Group discounts its property provisions for the purposes of UK GAAP, and has restated the results of prior years as if this accounting had been in effect for those years.

(5) FRS 19 "Deferred Taxation" was adopted during 2001 for UK GAAP, purposes and consequently deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date. An adjustment was recorded in 2000 and 1999 to reflect the recognition of deferred tax assets.

(6) During 1999, the Group reviewed its accounting for property provisions under US GAAP and determined that it is preferable under US GAAP to record property provisions on a gross basis rather than on a discounted basis. The cumulative effect of this change in accounting policy for periods through December 31, 1998 was a charge to profit under US GAAP of (pound)14.9 million (6.6p per ordinary share).

(7) "Working capital" represents current assets minus debtors due in more than one year minus current liabilities.

(8) "Net assets" represents total assets minus total liabilities. For UK reporting and disclosure purposes, total liabilities exclude minority interests.

(9) "Capital stock" represents authorized, allotted called-up and fully paid ordinary share capital.

(10) Under US GAAP, the dilutive effect of equity-based contingent earnouts on acquisitions is restricted to those which have met their performance criteria at the balance sheet date. Under UK GAAP, the full dilutive effect is taken. However, in 2002, 2001 and 1999, the impact was anti-dilutive. Equity based contingent earnouts are based on the contractual terms of the purchase agreements and are estimated based on forecasts of future results.

Dividends

     Dividends recommended by Cordiant's Board of Directors in respect of a particular fiscal year are paid in the following fiscal year if approved by Cordiant's shareholders. Under UK company law, the ability to pay a dividend is dependent on whether Cordiant has distributable reserves. At December 31, 2002, Cordiant had no distributable reserves.

     Under its agreement with its senior bank lenders, referred to as the Amended and Restated Loan Agreement, and its agreements with its senior noteholders, referred to as the Amended and Restated Note Purchase Agreement, prior to May 15, 2003, the Group was permitted to pay annual (but not interim) dividends out of its available excess cash flow in respect of any fiscal year after December 31, 2001, provided that it satisfied certain financial conditions, particularly with respect to debt ratios, and provided that there were no events of default under those agreements. In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's senior bank lenders and noteholders, the Board did not recommend the payment of a dividend in respect of 2001 or 2002. On May 15, 2003, the Group and certain of its subsidiaries entered into an agreement, referred to as the Interim Support Agreement, with its senior bank lenders and senior noteholders, among others. The Interim Support Agreement amended the provisions of the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement prohibiting Cordiant from paying dividends.

     The following table shows the dividend amounts in pounds sterling, together with US dollar equivalent, for each of the years indicated:

         Year                                Dividend per Ordinary Share
         ----                                ---------------------------
                                (in pence)                        (cents)(1)

        1998                        1.4                             2.2
        1999                        1.8                             2.7
        2000                        2.1                             2.9
        2001                         -                              -
        2002                         -                              -

--------------------
(1) Dividend amounts were translated into dollars at the noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes.

     See "Item 10--Material Contracts" for a more detailed discussion of the Amended and Restated Loan Agreement, a copy of which is filed as Exhibit 4.2 to this Annual Report, the Amended and Restated Note Purchase Agreement, a copy of which is filed as Exhibit 4.3 to this Annual Report, and the Interim Support Agreement, a copy of which is filed as Exhibit 4.7 to this Annual Report. The table shows the dividend amounts in pounds sterling, together with the US dollar equivalent, for each of the years indicated.

     For a further description of the Group's dividend policy, see "Item 8. Financial Information--Dividend Policy."

Exchange Rate Information

     Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling prices of the Cordiant ordinary shares on the London Stock Exchange and as a result, are likely to affect the market price of the American Depositary Shares, or ADSs, in the United States, to the extent that any trading market the Cordiant ordinary shares and American Depository Shares exists in the future. See "Item 4. Information on the Company--Recent Developments--Delisting of Ordinary Shares and ADSs." Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in pounds sterling on the Cordiant ordinary shares represented by the ADSs.

     The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes expressed in US dollars per (pound)1.00.


                                                  Average*         High          Low          Period End
                                                  -------          ----          ---          ----------
1998.......................................         1.66           1.72          1.61            1.66
1999.......................................         1.62           1.68          1.55            1.61
2000.......................................         1.51           1.65          1.40            1.50
2001.......................................         1.44           1.50          1.39            1.45
2002                                                1.51           1.61          1.41            1.61
   December................................                        1.51          1.56            1.61
2003
   January.................................                        1.65          1.60            1.64
   February................................                        1.65          1.57            1.61
   March...................................                        1.61          1.56            1.58
   April...................................                        1.60          1.55            1.60
   May.....................................                        1.65          1.59            1.64
   June....................................                        1.68          1.63            1.65
   July (through July 11, 2003)............                        1.67          1.63            1.63


--------------------
* The average exchange rate is based on the average of the exchange rates on the last business day of each month during the relevant period.

     The noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes on July 11, 2003 was (pound)1.00 =$1.6323.

Risk Factors

     You should carefully consider all of the information set forth in this Annual Report and the following description of risks and uncertainties that the Group currently believes may exist. The Group's business, financial condition, results of operations or prospects could be adversely affected by any of these risks. Additional risks of which the Group is unaware or that it currently deems immaterial may also impair its business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. The Group's results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described below and elsewhere in this Annual Report. See "Introduction--Forward-Looking Information."

Risks Related to Recent Developments

The Group faces fundamental uncertainty regarding its future and prospects.

     The Group has experienced a significant decline in revenues during the last two years. During the course of 2002, in addition to the negative impact on revenues from the reduction in global advertising spending, the Group lost two of its largest U.S. clients, Hyundai and Wendy's. In response to these conditions, significant management action was taken to restructure the Group, and to reduce costs substantially to create a structure better suited to the difficult market conditions. Nevertheless, the Group has suffered further loss of clients in 2003.

     In February 2003, Cordiant entered into negotiations with its senior bank lenders and noteholders to revise the financial covenants in those borrowing arrangements. At that time, Cordiant also announced a program of non-core disposals to reduce debt. Before these negotiations had been concluded, in April 2003, Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. Allied Domecq was responsible for $7.8 million and $28.0 million of revenues in 2001 and 2002, respectively. This client loss, therefore, will have a substantial impact on operating profit from 2004 onwards. Cordiant thereafter reached an agreement, referred to as the Interim Support Agreement, with its senior bank lenders and noteholders for the continuation of its existing bank and note financing arrangements through July 15, 2003, notwithstanding the breach of certain covenants.

     On June 19, 2003, WPP Group plc ("WPP") and Cordiant announced the terms of a recommended proposed acquisition of Cordiant by means of a scheme of arrangement under Section 425 of the U.K. Companies Act of 1985. The proposed acquisition of Cordiant is subject to a number of conditions, including the approval of the scheme at a meeting of Cordiant shareholders by a majority in number of shareholders voting, representing at least 75% of the shares voted. Many of the conditions to which the transaction is subject are beyond the control of Cordiant. There can be no assurance that the scheme of arrangement will be approved by the required shareholders' vote or, if approved, will be completed. Investment funds advised by Active Value Advisors Limited have informed Cordiant that as of July 11, 2003, they hold 28.74% of Cordiant's issued share capital. Although Cordiant cannot speculate about whether or not Active Value will vote for or against the scheme of arrangement, shareholders should be aware that a notice was served on Cordiant on behalf of funds advised by Active Value Advisors, requesting an extraordinary general meeting of Cordiant for the purpose of voting on a number of resolutions, including the replacement of Cordiant's existing senior management team with a new management team supported by Active Value. If Active Value continues to hold its Cordiant shares at the same level and votes against the scheme of arrangement, the scheme of arrangement will not be approved by the requisite shareholder vote.

     As a result of these developments, the Group faces fundamental uncertainty regarding its future and prospects. In light of the foregoing, Cordiant considers the value of its ordinary shares and American Depositary Shares to be highly speculative and cautions shareholders that the ordinary shares and American Depositary Shares may ultimately be determined to have no value. Accordingly, the Group urges that appropriate caution be exercised with respect to existing and future investments in its ordinary shares and American Depositary Shares.

The report of the Group's auditors on the statutory consolidated financial statements included in the 2002 United Kingdom Annual Report and Accounts includes a disclaimer on the view given by those financial statements

     In their report included in the Group's 2002 United Kingdom Annual Report and Accounts, filed with the United Kingdom Registrar of Companies, the Group's auditors, KPMG Audit plc, have stated that, because at the date of that audit report, April 30, 2003, the Board of Directors had not yet brought their consideration of the strategic options available to the Group to the stage where the implications for the Group's future funding structure and the extent and nature of any disposal program to be put in place were sufficiently clear, the evidence available to the auditors was limited and in consequence they were unable to carry out auditing procedures necessary to obtain adequate assurance regarding the Directors' assessment of the appropriateness of preparing the financial statements on a going concern basis. As a result, the auditors have stated that they are unable to form an opinion as to whether the Group's 2002 statutory financial statements included in the 2002 United Kingdom Annual Report and Accounts give a true and fair view of the state of affairs of the Group as at December 31, 2002 or of the loss of the Group for the year then ended.

     The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty regarding the appropriateness of preparing the financial statements on a going concern basis it is not possible to determine the extent and quantification of such adjustments but these might include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal, the write down of certain assets carried on a value in use basis to net realizable value, and the disclosure of or provision for additional liabilities.

The Group is reliant on the continued support of WPP, its lender.

     On May 15, 2003, due to an inability to comply with the covenants contained in the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement, Cordiant and its senior bank lenders and noteholders entered into the Interim Support Agreement pursuant to which the lenders agreed to waive compliance with certain covenants through July 15, 2003. On June 19 and July 1, 2003, a subsidiary of WPP acquired the Group's indebtedness under its bank facility and senior notes so that WPP now holds all of the debt. As of July 11, 2003, the total indebtedness acquired by WPP was (pound)224.3 (translated at the New York noon buying rate on July 11, 2003 of $1.6323). The WPP Group has agreed to continue to allow Cordiant access to its committed overdraft facilities of up to (pound)6.0 million following July 15, 2003, although such access would terminate in the event that WPP exercises its right to give an acceleration notice calling for repayment of the debt. As a result, following July 15, 2003 when the Interim Support Agreement expires, the Group will remain dependent on the continued support of WPP, its primary lender. If such support were to be withdrawn, and if additional sources of financing were not made available to the Group, it is likely that an administrator or administrative receiver would be appointed in respect of the Group. Cordiant expects that the administrator or administrative receiver would seek to liquidate or sell the Group, with the proceeds of the sale to be used to satisfy the Group's obligations and the remainder, if any, distributed to shareholders. In these circumstances, WPP, as the Group's primary lender and a secured creditor, would be entitled to receive the principal of its outstanding loans of approximately (pound)224.3 million, together with make-whole and certain other payments of approximately (pound)40 million in the aggregate, in priority to any distribution to Cordiant shareholders. The Group's unsecured creditors would also rank ahead of Cordiant shareholders in the circumstances. Under these circumstances, Cordiant believes that unless the scheme of arrangement were to be approved and completed, shareholders and holders of American Depositary Shares would be highly unlikely to receive any value for their shares or American Depositary Shares.

The implementation of the scheme of arrangement is subject to a number of conditions and there can be no assurance that these conditions will be satisfied on or before August 31, 2003.

     The proposed acquisition of Cordiant by WPP by means of a scheme of arrangement is subject is subject to a number of conditions, including, but not limited to:

     o the approval of the scheme at a meeting of Cordiant shareholders by a majority in number of shareholders voting, representing at least 75% of the shares voted;

     o the approval by shareholders of Cordiant, representing at least 75% of the shares voted, of a resolution to amend Cordiant's articles of association in connection with the implementation of the scheme;

     o    the sanction of the scheme by the English High Court; and

     o cancellation of the listing of Cordiant's ordinary shares by the U.K. Listing Authority and the cancellation of trading in such shares on the London Stock Exchange before the shareholder meetings referred to above.

     If the scheme of arrangement does not become effective on or before August 31, 2003, or such later date as WPP and Cordiant may agree and the High Court may permit, it is not capable of becoming effective at a later date. There can be no assurance that the conditions necessary for the scheme of arrangement to become effective, including those listed above, will be satisfied on or before August 31, 2003.

     Trading in the Group's American Depositary Receipts on the New York Stock Exchange has been suspended and is not expected to resume, and delisting of the Group's ordinary shares from the London Stock Exchange is expected to take effect on July 16, 2003.

     Trading in the Group's American Depositary Receipts on the New York Stock Exchange was suspended on the close of business on June 25, 2003, and the New York Stock Exchange has announced that an application to the Securities and Exchange Commission to delist the American Depositary Shares from the New York Stock Exchange is pending subject to the completion of application procedures. Furthermore, it is a condition to the scheme of arrangement that Cordiant's ordinary shares cease to be listed on the London Stock Exchange and the last day for dealings in Cordiant's ordinary shares is expected to be July 15, 2003. As a result holders of the Group's American Depositary Receipts or ordinary shares may not be able to sell their securities at all or the price may be adversely impacted due to a lack of liquidity.

     There are put and call options over Cordiant's 25 percent interest in Zenith Optimedia Group Limited ("Zenith"), the exercise price of which may, in certain circumstances, be subject to material reduction if exercised while Cordiant remains subject to the Listing Rules of the U.K. Listing Authority. By delisting Cordiant's ordinary shares at this stage, Cordiant is seeking to ensure that the value of its interest in Zenith would not be less than (pound)75 million. A letter was sent to Cordiant shareholders on June 19, 2003 giving notice of the proposed cancellation of listing. See more detailed discussion under "Item 4. Information on the Company--Media Services--Zenith Optimedia Group Limited."

Risks Related to the Group's Operations and Business

The following risk factors will be relevant only if Cordiant is not sold to WPP pursuant to the scheme of arrangement and is not put into administration or administrative receivership.

Cordiant's future viability depends on its ability to attract, and retain, large clients.

     Cordiant's five largest clients accounted for 19% of revenues in 2002 and 18% of revenues in 2001. In 2002, two of the Group's largest U.S. clients, Hyundai and Wendy's, announced that they would be terminating their contracts with the Group in the United States, effective September and October 2002. In April 2003, the Group's second largest global client, Allied Domecq announced that it was terminating its contract with the Group, effective October 2003. In addition to the projected loss of revenues that these terminations will cause, the terminations, together with perceptions regarding the Group's future viability, have significantly impacted the Group's ability to attract alternate large clients. The Group's future viability depends on its ability to attract and retain other large clients. There is material uncertainty as to the Group's ability to do so under these circumstances.

Cordiant's ability to reduce costs quickly in response to revenue decreases may be limited.

     If advertising expenditures by Cordiant's clients decrease, Cordiant's revenues will be adversely affected. Cordiant has a limited ability to reduce its fixed cost base in the short term in response to such decreases. The most significant component of Cordiant's operating expenses is staff costs (64.4 percent of revenue in 2002). The Group's ability to reduce in the short term its operating expenses in response to decreased advertising expenditures by clients is limited because: severance and other costs reduce the impact of such actions; there is usually a delay between the decreases in expenditures and cost reduction actions; such actions may result in excess property that cannot be used or leased by Cordiant on acceptable terms although Cordiant remains liable for the lease payments; the Group's overhead and infrastructure costs cannot easily be reduced despite the decreases in advertising expenditures; business acquisition agreements entered into by Cordiant may limit its ability to reduce costs in those businesses in the short term; and there is a need to maintain sufficient staffing to service ongoing projects as well as to be prepared to respond to increases in clients' advertising expenditures. If Cordiant's revenues decrease further and Cordiant is unable to reduce expenses proportionately, Cordiant's losses will increase.

Exclusivity arrangements with the Group's clients may limit its ability to provide services to others.

     It is customary in the marketing communications services industry to enter into exclusivity arrangements with clients. The Group has entered into these arrangements with a number of its clients, restricting its ability to provide services to their competitors. Cordiant has in the past been, and may in the future be, unable to take on new clients because such opportunities would require the Group to provide services to direct competitors of its existing clients. In addition, the Group risks harming relationships with existing clients if it agrees to provide services to their direct and indirect competitors. Prospective clients may also choose not to retain Cordiant for reasons of actual or perceived conflicts of interest .

Cordiant generally does not have long-term contracts with its clients.

     The Group's advertising clients generally appoint the Group on an annual contractual basis with a 90-day notice period. Other clients generally appoint the Group on a project by project basis with the right to terminate their relationships with Cordiant without penalty and with relatively short or no notice. Once a project is completed, there can be no assurance that a client will engage Cordiant for further services.

Cordiant's international operations expose it to the risk of fluctuations in currency exchange rates.

     The results of operations and financial position of most of Cordiant's non-UK subsidiaries are reported in the currencies of countries in which those subsidiaries are located. That financial information is then translated into pounds sterling at the applicable exchange rates for inclusion in Cordiant's Consolidated Financial Statements. In 2002, 79.3 percent of Cordiant's consolidated revenues were generated in local currencies and translated into pounds sterling.

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

     Cordiant operates in more than 70 countries around the world. As of December 31, 2002, Cordiant had approximately 19.4 percent of its 8,019 employees located in the United Kingdom, approximately 29.9 percent in Continental Europe, approximately 14.9 percent in North America and approximately 35.8 percent in Asia and Latin America. To manage its day-to-day operations, Cordiant must overcome cultural and language barriers and assimilate different business practices. In addition, Cordiant is required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. Cordiant also must communicate and monitor group-wide policies across its global network. Cordiant's failure to successfully manage its geographically diverse operations could impair its ability to react quickly to changing business and market conditions.

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

     The Group competes with other companies to recruit and hire from a limited pool of qualified, experienced marketing and communications professionals. Even if Cordiant continues as a going concern, the considerable uncertainty about its viability will undoubtedly have a negative impact on the ability to attract and retain skilled personnel. If Cordiant is unable to hire and retain qualified personnel, its business results would suffer. In addition, the Group's ability to generate revenues directly relates to its personnel, both in terms of the number and expertise of the personnel that Cordiant has to service the clients and the mix of full-time employees, temporary employees and contract service providers that it utilizes. As a result, if Cordiant fails to retain existing employees or hire new employees, it may not be able to complete or retain existing engagements or bid for new engagements of similar scope or revenues and its business, financial condition and operating results could be materially and adversely affected.

Cordiant may face increased competition and increasing industry consolidation.

     The marketing and communications industry is highly competitive. Cordiant competes with other marketing and communications firms, including international and local full-service and specialized marketing and communications firms and other contract sales and marketing organizations. A number of the Group's competitors have substantially greater financial resources, personnel and facilities than the Group. In addition, uncertainty regarding the Group's future prospects and viability due to its financial position have harmed its competitive position in 2002 and the first half of 2003. The Group expects that, even if it is able to continue as a going concern, it will face substantial challenges from competitors who would seek to use the Group's uncertainties as a means to attract clients away from the Group. If the current trend toward consolidation of communications firms continues, Cordiant may have to compete for clients against larger firms that enjoy greater economies of scale and that can devote more resources to bidding for work. There can be no assurance that Cordiant will be able to regain and maintain its competitive position in the industry.

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

     Cordiant's principal corporate offices are located at 1 - 5 Midford Place, London W1T 5BH, England, telephone number 011-44-20-7262-4343. Information about Cordiant can be found on its website, www.cordiantww.com. Cordiant's agent for US federal securities law purposes is Michael J. Kopcsak, Esq., Cordiant US Holdings, Inc., 498 Seventh Avenue, New York, New York 10018.

     Cordiant is a global advertising and marketing communications group. At the start of 2002, the Group comprised:

     o Bates Worldwide, an integrated advertising and marketing communications network, which includes Diamond Ad Ltd., one of the largest advertising agencies in Korea, of which the Group owns 80 percent, and 141 Worldwide, the marketing services network of Bates Worldwide;

     o Scholz & Friends A.G., a leading German-based multinational communications network, with operations throughout Europe, of which the Group owned 77 percent;

     o Healthworld, a global provider of strategic marketing and communications services to healthcare marketers;

     o Business Communications International, a leading business communications consultancy;

     o    Fitch: Worldwide, a global branding and design network; and

     o Zenith Optimedia Group Limited, a global specialist media services and planning agency, of which the Group owns 25 percent.

     In order to enhance the Group's competitive offering by combining advertising, branding and design and healthcare marketing, Cordiant established the Bates Group in September 2002 through the integration of Bates Worldwide, 141 Worldwide, Fitch: Worldwide and Healthworld. This integration maintained the brands of the individual networks so that specialist skills can be accessed by clients on a stand-alone basis as required. Additionally, as discussed in the "--Recent Developments," Cordiant has disposed of its principal Australian business, The Communications Group, but retained a 30% minority interest in the buyer, and its 77 percent interest in Scholz & Friends A.G., and has entered into a conditional agreement to dispose of the FD International Group of companies, which form the majority of Business Communications International.

     As a result of the formation of the Bates Group and the dispositions described above, and following the disposal of the FD International Group of companies, which is expected to be completed by the end of July 2003, the Group will principally comprise

     o The Bates Group business which is a single integrated communications offering comprising the Bates Worldwide advertising network, marketing services network 141 Worldwide, branding and design group Fitch:
          Worldwide and specialist medical communications network Healthworld;

     o a 25 percent interest in the media business, Zenith Optimedia Group Limited, the remaining 75 percent being owned by Publicis Groupe S.A.; and

     o a 29.999 percent interest in The Communications Group Holdings Pty Limited, the immediate holding company of TCG.

History

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

     In 1993, 141 Worldwide was established as a separately branded network within Bates Worldwide, specializing in sales promotion, direct marketing, interactive media and associated activities. Since the demerger, 141 Worldwide has expanded rapidly and now operates 90 offices in 60 countries.

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

     In December 1999, Cordiant acquired 80 percent of Diamond Ad Ltd. Diamond Ad was previously the in-house agency for Hyundai Group, and Hyundai retained a 20 percent interest in Diamond Ad. The acquisition of Diamond Ad significantly strengthened the Group's position in South Korea. Diamond Ad now forms part of the Bates Worldwide advertising network.

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

     During December 2000, Cordiant increased its interest in Newcomm Bates Group, a marketing communications Group in Brazil from 32 percent to 51 percent, and during 2001, Cordiant acquired MicroArts Corporation, a U.S. brand and business development agency, Gallagher & Kelly Public Relations Limited, a business communications consultancy in Ireland, Bulletin International Limited, an international broadcast public relations consultancy, Corplan, K.K., International Business Information, K.K. and IBI, K.K., a Japanese business communications agency, and Presentation Communications International Limited, a live communications specialist.

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

     In October 2001, Cordiant executed a series of transactions, including the transfer of Scholz & Friends GmbH to Scholz & Friends A.G. and the merger of Scholz & Friends A.G. with United Visions Entertainment. The merged entity, Scholz & Friends A.G. was then listed on the Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26 percent of Cordiant's holding in Scholz & Friends Group GmbH and 11 percent of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74 percent of the merged entity, Scholz & Friends A.G.. Subsequent share acquisitions increased Cordiant's holding to 77 percent of Scholz & Friends A.G.. On July 11, 2003, Cordiant disposed of its interest in Scholz & Friends A.G.. See "Item 4: Information on the Company" under the caption "Recent Developments - Disposals."

Recent Developments

Background

     Against a rapidly deteriorating industry background, in April 2002, Cordiant had to renegotiate its financing arrangements with its primary lenders. During the course of 2002, in addition to the negative impact on revenues from the reduction in global advertising spending, Cordiant lost two of its largest U.S. clients, Hyundai and Wendy's. As a result, significant management action was taken to restructure the Group, and to reduce costs substantially, in order to create a structure better suited to the difficult market conditions. However, despite achieving some important new business wins in the final quarter of 2002, the Group suffered further loss of clients in 2003.

     In February 2003, Cordiant reopened discussions with its lenders to renegotiate its financial covenants. At that point, Cordiant announced a program of non-core disposals to reduce debt. Cordiant expected to agree to new financing terms with its primary lenders during the spring and intended thereafter to raise new equity to establish a firm financial footing for the business. By the end of April 2003, Cordiant was well advanced in the agreement of new financing terms with its primary lenders. However, at this time Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. Cordiant immediately re-entered into discussions with its lenders to secure new short term financing and to determine a new plan to address its longer term financing needs. As a result, Cordiant and its senior bank lenders and noteholders entered into an Interim Support Agreement pursuant to which the lenders agreed to waive compliance with certain covenants through July 15, 2003.

     Since the end of April 2003, the Board of Directors has reviewed a range of strategic alternatives, including the issue of new equity, a debt for equity swap, further asset disposals and the sale of the entire business. This review has concluded that, in the light of the increasing difficulty in winning new business and retaining revenue from existing clients and of the views of Cordiant's lenders and leading clients, the best interests of Cordiant are likely to be served through a combination with a major industry player. In the absence of such a transaction, the Board of Directors believes that it would become even more difficult to retain Cordiant's clients and staff, and to continue the Group's operations. The uncertain revenue outlook, and the requirement for continued support of its lenders, led the Board of Directors to the view that there was insufficient certainty of achieving an acceptable return to shareholders to justify seeking to raise the large amount of new equity capital that would have been required to rectify Cordiant's financial position.

     As a result, discussions took place with all of the major agency groups and others. It became clear that no prospective purchaser would be willing to assume the full level of secured debt, including entitlements to make-whole and other payments, within the Group, leaving the prospect that Cordiant's shareholders would receive no payment at all. Nevertheless, if the scheme of arrangement becomes effective Cordiant will have achieved an outcome that provides some value to shareholders.

Scheme of Arrangement

         On June 19, 2003, Cordiant and WPP announced the terms of a proposed acquisition of Cordiant by WPP by means of scheme of arrangement under Section 425 of the Companies Act of 1985 of Great Britain.

Under the scheme of arrangement, which is subject to a number of conditions including approval by Cordiant's shareholders and by the English High Court, WPP will acquire the entire issued ordinary share capital of Cordiant. Cordiant's shareholders will, in consideration, receive one ordinary share of WPP for every 205 ordinary shares of Cordiant. Based on the closing mid market price of 513.25 pence per WPP share on July 11, 2003, the scheme of arrangement values the entire issued ordinary share capital of Cordiant at approximately (pound)10 million and each Cordiant ordinary share at approximately 2.5 pence. Where fractional entitlements to WPP shares arise from the implementation of the scheme of arrangement, these will be aggregated and sold and the proceeds paid to Cordiant shareholders entitled thereto.

     In addition, on June 19, 2003, WPP acquired the Group's indebtedness from its bank lenders, except one lender, under its Amended and Restated Loan Agreement, and from its senior noteholders, with the same exception, under its Amended and Restated Note Purchase Agreement, for (pound)177 million representing an amount equal to the par value of the principal obligations purchased. The remaining lender holding such debt with a par value of approximately (pound)79 million, transferred its debt to WPP on July 1, 2003, so that WPP now holds all of the debt. As a result, following July 15, 2003 when the Interim Support Agreement expires, the Group will remain dependent on the continued support of WPP, its primary lender.

     Ordinary shares of WPP issued pursuant to the scheme of arrangement will be issued credited as fully paid and will rank pari passu in all respects with the existing shares of WPP, including the right to receive and retain in full future dividends and other distributions (if any) declared, made or paid after June 19, 2003, except for the final dividend in respect of the year ended December 31, 2002 of 3.67p per WPP share payable on July 7, 2003 to WPP shareholders appearing on the WPP register of members as at June 6, 2003.

     Each Cordiant ADS will come to represent the right to receive WPP ADSs and each holder of Cordiant ADSs will be required to exchange his or her Cordiant ADSs for WPP ADSs based on the exchange ratio of one new WPP ADS for every 205 Cordiant ADSs. Fractional entitlements to new WPP ADSs will not be issued to any holder of a Cordiant ADS and all fractions to which holders of Cordiant ADSs would otherwise have been entitled will be aggregated and sold by Citibank, N.A., as exchange agent appointed by WPP, on the Nasdaq National Market. Holders of Cordiant ADSs will receive their pro rata portion, if any, of the net proceeds from the sale of the fractional entitlements upon surrender of their Cordiant ADRs in exchange for WPP ADRs.

     The implementation of the scheme of arrangement is subject to a number of conditions, including, but not limited to:

     o the approval of the scheme at a meeting of Cordiant shareholders by a majority in number of shareholders voting, representing at least 75% of the shares voted;

     o the approval by shareholders of Cordiant, representing at least 75% of the shares voted, of a resolution to amend Cordiant's articles of association in connection with the implementation of the scheme;

     o    the sanction of the scheme by the English High Court; and

     o cancellation of the listing of Cordiant's ordinary shares by the U.K. Listing Authority and the cancellation of trading in such shares on the London Stock Exchange before the shareholder meetings referred to above.

     Investment funds advised by Active Value Advisors Limited have informed Cordiant that as of July 11, 2003, they hold 28.74% of Cordiant's issued share capital. Although Cordiant cannot speculate about whether or not Active Value will vote for or against the scheme of arrangement, notice was served on Cordiant on behalf of funds advised by Active Value Advisors, requesting an extraordinary general meeting of Cordiant for the purpose of voting on a number of resolutions, including the replacement of the existing senior management team with a new management team supported by Active Value. If Active Value continues to hold its Cordiant shares at the same level and votes against the scheme of arrangement, the scheme of arrangement will not be approved by the requisite shareholder vote.

     Assuming the necessary approval from Cordiant's shareholders is obtained and the other conditions have been satisfied, or waived, the scheme of arrangement will become effective upon the delivery to the U.K. Registrar of Companies of a copy of the order of the English High Court sanctioning the scheme. This is expected to occur by August 31, 2003.

     The Group is currently able to pay its debts as they fall due. The Interim Support Agreement, pursuant to which the Group's lenders agreed to waive compliance with certain covenants through July 15, 2003, was adopted by WPP upon its acquisition of Group's debt. After July 15, 2003, Cordiant will be dependent on the continued support of WPP, as lender. The WPP Group has agreed to continue to allow Cordiant access to its committed overdraft facilities of up to (pound)6.0 million following July 15, 2003, although such access would terminate in the event that WPP exercises its right to give an acceleration notice calling for repayment of the debt. If such support were to be withdrawn, and if additional sources of financing were not made available to the Group, it is likely that an administrator or administrative receiver would be appointed in respect of the Group. Cordiant expects that the administrator or administrative receiver would seek to liquidate or sell the Group, with the proceeds of the sale to be used to satisfy the Group's obligations and the remainder, if any, distributed to shareholders. In these circumstances, WPP, as the Group's primary lender and a secured creditor, would be entitled to receive the principal of its outstanding loans of approximately (pound)224.3 million as of July 11, 2003, together with make-whole and certain other payments of approximately (pound)40 million in the aggregate, in priority to any distribution to Cordiant shareholders. The Group's unsecured creditors would also rank ahead of Cordiant shareholders in the circumstances. Under these circumstances, Cordiant believes that shareholders and holders of American Depositary Shares would be highly unlikely to receive any value for their shares or American Depositary Shares.

     If the scheme of arrangement does not become effective on or before August 31, 2003, or such later date as WPP and Cordiant may agree and the High Court may permit, it shall not thereafter be capable of becoming effective.

     The scheme of arrangement and the transactions contemplated thereunder are more fully described in the scheme proposal document. Nothing contained in this Form 20-F is intended to be, nor should it be construed as, a solicitation for a vote on the scheme of arrangement, which can only occur based on the scheme proposal document that, as described above, was mailed to Cordiant's shareholders on or about June 28, 2003.

Disposals

     As part of the strategy of the Board of Directors to reduce debt through a program of non-core asset disposals, in 2003 the Group disposed of the following material interests:

     o On June 30, 2003, Cordiant disposed of its principal Australian businesses, The Communications Group, which includes George Patterson Bates. Pursuant to the transaction, The Communications Group was acquired by The Communications Group Holdings, a new corporate entity, owned 55% by funds advised by Pacific Equity Partners, 15% by The Communications Group management and 30% by Cordiant. Cordiant received cash proceeds in respect of the disposal of A$60.2 million ((pound)24.2 million) which, after deduction of transaction costs, were used to repay debt. Prior to completion, Cordiant extracted from The Communications Group surplus cash of A$41.0 million ((pound)16.5 million) which was also used to repay debt.

     o On July 11, 2003, Cordiant disposed of its 77.3 percent interest in Scholz & Friends A.G. Pursuant to the transaction Cordiant's interest was acquired by a new corporate entity owned by Electra European Fund LP and Scholz & Friends A.G.'s management. The cash proceeds payable to Cordiant in respect of the disposal of Scholz were (euro)22.4 million ((pound)15.8 million) which, after deduction of transaction costs, were used to repay debt. A further (euro)1.5 million ((pound)1.0 million) may become payable in March 2004 dependant upon the performance of Scholz & Friends A.G. for the year ended December 31, 2003. This amount will also be used to reduce borrowings. Scholz & Friends A.G. will repay loans made to it by Cordiant totaling approximately (euro)7.5 million ((pound)5.3 million) by no later than December 31, 2003.

     In addition, on July 4, 2003, the Group entered into an agreement to dispose of FD International. Under the agreement, it is proposed that the shares of the companies that comprise FD International will be acquired by new legal entities (a U.S. purchaser and a U.K. purchaser) owned and financed principally by Advent International, the global private equity firm. The cash proceeds payable to Cordiant at completion in respect of the disposal are (pound)26.0 million. The (pound)26.0 million is subject to upwards or downwards adjustment on a pound for pound basis based on a completion statement of working capital and net indebtedness both as of May 31, 2003. In addition, Cordiant is entitled to further consideration equal to 25 percent of any post tax capital gain made by Advent International on its investment if Advent International disposes of its interest in FD International within eighteen months of completion. The agreement is conditional on approval of Cordiant's shareholders, to the extent required under the Listing Rules of the U.K. Listing Authority, and the German Federal Cartel Office having cleared the acquisition pursuant to the applicable provisions of the German Act against Restraint of Competition. If completion does not occur by August 6, 2003 because Cordiant's shareholders fail to approve the transaction (to the extent they are required to do so), Cordiant is required to pay the U.K. purchaser (pound)600,000 plus any applicable value added tax. This amount is intended to cover the U.K. purchaser's transaction costs. A shareholder meeting seeking approval of the sale of FD International has been called for July 23, 2003.

Delisting of Ordinary Shares and ADSs

     Delisting of Cordiant's ordinary shares from the U.K. Listing Authority is expected to take effect at 8.00 a.m. on July 16, 2003 and the last day for dealings in Cordiant's ordinary shares on the London Stock Exchange is expected to be July 15, 2003.

     On June 26, 2003, Cordiant's ADRs were suspended from trading on the New York Stock Exchange prior to the opening of trading. The New York Stock Exchange also announced that an application to the SEC to delist the Cordiant ADRs is pending the completion of applicable procedures.

Organization and Services

     Historically, the Group was organized on a geographic basis. During 2000 and 2001, the Group expanded by acquiring healthcare and other specialist communications and marketing businesses. As a result of this expansion, in 2002 the Group's principal activities were organized as follows:

                      Advertising and Integrated Marketing

Bates Worldwide                       Advertising and marketing communications
Diamond Ad(1)                         Advertising and marketing communications
141 Worldwide                         Marketing services
Scholz & Friends A.G.(2)              Advertising and marketing communications

                      Advertising and Integrated Marketing

                            Specialist Communications

Healthworld                                   Healthcare marketing
Business Communications International         Business communications consulting
Fitch: Worldwide                              Branding and design services


                                 Media Services

Zenith Optimedia Group Limited(3)             Media services


     In September 2002, the Bates Group was established through the integration of advertising network Bates Worldwide, marketing services network 141 Worldwide, branding and design group Fitch Worldwide and the specialist healthcare marketing network Healthworld.

-------------
1    Owned 80 percent by Cordiant, 20 percent by Hyundai Group.
2 Owned 77 percent by Cordiant, 23 percent by management and other shareholders. Sold on July 11, 2003.
3    Owned 25 percent by Cordiant, 75 percent by Publicis Groupe S.A.

     During 2002, advertising and integrated marketing services accounted for approximately 77 percent of the Group's revenues and specialist communications accounted for approximately 23 percent. Advertising services accounted for approximately 51 percent of the Group's revenues and non-advertising services accounted for approximately 49 percent.

     During 2001, advertising and integrated marketing services accounted for approximately 76 percent of the Group's revenues and specialist communications accounted for approximately 24 percent. During 2000, advertising and integrated marketing services accounted for approximately 86 percent of the Group's total reported revenues and marketing services accounted for approximately 14 percent. In 2002, the Group's largest five clients accounted for 19 percent of revenues. The two largest clients accounted for 5.6 percent and 5.2 percent, respectively, of total reported revenues.

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

     Bates Worldwide

     Bates Worldwide is a global advertising and marketing communications network with 180 offices in 70 countries, including affiliates. Expanding from a base as an international advertising network, Bates Worldwide employs the expertise of 141 Worldwide to provide marketing services to its clients where requested.

     141 Worldwide

     141 Worldwide is a global network specializing in marketing services, offering expertise in a wide range of activities including sales promotion, direct marketing, event marketing, merchandising, sponsorship, design and interactive media. Launched in 1993 as a separately branded network within Bates Worldwide, 141 Worldwide has grown rapidly and now comprises over 90 offices in 60 countries. CCG.XM, Cordiant's interactive operation, was restructured in 2001 and now forms part of the operations of 141 Worldwide.

     Diamond Ad

     Diamond Ad was established in 1983 by the Hyundai Group to provide Hyundai companies with a full range of advertising and marketing services. Other industrial groups in Korea followed a similar strategy and each of the three largest agencies in Korea is linked to one of the major industrial groups. The Group acquired 80 percent of Diamond Ad from Hyundai Group in December 1999, with Hyundai Merchant Marine retaining the remaining 20 percent. Headquartered in Seoul, the agency has branch offices in Pusan (Korea) and Beijing. Diamond Ad is part of the Bates Worldwide global network.

     Scholz & Friends A.G.

     Scholz & Friends A.G. is a leading German-based multinational communications network with 14 offices operating across Europe. Scholz & Friends A.G. provides clients with a wide range of marketing communications services including advertising, sales promotion, public relations, direct marketing, design, consulting and interactive media. On October 1, 2001, Cordiant executed a series of transactions, including the consolidation of its Scholz & Friends subsidiaries under Scholz & Friends A.G. and the merger of Scholz & Friends A.G. with United Visions Entertainment, a specialist in the production of live entertainment programs for television and the internet. The merged entity, Scholz & Friends A.G., was then listed on the Geregelter Markt, the principal German regulated market of the Frankfurt Stock Exchange. As of December 31, 2002, Cordiant owned 77 percent of Scholz & Friends A.G.. On July 11, 2003, Cordiant disposed of its interest in Scholz & Friends A.G. See "Item 4:
Information on the Company" under the caption "Recent Developments - Disposals."

Healthcare Marketing

     Healthworld

     Healthworld is an international healthcare marketing and contract sales organization headquartered in New York. Acquired by the Group in March 2000, Healthworld provides its pharmaceutical and healthcare clients with a comprehensive range of integrated marketing services, including professional and direct-to-consumer advertising and promotion, contract sales, consulting, medical education, public relations, marketing research, interactive multimedia and database marketing. Healthworld offers its clients international capabilities through its operations spanning 18 countries, including affiliates. In September 2002, Healthworld was integrated into the Bates Group.

Business Communications Consulting

     Business Communications International

     Cordiant created the Business Communications International ("BCI") network after it acquired Lighthouse in September 2000. BCI offers financial and corporate public relations, internal communications, M&A communications and investor relations. The division comprises Financial Dynamics, FD:Morgen-Walke Associates, FD Ireland, IBI and Corporate & Financial Design. On July 4, 2003, Cordiant entered into an agreement to dispose of its interest in the FD Group, which comprises Financial Dynamics, FD:Morgen-Walke Associates, FD Ireland and Corporate & Financial Design. See "Item 4: Information on the Company" under the caption "Recent Developments - Disposals."

Branding and Design Services

     Fitch:Worldwide

     As part of Cordiant's strategy of establishing leading positions in marketing communications it has built, through strategic acquisitions, Fitch:Worldwide, a global branding and design network. In September 2002, Fitch:Worldwide was integrated into the Bates Group.

Media Services

     Zenith Optimedia Group Limited

     Zenith Optimedia Group Limited ("Zenith"), the UK-based holding company for the Zenith Media Worldwide and Optimedia Networks, is a leading media communications group. In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into Zenith Optimedia Group Limited, of which Publicis Groupe S.A. would own a 75 percent stake and Cordiant would own a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to Zenith Optimedia Group Limited pursuant to a Joint Venture Agreement (the "Zenith JV Agreement"). Prior to October 2001, Zenith Media Worldwide had been a joint venture operation owned equally by Cordiant and Saatchi & Saatchi, a wholly-owned subsidiary of Publicis Groupe S.A.

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

     Pursuant to the Zenith JV Agreement, Cordiant received put options whereby:

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of the Group provided that (1) the shares of Zenith have not been admitted to trading on the London Stock Exchange ("Admission") by December 31, 2003 and (2) Cordiant has not pursued certain defined activities which are in competition with Zenith;

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of the Group within 60 days after any person or group has acquired control of Cordiant;

     o Cordiant may require Publicis to purchase all the shares of Zenith owned by any member of the Group within 60 days after the approval of the annual accounts of Zenith by the annual general meeting of Zenith, if Zenith has fallen short by more than 10 percent of the profit targets set out in the budget approved by the Board of Directors of Zenith for the relevant year.

     Pursuant to the Zenith JV Agreement, Publicis received call options whereby:

     o Publicis has the option to require Cordiant to sell to Publicis all of the shares the Group owns in Zenith, in the event Admission has not occurred by December 31, 2003 due to Cordiant's refusal to agree to the admission of the shares under certain circumstances; or

     o Publicis has the option to acquire all the shares Cordiant owns in Zenith within 60 days of Publicis becoming aware of (1) any person or group acquiring control of Cordiant, (2) Cordiant pursuing certain defined activities which are in competition with Zenith, (3) Cordiant becoming unable to pay its debts as they fall due, or (4) a moratorium having been declared with respect to a material part of the total indebtedness of the Group.

     o The Zenith JV Agreement provides that the price payable on any exercise of these options is the "Option Price", in cash, except that if Cordiant has blocked Admission despite Zenith's investment bank advising that it would be appropriate to seek Admission and the board of Zenith having resolved to seek Admission prior to December 31, 2003, then the price payable on exercise of certain options would be the Option Price reduced by 15 percent but not less than (pound)75 million. The Zenith JV Agreement defines "Option Price" as the great of (pound)75 million and an amount calculated by applying the average price earnings multiple of Publicis and Cordiant to the average profits of Zenith for the previous two years times 25 percent. In certain circumstances, the Zenith JV Agreement provides that for so long as Cordiant is subject to the Listing Rules of the U.K. Listing Authority, the Option Price will not be higher than 25 percent of the market capitalization of Cordiant at the time the relevant option is exercised, or such other percentage as would require Cordiant under such rules to procure the approval of its shareholders to the exercise of the relevant option.

     The Zenith JV Agreement will remain in force until (1) the dissolution of Zenith, (2) Admission has occurred, (3) neither Publicis nor Cordiant own shares of Zenith, (4) all parties to the agreement agree that it be terminated or (5) the date on which Cordiant ceases to hold, directly or indirectly, at least 15 percent of Zenith's issued shares.

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

Significant Subsidiaries

     The following table sets forth the individual significant subsidiaries owned, directly or indirectly, by Cordiant at December 31, 2002:

  Country      Name of Company                Included Within             Percentage Owned
  -------      ---------------                ---------------             -----------------
  England      Bates UK Limited                Bates Worldwide            100%
  England      Financial Dynamics Limited(1)   Business Communications    100%
                                               International
  Australia    George Patterson Pty Ltd(2)     Bates Worldwide            100%
  Germany      Scholz & Friends A.G.(3)        Scholz & Friends           77%

  Korea        Diamond Ad Limited              Bates Worldwide            80%
  US           Bates Advertising USA, Inc.     Bates Worldwide            100%
  US           Bates Healthworld, Inc.         Healthworld                100%

-------------
1    Subject to sale pursuant to an agreement dated July 4, 2003.
2    Sold on June 30, 2003.  29.999% minority interest retained.
3    Sold on July 11, 2003.


Acquisitions and Disposals

     Acquisitions

     In recent years, acquisitions have been an integral part of the Group's strategy to extend beyond advertising into the growth areas of marketing services and specialist communications. The determination of the purchase price of an acquisition depended on, among other things, how the business complemented Cordiant's existing structure and the future value it was believed it could generate by being part of Cordiant.

     The Group made no material acquisitions in the period from January 1, 2002 to July 15, 2003. The Group continues to have earnout obligations for acquisitions made prior to January 1, 2002.

     Disposals

     As part of the strategy of the Board of Directors to reduce debt through a program of non-core asset disposals, in the period from January 1, 2003, to July 15, 2003, the Group entered into agreements to make disposals of the following material interests:

     On June 30, 2003, the Group disposed of its principal Australian businesses, The Communications Group, which includes George Patterson Bates, but retained a 29.999% minority interest in the buyer. On July 11, 2003, the Group disposed of its 77.3 per cent interest in Scholz & Friends A.G. On July 4, 2003, the Group entered into agreement, subject to shareholder approval, to dispose of its 100 per cent interest in the FD Group. See Item 4. Information on the Company under the Caption "Recent Developments-Disposals."

     Between January 1, 2002 and July 15, 2003, the Group disposed of its interests in Interactive Edge, MicroArts Corporation, Ideaworks and Diamond Bates Korea Limited.

        Geographic Coverage

     Cordiant serves clients in all of the world's major advertising markets.

                      Geographic analysis of Group revenue

                                                         Percentage of
                                                  Consolidated Group Revenue
                                             2002          2001          2000
                                           -------------------------------------

UK                                            21            20             16
North America                                 27            31             29
Continental Europe, Africa and India          25            24             26
Asia Pacific and Latin America                27            25             29

Business Segments

     Cordiant's principal activities are organized into the Advertising and Integrated Marketing Services and the Specialist Communications Services.

                   Business segment analysis of Group revenue

                                                         Percentage of
                                                  Consolidated Group Revenue
                                             2002          2001          2000
                                           -------------------------------------

Advertising and Integrated Marketing          77            76            86
Specialist Communications                     23            24            14

Competition

     The advertising industry is highly competitive at both an international and local level. Cordiant's principal competitors in the advertising industry are the large multi-national agencies based in the United States, the United Kingdom and France, as well as smaller agencies, which operate in local markets. The principal competitive factors include an agency's reputation, its creative strength and quality of client service, its ability to perceive clients' needs accurately, the commercial effectiveness of its ideas, its geographic coverage and diversity, its understanding of advertising media and its media buying power. In addition, an agency's ability to maintain its existing clients and develop new relationships depends to a significant degree on factors such as the interpersonal skills of the individuals managing client accounts. Normal practice in the industry is for agency contracts to have a three month termination period.

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

Seasonality of Results

     In the year ended December 31, 2002, 52 percent of revenues and 49 percent of operating profit (before goodwill amortization, exceptional goodwill impairment and exceptional operating expenses) was earned in the six months to June 30, 2002. In the year ended December 31, 2001, 51 percent of revenues and 72 percent of operating profit (before goodwill amortization, exceptional goodwill impairment and exceptional operating expenses) was earned in the six months to June 30, 2001. Cordiant believes that the reported seasonality of profits in 2001 and 2002 was not representative of the Group's usual performance but reflected the impact of the economic downturn in the marketing and communications industry.

     The seasonality of revenues and operating profits reflects the spending pattern of the Group's clients and the industries that they operate in.

Property

     Cordiant leases all its premises. At December 31, 2002 the principal properties leased by Cordiant were as follows:

------------------------------------------------------------------------------------------
       Location                  Area       Annual Base       Next Rent        Expiration
                                 Sq. Ft.   Rental-Millions    Review Date       of Lease
------------------------------------------------------------------------------------------
498 Seventh Avenue               239,000        $7.0             2004             2014
New York, New York

121-141 Westbourne Terrace        62,500  (pound)2.0             2008             2025
London, England
------------------------------------------------------------------------------------------

     In addition, as of the year ending December 31, 2002, in respect of Landsdowne House, Berkeley Square, London, England, Cordiant leased 151,000 square feet at an annual rental of (pound)9.3 million (2001: (pound)7.7 million), which is sublet for mainly coterminous periods at an average annualized rental of approximately (pound)8.0 million during 2002. A further 19,000 square feet at an annual rental of (pound)1.2 million is sublet on a short-term basis at an average annualized rental of approximately (pound)0.6 million during 2002.

     At December 31, 2002, Cordiant's owned and leased properties and fixtures (including furniture and equipment) had a net book value of (pound)28.5 million.

     Cordiant considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 2002, (pound)24.6 million had been reserved by the Group for potential costs of surplus space, primarily in London and New York City.

     The following outstanding property guaranty by Cordiant companies over obligations of certain companies in the Saatchi & Saatchi Group was not released in connection with the demerger in 1997: the Saatchi & Saatchi Group's lease of premises at 375 Hudson Street, New York, for a term expiring on January 31, 2013, at a current annual base rent of $21.4 million subject to periodic rent reviews.

     There are no material plans to construct, expand or improve the existing property facilities.

Environmental and Social Policy

     As a marketing communications group, the Group is primarily a service-based operation. Whilst the Board believes that the effect of the Group's activities on the environment is minimal, it recognizes that it has an impact on the environment both directly through the consumption of energy and other resources used throughout its business operations, and indirectly through its supply chain. Every effort its made to ensure that local operations conduct themselves with consideration to environmental and social issues, in accordance with the Group's Policies and Procedures Manual and Standards of Business Conduct. In order to monitor the environmental impact of its operations, a number of objectives have been set out in the Group's environmental policy, a copy of which can be found on the Cordiant website www.cordiantww.com.

     The key areas relevant to the Group include electronic communication, recycling and social investment. Every Group employee is connected via e-mail and the Group's intranet, and major offices are connected via video-conferencing facilities. Offices are required by Group policy to minimise waste production, responsibly dispose of waste and maximise the recycling of materials. As a minimum standard all operating companies are expected to comply with local environmental regulations.

     Group policy sets out clear commitments to human rights in the terms on which staff are employed. As an international group with operations in over 70 countries, the Group seeks to ensure that each of its operations adopt responsible business practices that avoid contributing to, or perpetuating human rights abuses in countries governed by repressive regimes. The Group fully supports the stance being taken by institutional investors on countries with poor human rights records and adopts Group policies designed to ensure that its operations maintain high standards and adopt responsible business practices.


Item 5. Operating and Financial Review and Prospects.

General

     The information in "Operating and Financial Review and Prospects" concerning the results of operations and the financial condition of Cordiant refers to the Consolidated Financial Statements included in this Annual Report which are prepared in accordance with UK GAAP.

     Cordiant's revenue is generated from commissions and fees paid by clients. In each of the last three years, between 22 and 29 percent of revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees, which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set in conjunction with the client. The Group's advertising businesses generally have ongoing relationships with their clients which last a number of years. In contrast, the majority of revenue from clients of a number of the Group's marketing communications businesses are based on project specific assignments, although there is often a relationship with the same client over many years.

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

     Cordiant has offices or affiliated agencies in over 70 countries and its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies have an impact on the operating result. Cordiant's costs are generally denominated in the same currency as the associated revenue, thereby mitigating the impact of exchange rate movements on operating profit. At the net profit level, the impact of exchange rate movements is also affected by the currency in which debt is denominated and the countries in which Cordiant's tax charges arise.

Industry Background

     Spending in the advertising and marketing communications industry has historically been closely linked with growth in gross domestic product. With the economic slowdown in the United States and other economies, there was a continuing weakness in levels of spending across the advertising industry during 2002 and the first half of 2003. Global major media advertising increased by 0.2 percent in 2002.* This compares to global major media advertising decline of 3.5 percent in 2001 and an average advertising industry growth rate of approximately
7.6 percent per annum over the preceding five years. This substantial industry-wide slowdown in levels of spending has had a significant impact on the Group's results in 2001 and 2002.

Current Trading and Prospects

     In order to enhance the Group's competitive offering by combining advertising, branding and design and healthcare marketing, Cordiant established the Bates Group in September 2002 through the integration of Bates Worldwide, 141 Worldwide, Fitch: Worldwide and Healthworld. The significant steps taken created a cost base better aligned to the generally prevailing market conditions and, in part, mitigated the impact of significant account losses in the United States during 2002, in particular Hyundai and Wendy's. The loss of Allied Domecq from October 2003 is not expected to have a material impact on revenue in the current year,

--------------

* Source: Zenith Optimedia Advertising Expenditure Forecasts December 2002 although there will be associated restructuring costs. However, there will be a substantial impact on operating profit from 2004 onwards.

     The Group traded broadly in line with expectations in the first three months of 2003, but since then has found it increasingly difficult in the current circumstances to win new business and retain revenue from existing clients due primarily to its current financial position. In view of the continued uncertainty, the 2003 outlook for the Group is difficult to predict. However, it is likely to be below Cordiant's original expectations, notwithstanding the benefits of the restructuring which will mitigate to some extent the adverse impact of the revenue shortfalls.

Recent Developments

Background

     Against a rapidly deteriorating industry background, in April 2002, Cordiant had to renegotiate its financing arrangements with its primary lenders. During the course of 2002, in addition to the negative impact on revenues from the reduction in global advertising spending, Cordiant lost two of its largest U.S. clients, Hyundai and Wendy's. As a result, significant management action was taken to restructure the Group, and to reduce costs substantially, in order to create a structure better suited to the difficult market conditions. However, despite achieving some important new business wins in the final quarter of 2002, the Group suffered further loss of clients in 2003.

     In February 2003, Cordiant reopened discussions with its lenders to renegotiate its financial covenants. At that point, Cordiant announced a program of non-core disposals to reduce debt. Cordiant expected to agree to new financing terms with its primary lenders during the spring and intended thereafter to raise new equity to establish a firm financial footing for the business. By the end of April 2003, Cordiant was well advanced in the agreement of new financing terms with its primary lenders. However, at this time Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. Cordiant immediately re-entered into discussions with its lenders to secure new short term financing and to determine a new plan to address its longer term financing needs. As a result, Cordiant and its senior bank lenders and noteholders entered into an Interim Support Agreement pursuant to which the lenders agreed to waive compliance with certain covenants through July 15, 2003.

     Since the end of April 2003, the Board of Directors has reviewed a range of strategic alternatives, including the issue of new equity, a debt for equity swap, further asset disposals and the sale of the entire business. This review has concluded that, in the light of the increasing difficulty in winning new business and retaining revenue from existing clients and of the views of Cordiant's lenders and leading clients, the best interests of Cordiant are likely to be served through a combination with a major industry player. In the absence of such a transaction, the Board of Directors believes that it would become even more difficult to retain Cordiant's clients and staff, and to continue the Group's operations. The uncertain revenue outlook, and the requirement for continued support of its lenders, led the Board of Directors to the view that there was insufficient certainty of achieving an acceptable return to shareholders to justify seeking to raise the large amount of new equity capital that would have been required to rectify Cordiant's financial position.

     As a result, discussions took place with all of the major agency groups and others. It became clear that no prospective purchaser would be willing to assume the full level of secured debt, including entitlements to make-whole and other payments, within the Group, leaving the prospect that Cordiant's shareholders would receive no payment at all. Nevertheless, if the scheme of arrangement becomes effective Cordiant will have achieved an outcome that provides some value to shareholders.

Scheme of Arrangement

     On June 19, 2003, Cordiant and WPP announced the terms of a proposed acquisition of Cordiant by WPP by means of scheme of arrangement under Section 425 of the Companies Act of 1985 of Great Britain. Under the scheme of arrangement, which is subject to a number of conditions including approval by Cordiant's shareholders and by the English High Court, WPP will acquire the entire issued ordinary share capital of Cordiant. Cordiant's shareholders will, in consideration, receive one ordinary share of WPP for every 205 ordinary shares of Cordiant. Based on the closing mid market price of 513.25 pence per WPP share on July 11, 2003, the scheme of arrangement values the entire issued ordinary share capital of Cordiant at approximately (pound)10 million and each Cordiant ordinary share at approximately 2.5 pence. Where fractional entitlements to WPP shares arise from the implementation of the scheme of arrangement, these will be aggregated and sold and the proceeds paid to Cordiant shareholders entitled thereto.

     In addition, on June 19, 2003, WPP acquired the Group's indebtedness from its bank lenders, except one lender, under its Amended and Restated Loan Agreement, and from its senior noteholders, with the same exception under its Amended and Restated Note Purchase Agreement, for (pound)177 million representing an amount equal to the par value of the principal obligations purchased. The remaining lender holding such debt with a par value of approximately (pound)79 million, transferred its debt to WPP on July 1, 2003, so that WPP now holds all of the debt. As a result, following July 15, 2003 when the Interim Support Agreement expires, the Group will remain dependent on the continued support of WPP, its primary lender.

     Ordinary shares of WPP issued pursuant to the scheme of arrangement will be issued credited as fully paid and will rank pari passu in all respects with the existing shares of WPP, including the right to receive and retain in full future dividends and other distributions (if any) declared, made or paid after June 19, 2003, except for the final dividend in respect of the year ended December 31, 2002 of 3.67p per WPP share payable on July 7, 2003 to WPP shareholders appearing on the WPP register of members as at June 6, 2003.

     Each Cordiant ADS will come to represent the right to receive WPP ADSs and each holder of Cordiant ADSs will be required to exchange his or her Cordiant ADSs for WPP ADSs based on the exchange ratio of one new WPP ADS for every 205 Cordiant ADSs. Fractional entitlements to new WPP ADSs will not be issued to any holder of a Cordiant ADS and all fractions to which holders of Cordiant ADSs would otherwise have been entitled will be aggregated and sold by Citibank, N.A., as exchange agent appointed by WPP, on the Nasdaq National Market. Holders of Cordiant ADSs will receive their pro rata portion, if any, of the net proceeds from the sale of the fractional entitlements upon surrender of their Cordiant ADRs in exchange for WPP ADRs.

     The implementation of the scheme of arrangement is subject to a number of conditions, including, but not limited to:

     o the approval of the scheme at a meeting of Cordiant shareholders by a majority in number of shareholders voting, representing at least 75% of the shares voted;

     o the approval by shareholders of Cordiant, representing at least 75% of the shares voted, of a resolution to amend Cordiant's articles of association in connection with the implementation of the scheme;

     o    the sanction of the scheme by the English High Court; and

     o cancellation of the listing of Cordiant's ordinary shares by the U.K. Listing Authority and the cancellation of trading in such shares on the London Stock Exchange before the shareholder meetings referred to above.

     Investment funds advised by Active Value Advisors Limited have informed Cordiant that as of July 11, 2003, they hold 28.74% of Cordiant's issued share capital. Although Cordiant cannot speculate about whether or not Active Value will vote for or against the scheme of arrangement, notice was served on Cordiant on behalf of funds advised by Active Value Advisors, requesting an extraordinary general meeting of Cordiant for the purpose of voting on a number of resolutions, including the replacement of the existing senior management team with a new management team supported by Active Value. If Active Value continues to hold its Cordiant shares at the same level and votes against the scheme of arrangement, the scheme of arrangement will not be approved by the requisite shareholder vote.

     Assuming the necessary approval from Cordiant's shareholders is obtained and the other conditions have been satisfied, or waived, the scheme of arrangement will become effective upon the delivery to the U.K. Registrar of Companies of a copy of the order of the English High Court sanctioning the scheme. This is expected to occur by August 31, 2003.

     The Group is currently able to pay its debts as they fall due. The Interim Support Agreement, pursuant to which the Group's lenders agreed to waive compliance with certain covenants through July 15, 2003, was adopted by WPP upon its acquisition of Group's debt. After July 15, 2003, Cordiant will be dependent on the continued support of WPP, as lender. The WPP Group has agreed to continue to allow Cordiant access to its committed overdraft facilities of up to (pound)6.0 million following July 15, 2003, although such access would terminate in the event that WPP exercises its right to give an acceleration notice calling for repayment of the debt. However, if such support were to be withdrawn, and if additional sources of financing were not made available to the Group, it is likely that an administrator or administrative receiver would be appointed in respect of the Group. Cordiant expects that the administrator or administrative receiver would seek to liquidate or sell the Group, with the proceeds of the sale to be used to satisfy the Group's obligations and the remainder, if any, distributed to shareholders. In these circumstances, WPP, as the Group's primary lender and a secured creditor, would be entitled to receive the principal of its outstanding loans of approximately (pound)224.3 million as of July 11, 2003, together with make-whole and certain other payments of approximately (pound)40 million in the aggregate, in priority to any distribution to Cordiant shareholders. The Group's unsecured creditors would also rank ahead of Cordiant shareholders in the circumstances. Under these circumstances, Cordiant believes that shareholders and holders of American Depositary Shares would be highly unlikely to receive any value for their shares or American Depositary Shares.

     If the scheme of arrangement does not become effective on or before August 31, 2003, or such later date as WPP and Cordiant may agree and the High Court may permit, it shall not thereafter be capable of becoming effective.

     The scheme of arrangement and the transactions contemplated thereunder are more fully described in the scheme proposal document. Nothing contained in this Form 20-F is intended to be, nor should it be construed as, a solicitation for a vote on the scheme of arrangement, which can only occur based on the scheme proposal document that, as described above, was mailed to Cordiant's shareholders on or about June 28, 2003.

Goodwill

     The impact of a second year of economic slow down on the marketing communications sector and underperformance of certain businesses resulted in a groupwide impairment review of the goodwill as at December 31, 2002. In conducting the impairment review, Cordiant compared the net present value of the investment to its carrying value by discounting the estimated future net cash flows of the relevant business. The discount rates used were between 11.6 percent and 16 percent and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the differing levels of geographical and business risks within the Group. The goodwill impairment review indicated that in the case of a number of acquisitions the goodwill carrying value was not supported and a write-down of (pound)171.1 million (2001:
(pound)224.8 million) was taken. These are recorded as exceptional charges because they are material in relation to the accounts, and not to disclose them separately on the face of the profit of loss account could distort the reader's understanding of the financial statements.

     In years prior to 2001, Cordiant believed that the intangible fixed assets of the Group, which comprise goodwill, had an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long-term profitability and the Group's commitment to develop and enhance their value. However, the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill by moving to amortization. This is also in line with developing best practice within the industry. As a result, from January 1, 2001, goodwill arising from acquisitions completed on and after January 1, 1998 is amortized over its estimated useful life up to a 20 year period from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including, among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earnout periods. The goodwill amortization charge for the full year 2002 was (pound)28.9 million.

     In addition, in their opinion regarding the Group's 2002 United Kingdom Annual Report and Accounts, the Group's auditors, KPMG Audit plc, have stated that they were unable to carry out the auditing procedures necessary to obtain adequate assurances as to the correctness of the Board's determination that the 2002 financial statements should be prepared on a going concern basis. In the event that it is determined that the Group's financial statements should have been prepared on a basis other than that of a going concern, there could be a significant impact on the Group's assets and liabilities as at December 31, 2002, including a further write down of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal.

Differences Between US GAAP and UK GAAP

     Cordiant's Consolidated Financial Statements are prepared in accordance with UK GAAP. UK GAAP, differs in certain significant respects from US GAAP. The Consolidated Financial Statements contain a reconciliation of net profit/(loss) and shareholders' funds/(deficit) to US GAAP for each of the years in the three year period ended December 31, 2002. The principal differences between the net profit/(loss) attributable to shareholders and shareholders' funds/(deficit) under UK and US GAAP for 2002 are set out below (and discussed more fully in Note 33 in the Notes to the Consolidated Financial Statements).

     o There are differences in the recognition of goodwill, amortization and impairment between UK and US GAAP. Under UK GAAP, goodwill on acquisitions made prior to January 1, 1998 has been written off to reserves while goodwill on acquisitions made after January 1, 1998 has been capitalized and amortized. Under US GAAP, goodwill on all acquisitions has been capitalized as an intangible fixed asset and, to the extent arising on acquisitions up to June 30, 2001, amortized over its useful economic life. Goodwill on acquisitions made after January 1, 1998 has been amortized under UK GAAP, over 10 to 20 years since January 1, 2001, but under US GAAP, goodwill has been amortized from the date of acquisition up to December 31, 2001 with the exception of goodwill arising on acquisitions made after June 30, 2001 which is not amortized. Under UK GAAP, goodwill is tested for impairment in the first year of acquisition, when certain 'trigger' circumstances occur, or when that goodwill has been tested for impairment in the prior year, and impairment has been made to the goodwill balance. Under US GAAP, for periods after December 31, 2001, goodwill is not amortized but is tested for impairment. Goodwill is tested for impairment on an annual basis and such impairment tests may be performed any time during the fiscal year provided the test is performed at the same time every year, although impairment tests may be required more frequently if circumstances require. Different reporting units may be tested for impairment at different times. For the purposes of reporting on a US GAAP basis, Cordiant has chosen to undertake impairment reviews on December 31 on an annual basis. Under US GAAP there is a(pound)19.7 million adjustment to increase the loss on the income statement and the cumulative effect on shareholders' funds is a decrease of(pound)22.5 million.

     o The Zenith Optimedia Group Limited transaction and the Scholz & Friends A.G. and United Visions Entertainment transaction are treated differently under US GAAP. Under UK GAAP, unrealized gains on disposal arose. Under US GAAP, neither a gain nor loss arose on these transactions.

     o Under UK GAAP, no compensation is recognized for certain performance based share options, but under US GAAP compensation expense is recorded for all performance based share options which resulted in a charge to the income statement under US GAAP of (pound)0.5 million in 2002 The cumulative effect on shareholders' funds is nil.

     o Under UK GAAP, the Group's property provision is discounted to its net present value, and this discount is amortized over the life of the provision. Under US GAAP, provisions are made on a gross basis and the amortization has been credited back to the 2002 net loss resulting in a decrease of (pound)0.5 million in the net loss. The cumulative effect on shareholders' funds is a reduction in funds of (pound)3.9 million as of December 31, 2002.

     o Under UK GAAP, research and development costs may be capitalized and amortized over their estimated useful life. Under US GAAP, these costs are written off as incurred. Consistent with UK GAAP, Cordiant has fully amortized research and development costs and the write-off previously included as a charge against income to arrive at US GAAP figures has been reversed in the reconciliation to avoid double counting the expense. Thus there is a credit to the 2002 income statement of (pound)0.8 million. The cumulative effect on shareholders' funds nil.

     o Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors. As no dividend has been proposed in respect of 2002, there is no cumulative effect on shareholders' funds as of December 31, 2002

     o Under UK GAAP, derivative instruments are held off balance sheet. Under US GAAP, all derivative instruments are required to be held on the balance sheet at fair value. This has resulted in a credit to the 2002 income statement of (pound)3.6 million. The cumulative effect on shareholders' funds is an increase of (pound)4.0 million as of December 31, 2002.

     o Under UK GAAP, the expected cost of defined benefit schemes is recognized on a systematic and rational basis over the relevant employees' service period. Under US GAAP, the projected benefit obligation (or pension liability) is compared with the market value of the underlying plan assets and the difference is adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from those usedunder UK GAAP. This resulted in a reduction in the loss for 2002 of(pound)0.3 million and a reduction in shareholders' funds of(pound)5.1 million as of December 31, 2002.

     o Under UK GAAP, investments in own shares of (pound)2.4 million are capitalized and held on the balance sheet as fixed or current assets. Under US GAAP, such shares are netted off against equity. Under UK GAAP, an amount of (pound)1.6 million was provided against the investment in own shares during the year. No such provision was required under US GAAP.

     o Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items are considered both unusual in nature and infrequent in occurrence. In practice, exceptional items are rarely presented under US GAAP.

          Under UK GAAP, FRS 12 "Provisions, contingent liabilities and contingent assets" allows provision to be made for moving and reorganisation costs to be incurred in a restructuring plan initiated before the year end. Under US GAAP, EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" requires that provision for exit costs can only be made when they do not benefit future activities of the group. As a result, (pound)1.0 million of costs relating to moving and reorganisation provisions recognized under UK GAAP, have been deferred to future years as these costs had not been incurred at December 31, 2002.

          Under UK GAAP, if a decision is taken that an asset is to be scrapped, an impairment charge can be recognized immediately. Under US GAAP, FAS 144 "Accounting for the Impairment or disposal of Long Lived Assets" requires that when a company has a specific plan for disposition by abandonment of an asset and the time period for abandonment is less than the useful life, the depreciation amounts should be adjusted to reflect the shorter useful life of the asset. As a result (pound)1.5 million of the asset write downs recognized in 2002 under UK GAAP, have been reversed under US GAAP and deferred to 2003 as the relevant assets are still in use in 2003.

     o Under UK GAAP, UITF 28 "Operating Lease Incentives" inflationary increases in property leases are not required to be smoothed over the life of the lease. Under US GAAP, FASB Technical Bulletin No. 85-3 states that a straight-line method over the life of the lease should be used to account for such scheduled rent increases. An adjustment has been made to charge the income account under US GAAP in the year ended December 31, 2002 with (pound)1.5 million relating to such inflationary rent increases.

     o Under UK GAAP, there is no requirement to book a liability for future compensated absences Under US GAAP, SFAS No. 43 "Accounting for compensated absences" states that vesting and accumulating rights to future compensated absences should be accrued. Hence a liability of (pound)1.2 million has been accrued under US GAAP in 2002.

     o Under UK GAAP, UITF 25 "National Insurance Contributions on share option gains" requires that a provision is made for National Insurance contributions at the date of the grant of share options. Under US GAAP, EITF 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" requires that National Insurance Contributions be charged to the income statement when the option is exercised. Hence an adjustment for (pound)0.5 million has been made in 2002 to credit the income statement under US GAAP.

     o Under UK GAAP, the Group's consolidated cash flow statement is prepared in accordance with FRS 1 (revised) `Cash Flow Statements' "FRS 1". Its objectives and principles are similar to those set out under US GAAP in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals; (h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating;
          (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. changes in bank overdrafts are included within cash equivalents under FRS1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a financing activity in the consolidated cash flow statement, net cash inflow from financing (including foreign exchange) would have decreased by (pound)2.4 million in the year ended December 31, 2002 (December 31, 2001:(pound)1.4 million increase), (December 31, 2000:(pound)5.4 million increase). Under UK GAAP, short term investments include short term money market deposits of(pound)0.4 million in 2002,(pound)0.6 million in 2001 and(pound)1.3 million in 2000, that would be classified as cash equivalents under US GAAP.

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

Appropriateness of Going Concern Basis for Financial Statements

     In February 2003, Cordiant entered into negotiations with its senior bank lenders and noteholders to revise the financial covenants in those borrowing arrangements consistent with current trading conditions and the planned disposal program. Before these negotiations had been concluded, in April 2003, Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. Whilst the direct impact of this client loss on revenue in 2003 is not expected to be material, the Group will incur associated restructuring costs in the current year and there will be a substantial impact on operating profit from 2004 onwards.

     The Group does not expect, notwithstanding the completion of the sale of FD International, Scholz & Friends A.G. and The Communications Group, to have sufficient working capital for at least 12 months from the date of this report. The Group is currently able to pay its debts as they fall due. The Interim Support Agreement was adopted by WPP upon its acquisition of Group's debt. After July 15, 2003, Cordiant will be dependent on the continued support of WPP, as lender. The WPP Group has agreed to continue to allow Cordiant access to its committed overdraft facilities of up to (pound)6.0 million following July 15, 2003, although such access would terminate in the event that WPP exercises its right to give an acceleration notice calling for repayment of the debt. If such support were to be withdrawn, and if additional sources of financing were not made available to the Group, it is likely that an administrator or administrative receiver would be appointed in respect of the Group.

     The financial statements (which have been extracted from the United Kingdom Annual Report and Accounts dated April 30, 2003) have been prepared on a going concern basis and do not reflect any adjustments that would be required if the going concern presentation were not appropriate. Nevertheless, as of the date of this Annual Report, there continues to be fundamental uncertainty as to the going concern basis of presentation for the reasons outlined above. Given the uncertainty surrounding the Group, it is not currently possible to determine the extent and quantification of such adjustments, but these might include the reclassification of creditors due in more than one year to less than one year, the writedown of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal, the writedown of certain assets carried on a value in use basis to net realizable value, and the disclosure of or provision for additional liabilities.

Revenue Recognition

     Approximately 74 percent of revenue is derived from fee income with the rest being sourced from commissions. Revenue is recognized when the service is performed. For project based businesses, revenue is derived from a mixture of fees for services performed and retainer fees, which are specific to the contract with the client. In such cases, revenue is recognized when the service has been performed, in accordance with the stage of completion of the work. The stage of completion of projects is determined by comparison of actual output to a pre-agreed project delivery schedule.

Goodwill

     Goodwill arises where the acquisition costs exceeds the fair values attributable to the net assets acquired and it is capitalised as an intangible asset on the balance sheet. Determining the fair value of the assets acquired and liabilities assumed requires judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cashflows, discount rates and asset lives, among other items.

     FRS 10, "Goodwill and Intangible Assets", provides that the cost is amortized on a straight-line basis over the estimated life, of up to 20 years. All goodwill currently held on Cordiant's balance sheet is being amortized over lives ranging between 10 and 20 years. The choice of amortisation period is subject to judgement, being based upon consideration of factors such as the nature and size of the business acquired. These factors have a significant impact on the annual amortisation charge. At December 31, 2002, the carrying value of goodwill amounted to (pound)263.5 million (2001: (pound)478.3 million). The amortisation charge for 2002 was (pound)28.9 million (2001: (pound)44.1 million).

     Goodwill on the acquisition of individual businesses is assessed for impairment in its value if there are events or changes in circumstances that indicate that the carrying value may not be fully recoverable and also after the first full year in which an acquisition of a business is made. These events include a current period operating loss or cash outflow combined with past operating losses or cash outflows and a significant adverse change in the business or the market in which the goodwill is involved. The carrying value of the income generating unit and its associated goodwill is compared to the recoverable amount of the related business. The method used to conduct this review and to measure any potential impairment charge is prescribed in FRS 11 "Impairment of Fixed Assets and Goodwill" and is undertaken by calculating the discounted estimated future net cash flows of the businesses. The growth rates are estimates based on market information and discount rates used are based on the Group's weighted average cost of capital. Fluctuations in these estimates can affect the estimated recoverable amount of the assets. These estimated future cash flows are based on the most recent forecast for that business. Impairment reviews were undertaken at December 31, 2002 and resulted in an impairment charge of (pound)171.1 million (2001: (pound)224.8 million). Goodwill is accounted for in the segments of the business that have made acquisitions.

     Goodwill impairment reviews require judgment on the choice of the parameters used in the calculation of the discounted cash flows. For example, if the long term weighted average cost of capital were to be higher than estimated and/or growth rates were to be lower than estimated, then the level of the impairment charge would have been higher at December 31, 2002.

     Goodwill includes estimates of contingent consideration due in respect of acquisitions. These are based on the contractual terms of the purchase agreements, and are estimated based on forecasts of future results.

Property

     The Group has a number of properties which have become excess to the Group's requirements and are currently not planned to be used for ongoing operations and are either vacant or are sublet at a loss. In accordance with FRS 12 "Provisions, contingent liabilities and contingent", provisions have been made to cover the expected shortfalls. Assumptions are made about future rentals, occupancy and inflation based on market information and expert advice available at the time. Under UK GAAP, these provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items.

     The net property provision at the December 31, 2002 was (pound)24.6 million. Of this the majority of the provision relates to properties in North America and the United Kingdom, and in the Advertising and Integrated Marketing business segment.

     The underlying assumptions are constantly revised, and they are particularly affected by changes in tenancy conditions and hence, occupation.

Deferred Taxation

     Deferred taxation is provided in full on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax assets are recognized only when, based on the short term forecasts and the assumption that tax rates will remain stable, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted A careful assessment is made of the available evidence, both positive and negative, and then judgment is used to assess the portion of the deferred tax asset for which it is more likely than not that a deferred tax asset will be realized.

     At the year-end December 31, 2002 there was a net deferred tax asset of (pound)7.5 million. This is comprised of a gross deferred tax asset of (pound)105.7 million, a valuation allowance against this of (pound)93.6 million and deferred tax liabilities of (pound)4.6 million.

Discussions with the Audit Committee

     The critical accounting policies and the estimates arising have been discussed with the Audit Committee.

New and Prospective US GAAP Accounting Changes

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognized as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The Group wass required to adopt the provisions of SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the 2002 consolidated financial statements.

     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No.145 "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

     In June 2002, the FASB issued SFAS No 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a costs associated with an exit or disposal activity is recognized when the liability is incurred. The group is required to adopt the provisions of SFAS No. 146 for exit of disposal activities initiated after December 31, 2002. The Group is reviewing the impact of SFAS No. 146.

     In December 2002, the FASB issued SFAS No. 148 "Accounting for share-based compensation - transition and disclosures". It amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure provision of SFAS No. 123. The Group is reviewing the impact of SFAS No. 148.

     In November 2002, the FASB issued Interpretation No. 45 " FIN 45:
Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others". It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires a liability to be recognized for the fair value of the obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after 15 December 2002 and the measurement requirements are effective for guarantees issued from January 1, 2003. FIN 45 has not had an impact on these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46 "FIN 46:
Consolidation of variable interest entities". It addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Variable interest entities are entities for which control is achieved through means other than through voting rights. The interpretation is effective for interests in entities acquired after January 31, 2003, and applies in the first fiscal year beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The Group is currently reviewing the impact of FIN 46 on the consolidated financial statements.

     The EITF clarified the provisions of Issue No. 00-21 "Revenue Arrangement with Multiple Deliverables". This Issue discusses the accounting for arrangements with customers that involve the delivery or performance of multiple products, services and/or rights to use assets, where performance by the vendor may occur at different points in time or over different period of time. The guidance in Issue 00-21 is effective for revenue arrangements entered into in reporting periods beginning after June 15, 2003.

     The EITF clarified the provisions of Issue No. 02-16 "Accounting by a customer (including a reseller) for Certain Consideration Received from a vendor". The consensus is that cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendors' product or services, and should be recognized as a reduction of cost of sales in the customer's income statement, unless the consideration is a cost reimbursed or a payment for assets or services delivered to the vendor. The EITF concluded that the consensus should be applied to arrangements entered into after December 31, 2002.

Results of Operations

Explanatory Note

     The Group's operating profits and margins for 2002, 2001 and 2000 are presented below. Also discussed are the Group's operating profits and operating margins before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. Amounts related to goodwill amortization and goodwill impairment are determined in accordance with the critical accounting policies described above. In accordance with UK GAAP, Cordiant considers a goodwill impairment charge to be "exceptional" when it is a material item which derives from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, needs to be disclosed by virtue of its size or incidence if the financial statements are to give a true and fair view of the reporting entity. Additionally, in accordance with UK GAAP, Cordiant considers an operating expense to be "exceptional" when it is considered to be a material item which derives from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, needs to be disclosed by virtue of its size or incidence if the financial statements are to give a true and fair view of the reporting entity.

     In addition, the Group has also presented its comparative revenue and operating expense information on a "constant currency" basis and on an "underlying" basis. Comparative revenues or operating expenses on a constant currency basis mean that the revenues or operating expenses for the most recent year under review and the preceding year have been translated using the exchange rates relating to the most recent year under review. Constant currency revenues or operating expenses therefore eliminates the effects of changes in exchange rates. Comparative revenues or operating expenses on an underlying basis is calculated at constant exchange rates and after comparing revenues or operating expenses generated in the most recent year by companies acquired in the most recent year to revenues or operating expenses generated by such companies in the preceding year assuming such companies had been owned for an equivalent period of the preceding year.

     Cordiant believes that for 2002 and 2001 operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses provides a clearer representation of the underlying performance of its business. In 2000, the Group did not incur any goodwill amortization, exceptional impairment or exceptional operating expenses. Similarly, Cordiant believes that presentation of comparative revenues or operating expenses on a constant currency and an underlying basis provide an additional basis for comparing the performance of the Group's business from year to year without the distorting effect of exchange rate movements and acquisitions which do not reflect performance of the business. Nevertheless, neither of these bases of presentation should be considered an alternative to UK or US GAAP as a measure of operating profit, revenue or operating expenses. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses, and comparative revenues or operating expenses on a constant currency and underlying basis, are not a measure of financial performance under UK or US GAAP. Additionally, these measures may not be comparable to other similar titled measures for other companies.

     The business segment analysis for 2001 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been
(1) to increase revenues and decrease profits for Advertising and Integrated Marketing in 2001 by (pound)10.1 million and (pound)4.4 million respectively, and to decrease revenues and increase operating profits for Specialist Communications by (pound)10.1 million and (pound)4.4 million respectively, and
(2) to increase and decrease respectively the net assets of Advertising and Integrated Marketing and Specialist Communications in 2001 by (pound)10.0 million before goodwill and investments, deferred and contingent consideration, and net financial items.

Year Ended December 31, 2002 vs Year Ended December 31, 2001

     The challenging market conditions that existed in 2001 continued in 2002. Revenues declined by 11.9 percent in 2002 to (pound)532.7 million primarily as a result of a (pound)47.5 million decline in revenues in North America due to client losses in the advertising business and reduced levels of activity in the Specialist Communications business. In September 2002, Cordiant announced a wide-ranging program to reduce costs and the formation of the Bates Group. These initiatives resulted in a 12.8 percent decrease in operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, derived primarily from reduced staff costs, the co-location of operations, elimination of duplicated support functions and the closure or sale of under-performing operations. Total operating expenses decreased 14.3 percent in 2002 to (pound)741.3 million primarily as a result of a (pound)72.8 million decrease in operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, and a (pound)53.7 million decrease in exceptional goodwill impairment charges.

     Despite the decrease in revenues, operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses increased by 1.4 percent in 2002 to (pound)37.0 million, primarily as a result of a 12.8 percent decrease in operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses described above. As a result, operating margin before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses increased in 2002 to 6.9 percent from 6.0 percent in 2001. Because of the significant operating losses reported in 2002 and 2001, operating margins were not meaningful in those years.

     As a result of the program to align the Group's cost base with business conditions and the formation of the Bates Group, exceptional operating expenses increased 65.3 percent in 2002 to (pound)45.6 million, consisting of (pound)21.6 million of severance costs, including costs related to senior management changes, (pound)20.5 million attributable to relocation costs, property provisions, asset write-downs, disposals and closure costs, and (pound)3.5 million relating to exceptional financing expenses from the refinancing that was completed in April 2002. In addition, the Group incurred an exceptional goodwill impairment charge of (pound)171.1 million in 2002 and goodwill amortization of (pound)28.9 million.

     The Group's operating loss was (pound)208.6 million in 2002 compared to (pound)260.0 million in 2001. The decrease in operating loss was attributable to a decrease of (pound)123.7 million in operating expenses, which exceeded the decrease in revenues of (pound)72.3 million.

     Geographical Analysis

     Revenue

     Revenue by geographical area was as follows:


                                            Total     % of Total      Total      % of Total
                                           -------   -------------  ---------   ------------
                                             2002         2002         2001         2001
Revenue by geographical area             (pound)m           %      (pound)m             %
                                         ---------------------------------------------------

United Kingdom                              110.4          20.7       118.6         19.6
North America                               142.8          26.8       190.3         31.5
Continental Europe, Africa and India        135.2          25.4       143.6         23.7
Asia Pacific and Latin America              144.3          27.1       152.5         25.2
                                         ---------------------------------------------------
Total                                       532.7         100.0       605.0        100.0
                                         ===================================================

     Comparative revenues by geographical area and revenue by geographical area were as follows:


                                                Revenue Decline in 2002
                                                -----------------------
                                                       Constant
                                              Reported Currency Underlying
                                              ----------------------------
                                                 %           %             %
United Kingdom                               (6.9)       (6.9)        (10.5)
North America                               (25.0)      (21.8)        (21.9)
Continental Europe, Africa and India         (5.8)       (6.8)         (8.6)
Asia Pacific and Latin America               (5.4)       (0.4)         (1.4)
                                         --------------------------------------
Group                                       (11.9)       (9.9)        (11.3)
                                         ======================================

     In the UK, reported revenues declined by 6.9%, and by 10.5% on an underlying basis, to (pound)110.4 million, principally due to reduced client spending and difficult market conditions at the Group's branding, design, business communications and field marketing operations, which was only partly offset by growth from the advertising and sales promotion agencies.

     In North America, reported revenues declined by 25.0%, and by 21.9% on an underlying basis, to (pound)142.8 million, primarily as a result of the lower levels of activity in the Specialist Communications businesses and the impact of the loss of Hyundai and Wendy's as clients in the advertising business.

     In Continental Europe, reported revenues declined by 5.8% to (pound)135.2 million. On an underlying basis revenues declined by 8.6%, reflecting significant reductions in client spending in response to the difficult macroeconomic conditions experienced by the region in 2002.

     Asia Pacific and Latin American reported revenues decreased by 5.4%, and by 1.4% on an underlying basis, to (pound)144.3 million. Growth in Brazil and many Asian markets was offset by reduced spending in Korea and Greater China.

     Operating Profit/(Loss)

     Operating profit/(loss) by geographical area was as follows:


                                                                      Goodwill
                                            Operating Profit       Amortization,
                                             Before Goodwill        Exceptional
                                              Amortization,           Goodwill
                                          Exceptional Goodwill       Impairment
                                         Impairment Charges and     Charges and
                                          Exceptional Operating     Exceptional
                                                Expenses         Operating Expenses         Operating Loss
                                         ------------------------------------------------------------------------
                                                  2002                  2002            2002            2001

Operating profit/(loss) by geographical        (pound)m              (pound)m        (pound)m        (pound)m
area
                                         ------------------------------------------------------------------------

United Kingdom                                  14.4                  (110.6)             (96.2)        (45.2)
North America                                    7.0                   (95.3)             (88.3)       (160.4)
Continental Europe, Africa and India             4.0                   (29.4)             (25.4)        (10.3)
Asia Pacific and Latin America                  11.6                   (10.3)              (1.3)        (44.1)
                                         ------------------------------------------------------------------------
Group                                           37.0                  (245.6)            (208.6)       (260.0)
                                         ========================================================================

     All results relate to existing operations. There were no acquisitions in 2002.

     The following tables contain an analysis of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by geographical region in 2002 and 2001:

                                                               Exceptional          Exceptional
                                             Goodwill           Goodwill        Operating Expenses
                                           Amortization    Impairment Charges                             Total
                                               2002              2002                 2002                2002
                                         ----------------------------------------------------------------------------
                                             (pound)m           (pound)m            (pound)m              (pound)m
United Kingdom                                  10.9               87.1                  12.6             110.6
North America                                   10.8               61.1                  23.4              95.3
Continental Europe, Africa and India             4.1               18.1                   7.2              29.4
Asia Pacific and Latin America                   3.1                4.8                   2.4              10.3
                                         ----------------------------------------------------------------------------
Group                                           28.9              171.1                  45.6             245.6
                                         ============================================================================



                                                               Exceptional          Exceptional
                                             Goodwill           Goodwill        Operating Expenses
                                           Amortization    Impairment Charges                              Total
                                               2001              2001                 2001                 2001
                                         -----------------------------------------------------------------------------
                                             (pound)m           (pound)m             (pound)m            (pound)m

United Kingdom                                  12.8               42.0                   4.1              58.9
North America                                   21.2              140.7                  10.8             172.7
Continental Europe, Africa and India             4.0                6.2                   5.9              16.1
Asia Pacific and Latin America                   6.1               35.9                   6.8              48.8
                                         -----------------------------------------------------------------------------
Group                                           44.1              224.8                  27.6             296.5
                                         =============================================================================

     The following table compares, by geographical region, declines in operating profit/(loss) before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2002 and 2001 and declines in operating profit/(loss) in 2002 and 2001. Additionally the table below indicates, for each geographical region, for 2002 and 2001, such region's percentage of operating profit/(loss) before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and also, for 2002 and 2001, such region's percentage of operating profit/(loss).

                       Operating Profit/(Loss)                          Percentage of Group
                           Before Goodwill                            Operating Profit/(Loss)
                      Amortization, Exceptional                           Before Goodwill
                         Goodwill Impairment                         Amortization, Exceptional
                       Charges and Exceptional       Operating          Goodwill Impairment
                          Operating Expenses       Profit/(Loss)      Charges and Exceptional    Percentage of Group
                           Growth/(Decline)      Growth/(Decline)        Operating Expenses         Operating Loss
                      -------------------------------------------------------------------------------------------------
                                 2002                   2002            2002          2001         2002       2001
                                  %                      %               %             %            %           %
                      -------------------------------------------------------------------------------------------------
United Kingdom                   5.1                  (112.8)           38.9          37.5         46.1       17.4
North America                   (43.1)                  45.0            18.9          33.7         42.3       61.7
Continental Europe,             (31.0)                (146.6)           10.8          15.9         12.2        3.9
Africa and India
Asia Pacific and                146.8                  102.9            31.4          12.9        (0.6)       17.0
Latin America
                      -------------------------------------------------------------------------------------------------
Group                            1.4                    19.8           100.0         100.0        100.0       100.0
                      =================================================================================================


     Margins

     Operating margins were not meaningful for 2002 because most regions experienced losses in 2002. The 2002 and 2001operating margins (based on operating profits before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the 2002 and 2001operating margins by geographical area were as follows:

                                        Operating Margins Before
                                          Goodwill Amortization,
                                          Exceptional Goodwill
                                         Impairment Charges and
                                       Exceptional Operating Expenses          Operating Margins
                                      ----------------------------------------------------------------------
                                            2002              2001          2002                2001
                                              %                 %             %                  %
                                      ----------------------------------------------------------------------
United Kingdom                              13.0              11.6         (87.1)              (38.1)
North America                                4.9               6.5         (61.8)              (84.3)
Continental Europe, Africa and India         3.0               4.0         (18.8)               (7.2)
Asia Pacific and Latin America               8.0               3.1           0.9               (28.9)
                                      ----------------------------------------------------------------------
Group                                        6.9               6.0         (39.2)              (43.0)
                                      ======================================================================

     The Group experienced an operating loss of (pound)208.6 million in 2002. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)37.0 million in 2002, which was 1.4 percent more than the Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses of (pound)36.5 million in 2001.

     In the UK, there was an operating loss of (pound)96.2 million in 2002 compared to an operating loss of (pound)45.2 million in 2001. This increased operating loss was primarily due to an increase in exceptional goodwill impairment charges in 2002 of (pound)45.1 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)14.4 million in 2002, which was 5.1 percent higher than operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses of (pound)13.7 million in 2001. UK performance in 2002 primarily reflected the control over non-exceptional operating expenses, which decreased by 8.5 percent to (pound)96.0 million. On an underlying basis, non-exceptional operating expenses decreased by 11.2 percent. The operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 13.0 percent, which is 1.4 percent higher than the operating margin (based on an operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses) of 11.6 percent in 2001.

     In North America, there was an operating loss of (pound)88.3 million in 2002 compared to an operating loss of (pound)160.4 million in 2001. This decrease in operating loss was primarily due to a reduction in exceptional goodwill impairment charges of (pound)79.6 million and a decrease in goodwill amortization of (pound)10.4 million, offset by increased exceptional operating expenses of (pound)12.6 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)7.0 million in 2002, which amount was 43.1 percent lower than operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses of (pound)12.3 million in 2001. The performance in 2002 primarily reflects the lower levels of activity in the Specialist Communications businesses and the impact of client losses, particularly Hyundai and Wendy's, in the advertising business. Although non-exceptional operating expenses fell by 23.7 percent, and by 20.7 percent on an underlying basis, to (pound)135.8 million, this only partially offset the effects of reduced revenue. The operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 4.9 percent, which is 1.6 percent lower than the operating margin (based on an operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses) of 6.5 percent in 2001.

     In Continental Europe, there was an operating loss of (pound)25.4 million in 2002 compared to an operating loss of (pound)10.3 million in 2001. This increase in operating loss was primarily due to an increase in exceptional goodwill impairment charges of (pound)11.8 million in 2002. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)4.0 million in 2002, which was 31.0 percent lower than operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses of (pound)5.8 million in 2001. The performance in 2002 primarily reflected significant reductions in client spending in response to the difficult market conditions experienced in the region in 2002. On an underlying basis, non-exceptional operating expenses decreased by 7.8 percent primarily due to tight cost control measures. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 3.0 percent, which margin is 1.0 percent lower than the operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) of
4.0 percent in 2001.

     In Asia Pacific and Latin America, there was an operating profit of (pound)1.3 million in 2002 compared to an operating loss of (pound)44.1 million in 2001. The operating profit was primarily due to a decrease in exceptional goodwill impairment charges of (pound)31.0 million in 2002. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)11.6 million in 2002, which was 146.8 percent higher than operating profit of (pound)4.7 million in 2001. Non-exceptional operating expenses decreased by 10.2 percent to (pound)132.7 million. On an underlying basis operating expenses were reduced by 7.4 percent, primarily reflecting cost reductions in the Group's Australian and Korean operations. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 8.0 percent, which is 4.9 percent higher than the operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) of
3.1 percent in 2001.

     Net Assets

     The primary reasons for the decrease in net assets set forth in the table below were exceptional goodwill impairment charges of (pound)171.1 million, exceptional operating expenses of (pound)45.6 million and goodwill amortization charges of (pound)28.9 million, offset by an increase in net assets of (pound)9.4 million. Exceptional goodwill impairment charges of (pound)87.1 million were incurred in the United Kingdom and (pound)61.1 million in North America, both of which primarily related to the Specialist Communications business. Exceptional operating expenses of (pound)23.4 million were incurred in North America which related to both the Advertising and Integrated Marketing, and Specialist Communications businesses:

                                             2002               2001
Net assets by geographical area           (pound)m           (pound)m
                                      --------------------------------------

United Kingdom                               86.5              187.3
North America                                64.6              155.5
Continental Europe, Africa and India         60.7               72.6
Asia Pacific and Latin America               20.8               44.7
                                      --------------------------------------
                                            232.6              460.1
Net financial items(1)                     (151.7)            (143.0)
                                      --------------------------------------
Net assets                                   80.9              317.1
                                      ======================================

     Business Segments Analysis

     Revenue

     Revenue by business segment was as follows:

                                           Total       % of Total       Total        % of Total
                                           2002           2002           2001           2001
Revenue by business segment              (pound)m           %          (pound)m           %
                                       -------------------------------------------------------------

Advertising & Integrated Marketing          410.1          77.0           458.0         75.7
Specialist Communications                   122.6          23.0           147.0         24.3
                                       -------------------------------------------------------------
Total                                       532.7         100.0           605.0        100.0
                                       =============================================================


     All results relate to existing operations. There were no acquisitions in 2002.

     Revenue decline by business segment was as follows:

                                               Revenue Decline in 2002
                                                       Constant
                                      ------------------------------------------
                                        Reported      Currency      Underlying
                                           %              %             %
                                      ------------------------------------------
Advertising & Integrated Marketing       (10.5)          (8.3)         (9.0)
Specialist Communications                (16.6)         (14.8)        (18.1)
                                      ------------------------------------------
Group                                    (11.9)          (9.9)        (11.3)
                                      ==========================================

     Advertising and Integrated Marketing revenues decreased by 10.5 percent, and by 9.0 percent on an underlying basis to (pound)410.1 million The reduction reflected the significant client losses in North America, reductions in client spending in Continental Europe and Korea reflected challenging market conditions, which were only partially offset by growth in Brazil and some Asian markets.

-------------------
1 Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

     Specialist Communications revenues decreased by 16.6 percent, and by 18.1 percent on an underlying basis to (pound)122.6 million, primarily reflecting reduced activity levels in branding and design, pricing pressure in healthcare in North America, and the impact of reduced capital markets activity on project-related assignments in business communications.

     Operating Profit(Loss)

     Operating profit/(loss) by business segment was as follows:

                                   Operating Profit/(Loss)
                                       Before Goodwill
                                        Amortization,        Goodwill Amortization,
                                    Exceptional Goodwill     Exceptional Goodwill
                                   Impairment Charges and    Impairment Charges and
                                    Exceptional Operating    Exceptional Operating
                                          Expenses                  Expenses            Operating Profit/(Loss)
                                   ----------------------    -----------------------    ------------------------
                                            2002                      2002                2002           2001
Operating profit/(loss) by                (pound)m                 (pound)m             (pound)m       (pound)m
segment                            -----------------------------------------------------------------------------
Advertising & Integrated
   Marketing                                27.1                    (89.0)                (61.9)        (98.1)
Specialist Communications                    9.9                   (156.6)               (146.7)       (161.9)
                                  ------------------------------------------------------------------------------
Group                                       37.0                   (245.6)               (208.6)       (260.0)
                                  ==============================================================================


     The following tables contains an analysis of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by segment in 2002 and 2001:

                                                           Exceptional
                                           Goodwill          Goodwill            Exceptional
                                         Amortization     Impairment Charges   Operating Expenses        Total
                                         ------------     ------------------   ------------------        -----
                                             2002                2002                 2002                2002
                                         -----------------------------------------------------------------------
                                          (pound)m          (pound)m               (pound)m            (pound)m
                                         -----------------------------------------------------------------------
Advertising & Integrated Marketing          10.7               46.2                  32.1                89.0
Specialist Communications                   18.2              124.9                  13.5               156.6
                                         -----------------------------------------------------------------------
Group                                       28.9              171.1                  45.6               245.6
                                         =======================================================================


                                                               Exceptional
                                             Goodwill           Goodwill              Exceptional
                                           Amortization     Impairment Charges     Operating Expenses     Total
                                           ------------     ------------------     ------------------     ------
                                               2001              2001                     2001             2001
                                         --------------------------------------------------------------------------
                                              (pound)m          (pound)m               (pound)m        (pound)m
Advertising & Integrated Marketing              17.5               75.9                  21.6             115.0
Specialist Communications                       26.6              148.9                   6.0             181.5
                                         --------------------------------------------------------------------------
Group                                           44.1              224.8                  27.6             296.5
                                         ==========================================================================

     The following table compares, by business segment, declines in operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2002 and 2001 and declines in operating profit/loss in 2002 and 2001. Additionally, the table below indicates, for each business segment, for 2002 and 2001, such business segment's percentage of operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and also, for 2002 and 2001, such business segment's percentage of operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses.

                                   Operating Profit/(Loss)                    Percentage of Group
                                       Before Goodwill                             Operating
                                        Amortization,                        Profit/(Loss) Before
                                     Exceptional Goodwill                   Goodwill Amortization,
                                    Impairment Charges and     Operating     Exceptional Goodwill
                                    Exceptional Operating    Profit/(Loss)  Impairment Charges and    Percentage of
                                           Expenses             Growth/     Exceptional Operating    Group Operating
                                      Growth/(Decline)          Decline            Expenses                Loss
                                    ----------------------   -------------  -----------------------  ---------------
                                            2002                  2002         2002         2001       2002     2001
                                              %                     %            %            %          %        %
                                   ---------------------------------------------------------------------------------

Advertising & Integrated Marketing          60.4                36.9           73.2         46.3       29.7     37.7
Specialist Communications                  (49.5)                9.4           26.8         53.7       70.3     62.3
                                   ----------------------------------------------------------------------------------
Group                                       (1.4)              (19.8)         100.0        100.0      100.0    100.0
                                   ==================================================================================

     Margins

     Operating margins were not meaningful for 2002 because both segments experienced losses in 2002. The 2002 operating margins (based on operating profits before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the 2002 operating margins by business segment were as follows:

                                       Operating Margins Before Goodwill
                                     Amortization, Goodwill Impairment
                                      Charges and Exceptional Operating
                                                    Expenses                     Operating Margins
                                      -----------------------------------------------------------------------
                                             2002              2001            2002               2001
                                              %                  %               %                  %
                                      -----------------------------------------------------------------------
Advertising & Integrated Marketing           6.6                3.7           (15.1)             (21.4)
Specialist Communications                    8.1               13.3          (119.7)            (110.1)
                                      -----------------------------------------------------------------------
Group                                        6.9                6.0           (39.2)             (43.0)
                                      =======================================================================

     Within the Advertising & Integrated Marketing business, there was an operating loss of (pound)61.9 million in 2002 compared to an operating loss of (pound)98.1 million in 2001. This decrease in operating loss was primarily due to a reduction of (pound)29.7 million in exceptional goodwill impairment charges. Non-exceptional operating expenses decreased by 13.2% on a reported basis and 11.8% on an underlying basis, which were in excess of the rates of revenue decline. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)27.1 million in 2002, which amount was 60.4 percent higher than operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses of (pound)16.9 million in 2001. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 6.6 percent, which is 2.9 percent higher than the operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) of 3.7 percent in 2001.

     Within the Specialist Communications business, there was an operating loss of (pound)146.7 million in 2002 compared to an operating loss of (pound)161.9 million in 2001. This decrease in operating loss was primarily due to a reduction of (pound)24.0 million in exceptional goodwill impairment charges. Despite a reduction of 11.5% operating expenses on a reported basis, and 13.8% on an underlying basis, the significant revenue decline resulted in operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses falling to (pound)9.9 million in 2002, which was
49.5 percent lower than operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses of (pound)19.6 million in 2001. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2002 was 8.1 percent, which is 5.2 percent lower than the operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) of
13.3 percent in 2001.

     Net Assets

     The primary reasons for the decrease in net assets set forth in the table below were exceptional goodwill impairment charges of (pound)171.1 million, exceptional operating expenses of (pound)45.6 million and goodwill amortization charges of (pound)28.9 million, offset by an increase in net assets of (pound)9.4 million. Exceptional goodwill impairment charges of (pound)87.1 million were incurred in the United Kingdom and (pound)61.1 million in North America, both which primarily related to the Specialist Communications business. Exceptional operating expenses of (pound)23.4 million were incurred in North America which related to both the Advertising and Integrated Marketing, and Specialist Communications businesses:

                                             2002                  2001
Net assets by business segment             (pound)m              (pound)m
                                         --------------------------------------

Advertising & Integrated Marketing            89.1                147.0
Specialist Communications                    143.5                313.1
                                         --------------------------------------
                                             232.6                460.1
Net financial items*                        (151.7)              (143.0)
                                         --------------------------------------
Net assets                                    80.9                317.1
                                         ======================================
-----------------
* Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

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

     Action was taken throughout the Group's operations to reduce operating costs and restore the Group's ongoing margin prospects. The implementation of a wide ranging program, including headcount reductions and a number of other cost related initiatives, resulted in an exceptional operating expense of (pound)27.6 million in 2001. The Group targeted incremental cost savings from these actions in excess of (pound)30.0 million in 2002.

     Exceptional operating items in 2001 related to a wide-ranging program implemented in 2001, which involved headcount reductions and other cost-related measures, including the merger or consolidation of a number of the Group's operating units and the closure or re-organization of certain loss-making operations. In 2000, the Group did not incur any goodwill amortization, exceptional goodwill impairment charges or exceptional operating expenses. Therefore, in those years, operating profit was the same as operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. For the purpose of comparing operating profits and operating margins in 2001 and 2000, the discussion below compares operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 to Group operating profit in 2000.

     Geographical Analysis

     Revenue

     Revenue by geographical area was as follows:

                                       Existing    Acquisitions       Total      % of Total      Total      % of Total
                                       --------    ------------       -----      -----------     -----      ----------
                                         2001          2001            2001          2001         2000         2000
Revenue by geographical area           (pound)m      (pound)m       (pound)m           %        (pound)m        %
------------------------------------------------------------------------------------------------------------------------
United Kingdom                            113.1           5.5          118.6          19.6          84.1        16.4
North America                             186.2           4.1          190.3          31.5         148.5        29.0
Continental Europe, Africa and India      138.1           5.5          143.6          23.7         133.1        25.9
Asia Pacific and Latin America            147.2           5.3          152.5          25.2         147.3        28.7
                                       ---------------------------------------------------------------------------------
Total                                     584.6          20.4          605.0         100.0         513.0       100.0
                                       =================================================================================

     Comparative revenues by geographical area were as follows:

                                             Revenue Growth 2001
                                                  Constant
                                       Reported   Currency   Underlying
                                           %           %              %
                                      -------------------------------------

United Kingdom                            41.0        41.0        (3.3)
North America                             28.1        21.6       (14.5)
Continental Europe, Africa and India       7.9         6.3        (1.9)
Asia Pacific and Latin America             3.5         8.4        (8.2)
                                      -------------------------------------
Group                                     17.9        17.1        (8.0)
                                      =====================================

     Group revenue increased by 17.9 percent to (pound)605.0 million in 2001 from (pound)513.0 million in 2000. On an underlying basis, revenue decreased by
8.0 percent. Acquisitions made in 2001 contributed revenue of (pound)20.4 million.

     In the UK revenues increased by 41.0 percent to (pound)118.6 million, representing 19.6 percent of Group revenues (2000: 16.4 percent), primarily reflecting a full year contribution from the acquired Specialist Communications operations. United Kingdom revenues decreased by 3.3 percent on an underlying basis.

     In North America, revenues increased by 21.6 percent on a constant currency basis to (pound)190.3 million. On an underlying basis revenues decreased by 14.5 percent. The region represented 31.5 percent of the Group's revenues in 2001 (2000: 29.0 percent). Significant declines were experienced in the Specialist Communications business, especially in project-based areas and in servicing technology clients. The Group's principal Advertising and Integrated Marketing businesses showed greater resistance, experiencing a more modest decline overall. Hyundai represented revenues of $30.0 million in the United States in 2001.

     In Continental Europe, revenues increased by 6.3 percent on a constant currency basis to (pound)143.6 million and decreased by 1.9 percent on an underlying basis. This region (which includes revenues derived from Africa and India) represented 23.7 percent of the Group's revenues (2000: 25.9 percent). Underlying revenue growth in the first six months of 2001 was offset by a rapid deterioration in media spending across the region in the second half of the year.

     Asia Pacific and Latin American revenues increased by 8.4 percent on a constant currency basis to (pound)152.5 million and decreased by 8.2 percent on an underlying basis. In 2001, this region accounted for 25.2 percent of the Group's revenues (2000: 28.7 percent). Growth in Bates Asia was offset by difficult trading conditions in South Korea and Australia with both markets experiencing substantial cutbacks in client spending.

     Operating Profit/(Loss)

     Operating profit/(loss) by geographical area was as follows:


                                                                   Operating Profit           Goodwill
                                                                    Before Goodwill         Amortization,
                                                                     Amortization,           Exceptional
                                                                  Exceptional Goodwill         Goodwill
                                                                   Impairment Charges     Impairment Charges
                                                                     and Exceptional        and Exceptional       Operating
                                        Existing   Acquisitions    Operating Expenses     Operating Expenses     Profit/(Loss)
                                        --------   ------------   --------------------    ------------------     -------------
                                          2001         2001              2001                    2001           2001      2000
Operating profit/(loss) by             (pound)m     (pound)m          (pound)m                (pound)m        (pound)m  (pound)m
geographical area
                                        -----------------------------------------------------------------------------------------

United Kingdom                             12.0        1.7               13.7                   (58.9)        (45.2)      7.9
North America                              12.0        0.3               12.3                  (172.7)       (160.4)     15.9
Continental Europe, Africa and India        4.7        1.1                5.8                   (16.1)        (10.3)     16.0
Asia Pacific and Latin America              3.5        1.2                4.7                   (48.8)        (44.1)     21.6
                                        -----------------------------------------------------------------------------------------
                                           32.2        4.3               36.5                  (296.5)       (260.0)     61.4
                                        =========================================================================================
Goodwill amortization, exceptional
   goodwill impairment charges and
   exceptional operating expenses        (261.5)     (35.0)
                                        -------------------------
Total                                    (229.3)     (30.7)
                                        =========================

     The following tables contains an analysis of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by geographical region in 2001. There were not such costs in 2000:

                                                               Exceptional         Exceptional
                                             Goodwill           Goodwill            Operating
                                           Amortization    Impairment Charges       Expenses              Total
                                               2001              2001                  2001                2001
                                         ------------------------------------------------------------------------------
                                             (pound)m           (pound)m            (pound)m            (pound)m
United Kingdom                                  12.8               42.0                   4.1              58.9
North America                                   21.2              140.7                  10.8             172.7
Continental Europe, Africa and India             4.0                6.2                   5.9              16.1
Asia Pacific and Latin America                   6.1               35.9                   6.8              48.8
                                         ------------------------------------------------------------------------------
Group                                           44.1              224.8                  27.6             296.5
                                         ==============================================================================

     The following table compares, by geographical region, declines in operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 and 2000 and declines in operating profit/loss in 2001 and 2000 Additionally the table below indicates, for each geographical region, for 2001 and 2000, such region's percentage of operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and also, for 2001 and 2000, such region's percentage of operating profit/loss.

                                        Operating
                                   Profit/(Loss) Before                    Percentage of Group
                                         Goodwill                        Operating Profit/(Loss)
                                      Amortization,                          Before Goodwill
                                   Exceptional Goodwill                       Amortization,
                                    Impairment Charges                    Exceptional Goodwill
                                     and Exceptional         Operating     Impairment Charges        Percentage of
                                    Operating Expenses     Profit/(Loss)      and Exceptional       Group Operating
                                     Growth/(Decline)         Decline      Operating Expenses         Profit/(Loss)
                                   --------------------    -------------  -----------------------   -----------------
                                           2001                 2001         2001        2000        2001       2000
                                             %                    %            %           %           %          %
                                  -----------------------------------------------------------------------------------
United Kingdom                             73.0              (672.2)         37.5         12.9        17.4     12.9
North America                             (22.6)           (1,108.8)         33.7         25.9        61.7     25.9
Continental Europe, Africa and            (63.8)             (164.4)         15.9         26.0         3.9     26.0
India
Asia Pacific and Latin America            (78.2)             (304.2)         12.9         35.2        17.0     35.2
                                  -----------------------------------------------------------------------------------
Group                                     (40.6)             (523.5)        100.0        100.0       100.0    100.0
                                  ===================================================================================

     Margins

     Operating margins were not meaningful for 2001 because each region experienced losses in 2001. The 2001 operating margins (based on operating profits before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the 2000 operating margins by geographical area were as follows:

                           Operating Margins Before Goodwill
                           Amortization, Exceptional Goodwill
                           Impairment Charges and Exceptional
                                   Operating Expenses                        Operating Margins
                                   ------------------                        -----------------
                               2001                2000                 2001                    2000
                                %                    %                    %                       %
                        -----------------------------------------------------------------------------------------

United Kingdom                 11.6                 9.4                (38.1)                    9.4
North America                  6.5                 10.7                (84.3)                   10.7
Continental Europe,            4.0                 12.0                 (7.2)                   12.0
Africa and India
Asia Pacific and Latin         3.1                 14.7                (28.9)                   14.7
America
                        -----------------------------------------------------------------------------------------
Group                          6.0                 12.0                (43.0)                   12.0
                        =========================================================================================

     The Group experienced an operating loss of (pound)260.0 million in 2001. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)36.5 million in 2001, which was 40.6 percent lower than Group operating profit of (pound)61.4 million in 2000. Acquisitions in 2001 contributed operating profits of (pound)4.3 million.

     In the UK, there was an operating loss of (pound)45.2 million in 2001compared to operating profit of (pound)7.9 million in 2000. This decrease in operating profit was primarily due to a charge for exceptional goodwill impairment of (pound)42.0 million and goodwill amortization of (pound)12.8 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)13.7 million in 2001, which was 73.0 percent higher than operating profit of (pound)7.9 million in 2000. The performance in

2001 primarily reflected the contribution from acquisitions, new business wins and improved profitability in the Group's UK advertising businesses. The UK operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 11.6 percent, which is 2.2 percent higher than the operating margin of
9.4 percent in 2000.

     In North America, there was an operating loss of (pound)160.4 million in 2001 compared to an operating profit of (pound)15.9 million in 2000. This decrease in operating profit was primarily due to a charge for exceptional goodwill impairment of (pound)140.7 million and goodwill amortization of (pound)21.2 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)12.3 million in 2001, which was 22.6 percent lower than operating profit of (pound)15.9 million in 2000. The performance in 2001 primarily reflected reduced revenue in the Advertising and Integrated Marketing and Specialist Communications businesses as a result of the challenging business environment. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 6.5 percent, which is 4.2 percent lower than the operating margin of
10.7 percent in 2000.

     In Continental Europe, there was an operating loss of (pound)10.3 million in 2001compared to an operating profit of (pound)16.0 million in 2000. This decrease in operating profit was primarily due to a goodwill impairment charge of (pound)6.2 million and exceptional operating expenses of (pound)5.9 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)5.8 million in 2001, which was 63.8 percent lower than operating profit of (pound)16.0 million in 2000. The performance in 2001 primarily reflected significantly reduced spending plans by clients in the second half of 2001, particularly in the advertising business. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 4.0 percent, which margin is 8.0 percent lower than the operating margin of 12.0 percent in 2000.

     In Asia Pacific and Latin America, there was an operating loss of (pound)44.1 million in 2001 compared to an operating profit of (pound)21.6 million in 2000. This decrease in operating profit was primarily due to goodwill impairment charges of (pound)35.9 million, goodwill amortization of (pound)6.1 million, exceptional operating expense of (pound)6.8 million and a significant decrease in trading performance. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)4.7 million in 2001, which was 78.2 percent lower than operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses of (pound)21.6 million in 2000. The performance in 2001 primarily reflected weak trading conditions in South Korea and Australia. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 3.1 percent, which margin is 11.6 percent lower than the operating margin of 14.7 percent in 2000.

     Net Assets

     The most significant change in net assets year on year was in North America. This was almost entirely due to an exceptional goodwill impairment charge of (pound)140.7 million incurred in 2001.

                                            2001                  2000
Net assets by geographical area          (pound)m                (pound)m
                                        --------------------------------------

United Kingdom                              187.3                179.7
North America                               155.5                279.0
Continental Europe, Africa and India         72.6                 69.1
Asia Pacific and Latin America               44.7                 60.3
                                        --------------------------------------
                                            460.1                588.1
Net financial items*                       (143.0)              (111.9)
                                        --------------------------------------
Net assets                                  317.1                476.2
                                        ======================================

--------------
* Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

     Business Segments Analysis

     Revenue

     Revenue by business segment was as follows:

                                         Existing    Acquisitions     Total     % of Total     Total     % of Total
                                           2001          2001         2001         2001         2000        2000
Revenue by business segment              (pound)m     (pound)m       (pound)m        %        (pound)m        %
                                       ------------------------------------------------------------------------------

Advertising & Integrated Marketing         454.3           3.7        458.0        75.7        441.5         86.1
Specialist Communications                  130.3          16.7        147.0        24.3         71.5         13.9
                                       ----------------------------------------------------------------------------
Total                                      584.6          20.4        605.0       100.0        513.0        100.0
                                       ============================================================================

     Revenue growth by business segment and revenue by business segment as a percentage of Group revenue were as follows:


                                              Revenue Growth in 2001
                                                     Constant
                                      Reported       Currency      Underlying
                                          %              %             %
                                      -----------------------------------------

Advertising & Integrated Marketing       3.7            3.5         (7.8)
Specialist Communications              105.6          103.1         (8.9)
                                      -----------------------------------------
Group                                   17.9           17.1         (8.0)
                                      =========================================

     Group revenue increased by 17.9 percent to (pound)605.0 million in 2001 from (pound)513.0 million in 2000. On an underlying basis, revenue decreased by
8.0 percent. Acquisitions in 2001 contributed revenue of (pound)20.4 million.

     Advertising and Integrated Marketing revenues increased by 3.7 percent to (pound)458.0 million, representing 75.7 percent of Group revenues (2000: 86.1 percent). On an underlying basis, Advertising and Integrated Marketing revenues declined by 7.8 percent reflecting significant revenue reductions in the second half of 2001 across the Group's major markets.

     Specialist Communication revenues increased by 105.6 percent to (pound)147.0 million, representing 24.3 percent of Group revenues (2000: 13.9 percent). The increase reflects the full year impact of 2000 acquisitions. On an underlying basis, Specialist Communications revenues declined by 8.9 percent with North America units particularly affected due to the deferral and cancellation of project-based assignments.

     Operating Profit(Loss)

         Operating profit/(loss) by business segment was as follows:

                                                                Profit Before       Amortization,
                                                                  Goodwill          Exceptional
                                                                Amortization,        Goodwill
                                                                 Exceptional        Impairment
                                                                 Goodwill          Charges and
                                                              Impairment Charges   Exceptional
                                                                and Exceptional     Operating          Operating
                                    Existing   Acquisitions   Operating Expenses     Expenses        Profit/(Loss)
                                    --------   ------------   ------------------   ------------      -------------
                                      2001         2001             2001               2001          2001     2000
Operating (loss)/profit by          (pound)m     (pound)m         (pound)m            (pound)m     (pound)m  (pound)m
business segment                    ---------------------------------------------------------------------------------
Advertising & Integrated Marketing    16.7         0.2             16.9             (115.0)         (98.1)     45.3
Specialist Communications             15.5         4.1             19.6             (181.5)        (161.9)     16.1
                                    ---------------------------------------------------------------------------------
                                      32.2         4.3             36.5             (296.5)        (260.0)     61.4
                                    =================================================================================
Goodwill amortization, exceptional
   goodwill impairment charges and
   exceptional operating expenses   (261.5)      (35.0)
                                    -------------------------
Total                               (229.3)      (30.7)
                                    =========================

     The following tables contains an analysis of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by segment in 2001. There were not such expenses in 2000:

                                                              Exceptional
                                             Goodwill          Goodwill            Exceptional
                                           Amortization    Impairment Charges   Operating Expenses       Total
                                               2001              2001                 2001                2001
                                         -----------------------------------------------------------------------
                                            (pound)m            (pound)m             (pound)m           (pound)m
Advertising & Integrated Marketing              17.5               75.9                21.6              115.0
Specialist Communications                       26.6              148.9                 6.0              181.5
                                         -----------------------------------------------------------------------
Group                                           44.1              224.8                27.6              296.5
                                         =======================================================================

     The following table compares, by business segment, declines in operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses in 2001 and 2000 and declines in to operating profit/loss in 2001 and 2000. Additionally, the table below indicates, for each business segment, for 2001, such business segment's percentage of operating profit/loss before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses and also, for 2001 and 2000, such business segment's percentage of operating profit/loss.

                                     Operating
                               Profit/(Loss) Before
                                     Goodwill                               Percentage of Group
                                   Amortization,                          Operating Profit/(Loss)
                               Exceptional Goodwill                           Before Goodwill
                                Impairment Charges                       Amortization, Exceptional
                                  and Exceptional        Operating           Goodwill Impairment          Percentage of
                                Operating Expenses     Profit/(Loss)     Charges and Exceptional       Group Operating
                                 Growth/(Decline)      Growth/(Decline)    Operating Expenses            Profit/(Loss)
                               ---------------------   ----------------  -------------------------     ----------------
                                       2001                 2001           2001           2000           2001     2000
                                         %                    %              %              %              %        %
                               ----------------------------------------------------------------------------------------
Advertising & Integrated              (62.7)              (316.6)          46.3           73.8           37.7     73.8
Marketing
Specialist Communications              21.7             (1,105.6)          53.7           26.2           62.3     26.2
                               ----------------------------------------------------------------------------------------
Group                                 (40.6)             (523.5)          100.0          100.0          100.0    100.0
                               ========================================================================================

     Margins

     Operating margins were not meaningful for 2001 because each business segment experienced operating losses in 2001. The 2001 operating margins (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) and the 2000 operating margins by business segment were as follows:

                                        Operating Margins Before Goodwill
                                       Amortization, Exceptional Goodwill
                                       Impairment Charges and Exceptional
                                               Operating Expenses                 Operating Margins
                                                      2001                       2001           2000
                                                        %                         %              %
                                       ---------------------------------------------------------------------
Advertising & Integrated Marketing                     3.7                      (21.4)          10.3
Specialist Communications                              13.3                    (110.1)          22.5
                                       ---------------------------------------------------------------------
Group                                                  6.0                      (43.0)          12.0
                                       =====================================================================

     Within the Advertising & Integrated Marketing business, there was an operating loss of (pound)98.1 million in 2001 compared to an operating profit of (pound)45.3 in 2000. This decrease in operating profit was primarily due to an exceptional goodwill impairment charge of (pound)75.9 million and goodwill amortization of (pound)17.5 million. Operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)16.9 million in 2001, which was 62.7 percent lower than operating profit of (pound)45.3 million in 2000. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 3.7 percent, which is
6.6 percent lower than the operating margin of 10.3 percent in 2000. Operating profit and operating margin were adversely affected by reductions in client spending in the second half of 2001. These declines were generally attributable to challenging economic conditions across most of Cordiant's major markets.

     Within the Specialist Communications business, there was an operating loss of (pound)161.9 million in 2001 compared to an operating profit of (pound)16.1 million in 2000. This decrease in operating profit was primarily due to exceptional goodwill impairment charges of (pound)148.9 million and goodwill amortization of (pound)26.6 million. Group operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses was (pound)19.6 million in 2001, which amount was 21.7 percent greater than operating profit of (pound)16.1 million in 2000. Operating margin (based on operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses) in 2001 was 13.3 percent, which is
9.2 percent lower than the operating margin of 22.5 percent in 2000. Operating profit and operating margin were adversely affected by revenue reductions as a result of the deferral and cancellation of project based assignments, in particular in North America.

     Net Assets

     The most significant change in net assets year on year was in the Specialist Communications business. This was almost entirely due to the exceptional goodwill impairment charge of (pound)148.9 million incurred in 2001.

                                             2001                 2000
Net assets by geographical area            (pound)m             (pound)m
                                          ------------------------------------

Advertising and Integrated Marketing        154.7                130.4
Specialist Communications                   305.4                457.7
                                          ------------------------------------
                                            460.1                588.1
Net financial items*                       (143.0)              (111.9)
                                          ------------------------------------
Net assets                                  317.1                476.2
                                          ====================================
------------------
* Net financial items include cash at banks, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Joint Ventures and Associates

     The Group's share of operating profits from joint ventures and associated undertakings, after goodwill amortization ((pound)1.9 million in 2002, (pound)0.4 million in 2001 and nil in 2000) primarily for Zenith Optimedia Group Limited, and before October 1, 2001, Zenith Media Worldwide Limited, decreased to (pound)3.4.million in 2002 from (pound)6.1 million in 2001 and (pound)5.6 million in 2000. The Group's share of Zenith Optimedia's operating profits decreased to (pound)3.8 in 2002 million from (pound)5.1 million in 2001 (before goodwill amortisation) Zenith Optimedia incurred an exceptional operating charge in 2002 of (pound)1.7 million, in relation to restructuring costs in respect of the integration of Zenith Media and Optimedia businesses. The Group's share of this charge was (pound)0.4 million.

     In October 2001, Cordiant and Publicis Group S.A. completed the creation of a new media communications group; Zenith Optimedia Group by the transfer of units of Optimedia Networks and Zenith Media Worldwide into the Zenith Optimedia Group Limited, a new UK based holding company. Cordiant holds 25 percent and Publicis Group S.A. holds 75 percent of Zenith Optimedia Group Limited.

Net Interest Expense and Similar Items

     Net interest expense and similar items and the FRS 12 finance charge for Cordiant amounted to (pound)21.4 million in 2002, (pound)16.9 million in 2001 and (pound)9.5 million in 2000. The increase in the charge in 2002 is primarily due to the full year impact of the debt renegotiations completed in April 2001 and the higher interest rates that the Group has incurred. This is further described under "-- Liquidity and Capital Resources." The increase in the charge in 2001 is primarily due to the full year impact of the additional debt incurred in September 2000 principally to fund cash payments for acquisitions and debt assumed with the acquisition of Lighthouse Global Network Inc.

Taxation

     In 2002, the Group's tax charge for the year was (pound)1.4 million. The Group's tax charge is based on the results before goodwill amortization and impairment. In 2001, the Group's tax charge for the year was (pound)4.5 million. The reduction in the tax charge in 2002 reflects the utilization of losses in the United States and the reduced tax charge associated with joint ventures because of the lower level of profitability. In 2000, the Group's tax charge for the year was (pound)15.6 million, reflecting the higher levels of profitability and the international mix of profits in that year.

     The tax effect of the exceptional operating items was an estimated credit of (pound)1.1 million in 2002 and (pound)5.2 million in 2001.

     During 2001, Cordiant adopted the new accounting standard FRS 19 "Deferred Taxation." The 2000 results have been restated to reflect this, which has led to prior year adjustments of (pound)4.1 million. Of this amount, (pound)2.5 million is reflected as a reduction in the tax charge shown in the 2000 profit and loss account, with the remaining (pound)1.6 million recorded in the year ended December 31, 1999. The balance sheet as at December 31, 2000 has also been restated to show the creation of a deferred tax asset of (pound)4.1 million.

Equity Minority Interests

     Equity minority interests amounted to (pound)4.0 million in 2002, an increase of 73.9 percent from 2001 ((pound)2.3 million), due to improved results from Diamond AD in Korea and Brazil.

     Equity minority interests amounted to (pound)2.3 million in 2001, a decrease of 60.3 percent from 2000 ((pound)5.8 million). This decrease was principally due to the weaker trading of Diamond Ad in Korea. The impact of Diamond Ad in 2000 was only partially offset by Cordiant's purchase of the outstanding 10 percent minority in Scholz & Friends A.G. at the start of 2000.

Return Attributable to Shareholders

     The Group's net loss attributable to ordinary shareholders for 2002 was (pound)233.6 million as compared to a net loss of (pound)277.6 million for 2001. The Group's net loss reflects the continuing decline in economic conditions encountered across the Group's major markets and the resulting impact of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. It also reflects the continued efforts of the Group to address these issues via restructuring and costs cutting initiatives. These plans have resulted in exceptional operating expenses being incurred in 2002 of (pound)45.6 million (2001: (pound)27.6 million). The basic and diluted loss per share was 57.6p as compared to 71.3p in 2001. The increase reflects the lower goodwill amortisation and impairment charges in 2002 and a 4 percent increase in the diluted weighted average number of shares, primarily for payments of contingent consideration.

     The Group's net loss attributable to ordinary shareholders for 2001 was (pound)277.6 million as compared to a net profit of (pound)36.1 million for 2000. The Group's net loss reflects the decline in operating profit arising from the difficult economic conditions encountered across the Group's major markets and the impact of goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses. The diluted loss per share was 71.3p in 2001 as compared to a diluted earnings per share of 11.4p for 2000. The decrease reflects a net loss in 2001 and a 22 percent increase in the diluted weighted average number of shares, primarily due to shares issued in acquisitions.

     In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lender, the Board has not recommended the payment of a dividend in respect of 2002 (2001: (pound)nil). A dividend of 2.1p per share in respect of 2000 was approved at the Annual General Meeting of shareholders held on June 12, 2001.

US GAAP

     Under UK GAAP, the loss for the year ended December 31, 2002 was (pound)233.6 million. After taking account of the differences in UK and US GAAP (which are discussed at the beginning of this Item 5 and more fully in Note 33 in the Notes to the Consolidated Financial Statements), the loss under US GAAP, was (pound)246.7 million.

Liquidity and Capital Resources

     General

     The Group's primary liquidity sources are cash flows generated from its operations, the issuance of equity and debt securities and its banking facilities. In July 2000, Cordiant entered into a Loan Agreement (the "Loan Agreement") pursuant to which certain banks (the "Bank Lenders") led by The Bank of New York and HSBC Investment Bank plc, as arrangers, agreed to advance to Cordiant and certain of its subsidiaries loan facilities (the "Bank Facility") of up to $400 million to be used for the purposes of re-financing existing facilities, other general corporate purposes and paying costs and expenses incurred in connection with the acquisition of Lighthouse Global Network, Inc. described below.

     The Group's capital structure consists of both senior debt and equity. Prior to April 2002, the Bank Facility provided committed credit facilities at a rate between 0.7 to 1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. The Bank Facility initially consisted of two tranches: (i) $175.0 million ((pound)119.9 million) initially maturing in November 2000 which was extended to November 2001 at Cordiant's option and subsequently repaid and cancelled in April 2001, and (ii) $225.0 million ((pound)154.1 million) maturing in November 2004. The Bank Facility required the Group to comply with financial and other covenants. It also contained provisions whereby, on the occurrence of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default included breach of covenants, cross default by certain companies in the Group in respect of indebtedness over a specified amount, and a change of control of Cordiant.

     On April 5, 2001, the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes (the "Notes"), in a private placement to institutional investors (the "Noteholders"). At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per year, beginning in April 2007. The proceeds of the issue were used to repay and cancel $175.0 million ((pound)121.5 million) of borrowings under the Bank Facility which was due to mature in November 2001.

     On April 19, 2002, Cordiant and the Bank Lenders and Noteholders completed the re-negotiation of certain terms of the Bank Facility and the Notes. The renegotiation was required because of a rapid deterioration of market conditions that was making it difficult for Cordiant to maintain compliance with the financial covenants in the Bank Facility and the Notes. The annual coupon payable on the Notes was increased to 9.25 percent from 7.61 percent. The annual interest payable on each advance under the Bank Facility was increased to 3.25 percent over LIBOR (or, in the case of euro advances, EURIBOR). Other fees are payable, the level of which is dependent on Cordiant's financial performance. The Bank Facility and Notes are secured by guarantees from Cordiant and a number of its subsidiaries, general debentures over assets of Cordiant and a number of its U.K. subsidiaries, a Dutch pledge over certain bank accounts of Cordiant Finance BV, and pledges of shares in certain subsidiaries. In addition, Cordiant is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and its use of proceeds from asset disposals. The Bank Facility also includes events of default, pursuant to which the amounts available under the Bank Facility could be declared immediately due and payable. The events of default include non payment of interest, principal or fees, certain uncured breaches of the Bank Facility, cross-default to other indebtedness, bankruptcy or insolvency and material adverse changes. The Noteholders will be entitled to require Cordiant to pre-pay the Notes in November 2004 or upon any refinancing in full of the Bank Facility, if earlier, with a make-whole penalty, unless the Group meets certain financial tests at that time. These are not currently expected to be met. See "Item 10. Additional Information - Material Contracts."

     In February 2003, Cordiant entered into negotiations with its Bank Lenders and Noteholders to revise the financial covenants in the Bank Facility and the Notes. Before these negotiations had been concluded, in April 2003, Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. On May 15, 2003, due to an inability to comply with certain financial covenants, the Group and the Bank Lenders and Noteholders reached an agreement (the "Interim Support Agreement") pursuant to which the Bank Lenders and Noteholders agreed to waive through July 15, 2003 compliance with certain covenants which would otherwise have prevented the Group from having access to its committed undrawn facilities under the Bank Facility. Access to these funds until July 15, 2003 however remains subject to certain conditions, including no new event of default occurring under the Bank Facility, Notes or Interim Support Agreement. The Interim Support Agreement also amends certain provisions of both the Bank Facility and the Notes to clarify the terms of payment of certain fees under the Bank Facility, further restricts the payment of dividends and the making of acquisitions and conforms certain events of default under both the Bank Facility and the Notes. On June 19 and July 1, 2003, as described above, WPP acquired the Group's indebtedness from all of its lenders for (pound)267 million.

     Cash Flows from Operating Activities

     Cash generated from operating activities in 2002 was (pound)20.4 million compared to (pound)43.4 million in 2001, a decrease of (pound)23.0 million. This reflects the decrease in cash generated from operating activities, pre-exceptional items, which was (pound)46.2 million in 2002 compared to (pound)52.7 million in 2001 and the impact of exceptional items. There was a net inflow of working capital of (pound)11.1 million in 2002 compared to a net inflow of (pound)15.4 million in 2001, where working capital is the net of the movement in work in progress, debtors and creditors (ignoring interest, tax and contingent consideration accruals). In 2002, the net cash outflow from exceptional items was (pound)25.8 million, compared to an outflow from exceptional items of (pound)9.3 million in 2001.

     Cash generated from operating activities in 2001 was (pound)43.4 million compared to (pound)45.3 million in 2000, a decrease of (pound)1.9 million. The non-cash charges for depreciation and amortization and goodwill impairment in 2001 were greater than the operating loss. There was a net inflow of working capital of (pound)16.5 million in 2001 compared to a net outflow of working capital of (pound)17.4 million in 2000.

     Cash Outflows from Returns on Investments and Servicing of Finance

     In 2002, cash outflows from returns on investments and servicing of financing were (pound)23.8 million compared to (pound)17.2 million in 2001. Net interest paid by the Group increased from (pound)14.2 million in 2001 to (pound)17.9 million in 2002. This was mainly due to the impact of increased interest rates on debt as a result of the renegotiated borrowings agreed in April 2002. Bank fees paid in the year also increased to (pound)3.6 million from (pound)1.5 million as a result of the refinancing in April 2002. Dividends to minorities increased from (pound)1.5 million in 2001 to (pound)2.3 million in 2002.

     In 2001, cash outflows from returns on investments and servicing of financing were (pound)17.2 million compared to (pound)11.5 million in 2000. Net interest paid by the Group increased from (pound)7.1 million in 2000 to (pound)14.2 million in 2001, largely due to the full year impact of the additional borrowing incurred in September 2000. Dividends to minorities decreased from (pound)2.1 million in 2000 to (pound)1.5 million in 2001.

     Taxation Paid

     Net tax paid by the Group decreased from (pound)13.4 million in 2001 to (pound)4.7 million in 2002 principally as a result of unrelieved losses in the Group arising in 2001.

     Cash Flows from Capital Expenditure and Financial Investment

     In 2002, payments for the acquisitions of tangible fixed assets, net of receipts from disposals, amounted to (pound)4.7 million compared to (pound)20.0 million in 2001 due to restraints on capital expenditure in 2002. . In 2002, the net cash outflow from the acquisition and disposal of miscellaneous investments was (pound)0.6 million compared with a net cash outflow of (pound)4.7 million in 2001.

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

     Cash Flows from Acquisitions and Disposals

     Payments for the acquisition of investments in subsidiary and associated undertakings in 2002 net of cash acquired with companies was (pound)8.4 million compared with (pound)13.6 million in 2001. In 2002, this mainly related to the payment of contingent and deferred consideration from acquisitions completed prior to 2002. Contingent and deferred consideration of (pound)6.3 million was satisfied by the issuance of 7.6 million Cordiant ordinary shares and a further payment for contingent consideration of (pound)9.4 million was paid in cash. At the year end an accrual of (pound)14.0 million remained. This accrual is expected to result in cash payments of (pound)6.3 million and the issue of shares with a value of (pound)7.7 million in future years.

     Payments for the acquisition of investments in subsidiary and associated undertakings in 2001 net of cash acquired with companies was (pound)13.6 million compared with (pound)46.8 million in 2000. Additional acquisition consideration of (pound)70.8 million was satisfied by the issuance of 30.8 million Cordiant ordinary shares in respect of the acquisitions of the Group's 100 percent interest in Microarts Corp., Gallagher and Kelly Public Relations Limited, Bulletin International Limited, Presentation Communications International Limited and International Business Information Inc., and earnouts paid in 2001. Additional costs of approximately (pound)53.0 million relating to deferred contingent consideration and associated costs relating to acquisitions were also accrued during 2001, and at the year end an accrual of (pound)24.6 million remained. These accruals were expected to result in cash payments of (pound)13.0 million and the issue of shares with a value of (pound)11.6 million in future years.

     Proceeds from the sale of subsidiaries during 2002 amounted to (pound)0.6 million. There were no proceeds from the sale of subsidiaries during 2001 and 2000. In 2000, however, an investment was reclassified as a subsidiary as a result of an increase in the Group's ownership.

     Equity Dividends Paid

     In 2002, no dividend was paid to the equity shareholders. In 2001, a dividend to equity shareholders of (pound)8.1 million was paid in relation to 2000 profits. In 2000, a dividend to equity shareholders of (pound)5.1 million was paid in relation to 1999 profits.

     Cash Flows from Financing Activities

     In 2002, no shares were issued for cash. In 2002, the net draw down of Group borrowing facilities was (pound)4.3 million (2001: (pound)70.1 million) and repayments of finance lease borrowings were (pound)1.0 million (2001:
(pound)1.8 million).

     In 2001, shares were issued for a cash value of (pound)4.1 million (2000:
(pound)8.3 million) in connection with the exercise of employee share options. In 2001, the net draw down of Group borrowing facilities was (pound)70.1 million (2000: (pound)53.4 million) and repayments of finance lease borrowings were (pound)1.8 million (2000: (pound)0.4 million). In 2001, the (pound)70.1 million net draw down of loans consisted of loans drawn of (pound)49.8 million and repayments of (pound)119.9 million representing the restructuring of the Group's financing arrangements during the year. In 2001, a cash inflow resulted from the issue of $175.0 million ((pound)119.9 million) Guaranteed Senior Notes in a private placement in the United States which was used to repay bank debt as detailed above.

     Material Commitments

     At December 31, 2002, the Group had nil (2001: (pound)0.7 million; 2000:
(pound)1.6 million) capital expenditure committed, but not provided for, relating to expenditure on information technology equipment, furniture and other equipment.

     The Group is committed to make capital payments in future years as a result of contracts entered into to acquire additional interests in subsidiaries and associated companies. Such payments are contingent on the levels of profits achieved by those companies and may be partially paid by the issue of shares at the Group's option. In addition, the Group is committed to make certain capital payments in the form of deferred consideration. The Group's best estimate of commitments, totaling (pound)14.0 million as at December 31, 2002 (2001:
(pound)24.6 million; 2000: (pound)79.4 million), have been accrued in the balance sheet. Of this amount, (pound)6.3 million is payable in cash with the remainder of (pound)7.7 million being payable in new Cordiant ordinary shares.

     Working Capital

     The Group does not expect, notwithstanding the completion of the sale of FD International, Scholz & Friends A.G. and The Communications Group, to have sufficient working capital for at least 12 months from the date of this report. The Group is currently able to pay its debts as they fall due. The Interim Support Agreement was adopted by WPP upon its acquisition of Group's debt. After July 15, 2003, Cordiant will be dependent on the continued support of WPP, as lender. The WPP Group has agreed to continue to allow Cordiant access to its committed overdraft facilities of up to (pound)6.0 million following July 15, 2003, although such access would terminate in the event that WPP exercises its right to give an acceleration notice calling for repayment of the debt. If such support were to be withdrawn, and if additional sources of financing were not made available to the Group, it is likely that an administrator or administrative receiver would be appointed in respect of the Group.

     See "Item 4: Information on the Company" and the caption: "Recent Developments - Disposals."

     Contractual Obligations and Commercial Commitments

     The following table summarizes the principal financial obligations which are described in Notes 21, 22, 23 and 27 in the Notes to the Consolidated Financial Statements. This table is based on the financial statements of the Group which have been prepared on a going concern basis. In the event that it is determined that the Group's financial statements should have been prepared on a basis other than that of a going concern, there could be a significant impact on the amount and timing of the Group's commitments from those set forth in the table below:


Contractual Obligations and Other                          Less than
Commercial Commitments                         Total        1 year        1-3 years    4-5 years   After 5 years
                                             --------      ----------     ----------   ----------  -------------
                                             (pound)m      (pound)m       (pound)m     (pound)m      (pound)m
Short-term borrowings and current
   portion of long-term borrowings             16.3           16.3            -            -             -
Long-term borrowings                          231.8            -            123.1         27.9          80.8
Unconditional cash purchase obligations         4.3            4.3            -            -             -
Operating lease commitments                   170.0           28.9           48.7         31.5          60.9
Other guarantees                              191.0           60.3           29.1         29.1          72.5
Total contractual obligations and other
   commercial commitments                     613.4          109.8          200.9         88.5         214.2


     Short-Term Borrowings and Current Portion of Long-Term Borrowings

     At December 31, 2002, the Group's short term borrowings and current portion of long term borrowings comprised bank loans and overdrafts of (pound)14.9 million (bank loans of (pound)6.9 million; bank overdrafts of (pound)8.0 million) and finance leases of (pound)1.4 million. Bank loans consist primarily of drawings under the Bank Facility, which by its terms matures in November 2004.

     At December 31, 2002, the Group had committed bank facilities of (pound)155.9 million, of which (pound)126.6 million was drawn at December 31, 2002 (2001: (pound)111.2 million). The Group also had other committed borrowing facilities of (pound)3.9 million, none of which was drawn at December 31, 2002 (2001: other committed facilities of (pound)8.8 million, none of which were drawn at December 31, 2001). Borrowings under the Group's committed borrowing facilities incurred interest at a weighted average rate of 6.78 percent during 2002.

     A total of (pound)11.2 million of other Group borrowings were outstanding at December 31, 2002 (2001: (pound)22.9 million). These are uncommitted borrowings, and as such could have become repayable on demand at December 31, 2002. An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against committed facilities. Other Group borrowings incurred interest at a weighted average rate of 7.95 percent during 2002.

     Long-Term Borrowings

     In April 2001, the Group issued $175.0 million ((pound)119.9 million) of 7.61% Guaranteed Senior Notes in a private placement in the United States. At original issuance, the Notes were due to mature in April 2011 and had an average life of eight years taking into account scheduled repayments of $35.0 million ((pound)24.3 million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million ((pound)121.5 million) which matured in November 2001. Bank loans consist of drawings under the Group's $225.0 million Bank Facility, which by its terms matures in November 2004. As disclosed in Note 21 in the Notes to the Consolidated Financial Statements, certain terms of the Notes were re-negotiated in April 2002. The coupon payable on the Notes was increased to 9.25 percent per annum from 7.61 percent.

     Under the Interim Support Agreement, the Group's lender has waived compliance through July 15, 2003 with covenants which would otherwise have prevented the Group from having access to its committed undrawn facilities under the Bank Facility. Access to these funds until July 15, 2003 however remains subject to certain conditions, including no new event of default occurring under the Bank Facility, Notes or Interim Support Agreement. In addition, following July 15, 2003, Cordiant will be dependent on the continued support of WPP, as its primary lender.

     The Interim Support Agreement also amends certain provisions of both the Bank Facility and the Notes to clarify the terms of payment of certain fees under the Bank Facility, further restricts the payment of dividends and the making of acquisitions and conforms certain events of default under both the Bank Facility and the Notes.

     Unconditional Cash Purchase Obligations

     The Group is committed to make certain capital payments in the form of deferred consideration and earnouts with respect to businesses acquired. At December 31, 2002, the unconditional obligations payable in cash were (pound)4.3 million, and these have been accrued in the balance sheet.

     Operating Lease Commitments (Guaranteed and Unguaranteed)

     Operating lease commitments relates to leasehold property and other. The leases are for various periods up to the year 2013.

     Capital Expenditure

     At December 31, 2002, the Group has no commitments in respect of capital expenditure.

     Other Guarantees

     The obligations under other guarantees are discussed below:

     (1) Guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at December 31, 2002 were (pound)145.3 million (2001: (pound)174.9 million).

     (2) Guarantees given by Cordiant that were incurred in the normal course of business amounting to (pound)36.6 million at December 31, 2002 (2001:
(pound)107.6 million) in the aggregate. These guarantees incurred in the normal course of business primarily relate to the guarantee over Group forward foreign exchange contracts.

     (3) Other guarantees given by Group companies to third parties amounting to (pound)9.5 million at December 31, 2002 (2001: (pound)5.8 million).


Item 6. Directors, Senior Management and Employees.

Directors and Executive Officers

     The current Executive and Non-executive Directors, and Executive Officer of Cordiant are as follows:

Name                            Position                                             Age
----                            --------                                             ---
Nigel Stapleton(1)              Chairman                                              56
David Hearn                     Chief Executive Officer                               47
Andrew Boland                   Finance Director                                      33
Peter M. Schoning               Director                                              57
Dr. Rolf Stomberg(1)(2)         Senior Independent Non-executive Director             63
Jean de Yturbe                  Non-executive Director                                56
Dudley Fishburn(1)(2)           Non-executive Director                                57
James Tyrrell(1)(2)             Non-executive Director                                62
Denise Williams                 Company Secretary                                     45


-------------------------
(1)  Member of Remuneration and Nominations Committee.
(2)  Member of Audit Committee.

     Executive Directors

     Nigel Stapleton, Chairman. Mr. Stapleton was appointed to the Board as Non-executive Chairman on March 1, 2003. Prior to joining Reed International plc in 1986, Mr Stapleton spent 18 years at Unilever where he held a number of senior finance, corporate development and general management positions. He worked at Reed International, and subsequently Reed Elsevier plc, for 13 years and during that time held a number of positions including Chief Financial Officer and Co-Chairman. Mr Stapleton also spent two years from 1999 with the U.S.-based media investment bank Veronis, Suhler, Stevenson as Chairman of its European affiliate. He is also currently a Non-executive Director of Reliance Security Group plc and the London Stock Exchange plc, and Chairman of Uniq plc.

     David Hearn, Chief Executive Officer. Mr. Hearn joined Bates in April 2002 as Chairman and Chief Executive Officer of Bates Worldwide Inc and became Group Chief Executive Officer on January 1, 2003. He was Chief Executive Officer and Managing Director of Goodman Fielder Ltd, Australia's largest food manufacturing company from 1995 to 2001. Between 1991 and 1995 he was a Main Board Director at United Biscuits plc, and Chief Executive, UB Snackfoods Europe. From 1989 to 1990 he was Vice President at Pepsico's European Snackfoods Division, from 1986 to 1989 he was Managing Director, Smiths Crisps and from 1984 to 1986 he was Managing Director of Del Monte UK. He was appointed to the Board on April 29, 2002.

     Andrew Boland, Group Finance Director. Mr. Boland joined Cordiant in 1998 and became Deputy Finance Director and Group Treasurer in 2001. After qualifying as a chartered accountant, he spent three years in the WPP corporate finance team prior to joining Cordiant. He was appointed Group Finance Director in December 2002 and joined the Board on January 1, 2003.

     Peter Schoning, Director. Mr. Schoning joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends and since 1995 he has led the agency as Chairman and Chief Executive Officer. He was appointed to the Cordiant Board in December 1997 and appointed Chairman of the Supervisory Board of Scholz & Friends A.G. in 2001.

     Non-executive Directors

     Dr. Rolf Stomberg, Senior Independent Non-executive Director. Mr. Stomberg worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of Management Consulting Group plc and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London. He was appointed to the Board in May 1998.

     Jean de Yturbe, Non-executive Director. Mr. de Yturbe joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and became Group President Bates Worldwide in December 1999. He relinquished his Bates role and was appointed Deputy President of Cordiant in March 2002. He became a Non-executive Director on 5 March 2003.

     Dudley Fishburn, Non-executive Director. Mr. Fishburn is Chairman of H.F.C. Bank plc and a director of Philip Morris Inc. He is also on the board of Beazley Group plc. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

     James Tyrrell,Non-executive Director. Mr. Tyrrell was Group Finance Director of London International Group until November 1997 and then Executive Director until August 1998. Previously, he was Group Finance Director of Abbey National Plc. Prior to joining Abbey National Plc in 1982, he served in a number of senior executive positions with Thorn-EMI plc culminating as Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

     Executive Officers

     Denise Williams joined Cordiant in March 1998 as Deputy Company Secretary. Prior to that she was Group Secretary at Jacques Vert plc from 1992 to 1998. She was appointed Company Secretary in March 2000.

     Changes in Executive Directors since December 31, 2002

     The following individuals were Executive Directors as of December 31, 2002, but ceased to be so during 2003 and, accordingly, are not listed above: Charles Scott (formerly Chairman of Cordiant), Michael Bungey (formerly Director and Chief Executive Officer of Cordiant) and Arthur D'Angelo (formerly Finance Director of Cordiant).

Re-election of Directors

     Cordiant's Articles require the Directors to retire by rotation at least once in every three-years at the Annual General Meeting, such that each Director offers himself for re-election at least once every three years. A retiring Director shall be eligible for re-election. Any Director not re-elected at the Annual General Meeting shall retain office until the Meeting appoints another person in his place, or if it does not appoint a replacement, until the end of the Meeting.

     On June 4, 2003, a nominee for funds advised by Active Value Advisors Limited served a notice on Cordiant, requesting an extraordinary general meeting of Cordiant for the purpose of voting on a number of resolutions, including the replacement of Cordiant's existing senior management team with a new management team supported by Active Value. The extraordinary general meeting has been called for July 23, 2003, immediately following the meetings that have been called to approve the scheme of arrangement. Active Value informed Cordiant that as of July 11, 2003, investment funds advised by Active Value hold 28.74% of Cordiant's issued share capital.

Corporate Governance

Statement of Compliance

     The Board is committed to high standards of corporate governance and has complied throughout the year with the provisions set out in Section 1 of the Principles of Good Governance and the Code of Best Practice ("the Combined Code") with the exception that, for the reasons outlined under "- Service Agreements," the Board continues to regard it as appropriate that certain Executive Directors have contractual arrangements in excess of one year or providing for payment on termination in certain circumstances by reference to more than one year's remuneration. Also with effect from the retirement of Professor Theodore Levitt in December 2001, and until the resignation of Ian Smith and William Whitehead on March 31, 2002, Non-executive Directors comprised less than one third of the Board. This statement describes how the principles of corporate governance set out in the Combined Code have been applied within the Group.

The Board

     The Board comprises three Executive Directors, including the Chief Executive Officer who has overall responsibility for running the Group's business, and five Non-executive members, including the Chairman who is responsible for running the Board. With the exception of Jean de Yturbe, the Board considers all Non-executive Directors to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. In accordance with the recommendations of the Combined Code, Dr Rolf Stomberg is the appointed Senior Independent Non-executive Director.

     The Board, which met on 10 occasions in 2002, manages overall control of the Group's affairs via a schedule of matters reserved for its decision. These include approval of the annual budget, major capital expenditure, significant acquisitions and disposals, risk management policies and the approval of financial statements. The Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The Board delegates certain of its responsibilities to Board committees with clearly defined authority and terms of reference. The composition and functions of these committees are described below.

The Audit Committee

     The Audit Committee comprises three non-executive Directors only and was chaired during the year by James Tyrrell. The main duties of the Audit Committee are to:

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

     The Audit Committee met on five occasions during 2002.

     The ultimate responsibility for reviewing and approving the financial statements and preliminary and interim results remains with the Board.

The Remuneration and Nominations Committee

     The principal functions of the Remuneration and Nominations Committee are to determine, on behalf of the Board and the shareholders, the Group's policy for executive remuneration and the remuneration packages of the Executive Directors and other senior executives. It also considers new appointments to the Board of Directors and makes recommendations in this respect to the Board. The Committee, which met on eight occasions in 2002, comprises four non-executive Directors only and is chaired by Dudley Fishburn.

The Risk Management Committee

     The Risk Management Committee comprises both Executive and Non-executive Directors. During the year, the Committee was chaired by Charles Scott who retired from the board on February 28, 2003. The purpose of the Committee is to assist the Directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code. The Committee is now chaired by Nigel Stapleton. The other Committee members are David Hearn, Andrew Boland and James Tyrrell. The main duties of the Risk Management Committee are to:

     o establish on behalf of the Board, a risk-based approach to maintaining a sound system of internal control which is embedded in the business processes of the Group;

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

     o undertake an annual review for the purpose of making its public statement on internal control; and

     o review and direct the risk management services function. Major risks faced by the Group are addressed as part of the regular Board meeting agendas. During the year, the Risk Management Committee met on two occasions.

Internal Controls

     The Board is responsible for the Group's system of internal control and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the year under review. The Risk Management Committee, on behalf of the Board, regularly reviews this process. The Group's management operates a risk management process that identifies the key risks facing the Group as well as the risks facing individual operating units. This is overseen by the Risk Management Committee on behalf of the Board. The processes used by the Board to review the effectiveness of the system of internal control include:

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

     o The Group has certain centralized functions that are staffed by appropriately qualified individuals who draw on external professional advice. These include finance, tax, treasury, management information services, legal, company secretarial,risk management services and investor relations.

     At the year end, before producing the statement in the consolidated financial statements filed with the U.K. Registrar of Companies ("Annual Report and Accounts"), the Board, through the Audit and Risk Management Committees, considers the following:

     o self certification received from all operating units that, inter alia, they have maintained appropriate systems of internal control during the period under review and complied with Group policies; and

     o reports from internal and external audit on any major issuesthat have occurred during the year.

Relations with Shareholders

     The Directors place a high importance on maintaining good relationships with both institutional and private investors and, via an Investor Relations department, endeavor to ensure that shareholders are kept informed of significant Group developments. Shareholders can access information on the financial statements and other up-to-date information on the Group via the Group's website at www.cordiantww.com. Information contained in the Group's website is not incorporated into, or considered part of, this Annual Report. Members of the Board meet regularly with institutional shareholders and analysts, and the Directors welcome the opportunity to meet with private investors at the Group's Annual General Meeting.

Compensation

     In 2002, the aggregate amount of compensation paid or accrued for all Directors and executive officers as a group (12 persons) who served during the year was (pound)3,953,000. Such compensation was mainly in the form of salaries and fees and included (pound)138,000 set aside for pension plans. This includes amounts paid in respect of Directors and executive officers who served for only part of 2002.

     The table below reports the Directors' remuneration for the year ended December 31, 2002:

                               Salary                           Long-term                Compensation
                                and                  Bonus      incentive    Benefits      for early
                               Fees        Bonus     as % of      plans       in kind     termination
                           (pound)'000  (pound)'000  salary    (pound)'000  (pound)'000  (pound)'000
-------------------------  -----------  ----------- --------- ------------ ------------ --------------
Executive Directors*
Charles Scott (Chairman)        200           -         -           -           25              -
Michael Bungey (CEO)            659(2)        -         -           -           80              -

Arthur d'Angelo                 324           -         -           -           16              -
Jean de Yturbe                  315           -         -           -           36              -
David Hearn(4)                  410         150        37           -           77              -
Peter Schoning                  249           -         -           -           10              -
Ian Smith(5)                     75           -         -           -           25              -
William Whitehead(6)            107           -         -           -           14            872

Non-executive Directors*
Dudley Fishburn                  33           -         -           -            -              -
Dr Rolf Stomberg                 32           -         -           -            -              -
James Tyrrell                    36           -         -           -            -              -
-------------------------  ----------- ----------- --------- ------------ ------------ --------------
TOTAL                         2,440         150         -           -          283            872
-------------------------  ----------- ----------- --------- ------------ ------------ --------------




                                              Pension         Total
                               Sub-total      Costs(1)     remuneration
                               (pound)'000   (pound)'000   (pound)'000
--------------------------     -----------   -----------   --------------
Executive Directors*
Charles Scott (Chairman)           225           32             257
Michael Bungey (CEO)               739           71(3)          810
Arthur d'Angelo                    340            9             349
Jean de Yturbe                     351           21             372
David Hearn(4)                     637            -             637
Peter Schoning                     259            -             259
Ian Smith(5)                       100            1             101
William Whitehead(6)               993            1             994

Non-executive Directors*
Dudley Fishburn                     33            -              33
Dr Rolf Stomberg                    32            -              32
James Tyrrell                       36            -              36
--------------------------     -----------   -----------   --------------
TOTAL                            3,745          135           3,880
--------------------------     -----------   -----------   --------------


-------------------
* Except as otherwise noted below, each Executive Director and Non-executive Director served for the entire 2002 calendar year. The table does not include Executive Directors and Non-executive Directors who commenced serving in 2003.
(1) The amounts for pension costs disclosed in the Executive Directors' remuneration are based on the cash cost to the employing company of defined contribution schemes. Apart from the six Directors noted above, no other Director accrued pension entitlements during 2002.
(2) Mr. Bungey's salary includes an amount of (pound)9,846 paid under a tax equalisation scheme in respect of tax paid on his remuneration under U.S. tax law.
(3) Mr. Bungey's pension costs include a special payment of (pound)29,133 in respect of benefits due under the Cordiant Group Pension Scheme.

(4) Mr. Hearn was appointed to the Board on April 29, 2002. In addition to the costs in the above analysis, in connection with Mr. Hearn's appointment, the Group paid certain one-off costs totalling (pound)109,000 relating to Mr. Hearn's and his family's relocation from Australia to the United States.

(5) Mr. Smith and Mr. Whitehead ceased to be directors with effect from March 31, 2002. The figures set out above reflect their salary and benefits until that date. Mr. Smith continued as an employee of Cordiant until the sale of The Communications Group and received salary and benefits accordingly. Mr. Whitehead subsequently received compensation totalling $1,308,214 ((pound)872,000) in connection with the termination of his employment.

Executive Directors and Executive Officer

     The basic salary for each Executive Director is determined by taking into account the Director's experience, responsibilities and market value. Salaries are reviewed annually. The compensation for Executive Directors for 2002 was approved by the Remuneration and Nominations Committee.

     In addition to salary, all Executive Directors and Executive Officers are eligible for an annual non-pensionable performance-related bonus. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration is aligned to the Group's performance. The bonus entitlement of each Executive Directors and Executive Officers is as follows:

     Mr. Hearn. Mr. Hearn is entitled to a bonus equivalent to up to 70 percent of his annual salary payable upon satisfaction of performance targets set by the Remuneration and Nominations Committee. If performance targets are exceeded in any year, Mr. Hearn is entitled to a further bonus calculated by reference to a bonus grid approved by the Remuneration and Nominations Committee for that year (which, together, with the Target Bonus may not exceed 100 per cent of Mr. Hearn's salary for any given year). If performance targets for any year are not met, Mr. Hearn is entitled to receive his proportion of his bonus as is set out in the bonus grid for that particular year.

     Performance criteria have been set by the Remuneration Committee in respect of the year ending December 31, 2003 as advised to Mr. Hearn in a letter dated June 4, 2003, which describes payment of the a bonus on the earlier of February 1, 2004 and two months after a change of control. These are a direct replacement of the bonus arrangements put in place in March 2003 for Mr. Hearn; the Remuneration Committee considered it necessary to make the changes reflected in the letter of June 4, 2003 in the light of the changed circumstances of the Group. The bonus is forfeited if Mr. Hearn leaves Bates USA of his own volition before the earlier of February 1, 2004 or within two months of a change of control. The bonus is calculated according to "recovery of value" criteria and is payable as follows (up to a maximum bonus of 100 percent of Mr. Hearn's base salary):

     (i) 50 percent of salary if a major recapitalization of the Group occurs, such that it could issue a clean working capital statement for the purposes of the U.K. Listing Authority Rules. This includes (A) any repayment or waiver of debt owed to the lenders, whether or not in consideration of the issue of Cordiant shares; and (B) the issue of new Cordiant shares for cash; and

     (ii) 2 percent of salary for each (pound)10 million of "recovery of value" up to (pound)150 million and 6.4 percent of salary for each (pound)10 million of "recovery of value" over (pound)150 million, with "recovery of value" being defined as the aggregate of pre-tax proceeds (net of deal costs) from any share or business disposals including the Zenith Optimedia put and pre-tax proceeds (net of deal costs) for any sale of the whole Cordiant enterprise (shares or business ) other than by way of transaction as described in paragraph (i) above.

     For severance purposes Mr. Hearn's target bonus under his employment contract is 70 percent of base salary.

     Pursuant to a letter dated June 19, 2003, from WPP to Mr. Hearn, in consideration for Mr. Hearn continuing to work for Bates USA for a period of three months after the effective date of the scheme of arrangement and assisting with any handover to another executive, WPP has agreed to procure the termination of Mr. Hearn's employment at the end of that period, the payment to Mr. Hearn of the sum to which he is entitled under his existing service agreement with Bates USA on termination following a change of control (comprising (pound)548,000 pursuant to the 2003 bonus performance criteria described above plus (pound)1,427,000 pursuant to the change of control severance provisions described above) and the payment of rent on Mr. Hearn's New York property, in accordance with the agreements described above. Following the effective date of the scheme of arrangement, WPP will also pay (pound)1,000 by way of contribution to Mr. Hearn's legal costs in connection with his termination arrangements. Similar provisions apply in the event that WPP acquires substantially all the businesses and assets of Cordiant other than pursuant to the scheme of arrangement.

     Mr. Boland. Mr. Boland is entitled to participate in an annual discretionary bonus arrangements based on performance targets set by the Remuneration Committee. Performance criteria have been set by the Remuneration Committee in respect of the year ending December 31, 2003, as advised to Mr. Boland in a letter dated June 4, 2003, which describes payment of the a bonus on the earlier of February 1, 2004 and two months after a change of control. The bonus is forfeited if Mr. Boland leaves Cordiant of his own volition before the earlier of February 1, 2004 or within two months of a change of control. The bonus is calculated according to "recovery of value" criteria and is payable as follows (up to a maximum bonus of 75 per cent of Mr. Boland's base salary):

     (i) 40 percent of salary if a major recapitalization of the Group occurs, such that it could issue a clean working capital statement for the purposes of the U.K. Listing Authority Rules. This includes (A) any repayment or waiver of debt owed to the lenders, whether or not in consideration of the issue of Cordiant shares; and (B) the issue of new Cordiant shares for cash; and

     (ii) 1.5 percent of salary for each (pound)10 million of "recovery of value" up to (pound)150 million and 4.3 percent of salary for each (pound)10 million of "recovery of value" over (pound)150 million, with "recovery of value" being defined as the aggregate of pre-tax proceeds (net of deal costs) from any share or business disposals including the Zenith Optimedia put and pre-tax proceeds (net of deal costs) for any sale of the whole Cordiant enterprise (shares or business ) other than by way of transaction as described in paragraph (i) above.

     For severance purposes Mr. Boland's target bonus under his employment contract is 55 percent of base salary.

     Pursuant to a letter dated June 19, 2003, from WPP to Mr. Boland, in consideration for Mr. Boland continuing to work for Cordiant for a period of three months after the effective date of the scheme of arrangement and assisting with any handover to another executive, WPP has agreed to procure the termination of Mr. Boland's employment at the end of that period and the payment to Mr. Boland of the sum to which he is entitled under his existing service agreement with Cordiant on termination following a change of control (comprising (pound)175,000 pursuant to the 2003 bonus performance criteria described above plus (pound)641,000 pursuant to the change of control severance provisions described above). Following the effective date of the scheme of arrangement, WPP will also pay (pound)1,000 by way of contribution to Mr. Boland's legal costs in connection with his termination arrangements. Similar provisions apply in the event that WPP acquires substantially all the businesses and assets of Cordiant other than pursuant to the Scheme.

     Mr. Schoning. Mr Schoning relinquished his entitlement to a bonus based on the performance of Scholz & Friends A.G. with effect from 2001 in exchange for an option over 214,599 shares in Scholz & Friends A.G. The option was exercisable on payment of DM1.0 and subject to the shares having a market value of more than Euro 1.0 per share on the option exercise date. Mr. Schoning waived his rights under the option agreement on completion of the disposal of Scholz & Friends A.G.

     Miss. Williams. Miss Williams participates in a discretionary bonus scheme based on the performance of Cordiant.

     The Group operates pension and retirement benefit schemes for its employees in a number of countries. The Executive Directors and Executive Officer are eligible to participate in the Group's pension arrangements operating in the jurisdiction in which they work. For all Executive Directors and Executive Officers only basic salary is pensionable and no Director participates in a defined benefit scheme.

Non-executive Directors

     The Board (excluding the relevant Director in each case) determines the remuneration of the Non-executive Directors for their services as members of the Board and its Committees in accordance with Cordiant's Articles of Association. The Board retains discretion to approve additional payments for special services.

     The Non-executive Directors do not participate in any of the incentive or benefit schemes of the Group with the exception of Mr. de Yturbe, who retains an interest in options granted in connection with his former executive contract.

     Mr Stapleton's appointment agreement provides for an annual salary of (pound)200,000 per annum (inclusive of Non-executive Director's fees) and may be terminated at any time on 12 months' notice. Mr. Stapleton's appointment has been varied by a letter dated May 30, 2003, pursuant to which Cordiant has agreed to pay him a daily rate of (pound)2,000 (subject to deductions of tax and national insurance contributions) for each additional day worked above two days per week on average during that month. This arrangement became effective on March 1, 2003.

     In addition to his letter of appointment as a Non-executive Director, Mr. de Yturbe has a commission agreement pursuant to which he will receive commission in the event that any member of the Group is awarded new business primarily or materially through his efforts. Under the agreement, he will receive up to 5% of the revenue generated by such new business during the 12 consecutive calendar months.

Service Agreements

     It is Cordiant's general policy that no Executive Director should have a service agreement containing a notice period exceeding one year. Details of the service agreements of current Executive Directors and those who served during 2002 are included in the table below:

   Executive Director      Date of                 Notice        Provision for
                          Agreement                Period       Compensation(1)
--------------------------------------------------------------------------------
Andrew Boland            January 2003              12 months     18 months
David Hearn (2)          March 2002                12 months     18 months
Peter Schoning(3)        June 2000-October 2001    12 months     18 months
Jean de Yturbe(4)        July 2002-December 2002   12 months     18 months
Charles Scott*           February 1999             12 months     24 months
Ian Smith*               March 1998                12 months     18 months
William Whitehead*       September 1997            12 months     18 months
Michael Bungey*          September 1997            12 months     24 months
Arthur D'Angelo*         September 1997            12 months     24 months

-------------------
*    Resigned during 2002 or subsequently.
(1) Compensation is payable in the event of termination of the Executive Director's employment within two years of a change of control.
(2)  Notice not to be served before April 29, 2004.
(3) Mr. Schoning's agreements with Network Atlas GmbH and Fitch Worldwide Limited have been terminated but Mr. Schoning remains a director of Cordiant.
(4) Mr. de Yturbe relinquished his executive duties and was subsequently appointed as a Non-executive Director under a letter of appointment dated March 20, 2003.

     Non-executive Directors do not have a service agreement, but are engaged under a letter of appointment. Details of the letter of appointment of the Non-executive Directors are included in the table below:

 Non-executive Director   Date of Agreement              Term
------------------------------------------------------------------------------
Nigel Stapleton(1)        January 2003                   --
Jean de Yturbe(2)         March 2003         One year from March 5, 2003
Dudley Fishburn           January 2001       Three years from December 15, 2000
Dr Rolf Stomberg          March 2001         Three years from May 1, 2001
James Tyrrell             March 2001         Three years from May 1, 2001

-------------------
(1) Mr. Stapleton was appointed pursuant to an Appointment Agreement dated January 25, 2003. Unlike other Non-executive Directors, Mr. Stapleton is entitled to 12 months notice of termination of this appointment.
(2) Mr. de Yturbe relinquished his executive duties and was subsequently appointed as a Non-executive Director under a letter of appointment dated March 20, 2003.

     Cordiant continues to believe that the notice periods and termination arrangements are appropriate for the Executive Directors given their seniority and value to Cordiant and the changes undergone by the Group in recent years. Given that Mr. Hearn and his family moved from Australia to the United States, the Committee considered it reasonable for the Group to make a longer initial contractual commitment in order to ensure that he felt able to relocate. Also, service contracts provided for severance terms in excess of 12 months are common in the United States. Cordiant believes that the contract arrangements facilitate the relocation of a key executive and his deployment in the most effective manner for the benefit of the Group.

     The arrangements for termination of a senior executive's contract are decided by the Committee following consultation with the Chief Executive Officer. In some cases, the Remuneration and Nominations Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contract. In other cases, the Remuneration and Nominations Committee may recommend that the contractual entitlement of the individual be paid in instalments following termination.

Share Ownership

     The following table lists, as of July 11, 2003, the Executive and Non-executive Directors', and Officer's, interests in Cordiant ordinary shares, ordinary share options and equity participation rights:

                              Beneficially Owned     Ordinary Share     Equity Participation
                                Ordinary Shares          Options                Rights
---------------------------------------------------------------------------------------------
Executive Directors
Nigel Stapleton                         -                        -                       -
David Hearn                             -                  166,667                 250,000
Andrew Boland                           -                  100,000                       -
Peter Schoning                    358,110                   55,000                  50,000
Non-executive Directors
Dr. Rolf Stomberg                       -                        -                       -
Jean de Yturbe                    298,184                  215,996                 140,000
Dudley Fishburn                         -                        -                       -
James Tyrrell                           -                        -                       -
Executive Officer
Denise Williams                     2,600                   20,000                       -

Executive Share Option Scheme

     Options granted to participants who are not Directors of Cordiant will only be exercisable if the annual percentage growth in Cordiant's earnings per share
(EPS) over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3%, and (b) 5% per annum. The options will only be exercisable in full if Cordiant's EPS growth exceeds 20% per annum.

     Seventy-five percent of options granted to individual Directors are exercisable in accordance with the above EPS target. The remaining 25% are exercisable based on the total shareholder return (TSR) performance of Cordiant measured against a comparator group initially comprising the following companies from the advertising and media sector - Grey Advertising, Havas Advertising, Interpublic, Omnicom, Publicis, True North Communications, WPP, Aegis, Taylor Nelson Sofres, GWR, Scoot.Com, BskyB, Capital Radio, Carlton Communications, Chime, EMI, Incepta, Maiden, Pearson, Reed International, Tempus, United Business Media, Future Network and Scottish Media. If Cordiant's performance places it in the top quartile among that group of companies, all of the latter part of the option will be exercisable. If Cordiant's performance places it below the median, that part of the option is not exercisable at all.

Equity Participation Plan

     Participants are eligible to receive shares if Cordiant's EPS growth is higher than the annual increase in the UK Retail Price Index plus 2% over a fixed three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares to a maximum of eight times the number of shares that could have been acquired with the original investment, can be issued on a pro-rata basis depending on EPS performance. To achieve maximum allocation requires EPS growth of 25% compound per annum. Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

     Awards to Cordiant's Directors vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return
(TSR) compared to a group of major publicly quoted advertising groups initially comprising of GGT Group, Grey Advertising, Havas, Omnicom, Publicis, Saatchi & Saatchi, Interpublic, True North Communications and WPP.

Performance Share Option Scheme

     Participants are eligible to exercise their options dependant on the performance of the Group over a three year period. If EPS growth is higher than the UK Retail Price Index plus 2%, participants may exercise options on a pro-rata basis depending on EPS performance. Full exercise requires EPS growth of 25% compound per annum over three years. One half of the eligible options become exercisable after three years and the remainder one year later.

Other Schemes

     Under the 1995 Performance Share Option Scheme and the Demerger Performance Share Option Scheme, ordinary options are exercisable only if, over any three year period from the date of grant, there is an increase in the EPS of Cordiant of 6% more than the increase in the UK Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in EPS from the date of grant has been sufficient to place the Group in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

     The Zenith Executive Incentive Plan was set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant shares and, if necessary, cash. Actual entitlement was determined by measuring the growth in Zenith's operating profit over a three year period.

Employee Benefits Plans

     Cordiant employees are members of a number of pension schemes throughout the world, but principally in the UK and the US. Cordiant currently operates two principal UK pension schemes: a defined benefits scheme (the Cordiant Group Pension Scheme) and a defined contribution scheme (the Cordiant Group Money Purchase Plan).

     Employees of Zenith continued their membership in both schemes during 2002 pursuant to U.K. Inland Revenue approval.

     As of July 11, 2003, the number of Cordiant ordinary shares subject to options granted to the Directors and executive officers of Cordiant was 997,663.

     The table below describes the various share options awarded to the Directors and Executive Officers of Cordiant as of July 11, 2003:

                                           Exercise Price          Number of
                      Date of Grant           (pence)          Underlying Shares        Exercise Period
----------------------------------------------------------------------------------------------------------

David Hearn             20/09/02                50                 166,667                 Sep 05-Sep 12
                        20/09/02                50                 250,000                 Sep 05-Sep 12

Andrew Boland           20/09/02                50                 100,000                 Sep 05-Sep 12

Jean de Yturbe         03/05/1995               73                  40,498                 May 98-May 05
                       11/08/1995               95                  40,498                 Aug 98-Aug 05
                       19/04/1996              130                  45,000                 Apr 99-Apr 06
                       23/04/1997              132                  45,000                 Apr 00-Apr 07
                       23/04/1997              132                  45,000                 Apr 02-Apr 07
                       25/06/2001              198                 140,000                 Jun 04-Jun 11

Peter Schoning         23/04/1997               132                 27,500                 Apr 00-Apr 07
                       23/04/1997               132                 27,500                 Apr 02-Apr 07
                       25/06/2001               198                 50,000                 Jun 04-Jun 11

Denise Williams        23/04/2002                78                 20,000                 Apr 05-Apr-12

     Mr. Schoning exercised options over a total of 298,184 shares on October 14, 2002, which based on a market value of 33.5p on that day, gave rise to a gain of (pound)22,008. On November 5, 2002, Mr. de Yturbe exercised options over 298,184 shares, which based on a market value of 37.5p on that day, gave rise to a gain of (pound)33,935. Both Messrs. Schoning and de Yturbe retained the resulting shares.

     Certain options held by Messrs. Bungey and Scott lapsed underwater ten years after the date of grant. Other options held by Mr. Scott lapsed underwater seven years after the date of grant. Mr. Whitehead surrendered 175,000 discounted options on termination of his employment in May 2002.

     Other than as disclosed above, no options were granted to, or exercised by, serving Directors during the year, and no options lapsed during the year in respect of such Directors. All exercise prices for the share option schemes have been rounded to the nearest penny.

     During the year, Cordiant's ordinary shares traded on the London Stock Exchange opening at 94.5p, with a high of 110.5p and a low of 31.0p during the year, closing at 33.0p on December 31, 2002.

Employees and Labor Relations

     As of December 31, 2002, Cordiant had approximately 8,603 employees worldwide. The following table sets forth the average number of employees by geographical region and segment during for each year ended December 31, 2002, 2001 and 2000.

                                                  2002         2001       2000
                                                  ----         ----       ----

United Kingdom                                    1,621        1,720     1,271
North America                                     1,492        2,016     1,491
Continental Europe                                2,478        2,486     2,286
Asia Pacific and Latin America                    3,012        3,198     2,712
                                               ---------------------------------
Average number of employees of the Group          8,603        9,420     7,760


                                                  2002         2001       2000
                                                  ----         ----       ----

Advertising and Integrated Marketing              7,322        7,932     6,658
Specialist Communications                         1,281        1,488     1,102
                                               ---------------------------------
Average number of employees of the Group          8,603        9,420     7,760


     The success of Cordiant's business, like that of all other communication groups, depends largely on the skill and creativity of their personnel and their relationships and clients.


Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     The Company is not owned or controlled by any government or by any other corporation.

     There are three holders of 5 percent or more of the issued Ordinary Share capital of Cordiant as of July 11, 2003:

--------------------------------------------------------------------------------
Name                                 Ordinary Share Capital     Percentage Held
--------------------------------------------------------------------------------
UK Active Value Fund                       99,888,099               28.74
--------------------------------------------------------------------------------
Nahed Ojjeh                                42,170,000               10.06
--------------------------------------------------------------------------------
Artemis Investment Management Ltd.         36,110,500                8.63
--------------------------------------------------------------------------------

     Cordiant believes that, as of July 11, 2003, 4.80 percent of the outstanding Cordiant ordinary shares, which are represented by 4,018,378 American Depositary Shares, were held in the United States by approximately 629 record holders and 6.31 percent of the Cordiant ordinary shares were held in the United States by approximately 17 record holders. Cordiant estimates that, as of July 11, 2003, an additional 0.90 percent of Cordiant ordinary shares are owned beneficially by U.S. persons giving an aggregate U.S. holding of 12.01 percent.

     There have been significant changes in Cordiant's major shareholders during the past three years. All of the above shareholders have built up their investments since mid-2002.


Related Party Transactions

     During the first six months of 2003, the Group entered into a First Debt Transfer Agreement, dated June 19, 2003, a Scheme Transaction Agreement, dated June 19, 2003 and a Second Debt Transfer Agreement, dated June 26, 2003, each with WPP or its affiliates. WPP does not currently hold more than 10% of the voting power of the Group; however, WPP is the Group's primary lender and, by reason of the Group's financial position, may be deemed to exert significant influence over the Group. See "Item 3. Key Information-Risk Factors," "Item 4. Information on the Company-Recent Developments" and "Item 10. Additional Information-Material Contracts."

     On June 30, 2003, Cordiant disposed of its principal Australian businesses, The Communications Group. Pursuant to the transaction, The Communications Group was acquired by The Communications Group

Holdings, a new corporate entity, owned 15 percent by The Communications Group management. Ian Smith, a former director of Cordiant, heads The Communications Group management team. See "Item 4 Information on the Company-Recent Developments-Disposals."

     On July 11, 2003, Cordiant disposed of its 77.3 percent interest in Scholz & Friends A.G. Pursuant to the transaction, Scholz & Friends A.G. was acquired by a new corporate entity owned by Electra European Fund LP and Scholz & Friends A.G.'s management. Peter Schoning, a director of Cordiant, had an option to purchase 1 percent of the equity of Scholz & Friends A.G. held by Cordiant. In additional, Mr. Schoning is a member of the Supervisory Board of Scholz & Friends A.G. See "Item 4 Information on the Company-Recent Developments-Disposals."

     Cordiant has entered into service agreements with each of its Executive Directors and Executive Officer, and letters of appointment with each of its Non-executive Directors. Please see "Item 6. Directors, Senior Management and Employees - Compensation" for information regarding each such agreement. Each service agreement and letter of appointment is filed as Exhibits 4.18 through
4.27 to this Annual Report. As of the date of this annual report, Cordiant does not have any loans outstanding to Directors or Executive Officers and has not granted any guarantees or other security in their favor. Furthermore, other than as described above, there are no interests of Directors or Executive Officers in transactions effected by the Group which are or were unusual in their nature or conditions or are or were not on terms we consider to be at arm's length.

Item 8. Financial Information.

Consolidated Financial Statements

     See "Item 18. Financial Statements."

Legal Proceedings

     No company in the Group is, nor has it been, involved in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this report, a significant effect on the Group's financial position, nor is Cordiant aware of any such proceedings pending by or against any company in the Group.

Dividend Policy

     Dividends recommended by Cordiant's Board in respect of a particular fiscal year are paid in the following fiscal year if approved by Cordiant's shareholders. Under UK company law, the ability to pay a dividend is dependent on whether Cordiant has distributable reserves. At December 31, 2002, Cordiant had no distributable reserves. The Board of Directors makes dividend determinations taking into account the Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any. Consideration is given to the declaration of foreign income dividends, if appropriate.

     Under the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement, prior to May 15, 2003, the Group was permitted to pay annual (but not interim) dividends out of its available excess cash flow in respect of any fiscal year after December 31, 2001, provided that it satisfied certain financial conditions, particularly with respect to debt ratios, and provided that there were no events of default under those agreements. On May 15, 2003, the Group and certain of its subsidiaries entered into an the Interim Support Agreement with its senior bank lenders and noteholders, among others. The Interim Support Agreement amended the provisions of the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement prohibiting Cordiant from paying dividends.

Significant Changes

     Acquisitions

     The material acquisitions that Cordiant has made in the period from December 31, 2001 to June 30, 2003 are described in "Item 4. Information on the Company--Acquisitions and Dispositions."

     Current Trading

     The performance of the Group in 2003 is discussed in "Item 5. Operating and Financial Review and Prospects--Current Trading and Prospects."

     Financing

     See Item 4. "Information on the Company--Recent Developments" and Item 10. "Additional Information--Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement" and "--Interim Support Agreement."


Item 9. The Offer and Listing.

     Currently, Cordiant ordinary shares are quoted on the London Stock Exchange. On June 19, 2003, a circular was issued to shareholders informing them of Cordiant's intention to cancel the listing of Cordiant shares, as a result of which shares will cease to be traded on the London Stock Exchange. The last day for dealings in Cordiant shares is expected to be July 15, 2003. The table below sets forth, for the quarters indicated, the reported high and low middle market quotations for the Cordiant ordinary shares on the London Stock Exchange based on its Daily Official List. Such quotations have been translated in each case into US dollars at the New York noon buying rate on each of the respective dates of such quotations.

                                                Pence Per                Translated into
                                             Ordinary Share                 US Dollars
                                             --------------                 ----------
                                          High              Low       High              Low
                                          ----              ---       ----              ---
Annual highs and lows
1998                                      136.0             88.5       2.27             1.46
1999                                      301.5            107.0       4.89             1.77
2000                                      406.0            230.5       6.46             3.40
2001                                      293.5             54.5       4.38             0.81
2002                                      115.0             29.5       1.66             0.46

Quarterly highs and lows
2001     First Quarter                    293.5            240.0       4.38             3.43
         Second Quarter                   273.5            177.5       4.44             2.50
         Third Quarter                    192.5             60.0       2.75             3.43
         Fourth Quarter                   122.0             54.5       1.72             2.50

2002     First Quarter                    115.0             62.0       1.66             0.88
         Second Quarter                   103.0             76.5       1.49             1.16
         Third Quarter                     82.5             38.5       1.28             0.60
         Fourth Quarter                    46.5             29.5       0.74             0.46

2003     First Quarter                     35.0             23.5       0.56             0.39
         Second Quarter                    27.5              2.7       0.44             0.04
         Third Quarter                      3.9              2.4       0.06             0.04
         (through July 11, 2003)



                                                Pence Per                Translated into
                                             Ordinary Share                 US Dollars
                                             --------------              ----------------
                                          High              Low       High              Low
                                          ----              ---       ----              ---
Monthly highs and lows
2002     December                          40.5             31.5       0.64             0.50

2003     January                           35.0             23.5       0.56             0.39
         February                          29.5             25.0       0.46             0.41
         March                             29.5             23.5       0.46             0.37
         April                             27.5              7.5       0.44             0.12
         May                               14.0              5.5       0.22             0.09
         June                               7.8              2.7       0.13             0.04
         July (through July 11, 2003)       3.9              2.4       0.06             0.04


     Until June 25, 2003, Cordiant ordinary shares traded in the United States on the New York Stock Exchange in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts. Each ADS represents five Cordiant ordinary shares. The depositary for the ADSs is The Bank of New York. On June 25, 2003, Cordiant ADSs were suspended from trading on the New York Stock Exchange and an application for delisting is pending with the Securities and Exchange Commission. The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange-Composite Transactions.

                                                      US dollars per
                                                           ADS
                                                           ---
                                                   High             Low
                                                   ----             ---
Annual highs and lows
1998                                                12 1/4           7
1999                                                24 1/2           9 1/4
2000                                                32 3/8          17 1/8
2001                                                21 1/5           4 1/6
2002                                                 8 2/5           2

Quarterly highs and lows
2001
      First Quarter                                 21 1/5          18 1/5
      Second Quarter                                19 4/9          12 6/7
      Third Quarter                                 13 3/4           5
      Fourth Quarter                                 8 2/5           4 3/5

2002
      First Quarter                                  8 2/5           4 1/6
      Second Quarter                                 7 5/8           5 5/7
      Third Quarter                                  6 3/8           3 1/3
      Fourth Quarter                                 3 2/3           2

2003
      First Quarter                                  2 3/4           1 8/9
      Second Quarter                                 2 1/4             1/4
      Third Quarter (through July 13, 2003)            2/7             1/10

                                                      US dollars per
                                                           ADS
                                                           ---
                                                      High            Low
                                                      ----            ---
Monthly highs and lows
2002 December                                         3 1/7           2 1/2
2003 January                                          2 3/4           2 1/9
           February                                   2 1/4           2
           March                                      2 1/7           1 8/9
           April                                      2 1/4           2/3
           May                                        1               1/2
           June                                       5/8             1/4
           July (through July 13, 2003)               2/7             1/10

Item 10. Additional Information.

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

     Loan Agreement

     On July 4, 2000, Cordiant entered into a Loan Agreement (the "Loan Agreement") pursuant to which certain banks (the "Bank Lenders") led by The Bank of New York and HSBC Investment Bank plc, as arrangers, agreed to advance to Cordiant and certain of its subsidiaries loan facilities (the "Bank Facility") of up to $400 million to be used for the purposes of re-financing existing facilities, other general corporate purposes and paying costs and expenses incurred in connection with the acquisition of Lighthouse Global Network, Inc. described below. The Loan Agreement provided for committed credit facilities at a rate of between 0.7 to 1.25 percent over LIBOR, depending upon the Group's ability to achieve certain financial ratios. Of these facilities, $225 million are available until November 8, 2004, and the remaining $175 million of the loan facilities were initially available until November 7, 2000, which was extended at Cordiant's option to November 7, 2001. The $175 million loan facility was subsequently repaid and canceled in April 2001 using the proceeds of Cordiant's private placement of 7.61% notes described below.

     Note Purchase Agreement

     On April 5, 2001, pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") the Group issued $175.0 million ((pound)119.9 million) of 7.61 percent guaranteed senior notes (the "Notes") in a private placement to institutional investors (the "Noteholders"). The proceeds of the private placement were used to repay and cancel $175 million outstanding under the Loan Agreement dated July 4, 2002, described above.

     Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement

     On April 19, 2002, Cordiant and the Bank Lenders and Noteholders completed the re-negotiation of certain terms of the Loan Agreement and the Note Purchase Agreement. Each agreement was amended and restated and is referred to below separately as the "Amended and Restated Loan Agreement" and the "Amended and Restated Note Purchase Agreement, and together as the "Credit Agreements."

     The annual coupon payable on the Notes was increased to 9.25 percent from
7.61 percent. The maximum amount of the Bank Facility provided under the Amended and Restated Loan Agreement was restated at approximately (pound)155.9 million and the annual interest payable on advances thereunder was increased to 3.25 percent over LIBOR (or, in the case of euro advances, EURIBOR). Other fees are payable, the aggregate level of which is dependent on the Group's financial performance.

     The Bank Facility is repayable in November 2004. The Notes are repayable in installments between April 2007 and April 2011. Further, the Noteholders have the right to require prepayment of the Notes in November 2004 (or upon any refinancing in full of the Bank Facility, if earlier), with an additional "make-whole" payment, unless certain financial tests are met by Group prior to that date. Net proceeds of permitted disposals are to be applied in prepayment of the Bank Facility and Notes. Similar mandatory prepayment provisions apply to the proceeds of rights issues and equity raisings. The make-whole payment is calculated in accordance with the detailed provisions in the Amended and Restated Note Purchase Agreement based on a discounted calculation of interest payable on the prepaid debt at the applicable coupon rate as against the available market rate at the time of U.S. Treasury Stock plus a margin of 0.5 percent.

     The Bank Facility and Notes are secured by guarantees from Cordiant and a number of its subsidiaries, general debentures over assets of Cordiant and a number of its U.K. subsidiaries, a Dutch pledge over certain bank accounts of Cordiant Finance BV, and pledges of shares in certain subsidiaries.

     The Credit Agreements include certain financial covenants, tested at least quarterly, which are required to be satisfied by the Group. These covenants include the requirement that the Group not exceed certain ratios for net interest cover, leverage and not breach certain limits in respect of capital expenditure and minimum net worth. The Credit Agreements also include a number of affirmative and negative covenants, including, but not limited to, restrictions on dividends, acquisitions, disposals, and other borrowings, guarantees and encumbrances. The Restructuring Deed implementing the above amendments, the Amended and Restated Loan Agreement, and the Amended and Restated Note Purchase Agreement have been filed as Exhibits 4.1, 4.2 and 4.3, respectively, to this Annual Report.

     Interim Support Agreement

     On May 15, 2003, Cordiant, certain of its subsidiaries, the lenders and HSBC Bank plc, as Agent, the Security Trustee and the Common Security Trustee, entered into an Interim Support Agreement. Under the Interim Support Agreement, the lenders waived until July 15, 2003, various specified breaches of the Amended and Restated Loan Agreement and Amended and Restated Note Purchase Agreement which would otherwise have prevented the Group from having access to its committed undrawn facilities under the Amended and Restated Loan Agreement during that period. Access to these funds until July 15, 2003, however remains subject to certain conditions, including no new event of default occurring under the Amended and Restated Loan Agreement, the Amended and Restated Note Agreement and the Interim Support Agreement.

     The Interim Support Agreement also amends certain provisions of both the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement to clarify the terms of payment of certain fees under the Loan Agreement, further restricts the payment of dividends the making of acquisitions and conforms certain events of default under both the Amended and Restated Loan Agreement and the Amended and Restated Note Purchase Agreement. The Group also provides certain undertakings to the lenders relating, for example, to the provision of additional financial and certain other information, limitations on the capital expenditure of the Group for the period to July 15, 2003, and as to continuing to pursue actively the disposal program and other strategic options for the Group. The Interim Support Agreement was adopted by WPP in connection with the First Debt Transfer Agreement described below. The Interim Support Agreement has been filed as Exhibit 4.7 to this Annual Report.

     First Debt Transfer Agreement

     Pursuant to a Debt Transfer Agreement, dated June 19, 2003, (the "First Debt Transfer Agreement"), WPP No. 2337 Limited, an affiliate of WPP, acquired all of the debt (the "Debt") owing by the Group to certain Bank Lenders and Noteholders under the Credit Agreements. The consideration for the transfer was the aggregate of the principal debt owing to those Bank Lenders and Noteholders as at June 20, 2003 (the "Completion Date") under the Credit Agreements, together with the amount of accrued interest owing as of the closing date. In addition, the WPP No. 2337 Limited agreed to pay (i) any amounts owing as at closing to any lender under the coordinating committee engagement letters dated May 15, 2003 and (ii) (pound)250,000 in respect of certain other fees owing to the transferring Noteholders.

     On the closing date (i) the aggregate of the principal debt and accrued interest owing to the Bank Lenders and Noteholders under the Credit Agreements was (pound)176,958,059.02 and (ii) the aggregate amount due under the co-ordinating committee engagement letters was (pound)362,350. On the closing date, with the exception of the original overdraft bank which continued to make available the overdraft facility, WPP No. 2337 Limited assumed all of the rights and obligations of the Bank Lenders and the Noteholders in respect of the Debt and the Bank Lenders and the Noteholders were released from those obligations and ceased to have any of those rights.

     Under the First Debt Transfer Agreement, WPP (i) guarantees to each Bank Lender and Noteholder punctual performance by WPP No. 2337 Limited of its obligations; (ii) undertakes to pay, as if it were the principal obligor, any amount which the WPP No. 2337 Limited fails to pay when due; and (iii) undertakes to indemnify each Bank Lender and Noteholder against any loss suffered by the Bank Lenders and Noteholders if any of the guaranteed obligations becomes unenforceable, invalid or illegal.

     The First Debt Transfer Agreement has been filed as Exhibit 4.4 to this Annual Report.

     Scheme Transaction Agreement

     Pursuant to a Scheme Transaction Agreement, dated June 19, 2003 (the "Scheme Transaction Agreement"), WPP and Cordiant agree to use all reasonable endeavors, so far as they are each able, to complete the acquisition of Cordiant by WPP on the terms and subject to the conditions set forth in the scheme of arrangement and to give effect to the matters specified in, and to act in accordance with, the announcement of the scheme of arrangement and the circular issued to shareholders on June 19, 2003, in order that the effective date of the scheme of arrangement be no later than August 31, 2003. Cordiant undertakes that the Cordiant's Directors (subject to their fiduciary duties) will recommend the acquisition and the scheme of arrangement to Cordiant's shareholders.

     WPP further undertakes to procure that all amounts payable under the terms of the employee retention arrangements of the Group are duly paid as and when due, and to maintain, for a period of 6 years after the effective date of the scheme of arrangement, for the benefit of Cordiant's current directors and officers who are entitled to such cover, directors' and officers' insurance cover in respect of acts or omissions prior to the effective date, such cover to be no less favorable than that provided under Cordiant's existing group policy.

     The Scheme Transaction Agreement may be terminated by either party at any time prior to the time the Scheme becomes effective if (i) the board of Cordiant determines not to give, or to withdraw or modify, its recommendation of the acquisition, (ii) the scheme of arrangement is not approved by the U.K. High Court or the Extraordinary General Meeting of shareholders or if the U.K. High Court does not sanction the Scheme, (iii) any of the conditions to the scheme of arrangement are incapable of satisfaction on or before August 31, 2003, or (iv) the parties so agree in writing.

     The Scheme Transaction Agreement has been filed as Exhibit 4.5 to this Annual Report.

     Second Debt Transfer Agreement

     Pursuant to a Debt Transfer Agreement, dated June 26, 2003, (the "Second Debt Transfer Agreement"), WPP No. 2337 Limited, an affiliate of WPP, acquired the balance of the Debt owing by the Group to the Bank Lenders and Noteholders under the Credit Agreements. The consideration for the acquisition of such debt was approximately (pound)90 million. This amount included accrued interest costs, make-whole and certain other payments of approximately (pound)11 million in aggregate.

     WPP No. 2337 Limited assumed all of the rights and obligations of the transferring Bank Lenders and Noteholders in respect of the Debt acquired and the transferring Bank Lenders and Noteholders were released from those obligations and cease to have any of those rights. Under the Second Debt Transfer Agreement, WPP (i) guarantees to each Bank Lender and Noteholder punctual performance by WPP No. 2337 Limited of its obligations; (ii) undertakes to pay, as if it were the principal obligor, any amount which the WPP No. 2337 Limited fails to pay when due; and (iii) undertakes to indemnify each Bank Lender and Noteholder against any loss suffered by the Bank Lenders and Noteholders if any of the guaranteed obligations becomes unenforceable, invalid or illegal.

     The Second Debt Transfer Agreement has been filed as Exhibit 4.6 to this Annual Report.

     Consolidation with Zenith Optimedia Group Limited

     In July 2001, Publicis Groupe S.A. and Cordiant entered into a definitive agreement to consolidate certain of their media communications operations into Zenith Optimedia Group Limited, of which Publicis Groupe S.A. would own a 75 percent stake and Cordiant would own a 25 percent stake. The legal transfer was completed in October 2001 whereby Cordiant transferred shares of Zenith Media Worldwide and Publicis Groupe S.A. transferred shares of Zenith Media Worldwide and Optimedia Networks to Zenith Optimedia Group Limited pursuant to a Joint Venture Agreement (the "Zenith Agreement"). See "Item 4. Information on the Company--Media Services--Zenith Optimedia Group Limited" for a more detailed discussion of the Zenith Agreement. The Zenith Agreement has been filed as
Exhibit 4.9 to this Annual Report.

     Acquisition of Lighthouse Global Network

     In September 2000, Cordiant entered into an agreement to acquire Lighthouse Global Network,

Inc., an international network of specialist communications and marketing businesses. The purchase price for the acquisition included a payment of (pound)283.1 million paid by the issuance of Cordiant ADSs and Cordiant ordinary shares and conversion of Lighthouse's employee options into options over Cordiant ordinary shares. Cordiant made a deferred cash payment in April 2002 of (pound)3.7 million, which had been accrued at December 31, 2001. Cordiant may be required to make contingent payments of (pound)2.5 million, due in the years 2002 through 2005 based on average earnings before interest, tax, depreciation, and amortization for the preceding years for certain subsidiaries previously acquired by Lighthouse. The Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger have been filed as Exhibits 4.10 and 4.11 to this Annual Report.

     Disposal of The Communications Group

     On May 28, 2003, Cordiant entered into an Investment Agreement for the disposal of The Communications Group. See "Item 4. Information on the Company--Recent Events--Disposals." The Investment Agreement and related agreements have been filed as Exhibits 4.13, 4.14 and 4.15 to this Annual Report.

     Disposal of Scholz & Friends A.G.

     On June 6, 2003, Cordiant entered into a Share Sale Agreement for the disposal of Scholz & Friends A.G. See "Item 4. Information on the
Company--Recent Events--Disposals." The Share Sale Agreement has been filed as Exhibits 4.16 to this Annual Report.

     Disposal of the FD International Group of Companies

     On July 4, 2003, Cordiant entered into a Share Sale Agreement for the disposal of the Federal Dynamic Group of companies. See "Item 4. Information on the Company--Recent Events--Disposals." The Share Sale Agreement has been filed as Exhibit 4.16 to this Annual Report.

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

     This summary (i) is based on the Internal Revenue Code of 1986, as amended, existing, proposal and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report and (ii) is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

     Distributions

     The gross amount of any distribution by Cordiant of cash or property (other than certain distributions, if any, of Cordiant ordinary shares distributed pro rata to all shareholders of Cordiant, including holders of ADSs) with respect to Cordiant ordinary shares or ADSs, before reduction for any UK taxes withheld therefrom, will be includible in income by a US Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Cordiant as determined under US federal income tax principles. Individuals who are UK Holders may be taxed on certain dividends receivable in a taxable year ending after December 31, 2002 at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. To the extent, if any, that the amount of any distribution by Cordiant exceeds Cordiant's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the Cordiant ordinary shares or ADSs and thereafter as capital gain. Cordiant does not maintain calculations of its earnings and profits under US federal income tax principles.

     Any such dividend paid in pounds sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the pounds sterling on the date of receipt, which in the case of ADSs, is the date they are received by the depository. Any gain or loss subsequently realized by a US Holder that sells or otherwise disposes of pounds sterling (or any currency other than US dollars) will be ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

     Sale or Exchange of Ordinary Shares or ADSs

     A US Holder generally will recognize gain or loss on the sale or exchange of the US Holder's Cordiant ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the Cordiant ordinary shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other that certain dividends received in a taxable year ending after December 31, 2002) if such US Holder's holding period for such Cordiant ordinary shares or ADSs exceeds one year. Gain or loss, if any, recognized by a US Holder generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Cordiant ordinary shares or ADSs to a US Holder will be the US dollar value of the pounds sterling denominated purchase price determined on the date of purchase. If the Cordiant ordinary shares are treated as traded on an "established securities market," a cash basis US Holder (or, if it elects, an accrual basis US Holder) will determine the dollar value of the cost of such Cordiant ordinary shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to pounds sterling and the immediate use of that currency to purchase Cordiant ordinary shares or ADSs generally will not result in taxable gain or loss for a US Holder.

     With respect to the sale or exchange of Cordiant ordinary shares, the amount realized generally will be the US dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis US Holder and (ii) the date of disposition in the case of an accrual basis US Holder. If the Cordiant ordinary shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

     Backup Withholding Tax and Information Reporting Requirements

     US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Cordiant ordinary shares or ADSs made within the US to a holder of Cordiant ordinary shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Cordiant ordinary shares or ADSs within the US to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate was 30 percent for the year 2002 and 28 percent for years 2003 through 2010.

     In the case of such payments made within the US to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning the applicable US Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the US), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a US person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF CORDIANT ORDINARY SHARES OR ADSs. HOLDERS OF CORDIANT ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

UK Tax Consequences

     The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of American Depository Receipts ("ADRs") or Cordiant ordinary shares held as an investment who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the double taxation convention on income and capital gains between the United States and the UK signed on 24 July 2001 (the "Convention").

     Where any person entitled to benefits under the previous double taxation convention on income and capital gains between the United States and the UK signed on 31 December 1975 would have been entitled to greater benefits thereunder than under the Convention, the previous convention continues to have effect, at the election of such person, in its entirety with respect to that person for a 12 month period from the date on which the provisions of the Convention would otherwise have effect under article 29 of the Convention. This summary does not contain any discussion of the previous convention.

     Although the benefits of the Convention are generally accorded only to residents of the United States or (as the case may be) the UK, their availability is generally subject to specified conditions and, in addition, to the general limitations set out in article 23 of the Convention. This summary does not contain any discussion of these conditions or limitations.

     This summary is based on current UK tax law and practice as of the date of this filing, and is subject to any changes in UK tax law and practice (including changes in the Convention) occurring after that date. It assumes that the Finance Bill 2003 will be enacted as originally drafted.

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

     United Kingdom Taxation of Dividends

     For the purposes of the Convention, the holders of the ADRs should be treated as the owners of the underlying Ordinary Shares represented by the American Depository Shares ("ADSs") that are evidenced by such ADRs.

     Under the Convention, the UK is permitted to charge income tax on dividends paid by Cordiant in accordance with UK domestic tax law but, if the dividends are beneficially owned by a US Holder, the income tax charged cannot exceed (subject to certain exceptions and modifications in particular cases) 15 per cent of the gross amount of the dividend.

     Moreover, a US Holder's liability to UK income tax on dividends paid by Cordiant may be further limited by the provisions of section 128 of the Finance Act 1995 or, in the case of companies, clause 150 of the Finance Bill 2003 (limit on income chargeable on non-UK residents).

     United Kingdom Taxation of Capital Gains

     Under UK domestic tax law, holders of ADRs or Ordinary Shares who are neither resident nor ordinarily resident in the United Kingdom for UK income tax purposes will not normally be liable to UK taxation on capital gains arising on the disposal or deemed disposal of their ADRs or Ordinary Shares, unless the ADRs or Ordinary Shares are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency (or, in the case of a company, a permanent establishment) or, in certain circumstances, their non-UK residence is only temporary.

     To the above extent, UK domestic tax law is not affected by the provisions of the Convention. Accordingly, those provisions are not discussed in this summary.

     United Kingdom Inheritance and Gift Tax

     UK Inheritance Tax ("IHT") is a tax charged, broadly, on the value of an individual's estate at his death, upon certain transfers of value (eg gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (eg a transfer into discretionary trust), or it may be potentially exempt (eg an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

     Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to (pound)255,000 (for chargeable transfers made on or after 6 April 2003). In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the (pound)255,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero-rate band, the rates of tax are 20% on lifetime chargeable transfers (more than seven years before the donor's death) and 40% on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

     IHT is generally chargeable upon the worldwide assets of individuals who are domiciled or deemed for IHT purposes to be domiciled in the United Kingdom, and upon the UK situate assets of individuals domiciled outside the United Kingdom.

     Accordingly, an individual who is domiciled in the United States and is not deemed to be domiciled in the United Kingdom for IHT purposes is only within the scope of IHT to the extent of his UK situate assets. These will include Ordinary Shares in Cordiant which are registered in the United Kingdom. It is understood to be the Inland Revenue's normal practice to treat ADRs representing shares in UK companies as assets situated in the United Kingdom for IHT purposes.

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

     United Kingdom Stamp Duty and Stamp Duty Reserve Tax

     Transfers of Ordinary Shares for a consideration

     UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary Shares in Cordiant) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary Shares in Cordiant) for a consideration in money or money's worth. The charge is normally at the rate of 0.5 per cent of the amount or value of the consideration given for the transfer (with rounding up, in the case of stamp duty, to the nearest multiple of (pound)5). Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (eg certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be cancelled.

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

     Transfers of Ordinary Shares into ADS form

     UK stamp duty or SDRT will normally be payable on any transfer of Ordinary Shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary Shares hitherto held for another purpose by it or its nominee. The charge is at the rate of 1.5 per cent:

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

Additional Information

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

     Documents concerning Cordiant that are referred to in this Annual Report may be inspected at the principal executive offices of Cordiant at 1-5, Midford Place, London W2 6BH, England, telephone number 011-44-20-7262-4343.


Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

     The Group's policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in 2002 are fixed and floating rate borrowings, forward foreign currency contracts and foreign currency swaps. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not trade in derivatives and does not enter into transactions of a speculative nature or unrelated to the Group's investment activities. Derivatives are used only to manage the risks arising from the underlying business activities.

Foreign Exchange

     The Group publishes its consolidated financial statements in pounds sterling. The Group's profits are spread over a variety of currencies with the largest being the US dollar (which represents 38.9 percent of 2002 operating profit before goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses). As a result, the Group is subject to foreign exchange risk due to the effects that foreign currency movements have on the Group's translation of results.

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

     Part of the Group's long term debt is denominated in US dollars, and as such is subject to foreign exchange risks due to currency movements. The long-term debt at December 31, 2002 was $366.6 million ((pound)227.7 million).

     The following sensitivity shows the impact on the reported value of long term debt of an instantaneous 10 percent change in the foreign currency rate between sterling and US dollar from their levels at December 31, 2002, with all other variables held constant.

                        Fair value reported at      Impact of a + 10 percent     Impact of a - 10 percent
                           December 31, 2002        movement in exchange rate    movement in exchange rate
                           (pound) million               (pound) million              (pound) million
                       -----------------------------------------------------------------------------------

Long term debt                   242.6                        (9.9)                        12.1


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

     As at December 31, 2002, pounds sterling swaps with maturities between March and August 2003, and a US dollar swap with maturity in 2011 in line with expected maturity of the Notes were in place.

     The Group's weighted average interest rate for 2002 was 9.46 percent. Cordiant estimates that if the 2001 interest rates had been 1 percentage point higher, the net interest expense would have increased by (pound)1.8 million.

     See Note 30 of the Consolidated Financial Statements for more information on the Group's risk profile, which has been provided in accordance with FRS 13.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies.

     On May 15, 2003, due to an inability to comply with the covenants contained in its senior bank facilities and notes, Cordiant and its senior bank lenders and note holders entered into the Interim Support Agreement pursuant to which the lenders agreed to waive compliance with certain covenants through July 15, 2003. Following July 15, 2003 when the Interim Support Agreement expires, the Group will be in default of the covenants contained in its senior bank facilities and notes. At that time, the Group will be dependent on the continued support of WPP, its primary lender. In these circumstances, WPP, as the Group's primary lender and a secured creditor, would be entitled to receive the principal of its outstanding loans of approximately (pound)224.3 million, together with make-whole and certain other payments of approximately (pound)40 million in the aggregate, in priority to any distribution to Cordiant shareholders.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures

     Under the supervision and with the participation of Cordiant's management, including the Cordiant's Chief Executive Officer and Chief Financial Officer, Cordiant has evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Exchange Act Rules 13(a) and 15(d), within 90 days of the filing date of this Annual Report. As at the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

     In designing and evaluating Cordiant's disclosure controls and procedures, Cordiant's management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Cordiant's management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Cordiant have been detected.

     Subsequent to the date of the most recent evaluation of the Cordiant's internal controls, there were no significant changes in the Cordiant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.


Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements.

     Cordiant has elected to provide financial statements and the related information pursuant to Item 18.


Item 18. Financial Statements.

     See pages F-1 to F-48.


Item 19. Exhibits.

Exhibit  Description

1.1 Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 0-13119)).

4.1 Restructuring Deed, dated as of April 19, 2002, by and among Cordiant, each of the companies listed in Part A of Schedule 1 thereto, as Original Borrowers, the company listed in Part B of Schedule 1 thereto as Swingline Borrower, the companies listed in Part C of Schedule 1 thereto as the Overdraft Borrowers, the companies listed in Part A of
         Schedule 2 as Original Guarantors, the companies listed in Part B of
         Schedule 2 as the Overdraft Guarantors, the companies listed in
         Schedule 3 thereto as the Additional Overdraft Borrowers, The Bank of New York and HSBC Investment Bank plc as Arrangers, the Banks and Financial Institutions listed in Schedule 4 thereto as Banks, HSBC Investment Bank plc as Agent and Security Trustee and Common Security Trustee, The Bank of New York as Swingline Bank and HSBC Bank PLC as Overdraft Bank (incorporated by reference to Exhibit 4.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.2 Amended and Restated Loan Agreement, dated as of April 19, 2002, by and among certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, and Cordiant (incorporated by reference to Schedule 6 of Exhibit 4.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.3 Amended and Restated Note Purchase Agreement, dated as of April 19, 2002, by and among Cordiant Finance, Inc., as Issuer, Cordiant, as Parent Guarantor, and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to Exhibit 4.3 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.4 First Debt Transfer Agreement, dated June 19, 2003, by and among Cordiant, Cordiant Finance, Inc. as the Note Issuer, the Transferring Noteholders (as defined in the agreement), the Transferring Banks (as defined in the agreement), HSBC Bank plc as Common Security Trustee, HSBC Bank plc as Agent and Security Trustee, HSBC Bank plc as Original Overdraft Bank, Fleet National Bank as Original Swingline Bank, HSBC Bank plc as Paying Agent, WPP No. 2337 Limited and WPP as Guarantor.

4.5 Scheme Transaction Agreement, dated June 19, 2003, by and between Cordiant and WPP.

4.6 Second Debt Transfer Agreement, dated June 26, 2003, by and among Cordiant, Cordiant Finance, Inc. as the Note Issuer, Deutsche Bank AG, London and Cerberus Partners, L.P., HSBC Bank plc as Agent, WPP No. 2337 Limited and WPP as Guarantor.

4.7 Interim Support Agreement, dated May 15, 2003, by and among Cordiant, certain of its subsidiaries, Cordiant's lenders, and HSBC Bank plc as Agent, the Security Trustee and the Common Security Trustee.

4.8      Side Letter from WPP Group plc to Cordiant, dated July 4, 2003.

4.9 Joint Venture Agreement Relating to Mediavista Limited dated as of September 27, 2001, by and among Cordiant, Publicis Group SA and Mediavista Limited (incorporated by reference to Exhibit 4.4 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.10 Agreement and Plan of Merger, dated as of July 4, 2000, by and among Cordiant, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (incorporated by reference to Exhibit 2.1 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570)).

4.11 Amendment No. 1 to Agreement and Plan of Merger, dated as of September 5, 2000, by and among Cordiant, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (incorporated by reference to Exhibit
         2.2 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570)).

4.12 Rules of the Cordiant Communications Group Executive Share Option Scheme (incorporated by reference to Exhibit 4.7 to Cordiant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 333-02130)).

4.13 Investment Agreement, dated May 28, 2003, by and among Cordiant, Cordiant Communications (Australia) Pty Ltd., Bain Pacific Associates and others, Pacific Equity Partners Pty Limited, certain employees of The Communications Group, The Communications Group Holdings Pty Limited, and a management trust.

4.14 Shareholders Agreement, dated May 28, 2003 by and among The Communications Group Holdings Pty Limited, Cordiant Communications (Australia) Pty Ltd., certain employees of The Communications Group, Bain Pacific Associates and others, and a management trust.

4.15 Network Agreement, dated June 30, 2003, by and among Bates Worldwide, Inc., Fitch Design Consultants Limited, Cordiant, Healthworld Corporation, and certain subsidiaries of The Communications Group Holdings Pty Limited.

4.16 Share Sale Agreement, dated June 6, 2003, by and among Baumwall "7" Einhundertachtundachtzigste Verwaltungsgesellshaft mbH, Electra European Fund L.P., Bates Deutschland Holdings GmbH and Cordiant.

4.17 Share Sale Agreement, dated July 4, 2003, by and among Cordiant, Lighthouse Global Network, Inc., 3319th Single Member Shelf Trading Company Limited and FD MWA Holdings, Inc.

4.18 Appointment Agreement, dated January 29, 2003, and amendment thereto, dated May 30, 2003, by and between Cordiant and Nigel Stapleton.

4.19 Employment Agreement, dated March 11, 2002, and amendment thereto, dated March 18, 2003, by and between Bates Advertising USA, Inc. and David Hearn.

4.20 Service Agreement, dated January 29, 2003, by and between Cordiant and Andrew Boland.

4.21 Employment Contract, dated March 6, 2000, by and between Cordiant and Peter Schoning.

4.22 Letters of Appointment from Cordiant to Dr. R. Stomberg, dated March 31, 1998 and March 21, 2001, regarding appointment to Cordiant's Board of Directors.

4.23 Letter from Cordiant to Jean de Yturbe, dated March 20, 2003, regarding appointment to Cordiant's Board of Directors.

4.24 Commission Agreement, dated March 10, 2003, by and between Cordiant and Jean de Yturbe.

4.25 Letter of Appointment from Cordiant to Dudley Fishburn, dated September 17, 1997 and January 19, 2001, regarding to Cordiant's Board of Directors.

4.26 Letters from Cordiant to James Tyrrell, dated April 8, 1998 and March 12, 2001, regarding appointment to Cordiant's Board of Directors.

8.0 Significant subsidiaries as of the end of the year covered by this report: See "Significant Subsidiaries" under "Item 4. Information on the Company."

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                       CORDIANT COMMUNICATIONS GROUP PLC



                                       By: /s/     Andrew Boland
                                           -------------------------------------
                                           Name:   Andrew Boland
                                           Title:  Financial Director



Date:  July 15, 2003

                                 Exhibit Index

Exhibit  Description

1.1 Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 0-13119)).

4.1 Restructuring Deed, dated as of April 19, 2002, by and among Cordiant, each of the companies listed in Part A of Schedule 1 thereto, as Original Borrowers, the company listed in Part B of Schedule 1 thereto as Swingline Borrower, the companies listed in Part C of Schedule 1 thereto as the Overdraft Borrowers, the companies listed in Part A of
         Schedule 2 as Original Guarantors, the companies listed in Part B of
         Schedule 2 as the Overdraft Guarantors, the companies listed in
         Schedule 3 thereto as the Additional Overdraft Borrowers, The Bank of New York and HSBC Investment Bank plc as Arrangers, the Banks and Financial Institutions listed in Schedule 4 thereto as Banks, HSBC Investment Bank plc as Agent and Security Trustee and Common Security Trustee, The Bank of New York as Swingline Bank and HSBC Bank PLC as Overdraft Bank (incorporated by reference to Exhibit 4.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.2 Amended and Restated Loan Agreement, dated as of April 19, 2002, by and among certain banks led by The Bank of New York and HSBC Investment Bank plc, as Arrangers, and Cordiant (incorporated by reference to Schedule 6 of Exhibit 4.1 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.3 Amended and Restated Note Purchase Agreement, dated as of April 19, 2002, by and among Cordiant Finance, Inc., as Issuer, Cordiant, as Parent Guarantor, and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to Exhibit 4.3 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.4 First Debt Transfer Agreement, dated June 19, 2003, by and among Cordiant, Cordiant Finance, Inc. as the Note Issuer, the Transferring Noteholders (as defined in the agreement), the Transferring Banks (as defined in the agreement), HSBC Bank plc as Common Security Trustee, HSBC Bank plc as Agent and Security Trustee, HSBC Bank plc as Original Overdraft Bank, Fleet National Bank as Original Swingline Bank, HSBC Bank plc as Paying Agent, WPP No. 2337 Limited and WPP as Guarantor.

4.5 Scheme Transaction Agreement, dated June 19, 2003, by and between Cordiant and WPP.

4.6 Second Debt Transfer Agreement, dated June 26, 2003, by and among Cordiant, Cordiant Finance, Inc. as the Note Issuer, Deutsche Bank AG, London and Cerberus Partners, L.P., HSBC Bank plc as Agent, WPP No. 2337 Limited and WPP as Guarantor.

4.7 Interim Support Agreement, dated May 15, 2003, by and among Cordiant, certain of its subsidiaries, Cordiant's lenders, and HSBC Bank plc as Agent, the Security Trustee and the Common Security Trustee.

4.8      Side Letter from WPP Group plc to Cordiant, dated July 4, 2003.

4.9 Joint Venture Agreement Relating to Mediavista Limited dated as of September 27, 2001, by and among Cordiant, Publicis Group SA and Mediavista Limited (incorporated by reference to Exhibit 4.4 of Cordiant's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-13119)).

4.10 Agreement and Plan of Merger, dated as of July 4, 2000, by and among Cordiant, Lighthouse Acquisition, Inc. and Lighthouse Global Network, Inc. (incorporated by reference to Exhibit 2.1 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570)).

4.11 Amendment No. 1 to Agreement and Plan of Merger, dated as of September 5, 2000, by and among Cordiant, Lighthouse Acquisition, Inc. and

                                      (i)

         Lighthouse Global Network, Inc. (incorporated by reference to Exhibit
         2.2 to Cordiant's Registration Statement on Form F-3 (File No. 333-46570)).

4.12 Rules of the Cordiant Communications Group Executive Share Option Scheme (incorporated by reference to Exhibit 4.7 to Cordiant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 333-02130)).

4.13 Investment Agreement, dated May 28, 2003, by and among Cordiant, Cordiant Communications (Australia) Pty Ltd., Bain Pacific Associates and others, Pacific Equity Partners Pty Limited, certain employees of The Communications Group, The Communications Group Holdings Pty Limited, and a management trust.

4.14 Shareholders Agreement, dated May 28, 2003 by and among The Communications Group Holdings Pty Limited, Cordiant Communications (Australia) Pty Ltd., certain employees of The Communications Group, Bain Pacific Associates and others, and a management trust.

4.15 Network Agreement, dated June 30, 2003, by and among Bates Worldwide, Inc., Fitch Design Consultants Limited, Cordiant, Healthworld Corporation, and certain subsidiaries of The Communications Group Holdings Pty Limited.

4.16 Share Sale Agreement, dated June 6, 2003, by and among Baumwall "7" Einhundertachtundachtzigste Verwaltungsgesellshaft mbH, Electra European Fund L.P., Bates Deutschland Holdings GmbH and Cordiant.

4.17 Share Sale Agreement, dated July 4, 2003, by and among Cordiant, Lighthouse Global Network, Inc., 3319th Single Member Shelf Trading Company Limited and FD MWA Holdings, Inc.

4.18 Appointment Agreement, dated January 29, 2003, and amendment thereto, dated May 30, 2003, by and between Cordiant and Nigel Stapleton.

4.19 Employment Agreement, dated March 11, 2002, and amendment thereto, dated March 18, 2003, by and between Bates Advertising USA, Inc. and David Hearn.

4.20 Service Agreement, dated January 29, 2003, by and between Cordiant and Andrew Boland.

4.21 Employment Contract, dated March 6, 2000, by and between Cordiant and Peter Schoning.

4.22 Letters of Appointment from Cordiant to Dr. R. Stomberg, dated March 31, 1998 and March 21, 2001, regarding appointment to Cordiant's Board of Directors.

4.23 Letter from Cordiant to Jean de Yturbe, dated March 20, 2003, regarding appointment to Cordiant's Board of Directors.

4.24 Commission Agreement, dated March 10, 2003, by and between Cordiant and Jean de Yturbe.

4.25 Letter of Appointment from Cordiant to Dudley Fishburn, dated September 17, 1997 and January 19, 2001, regarding to Cordiant's Board of Directors.

4.26 Letters from Cordiant to James Tyrrell, dated April 8, 1998 and March 12, 2001, regarding appointment to Cordiant's Board of Directors.

8.0 Significant subsidiaries as of the end of the year covered by this report: See "Significant Subsidiaries" under "Item 4. Information on the Company."

                                      (ii)



Consolidated profit & loss account
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Continuing Operations
                                                                                 ---------------------------------------------------

                                                                                                                           2000
                                                                                                                       Restated
                                                                                         2002             2001     (see note 1)
                                                                      Note           (pound)m         (pound)m         (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover
Group and share of joint ventures                                                     3,246.3          3,499.8          3,223.0
Less: Share of joint ventures                                                        (1,107.4)        (1,064.8)          (881.5)
------------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                                        2,138.9          2,435.0          2,341.5
Cost of sales                                                                        (1,606.2)        (1,830.0)        (1,828.5)

Revenue
------------------------------------------------------------------------------------------------------------------------------------
Group and share of joint ventures                                                       569.6            639.9            538.4
Less: Share of joint ventures                                                           (36.9)           (34.9)           (25.4)
------------------------------------------------------------------------------------------------------------------------------------
Group revenue                                                           2               532.7            605.0            513.0

------------------------------------------------------------------------------------------------------------------------------------
Operating expenses before goodwill amortization,                                       (495.7)          (568.5)          (451.6)
exceptional goodwill impairment charges and exceptional operating expenses
Goodwill amortization                                                  14               (28.9)           (44.1)             -
Exceptional goodwill impairment charges                                14              (171.1)          (224.8)             -
Exceptional operating expenses                                          6               (45.6)           (27.6)             -
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                               (741.3)          (865.0)          (451.6)

------------------------------------------------------------------------------------------------------------------------------------
Group operating profit before goodwill amortization, exceptional
goodwill impairment charges and exceptional operating expenses                           37.0             36.5             61.4

Goodwill amortization, exceptional goodwill impairment charges and
exceptional operating expenses                                                         (245.6)          (296.5)             -
------------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/profit                                                          (208.6)          (260.0)            61.4

Share of operating profits:
------------------------------------------------------------------------------------------------------------------------------------
Joint ventures                                                          3                 3.8              5.1              3.4
Associated undertakings                                                 3                 1.5              1.4              2.2
Goodwill amortization on joint venture                                  3                (1.9)            (0.4)             -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          3.4              6.1              5.6
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities before interest and tax                           (205.2)          (253.9)            67.0
Net interest payable and similar items                                  7               (20.8)           (16.0)            (8.4)
FRS 12 - finance charge                                                24                (0.6)            (0.9)            (1.1)
Amounts written off investments                                        17                (1.6)             -                -
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities before tax                                        (228.2)          (270.8)            57.5
Tax on (Loss)/profit on ordinary activities                             8                (1.4)            (4.5)           (15.6)
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities after tax                                         (229.6)          (275.3)            41.9
Equity minority interests                                                                (4.0)            (2.3)            (5.8)
(Loss)/profit attributable to Ordinary Shareholders                                    (233.6)          (277.6)            36.1
Dividends                                                               9                 -                -               (8.4)
------------------------------------------------------------------------------------------------------------------------------------
Retained (loss)/profit for the financial year                          26              (233.6)          (277.6)            27.7
------------------------------------------------------------------------------------------------------------------------------------


Basic (loss)/earnings per Ordinary share                               10               (57.6)p          (71.3)p           12.3p
Diluted (loss)/earnings per Ordinary share                             10               (57.6)p          (71.3)p           11.4p
------------------------------------------------------------------------------------------------------------------------------------
The results for 2002, 2001 and 2000 are all derived from continuing operations.

See accompanying notes to the consolidated financial statements.




Consolidated cash flow statement

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2002        2001          2000
                                                                      Note                (pound)m    (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities pre exceptional items                               46.2        52.7          45.3
Net cash outflow from exceptional operating items                                            (25.8)       (9.3)          -
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                              11                     20.4        43.4          45.3
Dividends from associated undertakings and joint ventures                                      2.0         5.3           1.6
Returns on investments and servicing of finance                        12                    (23.8)      (17.2)        (11.5)
Taxation                                                               12                     (4.7)      (13.4)        (11.3)
Capital expenditure and financial investment                           12                     (5.3)      (24.7)        (23.5)
Acquisitions and disposals                                             12                     (8.4)      (13.6)        (46.8)
Equity dividends paid                                                                          -          (8.1)         (5.1)
------------------------------------------------------------------------------------------------------------------------------------
Cash outflow before financing                                                                (19.8)      (28.3)        (51.3)
------------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources                                         12                      0.2         0.6           5.2
Issue of ordinary share capital                                                                -           4.1           8.3
External loans drawn less repaid                                                              (4.3)      (70.1)         53.4
Guaranteed senior loan notes due after one year                                                -         119.9           -
Capital element of finance lease payments                                                     (0.9)       (1.7)          0.5
------------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/ inflow from financing                                                     (5.0)       52.8          67.4
------------------------------------------------------------------------------------------------------------------------------------
(Decrease)/ increase in cash for the year                                                    (24.8)       24.5          16.1
------------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt
(Decrease)/ increase in cash for the year                                                    (24.8)       24.5          16.1
Cash outflow/ (inflow) from debt financing                                                     5.2       (48.7)        (56.3)
Cash inflow from cash deposits                                                                (0.2)       (0.6)         (5.2)
Loans acquired with subsidiaries                                                               -          (6.8)        (66.2)
Translation difference and non-cash movements                                                 11.1         0.5          (2.7)
------------------------------------------------------------------------------------------------------------------------------------
Movement in net debt in the year                                                              (8.7)      (31.1)       (114.3)
Net debt at beginning of year                                          13                   (143.0)     (111.9)          2.4
------------------------------------------------------------------------------------------------------------------------------------
Net debt at end of year                                                13                   (151.7)     (143.0)       (111.9)
------------------------------------------------------------------------------------------------------------------------------------



Consolidated statement of total recognized gains and losses
                                                                                                                           2000
                                                                                                                       Restated
                                                                                              2002        2001      (see note 1)
                                                                                 Note     (pound)m    (pound)m         (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Loss attributable to Ordinary shareholders                                                  (233.6)      (277.6)           36.1
Translation adjustment                                                            26          (6.1)         3.7            (1.3)
Unrealized gain on disposal of joint venture and subsidiary undertaking           26           -           44.4             -
------------------------------------------------------------------------------------------------------------------------------------
Total recognized losses relating to the year                                                (239.7)      (229.5)           34.8
------------------------------------------------------------------------------------------------------------------------------------
Prior year adjustment recognized in prior year accounts on adoption of FRS 19                  -            4.1             -
------------------------------------------------------------------------------------------------------------------------------------
Total recognized losses since previous annual report                                        (239.7)      (225.4)           34.8
------------------------------------------------------------------------------------------------------------------------------------


Of the (pound)4.1 million prior year adjustment for deferred tax, (pound)2.5 million arose in the year ended 31 December 2000 and (pound)1.6 million was recorded in the year ended 31 December 1999.

See accompanying notes to the consolidated financial statements.


Consolidated balance sheet
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2002          2001
                                                                                            Note     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                                                   14        263.5        478.3
Tangible assets                                                                                16         41.4         60.6
Investments                                                                                    17         15.8         17.9
Investments in joint venture
------------------------------------------------------------------------------------------------------------------------------------
Share of gross assets                                                                          18        148.9        152.9
Goodwill                                                                                       18         36.8         38.2
Share of gross liabilities                                                                     18       (158.7)      (164.9)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          27.0         26.2
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         347.7        583.0

Current assets
Work in progress                                                                                          24.6         24.8
Debtors - due within one year                                                                  19        338.3        418.3
Debtors - due after one year                                                                   19         22.1         27.4
Investments                                                                                    20          0.7          0.9
Cash at bank and in hand                                                                       13         96.0        123.5
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         481.7        594.9
Creditors - due within one year                                                                21       (454.6)      (556.3)
------------------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                        27.1         38.6
------------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                    374.8        621.6
Creditors - due after one year                                                                 21       (251.8)      (264.0)
Provisions for liabilities and charges                                                         24        (42.1)       (40.5)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                                80.9        317.1
------------------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital: 410,687,875 Ordinary shares of 50p each (2001: 400,880,110)        25,26        205.3        200.4
Share premium account                                                                          26        174.4        178.4
Other reserves                                                                                 26        119.9        214.4
Profit and loss account                                                                        26       (430.1)      (286.4)
------------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                                69.5        306.8
Equity minority interests                                                                                 11.4         10.3
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          80.9        317.1
------------------------------------------------------------------------------------------------------------------------------------

The reconciliation of movements in equity shareholders' funds is given in note 26 on page _.

See accompanying notes to the consolidated financial statements.

Notes to the financial statements

1.  Principal accounting policies


Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom and with the Companies Act 1985.

The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal program. Prior to the expected agreement of new financing terms with its lenders on 29 April 2003, one of its major clients, Allied Domecq plc, notified Cordiant of its intention to terminate its contract with the Group with effect from October 2003. While the direct impact of this client loss on revenue in 2003 is not expected to be material, the Group will incur associated restructuring costs in the current year and there will be a substantial impact on operating profit from 2004 onwards.

Following Allied Domecq's decision, Cordiant is now working actively with its lenders to amend the financing terms and, in addition, the Board is also actively investigating its strategic options for the Group which include, amongst other actions, the realization of value through disposals, and alternative financing arrangements to reflect its revised circumstances.

Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 while the Board concludes its review of strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities. Cordiant expects to make a further announcement once documentation has been signed.

The financial statements have been presented on a going concern basis. However, until the outcome of the of the Group's evaluation of its strategic options and negotiations with its lenders, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these might include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of its net realizable value on disposal, the write down of certain assets carried on a value in use basis to net realizable value, and the disclosure of the provision for additional liabilities.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

Companies Act 1985
The Form 20-F containing Consolidated Financial Statements does not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended 31 December 2002. Statutory accounts for 2000 and 2001 have been filed in the United Kingdom's registrar of Companies; the statutory accounts 2002 will be filed following the Company's Annual General Meeting. The auditor has reported on those accounts.

Consolidation
The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition and up to the date of disposal. In accordance with the Companies Act 1985, s230 (4), a separate company profit and loss account of Cordiant Communications Group plc is not presented although it was approved by the Directors on 30 April 2003.

Turnover, cost of sales and revenue
Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management
Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognized when the service is performed. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognized when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognized when the incentive is received/receivable. In both cases, incentives are recognized only when the client has agreed that the performance conditions have been met, and the revenue can be considered to be no longer contingent on performance.

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognized when the service is performed. Revenue is recognized on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses. The stage of completion of such long-term contracts is determined by comparison of actual output to a pre-agreed project delivery schedule.


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

Employee share schemes
Payments made by participants to acquire options under the Equity Participation Plan and the Executive Share Option Scheme (together the Plans) are credited to capital as 'Shares to be issued'. The estimated cost of awards, which is calculated as the difference between the fair value of the shares at the date the award is made and the amount of the advance payment, if any, that participants may be required to pay for the shares, is expensed as a charge to the profit and loss account on a straight-line basis over the period to which the performance criteria of the Plans relate. In compliance with UITF abstract 17 "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plans the original cash paid by employees to participate in the scheme is transferred from shares to be issued to share capital and share premium.

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

Goodwill
Purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments) was written off to reserves in the year of acquisition. Goodwill written off directly to reserves and not previously charged to the Group's profit and loss account is included in determining the profit or loss on disposal of a subsidiary or on closure of a business.

Purchased goodwill arising from acquisitions on and after 1 January 1998 has been capitalized as an intangible fixed asset.

From January 2001, goodwill arising from acquisitions on and after 1 January 1998 has been amortized on a straight-line basis over its remaining useful life up to a 20 year period, from the date of acquisition.

In 2000, the financial statements departed from the specific requirement of companies legislation to amortize goodwill over a finite period, in order to give a true and fair view. The impact in 2000 of the change in amortization policy has not been quantified.

Capitalized goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Contingent consideration payments are calculated in accordance with the acquisition agreement. Where the payments are based on the future results of the business, the most recent budget and projections for the business are used in the estimation process. Such estimated future contingent payments are recorded as part of the acquisition. Revisions to such estimates are recorded as changes in goodwill and accruals.

Fixed assets
Tangible fixed assets are stated at historical cost less accumulated depreciation. Additions, improvements and major renewals are capitalized. Maintenance repairs and minor renewals are expensed as incurred. The cost of tangible fixed assets less the estimated residual value is written off by equal annual installments over the expected useful lives of the assets as follows:
Long leasehold properties:-50 years.
Short leasehold properties
With terms of less than 50 years:-Period of lease.
Furniture and equipment:-Between 4 and 10 years.
Motor vehicles:- 4 years.

Long-term investments are valued at cost, less amounts provided for any permanent diminution in value.

Joint ventures and associated undertakings
The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings. A joint venture is an entity in which the reporting entity holds an interest on a long-term basis is jointly controlled by the reporting entity and one or more other ventures under a contractual arrangement. Joint control exists if none of the entities alone can control that entity but altogether can do so and decisions in financial performance and financial position of that venture require each venturer's consent. An associate is an undertaking in which the reporting entity has a participating interest and over whole operating and financial policy it exercises a significant influence. A participating interest is an interest held by an undertaking in the shares of another undertaking which it holds on a long term basis for the purpose of securing a contribution to its activities by the exercise of control or influence arising from that interest.

Cash and cash equivalents
Cash and cash equivalents are defined as cash at bank and in hand, cash deposits held that mature within 24 hours and bank overdrafts that are repayable on demand or within in 24 hours.

Work in progress
Work in progress is stated at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients, and work in progress under project arrangements. Provision is made for irrecoverable costs where appropriate.

Deferred taxation
Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

A prior year adjustment arose on the implementation of FRS 19.
The impact on the year ended 31 December 2000 was to increase profit after tax and retained profits by (pound)2.5 million.

Property provisions
In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", the Group's property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed as "FRS 12 - finance charge".

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

Where the instrument is used to hedge against future settlement of transactions, gains and losses are recognized at the inception of the hedge in the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognized in the profit and loss account immediately.

Note 29 sets out all related FRS 13 "Derivatives and Other Financial Instruments" disclosures.

Exchange gains and losses
Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year-end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.

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

All other exchange differences are taken to the profit and loss account. The Group's principal trading currencies and the exchange rates used against (pound) sterling are as follows:

--------------------------------------------------------------------------------
                                Average rates            Closing rates
                            ----------------------------------------------------
                            2002    2001     2000     2002     2001     2000

US Dollar                   1.50    1.44     1.52     1.61     1.46     1.49

Euro                        1.59    1.61     1.64     1.53     1.63     1.59

Australian Dollar           2.82    2.79     2.61     2.86     2.84     2.69

Korean Won (000s)          1,880   1,860    1,710    1,910    1,910    1,890
--------------------------------------------------------------------------------

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



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2002        2001         2000
Group revenue by business segment                                                            (pound)m    (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                                                            410.1       458.0        440.6
Specialist Communications                                                                       122.6       147.0         72.4
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                           532.7       605.0        513.0
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                 2002        2001         2000
Group operating profit by business segment                                                    pound)m    (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------


Advertising and Integrated Marketing                                                             27.1         16.9        46.3
Specialist Communications                                                                         9.9         19.6        15.1
------------------------------------------------------------------------------------------------------------------------------------
Group operating profit before goodwill amortization, exceptional goodwill impairment
charges and exceptional operating expenses                                                       37.0         36.5        61.4
Goodwill amortization and exceptional goodwill impairment charges                              (200.0)      (268.9)        -
Exceptional operating expenses                                                                  (45.6)       (27.6)        -
------------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/profit                                                                  (208.6)      (260.0)       61.4
------------------------------------------------------------------------------------------------------------------------------------



The directors consider that it is more appropriate to show a business segment analysis of revenue than turnover.

Total Group operating (loss)/profit after goodwill amortization, exceptional impairment charges and exceptional operating expenses by business segment are:
Advertising and Integrated Marketing (pound)(61.9) million 2001: (pound)(98.1) million, 2000: (pound)46.3 million and Specialist Communications (pound)(146.7) million 2001: (pound)(161.9) million, 2000: (pound)15.1 million.

The business segment analysis for 2001 and 2000 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to increase revenues and decrease operating profits for Advertising and Integrated Marketing in 2001 by (pound)10.1 million and (pound)4.4 million, decrease revenues and increase operating profit for Advertising and Integrated Marketing in 2000 by (pound)0.9 million and (pound)1.0 million and to decrease revenues and increase operating profits for Specialist Communications in 2001 by (pound)10.1 million and (pound)4.4 million, increase revenues and decrease operating profit for Specialist Communications in 2000 by (pound)0.9 million and (pound)10 million, respectively.



                                                                                                 2002        2001         2000
Net assets by business segment                                                                pound)m    (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                                                           (37.3)       (28.1)       (58.9)
Specialist Communications                                                                      (21.2)       (10.4)         9.4
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               (58.5)       (38.5)       (49.5)

Goodwill and investments in joint ventures and associates                                      297.4         511.6       705.4
Deferred and contingent cash consideration                                                      (6.3)        (13.0)      (67.8)
Net financial items                                                                           (151.7)       (143.0)     (111.9)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                      80.9         317.1       476.2
------------------------------------------------------------------------------------------------------------------------------------


Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before financial items by business segment are: Advertising and Integrated Marketing(pound)89.1 million 2001: (pound)147.0 million, 2000:(pound)132.2 million and Specialist Communications (pound)143.5 million 2001:(pound)313.1 million, 2000: (pound)455.9 million.

The business segment analysis for 2001 and 2000 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to respectively increase and decrease the net assets before goodwill and investments, deferred and contingent consideration and net financial items of Advertising and Integrated Marketing and Specialist Communications in 2001 and 2000 by (pound)10.0 million and (pound)1.8 million.

2. Segmental information (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              2002         2001         2000
Group revenue by geographical area                                                        (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------

United Kingdom                                                                               110.4        118.6         84.1
North America                                                                                142.8        190.3        148.5
Continental Europe, Africa and India                                                         135.2        143.6        133.1
Asia Pacific and Latin America                                                               144.3        152.5        147.3
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                        532.7        605.0        513.0
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2002         2001         2000
Group operating profit by geographical area                                                pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                                14.4         13.7          7.9
North America                                                                                  7.0         12.3         15.9
Continental Europe, Africa and India                                                           4.0          5.8         16.0
Asia Pacific and Latin America                                                                11.6          4.7         21.6
------------------------------------------------------------------------------------------------------------------------------------
Group operating profit before goodwill amortization, exceptional goodwill impairment
charges and exceptional operating expenses                                                    37.0         36.5         61.4
Goodwill amortization and exceptional goodwill impairment charges                           (200.0)      (268.9)         -
Exceptional operating expenses                                                               (45.6)       (27.6)         -
------------------------------------------------------------------------------------------------------------------------------------
Group operating loss                                                                        (208.6)      (260.0)        61.4
------------------------------------------------------------------------------------------------------------------------------------

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

Total Group operating (loss)/profit after goodwill amortization, exceptional goodwill impairment charges and exceptional operating expenses by geographical area is: United Kingdom (pound)(96.2) million 2001: (pound)(45.2) million, 2000:
(pound)7.9 million, North America (pound)(88.3) million 2001: (pound)(160.4) million, 2000: (pound)15.9 million, Continental Europe, Africa and India (pound)(25.4) million 2001: (pound)(10.3) million, 2000: (pound)16.0 million and Asia Pacific and Latin America (pound)1.3 million 2001: (pound)(44.1) million, 2000: (pound)21.6 million.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                               2002         2001         2000
Net assets by geographical area                                                            (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                               (25.2)       (17.0)        (30.7)
North America                                                                                (41.6)       (34.0)        (25.6)
Continental Europe, Africa and India                                                          26.9         20.1          24.0
Asia Pacific and Latin America                                                               (18.6)        (7.6)        (17.2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             (58.5)       (38.5)        (49.5)
Goodwill and investments in joint ventures and associates                                    297.4        511.6         705.4
Deferred and contingent cash consideration                                                    (6.3)       (13.0)        (67.8)
Net financial items                                                                         (151.7)      (143.0)       (111.9)
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                    80.9        317.1         476.2
------------------------------------------------------------------------------------------------------------------------------------


Net financial items represent cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before net financial items by geographical area are: UK (pound)86.5 million 2001: (pound)187.3 million, 2000: (pound)179.7 million, North America (pound)64.6 million 2001: (pound)155.5 million, 2000: (pound)279.0 million, Continental Europe, Africa and India (pound)60.7 million 2001: (pound)72.6 million, 2000: (pound)69.1 million and Asia Pacific and Latin America(pound)20.8 million 2001: (pound)44.7 million, 2000: (pound)60.3 million.

The Bates Group was established in the final quarter of 2002. The table below sets out the segmented results of the Group as if the Bates Group structure had been in place for 2002, 2001 and 2000.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2002         2001          2000
Group revenue by geographical area                                                        (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

United Kingdom                                                                                86.4         88.9          72.6
Americas                                                                                     145.7        190.4         147.7
Continental Europe, Africa and India                                                          96.3        101.1          91.7
Asia Pacific                                                                                 125.8        132.8         141.8
------------------------------------------------------------------------------------------------------------------------------------
Bates Group                                                                                  454.2        513.2         453.8
Other businesses                                                                              78.5         91.8          59.2
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                        532.7        605.0         513.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              2002         2001          2000
Group operating profit by geographical area                                               (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------

United Kingdom                                                                                12.6          6.9           5.0
Americas                                                                                       7.9         10.0          14.7
Continental Europe, Africa and India                                                           2.3         (0.1)         10.2
Asia Pacific                                                                                  10.1          6.1          21.9
------------------------------------------------------------------------------------------------------------------------------------
Bates Group                                                                                   32.9         22.9          51.8
Other businesses                                                                               4.1         13.6           9.6
------------------------------------------------------------------------------------------------------------------------------------
Group operating profit before goodwill amortization,                                          37.0         36.5          61.4
exceptional goodwill impairment charges and
exceptional operating expenses
Goodwill amortization and exceptional goodwill                                              (200.0)      (268.9)          -
Impairment charges
Exceptional operating expenses                                                               (45.6)       (27.6)          -
------------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/profit                                                               (208.6)      (260.0)         61.4
------------------------------------------------------------------------------------------------------------------------------------


3.  Joint venture and associated undertakings
------------------------------------------------------------------------------------------------------------------------------------
Group's share of joint venture and associated undertaking's operating profits by              2002         2001          2000
geographical area                                                                         (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                                 1.2          1.5           1.2
North America                                                                                  2.1          2.8           1.9
Continental Europe, Africa and India                                                           1.2          1.4           0.8
Asia Pacific and Latin America                                                                 0.8          0.8           1.7
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortization                                                  5.3          6.5           5.6
Goodwill amortization on joint venture                                                        (1.9)        (0.4)          -
------------------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                                         3.4          6.1           5.6
------------------------------------------------------------------------------------------------------------------------------------

Group's share of joint venture and associated undertakings' operating profits by business     2002         2001          2000
segment                                                                                   (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                                                           5.0          6.5           5.6
Specialist Communications                                                                      0.3          -             -
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortization                                                  5.3          6.5           5.6
Goodwill amortization on joint venture                                                        (1.9)        (0.4)          -
------------------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                                         3.4          6.1           5.6
------------------------------------------------------------------------------------------------------------------------------------


4. Employees
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002         2001           2000
                                                                                              Number       Number         Number
------------------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                                 1,621        1,720          1,271
North America                                                                                  1,492        2,016          1,491
Continental Europe, Africa and India                                                           2,478        2,486          2,286
Asia Pacific and Latin America                                                                 3,012        3,198          2,712
------------------------------------------------------------------------------------------------------------------------------------
Average number of Group employees                                                              8,603        9,420          7,760
------------------------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                                                           7,322        7,932          6,658
Specialist Communications                                                                      1,281        1,488          1,102
------------------------------------------------------------------------------------------------------------------------------------
Average number of Group employees                                                              8,603        9,420          7,760
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                2002         2001          2000
                                                                                            (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                           273.6         318.7          244.7
Social security costs                                                                         26.7          29.3           22.0
Pension costs - see note 32                                                                   10.0          10.9            8.1
------------------------------------------------------------------------------------------------------------------------------------
Total (pre exceptional) - see note 5                                                         310.3         358.9          274.8
------------------------------------------------------------------------------------------------------------------------------------


5. Operating expenses
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002         2001          2000
                                                                                            (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Staff and other associated costs (pre exceptional) - see note 4                                310.3        358.9         274.8
Depreciation of owned fixed assets (pre exceptional) - see note 16                              15.9         17.3          13.4
Depreciation of assets held under finance leases - see note 16                                   0.9          0.6           0.2
Profit/(loss) on sale of tangible fixed assets                                                  (0.1)         0.9           -
Operating leases
   - plant and machinery                                                                         2.6          3.1           0.2
   - leasehold property net of sublease income                                                  28.0         32.5          22.3
Auditor's remuneration-audit*                                                                    1.6          1.7           1.5
   - other fees paid to the auditors and their associates (pre exceptional)                      0.4          2.1           1.4
Other operating expenses (pre exceptional)                                                     136.1        151.4         137.8
Goodwill amortization                                                                           28.9         44.1           -
Exceptional goodwill impairment charges                                                        171.1        224.8           -
Exceptional operating expenses - see note 6                                                     45.6         27.6           -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               741.3        865.0         451.6
------------------------------------------------------------------------------------------------------------------------------------

* The Company audit fee was (pound)2,000 (2001:(pound)2,000),
(2000:(pound)2,000).


Within the Exceptional operating expenses is an amount of (pound)l.3 million paid to the auditors for services provided in connection with the Group's renegotiation of its financing arrangements in April 2002. No other fees, other than those disclosed in the table above, were paid to the auditors and their associates in the year.

In 2001 (pound)l.8 million (2000: (pound)0.9 million) was paid to the auditors in relation to services provided in connection with acquisitions. An amount of (pound)l.0 million (2000: (pound)1.7 million) was also paid to the auditors, which was capitalized as part of the goodwill arising on acquisitions.

Net operating expenses are all administrative expenses.

The total depreciation and amortization of all tangible and intangible assets is (pound)53.6 million (2001: (pound)66.0 million), (2000: (pound)l3.6 million) and this is comprised of (pound)22.8 million (2001: (pound)21.5 million), (2000:
(pound)13.6 million) of depreciation, (pound)28.9 million (2001: (pound)44.1 million), (2000: nil) of amortization on goodwill held in respect of subsidiary undertakings and (pound)l.9 million (2001: (pound)0.4 million), (2000: nil) of amortization in respect of goodwill held in respect of the joint venture.


6. Exceptional operating expenses
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002         2001          2000
                                                                                            (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Severance                                                                                       21.6         20.9           -
Property provisions (a)                                                                          8.0          2.9           -
Asset write-downs - exceptional depreciation                                                     6.0          3.6           -
Moving and reorganization costs (a)                                                              4.9          -             -
Disposals and closure costs                                                                      1.6          -             -
Other                                                                                            -            0.2           -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                42.1         27.6           -
Financing expenses                                                                               3.5          -             -
------------------------------------------------------------------------------------------------------------------------------------
Total exceptional operating expenses                                                            45.6         27.6           -
------------------------------------------------------------------------------------------------------------------------------------

In the first half of 2002, the Group incurred exceptional severance costs of (pound)2.3 million as a result of the loss of a key client in North America. In September 2002, Cordiant's management announced a wide-ranging program to reduce the Group's cost base. The principal element of this exercise was the integration of Bates Worldwide, 141 Worldwide, Fitch Worldwide and Healthworld to form the Bates Group and involved headcount reductions, property rationalization, co-location initiatives and asset write-downs. In addition to the Bates Group integration, there were other cost reduction initiatives throughout the Group which led to changes in senior management, further reductions in headcount and property costs as well as the disposal, closure or reorganization of certain loss making operations.

During the year, gross headcount reductions through severance were 894.

Of the total exceptional costs (pound)32.1 million related to Advertising and Integrated Marketing and (pound)13.5 million related to Specialist Communications.

The Group also incurred an exceptional financing charge of (pound)3.5 million in respect of the legal and professional costs associated with the renegotiation of its principal financing arrangements in April 2002.

The tax effect of the exceptional operating items is an estimated credit of (pound)l.1 million (2001: (pound)5.2 million) and (2000: nil). The tax credit is relatively low because the majority of the exceptional items arise in countries with unrelieved tax losses.

(a) Property provisions are stated after a credit of (pound)3.3 million (2001: nil), (2000: nil) relating to excess property accruals established in respect of acquisitions completed prior to 2001. Moving and reorganization costs are also stated after a similar credit of (pound)0.6 million, (2001: nil), (2000: nil).



Net interest payable and similar items
                                                                                                2002        2001           2000
                                                                                              (pound)m    (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Interest payable and similar items
Bank loans and overdrafts                                                                        9.6          10.6         11.2
Other borrowings                                                                                10.1           8.6          1.1
Finance leases and hire purchase                                                                 0.1           0.1          0.1
Bank fees                                                                                        4.1           1.7          1.3
Foreign exchange                                                                                 0.5           0.2          -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                24.4          21.2         13.7

Interest receivable and similar items
Cash and deposits                                                                               (2.1)         (2.9)        (3.7)
------------------------------------------------------------------------------------------------------------------------------------
Group net interest payable and similar items                                                    22.3          18.3         10.0
Joint ventures                                                                                  (1.5)         (2.2)        (1.7)
Associated undertakings                                                                         -             (0.1)         0.1
------------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar items                                                          20.8          16.0          8.4
------------------------------------------------------------------------------------------------------------------------------------


8. Tax on ordinary activities
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002        2001           2000
                                                                                              (pound)m    (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
UK corporation tax at 30% (2001: 30%), (2000: 30%)                                               0.1          0.7           1.6
Less: Relief for overseas tax                                                                   (0.1)        (0.2)         (0.1)
UK prior year adjustment                                                                        (0.2)        (0.9)         (2.4)
UK deferred tax                                                                                  -           (0.3)          0.4
------------------------------------------------------------------------------------------------------------------------------------
Group UK taxation                                                                               (0.2)        (0.7)         (0.5)
Overseas taxation                                                                                6.2          6.1          15.2
Overseas deferred tax                                                                           (1.5)        (1.2)         (1.4)
Overseas adjustment in respect of prior year                                                    (5.4)        (3.2)         (0.2)
------------------------------------------------------------------------------------------------------------------------------------
Group taxation                                                                                  (0.9)         1.0          13.1
Joint ventures                                                                                   2.0          3.0           2.0
Associated undertakings                                                                          0.3          0.5           0.5
------------------------------------------------------------------------------------------------------------------------------------
Tax on ordinary activities                                                                       1.4          4.5          15.6
------------------------------------------------------------------------------------------------------------------------------------

Reconciliation of the Group's total tax charge to the United Kingdom statutory rate:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002        2001           2000
                                                                                              (pound)m    (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Tax on pre tax (loss)/profit at 30% (2001: 30%), (2000: 30%)                                   (68.4)       (81.2)          17.3
Effects of:
Other timing differences not recognized                                                          7.7           3.8          (2.7)
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purposes including goodwill:
        UK                                                                                       2.1           0.5           2.4
        US                                                                                      (3.5)          0.6          (0.9)
        Rest of World                                                                            1.3           2.4           1.0
        Goodwill                                                                                60.5          80.6             -
Current year losses not relieved                                                                 7.9           2.5          (1.9)
Differences between UK and overseas standard tax rates                                          (0.6)         (0.6)          3.0
Adjustments in respect of prior years                                                           (5.6)         (4.1)         (2.6)
------------------------------------------------------------------------------------------------------------------------------------
Total tax charge                                                                                 1.4           4.5          15.6
------------------------------------------------------------------------------------------------------------------------------------

The components of (loss)/profit before taxation are as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002        2001           2000
                                                                                              (pound)m    (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Domestic (UK)                                                                                  (107.9)       (53.2)         1.7
Foreign                                                                                        (120.3)      (217.6)        55.8



------------------------------------------------------------------------------------------------------------------------------------
                                                                                               (228.2)      (270.8)        57.5
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002 the Group had (pound)99.8 million of operating loss carryforwards expiring between 2003 and 2019. Of these losses, (pound)35.9 million expire between one and five years, (pound)36.7 million expire between five and ten years and (pound)27.2 million expire thereafter. Additionally, the Group had (pound)31 .9 million of operating loss carryforwards, which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2003 and 2019 may be restricted under any of several statutory/regulatory provisions or judicially created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the group within the tax jurisdiction where the operating loss arose and are not transferable between jurisdictions.

Refer to note 24 for deferred taxation.

9. Dividend

The Board does not recommend the payment of a dividend for the year ended 31 December 2002. The dividend for the year ended 31 December 2001 was nil, and for the year ended 31 December 2000 was 2.1p per Ordinary share at a cost of (pound)8.4 million.

10. (Losses)/earnings per share

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 2000       2000
                                                        2002       2002       2001       2001         2000      Basic     Diluted
                                                      (pound)m   (pound)m   (pound)m   pence        (pound)m   Pence      Pence
------------------------------------------------------------------------------------------------------------------------------------
(Losses)/earnings attributable to Ordinary
shareholders                                        (233.6)       (57.6)    (277.6)      (71.3)      36.1       12.3       11.4
Goodwill amortization and impairment*                 201.9        49.8      269.3        69.2        -          -          -
Amounts written off investments                        1.6          0.4        -           -          -          -          -
------------------------------------------------------------------------------------------------------------------------------------
Headline (losses)/earnings **                        (30.1)        (7.4)      (8.3)       (2.1)      36.1       12.3       11.4
Exceptional operating items (tax effected)             44.5        11.0       22.4         5.7        -          -          -
------------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings***                                   14.4         3.6       14.1         3.6       36.1       12.3       11.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                Shares                Shares                           Shares
                                                                     m                     m                                m
Weighted average number of shares                                405.5                   389.2                            294.0
Dilutive effect of options and contingent consideration            -                       -                               24.0
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares                                405.5                   389.2                            318.0
------------------------------------------------------------------------------------------------------------------------------------

Basic (loss)/earnings per share is calculated using losses attributable to Ordinary shareholders and weighted average number of shares. Diluted earnings per share is calculated using profits attributable to Ordinary shareholders and weighted average number of shares.

Basic headline (loss)/earnings per share is calculated using headline losses and weighted average number of shares. Diluted headline earnings per share is calculated using headline earnings and diluted weighted average number of shares.

In accordance with FRS 14 `Earnings per share", no dilutive effect is shown in respect of share options and contingent consideration as a result of the basic loss per share for 2002 and 2001.

* Includes(pound)1.9 million 2001:(pound)0.4 million, 2000: nil amortization of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortization and impairment of goodwill capitalized on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's performance.

***Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating expenses and is presented to show a clearer representation of the results of the business going forward. Adjusted basic earnings per share is calculated using adjusted earnings and weighted average number of shares. Diluted adjusted earnings per share is calculated using adjusted earnings and diluted weighted average number of shares.

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

11. Reconciliation of Group operating loss to net cash inflow from operating activities

------------------------------------------------------------------------------------------------------------------------------------
                                                              2002            2002          2002
                                                   Pre-exceptional     Exceptional          Total           2001          2000
                                                          (pound)m        (pound)m       (pound)m       (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Group operating profit/(loss)                                  8.1         (216.7)        (208.6)          (260.0)          61.4
Depreciation                                                  16.8            6.0           22.8             21.5           13.6
Goodwill amortization and impairment                          28.9          171.0          200.0            268.9            -
(Profit)/loss on sale of tangible fixed assets                (0.1)                         (0.1)             0.9           -
Profit on sale of business                                     -             (0.4)          (0.4)             -             -
(Increase)/decrease in work in progress                       (0.7)           -             (0.7)            10.6           1.4
Decrease in debtors                                           70.0            -             70.0             51.5         (10.1)
(Decrease)/increase in creditors and provisions
(excluding the utilization of property provisions)           (74.4)          16.2          (58.2)           (46.7)        (17.0)
Utilization of property provisions                            (2.4)          (2.0)          (4.4)            (3.3)         (4.0)
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities           46.2          (25.8)          20.4             43.4          45.3
------------------------------------------------------------------------------------------------------------------------------------

12. Analysis of cash flow items

                                                                                                2002        2001           2000
                                                                                            (pound)m    (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                                2.1           2.7           3.7
Interest paid                                                                                  (19.9)        (16.8)        (10.7)
Interest element of finance lease rental payments                                               (0.1)         (0.1)         (0.1)
Bank fees                                                                                       (3.6)         (1.5)         (2.3)
Dividends paid to minorities                                                                    (2.3)         (1.5)         (2.1)
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                          (23.8)        (17.2)        (11.5)
------------------------------------------------------------------------------------------------------------------------------------
Taxation paid
UK corporation tax received/ (paid)                                                              1.6          (3.2)         (1.3)
Overseas tax paid                                                                               (6.3)        (10.2)        (10.0)
------------------------------------------------------------------------------------------------------------------------------------
Net tax paid                                                                                    (4.7)        (13.4)        (11.3)
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                               (6.6)        (21.5)        (19.6)
Sale of tangible fixed assets                                                                    1.9           1.5           1.5
Purchase of other fixed asset investments                                                       (0.7)         (4.9)         (5.6)
Sale of other fixed asset investments                                                            0.1           0.2           0.2
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                              (5.3)        (24.7)        (23.5)
------------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                                             (9.4)        (23.0)        (70.2)
Sale of subsidiary undertaking                                                                   0.6           -             -
Purchase of joint venture and associated undertakings                                           (0.2)         (0.7)         (1.0)
Sale of associated undertaking                                                                   0.6          (0.6)          -
Net cash acquired with subsidiaries                                                              -            10.7          24.4
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                                (8.4)        (13.6)        (46.8)
------------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash deposits                                                                                    0.2           0.6           5.2
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from management of liquid resources                                              0.2           0.6           5.2
------------------------------------------------------------------------------------------------------------------------------------

13.Analysis of net debt

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Exchange
                                                                            At                           and              At
                                                                     1 January         Cash         non-cash     31 December
                                                                          2002        flows        movements            2002
                                                                      (pound)m     (pound)m         (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                123.5          (26.3)            (1.2)          96.0
Bank overdrafts                                                         (10.4)           1.5              0.9           (8.0)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        113.1          (24.8)            (0.3)          88.0
------------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                                       (18.9)          12.0              -             (6.9)
External debt due after one year                                       (235.3)          (7.7)            11.4         (231.6)
Finance leases                                                           (2.5)           0.9              -             (1.6)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       (256.7)           5.2             11.4         (240.1)
------------------------------------------------------------------------------------------------------------------------------------
Cash deposits-current asset investments                                   0.6           (0.2)               -            0.4
------------------------------------------------------------------------------------------------------------------------------------
Net debt                                                               (143.0)         (19.8)            11.1         (151.7)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                              At                                   Exchange and            At
                                                       1 January            Cash                       non-cash   31 December
                                                            2001           flows   Acquisitions*      movements          2001
                                                        (pound)m           (pound)m    (pound)m        (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                    99.8            26.0            -            (2.3)         123.5
Bank overdrafts                                             (9.0)           (1.5)           -             0.1          (10.4)
------------------------------------------------------------------------------------------------------------------------------------
                                                            90.8            24.5            -            (2.2)         113.1
------------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                         (127.3)          114.4           (6.8)          0.8          (18.9)
External debt due after one year                           (73.0)         (164.2)           -             1.9         (235.3)
Finance leases                                              (3.7)            1.1            -             0.1           (2.5)
------------------------------------------------------------------------------------------------------------------------------------
                                                          (204.0)          (48.7)          (6.8)          2.8         (256.7)
------------------------------------------------------------------------------------------------------------------------------------
Cash deposits-current asset investments                      1.3            (0.6)           -            (0.1)           0.6
------------------------------------------------------------------------------------------------------------------------------------
Net debt                                                  (111.9)          (24.8)          (6.8)          0.5         (143.0)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                              At                                   Exchange and            At
                                                       1 January            Cash                       non-cash   31 December
                                                            2000           flows   Acquisitions*      movements          2001
                                                        (pound)m        (pound)m        (pound)m       (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                    80.0            21.5             -           (1.7)          99.8
Bank overdrafts                                             (3.2)           (5.4)            -           (0.4)          (9.0)
------------------------------------------------------------------------------------------------------------------------------------
                                                            76.8            16.1             -           (2.1)          90.8
------------------------------------------------------------------------------------------------------------------------------------
External debt due within one year                           (4.3)          (56.8)          (66.2)         -           (127.3)
External debt due after one year                           (75.8)            3.5             -           (0.7)         (73.0)
Finance leases                                              (0.7)           (3.0)            -            -             (3.7)
------------------------------------------------------------------------------------------------------------------------------------
                                                           (80.8)          (56.3)          (66.2)        (0.7)        (204.0)
------------------------------------------------------------------------------------------------------------------------------------
Cash deposits-current asset investments                      6.4            (5.2)            -            0.1            1.3
------------------------------------------------------------------------------------------------------------------------------------
Net debt                                                     2.4           (45.4)          (66.2)        (2.7)        (111.9)
------------------------------------------------------------------------------------------------------------------------------------

*excluding cash and overdrafts

14. Intangible assets -goodwill
--------------------------------------------------------------------------------
                                                                      2002
                                                                   (pound)m
--------------------------------------------------------------------------------
Cost
At beginning of year                                                 743.4
Additions                                                              5.6
Disposals                                                            (0.4)
Translation adjustment                                              (51.8)
--------------------------------------------------------------------------------
At end of year                                                       696.8
--------------------------------------------------------------------------------
Amortization
At beginning of year                                               (265.1)
Disposals                                                              0.1
Amortization                                                        (28.9)
Impairment                                                         (171.1)
Translation adjustment                                                31.7
--------------------------------------------------------------------------------
At end of year                                                     (433.3)
--------------------------------------------------------------------------------
Net book value
At beginning of year                                                 478.3
--------------------------------------------------------------------------------
At end of year                                                       263.5
--------------------------------------------------------------------------------

The additions to goodwill during the year ended 31 December 2002 relate to movements in contingent consideration.

The Group has continued to monitor the goodwill values in the light of poor growth prospects in the industry and in accordance with FRS 11. In conducting the impairment review at 31 December 2002, the Group compared the net present value to the carrying value of the investments by discounting the estimated future net cash flows of the business. The discount rates used were between 11 ..6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group. The review indicated that, in the case of a number of acquisitions, the carrying value was not supported in full. As a result, a write-down of (pound)171.1 million, has been reflected for the year ended 31 December 2002.

As described in note 1 these financial statements have been prepared on an going concern basis. There is considerable uncertainty about the appropriateness of this basis of presentation. If the going concern assumption was not appropriate there could be a write down of the carrying value of the goodwill in the balance sheet.

15.The effects of the acquisition of subsidiaries


Year ended 31 December 2002
The Group has not made any material acquisitions during the year.

Year ended 31 December 2001
During the year the Group acquired the following subsidiaries:
------------------------------------------------------------------------------------------------------------------------------------
Name of the acquisition                                                                                      Date of acquisition
------------------------------------------------------------------------------------------------------------------------------------
Microarts Corporation Inc.                                                                                        5 January 2001
Gallagher and Kelly Public Relations Limited                                                                        3 April 2001
Bulletin International Limited                                                                                        3 May 2001
International Business Information Inc.                                                                             16 July 2001
Presentation Communications International Limited                                                                   26 July 2001
------------------------------------------------------------------------------------------------------------------------------------
It is not considered that these are individually material acquisitions to the
Group and therefore, in accordance with the prescribed accounting standards, they have been aggregated in the tables below.


The table below summarizes the aggregate of subsidiaries acquire by the Group during 2001:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (pound)m
------------------------------------------------------------------------------------------------------------------------------------

Goodwill capitalized                                                                                                       80.3
Tangible fixed assets                                                                                                       3.4
Work in progress                                                                                                            1.6
Debtors                                                                                                                    14.3
Current investments                                                                                                         0.1
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           99.7
------------------------------------------------------------------------------------------------------------------------------------
Loans and finance leases                                                                                                    6.8
Creditors                                                                                                                  20.8
Cost of acquisitions:
Acquisition costs less cash acquired                                                                                       (2.0)
Ordinary shares issued                                                                                                     62.5
Contingent earnout accruals                                                                                                11.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           99.7
------------------------------------------------------------------------------------------------------------------------------------

The following table sets out the book values of the identifiable assets and liabilities of all acquisitions made in 2001 and their fair value to the Group:

--------------------------------------------------------------------------------
                                                             Book and Fair value
                                                                        to Group
                                                                        (pound)m
--------------------------------------------------------------------------------
Fixed assets                                                                 3.4
Current assets                                                              27.2
--------------------------------------------------------------------------------
Total assets                                                                30.6
--------------------------------------------------------------------------------
Creditors                                                                 (28.1)
--------------------------------------------------------------------------------
Net Assets                                                                   2.5
--------------------------------------------------------------------------------
Goodwill                                                                    80.3
--------------------------------------------------------------------------------
                                                                            82.8
--------------------------------------------------------------------------------
Satisfied by:
Shares issued                                                               62.5
Acquisition costs and cash consideration                                     8.7
Contingent earnout accruals                                                 11.6
--------------------------------------------------------------------------------
Total consideration                                                         82.8
--------------------------------------------------------------------------------

No provisional material fair value adjustments were made to the book value of the identifiable assets and liabilities acquired.

The contingent earnout accruals are based on management's forecasts of the earnings of various underlying units.

Net cash flows in respect of the acquisitions comprised:
--------------------------------------------------------------------------------
                                                                            2001
                                                                        (pound)m
--------------------------------------------------------------------------------
Acquisition cost and cash consideration                                      8.7
Cash at bank and in hand                                                  (11.2)
Bank overdrafts acquired                                                     0.5
--------------------------------------------------------------------------------
Total                                                                      (2.0)
--------------------------------------------------------------------------------

16.Tangible fixed assets

                                                      Leasehold       Leasehold   Information    Furniture
                                       Freehold    improvements    improvements    Technology    and other      Motor
                                       property           -long         - short     Equipment    equipment    vehicles      Total
Group                                  (pound)m        (pound)m        (pound)m      (pound)m     (pound)m    (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Cost
At beginning of year                        1.4             3.8            31.0          43.1         34.6       3.7       117.6
Translation adjustment                      -              (0.3)           (1.0)         (1.7)        (0.9)      -          (3.9)
Additions                                                   0.5             1.0           2.8          1.8       0.5         6.6
Disposals                                   -              (0.3)           (4.0)        (10.8)        (5.8)     (2.0)      (22.9)
Reclassification                            -              (0.2)            0.4           1.0         (1.2)      -           -
------------------------------------------------------------------------------------------------------------------------------------
At end of year                              1.4             3.5            27.4          34.4         28.5       2.2        97.4
------------------------------------------------------------------------------------------------------------------------------------
Depreciation
At beginning of year                        0.1             0.6            10.5          24.2         19.9       1.7        57.0
Translation adjustment                      -              (0.2)           (0.7)         (1.1)        (1.0)      0.1        (2.9)
------------------------------------------------------------------------------------------------------------------------------------
Charge for the year - ongoing               0.1             0.3             3.0           8.0          4.7       0.7        16.8
Charge for the year - exceptional           0.1             1.2             0.9           1.6          2.2       -           6.0
------------------------------------------------------------------------------------------------------------------------------------
Charge for the year - total                 0.2             1.5             3.9           9.6          6.9       0.7        22.8
Disposals                                   -              (0.3)           (3.4)        (10.3)        (5.5)     (1.4)      (20.9)
Reclassification                            -              (0.1)            0.7           0.2         (0.8)      -           -
------------------------------------------------------------------------------------------------------------------------------------
At end of year                              0.3             1.5            11.0          22.6         19.5       1.1        56.0
------------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of year                        1.3             3.2            20.5          18.9         14.7       2.0        60.6
------------------------------------------------------------------------------------------------------------------------------------
At end of year                              1.1             2.0            16.4          11.8          9.0       1.1        41.4
------------------------------------------------------------------------------------------------------------------------------------
Net book value of assets held under
finance leases included above
At beginning of year                        -               -               -             0.5          0.1       -           0.6
------------------------------------------------------------------------------------------------------------------------------------
At end of year                              -               -               -             0.1          -         -           0.1
------------------------------------------------------------------------------------------------------------------------------------

Net book value of land and buildings, which includes freehold property and leasehold improvements, at 31 December 2002 was (pound)19.5 million (2001:
(pound)25.0 million).

17. Investments

------------------------------------------------------------------------------------------------------------------------------------
                                                           Associated undertakings
                                                  ---------------------------------------
                                                     Share of                                             Long-term
                                                   net assets     Goodwill     Sub-total  Own shares   Investments*         Total
Group                                                (pound)m     (pound)m      (pound)m    (pound)m       (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Cost
At beginning of year                                      4.0          3.1           7.1         2.4            8.4         17.9
Additions                                                 0.2          -             0.2         -              -            0.2
Disposals                                                (0.7)        (0.1)         (0.8)        -             (0.2)        (1.0)
Share of retained earnings for the financial year         0.4          -             0.4         -              -            0.4
----------------------------------------------------------------------------------------------------------------------------------
At end of year                                            3.9          3.0           6.9         2.4            8.2        17.5
----------------------------------------------------------------------------------------------------------------------------------
Provision
------------------------------------------------------------------------------------------------------------------------------------
At beginning of year                                      -            -             -           -              -             -
Additions                                                 -            -             -           1.7            -             1.7
------------------------------------------------------------------------------------------------------------------------------------
At end of year                                                         -             -           1.7            -             1.7
------------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of year                                      4.0          3.1           7.1         2.4            8.4          17.9
------------------------------------------------------------------------------------------------------------------------------------
At end of year                                            3.9          3.0           6.9         0.7            8.2          15.8
------------------------------------------------------------------------------------------------------------------------------------

*  All long-term investments are unlisted.

The total for all investments, including investments in joint ventures is (pound)42.8 million (2001:(pound)44.1 million).

The Cordiant Communications Group 2001 Employee Benefit Trust was established on 21 June 2001 to encourage and facilitate the holding of shares by or for the benefit of the employees of the Group. The trust purchases the company's shares in the market, and it may use discretionary powers to grant options over these shares to selected employees under certain employees' share schemes or to provide benefits to the Group's employees in other ways. The trust has an independent, professional trustee, Ogier Employee Benefit Trustee Limited, and is currently financed by advances from the Group. The Group accounts for its own shares as a fixed asset investment. Costs of administering the scheme are charged to the profit and loss account as they are incurred. At 31 December 2002 the Cordiant Communications Group 2001 Employee Benefit Trust owned 1.2 million (2001: 1.2 million) shares with a nominal value of (pound)0.6 million (2001:
(pound)0.6 million) and a market value of (pound)0.4 million (2001: (pound)1.1 million) and these are held for the long term benefit of the employees of the Group. The Trustee has agreed under the Trust Deed dated 21 June 2001 to waive, at the company's discretion, all rights to any future dividends which may be payable on any shares in the Company held in trust. Such waivers of dividends payable during the year ended 31 December 2002 amounted to (pound) nil.

(pound)0.1 million has been charged as an operating cost in the year to 31 December 2002 to reflect the cost of compensation of those share options which have been granted and are expected to vest in the future.

In the light of the fall in the price of the Company's shares during the current year, the Board has reconsidered the value at which the Cordiant Communications Group 2001 Employee Benefit Trust's investment in the Company's shares should be stated in the balance sheet. As a result of this review, the Board has concluded that it is prudent to make provision of (pound)1.6 million against the investment, to reflect the market value of these shares at 31 December 2002.

18.   Joint venture

The share of the assets of the joint venture at 31 December 2002 is disclosed below:


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2002           2001
                                                                                                       (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                                  36.8           38.2
Share of fixed assets                                                                                      1.9            2.1
Share of current assets                                                                                  147.0          150.8
------------------------------------------------------------------------------------------------------------------------------
Share of gross assets (including goodwill)                                                               185.7          191.1
------------------------------------------------------------------------------------------------------------------------------
Share of liabilities due within one year                                                                (156.1)        (162.2)
Share of liabilities due after one year                                                                   (2.6)          (2.7)
------------------------------------------------------------------------------------------------------------------------------
Share of gross liabilities                                                                              (158.7)        (164.9)
------------------------------------------------------------------------------------------------------------------------------
Share of joint venture                                                                                    27.0           26.2
------------------------------------------------------------------------------------------------------------------------------

Under the terms of the Group's contractual agreement with Publicis Groupe SA the directors consider Zenith Optimedia Group Limited to be a joint venture. Zenith Optimedia Group Limited is an investment holding company with subsidiary groups carrying on the business of media planning and buying in the advertising industry. The Group owns 25% of the class 'A' shares and controls 25% of the Zenith Optimedia Group Limited. The class 'A' shares have a nominal value of 50p. The class B shares have a nominal value of (pound)1 and 'A' and 'B' shares rank pari passu in all respects as if they constituted one class of shares.

The goodwill on the acquisition of Zenith Optimedia Group Limited is being amortized over 20 years and amortization for the year ended 31 December 2002 was (pound)1.9 million (2001: (pound)0.4 million). During the year a fair value adjustment of (pound)0.5 million was made to increase the goodwill in respect of an additional liability incurred in connection with the transaction.


19.  Debtors

                                                                                                                Group
                                                                                                         -------------------
                                                                                                           2002         2001
Due within one year:                                                                                   (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------
Trade debtors                                                                                            289.2         358.1
Amounts due from joint venture and associated undertakings                                                 0.4           0.3
Deferred tax                                                                                               7.6           6.5
Other debtors                                                                                             18.5          27.0
Prepayments and accrued income                                                                            22.6          26.4
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                    338.3         418.3
------------------------------------------------------------------------------------------------------------------------------
Due after one year:
------------------------------------------------------------------------------------------------------------------------------
Deferred tax                                                                                               0.5             -
Other debtors                                                                                              3.9           6.3
Prepayments and accrued income                                                                            17.7          21.1
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     22.1          27.4
------------------------------------------------------------------------------------------------------------------------------
Total debtors                                                                                            360.4         445.7
------------------------------------------------------------------------------------------------------------------------------

Total Group other debtors amounted to(pound)22.4 million (2001:(pound)33.3 million). Total Group prepayments and accrued income amounted to(pound)40.3 million (2001:(pound)47.5 million).

The deferred tax debtor is comprised as follows:
------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2002         2001
                                                                                                        (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Tax losses                                                                                                 2.1          0.5
Other timing losses                                                                                        6.0          6.0
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      8.1          6.5
------------------------------------------------------------------------------------------------------------------------------

A deferred tax asset of (pound)93.6 million (2001: (pound)83.0 million) relating to carried forward losses and other timing differences has not been recognized. The tax benefit of these losses and timing differences can only be realized through the offset against particular types of future income, for example, capital gains, and in particular taxation jurisdictions. In the opinion of the Directors, there is not sufficient evidence presently available that such income will be generated to support the recognition of all such assets.

Valuation and Qualifying accounts

                                                                          Balance at                              Balance at
                                                                           beginning    Profit and                    end of
                                                                           of period   loss charge     Utilized       period
                                                                            (pound)m      (pound)m     (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------
Year ended 31 December 2002
Provision for bad and doubtful debts (deducted from trade debtors)              16.4         0.7          (4.9)        12.2
Provision for non recoverable work in progress (deducted from work in
progress)                                                                        0.7         0.3          (0.2)         0.8
------------------------------------------------------------------------------------------------------------------------------
Year ended 31 December 2001
Provision for bad and doubtful debts (deducted from trade debtors)              18.3         -            (1.9)        16.4
Provision for non recoverable work in progress (deducted from work in
progress)                                                                        1.1         -            (0.4)         0.7
------------------------------------------------------------------------------------------------------------------------------
Year ended 31 December 2000
Provision for bad and doubtful debts (deducted from trade debtors)             11 .2         7.1           -           18.3
Provision for non recoverable work in progress (deducted from work in
progress)                                                                        0.7         0.4           -            1.1
------------------------------------------------------------------------------------------------------------------------------

20.  Current asset investments
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2002          2001
                                                                                                      (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------
Cash deposits                                                                                              0.4           0.6
Other - unlisted                                                                                           0.3           0.3
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      0.7           0.9
------------------------------------------------------------------------------------------------------------------------------


21.  Creditors

                                                                                                                Group
                                                                                                      ----------------------
                                                                                                          2002           2001
Due within one year:                                                                                  (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                                                 6.9          18.9
Bank overdrafts                                                                                            8.0          10.4
Finance leases and hire purchase                                                                           1.4           2.2
Tax and social security                                                                                   33.8          39.2
Trade creditors                                                                                          272.6         325.4
Amounts due to subsidiary undertakings                                                                       -             -
Amounts due to joint venture and associated undertakings                                                   2.2           5.0
Accruals and deferred income                                                                             115.7         135.4
Other creditors                                                                                           14.0          19.8
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                    454.6         556.3
------------------------------------------------------------------------------------------------------------------------------
Due after one year:
Bank loans                                                                                               122.9         115.4
Guaranteed Senior Notes                                                                                  108.7         119.9
Finance leases and hire purchase                                                                           0.2           0.3
Tax and social security                                                                                   10.9          18.8
Accruals and deferred income                                                                               5.3           3.7
Other creditors                                                                                            3.8           5.9
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                    251.8         264.0
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Maturity of bank loans, overdrafts and Guaranteed Senior Notes
------------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                       14.9          29.3
In more than one year but not more than two years                                                        122.9           4.2
In more than two years but not more than five years                                                       27.9         111.2
In more than five years                                                                                   80.8         119.9
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                    246.5         264.6
------------------------------------------------------------------------------------------------------------------------------

As at 31 December 2002, an amount of (pound)0.8 million (2001: (pound)2.0 million) included in bank loans and overdrafts was secured by charges over assets. In addition an amount of (pound)235.3 million of Guaranteed Senior Notes and bank loans was secured by guarantees by certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. As at 31 December 2001 an amount of (pound)231.0 million of the Group's borrowings was secured by guarantees from certain subsidiaries. Liabilities under finance leases are secured on the assets leased.

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated credit facility and Guaranteed Senior Notes. The coupon payable on Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR or EURIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated credit facility and the Guaranteed Senior Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is subject to certain restrictions on its use of cash flow, including acquisition payments, capital expenditure, dividends and the use of disposal proceeds. The Guaranteed Senior Notes mature in April 2011 and had an average life of eight years at issue in April 2001 taking into account scheduled repayments of $35.0 million ((pound)21.7 million) per annum from April 2007. The holders of the Guaranteed Senior Notes are entitled to require the Company to pre-pay the Notes in November 2004 (or upon any refinancing of the Group's syndicated bank facilities if earlier) with a 'make-whole' penalty, unless the Group meets certain financial tests at that time (see note 27).

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

In April 2003, due to an anticipated inability to comply with certain financial covenants, the Group and its lenders reached an agreement (the "Support Agreement") pursuant to which the lenders agreed to waive through July 15, 2003 compliance with certain covenants which would otherwise have prevented the Group from having access to its committed undrawn facilities under the Loan Agreement. Access to these funds until July 15, 2003 however remains subject to certain conditions, including no new event of default occurring under the Loan Agreement, Note Agreement or Support Agreement. The Support Agreement also amends certain provisions of both the Loan Agreement and the Note Agreement to clarify the terms of payment of certain fees under the Loan Agreement, further restricts the payment of dividends and the making of acquisitions and conforms certain events of default under both the Loan Agreement and the Note Agreement.



22.  Finance leases
------------------------------------------------------------------------------------------------------------
                                                                                         2002          2001
                                                                                     (pound)m      (pound)m
Gross obligations under finance leases due after more than one year
------------------------------------------------------------------------------------------------------------
Within one to two years                                                                   0.2           0.3
------------------------------------------------------------------------------------------------------------


23.  Guarantees

In 1997 the Group gave guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at 31 December 2002 were (pound)145.3 million (2001: (pound)174.9 million).

Other guarantees given by Group companies to third parties amounted to (pound)9.5 million at 31 December 2002 (2001: (pound)5.8 million).

24.  Provisions

--------------------------------------------------------------------------------------------------------------------------------
                                                                                  Pensions and
                                                       Deferred                        similar
                                                       Taxation                     employment
                                                       restated        Property    obligations           Other          Total
Provisions for liabilities and charges                 (pound)m        (pound)m       (pound)m        (pound)m         (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Gross provisions
At beginning of the year                                    0.5          24.4           18.8            1.2            44.9
Translation adjustment                                      -            (0.5)          (1.4)            -             (1.9)
Profit and loss account                                     0.1           9.0            2.8           (0.9)           11.0
Utilized                                                    -            (4.4)          (3.6)            -             (8.0)
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                          0.6          28.5           16.6            0.3            46.0
-------------------------------------------------------------------------------------------------------------------------------
Discount
At beginning of the year                                    -             4.4             -              -              4.4
Profit and loss account                                     -             0.1             -              -              0.1
Unwinding of discount utilization                           -            (0.6)            -              -             (0.6)
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                          -             3.9             -              -              3.9
-------------------------------------------------------------------------------------------------------------------------------
Net book value
At beginning of the year                                    0.5          20.0           18.8            1.2            40.5
-------------------------------------------------------------------------------------------------------------------------------
At end of the year                                          0.6          24.6           16.6            0.3            42.1
-------------------------------------------------------------------------------------------------------------------------------

Further disclosures regarding the deferred tax asset are shown in note 19.

The property provision is the estimated future cost of the Group's vacant properties based on known and estimated rental subleases. The cost includes provisions for required dilapidation costs and any anticipated future rental shortfalls. Other provisions comprise certain contingent liabilities where the timing and nature of the settlement is uncertain but considered probable.

Of the provisions for pensions and similar employment obligations, (pound)1.0 million (2001: (pound)1.1 million) relates to defined contribution schemes, (pound)0.3 million (2001: (pound)0.3 million) relates to the defined benefit scheme, (pound)2.7 million (2001: (pound)3.0 million) relates to an unfunded deferred compensation plan (see note 32), (pound)10.3 million (2001: (pound)11.4 million) relates to a separate arrangement to provide post-retirement benefits (see note 32) and (pound)2.3 million (2001: (pound)3.0 million) relates to other overseas statutory requirements.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2002           2001
Analysis of leasehold property provisions by years:                                                   (pound)m        (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Within one year                                                                                            7.6            3.8
One to two years                                                                                           6.3            2.5
Two to five years                                                                                          6.6            7.6
After five years                                                                                           4.1            6.1
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     24.6           20.0
-------------------------------------------------------------------------------------------------------------------------------


Deferred Taxation
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          2002           2001            2000
                                                                                      (pound)m       (pound)m        (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Provisions for UK deferred taxation                                                         -               -             1.0
Provisions for overseas deferred taxation                                                  1.5             0.5             -
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           1.5             0.5            1.0
-------------------------------------------------------------------------------------------------------------------------------

The Group has no material deferred tax liabilities unprovided in respect of accelerated capital allowances.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements, exclusive of amounts which if remitted in the near future would result in little or no tax by operation of relevant statutes normally in effect, aggregated (pound)76.0 million (2001: (pound)76.0 million), (2000: 80.0 million).

Temporary differences at the appropriate tax rate at 31 December 2002 and 2001 are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002            2001
                                                                                                    (pound)m        (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax asset
Accrued property rental expense                                                                            7.8             7.3
Accrued compensation                                                                                       4.8             6.4
Capital loss carryforwards                                                                                13.9            13.9
Operating loss carryforwards *                                                                            51.8            47.6
Interest expense deferred for tax                                                                          7.3            --
Other                                                                                                     20.1            16.3
-------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                                105.7            91.5
Valuation allowance                                                                                      (93.6)          (83.0)
-------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                                    12.1             8.5
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
Other                                                                                                    (4.6)           (2.5)
-------------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                                   7.5             6.0
-------------------------------------------------------------------------------------------------------------------------------

*See note 8 for a discussion of potential restrictions on operating loss carryforwards.

A valuation allowance is provided to reduce the deferred tax assets to a level which, based on weight of available evidence, will more likely than not be realized based on this criteria.

The net change in the valuation allowance for deferred tax assets during 2002 amounted to an increase of (pound)10.6 million.

The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non current intangible assets is (pound)1.1 million.

25.  Share capital

                                                                                                          2002           2001
                                                                                                      (pound)m       (pound)m
-------------------------------------------------------------------------------------------------------------------------------

Authorized share capital of the Company                                                                  260.0          260.0
-------------------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid:
410,687,875 Ordinary shares of 50p each (2001: 400,880,110)                                              205.3          200.4
-------------------------------------------------------------------------------------------------------------------------------

During the year the Company issued 2.2 million Ordinary shares of 50p each for consideration of (pound)1.7 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 7.6 million Ordinary shares of 50p each for a total consideration of (pound)6.3 million in respect of the settlement of contingent consideration on previous transactions.

26.  Movement in shareholders' funds

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Profit
                                        Share      Share     Merger     Shares to  Special   Warrant   Other     and loss
                                        capital    premium   reserve    be issued  reserves  reserve   reserves  account   Total
                                        (pound)m   (pound)m  (pound)m   (pound)m   (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 1999                      114.4        3.2       3.4       1.4       25.7        -        -       (193.9)     (45.8)
Prior year adjustment - deferred tax        -          -         -         -          -         -        -          1.6        1.6
------------------------------------------------------------------------------------------------------------------------------------
                                         114.4        3.2       3.4       1.4       25.7        -        -       (192.3)     (44.2)
Issues of Ordinary Shares net of
expenses                                  67.9      134.0     247.3      33.7         -         -        -           -       482.9
Options for payments for employee
share scheme                                -          -         -         -          -         -        -         (1.7)      (1.7)
Goodwill arising on acquisitions made
in previous periods                         -          -         -         -          -         -        -         (0.1)      (0.1)
Profit retained for the period              -          -         -         -          -         -        -         25.2       25.2
Reversal of imputed employee share
scheme cost                                 -          -         -         -          -         -        -          4.1        4.1
Translation adjustment                      -          -         -         -          -         -        -         (1.3)      (1.3)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2000
Prior year adjustment-                   182.3      137.2     250.7      35.1       25.7        -        -       (166.1)     464.9
deferred tax                                -         -          -         -          -         -        -          2.5        2.5
------------------------------------------------------------------------------------------------------------------------------------
At beginning of year - restated          182.3      137.2     250.7      35.1      25.7         -        -       (163.6)     467.4
Consideration for acquisitions in the
year                                      13.6       33.4      15.5        -         -          -        -           -        62.5
Adjustments to contingent
consideration                              1.8        1.7        -      (21.8)       -        20.8       -           -         2.5
Exercising of employee share
schemes                                    2.7        6.1        -       (0.2)       -          -        -         (4.5)       4.1
Transfer of merger reserve                  -          -     (231.0)       -         -          -     231.0          -          -
Release of reserves against
Investments and loan provisions             -          -       (5.4)       -         -          -    (150.0)      155.4         -
Loss retained for the year                  -          -         -         -         -          -        -       (277.6)    (277.6)
Gain on sale of joint venture and
subsidiary undertakings - unrealized        -          -         -         -         -          -      44.4          -        44.4
Realization of gain on sale of joint
venture and subsidiary undertakings         -          -         -         -         -          -      (0.4)        0.4         -
Translation adjustment                      -          -         -         -         -          -        -          3.7        3.7
Other movements                             -          -         -         -         -          -        -         (0.2)      (0.2)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                      200.4      178.4      29.8      13.1      25.7       20.8    125.0      (286.4)     306.8
------------------------------------------------------------------------------------------------------------------------------------
Adjustments to contingent
consideration                              3.8        0.1       2.4      (3.9)       -          -        -           -         2.4
Exercising of employee share
schemes                                    1.1        0.6        -       (0.4)       -          -        -         (1.3)        -
Release of reserves against
investments and loan provisions             -          -      (14.1)       -         -          -     (81.0)       95.1         -
Loss retained for the year                  -          -         -         -         -          -        -       (233.6)    (233.6)
Realization of gain on sale of joint
venture and subsidiary undertaking          -          -         -         -         -          -      (2.2)        2.2         -
Reclassification of reserves                -        (4.7)      4.7        -         -          -        -           -          -
Translation adjustment                      -          -         -         -         -          -        -         (6.1)      (6.1)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                      205.3      174.4      22.8       8.8      25.7       20.8     41.8      (430.1)      69.5
------------------------------------------------------------------------------------------------------------------------------------

Group other reserves at 31 December 2002 comprise merger reserve (pound)22.8 million (2001: (pound)29.8 million), shares to be issued (pound)8.8 million (2001: (pound)l3.1 million), special reserve (pound)25.7 million (2001:
(pound)25.7 million), warrant reserve (pound)20.8 million, an unrealized gain on the sale of joint venture an subsidiary undertaking of (pound)41.8 million (2001: (pound)44.0 million) and other reserves of (pound)nil (2001: (pound)81.0 million).

The total movement in the merger reserve in 2002 of (pound)7.0 million arose following the adjustments to contingent consideration which increased the merger reserve by (pound)2.4 million, the transfer of (pound)14.1 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-classification of (pound)4.7 million of the share premium to the merger reserve.

The total movement in the merger reserve in 2001 of (pound)220.9 million arose following the acquisition, by issue of the Company's shares, of the Group's 100% interest in Bulletin International Limited, Gallagher & Kelly Public Relations Limited and Presentation Communications International Limited which increased the merger reserve by (pound)15.5 million, the transfer of (pound)5.4 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-designation of (pound)231.0 million of the merger reserve to other reserves following Group restructuring.

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

As at 31 December 2002 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to (pound)115.5 million (2001: (pound)15.5 million).

The special reserve is also non distributable other than for the purposes of paying up shares in a bonus issue of fully paid shares.

The reclassification of reserves relates to the issues of share in respect of certain earnout payments made in 2001 and should have been taken to the merger reserve.

As at 31 December 2002, the Profit and loss Account included cumulative exchange translation losses of (pound)33.4 million (2001:(pound)27.3 million; 2000:
(pound)31.0 million).

27. Commitments and contingent liabilities

The Group is committed to make certain capital payments in the form of deferred consideration and earnouts. The Directors' best estimate of commitments, totalling (pound)14.0 million (2001: (pound)24.6 million) have been accrued in the balance sheet. Of this amount (pound)6.3 million (2001: (pound)13.0 million) is payable in cash with the remaining (pound)7.7 million (2001: (pound)11.6 million) being payable in new Ordinary shares. Actual share based payments and cash based payments made in the year were (pound)6.3 million and (pound)9.5 million, respectively. The calculations for the earnouts accrued at the year end are based on the Group's contractual obligations and the Directors' best estimate of future obligations, which are dependent on the future performance of the interests acquired. At 31 December 2002 the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases chargeable to the profit and loss account for the following year:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002         2001
Capital expenditure:                                                                                  (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Committed but not provided for                                                                               -         0.7
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                   Land and
                                                                   buildings           Other            2002         2001
------------------------------------------------------------------------------------------------------------------------------------
Non-cancellable operating leases which expire:                     (pound)m            (pound)m       (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Within one year                                                        1.5             1.5             3.0             4.1
Within two to five years                                               5.5             2.1             7.6             8.6
Over five years                                                       14.8               -            14.8             16.3
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                 21.8             3.6            25.4             29.0
------------------------------------------------------------------------------------------------------------------------------------

Future minimum cash lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum cash capital lease payments as of December 31, 2002 are:

--------------------------------------------------------------------------------
                                          Finance        Operating
                                          leases         leases
                                          (pound)m       (pound)m


Year ending December 31:
2003                                        1.4            28.9
2004                                        0.2            26.9
2005                                          -            21.8
2006                                          -            17.3
2007                                          -            14.2
Later years, through 2013                     -            60.9
--------------------------------------------------------------------------------
Total minimum lease payments                1.6           170.0
--------------------------------------------------------------------------------


Contingent Liabilities

Make whole penalty
The make whole penalty arises on any prepayment of the Guaranteed Senior Notes (Notes).

The make whole penalty, if triggered under certain circumstances, is calculated as the discounted interest differential on the level of prepaid debt at the applicable coupon rate and the available market rate on US treasury stock at the time of redemption plus a margin of 0.5 %. In the case of a change of control situation triggering the make-whole penalty, the coupon rate applicable to the make-whole calculation is 9.25% per annum. For all other make-whole calculations the coupon rate is 7.61% per annum. The discount calculation is calculated on the basis of the redeemed Notes and is performed over the remaining life of such Notes. The total Guaranteed Senior Notes of $175.0 million mature in April 2011 and annual repayments of $35.0 million are due from April 2007 until maturity.

Put options

The Group has entered into agreements with certain shareowners of the partially owned subsidiaries to acquire additional equity interests in the future. These agreements typically contain options requiring the Group to purchase their shares at specified times up to 2011 for consideration calculated on the basis of average earnings both before and after the exercise of the option.

All agreements contain clauses that cap the maximum consideration payable by the Group. On the basis of the relevant companies' current financial performance the estimated amount that would be payable by the Group in respect of these options, if all such options were exercised, is (pound)13.7 million, all of which is payable in cash.

For those agreements that have caps on the liability exposure, the total capped amount is (pound)22.7 million.

At 31 December 2002, none of the options were exercised.

28.  Transactions with related parties

During the year turnover billed to the Group in the ordinary course of business by the joint venture: Zenith Optimedia Group Limited and the associated undertaking: The Facilities Group Limited was as follows:

--------------------------------------------------------------------------------
                                                       2002         2001
                                                      (pound)m    (pound)m
--------------------------------------------------------------------------------

Media services                                          33.0         79.7
Production                                               0.9          1.0
--------------------------------------------------------------------------------
Total                                                   33.9         80.7
--------------------------------------------------------------------------------

The balances with joint ventures and associated undertakings at 31 December 2002 are disclosed in Notes 19 and 21.

No Director had any material interest in any contracts with the Company or any of its subsidiaries or owned shares in any subsidiary.


29.  Derivatives and other financial instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments - Group policy
The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central (pound)155.9 million bank facility (2001: $225.0 million, (pound)154.1 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate swaps and forward foreign currency contracts. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group's trading activities.

Interest rate risk
The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Group's fixed and floating rate borrowings are denominated in sterling or US dollars. The Group's policy is to manage this exposure primarily via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in line with Group policy.

As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011, in line with the expected maturity of the Guaranteed Senior Notes, was in place.

Liquidity risk
The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Foreign currency risk
The Group has significant and diverse investments in foreign operations. The Group's balance sheet and profit and loss account can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge the translation of international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge transaction exposures on cash repatriations from its international operations and cross-border trading.

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP 24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page F-32.

Foreign exchange and Interest rate management
Foreign exchange and interest rate exposures are managed centrally by the Group's treasury operations based in London. The Board determines policies governing the use of financial instruments.

The Group's interest rate management policy is to protect a significant proportion of the Group's borrowing requirement from material movements in interest rates. As at 31 December 2002, a fixed to floating US dollar swap with maturity in 2011 in line with the expected maturity of the Guaranteed Senior Notes was in place.

Interest rate profile
The interest rate profile of the financial liabilities of the Group was:

------------------------------------------------------------------------------------------------------------------------------------
                                      2002                                                      2001
                                                Financial                                            Financial
                     Floating         Fixed   liabilities                  Floating        Fixed   liabilities
                         rate          rate      on which                      rate         rate      on which
                    financial     financial   no interest                 financial    financial   no interest
                  liabilities   liabilities       is paid        Total  liabilities  liabilities       is paid         Total
------------------------------------------------------------------------------------------------------------------------------------
Currency             (pound)m      (pound)m      (pound)m     (pound)m     (pound)m     (pound)m      (pound)m      (pound)m
Sterling                123.0             -          0.6        123.6          91.9         20.1           3.8         115.8
US Dollars               33.6          80.7          0.1        114.4          36.6         89.1           2.4         128.1
Korean Won                 -             -            -            -             -          10.4            -           10.4
Other                     7.5           3.4          5.6         16.5          12.2          6.8           6.8          25.8
------------------------------------------------------------------------------------------------------------------------------------
Total                   164.1          84.1          6.3        254.5         140.7        126.4          13.0         280.1
------------------------------------------------------------------------------------------------------------------------------------

Fixed rate financial liabilities

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   2002                          2001
                                                                       -------------------------------------------------------------
                                                                                         Weighted                     Weighted
                                                                            Weighted      average     Weighted         average
                                                                             average       period      average         period
                                                                       interest rate  to maturity   interest rate   to maturity
Currency                                                                           %       months              %        months
                                                                       -------------------------------------------------------------
Sterling                                                                           -            -          5.3            19
US Dollars                                                                       9.3           70          7.6            82
Korean Won                                                                         -            -         11.0             1
Other                                                                            3.4           26         12.1            19
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                            9.0           68          7.8            62
------------------------------------------------------------------------------------------------------------------------------------

The floating rate financial liabilities comprise bank borrowings under the Group's revolving credit facility and amounts swapped from fixed rate to floating rate. These liabilities bear interest at rates set in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The fixed rate liabilities comprise amounts outstanding under the Guaranteed Senior Notes (net of amounts swapped to floating rate).

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition cash payments due after one year. The weighted average period to maturity of these liabilities is 10 months (2001: 16 months).

The interest rate profile of the financial assets of the Group was:

------------------------------------------------------------------------------------------------------------------------------------
                                                          2002                                   2001
                                          ------------------------------------------------------------------------------------------
                                           Floating         Fixed                     Floating          Fixed
                                               rate          rate                         rate           rate
                                          financial     financial                    financial      financial
                                             assets        assets          Total        assets         assets    Total
Currency                                   (pound)m      (pound)m       (pound)m      (pound)m       (pound)m (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Sterling                                        0.1             -           0.1            0.2              -     0.2
Korean Won                                      0.2             -           0.2            0.2              -     0.2
Other                                           2.0           0.1           2.1            2.1            0.2     2.3
------------------------------------------------------------------------------------------------------------------------------------
Total                                           2.3           0.1           2.4            2.5            0.2     2.7
------------------------------------------------------------------------------------------------------------------------------------

Fixed rate financial assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                            2002                          2001
                                                               ---------------------------------------------------------------------
                                                                                    Weighted                        Weighted
                                                                       Weighted      average       Weighted          average
                                                                        average       period        average           period
                                                                  interest rate  to maturity  interest rate      to maturity
Currency                                                                      %       months              %           months
------------------------------------------------------------------------------------------------------------------------------------
Other                                                                       5.1            3            2.4                2
------------------------------------------------------------------------------------------------------------------------------------

The floating rate financial assets comprise loans to employees and other third parties, on which interest is fixed quarterly on an arms length basis by reference to the appropriate inter-bank rate and short-term money market deposits and investment funds bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates where appropriate.

Currency exposures
The Group's currency exposures, that give rise to the net currency gains and losses recognized in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent that these are not matched. As at 31 December 2002, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group's profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total nominal value of (pound)34.6 million were outstanding at 31 December 2002 (2001: (pound)l06.2 million). It is Group policy to hedge only known exposures and not to speculate on foreign currency movements.

Maturity of financial liabilities
The maturity profile of the Group's financial liabilities, excluding short-term creditors as defined, is as follows:

--------------------------------------------------------------------------------
                                                               2002      2001
Expiring                                                   (pound)m  (pound)m
--------------------------------------------------------------------------------
In one year or less, or on demand                             21.4      37.2
In more than one year but not more than two years            124.0       9.7
In more than two years but not more than five years           22.1     113.3
In more than five years                                       87.0     119.9
--------------------------------------------------------------------------------
Total                                                        254.5     280.1
--------------------------------------------------------------------------------


As described in Notes 1 and 21, in February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal program.

Borrowing facilities
The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

--------------------------------------------------------------------------------
                                                             2002        2001
Expiring                                                  (pound)m   (pound)m
--------------------------------------------------------------------------------
In one year or less                                            3.9       8.8
In more than two years but not more than five years           29.3      42.9
--------------------------------------------------------------------------------
Total                                                         33.2      51.7
--------------------------------------------------------------------------------

In addition to the Guaranteed Senior Notes ($175.0 million, fully drawn), the Group had committed central bank facilities of (pound)l55.9 million, of which (pound)l26.6 million was drawn at 31 December 2002 (2001: (pound)111.2 million). The Group also had other committed borrowing facilities of (pound)3.9 million, none of which was drawn at 31 December 2002 (2001: other committed facilities of (pound)8.8 million, none of which was drawn at 31 December 2001). The maturity profile of the Guaranteed Senior Notes and committed central bank facilities is as follows:

--------------------------------------------------------------------------------
                                                             2001        2002
Expiring                                                  (pound)m   (pound)m
--------------------------------------------------------------------------------
In one year or less                                            3.9      19.3
In more than one year but not more than two years            155.9         -
In more than two years but not more than five years              -     154.1
In more than five years                                      108.7     119.9
--------------------------------------------------------------------------------
Total                                                        268.5     293.3
--------------------------------------------------------------------------------

Group borrowings other than those disclosed above are uncommitted borrowings, and as such could become repayable on demand at 31 December 2002. A total of (pound)11.2 million of such borrowings were outstanding at 31 December 2002 (2001: (pound)22.9 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities.

Fair values of financial assets and liabilities

Set out below is a comparison by category of the book values of the Group's financial assets and liabilities:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         2002                  2001
                                                                                         Book       Fair       Book       Fair
                                                                                       values     values     values     values
Primary instruments held to finance the Group's operations:                          (pound)m   (pound)m   (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings and current portion of long-term borrowings                     (139.5)     (139.5)   (147.2)    (147.2)
Long-term borrowings                                                                  (108.7)     (123.6)   (119.9)    (126.9)
Cash deposits                                                                            0.5         0.5       0.6        0.6
Other financial liabilities                                                             (6.3)       (5.6)    (13.0)     (11.0)
Other financial assets                                                                   1.9         1.9       1.9        1.9
------------------------------------------------------------------------------------------------------------------------------------
Derivative instruments held to manage the interest rate and currency profile:
Interest rate swap                                                                         -         3.8         -        0.1
Foreign currency contracts                                                                 -         0.1         -        0.3
------------------------------------------------------------------------------------------------------------------------------------

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate swaps have been calculated using indicative bank valuations of applicable contracts outstanding as at 31 December 2002. The Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognized gains or losses on such hedges at either 31 December 2002 or 31 December 2001.

30.  Directors' Emoluments

The total emoluments, including pension costs, for the year ended December 31, 2002 were (pound) 3,880,000 (2001: (pound) 3,070,000).

The emoluments, excluding pension costs, of the Chairman and Highest paid Director, were:

  Year ended December 31, 2002
  Charles Scott (Chairman)                (pound) 225,000
  Michael Bungey (Highest paid            (pound) 739,000
  Director)

  Year ended December 31, 2001
  Charles Scott (Chairman)               (pound) 220,000
  Michael Bungey (Highest paid           (pound) 763,000
  Director)

 31. Employee share schemes

Options outstanding at 31 December 2002 under the Company's share option schemes are shown below:
------------------------------------------------------------------------------------------------------------------------------------
                                                               Date of        Number      Exercise                   Options
                                                                 grant     of shares         price               exercisable
------------------------------------------------------------------------------------------------------------------------------------
Performance Option Scheme                                     May 1995       189,635           73p      May 1998 to May 2005
                                                              Aug 1995       189,634           95p      Aug 1998 to Aug 2005
                                                              Apr 1996       192,500          130p      Apr 1999 to Apr 2006
                                                              Apr 1996       477,500*         130p      Apr 2001 to Apr 2003
                                                              Apr 1997       420,000          132p      Apr 2000 to Apr 2007
                                                              Apr 1997       572,500*         132p      Apr 2003 to Apr 2007
------------------------------------------------------------------------------------------------------------------------------------
Demerger Performance Option Scheme                            May 1995        41,462           73p      May 1998 to Dec 2004
                                                              Aug 1995        41,463           95p      Aug 1998 to Dec 2004
                                                              Apr 1996        98,750          130p      Apr 1999 to Dec 2004
                                                              Apr 1996       248,750*         130p      Apr 2001 to Apr 2003
                                                              Apr 1997       165,000          132p      Apr 2000 to Dec 2004
                                                              Apr 1997       186,250*         132p      Apr 2003 to Dec 2004
------------------------------------------------------------------------------------------------------------------------------------
Performance Share Option Scheme                               Dec 1997     3,034,129          105p      Dec 2000 to Dec 2004
                                                              May 1998       559,138          124p      May 2001 to May 2005
                                                              Mar 1999     1,061,013          165p      Mar 2002 to Mar 2006
                                                              Aug 1999        62,322          177p      Aug 2002 to Aug 2006
                                                              Mar 2000       162,621          359p      Mar 2003 to Mar 2007
                                                              Aug 2000        60,230          347p      Aug 2003 to Aug 2007
                                                              Dec 2000        89,248          247p      Dec 2003 to Dec 2007
------------------------------------------------------------------------------------------------------------------------------------
Equity Participation Plan                                     Dec 1997     3,537,999          105p      Dec 2000 to Dec 2004
                                                              Mar 1999        80,029          165p      Mar 2002 to Mar 2006
------------------------------------------------------------------------------------------------------------------------------------
Zenith Executive Incentive Plan                               Apr 1999        30,823          161p      Apr 2002 to Apr 2006
------------------------------------------------------------------------------------------------------------------------------------
Healthworld Grants                                            Nov 1997        69,314          129p      Mar 2000 to Nov 2004
                                                              Nov 1997       337,165          130p      Mar 2000 to Nov 2007
                                                              Nov 1997       108,305          143p      Mar 2000 to Nov 2007
                                                              Feb 1998        64,991          216p      Mar 2000 to Feb 2003
                                                              Feb 1998        30,324          217p      Mar 2000 to Feb 2008
                                                              Feb 1998        31,503          238p      Mar 2000 to Feb 2003
                                                              Feb 1998        11,809          239p      Mar 2000 to Feb 2003
                                                              Jul 1998       129,966          218p      Mar 2000 to Jul 2008
                                                              Jul 1998        28,148          216p      Mar 2000 to Jul 2005
                                                              Dec 1998        34,903          155p      Mar 2000 to Dec 2008
                                                              Dec 1998       243,021          156p      Mar 2000 to Dec 2008
                                                              Jan 1999        10,830          198p      Mar 2000 to Jan 2006
                                                              Feb 1999        90,255          209p      Mar 2000 to Feb 2006




                                                              Apr 1999         8,664          173p      Mar 2000 to Apr 2006
                                                              Aug 1999        58,050          180p      Mar 2000 to Aug 2009
                                                              Nov 1999       866,440          252p      Apr 2001 to Nov 2009
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                               Date of        Number     Exercise                   Options
                                                                 grant     of shares        price               exercisable
------------------------------------------------------------------------------------------------------------------------------------
1999 Lighthouse Global Network Grants                         Jan 1999        62,538         31p       Sep 2000 to Jan 2009
------------------------------------------------------------------------------------------------------------------------------------
2000 Lighthouse Global Network Grants                         Apr 2000     1,405,101         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        75,893         190p      Sep 2000 to Apr 2010
                                                              Apr 2000        26,992         216p      Sep 2000 to Apr 2010
                                                              Apr 2000        36,481         241p      Sep 2000 to Apr 2010
                                                              Apr 2000         7,818         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        20,847         165p      Sep 2000 to Apr 2010
                                                              Apr 2000         2,606         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        16,846         216p      Sep 2000 to Apr 2010
                                                              Apr 2000        30,227         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        31,270         216p      Sep 2000 to Apr 2010
                                                              Apr 2000        51,666         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        10,423         165p      Sep 2000 to Apr 2010
                                                              Apr 2000         5,212         165p      Sep 2000 to Apr 2010
                                                              Apr 2000        26,058         190p      Sep 2000 to Apr 2010
                                                              May 2000        52,117         165p      Sep 2000 to Jan 2010
                                                              May 2000        11,356         216p      Sep 2000 to Jan 2010
                                                              May 2000       289,718         241p      Sep 2000 to May 2010
                                                              May 2000        31,269         165p      Sep 2000 to May 2010
                                                              May 2000         2,606         165p      Sep 2000 to May 2010
                                                              May 2000        13,717         241p      Sep 2000 to May 2010
                                                              May 2000         2,606         165p      Sep 2000 to May 2010
                                                              May 2000        43,291         241p      Sep 2000 to May 2010
                                                              Ju1 2000         2,606         165p      Sep 2000 to Jul 2010
                                                              Ju1 2000       149,185         241p      Sep 2000 to Jul 2010
                                                              Aug 2000         7,818         241p      Sep 2000 to Aug 2010
                                                              Aug 2000       114,654         318p      Sep 2000 to Aug 2010
------------------------------------------------------------------------------------------------------------------------------------
Executive Share Option Scheme                                 Jun 2001       790,000         198p      Jun 2004 to Jun 2011
                                                              Apr 2002     8,279,546          78p      Apr 2005 to Apr 2012
                                                              Apr 2002        99,906          85p      Apr 2005 to Apr 2012
                                                              Apr 2002       205,318          85p      Apr 2005 to Apr 2012
                                                              Sep 2002       516,667          50p      Sep 2005 to Sep 2012
------------------------------------------------------------------------------------------------------------------------------------

The options marked * are super options, which are defined on page _.

Exercise prices have been rounded to the nearest penny. In the case of the demerger scheme, the date of grant shown is that of the original option replaced under the demerger scheme.

Long Term incentive Scheme

Executive Share Option Scheme
Two types of options may be granted under the Scheme - market value options (for the majority of participants) and discounted options (mainly, but not exclusively, for Executive Directors of the Company). The market value options have an exercise price equivalent to the market value of the Ordinary shares at the date of grant. Participants who are granted discounted options must make a non-refundable advance payment at the time of the grant equivalent to not less than 12.5% of the market value of the Ordinary shares at the time of grant. No further amount will be paid by such participants on exercise of the option. Options lapse ten years after the date of grant.

In September 2002, options over 516,667 shares were granted to executives. Of these, 416,667, including 250,000 discounted options, were granted to an Executive Director.

Equity Participation Plan
Participants in the Plan pay a cash sum equivalent to 12.5% of the market value of the Ordinary shares at the date of grant. No further amount is paid on exercise of the option. The plan expired in December 2000 and no further options may be granted thereunder.

Performance Share Option Scheme
Options granted under the scheme have an exercise price equal to market price at the time of grant. Participants are required to agree to a salary or bonus sacrifice of up to (pound)50,000 over a three year period. The sum payable is one eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. The scheme expired in December 2000 and no further options may be granted thereunder.

Other Schemes
The Company also has an Executive Share Option Scheme (the 1995 Performance Share Option Scheme), which expired in 1997, under which there are subsisting options - ordinary and super options. Options were granted to participants at market value at the time of grant.

At the year end, a small number of options remained under the Zenith Executive Incentive Plan, which was set up by the Company for senior executives of its former joint venture, Zenith. To participate, executives invested in the Scheme by cash payment or salary or bonus sacrifice. The Plan expired in December 2000 and no further options may be granted thereunder. The awards which vested during the year were paid wholly in cash.

Performance Criteria Applicable to Share Options and Equity Participation Rights

Executive Share Option Scheme
Options granted to participants who are not Directors of the Company will only be exercisable if the annual percentage growth in the Company's earnings per share (EPS) over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3% and (b) 5% per annum. The options will only be exercisable in full if the Company's EPS growth exceeds 20% per annum.

75% of the options granted to individual Directors will be exercisable in accordance with the above EPS target. The remaining 25% will be exercisable based on the total shareholder return (TSR) performance of the Company measured against a comparator group initially comprising the following companies from the advertising and media sector - Grey Advertising, Havas Advertising, Interpublic, Omnicom, Publicis, True North Communications, WPP, Aegis, Taylor Nelson Sofres, GWR, Scoot.Com, BskyB, Capital Radio, Carlton Communications, Chime, EMI, Incepta, Maiden, Pearson, Reed International, Tempus, United Business Media, Future Network and Scottish Media.

If the Company's performance places it in the top quartile among that group of companies, all of the latter part of the option will be exercisable. If the Company's performance places it below the median, that part of the option will not be exercisable at all.

Equity Participation Plan
Participants are eligible to receive shares if the Company's EPS growth is higher than the annual increase in the UK Retail Price Index plus 2% over a fixed three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares to a maximum of eight times the number of shares that could have been acquired with the original investment, can be issued on a pro-rata basis depending on EPS performance. To achieve maximum allocation requires EPS growth of 25% compound per annum. Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

Awards to Directors of the Company vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return
(TSR) compared to a group of major publicly quoted advertising groups initially comprising of GGT Group, Grey Advertising, Havas, Omnicom, Publicis, Saatchi & Saatchi, Interpublic, True North Communications and WPP.

Performance Share Option Scheme
Participants are eligible to exercise their options dependent on the performance of the Group over a three-year period. If EPS growth is higher than the UK Retail Price Index plus 2%, participants may exercise options on a pro-rata basis depending on EPS performance. Full exercise requires EPS growth of 25% compound per annum over three years. One half of the eligible options become exercisable after three years and the remainder one year later.

Other Schemes
Under the 1995 Performance Share Option Scheme, ordinary options are exercisable only if, over any three-year period from the date of grant, there is an increase in the EPS of the Company of 6% more than the increase in the UK Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in EPS from the date of grant has been sufficient to place the Company in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

The Zenith Executive Incentive Plan was set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant shares and, if necessary, cash. Actual entitlement was determined by measuring the growth in Zenith's operating profit over a three-year period.

Changes in the number of Ordinary shares issuable under executive share schemes are as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Weighted
                                                                                                 Number of               average
                                                                                                    shares        exercise price
                                                                                                                         (pence)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001                                                                       33,997,735                  143
Options granted                                                                                   1,005,506                  198
Options exercised                                                                                (5,062,842)                  81
Options lapsed                                                                                   (6,731,117)                 136
                                                                                             -------------------------------------
Balance at December 31, 2001                                                                     23,209,282                  144
Options granted                                                                                  10,254,416                   76
Options exercised                                                                                (2,248,559)                 104
Options lapsed                                                                                   (5,168,097)                 136
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                                                     26,047,042                  121
------------------------------------------------------------------------------------------------------------------------------------

At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was 31p to 359p and 6 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 13,790,990 and 18,167,672, respectively, and the weighted average exercise price of those options was 121p and 144p, respectively.

Changes in the number of Ordinary Shares issuable under options outstanding under Sharesave 1995 during the three year period ended 31 December 2002 were as follows:

                                                                                     2002             2001               2000
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of the year                                                          -                -        1,080,256
Options exercised                                                                         -                -         (592,976)
Options granted                                                                           -                -                -
Options lapsed                                                                            -                -         (487,280)
------------------------------------------------------------------------------------------------------------------------------------
At end of the year                                                                        -                -               -
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                                                                -                -               -
------------------------------------------------------------------------------------------------------------------------------------


32. Post retirement benefits

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

Cordiant participates in the Cordiant Group Pension Scheme, which is a multi-employer defined benefit scheme. Cordiant (together with Bates UK and related employers) is financially responsible for approximately 80% of the Scheme. This has been used as the basis of preparing the FIRS 17 disclosures below. Insured pensioners and AVC benefits that are matched by insurance policies have been excluded from both the assets and the liabilities and this is consistent with the prior year treatment.

The Cordiant Group Pension Scheme section was last valued by an independent qualified actuary at 31 March 2002. The financial position of the section has been projected forward based on changes in membership and investment values. The Projected Unit method was used for this valuation.

Contributions to the scheme during the period were (pound) 0.4 million. The funding level (ratio of assets to liabilities) was 60% as at 31 December 2002. The deficit will be principally borne by the Group over the remaining service lives of the existing employees.

The Group also operates funded and unfunded deferred compensation plans. Under the unfunded deferred compensation plan the accumulated liability at 31 December 2002 was (pound) 2.7 million (2001: (pound) 3.0 million) which is included in provisions for pensions and similar employment obligations (see note 24).

Under the funded deferred compensation plans the fair value of the assets and liabilities are reflected in these financial statements. The obligation at 3l December 2002 was (pound) 10.3 million (2001: (pound) 11.4 million) and are included in provisions for pensions and similar employment obligations (see note
24). The corresponding assets are included in prepayments due after one year (see note 19). Administration expenses are charges as they are managed.

The pension expense for the year was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2002           2001
                                                                                                       (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Defined benefit schemes                                                                                     0.4            0.9
Defined contribution schemes                                                                                9.6           10.0
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                      10.0           10.9
------------------------------------------------------------------------------------------------------------------------------------

The additional disclosures required by FRS 17 for defined benefit schemes are based on the Cordiant Fund section of the Cordiant Group Pension Scheme and are set out below:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             At                At
                                                                                                    31 December       31 December
(per annum)                                                                                                2002              2001
------------------------------------------------------------------------------------------------------------------------------------
The assumptions made were:
Discount rate                                                                                              5.6%           6.0%
Price inflation                                                                                            2.4%           2.5%
Rate of increase in salaries                                                                               3.9%           4.0%
Rate of increase in pensions in payment*                                                                     -              -
------------------------------------------------------------------------------------------------------------------------------------

*The rate of increase in pensions in payments is in line with the scheme rules. The statutory increase is 2.4% on pensions accrued after 5 April 1997. There is no allowance for discretionary increases, as there is no custom of awarding such increases.

The assumptions used by the Group are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered may not necessarily be borne out in practice.

The fair value of the Scheme's assets which are not intended to be realized in the short term and may be subject to significant change before they are realized, and the present value of the Scheme's liabilities, which are derived from cash flow projections over long periods and thus are inherently uncertain, were:

------------------------------------------------------------------------------------------------------------------------------------
                                                          Long term rate                      Long term rate
                                                               of return                           of return
                                                          expected as at                      expected as at
                                                             31 December              2002       31 December             2001
                                                                    2002          (pound)m              2001         (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Equities                                                            7.1%               5.7              7.5%              6.9
Corporate Bonds                                                     5.6%               1.5              6.0%              1.4
Gifts and cash                                                      4.6%               1.3              5.0%              1.1
------------------------------------------------------------------------------------------------------------------------------------
Total market value of assets                                                           8.5                                9.4
Present value of scheme liabilities                                                  (14.2)                             (13.3)
------------------------------------------------------------------------------------------------------------------------------------
Deficit in the scheme and net pension liability                                       (5.7)                              (3.9)
------------------------------------------------------------------------------------------------------------------------------------


It is not expected that a deferred tax asset on the deficit will be recoverable.

The amount of this net pension liability would have a consequential effect on reserves if FRS 17 were fully adopted.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           2002
Movement in deficit during the year                                                                                    (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Deficit in scheme at beginning of year                                                                                   (3.9)
Current service cost                                                                                                     (0.1)
Contributions paid                                                                                                        0.4
Past service cost                                                                                                           -
Other finance cost                                                                                                       (0.1)
Actuarial loss                                                                                                           (2.0)
---------------------------------------------------------------------------------------------------------------------------------
Deficit in the scheme at the end of the year                                                                             (5.7)
---------------------------------------------------------------------------------------------------------------------------------

If FRS 17 had been fully adopted in these financial statements the pension costs for defined benefit schemes would have been:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         2002
Analysis of other pension costs charged in arriving at operating loss                                                (pound)m
------------------------------------------------------------------------------------------------------------------------------
Current service cost                                                                                                      0.1
Past service cost                                                                                                         -
Previously unrecognized surplus deducted from past service cost                                                           -
Gains/losses on settlements or curtailments                                                                               -
Previously unrecognized surplus deducted from the settlement or curtailment losses                                        -
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          0.1

The projected unit method has been used for calculating the disclosure in accordance with FRS 17. As the defined benefit scheme is closed, under the projected unit method the current service costs will increase as the members of the scheme approach retirement.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         2002
Analysis of amounts included in other finance costs                                                                  (pound)m
------------------------------------------------------------------------------------------------------------------------------
Expected return on pension scheme assets                                                                                  0.7
Interest on pension scheme liabilities                                                                                   (0.8)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (0.1)
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002             2002
Analysis of amount recognized in Statement of Total Recognized Gains and Losses                            %         (pound)m
------------------------------------------------------------------------------------------------------------------------------
Actual return less expected return on scheme assets                                                                      (1.9)
Percentage of scheme assets                                                                           (22.0)
Experience gains and losses arising on scheme liabilities                                                                 0.6
Percentage of the present value of scheme liabilities                                                   4.0
Changes in assumptions underlying the present value of scheme liabilities                                                (0.7)
Percentage of the present value of scheme liabilities                                                  (5.0)
------------------------------------------------------------------------------------------------------------------------------
Actuarial loss recognized in statement of total recognized gains and losses                                              (2.0)
------------------------------------------------------------------------------------------------------------------------------
Percentage of the present value of scheme liabilities                                                 (14.0)
------------------------------------------------------------------------------------------------------------------------------

33. Reconciliation to US GAAP

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to profit and shareholders' funds, which would be required if US GAAP had been applied instead of UK GAAP, is set out below.

a) Dividends
Under UK GAAP, ordinary dividend proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

b) Goodwill and US purchase accounting
Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalized. Until 31 December 2000, goodwill on acquisitions made in the year ending 31 December 2000 was amortized over 20 years and goodwill on acquisitions made prior to 1 January 2000 was amortized over 40 years. In the year ended 31 December 2001, the economic life of all acquisitions made up to 30 June 2001 was revised and the goodwill arising from these acquisitions was amortized over its useful economic life up to a 20 year period, from date of acquisitions. The Group had not acquired any identifiable intangible assets.

SFAS 141 "Business Combinations" (SFAS 141") was adopted by the Group on July 1, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. It also specifies criteria that intangible assets must meet in order to be recognized separately from goodwill.

From 1 January 2002, SFAS 142 "Goodwill and Intangible Assets" ("SFAS 142") was adopted by the Group. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. In accordance with transitional arrangements, goodwill and intangible assets acquired in business combinations completed before 1 July 2001 were amortized in the year ended 31 December 2001. Goodwill acquired after 30 June 2001 has not been subject to amortization.

Upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This did not result in any significant reclassifications.

In accordance with SFAS 142 the Group performed an assessment of whether there was an indication that goodwill and equity method goodwill was impaired at 1 January 2002. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities including the existing goodwill to those reporting units as at 1 January 2002. At 1 January 2002, the Group determined the fair value of each reporting unit and compared it to the carrying value of the reporting unit. In all cases, the carrying value was equal to or less than the fair value, and there was no indicator of impairment and no transitional impairment loss.

Cordiant has chosen to undertake impairment reviews at 31 December on an annual basis. At 31 December 2002, the Group again performed an assessment of whether there was an indication that goodwill and equity method goodwill was impaired. To the extent that the carrying value of reporting units exceeded the fair value of reporting units, there was an indication that goodwill was impaired at reporting unit level. The Group then performed the second step of the impairment test, by comparing the implied fair value of the reporting unit goodwill with the carrying value of the reporting unit goodwill. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS
141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The impairment charge recognized under SFAS 142 in 2002 was (pound)221.6 million. The total carrying value of goodwill held by the Group under US GAAP (including goodwill on Joint Venture and Associates) amounted to (pound)277.8 million as of 31 December 2002 (2001: (pound)514.6 million).

The following analysis shows the impact on the Group's statement of operations of discontinuing goodwill amortization had SFAS 142 been effective for all periods presented:



-------------------------------------------------------------------------------------------------------------
                                                                    For the year ended 31 December
-------------------------------------------------------------------------------------------------------------
                                                                 2002             2001           2000
-------------------------------------------------------------------------------------------------------------
                                                             (pound)m         (pound)m       (pound)m

Reported net (loss)/income under US GAAP                        (246.7)         (260.0)          5.6
Add back: Amortization of goodwill                                  -             47.8          19.0
                                                            -------------------------------------------------
Proforma net (loss)/income under US GAPP                        (246.7)         (212.2)         24.6

                                                            -------------------------------------------------
                                                              Pence per       Pence per     Pence per
                                                                  share           share         share
Basic (loss)/earnings per share under US GAPP                    (60.8)          (66.8)          1.9
Add back: Amortization of goodwill                                   -            12.3           6.5
                                                            -------------------------------------------------
Proforma (loss)/earnings per share under US GAAP                 (60.8)          (54.5)          8.4
                                                            -------------------------------------------------
Diluted (loss)/earnings per share under US GAPP                  (60.8)          (66.8)          1.7
Add back: Amortization of goodwill                                   -            12.3           5.8
                                                            -------------------------------------------------
Proforma diluted earnings per share under US GAPP                (60.8)          (54.5)          7.5
                                                            -------------------------------------------------




Under UK GAAP, purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising from acquisitions on or after 1 January 1998 has been capitalized as an intangible fixed asset and amortized over its useful economic life. Difficult trading conditions were experienced industry wide in 2001, and the declining revenues and forecasts reported by the subsidiary management in December 2001 triggered a Group-wide impairment review for the goodwill in 2001. The Group has continued to monitor the goodwill values in the light of poor growth prospects in the industry and in accordance with FRS 11, and at 31 December 2002, a Group wide impairment review of capitalized goodwill was performed. In conducting the impairment review, Cordiant compared the net present value of the investments to their carrying value by discounting the estimated future net cash flows of the business. The discount rates were between 11.6% and 16% and were based on the weighted average cost of capital calculated for the Group and adjusted to take account of the different levels of geographical and business risks within the Group.


In the years to 31 December 2000 Cordiant believed that the Group's goodwill had an indefinite economic life due to the durability of the Group's brand names, their ability to sustain long term profitability and the Group's commitment to develop and enhance their value. However the change in the economic climate led Cordiant to take a more cautious approach to accounting for goodwill under UK GAAP by moving to amortization. This is also in line with best practice within the industry. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortized on a straight-line basis over its useful life up to a 20 year period, from date of acquisition. The useful economic life of goodwill arising from acquisitions has been assessed taking into account various factors, including among other things, dependence on key management and clients, competitive factors that the business faces, durability of the business, existence of contracts binding management and earnout periods.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to 1 January 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. For acquisitions on or after 1 January 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortized goodwill and intangible assets. Under both UK and US GAAP no separate intangible assets have been identified.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.


c) Scholz & Friends AG and Zenith Optimedia Group transactions
On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE") were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant's holding in Scholz & Friends Group GmbH and 11.0% of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50.0% interest in Zenith Media in exchange for 25.0% of the Optimedia business.

Under UK GAAP, both of these transactions were accounted for in accordance with UITF 31 "Exchanges of Businesses or Other Non-monetary Assets for an Interest in a Subsidiary, Joint venture or Associate." UITF 31 requires that to the extent that Cordiant retains an interest in Zenith and Scholz & Friends after the transactions, even if those interests are now held through a new subsidiary and joint venture respectively, those interests should be included at their pre-transaction carrying amounts. The assets acquired through the interests in the new subsidiary and joint venture have been accounted for at fair value and the goodwill arising recorded. This treatment has given rise to unrealized gains in the Consolidated Statement of Total Recognized Gains and Losses.

33. Reconciliation to US GAAP (continued)

Under US GAAP, these transactions have been accounted for in accordance with APB 29 "Accounting for Non-monetary Transactions" as interpreted by EITF 01-2 "Interpretation of APB Opinion 29" as the exchange of productive assets not held for sale in the ordinary course of business for equivalent interests in the same or similar productive assets. APB 29 requires that the cost of the net assets or liabilities acquired be based on the recorded amount of the net assets or liabilities relinquished. This treatment does not, therefore, give rise to gains on these two transactions. Differences also arise because the amount of unamortized goodwill associated with the interests disposed of differed between UK GAAP and US GAAP.

d) Deferred taxation
The Group adopted FRS 19 ("Deferred Tax") for UK GAAP purposes during the year ended 31 December 2001 and consequently deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognized if their realization is considered to be more likely than not. An adjustment has been recorded in 2001 and 2000 to reflect the recognition of such deferred tax assets.

US GAAP requires full provision of deferred taxation liabilities and requires deferred tax assets to be recognized and reduced by a valuation allowance to an amount considered to be more likely than not to be realized.

e) Relocation costs
Under UK GAAP, a fair value adjustment was made in 2000 for committed costs relating to the relocation of acquired enterprises prior to the acquisition by Cordiant Communications Group plc.

Under US GAAP, costs that have a future economic benefit to the combined company are expensed as incurred.

f) Employee share schemes
Under US GAAP the Company has adopted SFAS No.123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No.123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No.25 and provide the pro forma disclosures required by SFAS No.123. Under SFAS No.123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

In accordance with APB Opinion No. 25 compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price. Such compensation expense is measured at the date both (1) the number of shares that an employee is entitled to receive and (2) the exercise price are known. For the year ended 31 December 2002 there is a charge/(credit) to the profit and loss account under US GAAP of (pound)0.5 million (2001:
(pound)(21.4) million, 2000:(pound)11.4 million).

If the compensation cost of the options had been determined for 2002 and 2001 based on the fair value at the grant dates consistent with the method prescribed by SFAS No.123, the Group's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below. The revised amounts were determined based on employee share scheme awards in 1995 to 2002. Compensation cost is recognized over the vesting period of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No.123, the weighted average fair value of each option grant is estimated to be 42.4p, 162.5p and 96.7p for options granted during the year ended 31 December 2002, year ended 31 December 2001 and year ended 31 December 2000, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000 respectively; dividend yield of nil, nil and nil per cent, expected volatility of 61%, 57% and 35%, risk-free interest rate of 4.9%, 4.8% and 4.9% and expected lives of between 3.5 and 7.0 years.


------------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001             2000
Net profit/(loss) under US GAPP                                                       (pound)m      (pound)m         (pound)m
------------------------------------------------------------------------------------------------------------------------------
Reported                                                                                (246.7)       (260.0)           4.9
Proforma                                                                                (248.3)       (283.5)          16.6
(Loss)/earnings per Ordinary share (in pence)
Basic                                                                                    (60.8)p       (66.8)p          1.6p
Diluted                                                                                  (60.8)p       (66.8)p          1.5p
Basic - proforma                                                                         (61.2)p       (72.8)p          5.6p
Diluted - proforma                                                                       (61.2)p       (72.8)p          5.lp
------------------------------------------------------------------------------------------------------------------------------

g) Long term property provisions
Under UK GAAP the Group's property provisions have been discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income) where the space is vacant or currently not planned to be used for on going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

Under US GAAP, provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated sub-rental income.

Sub-rental income is calculated based on the market estimate of rental income per square foot, expected vacant periods, estimated associated costs, such as marketing and legal costs, and known break clauses and rent review dates.


33.Reconciliation to US GAAP (continued)

h) Research and development costs
Under UK GAAP research and development costs may be capitalized, and amortized over their estimated useful lives. Under US GAAP research and development costs are written off as incurred.

Under UK GAAP research and development costs are now fully written off, and the write off previously included as a charge against income to arrive at US GAAP figures has been reversed in the reconciliation to avoid double counting the expense.

i)   Cash flows
The Consolidated Cash Flow Statement is prepared in accordance with FRS 1 (revised) 'Cash Flow Statements' "FRS 1". Its objectives and principles are similar to those set out under US GAAP in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals; (h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. Changes in bank overdrafts are included within cash equivalents under FRS1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a Financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing (including foreign exchange) would have decreased by (pound)2.4 million in the year ended 31 December 2002 (31 December 2001:
(pound)1.4 million increase), (31 December 2000: (pound)5.4 million increase). Under UK GAAP, short term investments include short term money market deposits of (pound)0.4 million in 2002, (pound)0.6 million in 2001 and (pound)1.3 million in 2000, that would be classified as cash equivalents under US GAAP.

j) Derivative Instruments and Hedging Activities
The Group adopted SFAS No.133 at 1 January 2001. In accordance with SFAS No.133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in the fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Group may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognized in earnings with the changes in fair value of the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time the forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of the derivative instrument are recognized in earnings.

The Group has identified the following types of derivative instruments which were recorded on the balance sheet under US GAAP at 31 December 2002.

>Interest rate swap agreements used to manage the Group's exposures to interest rate movements;
>Short term forward foreign exchange contracts used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognized on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

The Group's derivative instruments do not meet the criteria of a hedging relationship stipulated in SFAS No.133. For US GAAP purposes all derivative contracts are recognized at fair value in the balance sheet. The changes in the fair value of these derivative contracts have been recorded in earnings.

The net fair value of these derivative instruments recorded as assets/ (liabilities) on 31 December may be analyzed as follows:


--------------------------------------------------------------------------------------------------------
                                                                                    2002            2001
                                                                                (pound)m        (pound)m
--------------------------------------------------------------------------------------------------------
Fair value of interest rate swaps recorded as assets                                3.8              0.1
Fair value of foreign exchange derivatives recorded as assets                       0.4              1.0
Fair value of foreign exchange derivatives recorded as liabilities                 (0.3)            (0.7)
--------------------------------------------------------------------------------------------------------
Net fair value                                                                      3.9              0.4
--------------------------------------------------------------------------------------------------------

The impact of the recognition of foreign exchange derivative instruments as assets/(liabilities) at fair value on earnings resulted in a gain of approximately (pound)0.1 million (2001: (pound)0.3 million). The gain of (pound)0.3 million on recognition of foreign exchange derivative instruments at fair value at 31 December 2001 has been recognized as income in the UK GAAP accounts in the year ended 31 December 2002. The net effect of the changes in the fair value of the foreign exchange and swap derivatives on earning under US GAAP is (pound)3.6 million (2001: (pound)0.3 million).

If SFAS No. 133 had been adopted in the year ended 31 December 2000, the effect would have been a reduction in earnings of (pound)0.3 million and consequently a gain of (pound)0.6 million in the year ended 31 December 2001.

k) Pensions

Under current UK GAAP (SSAP 24), pension costs comprise the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 "Retirement Benefits", which replaces the current UK accounting standard for pensions, was introduced during the year ended 31 December 2001. The transitional disclosures required by the standard are applied, resulting only in extra disclosures in the notes to the balance sheet prepared under UK GAAP.

Under US GAAP SFAS, No. 87 "Employers' Accounting for Pensions" requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.


Under SFAS 87, the Net Periodic Pension Cost (NPPC) for 2002 was as follows:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2002          2001
                                                                                                        (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Service cost (net of member contributions)                                                                   0.2           0.2
Interest cost                                                                                                1.8           1.8
Expected return on assets                                                                                   (0.8)         (0.7)
Recognized net loss                                                                                          0.1           0.1
-------------------------------------------------------------------------------------------------------------------------------
Net Periodic Pension cost                                                                                    1.3           1.4
-------------------------------------------------------------------------------------------------------------------------------
The actual assumptions used were:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2002          2001
                                                                                                        (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                                6.5%          6.2%
Return on investments                                                                                        6.5%          7.0%
Salary inflation                                                                                             3.9%          4.0%
Pension increases in payment                                                                                 2.4%          2.5%
Price inflation                                                                                              2.4%          2.5%
-------------------------------------------------------------------------------------------------------------------------------


The disclosures required under SFAS 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" are as follows:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at 31 December 2001                                                     28.1
Service cost                                                                                          0.2
Member contributions                                                                                  0.1
Interest cost                                                                                         1.8
Benefits paid                                                                                        (1.4)
Actuarial loss/(gain)                                                                                   -
-------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at 31 December 2002                                                     28.8
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                    (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Fair value of assets at 31 December 2001                                                              9.5
Actual return on plan assets                                                                         (1.2)
Company contribution                                                                                  1.5
Member contributions                                                                                  0.1
Benefits paid                                                                                        (1.4)
-------------------------------------------------------------------------------------------------------------------------------
Fair value of assets at 31 December 2002                                                              8.5
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                    (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Funded status of the plan at 31 December 2002                                                       (20.3)
Unrecognized net loss                                                                                 4.5
-------------------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                                (15.8)
-------------------------------------------------------------------------------------------------------------------------------

Amounts recognized in the statement of financial position consist of:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                                                (19.8)
Accrued benefit liability                                                                              -
Intangible asset                                                                                       -
Accumulated other comprehensive income                                                                4.0
-------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                               (15.8)
-------------------------------------------------------------------------------------------------------------------------------


(I) Investment in own shares
Under UK GAAP, investments in own shares are capitalized and held on the balance sheet as fixed or current assets.

Under US GAAP, such shares are netted off against equity.

Under UK GAAP an amount was provided against the investment in own shares during the year. No such provision was required under US GAAP.

m)   Exceptional items
Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items are considered both unusual in nature and infrequent in occurrence. In practice, exceptional items are rarely presented under US GAAP.


Under UK GAAP, FRS 12 "Provisions, contingent liabilities and contingent assets" allows provision to be made for moving and reorganization costs to be incurred in a restructuring plan initiated before the year end.

Under US GAAP, EITF 94-3 "Liability Recognition for Certain Employee
Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" requires that provision for exit costs can only be made when they do not benefit future activities of the Group. As a result (pound)1.0m of costs relating to moving and reorganization provisions recognized under UK GAAP have been deferred to future years. Under US GAAP these costs had not been incurred at 31 December 2002.

Under UK GAAP, if a decision is taken that an asset is to be scrapped, an impairment charge can be recognized immediately.

Under US GAAP, FAS 144 "Accounting for the Impairment or disposal of Long Lived Assets" requires that when a company has a specific plan for disposition by abandonment of an asset and the time period for abandonment is less than the useful life, the depreciation amounts should be adjusted to reflect the shorter useful life of the asset. As a result (pound)1.5m of the asset write downs recognized under UK GAAP have been reversed under US GAAP and deferred to 2003 as the relevant assets are still in use in 2003.

n)   Operating lease
Under UK GAAP, UITF 28 "Operating Lease Incentives" inflationary increases in property leases are not required to be smoothed over the life of the lease.

Under US GAAP, FASB Technical Bulletin No. 85-3 states that a straight-line method over the life of the lease should be used to account for such scheduled rent increases.

An adjustment has been made to charge the income account under US GAAP in the year ended 31 December 2002 with (pound)1.5 million relating to such inflationary rent increases.

o) Compensated absences
Under UK GAAP, there is no prescribed requirement to book a liability for future compensated absences.

Under US GAAP, SFAS No. 43 "Accounting for compensated absences" states that vesting and accumulating rights to future compensated absences should be accrued. A liability of (pound)1.2 million has been accrued under US GAAP.

p) Employer payroll taxes
Under UK GAAP, UITF 25 "National Insurance Contributions on share option gains" requires that a provision is made for National Insurance contributions at the date of the grant of share options.

Under US GAAP, EITF 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" requires that National Insurance Contributions be charged to the income statement when the option is exercised. An adjustment for (pound)0.5 million has been made to credit the income account under US GAAP.

q) Statement of comprehensive income
Under UK GAAP, the Company presents a Statement of Total Recognized Gains and Losses, which is equivalent to a Statement of Comprehensive Income under US GAAP.

Effect on net earnings of differences between US and UK GAAP

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        2002        2002        2001         2000
                                                                                      US$m**    (pound)m    (pound)m     (pound)m
---------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit attributable to Ordinary shareholders in conformity with UK
GAAP                                                                                (376.0)     (233.6)     (277.6)        36.1
US GAAP adjustments:
Amortization of goodwill and other intangibles                            (b)         49.6        30.8        (3.3)       (19.0)
Impairment of goodwill                                                    (b)        (81.3)      (50.5)       (2.2)         -
Deferred taxation                                                         (d)          -           -           2.3         (0.7)
Relocation provision                                                      (e)          -           -           -           (0.4)
Compensation costs                                                        (f)         (0.8)       (0.5)       21.4        (11.4)
Amortization of discount on property provisions                           (g)          0.8         0.5         0.8          1.1
Write off of research and development costs capitalized                   (h)          1.3         0.8         -           (0.8)
Fair value of derivative instruments                                      (j)          5.8         3.6         0.3          -
Pensions                                                                  (k)          0.4         0.3        (1.7)         -
Investment in own shares                                                  (l)          2.6         1.6         -            -
Exceptional items                                                         (m)          4.0         2.5         -            -
Operating lease                                                           (n)         (2.4)       (1.5)        -            -
Compensated absences                                                      (o)         (1.9)       (1.2)        -            -
Employer payroll taxes                                                    (p)          0.8         0.5         -            -
---------------------------------------------------------------------------------------------------------------------------------
Net (loss)/profit attributable to Ordinary shareholders in conformity with
US GAAP                                                                             (397.1)     (246.7)     (260.0)         4.9
---------------------------------------------------------------------------------------------------------------------------------
Net (loss)/profit per Ordinary share - basic                                         (97.9)c     (60.8)p     (66.8)p        l.6p
Average number of Ordinary shares (in millions)                                      405.5       405.5       389.2        294.0
Net (loss)/profit per Ordinary share - diluted*                                      (97.9)c     (60.8)p     (66.8)p        l.5p
Average number of Ordinary shares - diluted (in millions)*                           405.5       405.5       389.2        328.6
---------------------------------------------------------------------------------------------------------------------------------

* As there is a basic loss per share, options and contingent consideration have no dilutive effect in the year ended 31 December 2002 and in the year ended 31 December 2001.

Deferred taxes have not been recognized on the US GAAP adjustments. To the extent any additional deferred tax assets would be recorded, it would be fully provided with a valuation allowance and the net impact would be nil. To the extent an additional deferred tax liability would be recorded, an equal and offsetting amount of the current valuation allowance would be released and the net impact would be nil.


Cumulative effect on shareholders' funds of differences between US and UK GAAP

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        2002        2002        2001         2000
                                                                                      US$m**    (pound)m    (pound)m     (pound)m
---------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds in conformity with UK GAAP                               111.9        69.5       306.8          467.4
US GAAP adjustments:
Dividends                                                                (a)          -           -          -               8.4
Goodwill and US purchase accounting in respect of acquisitions           (b)         35.2        21.9        40.9           32.8
Scholz & Friends AG and Zenith Optimedia Group transactions              (c)        (71.5)      (44.4)      (44.4)           -
Deferred taxation                                                        (d)          -           -          -              (2.3)
Discount on property provisions                                          (g)         (6.3)       (3.9)      (4.4)           (5.2)
Write off of research and development costs capitalized                  (h)          -           -         (0.8)           (0.8)
Fair Value of derivative instruments                                     (j)          6.4         4.0        0.4             -
Pensions                                                                 (k)         (8.2)       (5.1)      (3.3)            -
Investment in own shares                                                 (l)         (1.3)       (0.8)      (2.4)            -
Exceptional items                                                        (m)          4.0         2.5         -              -
Operating lease                                                          (n)         (2.4)       (1.5)        -              -
Compensated absences                                                     (o)         (1.9)       (1.2)        -              -
Employer payroll taxes                                                   (p)          0.8         0.5         -              -
---------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds in conformity with US GAAP                                66.7        41.5       292.8          500.3

---------------------------------------------------------------------------------------------------------------------------------

** These figures have been translated for the convenience of the reader at the New York Noon Buying Rate on 31 December 2002 ((pound): $1.6095).

New and prospective accounting changes

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that an obligation that is unavoidable as a result of either the acquisition or the normal operation of a long-lived asset be recognized as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from
(a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The Group is required to adopt the provisions of SFAS No. 143 effective 1 January 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 1 13, which have been adopted for transactions occurring subsequent to 15 May 2002. The adoption of SFAS No. 145 has not had a material impact on the consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a costs associated with an exit or disposal activity is recognized when the liability is incurred. The Group is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after 31 December 2002. The Group is reviewing the impact of SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148 "Accounting for share-based compensation - transition and disclosures". It amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure provision of SFAS 123. The Group is reviewing the impact of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45 "FIN 45: Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others". It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability for the fair value of the obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after 15 December 2002 and the measurement requirements are effective for guarantees issued from 1 January 2003. FIN 45 has not had an impact on these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 "FIN 46: Consolidation of variable interest entities". It addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Variable interest entities are entities for which control is achieved through means other than through voting rights. The interpretation is effective for interests in entities acquired after 31 January 2003, and applies in the first fiscal year beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before 1 February 2003. The Group is currently reviewing the impact of FIN 46 on the consolidated financial statements.

The EITF clarified the provisions of Issue No. 00-21 "Revenue Arrangement with Multiple Deliverables". This Issue discusses the accounting for arrangements with customers that involve the delivery or performance of multiple products, services and/or rights to use assets, where performance by the vendor may occur at different points in time or over different periods of time. The guidance in Issue 00-21 is effective for revenue arrangements entered into in reporting periods beginning after 15 June 2003.

The EITF clarified the provisions of Issue No. 02-16 "Accounting by a customer (including a reseller) for Certain Consideration Received from a vendor". The consensus is that cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendors' product or services, and should be recognized as a reduction of cost of sales in the customer's income statement, unless the consideration is a cost reimbursed or a payment for assets or services delivered to the vendor. The EITF concluded that the consensus should be applied to arrangements entered into after 31 December 2002.

34.  Subsequent events

Disposals of businesses

As part of the strategy of the Board of Directors to reduce debt through a program of non-core asset disposals, in 2003 the Group disposed of the following material interests:

On June 29, 2003, Cordiant disposed of a 70 per cent interest in its principal Australian business, The Communications Group, which includes George Patterson Bates. Cordiant received cash proceeds in respect of the disposal of A$60.2 million ((pound)24.2 million) which, after deduction of transaction costs, were used to repay debt. Prior to completion, Cordiant extracted from The Communications Group surplus cash of A$41.0 million ((pound)16.5 million) which was also used to repay debt.

On July 11, 2003, Cordiant disposed of its 77.3 per cent interest in Scholz & Friends A.G. The cash proceeds payable to Cordiant in respect of the disposal of Scholz were (euro)22.4 million ((pound)15.8 million) which will, after deduction of transaction costs, be used to repay debt. A further (euro)1.5 million ((pound)1.0 million) may become payable in March 2004 dependent upon the performance of Scholz & Friends A.G. for the year ended December 31, 2003. This amount will also be used to reduce borrowings. Scholz & Friends A.G. will repay loans made to it by Cordiant totaling approximately (euro)7.5 million ((pound)5.3 million) by no later than December 31, 2003.

On July 4, 2003, the Group entered into an agreement to dispose of the FD International group of companies. The cash proceeds payable to Cordiant at completion in respect of the disposal are (pound)26.0 million. The (pound)26.0 million is subject to upwards or downwards adjustment based on a completion statement to be agreed or determined following completion. In addition, Cordiant is entitled to further consideration equal to 25 percent of any post tax capital gain made by the purchaser on its investment if the purchaser disposes of its interest in FD International within eighteen months of completion. The agreement is conditional on approval of Cordiant's shareholders at a meeting on July 23, 2003 and clearance by the German Federal Cartel Office. If completion does not occur by August 6, 2003 because Cordiant's shareholders fail to approve the transaction, Cordiant is required to pay the purchaser (pound)600,000 plus any applicable value added tax. In addition, Cordiant has undertaken to pay all rental obligations of Morgen-Walke Associates, Inc. in respect of its tenancy of certain leased New York premises until termination of the lease in accordance with its terms (whether or not Morgen-Walke Associates remains in occupation). In addition, Cordiant and Lighthouse Global Network, Inc. have undertaken to pay $500,000 into a bank account controlled by the purchaser from which the purchaser may draw its funds in the event that Cordiant fails to comply with its undertaking to satisfy Morgen-Walke Associates rental obligations under the lease.

Bank overdrafts, loans and Guaranteed Senior Notes

On June 19, 2003, WPP Group plc ("WPP") acquired the Group's indebtedness from its bank lenders, except one lender, under its Amended and Restated Loan Agreement, and from its senior notes lenders under its Amended and Restated Note Purchase Agreement, for (pound)177 million representing an amount equal to the par value of the principal obligations purchased. The remaining bank lender holding such debt with a par value of approximately (pound)79 million, transferred its debt to WPP on July 1, 2003, so that WPP now holds all of the debt.